10/26

07028384

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Group Limited

*CURRENT ADDRESS Level 7

40 Miller Street

North Sydney, NSW 2060

Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED

DEC 04 2007

THOMSON FINANCIAL

BEST AVAILABLE COPY

FILE NO. 82- 35137 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY:

DAT : 11/30/07

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller St
North Sydney NSW 2060
Australia
Telephone: +61 2 9492 8888
Facsimile: +61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

7 July 2006

The Manager
Company Announcements
Australian Stock Exchange Limited

Share Purchase Plan

Please find attached the following documents in relation to the Share Purchase Plan announced on 26 June 2006 which are being sent to shareholders today:

1. Letter to Shareholders;
2. United Group Limited Share Purchase Plan – Terms & Conditions; and
3. Share Purchase Plan Application Form.

Yours sincerely

Anne Hayes
Company Secretary

United Group Limited

All Registry communications to:
C/- Link Market Services Limited
Level 12, 680 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone (within Australia): 1800 200 296
Telephone (outside Australia): +61 2 8280 7796
Facsimile: (02) 9287 0303
ASX Code: UGL
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

FOR YOUR PROMPT ATTENTION

Australian & New Zealand resident shareholders

SPP Closing Date – 5.00pm (Sydney time) on 28 July 2006

Dear United Group Shareholder

Opportunity to participate in Share Purchase Plan

On 26 June 2006 United Group Limited ("United Group") announced that it would acquire the US-based corporate real estate services company Equis Corporation ("Equis"). As part of the funding of the acquisition of Equis (the "Acquisition"), United Group announced a $125 million institutional placement and a Share Purchase Plan ("SPP").

We are pleased to provide you with details of the SPP in this letter. The SPP provides you and other eligible shareholders with the opportunity to subscribe for up to $4,992 of ordinary shares in United Group ("Shares") at the same issue price as those shares offered under the institutional placement announced on 26 June 2006 ($12.80). It is your choice entirely whether you participate or not in the SPP. However, the offer is non-renounceable, which means that you cannot transfer your right to purchase Shares under the offer to anyone else.

Why is United Group undertaking a SPP?

The SPP is an important component of the funding strategy that United Group has developed to finance the Acquisition and to facilitate United Group's ongoing financial flexibility.

We expect the Acquisition will continue United Group's successful acquisition track record and is the next step in the global expansion of United Group Services. In addition, the Acquisition creates an end-to-end corporate real estate business servicing tenants and owner occupiers in the large and growing US corporate real estate services market.

United Group will fund the Acquisition by a combination of debt and equity.

A $125 million institutional placement was completed on 26 June 2006. The placement consists of a firm placement of $120.7 million of Shares and an additional placement of $4.3 million of Shares, conditional on shareholder approval. The approval required for the conditional placement will be sought at the annual general meeting of United Group in October 2006. The SPP constitutes a further equity raising.

The balance of the Acquisition cost will be funded by committed debt facilities.

A number of capital raising alternatives were considered to finance the Acquisition, but the directors considered that this option provided the best outcome in terms of financial flexibility, EPS accretion and compliance/disclosure costs.

What is the SPP?

Under the SPP, Australian and New Zealand residents on the share register of United Group as at 5.00pm (Sydney time) on 26 June 2006 ("Record Date") may subscribe for up to $4,992 of Shares. The issue price of Shares under the SPP will be at the placement price of $12.80.

This letter (including the attached document titled "United Group Limited Share Purchase Plan – Terms & Conditions") and the enclosed application form constitute the terms and conditions of the SPP. By accepting the SPP offer, you will agree to be bound by these terms and conditions.

It is important to note that United Group's share price may change between the date of this offer and the date when Shares are issued under the SPP. Changes to the market price of Shares after the date of this offer will not be reflected in the SPP issue price. It is possible that the price paid under the SPP may exceed the price at which the shares are trading on the ASX at the time Shares are allotted under the SPP.

Amount to be raised

The amount raised under the SPP will depend on the response of Shareholders. Each Shareholder may apply for up to $4,992 of Shares and no application will be scaled back.

Closing date

If you wish to participate in the SPP, you need to complete the enclosed application form and forward it to United Group's share registry at the address shown on the application form, together with your payment (in Australian dollars). Completed application forms and full payment must be received by the registry before the close of the offer at 5.00pm (Sydney time) on 28 July 2006. Applications received after that date may not be accepted.

If the application form is not accompanied by the correct application amount, United Group reserves the right to return your application form along with your payment and not allot any Shares to you.

When Shares will be issued

It is anticipated that Shares will be issued under the SPP on or about 4 August 2006. New Shares will rank equally with existing fully paid ordinary shares in United Group.

It is expected that new Shares allotted to you under the SPP will be quoted on ASX on or about 4 August 2006 and you should receive your holding statement or confirmation advice shortly after that date.

Further information

You should seek independent advice from your financial or other professional adviser in relation to whether applying for shares under the SPP are an appropriate investment for you. If you have any questions in relation to the SPP, please contact United Group's share registry on **1800 200 296** within Australia or **+61 2 8280 7796** outside Australia.

Yours sincerely

RA Leupen

Richard Leupen
Managing Director & CEO

United Group Limited ("United Group") Share Purchase Plan - Terms & Conditions

A. Participation in the SPP

Participation in the United Group Share Purchase Plan ("SPP") is only open to holders of ordinary shares ("Shares") in United Group ("Shareholders") who (as recorded in the Shareholder register) as at 5.00pm (Sydney time) on 26 June 2006 (the "Record Date"):

- are registered as holders of Shares; and
- whose registered address is in Australia or New Zealand.

Participation in the SPP is optional and is subject to these terms and conditions.

An offer under the SPP does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer.

Where a trustee or nominee is a registered holder of Shares and is expressly noted on the Shareholder register as holding Shares on account of a named beneficiary, then for the purposes of the SPP the named beneficiary will be taken to be the registered holder of those Shares. An application for Shares, certification or issue of Shares to the trustee or nominee will be taken to be an application or certification by, or an issue to, the named beneficiary.

If two or more persons are registered as jointly holding Shares, they are taken to be a single registered holder for the purpose of determining whether they may participate in the SPP and the acknowledgements taken to be given by an applicant under the SPP under these terms and conditions is taken to be given by all of them.

Eligible Shareholders who receive more than one offer under the SPP may apply on different application forms for more than one parcel of Shares, but may not apply under the SPP for Shares with an aggregate value of more than $5,000.

B. Offers

Offers made under the SPP are not renounceable and may not be transferred to another person.

Participants can select one of the following 5 alternatives:

Offer A	100 Shares	Total amount payable @A$12.80 per share	A$1,280.00
Offer B	200 Shares	Total amount payable @A$12.80 per share	A$2,560.00
Offer C	250 Shares	Total amount payable @A$12.80 per share	A$3,200.00
Offer D	300 Shares	Total amount payable @A$12.80 per share	A$3,840.00
Offer E	390 Shares	Total amount payable @A$12.80 per share	A$4,992.00

The minimum amount of Shares that any Shareholder may subscribe for is $1,280 and the maximum amount of Shares that any Shareholder may subscribe for is $4,992. This limit applies to each Shareholder irrespective of the capacity in which they hold Shares in United Group – whether as sole holder, first named holder of two or more joint holders or as a subsequent named holder of two or more joint holders.

Applications under the SPP may only be made for one of the above 5 alternatives specified on the application form. If the exact amount of money for a specified parcel is not tendered, United Group reserves the right to return to the Shareholder their application form and application money.

Any interest earned on application monies will be retained by United Group.

C. Shares

Each Share issued under the SPP will comprise one fully paid ordinary share in United Group and is subject to the terms and conditions set out in the Constitution of United Group.

D. Issue Price

Shares will be offered under the SPP at an issue price of A$12.80 ("SPP Price") per Share. This is the same price at which Shares were offered under the institutional placement announced on 26 June 2006 ("Placement") and represents a discount of approximately 0.39% from the closing price of Shares on 23 June 2006 (being the last day prior to the announcement of the Placement).

Each applicant under the SPP agrees to pay the SPP Price per Share.

E. Acceptance

To accept an offer under the SPP you may elect to pay by cheque (or money order) or by BPay.

If paying by cheque, you must forward a correctly completed application form together with the appropriate application amount by cheque (or money order) so as to be received by United Group's Share Registry (Link Market Services Limited) at the relevant address set out in the application form by 5pm (Sydney time) on 28 July 2006 (the "Closing Date").

Alternatively you may pay electronically by BPay, as directed on the application form, by 5pm (Sydney time) on the Closing Date.

BPay payments or application forms and cheques may not be processed or held to be valid if they have not been received by United Group by this time. No interest will be paid on any application money returned to you.

F. Scale back

Irrespective of the applications for Shares received by United Group, it will retain all subscriptions and will not undertake a scale back.

G. Application acknowledgements

By completing and returning your application form and application amount:

1. your application, on these terms and conditions, will be irrevocable and unconditional;
2. you certify that you are an eligible Shareholder entitled to apply for Shares under these terms and conditions;
3. you agree to be bound by these terms and conditions;
4. you agree to be bound by the Constitution of United Group;
5. you acknowledge that United Group may at any time irrevocably determine that your application form is valid, even if the application form is incomplete, contains errors or is otherwise

defective and you authorise United Group at its discretion to correct any error in, or omission from, your application form and to complete the application form by the insertion of any missing details;

6. you certify that you have not applied for Shares with an aggregate issue price in excess of $5,000 under the SPP or any similar arrangements in the 12 months prior to your application, even though you may have received more than one offer under the SPP or any similar arrangement or received offers in more than one capacity under the SPP or any similar arrangement;

7. you acknowledge that none of United Group, its advisers or agents has provided you with any financial product advice or investment advice, and that none of them have any obligation to provide such advice, concerning your decision whether to apply for Shares;

8. you acknowledge that United Group may disclose information in relation to your application to its registry;

9. you acknowledge that United Group is not liable to you for any exercise of its discretions referred to in these terms and conditions; and

10. you acknowledge the risk that the market price for Shares may change between the Record Date, the date on which you apply for Shares under the SPP and the date on which Shares are issued to you under the SPP. A change in the market price of Shares during this period will not affect the issue price of the Shares under the SPP. You also acknowledge that the SPP Price may exceed the price at which the Shares are trading on the ASX at the time Shares are allotted under the SPP.

H. Issuance and ASX quotation

It is intended that Shares will be issued under the SPP on or about 4 August 2006 ("Issue Date"). Shares issued under the SPP will rank equally in all respects with existing Shares in United Group. A holding statement will be issued in respect of Shares issued under the SPP on or about the Issue Date.

United Group will apply for Shares issued under the SPP to be quoted on the ASX in accordance with the ASX Listing Rules and it is expected that Shares issued under the SPP will be quoted on the ASX on or about 4 August 2006.

I. Costs of participation

No brokerage, commission, stamp duty or other transaction costs will be payable by Shareholders in respect of the acceptance of offers for, and allotment of, Shares under the SPP.

J. Modification, suspension and termination of the SPP

United Group may, in its absolute discretion, modify, suspend or terminate the SPP at any time and will notify ASX of any modification, suspension or termination of the SPP. Failure to give notice of the modification, suspension or termination of the SPP or the non-receipt of such notice will not invalidate the modification, suspension or termination.

United Group may allot to any person fewer Shares than the number applied for under the SPP (or none at all) if it believes that the issue of those Shares may contravene any law, any Class Order issued by the Australian Securities and Investments Commission or the rules of ASX.

K. Dispute Resolution

United Group may settle in any manner it thinks fit any disputes or other matters which may arise in connection with the SPP, whether generally or in relation to any particular participant or application. The decision of United Group in this regard shall be conclusive and binding on all participating Shareholders and other persons to whom the determination relates. United Group reserves the right to waive compliance with any provision of these terms and conditions.

L. Inconsistency

Unless otherwise determined by the Directors of United Group, in the event of any inconsistency between the terms and conditions of the SPP and the United Group Constitution, the terms of the United Group Constitution shall prevail.

M. Governing law

These terms and conditions are governed by the laws in force in New South Wales.

Pin cheque(s) here (do not staple)

UnitedGroup Limited

UGL

ABN 85 009 180 287

Share Purchase Plan Application Form

Enquiries: Link Market Services Limited
Telephone: 1800 200 296 (within Australia)
+61 2 8280 7796 (outside Australia)

Record Date:	26 June 2006
Close Date:	28 July 2006
Issue Date (proposed):	4 August 2006
Price Per Share:	A$12.80

Securityholder Reference Number (SRN)/
Holder Identification Number (HIN):

X999999999

SHARE PURCHASE PLAN ("SPP") APPLICATION FORM

This document is important and requires your immediate attention. If you are in any doubt as to the action you should take, please consult your stockbroker, accountant or professional adviser. Please see instructions on the reverse on how to complete this Application Form and where to send it.

Note: New Shares issued will rank for the FY2006 final dividend.

A Application for Shares

If you do not wish to apply for United Group Ordinary Shares ("Shares") under the SPP, do not fill out this form.
If you wish to apply for Shares under the SPP, please tick the appropriate box below to indicate the total application price of the parcel of Shares you wish to purchase. **Tick one box only.**

A		B		C		D		E
☐ **100 Shares A$1,280.00**	OR	☐ **200 Shares A$2,560.00**	OR	☐ **250 Shares A$3,200.00**	OR	☐ **300 Shares A$3,840.00**	OR	☐ **390 Shares A$4,992.00**

By completing this Application Form and forwarding it with your payment, you (a) certify that, in accordance with ASIC Class Order [02/831], the aggregate application amount of Shares which you have applied for in the last twelve (12) months under the SPP and any similar arrangement (including through joint and beneficial holdings), plus the total application price of Shares applied for under this application form, even if you received more than one offer under this SPP, does not exceed A$5,000.00, and (b) represent and warrant that you:

- were the registered holder of one or more Share(s) in United Group at 5:00pm (Sydney time) on 26 June 2006 with an address recorded in Australia or New Zealand and you do not hold those Shares on behalf of another person who resides outside Australia or New Zealand;
- are not in the United States and you are not acting for the account or benefit of any person within the United States in applying for Shares under the SPP; and
- have not received any documentation in relation to the SPP in the United States and you have not mailed, transmitted or otherwise distributed any documentation relating to the SPP in or into the United States.

B Payment Details

Please enter the details of your cheque or money order below. Cheque (or money order) must be drawn on an Australian branch of a financial institution, made payable to **"United Group Limited"** and crossed "Not Negotiable". Please ensure you submit the correct amount. Incorrect payments may result in your application being rejected. Alternatively, you may pay electronically using BPAY. DO NOT RETURN THIS FORM IF YOU ELECT THE BPAY OPTION.

Cheque (or money order) Number	BSB	Account Number

BPAY

Biller Code: 788042
Ref:

® Registered to BPAY Pty Ltd ABN 69 079 137 518

BPAY – Contact your participating institution and make the payment via BPAY – **you do not need to return this form.**

Telephone & Internet Banking - BPAY®
Contact your bank, credit union or building society to make this payment from your cheque or savings account. More info: www.bpay.com.au

Cheque (or money order) amount must correspond with the amount ticked in box A, B, C, D or E above

A$

C Contact Details

Please provide a daytime telephone number where we can contact you if we have any questions about this application.

Contact name (PRINT)	Daytime telephone number

NO SIGNATURES ARE REQUIRED ON THIS FORM.

Please see instructions on reverse. If you require further information on how to complete this Application Form please contact United Group's Share Registry on 1800 200 296 within Australia or +61 2 8280 7796 outside Australia.

UGL SPP002

UnitedGroup Limited

ABN 85 009 180 287

SHARE PURCHASE PLAN

How to Complete this Application Form

A You have the choice to purchase 100, 200, 250, 300 or 390 Shares. Select the number of Shares you wish to purchase by ticking one box only.

B Please enter your cheque (or money order) details in Section B. Cheques or money orders must be drawn on an Australian branch of a financial institution in Australian dollars and made payable to **"United Group Limited"** and crossed "Not Negotiable". Enter the total dollar amount of the Shares applied for in the box provided.

If you elect to make payment using BPAY you must contact your bank, credit union or building society to make this payment from your cheque or savings account. For more information: www.bpay.com.au

Refer to the front of this form for the Biller Code and Customer Reference Number. Payments must be received by BPAY before 5:00pm (Sydney time) on 28 July 2006. If the BPAY payment is for any reason not received in full, United Group may treat you as applying for as many Shares as the cleared monies will pay for. Shareholders using the BPAY Facility will be bound by the provisions relating to the Share Purchase Plan. **You are not required to submit this completed form if you elect to make payment using BPAY.**

C Please enter a contact name and daytime telephone number so we may contact you regarding your Application, if necessary.

Lodgement Instructions

The completed Application Form should be forwarded with your payment so it is received by United Group's Share Registry at the relevant address set out below by 5:00pm (Sydney time) on 28 July 2006. If you are returning your Application Form by post, you should allow **sufficient time** for collection and delivery by postal services. The postal acceptance rule does not apply. A reply paid envelope is included for your convenience. Your form cannot be faxed to United Group's Share Registry as a cheque (or money order) payment must be attached to your Application Form.

MAILING ADDRESS		DELIVERY ADDRESS
Link Market Services Limited	OR	Link Market Services Limited
United Group – Share Purchase Plan		United Group – Share Purchase Plan
Locked Bag A14		Level 12, 680 George Street
Sydney South NSW 1235		Sydney NSW 2000
Australia		***Please do not use this address for express post mailing***

Your Acceptance Checklist

- You should read the Terms and Conditions of the Share Purchase Plan carefully.
- Payments may only be made by cheque or bank draft in Australian dollars and drawn on an Australian branch of a financial institution, or you may select to pay via BPAY.
- **Cheques or bank drafts are to be made payable to: "United Group Limited" and crossed "Not Negotiable".**
- Please return your Application Form and cheque, in the reply paid envelope enclosed, or deliver to Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000.
- Applications must be received by 5:00pm 28 July 2006.

PRIVACY STATEMENT

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

PLEASE RETURN THE APPLICATION FORM WITH YOUR CHEQUE OR MONEY ORDER SO THAT IT IS RECEIVED BY UNITED GROUP'S SHARE REGISTRY ON OR BEFORE 5:00PM (SYDNEY TIME) ON 28 JULY 2006.

MEDIA RELEASE

UnitedGroup Limited

20 July 2006

United Group completes acquisition of Equis

Leading infrastructure and services company United Group Limited today announced it has completed the acquisition of Equis Corporation for A$163 million (US$ 120 million) plus a potential performance payment.

"We are pleased to welcome Equis staff and customers to United Group. Equis' very capable senior management team will continue to manage the business with Mr David Montross becoming the Chief Executive with immediate effect. Mr Montross will assume full responsibility for all aspects of the Equis business. The founder and vendor of Equis, Michael Silver, will provide a strategic advisory role to United Group and Equis", said United Group's Managing Director and CEO Richard Leupen.

"We see this acquisition as an important part of our long term strategy to lead specialist market sectors and provide a long term growth platform for our business", said Mr Leupen.

United Group and the companies that make up its 3300 strong personnel in the Corporate Real Estate sector, including Equis, are well placed to service multinational clients who are demanding global CRE solutions. United Group now has a total of over 12,000 employees in Australia, New Zealand, Asia, USA and UK.

- Ends -

For further information, please contact:
Richard Leupen, Managing Director & CEO, United Group Limited: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Services is Australia's premier independent outsourcing company. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

CHANGE OF DIRECTORS' INTERESTS

TO:	ASX Company Announcements		
FROM:	Anne Hayes	**DATE:**	19 July 2006
PAGES :	13 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Director's Interest Notices as a result of shares acquired under the Directors' Deferred Share Plan and Directors' Retirement Share Plan on behalf of the following Directors:

- Trevor C Rowe
- Bruno G Camarri
- Richard G Elliot
- Richard G Humphry
- John W Ingram
- David J Young

Yours faithfully

Anne Hayes
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor C. Rowe
Date of last notice	20 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 July 2006
No. of securities held prior to change	62,609
Class	1. Ordinary 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. Ordinary - 6 2. Ordinary restricted as to trading - 345
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,093.01
No. of securities held after change	62,960
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	United Group Limited
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruno Giovanni Camarri
Date of last notice	20 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 July 2006
No. of securities held prior to change	75,804
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	Ordinary restricted as to trading 236
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,424.36
No. of securities held after change	76,040
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	United Group Limited
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	20 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 July 2006
No. of securities held prior to change	17,979
Class	1. Ordinary 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. Ordinary - 253 2. Ordinary restricted as to trading – 152
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,876.55
No. of securities held after change	18,384
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	20 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 July 2006
No. of securities held prior to change	72,728
Class	1. Ordinary 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. Ordinary – 469 2. Ordinary restricted as to trading - 153
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,025.22
No. of securities held after change	73,350
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	United Group Limited
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	20 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 July 2006
No. of securities held prior to change	47,877
Class	1. Ordinary 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. Ordinary - 183 2. Ordinary restricted as to trading – 183
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,310.66
No. of securities held after change	48,243
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	20 June 2006

Part 1 – Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 July 2006
No. of securities held prior to change	88,586
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	Ordinary restricted as to trading – 169
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,452.19
No. of securities held after change	88,755
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	UNITED GROUP LTD
ACN/ARSN	ABN 85 009 180 287

1. Details of substantial holder (1)

Name	CONCORD CAPITAL
ACN/ARSN (if applicable)	092 842 889

There was a change in the interests of the substantial holder on	19/07/2006
The previous notice was given to the company on	09/06/2006
The previous notice was dated	08/06/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FULLY PAID ORDINARY SHARES	8,475,145	6.76%	7,762,685	5.76%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	REFER TO ANNEXURE A		REFER TO ANNEXURE B		

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		REFER TO ANNEXURE C			

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CONCORD CAPITAL LTD	LEVEL 10, 6-10 O'CONNELL STREET SYDNEY NSW 2000

Signature

print name	GARRY DUNCAN	capacity	COMPANY SECRETARY
sign here		date	20/07/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

CONCORD
CAPITAL

Annexure A of Form 604 – Notice of Change of Substantial Holder.

Details of registered shareholdings as at 08 June 2006

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	282,791
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	157,165
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,212,210
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	615,341
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	501,227
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	299,011
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	58,585
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	216,126
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	242,736
Bond Street Custodians Limited	Level 26, 20 Bond Street, Sydney NSW 2001	87,684
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	752,646
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	1,983,090
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	805,562
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	465,137
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	728,199
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	67,635
Total		**8,475,145**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.

CONCORD
CAPITAL

Annexure B of Form 604 – Notice of Change of Substantial Holder.

Details of net trades between 08 June 2006 and 19 July 2006.

Date	$ Consideration	Net Trade
9-Jun-06	224,304.02	17,211.00
13-Jun-06	436,303.12	33,511.00
14-Jun-06	2,895,337.58	223,058.00
15-Jun-06	1,182,981.00	91,516.00
16-Jun-06	25,336.05	1,870.00
20-Jun-06	79,297.58	6,096.00
21-Jun-06	523,666.26	40,258.00
22-Jun-06	615,661.01	47,295.00
23-Jun-06	489,966.09	38,148.00
27-Jun-06	-12,573.96	-933.00
28-Jun-06	8,668.99	637.00
29-Jun-06	-1,929,534.73	-137,926.00
30-Jun-06	-2,041,837.91	-141,599.00
3-Jul-06	2,463,307.43	250,952.00
4-Jul-06	-429,974.70	-29,264.00
5-Jul-06	-140,872.71	-9,775.00
6-Jul-06	-5,782,486.61	-401,634.00
7-Jul-06	22,907.54	1,551.00
11-Jul-06	-189,216.98	-13,066.00
12-Jul-06	3,600.48	246.00
13-Jul-06	-1,378,971.02	-95,000.00
14-Jul-06	-647,175.71	-44,937.00
17-Jul-06	-643,805.24	-45,107.00
18-Jul-06	-2,971,518.52	-208,712.00
19-Jul-06	-4,804,718.27	-336,856.00
	Total	-712,460

CONCORD
CAPITAL

Annexure C of Form 604 – Notice of Change of Substantial Holder.

Details of registered shareholdings as at 19 July 2006

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	267,283
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	147,416
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,138,535
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	564,692
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	470,787
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	282,530
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	55,026
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	202,980
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	227,983
Bond Street Custodians Limited	Level 26, 20 Bond Street, Sydney NSW 2001	87,890
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	706,906
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	1,669,554
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	756,657
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	436,888
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	684,028
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	63,530
Total		**7,762,685**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.

UnitedGroup Limited

ASX/MEDIA RELEASE

25 July 2006

Richard White joins United Group board

Mr Trevor C Rowe AM, Chairman of United Group Limited, the leading diversified services company, today announced the appointment of Mr Richard White as a non-executive director of the company.

Mr White had a long and successful career with Serco Limited. He retired from Serco as Executive Chairman in 2002 leaving behind a company that has close to 40,000 staff and generating £1 billion turnover operating in 34 countries.

He became Managing Director of the company in 1987 when he and three other colleagues led a management buyout and named the company Serco Limited. In 1988, Serco was listed on the London Stock Exchange headed by Mr White as its Chief Executive. In 1992, Mr White successfully set up Serco's Asia/Pacific operations.

Mr White now lives in Sydney and is the Chairman of Riviera Group. Riviera Group's turnover has increased by 114% under Mr White's Chairmanship since 2002.

Mr Rowe said, "Mr White brings with him extensive service industry expertise and his appointment will strengthen the Board and complement the skills we have."

- Ends -

For further information, please contact:
Mr Trevor C Rowe, Chairman, United Group Limited: (61 2) 8225 4681
Teresa Aruego Eastor – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Global Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning.

www.unitedgroupltd.com

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

Announcement

TO:	ASX Company Announcements		
FROM:	Anne Hayes - Company Secretary	**DATE:**	28/07/06
PAGES :	3		
SUBJECT:	**Initial Director's Interest Notice**		

Dear Sir/Madam

Please find attached a Appendix 3X Initial Director's Interest Notice in the name of Richard White.

Yours faithfully

Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity UNITED GROUP LIMITED	
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD DAVID WHITE
Date of appointment	25/07/2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	UNITED GROUP LIMITED
ACN/ARSN	ABN 85 009 180 287

1. Details of substantial holder (1)

Name	CONCORD CAPITAL
ACN/ARSN (if applicable)	092 842 889

The holder ceased to be a substantial holder on	28/07/2006
The previous notice was given to the company on	21/07/2006
The previous notice was dated	19/07/2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
28/07/2006	REFER ANNEXURES A & B				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CONCORD CAPITAL LTD	LEVEL 10, 6-10 O'CONNELL STREET, SYDNEY, NSW 2000

Signature

print name GARRY DUNCAN capacity COMPANY SECRETARY

sign here date / /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

CONCORD
CAPITAL

Annexure A of Form 605 – Notice of Ceasing to be a Substantial Holder.

Details of registered shareholdings as at 19 July 2006

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	267,283
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	147,416
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,138,535
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	564,692
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	470,787
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	282,530
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	55,026
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	202,980
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	227,983
Bond Street Custodians Limited	Level 26, 20 Bond Street, Sydney NSW 2001	87,890
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	706,906
State Street Australia Limited	*Level 7, 338 Pitt Street, Sydney NSW 2000*	1,669,554
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	756,657
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	436,888
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	684,028
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	63,530
Total		**7,762,685**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.

CONCORD
CAPITAL

Annexure B of Form 605 – Notice of Ceasing to be a Substantial Holder.

Details of net trades between 19 July 2006 and 28 July 2006.

Date	$ Consideration	Net Trade
20-Jul-06	-1,791,337.25	-125,339
21-Jul-06	-810,226.74	-56,812
24-Jul-06	-1,037,855.21	-73,596
25-Jul-06	-2,087,134.77	-146,573
26-Jul-06	-1,090,823.77	-77,250
27-Jul-06	-6,000,868.44	-425,036
28-Jul-06	-4,444,629.61	-316,057
Total		**-1,220,663**

United Group Limited
ABN 85 009 180 287
Level 7, Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	Anne Hayes – Company Secretary	**DATE:**	4 August 2006
PAGES :	9 (including this one)		
SUBJECT:	**New Issue of Shares**		

Please find attached Appendix 3B for the issue of a total of 2,459,920 ordinary shares in connection with the Share Purchase Plan announced on 26 June 2006.

Yours faithfully

Anne Hayes
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,459,920
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid Ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The fully paid Ordinary shares rank equally with UGL's other Ordinary shares
5	Issue price or consideration	$12.80
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued to fund in part the acquisition of Equis Corporation in the United States
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 August 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
137,231,848	UGL

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**ESOP Options** 5,694,296 at various prices ranging from $2.79 to $13.09 with various issue dates from 2002 to 2006, options vesting with expiry dates as follows: 504,005 on 31/12/2006 413,334 on 31/12/2007 1,961,900 on 31/12/2008 1,558,000 on 31/12/2009 300,000 on 31/12/2010 957,057 on 31/12/2011
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
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Part 3 - Quotation of securities

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1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

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Sign here: .... Date: 4/08/06
(~~Director~~/Company secretary)

Print name: ANNE HAYES

+ See chapter 19 for defined terms.

UnitedGroup Limited

USA Investor Briefing

David Irvine – CFO

August 2006

UnitedGroup Limited

Agenda

- Overview of United Group
- Business Strategy
- Financial and Investment Highlights




UnitedGroup
Limited
Overview of United Group

United Group Overview

UnitedGroup Limited

- Leading Australian infrastructure and outsourced services group
- More than 11,000 people operating in Australia, New Zealand, Asia, Europe and the US
- Market capitalisation of approximately A$1.9 billion as at July 24 2006
- Revenue approaching A$2.2 billion
- A$4.3 billion order book as at April 2006
- Four operating businesses:
  - United Group Infrastructure
  - United Group Rail
  - United Group Resources
  - United Group Services
- Focus in two areas:
  - Infrastructure – rail, power, water, communications, property, transport, defence
  - Resources - mining, oil & gas, minerals processing
- Services include design, fabrication, construction, manufacturing, operations, maintenance, corporate real estate ("CRE") and facility management ("FM").

United Group History

UnitedGroup Limited

Long term approach to growth

1994 – Listed on ASX as United Construction

1997 – Changed company name to United Group Limited

1998 – Acquisition of Kilpatrick Green

1999 – Acquisition of Goninan

2002 – Acquisition of KFPW

2004 – Acquisition of Thames Water Projects Asia

2005 – Acquisitions of PREMAS & ALSTOM ANZ

2006 – Acquisition of Equis Corp

Investment in United Group

United has successfully integrated 4 acquisitions in the last 4 years and has delivered a share price appreciation of more than 580% since July 2001



United Group
ASX 200
600%
550%
500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
Jul-01
Feb-02
Oct-02
May-03
Dec-03
Aug-04
Mar-05
Nov-05
Jun-06
27-Aug-02:
KFPW Pty Ltd
15-Jun-04:
Thames Water Projects
02-Jun-05:
Alstom Australia & New Zealand transport business
International Ltd
26-Jun-06:
Equis Corp

Source: Bloomberg


UnitedGroup Limited
Business Strategy

Four Operating Businesses - Defined Sectors

UnitedGroup Limited

UnitedGroup Infrastructure	UnitedGroup Rail	UnitedGroup Resources	UnitedGroup Services

UnitedGroup Infrastructure



Sectors
Water & Wastewater, Power, Defence, Communications, Transport (road & rail),

Services
Design, Engineering Construction, Operation, Maintenance, Asset Management

1H2006	A$mm
Sales	221.5
EBIT	12.2
Order Book	895.8

UnitedGroup Rail


UnitedGroup

Sectors
Rail
-Passenger
-Freight
-Infrastructure

Services
Design, Manufacture, Maintenance, Asset Management Refurbishment

1H2006	A$mm
Sales	529.0
EBIT	25.9
Order Book	2,284.6

UnitedGroup Resources



Sectors
Mining, Oil & Gas, Chemicals, Mineral Processing

Services
Project Management, Engineering, Construction, Asset Management, Industrial service,

1H2006	A$mm
Sales	236.6
EBIT	13.3
Order Book	218.7

UnitedGroup Services



Sectors
Government and Private Sectors

Services
Corporate Real Estate, Facilities Management, Human Resources, Procurement

1H2006	A$mm
Sales	126.2
EBIT	8.9
Order Book	641.4

Strategy and values key to delivery

UnitedGroup Limited


VALUES
HONESTY AND OPENNESS IN COMMUNICATION
SERVICES DRIVEN
SECTOR FOCUS
INTEGRITY
TO DELIVER SUSTAINABLE AND RESPONSIBLE WEALTH CREATION FOR OUR SHAREHOLDERS
OUTSTANDING CUTOMER SERVICE
TEAMWORK
SAFETY
ESSENTIAL INFRASTRUCTURE
SAFETY FOCUS
ALLIANCE AND TECHNOLOGY PARTNERSHIPS

Business & Growth Strategy

UnitedGroup Limited

- Service company, supporting cities and government infrastructure
- Recurring revenue streams
  - Revenue mix, multi-cycle – long & short term cycles – essential services
- Strong market positions in long term growth markets, primarily in Australasia
  - Limit resources construction activity to long term clients
- Focus on core sectors with small number of quality clients
  - Blue chip companies (approx. 40% of revenues)
  - Government (approx. 60% of revenues)
- Partner with clients to deliver their goals
  - Moving towards gain share style contracts
- Alliance and technology partnerships
- Organic growth in core businesses
  - Optimise results from existing assets
  - Expand existing sectors
- Globalise in key sectors, particularly property services – meeting the needs of multinational corporations
  - Entered Asia through PREMAS in 2005
  - Entered US through Equis in 2006

Technology partnerships and delivery alliances

SIEMENS
ALSTOM
MITSUBISHI ELECTRIC
Balfour Beatty
Thames Water
THALES
AKER KVÆRNER

United Group outlook for key sectors

UnitedGroup Limited

- Infrastructure
  - Increasing water demand
  - Substation and transmission line contract growth
  - Transport road and rail infrastructure demand strong in Australia
- Property Services
  - Government and private sector continuing to outsource
- Rail manufacture and maintenance
  - Continued demand from resources sector for bogies, wagons and locos
  - Passenger fleet opportunity – Public Private Partnerships (“PPP”)
- Resources
  - Continued capital spending and outsourcing of non-core functions by resource companies








UnitedGroup
Limited
Financial and Investment Highlights

5 Year Performance Trends

UnitedGroup Limited

Revenue A$ million



H1
H2
CAGR 17%
681.6
724.8
860.8
1,080.5
1,257.9
1,109.7
2001FY
2002FY
2003FY
2004FY
2005FY
H12006

EBITA A$ million



H1
H2
CAGR 29%
24.0
28.5
39.9
47.1
66.9
55.3
2001FY
2002FY
2003FY
2004FY
2005FY
H12006

NPAT A$ million



H1
H2
CAGR 58%
7.7
16.3
21.9
29.1
47.5
35.9
2001FY
2002FY
2003FY
2004FY
2005FY
H12006

Balance Sheet Growth

(A$ million)



Net assets
Total non-current assets
Total assets (ex cash)
450
400
350
300
250
200
150
100
50
0
1,400
1,200
1,000
800
600
400
200
0
99.8
135.8
153.4
180.3
334.5
388.4
2001FY
2002FY
2003FY
2004FY
2005FY
1H2006

Historical credit ratios

UnitedGroup Limited

EBITA / Net interest expense



16.0x
14.0x
12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
5.6x
7.3x
9.3x
14.2x
12.5x
14.6x
2001FY
2002FY
2003FY
2004FY
2005FY
1H2006*

Net debt / Equity



70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
Gearing target range
41%
6%
26%
23%
-10%
55%
2001FY
2002FY
2003FY
2004FY
2005FY
1H2006

* Based on LTM EBITA and net interest expense numbers

United Group has diverse revenue and earnings streams…

Revenue Contribution (1H'06)



United Group Services 11%
United Group Infrastructure 20%
United Group Resources 21%
United Group Rail 48%

Total = A$1.1 billion

EBITA Contribution (1H'06)



United Group Services 15%
United Group Infrastructure 20%
United Group Resources 22%
United Group Rail 43%

Total = A$55.3 million

Pro-forma for Equis acquisition, Services EBITA contribution increases to 28%

...Supported by a large and sustainable order book

UnitedGroup Limited

Sustainable order book – A$4.0bn at Dec 2005



A$ million
1,500
1,300
1,100
900
700
500
300
1,037
1,271
752
979
Jan-Jun 2006
2006-2007
2007-2008
2008+

Order book – sector breakdown



Manufacturing 12%
Engineering Projects 21%
Maintenance & Services 67%

Order book – divisional breakdown



Services 16%
Infrastructure 22%
Resources 5%
Rail 57%

Strong forward order book with long term recurring revenues

United Group has a broad range of projects and clients across all sectors



Division	Sector	Projects
United Group Infrastructure	Water & Wastewater	• Upgrade of 86 sewerage pumping stations for Sydney Water Corporation • Turnkey project - water treatment plant for a Thailand power station
	Power	• A$250mm Balfour Beatty JV to construct power lines in SE Queensland
	Transport	• A$700mm 50/50 JV with Thiess to upgrade Queensland rail infrastructure • A$200mm subcontract for Brisbane's North-South Bypass Tunnel
United Group Rail	Passenger	• MainTrain - A$500m maintenance contract on 1,500 passenger rail cars • OSCAR - manufacture of 122 passenger rail cars for RailCorp • Connex/United Group Rail Joint venture - MainCo (includes Melbourne rolling stock and infrastructure works)
	Freight	• Manufacture of 600 coal wagons for Queensland Rail
	Locomotives	• Supply of 10+ GE locomotives for Pilbara Rail (Rio Tinto)
United Group Resources	Mining	• Construction activities at BHP Billiton's Ravensthorpe and Yabulu operations
	Oil & Gas	• Turnaround planning and execution services at Shell Refining's Clyde site • Ongoing maintenance activities through O&G Solutions for Santos
	Mineral Processing	• Ongoing strategic maintenance alliance at Alcan's Gove refinery • Alcoa's Pinjarra Efficiency Upgrade Project in Western Australia • Mechanical and electrical site contract for Alcoa's Pinjarra and Wagerup refineries
United Group Services	Government	• CRE for NSW Ministry of Police's portfolio of 1,200 police stations • CRE, FM and Security improvements for Australia's diplomatic missions • Management of 3.5 townships for Singapore's Urban Redevelopment Authority
	Corporate	• Ongoing CRE and FM for Westpac, NAB, St.George and Telstra Facilities • FM at Kingsford Smith Airport, Sydney • Sydney Opera House - maintenance services

north-south
Sydney WATER
RailCorp
Victoria
RIO TINTO
bhpbilliton
Santos
ALCOA
st.george
Westpac
nab
Telstra

Equis Acquisition Overview

United Group Limited

- United Group has acquired 100% of Equis Corporation from its founder and owner Michael Silver for A$163m (US$120m) plus additional earnout
- Equis is a US-based provider of comprehensive Corporate Real Estate (CRE) services, with revenues in excess of A$130m p.a.
- Equis offering includes value add CRE services to large corporates and government agencies, delivering:
  - An occupier services focus representing users of space only
  - A non-franchised model allowing for consistent service delivery
- Government and blue chip corporate customers
- Has 400+ staff operating in 30+ locations (US, China, India, Hungary, Mexico), headquartered in Chicago
- United Group to fund acquisition through debt facilities and equity placement of A$125m and retail shareholder offering (estimated at A$15m)

Notes
1. AUD / USD exchange rate of 0.735 applied throughout this presentation

Equis – Strategic Rationale

United Group Limited

- ✓ Excellent strategic fit with United Group Services building on successful acquisitions of KFPW and PREMAS
- ✓ Extends United Group's corporate real estate services business into new markets
- ✓ Well managed, stable business with a committed management team
- ✓ Strong client retention rate - over 90%
- ✓ First class client base - US Government and leading blue chip companies - Bayer, Citigroup, State of California
- ✓ US CRE market has strong growth potential – estimated 8.2% CAGR 2005-2009
- ✓ Multinational corporations seeking global CRE solutions
- ✓ Scope to grow - Equis will benefit from United Group's broader range of systems and services
- ✓ Extensive due diligence conducted

Equis Overview – Service Offering

UnitedGroup Limited

- Delivers comprehensive, value-add CRE services ranging from single transaction to complex global portfolios

Portfolio Management	Asset Acquisitions & Disposals	Workplace Integration
Project Services	Equis®	Data Management
Site Selection		Corporate Finance
Audit & Recovery	Lease Acquisitions, Renewals & Subleases	Facility Management

Equis Overview – Financial Profile

UnitedGroup Limited

Revenue (A$ million)


2003-05 CAGR: 14%
88.4
103.4
114.0
Dec-2003
Dec-2004
Dec-2005

EBITA (A$ million)


EBITA
Margin
2003-05 CAGR: 18%
12.5%
12.8%
13.6%
11.2
13.2
15.5
Dec-2003
Dec-2004
Dec-2005

- Strong organic revenue growth
- Strong EBITA growth
- Superior, strengthening margins through value-add CRE services
  - 13.6% EBITA margin Dec-2005
- Strong free cash flow
- Forecast July 1 2006 pro forma post-acquisition and funding ratios:
  - Net debt/equity: 61%
  - Total debt/capitalization: 42%
  - Interest cover: 7.1x

Financial Highlights

UnitedGroup Limited

(A$ million)	1H' 2006[1]	1H' 2005[1]	FY2005[1]	FY2004[2]
Revenue	1,109.6	502.9	1,257.9	1,080.5
EBITA	55.3	25.6	66.9	47.1
EBITA margin %	5.0%	5.1%	5.3%	4.4%
EBIT	50.6	23.3	62.7	41.8
Net Operating Cashflow	18.8	9.0	48.7	22.5
Net Capital Expenditure	13.1	11.6	18.1	15.7
Net Debt to Equity	54.5%	38.0%	-9.7%	22.5%
Net Debt to Capitalization	35.3%	27.5%	-10.8%	18.4%
Interest Coverage	12.7x	8.3x	12.5x	14.2x
Order Book	4,041[3]	2,333	2,687	2,301

Note: [1] Prepared under A-IFRS
Note: [2] Prepared under AGAAP
Note: [3] Order Book as at December 31 2005

Investment Highlights

UnitedGroup Limited

- United Group continues to grow
- Order book of A$4.3 billion underpins earnings and revenue certainty for the longer term
- Buoyant sectors with long-term positive outlook
- Strong cash flow, balance sheet and return on capital
- Focus on leading markets in our core sectors
- Globalise in key sectors particularly property services and rail maintenance
- Continuing to expand high quality customer base
- Maintain outstanding safety record
- United Group anticipates that earnings will be in line with market expectations and continued strong growth in 2007



Appendix 4E

Name of entity

UNITED GROUP LIMITED

ABN or equivalent company reference	Financial year ended ('current period')
85 009 180 287	30 JUNE 2006

Results for announcement to the market

				$A'000
Revenues from ordinary activities	Up/~~down~~	77.8%	to	2,236,211
Profit (~~loss~~) from ordinary activities after tax attributable to members	Up/~~down~~	65.7%	to	78,697
Profit (loss) from extraordinary items after tax attributable to members	gain (loss) of	-		-
Net profit (~~loss~~) for the period attributable to members	Up/~~down~~	65.7%	to	78,697

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	24.0¢	24.0¢

+Record date for determining entitlements to the dividend, | 25 August 2006 |

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

UnitedGroup Limited

MEDIA/ASX RELEASE - 14 AUGUST 2006

United Group delivers record full year profit of $78.7 million, up 66%

- **Record revenue of $2.2 billion, up 78%**
- **Final dividend of 24 cents per share, fully franked; up 47%**
- **Earnings per Share (EPS) of 64 cents per share, up 39%**
- **Strong performance from existing operations delivers half of earnings growth**
- **Cash flow affected by one-off major milestone payment**
- **All sectors continue to perform with strong order book of $4.3 billion, up 59%**
- **Two major acquisitions completed**
- **Strong growth performance to continue into 2007**

Leading infrastructure and industrial services company United Group Limited (ASX:UGL) today reported net profit after tax for the year ended 30 June 2006 of $78.7 million (2005: $47.5 million), a 66% increase over the previous corresponding period. Sales revenue of $2.2 billion (2005: $1.3 billion) was up 78%. EPS increased 39% to 63.7 cents per share (2005: 45.8 cents per share).

The Directors declared a fully franked final dividend of 24 cents per share, taking total dividends for the year to 44 cents (2005: 30 cents per share fully franked), an increase of 47%, payable on 8 September to shareholders on the register at 25 August. The Dividend Reinvestment Plan will not be activated this year.

Managing Director and Chief Executive Officer Richard Leupen said the key driver for the strong performance was organic growth in the underlying United Group businesses. The two major acquisitions are on track with expectations and are adding to revenue and profit.

"We are encouraged by United Group's performance for the year, particularly as organic growth in our operating businesses has again been delivering more than half of the growth. We successfully integrated two major acquisitions, PREMAS and ALSTOM, which also contributed to revenue and earnings.

"Our sector focus strategy is delivering results. Sales revenue of $2.2 billion is encouraging, the first time in United Group's history that revenue has exceeded $2 billion. We continue to invest heavily in business development which has led to a record level of new project wins and high retention rates of existing contracts. Underlying growth and acquisitions have resulted in our order book increasing by 59% to $4.3 billion.

"Overall EBIT margins have increased from 5.1% to 5.4% which is pleasing. It indicates that we are executing contracts that deliver favourable outcomes for customers and the company. United Group is very focused on risk-reward management, and we continue to manage down fixed price construction risk.

International Expansion - Equis

"We further enhanced United Group's long-term future with the $163 million acquisition of US-based property services business Equis Corporation. With 400 dedicated and skilled people, Equis expands our geographical presence into the United States, Mexico, India, China and Hungary. Our immediate focus is to integrate Equis and grow its operations. There is scope to expand the Corporate Real Estate (CRE) operations of Equis in the US and other markets. To fund this acquisition, we completed a $121 million institutional placement, bringing new shareholders to the United Group, and a $31 million Share Purchase Plan (SPP).

Management

"Strong management discipline has been a key factor in United Group's performance. We remained focused on paying down debt from cash flows, and managing overhead costs. The timing of major milestone payments, particularly for a number of key contracts and investments in PPP's resulted in additional working capital requirements for United Group. We are working hard to improve cash flow to deliver a return on equity that is within our targeted range. A significant investment is also being made to strengthen business systems and processes.

People
"Safety management and developing the skills of our over 11,000 strong workforce has been a key priority. Keeping our people safe remains a top priority and we continue to develop our U Safe platform with new programs and initiatives that will strengthen performance in this critical area. We increased investment in skills development from an executive level through to traineeships and apprentice programs. In an environment of skills shortages, this has been a critical factor in attracting and retaining people."

United Group Infrastructure
The business significantly increased revenue and earnings and also delivered improved margins to 6.7%. The infrastructure operations from ALSTOM were successfully integrated. Tendering success was a highlight, with over $1 billion of transport and power projects secured. Significant growth is expected in 2007. The road and rail sectors are likely to be strong for a number of years and opportunities in water, power and defence, and a continued focus on technology partnerships will contribute to growth. Half of the business' order book is now made up of alliance-based contracts, giving United Group Infrastructure more predictable earnings.

United Group Rail
The business performed well during the year. Demand for coal and iron ore wagons was a key contributor, and build programs for passenger rail cars have progressed steadily. Both the Hunter Valley DMUs and the OSCARs are shaping up as excellent passenger trains. The ALSTOM acquisition delivered additional sales and EBIT growth albeit at a lower margin, resulting in a slight EBIT decline to 5.1%. The business is well placed for growth in 2007. A major focus will be the PPP to build the next generation of Sydney's passenger trains. A record order book of $2 billion, a strong resources sector, other opportunities in the passenger rail market, and a focus on Asia underpin United Group Rail's performance for the coming year.

United Group Resources
United Group Resources completed major contracts and secured new projects, and the business' focus on fair risk allocation on projects has been a key performance driver. The EBIT margin of 6.4% reflects the outcome of cost reimbursable contracts combined with solid project management skills. The business ceased bidding higher risk fixed price work several years ago. United Group Resources' pipeline of bidding activity is strong. The strength of the resources sector and several new projects secured after June 30 support growth in 2007.

United Group Services
United Group Services' performed well, due to growth in the Australian operations and the integration of PREMAS. The lower yielding PREMAS acquisition has caused a decline in EBIT margins to 8.7%. All major contracts were renewed and extended and a number of new CRE and Facility Management contracts were secured. The end-to-end CRE and FM model continues to appeal to large organisations seeking an integrated service.

Outlook
"United Group enters 2007 in excellent shape, backed up by a strong delivery team and a large percentage of revenue already locked in. We now have over 11,000 people operating in 13 countries with future performance enhanced by the healthy pipeline of bidding activity," Mr Leupen said.

"While a major focus for United Group is the PPP to build and maintain Sydney's new passenger rail cars, growth in 2007 and future years will come from a number of areas. We are not reliant on any one sector or contract. Infrastructure spending is increasing in all markets, and international expansion will deliver continued growth, as will stable earnings in the property, power, water and rail sectors. It is this diversity that underpins United Group's future.

"United Group now has strong market positions in each of its core sectors, all of which offer domestic and international opportunity. We also have an increasing stable and predictable revenue base. We are financially strong, have a talented leadership team, offer world class technology, are well recognised in our sectors, and are capable of securing and executing significant contracts. We are very well placed to take United Group to the next stage in its development. Again in 2007, we expect to exceed our long term goal of increasing earnings and enhancing shareholder value," Mr Leupen said.

Note: Financial summary tables are attached to this ASX/Media release. Archived webcast will be available at 4pm on 14 August 2006 on our website.

For further information, please contact:
Richard Leupen, CEO and Managing Director – (02) 9492 8803
Teresa Aruego Easter, Group Manager, Corporate Affairs – (02) 9492 8842/0401 147 822

About United Group:
United Group Limited (ASX:UGL) is a broadbased infrastructure and industrial services group. The company's 11,000 employees in Australia, New Zealand, Asia, US and UK work in partnership with blue chip clients to help shape the cities and communities we live in. UGL provides industrial maintenance, manufacturing and engineering services, and helps develop and maintain resources and industrial properties. UGL also builds and maintains rolling stock and related infrastructure. In addition, the company offers business process outsourcing of corporate real estate, facilities management, procurement and human resources. www.unitedgroupltd.com

ATTACHMENT: UNITED GROUP LIMITED FY2006 FULL YEAR RESULTS SUMMARY

Table 1: UNITED GROUP LIMITED – Earnings Summary

$million	FY 2006	FY 2005	Change
Sales Revenues	2,232.4	1,254.9	78%
EBIT	120.2	63.4	90%
EBIT Margin %	*5.4%*	*5.1%*	
Interest (net)	(14.4)	(6.1)	
Operating Profit Before Tax	105.8	57.3	85%
Tax	(27.1)	(9.8)	
Net Profit After Tax	78.7	47.5	66%
NPAT Margin %	*3.5%*	*3.8%*	
EPS (Cents)	63.7	45.8	39%
ROE (Annualised) %	19.7%	24.3%	

Table 2: UNITED GROUP LIMITED – Divisional Review

	FY 06	FY 05	Change
United Group Infrastructure			
Sales - $M	537.2	231.1	132%
EBIT - $M	36.2	13.1	176%
EBIT / Sales - %	*6.7%*	*5.7%*	
United Group Rail			
Sales - $M	960.4	534.9	80%
EBIT - $M	49.3	30.5	62%
EBIT / Sales - %	*5.1%*	*5.7%*	
United Group Resources			
Sales - $M	479.6	315.2	52%
EBIT - $M	30.5	13.1	133%
EBIT / Sales - %	*6.4%*	*4.2%*	
United Group Services			
Sales - $M	269.8	176.9	53%
EBIT - $M	23.5	17.1	37%
EBIT / Sales - %	*8.7%*	*9.7%*	

UnitedGroup Limited

2006 Full Year Results: Another Solid Year of Growth

RICHARD LEUPEN, Managing Director and CEO
DAVID IRVINE, Chief Financial Officer

Agenda

UnitedGroup Limited

- Highlights of the full year
- Operational reports:
  - United Group Infrastructure
  - United Group Rail
  - United Group Resources
  - United Group Services
- Order book
- Strategy
- Outlook





2006 Highlights

UnitedGroup Limited

- Record results for revenue, profit, EPS, dividends, growth and order book
  - EBIT up 90%, EPS up 39%, dividends up 47%
  - Turnover exceeded $2 billion
  - Order book over $4 billion
- Completed ALSTOM acquisition
- Integrated PREMAS and ALSTOM and both performing well
- Announced acquisition of Chicago based Equis
  - Established basis for a global property services group
- Strengthened all divisions for long term growth
- Strengthened management depth and systems
- Rolled safety programs across new businesses

3

Financial Highlights

UnitedGroup Limited

	June 2006	Change (PCP)	
Sales Revenue	$2.232 bn	Up 78%	
Earnings Before Interest & Tax	$120.2 m	Up 90%	
Net Profit After Tax	$78.7 m	Up 66%	
Earnings Per Share	63.7 cps	Up 39%	
Operating Cash Flow	$60.0 m	Up 1%	
Return On Equity	19.7%	24.3%	(June 2005)
Net Debt to Equity	31.7%	-9.9%	(June 2005)
Total Dividends	44.0 cps	Up 47%	
Order Book	$4.3 bn	Up 59%	

4

Continued Revenue and Profit Growth

UnitedGroup Limited

Sales Revenue $m


CAGR 19.8%
865.2
2,237.4
2000
2001
2002
2003
2004
2005
2006

NPAT $m


CAGR 39.5%
10.7
7.7
16.3
2000
2001
2002
2003
2004
2005
2006

Employees


2000
2001
2002
2003
2004
2005
2006

5

Strong Margins

UnitedGroup Limited

EBIT Margin


4.7%
5.1%
2000
2001
2002
2003
2004
2005
2006

NPAT Margin


1.4%
1.1%
2.3%
2.5%
2.7%
2000
2001
2002
2003
2004
2005
2006

ROE


11.0%
7.7%
12.0%
14.3%
16.2%
19.7%
2000
2001
2002
2003
2004
2005
2006

6

Continued Earnings and Dividend Growth

UnitedGroup Limited



Earnings per share
Total dividend per share
17.5
9.0
13.0
7.0
22.7
10.0
29.1
24.0
34.4
28.0
45.8
30.0
63.7
44.0
2000
2001
2002
2003
2004
2005
2006

7

Investment in United Group

UnitedGroup Limited



Share Price Growth
United Group Limited vs ASX All Ordinaries
Share Price Growth since June 2000: 1330%
Total Shareholders Returns:
• 1 year: 41%
• 5 years: 546% (45% pa)
United Group Limited
ASX All Ordinaries
1400%
1300%
1200%
1100%
1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
-100%
June 2000
June 2001
June 2002
June 2003
June 2004
June 2005
June 2006

8

Safety – Continued Focus

UnitedGroup Limited


UGL - LTI and TRC Progress
Financial year period
LTIFR
TRCFR
LTIFR pre million hours
TRCFR per million hours
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
2000-2001
2001-2002
2002-2003
2003-2004
2004-2005
2005-2006

9

Group Result: Profit up 66%

UnitedGroup Limited

$million	June 2006	June 2005	Change (pcp)
Sales Revenue	**2,232.4**	**1,254.9**	**78%**
EBIT	**120.2**	**63.4**	**90%**
EBIT margin %	5.4%	5.1%	
Interest (net)	(14.4)	(6.1)	
Operating profit before tax	**105.8**	**57.3**	**85%**
Tax	(27.1)	(9.8)	
Net profit after tax	**78.7**	**47.5**	**66%**
NPAT margin %	3.5%	3.8%	
EPS (cents)	63.7	45.8	39%
ROE %	19.7%	24.3%	

10

Group Result: Breakdown of Profit Growth



UnitedGroup Limited
120
100
80
60
40
20
0
$m
Organic Growth
$33.1m
47.5
18.8
14.3
32.6
(8.9)
(8.3)
(14.8)
(2.5)
78.7
NPAT Jun 05
Growth in Sales
Margin growth
Acquisitions
Corporate Expenses
Interest
Tax on increased profit
R&D tax deductions
NPAT Jun 06
11

Group Result: EBIT Growth by Division



UnitedGroup Limited
155
135
115
95
75
55
35
15
-5
-25
$m
Acquisitions
Services + 37%
Resources + 133%
Rail + 62%
Infrastructure + 176%
Corporate
Jun 05
Jun 06
12

Cash Flows Impacted by Alstom Acquisition and Timing of Operating Cashflows

UnitedGroup Limited

$million	June 2006	June 2005
Net profit after tax	78.7	47.5
Depreciation & amortisation	27.1	18.5
Working capital movement	(45.8)	(6.4)
Operating cash flow	**60.0**	**59.6**
Investments (net of cash acquired)	(301.6)	(44.0)
Capital expenditure (net)	(25.5)	(18.3)
Dividends paid	(46.2)	(27.0)
Capital raising	162.2	127.9
Net proceeds from borrowings	212.9	(67.1)
Other	16.3	3.5
Total cash flow	**45.5**	**27.6**
Net debt	165.1	(32.6)
Net debt to equity %	32%	(10%)

13

Balance Sheet Growth

UnitedGroup Limited



600
500
400
300
200
100
0
$m
1,400
1,200
1,000
800
600
400
200
0
$m
2000
2001
2002
2003
2004
2005
2006
Shareholders' Funds
Non-Current Assets (RHS)
Total Assets (ex Cash) (RHS)

14

Gearing – Net Debt to Equity

UnitedGroup Limited



Note: Post Equis acquisition and funding, the June 2006 Pro Forma Net Debt to Equity is 54%
59%
41%
7%
26%
23%
-10%
32%
2000
2001
2002
2003
2004
2005
2006

15

Impact of Adopting AIFRS

UnitedGroup Limited

- AIFRS was adopted from 1 July 2005
- Comparatives for 2004/05 have been restated
- Impact of transition to AIFRS:
  - June 2005 profit earnings:
    - NPAT increase of $4.5m
  - June 2005 balance sheet:
    - Decrease in retained earnings and reserves of $0.2m
- AIFRS has not affected United Group's borrowing or dividend distribution capacity

NPAT - 12 months to June 2005		$m
AGAAP		**43.0**
Goodwill amortisation	5.8	
Employee share based payments expense	-1.6	
Other	0.3	4.5
AIFRS		**47.5**

Shareholders' Equity - June 2005		$m
AGAAP		**329.1**
Goodwill amortisation	5.8	
Treasury shares - RAL loan	-6.2	
Other	0.2	-0.2
AIFRS		**328.9**

16

Operational Reports

UnitedGroup Limited



UnitedGroup Infrastructure

	Jun 2006	Jun 2005	Change
Sales - $m	537.2	231.1	132%
EBIT - $m	36.2	13.1	176%
EBIT / Sales	6.7%	5.7%	



UnitedGroup Rail

	Jun 2006	Jun 2005	Change
Sales - $m	960.4	534.9	80%
EBIT - $m	49.3	30.5	62%
EBIT / Sales	5.1%	5.7%	



UnitedGroup Resources

	June 2006	June 2005	Change
Sales - $m	479.6	316.2	52%
EBIT - $m	30.5	13.1	133%
EBIT / Sales	6.4%	4.2%	



UnitedGroup Services

	June 2006	June 2005	Change
Sales - $m	269.8	176.9	53%
EBIT - $m	23.5	17.1	37%
EBIT / Sales	8.7%	9.7%	

17


United Group Infrastructure

United Group Infrastructure - Strong Earnings Improvement

UnitedGroup Limited

	June 2006	June 2005	Change
Sales - $m	537.2	231.1	132%
EBIT - $m	36.2	13.1	176%
EBIT / Sales - %	6.7%	5.7%	1.0 pts
ROFE - %	27.7%	46.3%	-18.6 pts
Order book - $m	1,261.0	332.0	280%

- Significant improvement in revenue
  - Building recurring revenues, major new alliances
  - Successes in water and power
- Order book significantly increased
- ROFE impacted by ALSTOM goodwill



Revenue Contribution
EBIT Contribution
Infrastructure

19

United Group Infrastructure - Positive Outlook

UnitedGroup Limited

- Order book consists of greater percentage of alliance-based contracts
  - Now at 50%
- Well placed to capture strong growth in the transport sector, both road and rail
- Strong pipeline in the water sector
- New opportunities in power generation market with GE
- Growing presence in Defence sector
- Strategic opportunities in South East Asia and the Middle East
- A leader in communication technology
  - Transport, commercial radio and TV and defence sectors





20


United Group Rail

United Group Rail
– Market Leadership

UnitedGroup Limited

	June 2006	June 2005	Change
Sales - $m	960.4	534.9	80%
EBIT - $m	49.3	30.5	62%
EBIT / Sales - %	5.1%	5.7%	-0.6 pts
ROFE - %	19.7%	36.9%	-17.2 pts
Order book - $m	2,033.0	1,453.0	40%

- Sales growth solid due to
  - Passenger rail contracts
  - Higher delivery rate for iron ore wagons
  - Higher levels of Maintrain project work
- Alstom contribution in sales and EBIT


Revenue Contribution
EBIT Contribution
Rail

72

United Group Rail – Growing our Presence

UnitedGroup

- Now Australia's leading rolling stock company
- Passenger trains and trams
  - Sydney PPP
  - Melbourne system upgrade
  - New Zealand expansion
- Locomotives and wagons
  - Iron ore and coal expansions continue
  - Freight market restructuring and growing
- Maintenance
  - Outsourcing trends continue
  - Major growth opportunities in Sydney, Melbourne, Hong Kong and internationally





23


United Group Resources

United Group Resources – Risk Managed Contribution

UnitedGroup Limited

	June 2006	June 2005	Change
Sales - $m	479.6	315.2	52%
EBIT - $m	30.5	13.1	133%
EBIT / Sales - %	6.4%	4.2%	2.2 pts
ROFE - %	51.1%	34.0%	17.1 pts
Order book - $m	229.0	252.0	-9%

- Strong revenues from resources boom
- Strong increase of operating margins
  - All construction contracts are cost plus or alliance



Revenue Contribution
EBIT Contribution
Resources

25

Resource Sector – A New Delivery Model

UnitedGroup Limited

- To support customers, focus on
  - Expansion of Project Delivery Group
  - Increasing asset management capability
  - Providing intelligent engineering solutions
- 100% cost plus or alliance based
  - No fixed price construction contracts
- Growth in Australia's industrial and resources sectors is expected to continue
- Actively target coal sector
  - Queensland's Bowen Basin region
  - Hunter Valley in New South Wales
- Pipeline of bidding activity remains strong





26


United Group Services

United Group Services
– Building a Major Contributor

UnitedGroup Limited

	June 2006	June 2005	Change
Sales - $m	269.8	176.9	53%
EBIT - $m	23.5	17.1	37%
EBIT / Sales - %	8.7%	9.7%	-1.0 pts
ROFE - %	20.0%	24.9%	-4.9 pts
Order book - $m	762.0	650.0	17%

- Strong contribution from Premas
- Continued success in re-competes
- Growth in profit and order book


Revenue Contribution
EBIT Contribution
Services

26

United Group Services – Global Outsourcer

UnitedGroup Limited

- Adding Equis
  - A long term global growth platform
- Tenant /occupier based offering
  - Services 1 billion square feet of space
  - Over 400,000 properties in 45 countries
- Demand for global CRE and facilities management solutions by multi nationals and Governments
- Formation of United Group Global Services
- Continued outsourcing of non-core CRE and facilities management functions by Government and blue chip companies in all markets
- Security is key growth area





29

Geographic Spread of United Group

UnitedGroup Limited



- Cities with main offices
- Cities with presence

30

Order Book: at $4.3 billion

UnitedGroup Limited



United Group Services
United Group Resources
United Group Rail
United Group Infrastructure
United Group Limited
$m
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
1,165
1,233
1,124
2,252
2,301
2,686
4,285
2000
2001
2002
2003
2004
2005
2006

31

Sustainable Order Book

UnitedGroup Limited



Does not include projected sales from recompetes
$m
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
1,853
987
571
874
2006 - 2007
2007 - 2008
2008 - 2009
2009 +

32

Order Book: Recurring & Diverse Income Streams

UnitedGroup Limited

Total Order Book
$4.3 Billion
June 2006



Manufacturing
11%
Engineering Projects
27%
Maintenance & Services
62%

Total Order Book
$2.7 Billion
June 2005



Manufacturing 16%
Engineering Projects 14%
Maintenance & Services
70%

33

United Group's Strategy

UnitedGroup Limited

- Sector and services focus
- Blue chip and Government clients
- Essential infrastructure
- Long term client partnership in recurring income streams
- World class technology partners
- Global growth platform
- United Group team – near 11,000 strong

34

Outlook

UnitedGroup Limited

- Order book of $4.3bn
- Significant revenues already locked in from long term contracts
  - More stable and predictable revenue base
- Strong market positions in rail, property, water, power, resources and defence
  - Healthy pipeline of bidding activities
- Strong cash flow, balance sheet and return on capital
  - Capable of securing and executing larger contracts and undertaking transactions of a greater scale
- Creation of a global CRE service provider through the acquisition of Equis
  - Unique long term growth platform
- Rail PPP a major opportunity
- On track to meet our goal of long term sustainable and responsible wealth creation for our shareholders

35

UnitedGroup Limited

For more information visit:

www.unitedgroupltd.com

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844
www.unitedgroupltd.com

UnitedGroup Limited

CHANGE OF DIRECTORS' INTERESTS

TO:	ASX Company Announcements		
FROM:	Anne Hayes	**DATE:**	21 August 2006
PAGES :	3		
SUBJECT:	**Amendment - Change of Directors' Interests**		

Please find attached an amended 3Y in regards to John Weir Ingram previously lodged on 19 July 2006. The amendment affects only the total number of securities held after the change.

Yours faithfully

Anne Hayes
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **United Group Limited**	
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	20 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 July 2006
No. of securities held prior to change	47,877
Class	1. Ordinary 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. Ordinary - 183 2. Ordinary restricted as to trading - 276
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,660.09
No. of securities held after change	48,336
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

CHANGE OF DIRECTORS' INTERESTS

TO:	ASX Company Announcements		
FROM:	Anne Hayes	**DATE:**	25 August 2006
PAGES :	15 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Change of Director's Interest Notices as a result of shares acquired under the Directors' Deferred Share Plan, the Directors' Retirement Share Plan and the Share Purchase Plan on behalf of the following Directors:

- Trevor C Rowe;
- Bruno G Camarri;
- Richard G Elliot;
- Richard G Humphry;
- John W Ingram;
- David J Young; and
- Richard A Leupen.

Yours faithfully

Anne Hayes
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor C. Rowe
Date of last notice	19 July 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1. Direct 2. Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired by Mrs J D Rowe (Mr Rowe's spouse) and Quote Holdings Pty Ltd as Trustee for the Salrowe Pension Fund (an entity controlled by Mr Rowe)
Date of change	4 & 15 August 2006
No. of securities held prior to change	62,960
Class	1. Ordinary shares & ordinary shares restricted as to trading until retirement from United Group Limited 2. Ordinary shares
Number acquired	1. 764 = 390 (Ordinary shares) + 374 (Ordinary shares restricted as to trading) 2. 780
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $9,988.64 2. $9,984.00
No. of securities held after change	64,504
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade & issue of shares under Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruno Giovanni Camarri
Date of last notice	19 July 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1. Direct 2. Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired by Camarri Nominees Pty Ltd and Above Pty Ltd ATF Camarri Superannuation Fund, entities controlled by Mr Camarri
Date of change	4 & 15 August 2006
No. of securities held prior to change	76,040
Class	1. Ordinary shares & ordinary shares restricted as to trading until retirement from United Group Limited 2. Ordinary shares
Number acquired	1. 646 = 390(Ordinary shares) + 256 (Ordinary shares restricted as to trading) 2. 780
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $8,412.16 2. $9,984.00
No. of securities held after change	77,466
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade & issue of shares under Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **United Group Limited**	
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	19 July 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1. Direct 2. Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired by R&R Elliot (Elliot Family Superannuation Fund)
Date of change	4 & 15 August 2006
No. of securities held prior to change	18,384
Class	1. Ordinary shares & ordinary shares restricted as to trading until retirement from United Group Limited 2. Ordinary shares
Number acquired	1. 828 = 664(Ordinary shares) + 164 (Ordinary shares restricted as to trading) 2. 390
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $10,843.68 2. $4,992.00
No. of securities held after change	19,602
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade & issue of shares under Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	19 July 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1. Direct 2. Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired by the Richard & Rose Humphry Tearmunn Super Fund Account
Date of change	4 & 15 August 2006
No. of securities held prior to change	73,350
Class	1. Ordinary shares & ordinary shares restricted as to trading until retirement from United Group Limited 2. Ordinary shares
Number acquired	1. 556 = 390 (Ordinary shares) + 166 (Ordinary shares restricted as to trading) 2. 390
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $7,209.76 2. $4,992.00
No. of securities held after change	74,296
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade & issue of shares under Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	21 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 & 15 August 2006
No. of securities held prior to change	48,336
Class	Ordinary shares & ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	887 = 689 (Ordinary shares) + 198 (Ordinary shares restricted as to trading)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,631.92
No. of securities held after change	49,223
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade & issue of shares under Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	19 July 2006

Part 1 – Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 August 2006
No. of securities held prior to change	88,755
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	183
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,444.88
No. of securities held after change	88,938
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Anthony Leupen
Date of last notice	17 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1. Direct 2. Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired by Protech Holdings (WA) Pty Ltd, an entity controlled by Mr Leupen
Date of change	4 August 2006
No. of securities held prior to change	4,353,675
Class	1. Ordinary shares 2. Ordinary shares
Number acquired	1. 390 2. 390
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $4,992.00 2. $4,992.00
No. of securities held after change	4,354,845
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of shares under Share Purchase Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	Anne Hayes – Company Secretary	**DATE:**	28 August 2006
PAGES :	9 (including this one)		
SUBJECT:	**New Issue of Shares**		

Please find attached Appendix 3B for the issue of a total of 33,333 ordinary shares in connection with the exercise of options under the Employee Share Option Plan.

Yours faithfully

Anne Hayes
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	33,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid Ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The fully paid Ordinary shares rank equally with UGL's other Ordinary shares
5	Issue price or consideration	$6.28
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of Options under Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 August 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	137,265,181	UGL

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**ESOP Options** 5,371,895 at various prices ranging from $2.79 to $13.09 with various issue dates from 2002 to 2006, options vesting with expiry dates as follows: 447,337 on 31/12/2006 460,001 on 31/12/2007 1,649,500 on 31/12/2008 1,558,000 on 31/12/2009 300,000 on 31/12/2010 957,057 on 31/12/2011
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28/08/06
(~~Director/~~Company secretary)

Print name: ANNE HAYES

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844
www.unitedgroupltd.com

UnitedGroup Limited

CHANGE OF DIRECTORS' INTERESTS

TO:	ASX Company Announcements		
FROM:	Anne Hayes	**DATE:**	30 August 2006
PAGES :	3 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Dear Sir / Madam

Please find attached Director's Interest Notice as a result of shares acquired for Richard G Elliot.

Yours faithfully

Anne Hayes
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	15 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired by R&R Elliot (Elliot Family Superannuation Fund)
Date of change	23 August 2006
No. of securities held prior to change	19,602
Class	Ordinary shares
Number acquired	3,579
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$49,712.31
No. of securities held after change	23,181
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

DYNO
Dyno Nobel

Dyno Nobel Limited
(ABN 44 117 733 463)
Level 20, AGL Centre
111 Pacific Highway
North Sydney NSW 2060

31 August 2006

Dyno Nobel signs Heads of Agreement with United Group for QNB Project

Dyno Nobel (ASX: DXL) today announced that its wholly owned subsidiary, Dyno Nobel Asia Pacific Limited has entered into a Heads of Agreement with leading construction, infrastructure and industrial services company United Group Limited (ASX: UGL), for the engineering, construction and pre commissioning of a prospective ammonium nitrate plant at Moranbah, Queensland ("QNB").

Chief Executive Officer of Dyno Nobel, Mr Peter Richards, said "United Group was proactive in developing a strong alliance based approach to ensure successful project delivery."

Dyno Nobel will work towards a final contract in October 2006 and contract progression will be conditional upon conclusion of other project agreements including those for supply of raw material inputs to production. Mr Richards said "Importantly, the final contract will be performance driven, with United Group sharing some of the project risk in regards to deadlines and budgets being met."

The Heads of Agreement includes a set finish date for the plant to ensure it is producing ammonium nitrate in the fourth quarter of 2008.

"As previously expressed, QNB is potentially a company transforming project, however, the Board will proceed only if the project economics are favourable to shareholders. This will include securing strong pre-commitments from customers," Mr Richards said.

Additionally, Dyno Nobel has signed a Letter of Intent with global engineering group, SNC-Lavalin pertaining to its appointment in the Dyno Nobel QNB project management team. Should the project proceed, SNC-Lavalin would play a key role in ensuring the project is completed on time and within budget. SNC-Lavalin is listed on the Toronto Stock Exchange and is one of the leading groups of engineering and construction companies in the world, and a global leader in the ownership and management of infrastructure.

For media enquires contact:

Gloria Barton, Cannings: 0413 520 603/ 02 9252 0622

Peter Brookes, Cannings: 0407 911 389/ 02 9252 0622

UnitedGroup Limited

RECEIVED

2006 OCT 25 A 10:43

MEDIA RELEASE

31 August 2006

United Group signs Heads of Agreement with Dyno Nobel

Leading infrastructure and industrial services company United Group Limited (ASX:UGL) today announced that its Resources business has entered a Heads of Agreement with Dyno Nobel Asia Pacific Limited to act as managing contractor for the engineering, construction and pre-commissioning of a proposed ammonium nitrate plant at Moranbah, Queensland ("QNB"). The contract is currently being negotiated and the total value is expected to be $200 million.

United Group's Managing Director and CEO Mr Richard Leupen said: "This is an excellent alliance based project to secure. For more than thirty years United Group has been involved in a number of large infrastructure projects in Australia. We have been part of the development of the North West Shelf projects, we have supported the Australian alumina industry in the ongoing maintenance of major sites in Queensland, and we have built and maintained a number of major industrial chemical plants.

"This project is another relationship-based project where the goals of United Group and our respective customers are aligned. It again illustrates that we are better managing risk by winning contracts that are based on shared outcomes.

"United Group continues to generate strong organic growth from its underlying operations and United Group Resources is performing well. The business continues to focus on expanding its Project Delivery Group, further increasing its asset management capabilities and providing intelligent engineering solutions to customers.

"United Group has had a positive start to FY2007. The pipeline of bidding activity is strong across all of our sectors, and this diversity is helping us to build a revenue base that is stable and predictable," Mr Leupen said.

- Ends -

For further information, please contact:
Richard Leupen, Managing Director & CEO, United Group Limited: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Global Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

Dyno Nobel (ASX – DXL) is a world-leading supplier of explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel employs more than 3300 people and has 36 manufacturing facilities in Australia, Canada, the US and Mexico. Dyno Nobel has a market capitalisation of almost $2 billion.
Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest player in Australia - the [third] largest explosives market in the world.

United Group Limited
ABN 85 009 180 287
Level 7, Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	Anne Hayes – Company Secretary	**DATE:**	5 September 2006
PAGES :	9 (including this one)		
SUBJECT:	**New Issue of Shares**		

Please find attached Appendix 3B for the issue of a total of 73,334 ordinary shares in connection with the exercise of options under the Employee Share Option Plan.

Yours faithfully

Anne Hayes
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	73,334
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid Ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The fully paid Ordinary shares rank equally with UGL's other Ordinary shares
5	Issue price or consideration	$2.99 & $3.95
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of Options under Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 September 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	137,338,515	UGL

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**ESOP Options** 5,298,561 at various prices ranging from $2.79 to $13.09 with various issue dates from 2002 to 2006, options vesting with expiry dates as follows: 374,003 on 31/12/2006 460,001 on 31/12/2007 1,649,500 on 31/12/2008 1,558,000 on 31/12/2009 300,000 on 31/12/2010 957,057 on 31/12/2011
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 05/09/06
(~~Director~~/Company secretary)

Print name: ANNE HAYES

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

CHANGE OF DIRECTORS' INTERESTS

TO:	ASX Company Announcements		
FROM:	Anne Hayes	**DATE:**	5 September 2006
PAGES :	5 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Change of Director's Interest Notices on behalf of the following Directors:

- Richard G Humphry;
- David J Young;

Yours faithfully

Anne Hayes
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	United Group Limited
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	15 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired by the Richard & Rose Humphry Tearmunn Super Fund Account
Date of change	31 August, 1, 4 & 5 September 2006
No. of securities held prior to change	74,296
Class	Ordinary shares
Number acquired	30,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$408,300
No. of securities held after change	104,296
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	15 August 2006

Part 1 – Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	D J Superannuation Fund
Date of change	31 August 2006
No. of securities held prior to change	88,938
Class	Ordinary shares
Number acquired	4,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$55,064.08
No. of securities held after change	92,938
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

United Group Limited

MEDIA RELEASE

6 September 2006

United Group Secures Extension of Contract with Managing Director and CEO Richard Leupen

Mr Trevor Rowe AM, Chairman of leading infrastructure and services company United Group Limited (ASX:UGL), today announced that United Group has extended the CEO's Service Agreement with Managing Director and CEO, Richard Leupen, to September 2011.

Mr Rowe said, "The Board is very pleased with United Group's achievements under Mr Leupen's leadership and looks forward to continued strong results for our shareholders. The Board is confident that Mr Leupen's contract continues to provide shareholders with a properly secured and incentivised CEO, strongly aligned with shareholders' interest. There is an appropriate balance of fixed and performance based remuneration, comprising salary and short and long term incentives tied to EPS growth, relative market performance and total shareholder return (TSR)."

During Mr Leupen's six year tenure, United Group has grown from less than $100 million market capitalisation in 2000 to almost $2.0 billion today, one of the best performing companies on the ASX in that period. This has been based on a strategy of strengthening the management team, building recurring income, targeting blue chip and government clients, forming strong alliances with global technology companies and acquisitions.

The key provisions of Mr Leupen's remuneration package (but excluding prior shareholder approved share issues) are summarised as follows:

- Total Employment Cost (TEC) of $1.6 million per annum, subject to annual review

- Short term incentive of 100% of TEC as follows:
  - 15% of salary on achieving EPS budget
  - 35% of salary if compound EPS growth exceeds 12% per annum from 30 June 2006 base
  - Up to 30% of salary as the Board considers appropriate for strategic/operational issues
  - If the final EPS for each financial year exceeds the final EPS of the preceding financial year by 12%, 2% of salary for each 1% of the excess up to a maximum of 20%
  - The amount of bonus is to reduce by the cash component of the dividend paid on restricted shares for which a loan has been provided.

- Long term incentive with the issuance of 1,350,000 equity options to Mr Leupen or an associated entity at $13.77 per share, subject to both EPS hurdle of 12% compound growth and TSR hurdle, as per the current performance hurdles from a base of 30 June 2006, 40% of that equity being available in June 2009 and a further 60% in June 2010, subject to the achievement of those performance hurdles. If the performance hurdles have not been met by 30 June 2010, the performance period to be extended for a further 12 months and the rights of the CEO for a further 12 months to exercise the securities. The options are subject to shareholder approval at the 2006 AGM.

- Ends -

For further information, please contact:
Trevor Rowe AM, Chairman United Group Limited, tel no (612) 9323 2293

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Global Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844
www.unitedgroupltd.com

UnitedGroup Limited

Announcement

TO:	ASX Company Announcements
FAX NO:	9241 7620
FROM:	Anne Hayes - Company Secretary **DATE:** 6 September 2006
PAGES :	1 (including this one)
SUBJECT:	**Date for 2006 Annual General Meeting**

The Annual General Meeting of United Group Limited will be held on Thursday 12 October 2006.

The details are:

Date: Thursday 12 October 2006

Time: Commencing at 2:00pm

Venue: Level 4, Room 1
Hilton Hotel Sydney
488 George Street
Sydney NSW 2000

Yours faithfully

Anne Hayes
Company Secretary

Notice of Annual General Meeting

United Group Limited

ACN 009 180 287

Notice is given that the Annual General Meeting of shareholders of United Group Limited will be held at the following time and place:

Time: 2:00pm

Date: Thursday, 12 October 2006

Place: Level 4, Room 1
Hilton Hotel Sydney
488 George Street
Sydney NSW 2000









UnitedGroup Limited

A PROXY FORM IS ENCLOSED	PLEASE READ THE NOTICE CAREFULLY If you are unable to attend the Annual General Meeting please complete the Proxy Form as directed and return it in the enclosed reply paid envelope.

Notice of Annual General Meeting
United Group Limited
ACN 009 180 287
Notice is given that the Annual General Meeting of shareholders of United Group Limited (**Company**) will be held at Level 4, Room 1, Hilton Hotel Sydney, 488 George Street, Sydney NSW 2000 on Thursday, 12 October 2006 at 2.00pm.

Agenda

Ordinary Business

1. **Chairman's and Managing Director's Addresses**
The Chairman, followed by the Managing Director, will address the meeting.

2. **Financial, Directors' and Auditor's Reports**
To receive and consider the financial report, the directors' report and the auditor's report of the Company for the year ended 30 June 2006.

3. **Election of Directors**

Resolutions 1.1, 1.2 and 1.3

To consider and, if thought fit, pass the following resolutions as ordinary resolutions of the Company:

1.1 "That R G (Sandy) Elliot, being a director of the Company who retires by rotation pursuant to Rule 8.1(e)(2) of the Company's Constitution, and being eligible, is hereby re-elected as a director of the Company."

1.2 "That John Ingram, being a director of the Company who retires by rotation pursuant to Rule 8.1(e)(2) of the Company's Constitution, and being eligible, is hereby re-elected as a director of the Company."

1.3 "That Richard White, being a director of the Company appointed since the last Annual General Meeting who retires pursuant to Rule 8.1(e)(1) of the Company's Constitution, and being eligible, is hereby elected as a director of the Company."

Information about Mr Elliot, Mr Ingram and Mr White is contained in the Company's Annual Report included with this Notice of Annual General Meeting or available on the Company's website at www.unitedgroupltd.com.

4. **Remuneration Report**

Resolution 2

To adopt the Remuneration Report set out in the Annual Report of the Company for the year ended 30 June 2006.

Note: The vote on this resolution is advisory only and does not bind the directors or the Company.

Special Business

5. **Approval of Previous Issues of Options**

Resolution 3

To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"That the issue of 660,157 options over ordinary shares in the Company under the Employee Share Option Plan, the details of which are set out in the Explanatory Statement included in this Notice of Annual General Meeting, be ratified and approved for all purposes (including for the purposes of Rule 7.4 of the Listing Rules of Australian Stock Exchange Limited)."

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 3 by:

(i) a person who participated in the issue of options being approved; and

(ii) an associate of a person in paragraph (i) above.

However, the Company need not disregard a vote if:

(i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(ii) it is cast by the person chairing the Annual General Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

6. **Approval of Previous Issues of Shares**

Resolution 4

To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"That the issue of 9,426,509 fully paid ordinary shares in the Company at $12.80 per share, the details of which are set out in the Explanatory Statement included in this Notice of Annual General Meeting, be ratified and approved for all purposes (including for the purposes of Rule 7.4 of the Listing Rules of Australian Stock Exchange Limited)."

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 4 by:

(i) a person who participated in the issue of shares being approved; and

(ii) an associate of a person in paragraph (i) above.

However, the Company need not disregard a vote if:

(i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(ii) it is cast by the person chairing the Annual General Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

7. Approval of Conditional Placement of Shares to Protech Holdings (WA) Pty Ltd

Resolution 5

To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"That the issue of 339,116 fully paid ordinary shares in the Company at $12.80 per share to Protech Holdings (WA) Pty Ltd, an entity controlled by Mr Richard Leupen, details of which are set out in the Explanatory Statement included in this Notice of Annual General Meeting, be approved for all purposes (including for the purposes of Rule 10.11 of the Listing Rules of Australian Stock Exchange Limited)."

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 5 by:

(i) Protech Holdings (WA) Pty Ltd; and

(ii) an associate of Protech Holdings (WA) Pty Ltd.

However, the Company need not disregard a vote if:

(i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(ii) it is cast by the person chairing the Annual General Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

8. Approval of Issue of Options to Mr Richard Leupen

Resolution 6

To consider and, if thought fit, pass the following resolution as a special resolution of the Company:

"That for all purposes (including for the purposes of Rule 10.14 of the Listing Rules of Australian Stock Exchange Limited), approval be given for the grant of up to 1,350,000 options to acquire fully paid ordinary shares in the Company to Mr Richard Leupen, the Chief Executive Officer of the Company, or an associated entity as part of the remuneration for his services and on the terms set out in the Explanatory Statement included in this Notice of Annual General Meeting."

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 6 by:

(i) a director; and

(ii) an associate of a director.

However, the Company need not disregard a vote if:

(i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(ii) it is cast by the person chairing the Annual General Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

9. Approval of Increase in Total Directors' Remuneration

Resolution 7

To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"That for all purposes (including for the purposes of Rule 10.17 of the Listing Rules of Australian Stock Exchange Limited and paragraph 8.3 (a) of the Company's Constitution), the maximum aggregate remuneration that the Company may pay non-executive directors in any financial year be increased from $1,100,000 to $1,500,000 with effect from 1 July 2006."

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 7 by:

(i) a director; and

(ii) an associate of a director.

However, the Company need not disregard a vote if:

(i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(ii) it is cast by the person chairing the Annual General Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Notes

1. Eligibility

It has been determined that under Regulation 7.11.37 of the Corporations Regulations 2001, for the purpose of the meeting, shares will be taken to be held by those persons who are recorded on the register as at 7.00 pm (AEST) on Tuesday 10 October 2006. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

2. Voting Information

You can vote in either of two ways:

- attend the meeting and vote in person or, if you are a corporate shareholder, by corporate representative voting for you; or
- appoint a proxy to attend and vote for you, using the enclosed proxy form.

Voting in person

If you plan to attend the meeting, we ask that you arrive at the meeting venue at least 15 minutes prior to the time designated for the meeting so that we may check your security holding against our register of shareholders and note your attendance.

Voting by Corporate Representative

If a corporate shareholder plans to attend, it must appoint a person to act as its representative and the appointed person must bring appropriate written evidence of the appointment to the meeting signed under the corporation's common seal or in accordance with section 127 of the Corporations Act 2001.

Voting by Proxy

If you do not intend to attend the meeting and are entitled to vote on the resolutions, you may select a representative or the Chairman to act as your proxy to attend and vote for you. A representative may be a natural person or a body corporate. A proxy need not be a shareholder of the Company.

Your proxy can be appointed in respect of some or all of your votes. If you are entitled to cast 2 or more votes at the meeting you may appoint 2 proxies, each to exercise a specified proportion or number of your votes. An additional proxy form is available on request if you wish to appoint 2 proxies.

Your proxy will also have the right to speak at the meeting and demand a poll.

You can use the attached proxy form to appoint a proxy. A reply paid envelope has also been included with the Notice of Annual General Meeting for return of the proxy form.

If you return your proxy form but do not nominate the identity of your proxy, the Chairman will automatically be your proxy. If you return your proxy form but your nominated proxy does not attend the meeting, then your proxy will revert to the Chairman.

Should you appoint a body corporate as your proxy, that body corporate will need to ensure that it:

- appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with the Corporations Act 2001; and
- provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

If such evidence is not received prior to the commencement of the meeting, then the body corporate (through its representative) will not be permitted to act as your proxy.

How will my proxy vote?

You can direct your proxy how to vote using the proxy form.

If you do not mark any of the boxes on a given item, your proxy may vote, or abstain from voting, as he or she chooses.

If you mark the "abstain" box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, and your vote will not be counted in computing the required majority on a poll.

If you mark more than one box on an item your vote on that item will be invalid.

The Chairman intends to vote undirected proxies in favour of each of the items of business in this Notice of Annual General Meeting.

Signing

If the shareholder is a corporation, the proxy form must be signed under the corporation's common seal or in accordance with section 127 of the Corporations Act 2001 or under the hand of a duly authorised officer of the corporation.

A shareholder which is a corporation having a sole director/secretary must state that fact on the proxy form.

If the shareholder is a natural person, the proxy form must be signed by the shareholder or the shareholder's attorney duly authorised in writing. Where shares are jointly held, only one of the holders is required to sign the proxy form.

Authorised Officers

If the proxy form is signed by an attorney or authorised person, a certified copy of the power of attorney or other document signed by or on behalf of the shareholder detailing the person's authority must be provided to the registry at the same time as providing the proxy form.

Timing

For the appointment of a proxy to be effective, you must ensure that your proxy form (and a certified copy of the relevant authority) is received by the registry, Link Market Services Limited ACN 083 214 537 not less than 48 hours before the time of the meeting i.e. no later than 2.00 pm (AEST) on Tuesday 10 October 2006:

- by mail to:
  United Group Limited
  C/- Link Market Services Limited
  Locked Bag A14
  Sydney South NSW 1235;
- or by facsimile to +61 2 9287 0309;
- or by hand delivery to:
  Link Market Services Limited
  Level 12, 680 George Street
  Sydney NSW 2000.

A reply paid envelope is enclosed for the return of the proxy form by post.

By order of the Board
Dated: 8 September 2006

Anne Hayes
Company Secretary

Explanatory Statement

Important Notice

This Explanatory Statement is given to shareholders in explanation of the resolutions to be considered at the Annual General Meeting of shareholders of the Company to be held on Thursday, 12 October 2006 and to allow shareholders to determine how they wish to vote on the resolutions. This Explanatory Statement should be read in conjunction with, and forms part of, the Notice of Annual General Meeting that this Explanatory Statement accompanies.

Definitions

In this Explanatory Statement, a reference to a "Listing Rule" is a reference to a Listing Rule of the Australian Stock Exchange Limited.

Explanatory Notes for Resolutions 1.1, 1.2 and 1.3

Election of directors

Messrs R G (Sandy) Elliot and John Ingram who are directors of the Company and who retire by rotation pursuant to Rule 8.1(e)(2) of the Company's Constitution, and being eligible, offer themselves for re-election as directors of the Company.

Mr Richard White who is a director of the Company appointed since the last annual general meeting and who retires pursuant to Rule 8.1(e)(1) of the Company's Constitution, and being eligible, offers himself for election as a director of the Company.

Information about Mr Elliot, Mr Ingram and Mr White is contained in the Company's Annual Report included with this Notice of Annual General Meeting or available on the Company's website at www.unitedgroupltd.com.

The Board (excluding, as relevant, Mr Elliot, Mr Ingram and Mr White) recommends to shareholders the re-election to the Board of Mr Elliot and Mr Ingram and the election to the Board of Mr White.

Explanatory Notes for Resolution 2

Adoption of Remuneration Report

The annual directors' report contains a separately identified remuneration report (**Remuneration Report**). The Remuneration Report is included in pages 28 to 33 of the Company's Annual Report included with this Notice of Annual General Meeting or available on the Company's website at www.unitedgroupltd.com. The Remuneration Report sets out the remuneration strategy and structure for the Managing Director and CEO, non-executive directors and executives of the Company.

Under section 250R of the Corporations Act 2001, a resolution that the Remuneration Report be adopted must be put to the Annual General Meeting of a listed company. Shareholders should be aware that any vote on Resolution 2 is advisory only and does not bind the directors or the Company. However, the Board will take the discussion at the meeting into consideration when considering the Company's remuneration policy.

A reasonable opportunity will be provided for shareholders as a whole to ask questions about, or make comments on, the Remuneration Report.

The Board recommends to shareholders the adoption of the Remuneration Report.

Explanatory Notes for Resolution 3

Approval of the Previous Issues of Options under Employee Share Option Plan

Listing Rule 7.1 prohibits a listed company from issuing or agreeing to issue new securities representing more than 15% of its total ordinary shares during the preceding 12 month period without shareholder approval. However, under Listing Rule 7.4, the Company may seek subsequent shareholder approval to specified issues of securities (including ordinary shares and options over ordinary shares), and if that approval is granted, such issues do not count toward the 15% limit.

Since 13 October 2005, the date of the Company's last Annual General Meeting, the Company has issued:

- 103,100 options to senior management under the terms of the Employee Share Option Plan (**ESOP**) vesting over two years commencing in 2007. The options are issued subject to performance hurdles consistent with the objective of aligning the interests of employees with shareholders; and
- 557,057 options to senior executives under the terms of the ESOP vesting on 1 September 2011. The options are issued subject to performance hurdles consistent with the objective of aligning the interests of employees with shareholders and the long-term vesting profile is consistent with the objective of retaining high performance executives.

Explanatory Statement continued

The terms of the options are as follows:

Issue Date	Exercise Price	Expiry Date	Vesting Dates	Performance Hurdles
103,100 options				
11/01/2006	$11.39	31/12/2008	1. One half from 01/09/2007 2. One half from 01/09/2008	**1. Earnings Per Share** • Reported EPS FYE 30/06/2007 must be equal to or greater than 125 per cent of reported EPS FYE 30/06/2005 ("Hurdle EPS"). • For the year ending 30/06/2008, reported EPS must be equal to or greater than 112 per cent of the Hurdle EPS for the previous financial year. **2. Total Shareholder Return** The company's total shareholder return ("TSR"), as measured by the change in value of its cumulative index, for each earnings period, relative to the ASX Industrials 200 cumulative index (ASX Code "XNJAI"), must be better than the change in value of the XNJAI for that period.
557,057 options				
14/06/2006	$13.09	31/12/2011	1/09/2011	**1. Earnings Per Share** • Reported EPS FYE 30/06/2011 must be equal to or greater than 176 per cent of reported EPS FYE 30/06/2006. **2. Total Shareholder Return** The company's TSR, as measured by the change in value of its cumulative index, for each earnings period, relative to the ASX Industrials 200 cumulative index (ASX Code "XNJAI"), must be better than the change in value of the XNJAI for that period.

Listing Rule 7.5 requires that where shareholders are requested to provide subsequent approval to an issue of securities that the shareholders are provided with the following information in relation to the securities issued:

Issue Date	Nature of Issue	Number of Options Issued and Allotted	Issue Price of Options	Terms of Options	Basis of Allottee Determination	Use or Intended Use of Funds Raised
Refer to above table	Issues under the ESOP	660,157	Nil	Refer to above table	Employees eligible to participate in the ESOP	Not applicable

The Company is seeking shareholder approval, pursuant to Listing Rule 7.4, for these issues.

The Board believes that it is in the best interests of the Company that the ratification of issues of options since 13 October 2005 be approved. In this regard, the directors of the Company believe that it is in the best interests of the Company that it has an ability to issue up to a full 15% of the issued capital of the Company, so that the Company may take advantage of commercial opportunities that may arise in the course of the Company's activities, as and when those opportunities arise.

Explanatory Notes for Resolution 4

Approval of Previous Issues of Shares

Listing Rule 7.1 prohibits a listed company from issuing or agreeing to issue new securities representing more than 15% of its total ordinary shares during the preceding 12 month period without shareholder approval. However, under Listing Rule 7.4, the Company may seek subsequent shareholder approval to specified issues of securities (including ordinary shares and options over ordinary shares), and if that approval is granted, such issues do not count toward the 15% limit.

Since 13 October 2005, the date of the Company's last Annual General Meeting, the Company has issued 9,426,509 fully paid ordinary shares under the Placement announced on 26 June 2006 to partially fund the acquisition of the US-based corporate real estate services company Equis Corporation.

Explanatory Statement continued

Listing Rule 7.5 requires that where shareholders are requested to provide subsequent approval to an issue of securities that the shareholders are provided with the following information in relation to the securities issued:

Issue Date	Nature of Issue	Number of Shares Issued and Allotted	Issue Price of Shares	Terms of Shares	Basis of Allottee Determination	Use or Intended Use of Funds Raised
30 June 2006	Placement	9,426,509	$12.80	Same terms as, and rank equally with, other ordinary shares in the Company	Persons identified by the underwriters of the Placement (in consultation with the Company) as persons to whom offers of securities could be made without disclosure under Chapter 6D of the Corporations Act 2001	Partial funding of the acquisition of the US-based corporate real estate services company Equis Corporation

The Company is seeking shareholder approval, pursuant to Listing Rule 7.4, for this issue.

The Board believes that it is in the best interests of the Company that the ratification of issues of ordinary shares since 13 October 2005 be approved. In this regard, the directors of the Company believe that it is in the best interests of the Company that it has an ability to issue up to a full 15% of the issued capital of the Company, so that the Company may take advantage of commercial opportunities that may arise in the course of the Company's activities, as and when those opportunities arise.

Explanatory Notes for Resolution 5

Approval of Issue of Shares to Protech Holdings (WA) Pty Ltd

On 26 June 2006, the Company announced that it would acquire the US-based corporate real estate services company Equis Corporation (**Acquisition**). The Acquisition has been funded by a combination of debt and equity, including a placement of fully paid ordinary shares (**Placement**) and a share purchase plan offered to Australian and New Zealand residents on the share register of the Company as at 5.00pm (Sydney time) on 26 June 2006 (**Share Purchase Plan**). On 27 June 2006, the Company announced that the Placement was successful with 9.426 million fully paid ordinary shares issued under a firm placement raising A$120.66 million. The Company invited Richard Leupen, Managing Director and Chief Executive Officer of the Company, to participate in the Placement, on the same terms as other parties who participated in the Placement except that the shares will not participate in the Company's 2006 final dividend. Protech Holdings (WA) Pty Ltd (an entity controlled by Mr Richard Leupen) was allocated 339,116 fully paid ordinary shares under the Placement.

Under Listing Rule 10.11, the Company may only issue shares to a related party with shareholder approval. Protech Holdings (WA) Pty Ltd, an entity controlled by a director of the Company, is a related party of the Company. Accordingly, the Company is seeking shareholder approval to issue 339,116 fully paid ordinary shares to Protech Holdings (WA) Pty Ltd under the Placement. If shareholder approval is given under Listing Rule 10.11, approval is not required under Listing Rule 7.1.

Listing Rule 10.13 requires that where shareholders are requested to provide approval to an issue of securities to a related party that the shareholders be provided with the following information in relation to the proposed issue:

Issue Date	Number of Shares to be Issued and Allotted	Issue Price of Shares	Terms of Shares	Name of person to whom Shares are to be Issued and relationship to Richard Leupen	Use or Intended Use of Funds Raised
Anticipated to be 18 October 2006 but in any event no later than 12 November 2006.	339,116	$12.80	Same terms as, and rank equally with, other ordinary shares in the Company	Protech Holdings (WA) Pty Ltd, an entity controlled by Mr Richard Leupen	Partial funding of the acquisition of the US-based corporate real estate services company Equis Corporation

The non-executive directors of the Company believe that it is in the best interests of the Company that Protech Holdings (WA) Pty Ltd, an entity controlled by Mr Richard Leupen, participates in the Placement. If approved, Protech Holdings (WA) Pty Ltd will participate in the Placement on the same terms as the other Placement participants except that the shares will not participate in the Company's 2006 final dividend.

Explanatory Notes for Resolution 6

Approval of Issue of Options to Mr Richard Leupen

Listing Rule 10.14 prohibits a listed company from permitting a director to acquire securities (including options) under an employee incentive plan without shareholder approval. As part of the extension of Mr Leupen's service agreement with the Company, the Board has proposed to grant 1,350,000 options to Mr Leupen or an associated entity. The Board believes that the proposed grant of options to Mr Leupen or his associated entity provides a suitable incentive to retain Mr Leupen's services and encourages the continued delivery of increased value for shareholders. Accordingly, shareholder approval is sought for the grant of 1,350,000 options to Mr Leupen or his associated entity pursuant to the terms summarised on the following page.

Explanatory Statement continued

Number	Issue Price	Exercise Price	Expiry Date	Vesting Dates	Performance Hurdles
Tranche A: 540,000 Tranche B: 810,000	Nil	$13.77	31 August 2011	1. Tranche A: The date of the release of the Company's results for the year ended 30 June 2009. 2. Tranche B: The date of the release of the Company's results for the year ended 30 June 2010.	**1. Earnings Per Share** • For Tranche A, either: (a) reported EPS FYE 30/06/2009 must be equal to or greater than 140 per cent of reported EPS FYE 30/06/2006; or (b) reported EPS FYE 30/06/2010 must be equal to or greater than 157 per cent of the reported EPS FYE 30/06/2006; or (c) reported EPS FYE 30/06/2011 must be equal to or greater than 176 per cent of the reported EPS FYE 30/06/2006. • For Tranche B, either (a) reported EPS FYE 30/06/2010 must be equal to or greater than 157 per cent of the reported EPS FYE 30/06/2006; or (b) reported EPS FYE 30/06/2011 must be equal to or greater than 176 per cent of the reported EPS FYE 30/06/2006. **2. Total Shareholder Return** The company's total shareholder return ("TSR"), as measured by the change in value of its cumulative index, for each earnings period, relative to the ASX Industrials 200 cumulative index (ASX Code "XNJAI"), must be better than the change in value of the XNJAI for that period. Both the EPS and TSR hurdles must be achieved.

In addition, the following terms apply to the options proposed to be granted to Mr Leupen or his associated entity:

(a) if there is a reorganisation of the capital of the Company during the term of the options, the rights of the option holder will be changed to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation;

(b) the option holder cannot participate in new issues without exercising the options.

Listing Rule 10.15 requires that where shareholders are requested to provide approval to an acquisition of securities by a director that the shareholders be provided with the following information in relation to the proposed acquisition:

Issue Date	Number of Options to be Acquired	Issue and Exercise Price of Options	Directors who received Options under the scheme since last approval	Names of all directors entitled to participate in the option scheme
Anticipated to be 13 October 2006 but in any event no later than 12 November 2006.	1,350,000	Refer to above description of terms of issue of options	No directors have received options since the last approval at the 2002 Annual General Meeting	Mr Richard Leupen

In order to retain a CEO of an appropriate calibre and to align the interests of the CEO with the interests of shareholders, the Board (other than Mr Leupen) recommends that shareholders approve the grant of options to Mr Leupen or his associated entity.

Explanatory Notes for Resolution 7

Increase in Total Directors' Remuneration

Paragraph 8.3(a) of the Company's Constitution provides that:

"Each director is entitled to such remuneration out of the funds of the Company as the directors determine, but the remuneration of non-executive directors may not exceed in aggregate in any financial year the amount fixed by the company in general meeting for that purpose."

Listing Rule 10.17 provides that the Company:

"must not increase the total amount of directors' fees payable by it or any of its child entities without the approval of holders of its ordinary securities."

The maximum aggregate remuneration that the Company may pay non-executive directors in any financial year is currently $1,100,000. The current aggregate limit has not been exceeded and details of directors' remuneration for the year ended 30 June 2006 are provided in the Annual Report included with this Notice of Annual General Meeting or available on the Company's website at www.unitedgroupltd.com. Shareholder approval is sought to increase the maximum aggregate amount payable to non-executive directors in any financial year by $400,000 to $1,500,000, so that the Board will have the flexibility and capacity to offer suitable remuneration to existing non-executive directors and any proposed new director(s) in the future, if they determine that this is in the best interests of the Company.



Limited

ACN 009 180 287

Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: (02) 8280 7111
Facsimile: (02) 9287 0309
ASX Code: UGL
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of United Group Limited and entitled to attend and vote hereby appoint

A the Chairman of the Meeting (mark box) ☐ **OR** if you are NOT appointing the Chairman of the Meeting as your proxy, please write the full name of the individual or body corporate (excluding the registered securityholder) you are appointing as your proxy ☐

or failing the individual/body corporate named, or if no individual/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 2:00pm on Thursday, 12 October 2006 and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting.

B To direct your proxy how to vote on any resolution please insert **X** in the appropriate box below.

	For	Against	Abstain*
Resolution 1.1 Re-elect Director R G (Sandy) Elliot	☐	☐	☐
Resolution 1.2 Re-elect Director John Ingram	☐	☐	☐
Resolution 1.3 Elect Director Richard White	☐	☐	☐
Resolution 2 Adoption of Remuneration Report (non-binding resolution)	☐	☐	☐
Resolution 3 Approval of Previous Issues of Options	☐	☐	☐
Resolution 4 Approval of Previous Issues of Shares	☐	☐	☐
Resolution 5 Approval of Conditional Placement of Shares to Protech Holdings (WA) Pty Ltd	☐	☐	☐
Resolution 6 Approval of Issue of Options to Richard Leupen	☐	☐	☐
Resolution 7 Approval of Increase in Total Directors' Remuneration	☐	☐	☐

IMPORTANT NOTE:

IF YOU HAVE NOT DIRECTED THE CHAIRMAN HOW TO VOTE ON RESOLUTIONS 6 AND 7 YOU MUST MARK BOX C TO MAKE YOUR VOTE VALID FOR THESE RESOLUTIONS.

C ☐ If the Chairman of the Meeting is to be your proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 6 and 7 above, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of these Items and that votes cast by him, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 6 and 7 and your votes will not be counted in computing the required majority if a poll is called on these Items. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 6 and 7.

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

UGL PRX542

United Group Annual Report /06



UnitedGroup Limited

A Year of Continued Growth

2006 has been another good year for United Group, shaped by record revenue and earnings from underlying operations and new acquisitions.

This is the fifth consecutive year of 30 per cent plus profit growth, further reinforcing that United Group remains on strategy.

While we are pleased with the performance for 2006, as always, the focus for United Group's highly skilled and dedicated team of over 11,000 people is very much on the future.

Contents

United Group Limited

ACN 009 160 287

ABN 85 009 160 287



› Financial Highlights

(In millions, except share data)	**Year Ended 30 June 2006**	Year Ended 30 June 2005	Year Ended 30 June 2004	2005 vs 2006 Change
Sales revenue	**$2,232.4**	$1,254.9	$1,076.9	↑ 78%
EBIT	**$120.2**	$63.4	$47.1	↑ 90%
NPAT	**$78.7**	$47.5	$29.1	↑ 66%
Earnings per share (cps)	**63.7**	45.8	29.1	↑ 39%



Financial Performance
Sales revenue by division
$2.247b
EBIT by division
$139.5m


Order book
$4.3b
Employees
10,678
Net profit
$78.7m
Dividends and earnings per share
39% increase in EPS

Highlights/2006

United Group continues to deliver for its shareholders with revenue and earnings at record levels

- Record revenue of $2.2 billion, a 78% increase on the prior year
- EBIT increased by 90% to $120 million
- Net profit after tax up 66% to $79 million
- 39% increase in Earnings Per Share (EPS) to 64 cents per share
- Fully franked dividends increased 47% to 44 cents per share, with a 24 cent final dividend
- Strong performance from underlying operations
- Significant new business wins, particularly in power, property and transport sectors
- Successful integration of the PREMAS and ALSTOM businesses which are making a strong contribution to revenue and earnings
- All sectors continue to perform with strong order book of $4.3 billion
- Announced $163 million acquisition of United States based property services business Equis Corporation


Share price growth – United Group Limited vs ASX All Ordinaries Index
United Group has delivered over the past five years:
Dividend growth of over 340%
Earnings per share growth of over 180%
Total shareholder return over 500%

Chairman's/Report



Trevor C Rowe AM
Chairman

The year 2006 has been a very good year for United Group and our shareholders. At United Group, we strengthened our safety systems and performance, increased revenue substantially, increased profit and shareholder returns, consolidated markets, won important contracts, expanded into new global markets, made important acquisitions and, finally, strengthened our management team.

United Group has again maintained its track record of consistently growing shareholder returns and delivering strong results in what has been another defining year.

Net profit after tax increased 66 per cent to $79 million, and sales revenue exceeded $2.2 billion, another milestone. The sales revenue was a 78 per cent increase on the prior year. Strong organic growth illustrates that United Group's underlying business continues to perform strongly. In addition, United Group has benefited from the successful acquisitions of PREMAS and ALSTOM, which were integrated during the year.

This is the fifth consecutive year that United Group has delivered net profit growth exceeding 30 per cent, and again, this performance stems from the hard work and dedication of United Group's 11,000-strong workforce and the highly capable management team. What is particularly noteworthy about this year's performance is that it was achieved during a period of significant growth and change for United Group.

Our people's primary focus is to deliver for United Group's customers. This result would also not be possible without our customers. We thank them for their continued support.

Continuing the trends of past years, the Board has increased distribution to shareholders by declaring a final fully franked dividend of 24 cents per share, taking total dividends for the year to 44 cents per share, a 47% per cent increase on 2005.

In June 2006, United Group announced the $163 million acquisition of Equis Corporation, a leading property services business with operations throughout the United States and other markets around the world. This presents a major opportunity for United Group and gives the Company an excellent platform to expand its presence into new markets and new sectors.

To fund this acquisition, United Group raised a total of $121 million through an institutional placement and a Share Purchase Plan available to all shareholders, which raised $31 million. The support from shareholders for United Group's growth initiatives has been pleasing.

The Board has again been proactive in visiting United Group job sites and offices, as well as meeting customers and major shareholders. Having exposure to United Group's operations allows us to continue to assess management's operational abilities and to understand the challenges and issues confronted by both our people and our customers. The feedback from customers and shareholders has been very encouraging.

This feedback gives the Board confidence that the United Group team is not only delivering favourable outcomes for customers but also meeting its strategic objectives. It is particularly important for a company such as United Group, given the rapid growth it has experienced.

This is the fifth consecutive year that United Group has delivered net profit growth exceeding 30 per cent

In 2006, United Group has evolved into a much larger and more dynamic organisation. This growth has again been measured and strategically aligned. Your Board has every confidence in the direction United Group is headed and in the exciting future ahead of us.

Australia is currently experiencing significant growth in infrastructure spending by governments and the private sector. United Group is expected to continue to benefit from increased spending in infrastructure for a number of years, which provides a greater degree of confidence for United Group's revenue streams. Growth in the resources sector is also being strongly driven by demand from the world's emerging economies. This bodes well for future growth, as does the Group's geographical expansion into Asia and entry into the United States.

United Group's Board has invited Mr Richard White to join the Board, as he brings extensive service related industry experience. Mr White's skills will enhance the knowledge base of the Board as the Group enters its next phase of growth.

The year 2007 is expected to be another year of significant growth for United Group. Growth is underpinned by a strong forward order book of $4.3 billion, predictable revenue streams and an expanded global presence. Australia's strong economic performance over the last 10 years has been a result of the Government's ongoing economic reform agenda. It is important that reform continues in order to maintain and grow the economy and enhance Australia's global competitiveness. Reforms in the areas of essential infrastructure such as water, power and transport, with an emphasis on rail, will help to underpin economic growth. Equally, continued reform of regulatory and compliance costs, the taxation system, industrial relations, and the education sector to enhance training and skills development, are critical for growth.

I would again like to commend Richard Leupen and his team for their outstanding efforts this year. The team has worked hard to deliver significant organic growth from the underlying businesses, which continue to generate excellent results. They have also successfully integrated the PREMAS and ALSTOM businesses, as well as identifying and completing new acquisitions, such as Equis Corporation. Finally, I would like to take this opportunity to thank our shareholders for their continued commitment.

Trevor C Rowe AM
Chairman





Top image: Signalling and level crossing upgrades.
Above image: Steam stack, Alcoa Refinery, Pinjarra Western Australia, maintained by United Group Resources.

Managing Director and CEO's / Report


Richard A Leupen

In 2006, we again set record highs for United Group in terms of revenue, profitability, dividends, sales and workforce – a very satisfying outcome for our team. Organic growth from underlying operations contributed more than half of our profit growth. We have also integrated two leading businesses – PREMAS and ALSTOM – and in the last few months acquired leading property services business, Equis Corporation.

United Group enters 2007 a bigger, more dynamic and financially stronger business with even greater opportunities. We expect another defining year ahead shaped by record revenue and earnings.

The growth and evolution of United Group continues to deliver strong results for shareholders. This is the first year that United Group has operated under its four operating businesses: United Group Infrastructure, United Group Rail, United Group Resources and United Group Services. At the beginning of the year, United Group took the decision to operate under brands that better define our structure and align our operations. This framework is helping us to deliver recognisable, sector focussed, whole of life asset solutions that produce favourable outcomes for customers and generate recurring revenues for United Group. Each of the operating businesses has achieved record performance.

While our financial results are pleasing, our strategy remains the same: to deliver the best possible ownership and usage outcomes for our customers in our core sectors of rail, property, water, power, resources, transport, communication and defence, and to support major population centres that depend on essential infrastructure.

We are also delivering these results within the same framework of values that all of United Group's 11,000 people operate within everyday. Teamwork, open and honest communication, dependability, partnerships, integrity, and safety remain key ingredients of our success and will continue to be the guiding principles that define our future.

A continued focus on our people

United Group now encompasses over 11,000 people with a permanent presence trading in 13 countries. We are truly a multi-cultural business with wide ranging capabilities to service global clients.

On the home front, the skills shortage currently experienced in Australia is a challenge United Group is also facing, but importantly, it is a challenge that United Group is addressing. We do this by creating opportunities for all of our people through successful training and development, and forming leadership programs that identify and encourage United Group's future leaders. In 2006, we continued to increase our investment in development programs to ensure our people have the best opportunities to ultimately deliver excellent outcomes for their own growth and for our customers.

Our commitment to our people starts with our continued focus on developing our apprenticeship programs. We now have over 290 apprentices and 60 cadets and trainees learning a broad range of skills that will hold them in good stead for the future. It is this commitment to our people that is positioning United Group to be an employer of choice in the markets in which we operate. We have grown our team significantly this year which has been a major achievement, and I would like to welcome all the people that joined United Group this year, especially from ALSTOM and from the Equis team in the US, India, Mexico, Hungary and China.

Strong financial flexibility is important so we can capitalise on both organic growth and acquisition opportunities that fit with our strategy and performance criteria

As United Group grows, it needs stronger leadership skills to manage what is now a larger and more diversified group. We have been fortunate to attract and retain key people in all sectors which has significantly strengthened our leadership team.

Keeping our people safe remains a top priority and we continue to develop our USafe platform with new programs and safety initiatives in order to strengthen our performance in this critical area. United Group's safety performance for 2006 is detailed in the safety review.

Strong organic growth is the key driver

Half of our 2006 profit growth came from the performance of the underlying businesses with new businesses contributing the balance of revenue and earnings. Strong organic growth is a hallmark of United Group's success and is best evidenced through some of the sales results we achieved through the year.

Infrastructure spending in Australia has been a key driver of United Group's strong organic growth in 2006. Projects in water and wastewater, power and transport infrastructure in Australia, New Zealand and South East Asia have all been strong contributors during the year. Growth in the resources sector has also contributed significantly to our 2006 performance. Demand for rail infrastructure to support the iron ore industry in Western Australia and the coal industry in Queensland and New South Wales has enhanced the performance of United Group's Rail business.

United Group is the leading rolling stock supplier in Australia with a growing international presence. Maintenance activities to support passenger train and tram fleets in large population centres such as Sydney, Melbourne and Hong Kong continued to deliver stable revenue streams throughout the year. We are currently engaged in major passenger rail manufacturing projects for RailCorp with the build programs for the Hunter Valley DMUs and Outer Suburban Passenger Cars (OSCars) progressing satisfactorily. These will be excellent products when they are in service and define the next generation of rail technology in Australia. The growth in the rail freight market continues to benefit United Group, with strong demand for locomotives and coal and iron wagons continuing during the year.

United Group Services continued its excellent track record of renewing all major projects, most notably with Telstra, National Australia Bank, the Department of Foreign Affairs and Trade (DFAT), and West Coast Ayer Rajah Town Council, Singapore. The business also secured a major new property services contract with the New South Wales Police, as well as property management services for the Sydney Opera House.





Top image: OSCar CCTV viewing panel.
Above image: Design, Construct and Commission the 275kV substation, Greenbank, Queensland.

Managing Director and CEO's / Report

Public Private Partnerships (PPPs) were identified as an area for growth, and we have successfully commenced major projects including the Royal Womens' Hospital, which was secured in 2005, and the Victorian Correctional Infrastructure Partnership, which was secured in 2004. United Group is currently focused on the PPP to build and maintain the next generation of passenger trains to service Sydney's passenger rail network, as well as other property and rail opportunities. An outcome is expected on the passenger trains PPP before the end of calendar year 2006.

In addition to the Sydney Rail PPP, in 2006 we continued to invest in new business development and tenders. This, plus the ASLTOM acquisition, has led to a significant increase in the Group's order book from $2.7 billion at the beginning of the year, to $4.3 billion as at 30 June 2006.

Contract wins during the year support this investment, and will continue to help us deliver in the future. In Queensland alone, we have successfully tendered for $1 billion in new projects in transport (road and rail) infrastructure, power and resources. In the Resources business, we have strengthened our presence in the alumina industry with our major customer Alcoa and secured new maintenance projects in the coal industry. New contract wins in property services with Westpac and St.George Bank have helped consolidate United Group Services as the leading property services provider to Australia's leading blue chip customers and government departments.

Successful integration of acquisitions delivers strong performance

During the year, we completed the acquisition of ALSTOM, as well as a number of smaller, strategic bolt-on acquisitions. Whilst we have acquired these businesses on satisfactory terms, the real benefits come from successful integration, and this has been a major focus during 2006. We have achieved high retention of people and the acquired businesses continue to grow. It is pleasing to note that through successful integration and a commitment from our people, all businesses are performing exceptionally well as part of United Group.

Integration of new businesses into United Group is a key focus for the management team, and our processes for integration are proven and successful. ALSTOM and PREMAS are now operating as United Group businesses and we are well into the full integration of the US based Equis Corporation, which we acquired in July 2006.

Acquisitions remain a focus

We have a strong track record of identifying businesses that fit in with our strategy, and grow revenue and earnings. The acquisition of Equis is another example of our success in this area. Equis is a first class business, and will give United Group an expanded geographical footprint with a presence in the United States, Mexico, India, Asia and Hungary. Our immediate focus is to integrate Equis into United Group and grow its operations in new and existing markets. There is significant scope to expand the Corporate Real Estate operations of Equis in the US. The systems, technology and knowledge base of United Group's Services business in Australia and Asia will give Equis a technical advantage in the US, a large and promising market. We believe we have the right product mix to expand Equis both in the US and abroad in markets such as India and China, where it already has a presence.

We have also completed smaller yet strategic acquisitions that enhance existing operations. We acquired Steelplan to improve our capabilities in the resources sector and strengthen our focus on building a fully fledged Engineering, Procurement, Construction and Maintenance (EPCM) operation. We acquired a small technology business, Fischer Industries, to strengthen our technology platform in the rail sector, and the Services business acquired Peak Security in Canberra to increase its offering in the security market. United Group has also assumed operational control of the rail workshops in Goulburn, New South Wales, expanding our maintenance and refurbishment network in the Australian market.

Strong financial management a key ingredient

Following the capital raising for the acquisition of Equis, United Group's balance sheet is currently in a state of transition, but as always, we remain focused on maintaining prudent levels of balance sheet gearing and debt and on managing overhead costs. We are working hard to further improve financial performance and cash flow management of our operating businesses so we continue to deliver a return on equity that is within our targeted range. Strong financial flexibility is important so we can capitalise on both organic growth and acquisition opportunities that fit in with our strategy and performance criteria.

A focus on global sectors and partnering with global leaders

United Group operates in sectors that are rapidly emerging as global sectors, a trend we have recognised for some time. As we have previously stated, our customers are also demanding solutions that compete on a global scale. To address this and to remain a valued link in our customers' value chain, we continue to invest time and energy in strengthening our partnerships with global technology leaders.

With GE, we are jointly pursuing opportunities in property management, security, power generation, water and rail. We are working with ALSTOM SA to deliver the best technology in the rail sector; we are partnering with Siemens on locomotive refurbishment projects; and we are continuing our long standing relationship with Mitsubishi Electric on major passenger car projects. Balfour Beatty and United Group Infrastructure are successfully delivering leading solutions for customers in the transmission line sector. These partnerships will be mission critical to United Group's success both at home and in new international markets, and provide our technology partners with a local team of highly skilled and dedicated people.

United Group now has over 3,000 people operating outside Australia, equivalent to the entire workforce of United Group six years ago. This in itself is a major achievement as we forge into new markets and establish our credentials in key sectors. We are encouraged by the scope of growth for water projects in Asia and we are actively bidding for new projects. United Group Rail has identified international expansion opportunities in Asia, and we now have about 300 people working in China in United Group Services' business. Our strategy for international expansion remains the same: excel at what we do in our home market, and then take the model to new markets where we have competitive advantage. This way, we are managing risk and delivering on our contracts.

Well placed to capitalise on future growth

The macro-economic environment remains promising, and the demand for essential infrastructure that services major population centres continues. United Group now has strong market positions in our sectors of rail, property, water, power, resources, transport, communication and defence. There are opportunities within each of these sectors for us to selectively expand globally. We are already witnessing this in the property sector, and we are starting to secure more of the water and wastewater market in Asia.

United Group enters 2007 in excellent shape with a strong order book of $4.3 billion. Performance will also be enhanced by the healthy pipeline of tenders we are currently experiencing. Given the diversity of our sectors and operations, growth will come from a number of areas. International expansion will deliver continued growth and stable earnings in the property, water and rail sectors. It is this diversity that underpins United Group's future.

Again we expect to exceed our long term goal of increasing earnings by 10% to 15% per year. We now have the most stable and predictable revenue base we have ever had, we are financially strong, more recognised in our core sectors, and capable of securing and executing larger contracts. We are very well placed to take the Group to its next stage in its development. As always, it will be within the parameters of our proven and low-risk growth strategy.

I would like to extend my thanks to our people for their hard work and focus in what has been a year of significant change and growth and to our customers for their continued support.

Richard A Leupen
Managing Director and CEO





Top image: Foreman and supervisor at QAL Gladstone, Queensland.
Above image: Maintenance of Telstra pay phones by United Group Services.

Our Businesses / Building high performance

	United Group Infrastructure	United Group Rail
Market Postition	› A multi-service business providing construction, engineering, operation and maintenance services to the water, power, road and rail transport, communications and defence sectors. The business operates throughout Australia, New Zealand and South East Asia	› The region's foremost provider of design, manufacturing, engineering, maintenance and spare parts solutions to the rail and tram sectors. A national presence in Australia and New Zealand and operations in Hong Kong
Strengths	› Ability to offer whole of life solutions from design, engineering and construction to asset management and long term maintenance › Technology partnerships in key sectors › Technical leadership in high growth areas such as tunnel ventilation and rail signalling › Stable order book underpinned by long term contracts › Exposed to growth areas of infrastructure spending such as water and wastewater, power and rail transportation	› Ability to deliver whole of life solutions to customers in passenger, freight and locomotive markets › Leading position in Australia's passenger rail market for trains and trams › Technology partnerships with worldwide rail sector leaders › Stable and committed workforce
2006 Highlights	› Strong revenue and earnings growth › Order book consists of increasing percentage of alliance-based contracts. Alliance, reimbursable, and maintenance contracts now make up 50% of the order book › Tender success in Power with the Powerlink PAC contract in Queensland in joint venture with Balfour Beatty › Successful in winning the SEQIPP alliance contract for QR in joint venture with Thiess › Preferred tenderer for the mechanical and electrical component on the Brisbane North/ South Tunnel	› Successful integration of ALSTOM's rail operations into United Group Rail › Resources sector increased demand for coal and iron ore wagons › Growth in rail freight activity in the eastern states increased demand for freight wagons › Strengthened presence in Victoria through Mainco train and tram maintenance business › Well placed for continued growth in 2007 › Export of bogies to China
Business Drivers	› Increased spending by Governments and the private sector on essential infrastructure such as water and wastewater, power, road and rail infrastructure and communication systems › Government outsourcing of non-core maintenance activities › Industry consolidation likely to continue › Continued expansion into new markets such as Asia and the Middle East	› Government and private sector spending on rail infrastructure for passenger and freight markets › Growing rail freight market in Australia › Increased activity in the Australian resources sector › Trend by governments to outsource non-core maintenance of rail infrastructure › Formation of Public Private Partnerships (PPPs) for public rail infrastructure › International expansion

UnitedGroup Resources

- A leading integrated mechanical and electrical engineering, construction and asset management business with operations in Australia and New Zealand

- The business provides asset management, construction, fabrication and project management, intelligent engineering and industrial maintenance to customers in the industrial and resources sectors
- Full construction, fabrication, engineering, asset management and maintenance competence
- Well placed to capitalise on the continued strengthening in the Australian resources sector
- Long experience on major resource and industry projects

- Strong revenue and profit performance and strong margins
- Success driven by a focus on risk balance in contracts
- Strengthened presence in the alumina industry
- Established presence in the coal industry with new maintenance contracts
- Established Project Delivery Group
- Launched asset services nationally
- Acquired Steelplan

- A growing Australian resources sector
- Continued demand for Australian resources from emerging countries such as China and India
- Outsourcing of non-core maintenance and asset services activities at major mining projects throughout Australia
- Client demand for a whole of life project solutions
- Services aligned with client prerequisites

UnitedGroup Services

- A leading provider of business process outsourcing services including Corporate Real Estate (CRE), facilities management, procurement, human resources, and finance and accounting services. Operations throughout Australia, New Zealand, South East Asia, the United States and Europe

- Ability to provide an integrated CRE and facilities management model to large corporate and government agencies
- High contract retention rates
- Technology leadership with property management software e-Premisys
- Presence in Australia, New Zealand, South East Asia, the US and parts of Europe

- Increased revenue and earnings
- Successful integration of PREMAS and expansion in Asia
- Unrivalled record of client retention
- New contracts secured with three Top 100 Australian companies
- Growth in facilities management operations

- Continued outsourcing of non-core CRE and facilities management functions by Government departments and blue chip corporations
- Increased focus by State and Federal Governments on PPPs
- Increased spending on security
- Demand from clients for global CRE and facilities management solutions



United Group Infrastructure

- Revenue: **$537 million**
- EBIT: **$36 million**
- Order book at 30 June 2006: **$1.3 billion**


Highlights/06
Strong revenue, earnings and cashflow growth
Order book consists of greater percentage of alliance-based contracts
Pleasing tendering success in power, water and transportation
ALSTOM business successfully integrated and performing well
Favourable outlook





Overview

In its first year operating as United Group Infrastructure (previously known as United KG), the business performed well generating improved revenue, earnings and strong cashflows. The ALSTOM Transport business was successfully integrated and is now operating as a core part of the business.

A key highlight has been the business' tendering success, particularly in the second half of the year. Government spending on essential infrastructure continues to benefit the business, and this has been most notable in the Queensland market. United Group Infrastructure secured an alliance based contract, estimated by United Group Infrastructure to be valued at $250 million, to construct high voltage power lines across Southern Queensland for Powerlink in joint venture with Balfour Beatty; it has preferred contractor status with Leighton Contractors on construction of the Brisbane North / South Tunnel, valued at $200 million; and secured a $650 million alliance contract in a joint venture with Thiess to upgrade rail infrastructure in South East Queensland for Queensland Rail.

United Group Infrastructure continues to trade well in the water and wastewater markets, securing a number of projects from Sydney Water, including packages from its Priority Sewerage Program Alliance, as well as a number of municipal wastewater projects.

Top image: Design, supply, install and commission rail tunnel systems.
Left image: Bungama Transmission Line, Port Pirie, South Australia. Engineering, procurement of equipment and construction of a 275kV double circuit Transmission Line for ElectraNet.
Left page image: Winneke – Water Treatment Plant Augmentation, Victoria.

Outlook

Operations in South East Asia are also performing well.

United Group Infrastructure enters 2007 with a record order book of $1.3 billion and an active pipeline of bidding opportunities in the power, water, transportation and defence sectors. In future, the business will be a lot less reliant on fixed price contracts. Over half of the business' order book is now made up of alliance-based contracts which will result in United Group Infrastructure delivering more stable and predictable earnings.

Technology partnerships will continue to play an important role in the business' growth. As well its successful partnership with Balfour Beatty, the business is now exploring opportunities in the power generation market and water treatment market with GE.

To successfully manage United Group Infrastructure's growth, the business continues to strengthen its teams in key sectors. The business has recruited talented people in power, water and rail infrastructure to ensure it has the skills and expertise to deliver successful customer outcomes.

United Group Infrastructure is expecting significant growth in 2007. The transport sector, both road and rail, is likely to be strong for a number of years, and the business is well placed to capture some of this growth. Further opportunities in water, power, and renewed spending in defence, position the business well for the coming year. Lastly, the business will also be looking at strategic opportunities offshore in Asia and the Middle East.


UnitedGroup
Infrastructure


H3

United Group Rail

›	Revenue:	**$960 million**
›	EBIT:	**$49 million**
›	Order book at 30 June 2006:	**$2.0 billion**

Highlights/06

- Successful integration of ALSTOM's rail operations into United Group Rail
- Resources sector increased demand for coal and iron ore wagons
- Growth in rail freight activity in the eastern states increased demand for freight wagons
- Strengthened presence in Victoria through Mainco train and tram maintenance business
- Well placed for continued growth in 2007





Overview

The formation of United Group Rail through the integration of ALSTOM's rail transportation business and United Goninan has positioned the business as Australia's leading rail manufacturing and maintenance business. The integration of these businesses has been a major achievement, highlighted by the record results that were delivered in an environment of change.

The business has performed well during the year. The strong resources sector was a key driver, with ongoing demand for coal wagons in Queensland and New South Wales, and increased supply of iron ore wagons and locomotives in Western Australia. As part of the ALSTOM acquisition, United Group Rail has assumed the maintenance for Melbourne's passenger train and tram fleet, Mainco, and this has been a steady contributor to the business' performance during the year.

The build programs for passenger cars to service New South Wales have continued to progress and both the Hunter Valley DMUs and the OSCars are shaping up as excellent passenger trains. This holds the business in good stead to secure ongoing passenger rail projects in New South Wales and other markets.

Top image: Lifting loco, Spotswood, Victoria.
Left image: Design planning at Broadmeadow workshop, New South Wales.
Left page image: The OSCar in test mode at Central train station, Sydney New South Wales

Outlook

United Group Rail is well placed for continued growth in 2007. A major focus will be the Sydney Rail Public Private Partnership (PPP) to build the next generation of passenger trains to service Sydney, and we expect an outcome during the year. We are bidding for this project with our long term technology partner on Sydney passenger rail projects, Mitsubishi Electric.

Regardless of the outcome of this tender, it will not impact performance in 2007. A record order book of $2.0 billion, a strong resources sector and other opportunities in the passenger rail market underpin United Group Rail's performance for the coming year.

A continued emphasis on technology leadership is also a priority in 2007. The business has also made a small acquisition, Fischer Industries, which will enhance the business' technology capabilities. Improving its technology offering in maintenance operations is also a focus.

Technology partnerships remain a key advantage for United Group Rail. Through the ALSTOM acquisition, we now have access to ALSTOM SA's technological capabilities; we continue to work with Siemens on locomotive refurbishment projects; and our partnership with GE has strengthened, with opportunities being jointly pursued in China and other parts of Asia.

With a larger and stronger workforce, a broader product offering and a bigger geographical footprint, United Group Rail is in a strong position.

UnitedGroup Rail



United Group Resources

- Revenue: **$480 million**
- EBIT: **$31 million**
- Order book at 30 June 2006: **$229 million**

Highlights/06

- Improved revenue and profit performance and margins
- Success driven by a focus on long term relationships
- Strengthened presence in the alumina industry
- Established presence in the coal industry with new maintenance contracts
- Established Project Delivery Group including Engineering Design
- Acquired Steelplan





Overview

United Group Limited established United Group Resources at the start of the financial year. United Group Resources has performed well, successfully completing some major contracts and securing new projects which will deliver stable future revenue streams. The business charter is to focus on securing alliance, shared risk and recurrent contracts. Revenue and earnings during the year were encouraging and the strong EBIT margin of 6.4% reflects the focus on conservatively risk weighted contracts and strengthened project management skills.

The increased activity in the Australian industrial and resources sectors has been a major contributor to the business' performance. Contracts with Orica, Caltex and Alcoa were completed, highlighting the strength of the client base and the broad range of sectors in which the business operates. United Group Resources won Queensland Alumina Refinery's new maintenance contract, further strengthening its presence in the alumina industry. Existing asset services contracts were renewed with Alcan Gove, Phosphate Hill (now Southern Cross Fertilisers) and a 12 month extension negotiated at BP Kwinana.

The industrial and resources sectors have been characterised by significant skills shortages during the year. Against this backdrop, United Group Resources successfully established a strong and capable management team to execute existing contracts and secure new work. In addition, overseas trade skills were sourced to address the shortage of skills in the local market.

Outlook

United Group Resources' pipeline of bidding activity remains strong and growth in Australia's industrial and resources sectors is expected to continue for a number of years. A number of new construction and maintenance projects were secured after 30 June 2006 and these will help the business continue to grow revenue and earnings in the coming year.

United Group Resources will continue to focus on expanding its Project Delivery Group, increasing its asset management capability and providing intelligent engineering solutions.

With the significant investment in management and systems, the business will be locking in secure asset services and maintenance projects to continue to support customer operations over the long term. The coal sector, with particular emphasis on Queensland's Bowen Basin region and the Hunter Valley in New South Wales, will be actively targeted. United Group Resources also intends to grow its new Project Delivery Group, and this is expected to give the business a major competitive advantage in the future.

The prospects in 2007 for United Group Resources are very encouraging with the outlook for the first half of the year being very favourable.

Top image: Boom welder at Mackay workshop, Queensland.
Left image: Draft tube at QAL, Gladstone Queensland.
Left page image: Supply of maintenance services on rod mill by United Group Resources, Alcoa Pinjarra Western Australia.

UnitedGroup Resources



United Group Services

›	Revenue:	**$270 million**
›	EBIT:	**$24 million**
›	Order book at 30 June 2006:	**$762 million**

Highlights/06

- Increased revenue and earnings
- Successful integration of PREMAS and expansion in Asia
- Unrivalled record of client retention
- New contracts secured with three Top 100 Australian companies
- Growth in facilities management operations
- Acquisition of Equis





Overview

United Group Services' revenue increased from $177 million to $270 million and earnings increased to $24 million. This was primarily due to the successful integration and full year contribution of PREMAS and continued growth in the Australian operations.

United Group Services continues to maintain its unrivalled record of contract renewals and extensions. Its four major contracts with Telstra, National Australia Bank, the Department of Foreign Affairs and Trade (DFAT) and West Coast Ayer Rajah Town Council, Singapore were all renewed during the year for periods up to three years.

The business' strategy of focusing on Australia's Top 100 companies is also delivering results, with new contracts secured with St.George Bank, Westpac and Tabcorp.

Several Facilities Management contracts have also been secured including the Sydney Opera House, the Manuaku City Council, New Zealand, the University of South Australia and GE Money.

United Group Services success in the government sector was highlighted by the securing of the New South Wales Ministry for Police end-to-end contract, being the first total outsourcing contract of its kind in the New South Wales government sector, and the first of its kind for police forces across Australia.

United Group Services investment in tendering for Public Private Partnerships (PPPs) has also been successful with the Facilities Management services for Victorian Correctional Infrastructure Partnership, awarded in 2004, becoming operational during the year.

Outlook

The year 2007 will deliver increased revenue and earnings, and the outlook for the first half is encouraging. The end-to-end Corporate Real Estate and Facilities Management model continues to appeal to large organisations seeking a streamlined service model. United Group Services is now recognised as a leader in this field of end-to-end services.

PPPs continue to be a major focus in Australia with several opportunities being pursued. PPPs are also now emerging in Singapore with several opportunities in that market.

Security is a key growth area and the acquisition of Peak Security in March 2006 will further enhance the overall business capability in the area of electronic and vetting security services. In particular, benefits are expected across the Facilities Management business with its PPP work in the correctional services sector.

The acquisition of Equis Corporation in July 2006 provides an expanded global capability with a presence across 43 countries. United Group Services, United PREMAS and Equis will now form United Group Global Services.

Top image: Sydney Opera House – one of United Group Services' many clients (image courtesy Sydney Opera House).
Left image: Sydney Airport, Australia.
Left page image: National Australia Bank building, Docklands, Melbourne, Australia.

UnitedGroup Services

United People / Building our skills base for the longer term


UnitedGroup
Rail
Goninan site

A priority has been building the skills and knowledge base of United Group's future leaders and senior teams through the U-Lead program





United People represent United Group's commitment to building the skills of its people at every level of the organisation. Whether it be leadership development under our successful U-Lead program, or traineeships and apprenticeships for our valued workers at the vast number of job sites we operate, investment in our people is essential to United Group's continued success.

With a growing workforce that now operates in 13 countries throughout the world, United Group is ensuring that our people's thinking and practices reflect a global perspective. Developing a people culture means we have the right framework to attract and retain quality people, which is particularly important in an environment of skills shortages. We are ensuring United Group is a place where people want to come to work by providing opportunities for people to realise their aspirations; opportunities for development and advancement; quality leadership; competitive terms and conditions of employment; and the ability for our people to benefit from United Group's success through an ongoing Employee Share Plan.

A priority has been building the skills and knowledge base of United Group's future leaders and senior teams through the U-Lead program. A number of our senior teams have participated in sessions designed to strengthen how each team works to address key strategic, operational and organisational challenges. U-Lead has been in place for nine months, and 60 people are currently participating in the 'Future Leaders' program, with a further 30 about to commence the program shortly.

We have continued to offer our Employee Share Plan to staff in Australia and New Zealand, and have now introduced the plan to our people in Singapore. 43% of all eligible staff now participate in the Employee Share Plan.

We are also providing access to a wide range of training and development programs and opportunities to our staff, and expect to develop more learning and development programs in 2007.

Top image: Steve Horn (Site Manager), Petrina Dunne (Proposals Coordinator).

Above image: L-R: Kevin Frost (Coded Welder), Mark Harris (QC Inspector), Derrick Tucker (Welding Foreman).

Left page image: The United Group Rail team, Goninan Site, New South Wales.

Health Safety Security and Environment / Report



Lorenzo Sigon (Foreman)
United Group Resources.

Through organic growth and acquisition, United Group now has 11,000 people operating in 13 countries throughout the world, and introducing our Health Safety Security and Environment (HSSE) program and culture to new employees is critical for future success and excellence in HSSE performance. While this performance has steadied overall in 2006, substantial performance improvement has occurred in the new businesses acquired which are now embracing the USafe way.

The USafe identity is our central visual prompt of working responsibly with safe work practices. USafe is about a way of working, the USafe way – a strong and well defined safety culture and detailed management systems for all our staff and workforce.

HSSE USafe initiatives and programs sustain the focus on personal safety commitment. The USafe programs develop:

- better knowledge and competency in applying HSSE management
- higher visibility of safety activity in our workplaces
- stronger processes of verifying safety processes are working.


1
Safety Leadership
2
Safe Work Behaviour
3
Safe Work Methods
Preventing Injuries

Preventing injury to people, damage to environment/property, and all forms of loss

Statistics (2005-2006)

United Group's overall safety goal is to perform in a best practice environment. We did not achieve our target hurdles, marginally influenced by the inclusion of performance data from integrating acquisitions.

- 24,662,387 work hours (previous 12 months 10,384,496)
- United Group injury rate indicators for 2005-2006:

  LTIFR (Lost time injury frequency rate per million work hours) = 3.04 (previous year end 2.60); hurdle set 1.6

  TRCFR (Total Recordable frequency rate per million work hours) (TRC = LTI + MTI) = 14.68 (previous year end 16.08); hurdle set 16.0

Recognition

- United Group Resources – Best Overall Health and Safety Performance – Contractors (Santos Directors' EH&S Awards 2005) and 1,000,000 work hours LTI free.
- United Group Resources and United Group Infrastructure – Achieved the WorkCover South Australian Safety Achiever Business System Level 3 (SABS 3).

Our health and safety

- The United Group rebranding extended to a similar rebranding of the USafe program.
- In January 2006, CEO and Managing Director Richard Leupen held a Chief Executive HSSE Improvement Workshop with guest speaker Tom Fisher, the Federal Safety Commissioner. This event involved the Chief Executives of the four Group businesses.
- The new HSSE Lotus Notes application UTrac was successfully deployed and continues to be developed across all operations.
- The first national United Group HSSE Workshop was successfully held in Sydney in June 2006 with attendance by 35 senior HSSE managers and coordinators.
- Integrated with safety activity and employee management, our internal health services assist health assessment reviews, injury management support, workers' compensation processing and health awareness programs associated with drug and alcohol compliance.
- With expansion of the United Group workforce during this year exceeding 11,000 people, the Employee Assistance Program gained broader implementation across United Group companies.
- The four United Group businesses have safety management systems and programs that are developed and function specifically for the type of operations and workplaces in which they operate. The USafe programs are being incorporated to enhance the already well developed systems.
- Avian Influenza training and awareness programs have been conducted throughout United Group Services' operations in Singapore and other sites.

Our security

Maintaining protection for United Group's people while travelling and working in high risk locations, fraud and theft interventions and safe access in emergency.

Our environment

United Group recognises that environmental conservation is one of the important issues for the community. We recognise the importance of maintaining a high standard of environmental care in conducting our activities.

United Group is involved in major infrastructure works contributing to expanding government, municipal and privately owned infrastructure. We are a major contributor to sustainability and are actively minimising harm to the environment.

Board of Directors



Trevor C Rowe AM	David Young	RG (Sandy) Elliot	Bruno Camarri	Richard Humphry AO	John W Ingram	Richard A Leupen
Non-executive Chairman	Non-executive Director	Non-executive Director	Non-executive Deputy Chairman	Non-executive Director	Non-executive Director	Managing Director and Chief Executive Officer

Absent
Richard White
Non-executive Director
Joined the board in July 2006

The Board of Directors has pleasure in presenting its report together with the financial report of United Group Limited ('the Company') and of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2006 and the auditor's report thereon.

The names of directors in office during or since the end of the financial year were:

- Trevor C Rowe AM
- Bruno G Camarri
- RG (Sandy) Elliot
- Richard Humphry AO
- John W Ingram
- Richard A Leupen
- Richard White (appointed 25 July 2006)
- David J Young

Unless indicated otherwise, all directors held the position of director throughout the financial year and up to the date of this report.

Trevor C Rowe AM – FCIS, FAICD, ACPA

Non-executive Chairman – Age 63

Joined the Board in September 2002. In November 2005, Mr Rowe joined Rothschild Australia Limited as Chairman, Investment Banking. Previous to this Mr Rowe was Chairman Investment Banking, Citigroup Global Markets (formerly Salomon Smith Barney). Mr Rowe held numerous senior positions with Salomon Smith Barney over a period of some 23 years and lived and worked in the US, Asia and Australia. He established Salomon Brothers' offices in Australia in 1983.

Prior to Citigroup, Mr Rowe held senior positions in Asia with the Arab Malaysian Development Bank and Private Investment Company of Asia (PICA) for 10 years. Prior thereto Mr Rowe held positions with Peat, Marwick, Mitchell & Co and A C Goode & Co in Western Australia.

Mr Rowe assumed the Chair of Queensland Investment Corporation in 2001. In 2002, Mr Rowe was appointed as a non-executive director of the Australian Stock Exchange (ASX), and in 2006 Mr Rowe was appointed a Member of the Board of Guardians of the Future Fund of Australia.

Mr Rowe's other positions include Chancellor of Bond University, Chairman of GoTalk Limited, Chairman of the RSPCA Queensland Capital Campaign, Member of Foreign Affairs Council and Member of The Foundation Friends Committee of the Royal Flying Doctors Service. Mr Rowe was also a member of the Takeovers Panel (2000 to 2003).

In 2003, Mr Rowe was awarded the Commonwealth of Australia Centenary Medal for 'distinguished service to the finance industry'.

In the 2004 Queen's Birthday honours, Mr Rowe was awarded a member of the Order of Australia (AM) in the General Division for 'his contribution to the investment banking sector and as a contributor to the formation of public policy, to higher education and to the community'.

Interest in shares: 64,130 shares.

Bruno G Camarri – LLB

Non-executive Deputy Chairman – Age 59

Joined the Board in October 1994. Mr Camarri has practised as a corporate lawyer since 1970, primarily representing clients in the energy and natural resources industries. He was a partner of the law firm Freehills (1973 – 2003). He is a non-executive director of LinQ Capital Limited, LinQ Investors Limited (responsible entity for LinQ Resources Fund), Nippon Oil Exploration (Dampier) Pty Ltd, Nippon Oil Exploration (Australia) Pty Ltd, Heerema Marine Contractors Australia Pty Ltd, Agrium Australia Pty Ltd and Chairman of Vita Biodiesel Ltd.

Mr Camarri is a joint patron of United Way (WA) Inc, Chairman of the Board of Governors of Meerilinga Young Children's Foundation Inc. and a member of the College of Law Advisory Board for the University of Notre Dame, Australia.

Interest in shares: 77,210 shares.

RG (Sandy) Elliot

Non-executive Director – Age 62

Joined the Board in October 2004. In 2004, Mr Elliot retired from his position as Managing Director of ALSTOM Australia Ltd (ALSTOM Australia) where he has had a long and successful career, having started with the GEC Australia Group, (the power engineering section of which subsequently became part of ALSTOM) as a graduate apprentice in 1966. Highlights of Mr Elliot's career at ALSTOM Australia include: consistently improved sales and profitability and significant growth of the operations; development of the Major Projects business which has successfully undertaken large scale works, including the electrical and mechanical aspects on the Sydney Harbour Tunnel, Eastern Distributor, M5 East Expressway and Parramatta Rail Link; development of major service activities in the fields of Power Generation, Rail Transport and Transmission & Distribution.

Mr Elliot has a Bachelor of Engineering (Hons) (University of Queensland), is a Fellow of the Institution of Engineers Australia (FIEAust CPEng), and a member of the Institution of Electrical Engineers London (MIEE).

Mr Elliot is a previous NSW State President of Australian Industry Group (AIG).

Interest in shares: 19,164 shares.

Richard Humphry AO

Non-executive Director – Age 67

Joined the Board in October 2004. Mr Humphry was Managing Director and Chief Executive Officer of the ASX (1994 to 2004). During his period of tenure the ASX became the first exchange in the world to simultaneously demutualise and list on its own exchange.

Mr Humphry is currently a Director of HSBC Australia Ltd, the ASX Australian Clearing House and Settlement Corporation, MBF Australia Ltd, Clearview Life Nominees Pty Ltd, O'Connell Street Associates and the Zoological Parks Board of NSW.

He is also a Trustee for the Asia Pacific Region on the International Accounting Standards Foundation, a member of the Federal Government's Foreign Affairs Advisory Council, Administrative Review Council and the Financial Reporting Council.

He was recently appointed by the Prime Minister and Treasurer to the Regulatory Review Taskforce which prepared the report 'Rethinking Regulation' currently being addressed by the Council of Australian Governments and Federal departments.

Before joining the ASX, Mr Humphry was Director-General of the NSW Premier's Department and Auditor-General of Victoria. These positions followed 20 years experience in the Australian federal public service in Defence and Finance, and 13 years in the banking industry. Mr Humphry was President of the Australian Commonwealth Remuneration Tribunal for five years to 2003.

Throughout Mr Humphry's career he has served on the boards of a diverse range of private and public sector organisations.

In 1995, Mr Humphry was made an Officer of the Order of Australia for 'services to government and business'.

Mr Humphry is also a Fellow of the Institute of Chartered Accountants in Australia (FCA), the Australian Society of Certified Practising Accountants (FCPA), the Australian Institute of Company Directors (FAICD), an associate of the Australian Institute of Bankers (AAIB) and a Member of the Australian Computer Society (MACS).

Interest in shares: 74,130 shares.

John W Ingram – FCPA

Non-executive Director – Age 64

Joined the Board in April 2003. Formerly the Managing Director of Crane Group Limited (retired 2004). Mr Ingram is Chairman of Wattyl Limited (Chairman since 2003, Director since 2001) and Nick Scali Ltd (since 2004) and a director of Rinker Group Ltd (since 2003), Superannuation Trust of Australia (Savings Australia Pty Ltd), the Victor Chang Cardiac Research Institute, and the National President of the Australian Industry Group. Mr Ingram retired from the Board of Trustees of the Historic Houses Trust of NSW in 2005.

Interest in shares: 48,726 shares.

Richard A Leupen – B Sc. (MechEng), CP Engineer, FIE Aust, FAIMM, FAICD

Managing Director and Chief Executive Officer – Age 53

Joined the Board in October 2000. Mr Leupen has 30 years experience in service industries. Mr Leupen has worked for international and Australian engineering companies including GHD, and as President, Chief Executive Officer and Executive Chairman of Kaiser Engineers, based in Perth and Washington DC. Previous experience was gained at operations including BHP Port Kembla, Shell Australia and Simcoa Operations.

Mr Leupen is Chairman of United Group's executive committee and of the Company's operating subsidiaries. He is a Chartered Professional Engineer, a Fellow of the Institute of Engineers Australia, Fellow of the Australian Institute of company Directors, Fellow of the Australian Institute of Mining and Metallurgy, director of the Australian Constructors Association and a National and NSW Councillor of the Australian Industry Group.

Interest in shares: 4,354,845 shares.

Richard White

Non-executive Director – Age 57

Joined the Board in July 2006. Formerly Executive Chairman of British services group Serco. In the late 1980's, Mr White led the management buy-out and listing of Serco and became its Chief Executive. He also successfully set up Serco's Asia Pacific operations in 1992.

Mr White is Chairman of the Riviera Group and a member of Ironbridge Capital's Advisory Group.

Interest in shares: nil shares.

David J Young – FCA, FCPA, FAIM, FAICD

Non-executive Director – Age 65

Joined the Board in June 1994. Following a successful career as a Chartered Accountant including 14 years as the Managing Partner of KPMG in Western Australia, Mr Young held a number of directorships of public and private companies including Chairman of Burswood Ltd, Chairman of Integrated Tree Cropping Ltd, Deputy Chairman of SGIO Insurance Ltd, Director of Alesco Corporation Ltd and Silicon Metal Company of Australia Ltd.

Mr Young is a former President for Western Australia of both the Australian Institute of Company Directors and the Australian Institute of Management and a former Chairman of the Institute of Chartered Accountants (WA Region). Mr Young is a former National Councillor of all of the above organisations.

Interest in shares: 88,755 shares.

Company Secretary

Mrs Anne Hayes BAcc, CA, ACIS was appointed to the position of company secretary in September 2002. Mrs Hayes holds a Graduate Diploma in Company Secretarial Practice and is a member of Chartered Secretaries Australia and the Institute of Chartered Secretaries and Administrators. Mrs Hayes has held senior financial positions in a number of listed public companies and prior to that gained accounting qualifications in a major accounting practice.

Principal activities

United Group Limited is a diversified infrastructure and industrial services group which has operations in mechanical and electrical engineering, fabrication, manufacturing, maintenance, construction and business process outsourcing including property services, to the infrastructure and resource sectors.

United Group has 11,000 employees in Australia, New Zealand, Asia and the United States and has a client base that includes local and national governments and blue chip corporations

United Group is structured into four business lines:

- **United Group Infrastructure** is an Australian market leading provider of industrial maintenance, manufacturing and engineering services to sectors as diverse as water, power, transport, communications and defence. The business operates throughout Australia, New Zealand and South East Asia.
- **United Group Rail** is Australia's foremost provider of design, manufacturing, engineering, maintenance and spare parts solutions to the rail and light rail sectors.
- **United Group Resources** provides manufacturing, project management, construction, maintenance and asset management services to clients in the resources, oil and gas, petrochemicals, chemicals and minerals industries.
- **United Group Services** is Australia's premier independent outsourcing company with global operations including Asia and the United States. Service delivery solutions include corporate real estate, facilities management, finance and accounting, human resource management, procurement and learning.

Operating results

The consolidated profit of the Group after providing for income tax was $78.7 million (2005: $47.5 million).

Dividends paid or to be paid

The following dividends on issued ordinary shares of United Group have been paid or declared since the end of the previous financial year:

Final ordinary dividend – of 20 cents per share, fully franked, paid on 23 September 2005	$21,183,145
Interim ordinary dividend – of 20 cents per share, fully franked, paid on 23 March 2006	$25,059,884
Final ordinary dividend – of 24 cents per share, fully franked, to be paid on 8 September 2006	$32,935,000

Earnings per share

	2006 (cents)	2005 (cents)
Basic earnings per share	63.7	45.8
Diluted earnings per share	62.2	44.9

Review of operations

A review of the operations of United Group and its controlled entities ('the Group') and the results of those operations, are contained in the Chairman's report and Managing Director and CEO's report.

Shareholder returns

Returns to shareholders increase through both dividends and capital growth. Dividends for 2006 were fully franked.

	2006	2005	2004	2003	2002
Net profit after tax	$78.7m	$47.5m	$29.1m	$21.9m	$16.3m
Basic earnings per share	63.7c	45.8c	29.1c	24.0c	19.5c
Return on capital employed[(a)]	24.0%	57.5%	29.0%	25.1%	23.1%
Return on equity (annualised)	19.7%	24.3%	16.2%	14.3%	12.0%
Dividends paid	$58.0m	$31.5m	$28.7m	$23.3m	$9.0m
Dividends per share	44c	30c	28c	24c	10c
Increase/(decrease) in share price[(b)]	$4.76	$4.54	$2.24	($0.14)	$0.86

(a) Return on capital employed defined as earnings before interest, tax and amortisation/(average share capital and net debt).
(b) Increase/(decrease) in share price based on closing price at 30 June of each year.
Data prior to 2005 is in accordance with AGAAP.

Investments for future performance

In September 2005, United Group completed the acquisition of the ALSTOM transport business in Australia and New Zealand (ALSTOM ANZ) for $267.5 million with a subsequent payment of $30.0 million in April 2006. ALSTOM ANZ is a major participant in the areas of rail rolling stock supply and maintenance and rail and road infrastructure services and maintenance. As part of the acquisition United Group has agreed a strategic alliance with ALSTOM, one of the world's leading providers of rail products, services and systems. The alliance enhances the Group's customer offerings and competitiveness through access to world class rail technology.

In July 2006, United Group acquired a US based corporate real estate services company, Equis Corporation (Equis) for $163 million (US$120 million) with a potential additional $16 million (US$12 million) payment to the vendor based on future growth projections. Equis is a leading provider of Corporate Real Estate (CRE) services in the US, managing transactions for more than 1,000 customers. The acquisition furthers United Group's global expansion creating an end-to-end CRE business servicing tenants and owner occupiers in the large and growing US CRE services market.

Several smaller acquisitions occurred throughout the year including:

- Peak Securities in March 2006;
- Steelplan in June 2006; and
- Fischer Industries in June 2006.

The consolidated entity acquired property, plant and equipment and software totalling $30.2 million during the year. The capital expenditure is a part of the normal pattern of investing and upgrading required to maintain the consolidated entity's plant and equipment, enhance safety and keep pace with technological advances. There are no major capital expenditure projects planned in the coming year outside of these ongoing requirements.

Review of financial condition

Capital structure, funding and treasury policy

Equity raising was undertaken between June 2005 and August 2005 in relation to the acquisition of ALSTOM ANZ. A placement of 14.6 million shares at $8.40 per share in June 2005 raised net equity of $120.8 million and following approval by shareholders at the Extraordinary General Meeting on 28 July 2005, the further placement of 2.1 million shares at $8.40 per share resulted in net equity raising of $16.9 million. The equity raising was completed with $22.3 million raised through a Share Purchase Plan which was also issued at $8.40 per share.

The acquisition of Equis was funded through a combination of debt and equity raising. In June 2006, the Company entered into a US$100 million bridge facility to be refinanced with a US Private Placement of unsecured notes, expected to be completed by October 2006. The firm placement of 9.4 million shares at $12.80 per share in June 2006 resulted in net equity raising of $119.1 million. The Company completed further equity raising through a Share Purchase Plan in July 2006. Shareholders were able to subscribe at $12.80 per share, resulting in equity raising of $31.5 million.

The additional placement of 0.3 million shares at $12.80 per share to Mr Leupen is subject to approval by shareholders at the 2006 Annual General Meeting.

The Company enters into interest rate hedging arrangements on core debt in order to manage cash flow risks associated with the interest rate on borrowings that are floating, whilst maintaining flexibility to repay debt.

The consolidated entity enters into forward contracts to hedge a proportion of anticipated purchase and sale commitments denominated in foreign currencies, principally US dollars, Euro and Yen. Hedging is not applied to investments in overseas entities or their future profits.

Cash from operations

The operating cash position of the consolidated entity remained consistent with the prior year due to timing of cash receipts on major projects. The acquisition activity during the year resulted in significant cash outflows from investing activities, funded through increased debt facilities and capital raising.

Impact of legislation and other external requirements

From 1 July 2005 the consolidated entity is required to comply with Australian equivalents to International Financial Reporting Standards (AIFRS) issued by the Australian Accounting Standards Board.

There were no other changes in environmental or other legislative requirements during the year that have significantly impacted the results or operations of the consolidated entity.

Significant changes in state of affairs

Significant changes in the state of affairs of the Group during the financial year were as follows:

An increase in the contributed equity of $162.2 million (from $261.2 million to $423.4 million) as a result of:

	$000
Issue of 2,650,648 fully paid ordinary shares under the Share Purchase Plan @ $8.40, net of costs	22,265
Issue of 2,066,667 fully paid ordinary shares (297,619 issued to Mr Leupen) under a conditional placement approved by shareholders at an Extraordinary General Meeting @ $8.40, net of costs	16,917
Issue of 9,426,509 fully paid ordinary shares under a fully underwritten institutional placement @ $12.80, net of costs	119,695
Issue of 957,710 fully paid ordinary shares at exercise prices ranging between $2.53 and $5.35 each on exercise of options granted under the United Group Employee Share Option Scheme	3,309
Increase in contributed equity	162,186

Other than the increase in equity referred to above and the acquisitions of ALSTOM ANZ and Equis discussed in the section titled 'Investments for future performance' no other significant changes occurred in the state of affairs of the Group during the financial period.

After balance date events

No other matters or circumstances have arisen since the end of the financial year which have significantly affected or may significantly affect the operations, the results of those operations or the state of affairs of the Group in subsequent financial years.

Likely developments and results

The Group will continue to pursue its goal of increasing profitability and delivering to shareholders sustainable and responsible wealth creation.

The directors have not included any further information on the likely developments or expected future results of the operations of the Group as the directors have reasonable grounds to believe that such information would prejudice the interests of the Group if such information was included.

Environmental regulation performance

The Group's environmental obligations are regulated under both federal and state law. Environmental performance obligations are monitored by the Health Safety Security and Environment Committee and are subjected from time to time to internal and independent audit. The Group has a policy of at least complying with, and in most cases exceeding, its environmental performance obligations. With the exception of a fine of $1,500 imposed as a result of an oil spill at a maintenance facility, no other environmental breaches were notified by any government agency during the year ended 30 June 2006.

Meetings of directors

The number of meetings of the Board of Directors and of Board committees during the financial year was:

Board or committee	Number of meetings
Main Board	12
Audit and Risk Management	4
Health Safety Security and Environment	2
Nomination	3
Remuneration	3

The attendances of directors at meetings of the Board and its committees were:

Director	Main Board	Audit and Risk Management	Health Safety Security and Environment	Nomination	Remuneration
Trevor C Rowe AM	12			3	3
Bruno Camarri	12	4		3	3
RG (Sandy) Elliot	12		2		
Richard Humphry AO	12	4			
John Ingram	11 (12)		2	3	3
Richard Leupen	12	4	2		
David Young	9 (12)	3 (4)			

Where a director did not attend all meetings of the Board or relevant committee, the number of meetings which the director was eligible to attend is shown in brackets.

The details of functions and memberships of Board committees are incorporated in the Statement of Corporate Governance Practices.

Directors' and officers' indemnity and insurance

Under its constitution, the Company has agreed to indemnify on a full indemnity basis and to the full extent permitted by law, each director and executive officer for all losses or liabilities incurred by the person as an officer of the Company or of a related body corporate including, but not limited to:

- liability for negligence or for reasonable costs and expenses incurred in defending proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted; or
- in connection with an application, in relation to such proceedings, in which the Court grants relief to the person under the Corporations Law.

The indemnity:

- is a continuing obligation and is enforceable by an indemnified person even though that person may have ceased to be an officer of the Company or of a related body corporate; and
- applies to all losses and liabilities incurred to the extent that the loss or liability is not covered by insurance.

During the financial period, the Company or a related body corporate paid an insurance premium in respect of a contract insuring directors and officers against liabilities (including costs and expenses) arising from the performance of their duties.

The directors have not included the details of the nature of the liabilities covered or the amount of the premium paid in respect of these insurance contracts, as such disclosure is prohibited under the terms of the contract.

Remuneration report

Remuneration Committee

The Remuneration Committee approves the annual remuneration policy for all senior executives. The decisions of the committee are subject to ratification by the Board which also determines the remuneration of the Managing Director and CEO. Remuneration levels are competitively set to attract and retain appropriately qualified and experienced directors and senior executives. The Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, given trends in comparative companies both locally and internationally.

Remuneration strategy

The executive remuneration strategy is designed over a five year horizon, addressing the following three primary components:

- Fixed Remuneration
- Short term incentives (STI)
- Long term incentives (LTI)

Remuneration structure

Remuneration packages include a mix of fixed remuneration and short and long term performance based incentives.

Fixed remuneration

The fixed remuneration component for the Managing Director and CEO and executives is calculated on a salary sacrifice basis. The type of benefits that can be packaged on a salary sacrifice basis include superannuation, motor vehicles, employee share plan and laptops.

The base salary for executives is independently assessed and positioned competitively in the market (the market being roles of similar size and scope in comparable organisations). Annual salary reviews are based on market trends as well as individual, divisional and overall performance of the consolidated entity.

Short term incentives

The short term incentive arrangements for the Managing Director and CEO are discussed separately below. A short term incentive of up to 45% of base salary (dependent on seniority) is available to executives in accordance with achievement of key financial, performance and safety results.

Employees with six months or more of continuous service are eligible to participate in the Employee Share Plans, approved by shareholders at the 2002 Annual General Meeting. Further details in relation to the plans are included in Note 26 to the Financial Statements.

Long term incentives

Options are issued under the Employee Share Option Plan which was approved by shareholders at the 1996 Annual General Meeting. The ability to exercise the options is conditional on United Group achieving specific performance hurdles.

The long term incentive arrangements for the Managing Director and CEO are discussed separately below. The current long term incentives for senior executives are designed to align executive remuneration with shareholders' interests. This long term incentive in share options has annual hurdles of Total Shareholder Return (TSR) better than ASX 200 Industrials index (XNJ) and earnings per share growth at least 12% per annum compound. With these hurdles achieved the executive options are generally exercisable annually between three and five years.

Remuneration strategy relationship to United Group performance

The remuneration strategy links the remuneration of the Managing Director and CEO and the executives to both short and long term performance of United Group through the award of conditional entitlements. Net profit is considered in setting the STI as the financial performance targets relate to EBIT budget achievement and EBIT growth. Dividends, changes in share price and return of capital are included in the TSR calculation which is one of the performance criteria used to assess the LTI. The other performance criteria assessed for the LTI is growth in earnings per share, which again takes into account United Group's net profit.

Service agreements

The Company has service agreements with each executive that defines:

- the role and appointment date
- executive duties
- remuneration and benefits
- leave entitlements
- summary dismissal for misconduct or fraud
- use of expenses
- notice periods of between three and 12 months
- confidential information
- restraint on practices

The Managing Director and CEO's contract extends to September 2008. No other executives have a fixed term contract and there are no termination arrangements in place which would result in payments to executives in excess of that which would have otherwise been earned as remuneration for their employment.

Remuneration report continued

Managing Director and CEO

The executive services agreement with Managing Director and CEO Richard Leupen extends to September 2008. Mr Leupen's salary is subject to review annually in September. The key provisions of Mr Leupen's remuneration package are as follows:

- Current salary of $1,121,399 per annum, subject to annual review.
- Short term cash incentive of up to 80% of base salary, subject to delivery of agreed annual targets.
- Long term incentive of 200,000 United Group shares in the Deferred Employee Share Plan acquired on market. These shares will vest over the term of the services agreement subject to the performance hurdles of achieving both a 10% per annum compound earnings per share (EPS) growth and a TSR above the ASX 200 Industrials index (XNJ) over the period.
- Issue of 1,300,000 Company shares at $5.20 per share (market price at date of issue) under a Long Term Incentive Performance Share Plan funded by an interest free loan to Mr Leupen from the Company. These shares will vest over the term of the services agreement subject to the performance hurdles of achieving both a 10% per annum compound EPS growth and a TSR above the ASX 200 Industrials index (XNJ). Repayment of the loan will also be tied to these performance hurdles. In the event the performance hurdles are not met the shares remain under the control of the Company. Dividends earned on these shares prior to vesting are deducted from any short term incentive bonus payable to Mr Leupen in each year.

Non-executive directors

The remuneration of the non-executive directors is governed by the Constitution of the Company. The Constitution requires the members at a general meeting of the Company must approve the total amount which can be paid to the non-executive directors by way of directors' fees. This amount or a lesser amount is then divided between the directors in proportions decided by the Board, including any additional amounts paid for membership of a committee. The Board periodically reviews the amount paid and if necessary will make a recommendation to the members for approval of any increase at the next Annual General Meeting of the Company. Total remuneration of all the non-executive directors, last voted upon by shareholders at the 2005 Annual General Meeting, is not to exceed $1,100,000 per annum (including retirement benefits).

The Group contributes the minimum amount required by law to superannuation funds nominated by directors.

Position	Fee per annum $
Chairman of the Board	200,000
Deputy Chairman of the Board	120,000
Non-executive director	80,000
Chairman Audit Committee	18,000
Audit Committee member	9,000
Chairman of HSSE Committee	12,000
HSSE Committee member	8,000
Remuneration and Nomination Committees member	8,000
Board Sub-committee member	6,000

From 1 July 2003 the Group provided non-executive directors with an allocation of Company shares under the Deferred Employee Share Plan. The allocation of shares is based on 30% of each director's cash remuneration and the sale of these shares is restricted until the director's retirement. Directors are entitled to receive the dividends from these shares. This allocation replaces the payment of retirement benefits.

Previously non-executive directors were entitled to retirement payments pursuant to Article 8.3(g) (1) of the Constitution. These payments, based on years of service, were up to three times the average of the last three years fees paid where a director reached nine years of service. In the transition to the allocation of shares, directors with greater than eight years service remained in the retirement plan until completing nine years of service. Director's entitlements under the previous arrangements are preserved and will be paid on the retirement of the director.

These payments are also subject to the limits prescribed by the Corporations Act.

Remuneration report continued

Director and executive remuneration

Details of the nature and amount of each major element of remuneration of each director of United Group and each of the five named United Group executives who receive the highest remuneration are presented in the table below.

	Short term				Post-employment			Share based payments			Total		
	Salary and fees $	Bonus[1] $	Non-monetary benefits[2] $	Total	Super $	Retirement benefits[3] $	Total	Value of options[4] $	Value of shares[5] $	Total $		Proportion of remuneration performance related %	Value of options as proportion of remuneration %
Directors													
– Non-executive													
Mr T Rowe AM, Chairman	187,907	–	9,416	197,323	12,093	60,000	72,093	–	–	–	269,416		
Mr B Camarri, Deputy Chairman	137,000	–	–	137,000	–	41,100	41,100	–	–	–	178,100		
Mr J Ingram	112,000	–	–	112,000	–	31,800	31,800	–	–	–	143,800		
Mr D Young	89,908	–	–	89,908	8,092	29,400	37,492	–	–	–	127,400		
Mr R Humphry AO	81,651	–	–	81,651	7,349	26,700	34,049	–	–	–	115,700		
Mr R Elliot	88,000	–	–	88,000	–	26,400	26,400	–	–	–	114,400		
– Executive													
Mr R Leupen, Managing Director and CEO	1,097,750	554,000	104,793	1,756,543	12,139	–	12,139	696,413	304,476	1,000,889	2,769,571	56.1%	–
Executives													
Mr J Birman, Chief Executive United Group Resources	407,860	119,000	4,838	531,698	12,139	–	12,139	121,313	–	121,313	665,150	36.1%	18.2%
Mr T Chapman, Chief Executive United Group Infrastructure	464,861	81,000	2,000	547,861	12,139	–	12,139	110,557	–	110,557	670,557	28.6%	16.5%
Mr D Harris, Executive General Manager Group Operations and Development	411,861	48,000	8,681	468,542	12,139	–	12,139	117,209	–	117,209	597,890	27.6%	19.9%
Mr D Irvine, Chief Financial Officer	519,400	171,500	15,060	705,960	–	–	–	64,367	–	64,367	770,327	30.6%	8.4%
Mr T Weber, Chief Executive United Group Services	409,761	147,200	2,000	558,961	12,139	–	12,139	123,506	–	123,506	694,606	39.0%	17.8%

Non-executive directors are not eligible to participate in the bonus plan and option plan of United Group.

Remuneration report continued

Notes to the director and executive remuneration table

1 Bonuses relate to short term incentives paid for the preceding financial year as the current year bonus is yet to be determined. 100% of the bonus was paid in cash.

2 Non-monetary benefits include benefits subject to FBT.

3 Retirement benefits include contributions to the Directors' Retirement Share Plan and payments on retirement pursuant to Article 8.3(g) of the Constitution.

4 The fair value of options is calculated at grant date using a Monte-Carlo options pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period.

1,300,000 shares were issued to Mr Leupen in December 2004 under the Long Term Incentive Performance Share Plan. These shares are restricted shares, subject to the achievement of performance hurdles discussed above. The fair value of $696,413 is calculated using a Monte-Carlo options pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. During the previous reporting period Mr Leupen received $130,000 in dividends from these shares. Under the terms of Mr Leupen's agreement dividends received are deducted from the bonus payment relating to that period. The bonus of $554,000 above includes the amount of $130,000 received as a dividend.

5 200,000 Company shares in the Deferred Employee Share Plan were acquired on market in September and October 2004 as a long term incentive under the executive services agreement with Managing Director and CEO Richard Leupen. The value of $304,476 represents the amortisation of the cost of these shares over the term of the extension of the executive services agreement with Mr Leupen to September 2008. None of these shares vested during the year.

Exercise of options granted as remuneration

During the reporting period, the following shares were issued on the exercise of options previously granted as remuneration:

2006	Number of shares	Amount paid $ per share
Mr J Birman	83,334	$2.98
	33,333	$2.99
Mr T Chapman	83,333	$4.49
Mr D Irvine	100,000	$2.66
	16,667	$2.99
Mr T Weber	83,333	$5.16

2005	Number of shares	Amount paid $ per share
Executive director		
Mr R Leupen	750,000	$2.55
	750,000	$2.81
Executives		
Mr J Birman	83,333	$2.98
	33,333	$2.99
Mr D Irvine	100,000	$2.66
	16,667	$2.99

Remuneration report continued

Analysis of share based payments granted as remuneration

Details of the vesting profile of the options granted as remuneration to each director of the Company and each of the five named United Group executives is detailed below.

	Options granted		% vested	Financial year ended in which	Value yet to vest	
	Number	Date	in year	grant vests	Min $[1]	Max $[2]
Executives						
Mr J Birman	250,000	15 Jul 2002	33	A	–	–
	100,000	30 Jul 2003	33	B	–	380,341
	133,000	26 May 2004	0	E	–	1,323,350
	125,000	29 Jul 2005	0	D	–	632,500
	58,923	14 Jun 2006	0	F	–	77,189
Mr T Chapman	250,000	17 May 2005	33	C	–	1,651,670
	200,000	26 May 2005	0	E	–	1,990,000
	66,449	14 Jun 2006	0	F	–	87,048
Mr D Harris	200,000	31 Dec 2005	0	D	–	1,380,000
	89,227	14 Jun 2006	0	F	–	116,887
Mr D Irvine	300,000	9 Jan 2003	33	A	–	–
	50,000	30 Jul 2003	33	B	–	190,170
	200,000	26 May 2004	0	E	–	1,990,000
	72,869	14 Jun 2006	0	F	–	95,458
Mr T Weber	200,000	26 May 2004	0	E	–	1,990,000
	250,000	28 Jun 2004	33	C	–	1,540,003
	56,118	14 Jun 2006	0	F	–	73,515

A Options vest in three equal tranches over 2004, 2005 and 2006
B Options vest in three equal tranches over 2005, 2006 and 2007
C Options vest in three equal tranches over 2006, 2007 and 2008
D Options vest in three equal tranches over 2007, 2008 and 2009
E Options vest in three equal tranches over 2008, 2009 and 2010
F Options vest in 2011

1. The minimum value of options yet to vest is $nil as the performance criteria may not be met and consequently the option may not vest.
2. The maximum value of options yet to vest is not determinable as it depends on the market price of shares of United Group Limited on the ASX at the date the option is exercised. The maximum values presented above are based on the closing share price at 30 June 2006 of $14.40 less the exercise price.

Details of the vesting profile of shares issued to the Managing Director and CEO under the Long Term Incentive Performance Share Plan are below.

	Shares issued		% vested	Financial year ended in which	Value yet to vest	
	Number	Date	in year	shares vests	Min $[1]	Max $[2]
Mr R Leupen	550,000	17 Dec 2004	0	30 Jun 2007	–	5,060,000
	750,000	17 Dec 2004	0	30 Jun 2008	–	6,900,000

1. The minimum value of shares yet to vest is $nil as the performance criteria may not be met and consequently the shares may not vest.
2. The maximum value of shares yet to vest is not determinable as it depends on the market price of shares of United Group Limited on the ASX at the date the option is exercised. The maximum values presented above are based on the closing share price at 30 June 2006 of $14.40 less the exercise price.

Remuneration report continued

Details of the vesting profile of shares issued to the Managing Director and CEO in the Deferred Share Plan and acquired on market are below.

	Shares issued		% vested	Financial year ended in which	Value yet to vest	
	Number	Date	in year	shares vests	Min $[1]	Max $[2]
Mr R Leupen	200,000	13 Oct 2004	0	30 Jun 2007	–	2,880,000

1. The minimum value of shares yet to vest is $nil as the performance criteria may not be met and consequently the shares may not vest.
2. The maximum value of shares yet to vest is not determinable as it depends on the market price of shares of United Group Limited on the ASX at the date the option is exercised. The maximum values presented above are based on the closing share price at 30 June 2006 of $14.40.

Analysis of movement in options

The movement during the reporting period, by value, of options over ordinary shares in the Company held by each director and each of the five named Company executives is detailed below.

	Granted in year[1] $	Exercised in year[2] $	Total option value in year $
Mr J Birman	396,905	1,006,503	1,403,408
Mr T Chapman	191,705	559,164	750,869
Mr D Harris	257,420	–	257,420
Mr D Irvine	210,227	980,336	1,190,563
Mr T Weber	161,900	494,165	656,065
	1,218,157	3,040,168	4,258,325

1. The value of options granted during the year is the fair value of the options calculated at grant date using a binominal option-pricing model. The total value of the options granted is included in the table above. This amount is allocated to remuneration over the vesting period.
2. The value of options exercised during the year is calculated as the market price of shares of United Group Limited on the ASX as at close of trading on the date the options were exercised after deducting the price paid to exercise the option.

Unissued shares under option as at the date of this report

Expiry date	Exercise price	No of Shares
31 December 2006	$2.79	54,000
31 December 2006	$2.99	340,003
31 December 2006	$3.95	20,000
31 December 2006	$3.78	33,334
31 December 2006	$13.09	557,057
31 December 2007	$4.49	166,667
31 December 2007	$5.16	166,667
31 December 2007	$5.30	40,000
31 December 2007	$5.35	20,000
31 December 2008	$6.28	100,000
31 December 2008	$7.23	300,000
31 December 2008	$7.50	200,000
31 December 2008	$7.64	100,000
31 December 2008	$10.73	959,800
31 December 2008	$11.39	103,100
31 December 2009	$4.45	1,403,000
31 December 2009	$9.34	155,000
31 December 2010	$7.64	300,000
31 December 2011	$10.83	400,000
		5,418,628

Further information on options can be found in Note 26 to the financial statements.

Non-audit services

During the year KPMG, the Company's auditor, has performed certain other services in addition to its statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and in accordance with advice provided by the Audit and Risk Management Committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services were subject to the corporate governance procedures adopted by the consolidated entity and have been reviewed by the Audit and Risk Management Committee to ensure they do not impact the integrity and objectivity of the auditor; and
- the non-audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 *Professional independence*, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the consolidated entity, acting as an advocate for the consolidated entity or jointly sharing risks and rewards.

Details of the amounts paid to the auditor of the Company, KPMG, and its related practices for audit and non-audit services provided during the year are set out in Note 29 to the financial statements.

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 35 and forms part of the directors' report for the financial year ended 30 June 2006.

Rounding of amounts

The parent entity is a company of the kind specified in Australian Securities and Investment Commission Class Order 98/100 dated 10 July 1998. In accordance with that class order, amounts in the financial report and the directors' report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

Signed in accordance with a resolution of the Board of Directors.

Trevor C Rowe AM
Chairman

Richard A Leupen
Managing Director and CEO

Dated this 11th day of August 2006.

Lead Auditor's Independence Declaration
under Section 307C of the Corporations Act 2001

To: the directors of United Group Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

Mark Epper
Partner

Sydney
11 August 2006

Statement of Corporate Governance Practices

United Group Limited (the Company) has for many years had in place standards of behaviour which are largely consistent with, and in some cases exceed, the recommendations released by Australian Corporate Governance Council. The Company attaches great importance to maintaining these standards and a summary of these practices is set out below. References in the summary to 'the Group' are to the Company and its controlled entities.

The Board of Directors and its committees

The Company has a Board of eight directors, seven of whom are non-executive directors.

The Board has four committees to advise and guide it on specific issues and strategies. The committees are the:

- Audit and Risk Management Committee
- Health, Safety, Security and Environment Committee
- Nomination Committee
- Remuneration Committee

Composition of the Board

The Board regularly reviews its composition and performance. It is the policy of the Board to increase the number of directors when it considers that additional expertise is required or an outstanding candidate is available.

The Board's practice is for the full Board to elect the Chairman from its members who are non-executive directors. The Board does not believe that the position of Chairman should be held by a major shareholder.

The Board has delegated to the Nomination Committee the task of seeking new directors and making recommendations when a suitable candidate is available. Generally, the following criteria are applied:

- commercial or professional background at a senior executive level;
- experience in strategic planning;
- experience in dealing with the government and the private sector;
- listed company board experience; and
- high standards of corporate governance.

Responsibilities

The primary responsibility of the Board is to create wealth for the shareholders without compromising:

- the health, safety and security of its employees;
- the environment; and
- the credit rating or the reputation of the Group.

The Board discharges its responsibilities by regular meetings of the Board and its committees. Between meetings the Chairman is obliged to have regular contact with the Managing Director and CEO to discuss issues which may require guidance or which should be referred to the Board for decisions. At the Board meetings, strategic and policy issues, budgets, capital expenditure requirements and important operational issues are decided and the financial and operational performance of the Group is reviewed and monitored.

The functions and responsibilities of the Board committees are discussed below.

The Board appoints the Managing Director and CEO and is consulted before the appointment of senior management by the Managing Director and CEO. The Managing Director and CEO reports directly to the Board and, in accordance with the Constitution, is subject to the control and direction of the Board on all issues.

Subject to those constraints, the Board has delegated to the Managing Director and CEO the day to day management and control of the Group. Delegations of authority by the Managing Director and CEO to senior executives are reviewed at least annually. The Board's practice is to involve senior executives where matters of strategic or operational importance are discussed by the Board.

Board members

Details of the members of the Board, their experience, expertise, qualifications and term of office are set out in the directors' report. There are seven non-executive directors, all of whom are deemed independent under the principles set out below, and one executive director.

Non-executive directors are appointed subject to the Constitution of the Company which provides that:

- At each Annual General Meeting one third of the non-executive directors must retire and can offer themselves for re-election by the members of the Company.
- If the number of directors is increased or if a vacancy exists, the Board may select a suitable candidate to fill that vacancy. That appointee must stand for re-election at the next Annual General Meeting.

Independent professional advice

Each director has the right to seek independent professional advice on matters which may be of concern. Such advice will be at the expense of the Group if approval is first given by the Chairman of the Board or, in his absence, by the Deputy Chairman.

Directors' independence

The Board decides whether a person is an independent director on a case by case basis. Generally, members will not be regarded as an independent director if they fall within one of the following categories:

- The person is a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company.
- Within the last three years the person was employed in an executive capacity by the Group, or was a director after ceasing to hold any such employment.
- Within the last three years the person was a principal of a professional adviser or a consultant to the Group, or an employee materially associated with the service and the adviser or consultant is a material provider of services to the Group.

- The person is a supplier or customer of the Group or an officer of or otherwise associated directly or indirectly with a supplier or customer and the supplier or customer is a material provider to the Group.
- The person has a contractual relationship with the Group (other than as a director of the Group) and the contractual relationship is material to the operations of the Group.

Materiality for these purposes is determined on both quantitative and qualitative bases. An amount of over 5% of annual turnover of the Company or Group or 5% of the individual director's net worth is considered material for these purposes. In addition, a transaction of any amount or a relationship is deemed material if knowledge of it impacts the shareholders' understanding of the director's performance.

After considering the above criteria, the Board has concluded that each of its non-executive directors be classified as independent directors, notwithstanding that Mr Camarri was a partner of Freehills until his retirement in June 2003.

Chairman and Managing Director and CEO

The Chairman is responsible for leading the Board, ensuring that Board activities are organised and conducted efficiently and directors are properly briefed for meetings. The Managing Director and CEO is responsible for implementing Group strategies and policies. The Board's charter specifies that these are separate roles to be undertaken by separate people.

Commitment

The Board holds at least eight scheduled Board meetings and an additional corporate strategy workshop each year. Three of those meetings are held at operational sites of the Group and an opportunity to meet the staff and a tour of the facilities is included as part of the visit. Additional Board meetings are held as required.

Non-executive directors are expected to spend at least 40 days a year preparing for and attending Board and committee meetings and associated activities.

The number of meetings of the Company's Board of Directors and of each Board committee held during the year ended 30 June 2006, and the number of meetings attended by each director is disclosed in the directors' report.

Other commitments of non-executive directors which might affect their contribution are considered prior to a director's appointment to the Board and are reviewed each year.

Prior to appointment, or being submitted for re-election, each non-executive director must acknowledge that they have and will continue to have the time available to discharge their responsibilities to the Company.

Conflicts of interest

No directors identified any conflicts of interest between their directorships and the Company's business and dealings during the period under report.

Corporate reporting

The Managing Director and CEO and the Chief Financial Officer represent to the Board, in writing, that:

- the Group's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operating results of the Company and Group; and
- the financial reporting risk management and associated compliance and controls are assessed as operating effectively and efficiently in all material aspects.

This representation is founded on a system of internal control and risk management which implements the policies adopted by the Board.

This reporting structure has been in place for a number of years.

International Financial Reporting Standards (IFRS)

The Group has achieved transition to IFRS reporting. The implications of the transition to IFRS are set out in Note 34 to the financial statements.

Board committees

The Board has established a number of committees to assist in the execution of its duties and to allow detailed consideration of complex issues. The committee structure and membership is reviewed on an annual basis.

Each of these committees has its own written charter setting out its role and responsibilities, composition, structure, membership requirements and the manner in which the committee is to operate. All matters determined by committees are submitted to the full Board as recommendations for Board decision.

Minutes of committee meetings are tabled at the subsequent Board meeting. Additional requirements for specific reporting by the committees to the Board are addressed in the charter of the individual committees.

Audit and Risk Management Committee

The Audit and Risk Management Committee comprises three non-executive directors. The Managing Director and CEO and Chief Financial Officer and representatives from the external auditor attend meetings by invitation. An officer of the Group attends meetings and deals with administrative matters. The Audit and Risk Management Committee meet at least four times during the year.

The principal functions of the Audit and Risk Management Committee are:

- To assist the Board in relation to reviewing and monitoring:
  - the keeping and reporting of financial information in accordance with the policies of the Group and the law;
  - the application of the Group's accounting policies;
  - the Group's internal control systems;
  - the compliance with applicable policies and laws; and
  - the assessment and control of business risks.

- To provide a forum for communication between the Board, the internal and external auditors and senior management in relation to the matters above.
- To review and monitor related party transactions.
- To review and monitor internal and external audit functions.
- To review the independence and performance of the external auditor.
- To consider any other matter which the Board may refer to the committee for consideration.
- At least twice a year, the Audit and Risk Management Committee also meets with representatives of the external auditor without management in attendance.

Health Safety Security and Environment Committee

The Health Safety Security and Environment (HSSE) Committee comprises two non-executive directors and the Managing Director and CEO. The HSSE Committee must meet at least twice annually.

The principal functions of the HSSE Committee are to set strategies for occupational health, safety and environment issues, and monitor adherence to policies and procedures that have been put in place to underpin these fundamental HSSE goals:

- No-one should suffer injury or illness arising from their working responsibilities or from the wider context surrounding their work location, either within or on behalf of the Group.
- The Group's operations should not infringe on the quality of the environment, the aim being to contribute to improving the environment wherever this rests within the Group's capabilities.

To reflect the increased risks and exposures to staff of global security issues the function of this committee was expanded to include security effective from July 2003.

Nomination Committee

The Nomination Committee comprises three non-executive directors. The Nomination Committee meets at least twice annually.

The principal function of the Nomination Committee is to review and make recommendations to the Board on:

- The appropriateness of the size and composition of the Board.
- Criteria for non-executive Board membership.
- Non-executive director candidates for consideration by the Board.
- Assessment of the effectiveness of the Board and its individual directors.

In carrying out its duties, the Nomination Committee is entitled to engage appropriately qualified external consultants to provide advice and recommendations.

Remuneration Committee

The Remuneration Committee comprises three non-executive directors. The Remuneration Committee meets at least twice annually.

The principal function of the Remuneration Committee is to review and make recommendations to the Board on:

- The Group's overall remuneration structure and strategies.
- Senior management succession planning.
- Senior executive remuneration structures.
- Remuneration of executive directors.
- Non-executive directors' remuneration and related benefits.

In carrying out its duties, the Remuneration Committee is entitled to engage appropriately qualified external consultants to provide advice and recommendations.

Business risks

The Group has adopted procedures which are designed to identify financial, contractual, safety and environmental risks. These procedures include detailed monthly reviews of operations by the Managing Director and CEO with senior management. Procedures are also in place to identify risks before major projects are undertaken.

The operations of the Group are reviewed at each Board meeting. The review process is supplemented by written reports from the Managing Director and CEO and divisional managers. These reports review divisional performance and permit managers to raise issues of concern. Between meetings the Managing Director and CEO must raise significant matters which require attention prior to the next scheduled Board meeting.

Operational and capital expenditure budgets are approved by the Board and limits of authority have been established at various levels of management.

The Group has established a program, undertaken by staff and external advisers, to perform internal audit and compliance reviews of certain key financial transaction activities. The results of these reviews are reported to the Audit and Risk Management Committee.

Ethical standards

The Group strives to achieve the highest standards of behaviour and accountability. The Group demands that its directors and employees be honest in their dealings with each other, and all counterparties. The Group supports and adheres to the principles set out in the Group's Corporate Code of Conduct.

Code of Conduct

Share Trading Policy: It is the Group's policy that, under all circumstances, its officers and employees comply with the letter and the intention of the insider trading laws when dealing in United Group securities. Also, directors, officers and senior management must not trade in United Group securities during blackout periods which are:

- the period commencing on 1 January of each year and ending twenty four hours after the release of the half year results for that financial year; and
- the period commencing 1 July of each year and ending twenty four hours after the release of the annual results for the previous financial year.

Trading is generally permitted at other times provided that employees do not contravene the insider trading laws. Directors and senior management (and their associates) are prohibited from engaging in short term trading of United Group securities. In addition, directors and senior management must notify the Company Secretary before they or their associates buy or sell United Group securities.

The Group's policies including the Group's trading policy are published on the Company's intranet and communicated to each new employee as part of their induction training.

Group policy requires employees who are aware of unethical practices within the Group or breaches of the Group's trading policy to report these using the Company's whistleblower program. This can be done anonymously.

The directors are satisfied that the Group has in place procedures for compliance with the policies on ethical standards, including trading in securities.

Continuous disclosure and shareholder information

The Company Secretary has been nominated as the person responsible for communications with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX listing rules.

The Group has written policies and procedures requiring disclosure of any information concerning the Group that a reasonable person would expect to have a material effect on the price of the Company's securities.

All information disclosed to the ASX is posted on the Group's website as soon as it is disclosed to the ASX. When analysts are briefed on aspects of the Group's operations, the material used in the presentation is released to the ASX and posted on the Group's website.

United Group views the annual general meeting as an opportunity for shareholders to meet with and question the Board and senior management and encourages shareholders to attend. United Group's external auditor is invited to attend all Annual General Meetings and is available to answer shareholder questions regarding the conduct of the audit and the preparation and content of the audit report.

All shareholders receive a copy of the Group's annual and half yearly reports and provision is made for shareholders to participate through electronic means. All recent Company announcements, media briefings, Board and committee charters and press releases, and financial reports for the last three years are available on the Group's website www.unitedgroupltd.com. The website also includes a feedback mechanism and a direct link to the Group's share registry.

Income Statements for the Year Ended 30 June 2006

	Note	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Services revenue		1,826,013	1,035,232	-	-
Sale of goods revenue		406,370	219,673	-	-
Interest revenue		3,781	2,061	27,901	10,569
Dividend revenue		-	-	60,000	40,000
Other revenue		47	949	28,722	18,866
Total revenue		2,236,211	1,257,915	116,623	69,435
Raw materials and consumables		(906,294)	(509,511)	-	-
Employment costs		(741,974)	(416,240)	(14,872)	(10,355)
Depreciation and amortisation	3	(27,148)	(18,549)	(574)	(221)
Subcontractor costs		(295,473)	(183,955)	-	-
Finance costs	4	(20,918)	(10,380)	(17,138)	(8,087)
Communication costs		(9,885)	(5,748)	(136)	(172)
Insurance costs		(9,703)	(6,043)	(6,627)	(5,714)
Motor vehicles expenses		(15,125)	(12,158)	(14)	(22)
Travel costs		(15,875)	(10,976)	(879)	(671)
Other expenses		(95,348)	(32,515)	(21,506)	(6,813)
Share of net profits of joint ventures accounted for using the equity method	33	7,367	5,495	-	-
Profit before income tax expense		105,835	57,335	54,877	37,380
Income tax expense	5	(27,092)	(9,846)	855	239
Profit for the year		78,743	47,489	55,732	37,619
Attributable to:					
Equity holders of the parent		78,697	47,489	55,732	37,619
Minority interest	20	46	-	-	-
Profit for the year		78,743	47,489	55,732	37,619
Basic earnings per share (cents per share)	30	63.7 cps	45.8 cps		
Diluted earnings per share (cents per share)	30	62.2 cps	44.9 cps		

The accompanying Notes form an integral part of the Income Statements.

Statements of Recognised Income and Expense
for the Year Ended 30 June 2006

	Note	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Cash flow hedges:					
Gains/(losses) taken to equity	20	(8,653)	–	–	–
Transferred to the initial carrying amount of the hedged items	20	5,387	–	–	–
Exchange differences on translation of foreign operations	20	(2,426)	(457)	–	–
Net income recognised directly in equity		(5,692)	(457)	–	–
Profit for the period		78,743	47,489	55,732	37,619
Total recognised income and expense for the period	20	73,051	47,032	55,732	37,619
Attributable to:					
Equity holders of the parent		73,005	47,032	55,732	37,619
Minority interest		46	–	–	–
Total recognised income and expense for the period	20	73,051	47,032	55,732	37,619
Effects of change in accounting policy – financial instruments					
Equity holders of the parent		2,990	–	–	–
Minority interest		–	–	–	–
	36	2,990	–	–	–

The accompanying Notes form an integral part of the Statements of Recognised Income and Expense.

Balance Sheets as at 30 June 2006

	Note	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Current Assets					
Cash and cash equivalents	6	95,782	49,913	2,583	2
Trade and other receivables	7	300,125	245,436	92,601	41,094
Inventories	8	225,530	98,075	–	–
Income tax receivable	9	1,020	441	–	599
Other financial assets	12	1,667	1,530	–	–
Other	10	76,255	35,417	1,865	870
Total Current Assets		700,379	430,812	97,049	42,565
Non-current Assets					
Trade and other receivables	7	–	–	514,271	128,388
Investments accounted for using the equity method	11	1,838	4,883	–	–
Other financial assets	12	290	–	144,925	140,882
Property, plant and equipment	13	136,209	99,325	1,577	341
Intangible assets	14	486,137	137,979	115	65
Deferred tax assets	15	29,761	3,524	6,509	2,869
Other	10	1,878	7,879	1,526	7,239
Total Non-current Assets		656,113	253,590	668,923	279,784
Total Assets		1,356,492	684,402	765,972	322,349
Current Liabilities					
Trade and other payables	16	371,837	268,247	6,321	7,504
Interest bearing loans and borrowings	17	5,110	7,889	–	13,811
Other financial liabilities	18	2,801	–	–	–
Income tax payable	9	29,468	3,030	27,269	–
Provisions	19	130,985	58,028	15,442	6,911
Total Current Liabilities		540,201	337,194	49,032	28,226
Non-current Liabilities					
Trade and other payables	16	–	–	114	–
Interest bearing loans and borrowings	17	255,780	9,467	247,000	–
Other financial liabilities	18	465	–	–	–
Deferred tax liabilities	15	149	788	–	–
Provisions	19	39,133	8,032	2,775	1,596
Total Non-current Liabilities		295,527	18,287	249,889	1,596
Total Liabilities		835,728	355,481	298,921	29,822
Net Assets		520,764	328,921	467,051	292,527
Equity					
Issued capital	20	423,387	261,200	423,387	261,200
Reserves	20	(267)	2,575	5,997	3,147
Retained earnings	20	97,598	65,146	37,667	28,180
Total equity attributable to equity holders of the parent		520,718	328,921	467,051	292,527
Minority interest	20	46	–	–	–
Total Equity	20	520,764	328,921	467,051	292,527

The accompanying Notes form an integral part of the Balance Sheets.

Statements of Cash Flows for the Year Ended 30 June 2006

	Note	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Cash flows from operating activities					
Cash receipts from customers		2,448,346	1,300,370	32,567	20,747
Cash payments to suppliers and employees		(2,305,455)	(1,165,800)	(41,903)	(21,294)
Interest received		3,507	1,956	27,631	10,458
Interest and other costs of finance paid		(22,922)	(10,135)	(19,152)	(8,086)
Distributions from joint venture entities		10,311	3,428	–	–
Dividends received		111	–	60,000	40,000
GST paid		(63,765)	(58,992)	(851)	(1,158)
Income taxes paid		(10,166)	(11,229)	678	(170)
Other		41	–	–	–
Net cash from operating activities	21(b)	60,008	59,598	58,970	40,497
Cash flows from investing activities					
Payments for plant and equipment	13	(23,760)	(18,458)	(1,778)	(295)
Proceeds from sale of plant and equipment		577	869	–	1
Payment for software	14	(2,302)	(725)	(82)	–
Project establishment costs	14	(16,366)	(4,239)	–	–
Payment for controlled entities (net of cash acquired)	22	(299,720)	(39,321)	(4,133)	(50,020)
Payments for investments		(1,928)	(4,714)	–	(4,623)
Other		131	778	–	–
Net cash from investing activities		(343,368)	(65,810)	(5,993)	(54,937)
Cash flows from financing activities					
Net proceeds from issue of shares and conversion of options	20	162,187	127,921	162,187	127,921
Proceeds from borrowings		247,000	50,000	247,000	50,000
Repayment of borrowings		(27,873)	(112,731)	(399,527)	(151,433)
Payment of finance lease liabilities		(6,232)	(4,361)	–	–
Dividends paid	20	(46,245)	(27,041)	(46,245)	(27,041)
Net cash from financing activities		328,837	33,788	(36,585)	(553)
Net increase in cash and cash equivalents		45,477	27,576	16,392	(14,993)
Cash and cash equivalents at the beginning of the financial period		49,913	21,915	(13,809)	1,184
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		392	422	–	–
Cash and cash equivalents at the end of the financial period	21(a)	95,782	49,913	2,583	(13,809)

The accompanying Notes form an integral part of the Statements of Cash Flows.

Notes to the Financial Statements for the Year Ended 30 June 2006

Contents | **Page**

Note 1: Significant accounting policies

United Group Limited (the 'Company') is a company domiciled in Australia. The consolidated financial report of the Company for the year ended 30 June 2006 comprises the Company and its subsidiaries (together referred to as the 'consolidated entity') and the consolidated entity's interest in jointly controlled entities.

The financial report was authorised for issue by the directors on 11 August 2006.

(i) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASBs) adopted by the Australian Accounting Standards Board (AASB) and the *Corporations Act 2001*. International Financial Report Standards (IFRSs) form the basis of Australian Accounting Standards adopted by the AASB, and for the purpose of this report are called Australian equivalents to IFRS (AIFRS) to distinguish them from previous Australian GAAP.

This is the consolidated entity's first AIFRS annual financial report and AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied.

An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in Note 34. This note includes reconciliations of equity and profit for comparative periods reported under previous Australian GAAP to those reported for those periods under AIFRS.

(ii) Basis of preparation

The financial report is presented in Australian dollars. The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 2998 (updated CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that class order, amounts in the financial report and directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Certain standards and amendments available for early adoption have not been applied by the consolidated entity in these financial statements. The impact is minor as they largely relate to disclosure. The more significant of these are:

- AASB 7 *Financial Instruments: Disclosure* (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007;
- AASB 2005-9 *Amendments to Australian Accounting Standards* (September 2005) requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006.
- AASB 2005-10 *Amendments to Australian Accounting Standards* (September 2005) makes consequential amendments to AASB 132 *Financial Instruments: Disclosures and Presentation*, AASB 101 *Presentation of Financial Statements*, AASB 114 *Segment Reporting*, AASB 117 *Leases*, AASB 133 *Earnings per Share*, AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 4 *Insurance Contracts*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The consolidated entity plans to adopt AASB 7 and AASB 2005-10 in the 2008 financial year. The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard and amendment are concerned only with disclosures.

The initial application of AASB 2005-9 could have an impact on the financial results of the Company and the consolidated entity as the amendment could result in liabilities being recognised for financial guarantee contracts that have been provided by the Company and consolidated entity. However the quantification of the impact is not known or cannot be reasonably estimated in the current financial year as an exercise to quantify the financial impact has not been undertaken by the Company and the consolidated entity to date.

This financial report has been prepared in accordance with the historical cost convention and except for derivative financial instruments, which are stated at fair value, does not take into account changing money values or fair values of assets.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Except for the change in accounting policy relating to classification and measurement of financial instruments (refer Note 36), the accounting policies set out below have been applied consistently to all periods presented in these financial statements. They have also been applied in preparing an opening AIFRS balance sheet at 1 July 2004 for the purposes of the transition to Australian Accounting Standards – AIFRS, as required by AASB 1. The impact of the transition from previous GAAP to AIFRS is explained in Note 34. Where relevant, the accounting policies applied to the comparative period have been disclosed if they differ from the current reporting period. The accounting policies used have been consistently applied by each entity in the consolidated entity.

(iii) Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial report from the date that control commences until the date that control ceases.

Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

Jointly controlled entities

Joint ventures are those entities over whose activities the consolidated entity has joint control, established by contractual agreement.

In the consolidated financial statements, investments in joint controlled entities, including partnerships, are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and the recoverable amount. The consolidated entity's share of the jointly controlled entity's net profit or loss is recognised in the consolidated income statement from the date joint control commences until the date it ceases.

Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

(iv) Income tax

Income tax on the income statement for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax provision is the expected tax payable on the taxable income for the year, using tax rates substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates substantively enacted at balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation

The Company and its wholly owned Australian resident entities have formed a tax consolidated group with effect from 1 July 2002 and are taxed as a single entity from that date. The head entity within the tax consolidated group is United Group Limited.

Current tax expense, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax consolidated group are recognised in the separate financial statements of the members of the tax consolidated group using the group allocation approach.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax consolidated group and are recognised as amounts payable (receivable) to (from) other entities in the tax consolidated group in conjunction with any tax funding arrangement amounts.

The Company recognises deferred tax assets arising from unused tax losses of the tax consolidated group to the extent that it is probable that future taxable profits of the tax consolidated group will be available against which the asset can be utilised.

Nature of tax funding agreements and tax sharing agreements

The head entity, in conjunction with other members of the tax consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable (payable) equal in amount to the tax liability (asset) assumed. The inter-entity receivables (payables) are at call.

Contributions to fund the current tax liabilities are payable in accordance with the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity in conjunction with other members of the tax consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(v) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost is assigned on a standard cost basis with the exception of contract specific requirements to use an average cost basis.

Construction work in progress

Construction work in progress is stated at the aggregate of contract costs incurred to date plus recognised profits less recognised losses and progress billings. If there are contracts where billings exceed the aggregate costs incurred including profit margins, the net amounts are presented under trade and other payables.

Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer under the terms and conditions of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's construction activities based on normal operating capacity.

(vi) Intangibles

Business combinations prior to 1 July 2004

In accordance with AASB 1, the classification and accounting treatment of business combinations that occurred prior to 1 July 2004 have not been restated in preparing the opening AIFRS balance sheet.

Business combinations since 1 July 2004

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Following initial recognition, goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is no longer amortised but is tested annually for impairment (see accounting policy (x)), or more frequently if indicators of impairment exist.

Software

Software acquired by the consolidated entity is stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (x)). Internally developed software is capitalised once the project is assessed to be feasible. Costs incurred in determining project feasibility are expensed as incurred. The costs capitalised include consulting, licensing and direct labour costs.

Tender and project establishment costs

Expenditure incurred in tendering and establishing facilities to provide construction or maintenance or other services under specific contracts are capitalised and amortised over the initial term of the contract.

Other intangible assets

Other intangible assets that are acquired by the consolidated entity are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (x)).

Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with indefinite useful lives are systematically tested for impairment at each annual balance sheet date. Software and other intangible assets are amortised from the date that they are available for use. The estimated useful lives in the current and comparative periods are as follows:

	Life
Software	1-5 years
Tender and project establishment costs	Initial contract term
Other intangible assets	5 years

(vii) Revenue recognition

Goods sold and services rendered

Revenue from sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at balance sheet date. The stage of completion is assessed by reference to work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due or if the costs incurred or to be incurred cannot be measured reliably.

Construction contracts

Contract revenue and expenses are generally recognised on an individual contract basis using percentage of completion method when the stage of contract completion can be reliably determined, costs to date can be clearly identified, and total contract revenue and costs to complete can be reliably estimated. Two or more contracts are treated as a single contract where the contracts are negotiated as a single package, are closely interrelated and are performed concurrently or in a continuous sequence.

Profit recognition for lump sum fixed price contracts does not commence until cost to completion can be reliably measured. This is generally between 15% and 30% complete.

Stage of contract completion is generally measured by reference to physical completion. An assessment of total labour hours and other costs incurred to date as a percentage of estimated total costs for each contract is used if it is an appropriate proxy for physical completion. Task-lists, milestones, etc are also used to calculate or confirm the percentage of completion if appropriate.

Where the outcome of a contract cannot be reliably estimated, contract costs are expensed as incurred. Where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred. An expected loss is recognised immediately as an expense.

Interest revenue

Interest revenue is recognised as it accrues, using the effective interest method.

Dividends

Revenue from distributions from controlled entities is recognised by the parent entity when they are declared by the controlled entities.

Revenue from dividends from investment in jointly controlled entities and other investments is recognised when dividends are receivable.

(viii) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less.

Bank overdrafts that are repayable on demand and form an integral part of the consolidated entity's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(ix) Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of self constructed assets includes the cost of materials, direct labour and an appropriate portion of production overheads. The cost of self constructed and acquired assets includes (i) the initial estimate at the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets

Leases in terms of which the consolidated entity assumes substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are stated at an amount equal to the lower of fair value and the present value of minimum lease payment at inception of the lease, less accumulated depreciation (see below) and impairment losses (see accounting policy (x)).

Sale of non-current assets

The net gain or loss on disposal is included in the income statement at the date control of the asset passes to the buyer, usually when an unconditional contract for sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal (including incidental costs).

Subsequent costs

The consolidated entity recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

Depreciation

The depreciable amount of all fixed assets including building and capitalised leased assets, but excluding freehold land, is depreciated over their useful lives on a straight-line basis commencing from the time the asset is ready for use.

	Life
Buildings	20 years
Plant and equipment	3-20 years or the term of the lease

The residual value, the useful life and the depreciation method applied to an asset are reassessed at least annually.

(x) Impairment

The carrying amounts of the consolidated entity's assets, other than cash and cash equivalents, inventories, construction contract assets, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Reversal of impairment

Impairment losses, other than in respect of goodwill, are reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine recoverable amount. An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of a held to maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is considered to be impaired and is written down to its recoverable amount. Where net cash inflows are not largely independent, recoverable amount is determined for the cash generating unit to which the asset belongs. The decrement in the carrying amount is recognised as an expense in the reporting period in which the impairment loss occurs.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment.

(xi) Trade and other receivables

Trade receivables and other receivables are stated at cost less impairment losses (refer accounting policy (x)).

(xii) Investments

Investments in controlled entities are carried at cost. Cost includes the purchase price of the entity as well as directly attributable costs associated with the acquisition. Directly attributable costs are capitalised only once there is written agreement to acquire the entity.

(xiii) Trade and other payables

Liabilities are recognised for amounts to be paid in the future for goods or services received. Trade accounts payable are normally settled within 60 days.

(xiv) Interest bearing loans and borrowings

Current period policy

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowing on an effective interest basis.

Comparative period policy

Bank loans are recognised at their principal amount, subject to set-off arrangements. Interest expense is accrued at the contracted rate and included in payables.

(xv) Foreign currencies

Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined. Foreign exchange differences arising on translation are recognised in the income statement.

Foreign operations

The assets and liabilities including goodwill and fair value adjustments arising on consolidation of foreign operations are translated into Australian currency at rates of exchange current at balance date, while revenues and expenses are translated at approximately the foreign exchange rates ruling at the date of the transaction. Exchange differences arising on translation are taken to the foreign currency translation reserve.

(xvi) Finance costs

Finance costs comprise interest payable on borrowings calculated using the effective interest rate method, foreign exchange gains or losses and gains or losses on hedging instruments that are recognised in the income statement (see accounting policy (xxiv)). The interest expense component of finance lease payments is recognised in the income statement using the effective interest method.

(xvii) Lease payments

Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

Finance lease payments

Minimum lease payments are apportioned between the finance charge and reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(xviii) Employee benefits

Provision has been made in the financial statements for benefits accruing to employees in relation to annual leave, long service leave, workers' compensation and vested sick leave. No provision is made for non-vesting sick leave.

All on-costs, including payroll tax, workers' compensation premiums and fringe benefits tax are included in the determination of provisions. Vested sick leave, and the current portion of annual leave, long service leave and workers' compensation provisions are measured at the amount of the expected payment to the employee.

The portions of annual leave, long service leave and workers' compensation provisions expected to be settled later than one year, are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(xix) Share based payments

Certain employees are entitled to participate in option ownership schemes. The fair value of options granted is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the vesting period being the period during which the employees become unconditionally entitled to the options. The fair value of options granted is measured using a Monte Carlo model, taking into account the terms and conditions upon which the options were granted. The amount recognised in expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

(xx) Provisions

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Warranties

Provision is made for the estimated liability on all products still under warranty at balance date. This provision is estimated having regard to service warranty experience.

Insurance

The consolidated entity self insures for some risks, including workers' compensation, in some states. Provision is made for the consolidated entity's obligations for both incurred and incurred but not reported (IBNR) insurance claims through an actuarial assessment based on prior claims history.

Future rectification costs

The provision is the best estimate of the present value of the expenditure required to settle rectification obligations at the reporting date, based on current legal requirements and technology. Future rectification costs are reviewed annually and any changes are reflected in the present value of the rectification provision at the end of the reporting period. Refer to accounting policy (ix).

(xxi) Earnings per share

Basic earnings per share

Basic earnings per share is determined by dividing net profit after income tax attributable to ordinary shareholders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(xxii) Australian goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(xxiii) Derivative financial instruments

In the current financial year the consolidated entity adopted AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

Current period policy

The consolidated entity uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks. The consolidated entity does not speculate in foreign currency or interest rate dealings. The purposes for which specific derivative instruments are used are as follows:

- *Foreign currency*

  Foreign currency forward exchange contracts are purchased to hedge project specific transactions. These are used to hedge the function currency dollar value of contractual risks and benefits and are set at the beginning of each relevant project.
- *Interest rates*

  The consolidated entity may raise term debt at both fixed and floating rates. The interest rate on a portion of the long term debt may be fixed by way of an interest rate swap arrangement.

Derivative financial instruments are stated at fair value. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swaps is determined by reference to market values for similar instruments.

Comparative period policy

The consolidated entity is exposed to changes in interest rates and foreign exchange rates from its activities. The consolidated entity uses interest rate swaps and forward foreign exchange contracts to hedge these risks. Derivative financial instruments are not held for speculative purposes.

The quantitative effect of the change in accounting policy is set out in Note 36.

(xxiv) Hedging

On entering into a hedging relationship, the consolidated entity formally designates and documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk.

Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

Cash flow hedges

The consolidated entity classifies the derivatives as cash flow hedges as they hedge exposure to variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or liability, then the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For other cash flow hedges, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

Comparative period policy

Hedging is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Gains or losses arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred up to the date of the purchase or sale and included in the measurement of the purchase or sale. In the case of hedges of monetary items, exchange gains or losses are brought to account in the financial year in which the exchange rates change. Gains or costs arising at the time of entering into such hedging transactions are brought to account in the income statement over the lives of the hedges.

The quantitative effect of the change in accounting policy is set out in Note 36.

(xxv) Share capital

Dividends are recognised as a liability in the period on which they are declared.

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(xxvi) Accounting estimates and judgements

Capitalisation of tender costs

In accordance with accounting policy note (vi), expenditure incurred in relation to a tender is capitalised and amortised over the initial term of the contract, where the costs can be separately identified and measured reliably and it is probable that the contract will be obtained. Judgement is exercised in determining whether it is probable that the contract will be obtained. An error in judgement would result in tender costs being recognised in the income statement in the following year.

Impairment of goodwill and intangibles with indefinite useful lives

The consolidated entity assesses whether goodwill and intangibles with indefinite useful lives are impaired at least annually in accordance with the accounting policy in note (x). These calculations involve an estimation of the recoverable amount of the cash generating units to which the goodwill and intangibles with indefinite useful lives are allocated.

Insurance provisions

Actuarial assumptions are utilised in the determination of provisions for incurred but not reported (IBNR) insurance claims as referred to in accounting policy note (xx).

Note 2: Statement of operations by segments

Business Segments – Primary reporting

United Group Limited is a diversified infrastructure and industrial services group which has operations in mechanical and electrical engineering, fabrication, manufacturing, maintenance, construction and business process outsourcing including property services, to the infrastructure and resource sectors.

United Group has 11,000 employees in Australia, New Zealand, Asia and the United States and has a client base that includes local and national governments and blue chip corporations. The consolidated entity comprises the following main business segments:

United Group Infrastructure provides industrial maintenance, manufacturing and engineering services to sectors as diverse as water, power, transport, communications and defence. The business operates throughout Australia, New Zealand and South East Asia.

United Group Rail is a provider of design, manufacturing, engineering, maintenance and spare parts solutions to the rail and tram sectors in Australia and New Zealand

United Group Resources provides manufacturing, project management, construction, maintenance and asset management services to clients in the resources industry in Australia: upstream and downstream oil and gas, petrochemicals, chemicals and minerals industry.

United Group Services is an outsourcing company with operations in Australia, New Zealand and Asia. Service delivery solutions include corporate real estate, facilities management, finance and accounting, human resource management, procurement and learning.

Note 2: Statement of operations by segments continued

Business Segments – Primary reporting

2006 $000	Infrastructure	Rail	Resources	Services	Unallocated	Elim	Consolidated
Segment revenue:							
– External sales	535,517	959,526	471,951	265,389			2,232,383
– Intersegment	1,670	898	7,647	4,392		(14,607)	–
– Other revenue	5				42		47
Total revenue	537,192	960,424	479,598	269,781	42	(14,607)	2,232,430
Segment result (before financing costs and tax)	29,279	50,251	30,515	23,771	(18,211)		115,605
Share of joint ventures net profit	7,328			39			7,367
Net financing costs							(17,137)
Profit before tax							105,835
Income tax expense							(27,092)
Net profit after tax							78,743
Segment assets	225,566	788,667	102,412	126,645	111,364		1,354,654
Investment in joint ventures	1,376			462			1,838
Total segment assets	226,942	788,667	102,412	127,107	111,364		1,356,492
Total segment liabilities	(204,410)	(316,414)	(49,396)	(95,238)	(170,270)		(835,728)
Acquisition of segment assets	190,473	173,873	21,063	7,145	1,860		394,414
Depreciation and amortisation	(8,657)	(6,751)	(2,313)	(8,853)	(574)		(27,148)
Other non-cash items	2,555	621	(3,000)	(3,240)	2,839		(225)

2005 $000	Infrastructure	Rail	Resources	Services	Unallocated	Elim	Consolidated
Segment revenue:							
– External sales	231,080	534,898	315,216	173,711			1,254,905
– Intersegment				3,206		(3,206)	–
– Other revenue	452	493			4		949
Total revenue	231,532	535,391	315,216	176,917	4	(3,206)	1,255,854
Segment result (before financing costs and tax)	9,110	33,650	14,838	18,122	(15,561)		60,159
Share of joint ventures net profit	5,472			23			5,495
Net financing costs							(8,319)
Profit before tax							57,335
Income tax expense							(9,846)
Net profit after tax							47,489
Segment assets	149,840	256,002	95,846	90,877	86,954		679,519
Investment in joint ventures	4,279			604			4,883
Total segment assets	154,119	256,002	95,846	91,481	86,954		684,402
Total segment liabilities	(81,282)	(110,138)	(85,839)	(64,313)	(13,909)		(355,481)
Acquisition of segment assets	4,360	6,626	5,376	14,713	295		31,370
Depreciation and amortisation	(1,313)	(7,631)	(4,724)	(5,237)	356		(18,549)
Other non-cash items	700	(12)	–	63	2,142		2,893

Note 2: Statement of operations by segments continued

Geographical Segments – Secondary reporting

	Segment revenues from sales to external customers 2006 $000	2005 $000	Segment assets 2006 $000	2005 $000	Acquisitions of property, plant and equipment, intangibles and other non-current assets 2006 $000	2005 $000
Australia	1,982,820	1,159,494	1,160,491	533,700	389,342	19,746
Pacific	131,935	62,942	70,878	28,815	2,341	1,552
Asia	117,675	33,418	125,123	121,887	2,731	10,072
	2,232,430	1,255,854	1,356,492	684,402	394,414	31,370

(i) Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an 'arm's length' basis and are eliminated on consolidation.

(ii) The acquisition of segment assets includes the assets of controlled entities acquired.

(iii) The Pacific geographical segment includes New Zealand whilst the Asian geographical segment includes Hong Kong, Singapore, Malaysia and Thailand.

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Note 3: Depreciation and amortisation				
Depreciation	20,926	13,270	542	212
Amortisation of software	4,204	2,608	32	9
Amortisation of project establishment costs	2,018	2,671	–	–
	27,148	18,549	574	221
Note 4: Finance costs				
Interest expense	18,168	8,169	16,019	7,191
Other borrowing costs	2,750	2,211	1,119	896
	20,918	10,380	17,138	8,087
Note 5: Income tax expense				
Recognised in the income statement				
Current tax expense				
Current year	41,911	19,449	2,273	(29)
Adjustments for prior years	(3,683)	(1,704)	(114)	–
	38,228	17,745	2,159	(29)
Deferred tax expense				
Origination and reversal of temporary differences	(11,136)	(7,899)	(3,014)	(210)
	(11,136)	(7,899)	(3,014)	(210)
Total income tax expense in income statement	27,092	9,846	(855)	(239)
Deferred tax recognised directly in equity				
Relating to equity securities	(316)	(488)	(316)	(488)
	(316)	(488)	(316)	(488)

Note 5: Income tax expense continued

The prima facie income tax expense on pre-tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Profit from operations before income tax	105,835	57,335	54,877	37,380
Prima facie tax thereon at 30%	31,751	17,201	16,463	11,214
Adjusted for:				
– Equity settled share-based payments	855	486	855	486
– Inter company dividend income	–	–	(18,000)	(12,000)
– Research and development expenses	(1,471)	(6,036)	–	–
– Other non-deductible/(assessable) expenses	213	251	(59)	61
– Overseas tax rate differential	(573)	(352)	–	–
Under/(over) provision in prior years	(3,683)	(1,704)	(114)	–
Income tax expense/(benefit) attributable to profit from ordinary activities	27,092	9,846	(855)	(239)

Note 6: Cash and cash equivalents

Bank balances	85,747	40,001	2,581	–
Call deposits	9,735	9,661	–	–
Petty cash	300	251	2	2
	95,782	49,913	2,583	2

Note 7: Trade and other receivables

Current				
Trade and other debtors	299,305	243,164	136	329
Amounts receivable from wholly owned entities	–	–	92,465	40,765
Retentions withheld on contracts in progress	820	2,272	–	–
	300,125	245,436	92,601	41,094
Non-current				
Amounts receivable from wholly owned entities	–	–	514,271	128,388
	–	–	514,271	128,388

The amounts receivable from wholly owned entities are unsecured and payable on demand. Interest is charged on the average balance at a rate of 6.4%. Trade and other debtors are shown net of impairment losses of $299,000 (2005: ($5,000)) recognised in the current year.

	Consolidated 2006 $000	2005 $000	Parent Entity 2006 $000	2005 $000
Note 8: Inventories				
Current				
Raw materials and stores at net realisable value	72,442	28,761	–	–
Construction work in progress (refer below)	153,088	69,314	–	–
	225,530	98,075	–	–
Aggregate of costs and profits recognised on contracts in progress	1,818,283	862,035	–	–
Progress billings and advances received on contracts in progress	(1,742,707)	(866,709)	–	–
Net construction work in progress	75,576	(4,674)	–	–
Net construction work in progress comprises:				
Amounts due from customers – work in progress	153,088	69,314	–	–
Amounts due to customers – included in amounts payable on construction contracts and billings in advance	(77,512)	(73,988)	–	–
	75,576	(4,674)	–	–

Note 9: Current tax assets and liabilities

The current tax asset for the consolidated entity of $1,020,000 (2005: $441,000) and for the parent entity of $nil (2005: $599,000) represents the amount of income tax recoverable in respect of current and prior financial periods that arise from the payment of tax in excess of amounts due to the relevant tax authority. The current tax liability of the entity of $29,468,000 (2005: $3,030,000) and for the parent entity of $27,269,000 (2005: $nil) represents the amount of income tax payable in respect of current and prior financial periods. In accordance with tax consolidation legislation, the parent entity as head entity of the tax consolidated group has assumed the current tax liability (asset) initially recognised by the members in the tax consolidated group.

	Note	Consolidated 2006 $000	2005 $000	Parent Entity 2006 $000	2005 $000
Note 10: Other assets					
Current					
Prepayments and other		76,255	35,417	1,865	870
		76,255	35,417	1,865	870
Non-current					
Other		1,789	1,619	1,437	979
Costs incurred in relation to acquisitions yet to be completed		89	6,260	89	6,260
		1,878	7,879	1,526	7,239
Note 11: Investments accounted for using the equity method					
Joint venture entities	33	1,838	4,883	–	–

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Note 12: Other financial assets				
Current				
Other financial instruments	1,667	1,530	–	–
	1,667	1,530	–	–
Non-current				
Shares in controlled entities at cost	–	–	144,925	140,882
Shares in unlisted entities at fair value	290	–	–	–
	290	–	144,925	140,882
Note 13: Property, plant and equipment				
Property, plant and equipment at cost:				
Freehold land				
Cost:				
Opening balance	9,187	7,652	–	–
Additions	2	1,535	–	–
Acquisition through subsidiary acquired	8,140	–	–	–
Disposals	–	–	–	–
Closing balance/net book value	17,329	9,187	–	–
Buildings				
Cost:				
Opening balance	50,846	49,153	–	–
Additions	408	1,709	–	–
Acquisition through subsidiary acquired	11,784	–	–	–
Foreign exchange movement	25	2	–	–
Disposals	–	(18)	–	–
Closing balance	63,063	50,846	–	–
Accumulated depreciation:				
Opening balance	(10,257)	(8,787)	–	–
Depreciation for the year	(1,819)	(1,482)	–	–
Foreign exchange movement	4	–	–	–
Disposals	–	12	–	–
Closing balance	(12,072)	(10,257)	–	–
Net book value	50,991	40,589	–	–

Note 13: Property, plant and equipment continued

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Plant and equipment				
Cost:				
Opening balance	118,779	101,598	837	568
Additions	23,350	15,214	1,778	295
Acquisition through subsidiaries acquired	13,367	8,902	–	–
Transfer from software	82	–	–	–
Foreign exchange movement	(526)	(1,969)	–	–
Disposals	(5,185)	(4,966)	–	(26)
Closing balance	149,867	118,779	2,615	837
Accumulated depreciation:				
Opening balance	(79,577)	(70,475)	(496)	(305)
Depreciation for the year	(14,033)	(8,281)	(542)	(212)
Acquisition through subsidiaries acquired	(3,636)	(6,465)	–	–
Foreign exchange movement	308	1,238	–	–
Disposals	4,842	4,406	–	21
Closing balance	(92,096)	(79,577)	(1,033)	(496)
Net book value	57,771	39,202	1,577	341
Plant and equipment under lease				
Cost:				
Opening balance	18,882	15,183	–	–
Additions	4,122	3,285	–	–
Transfer to plant and equipment at cost	–	–	–	–
Foreign exchange movement	(3)	481	–	–
Disposals	(2,629)	(67)	–	–
Closing balance	20,372	18,882	–	–
Accumulated amortisation:				
Opening balance	(8,535)	(4,396)	–	–
Amortisation for the year	(5,074)	(4,112)	–	–
Foreign exchange movement	850	(86)	–	–
Disposals	2,505	59	–	–
Closing balance	(10,254)	(8,535)	–	–
Net book value	10,118	10,347	–	–
Total property, plant and equipment at cost	250,631	197,694	2,615	837
Total property, plant and equipment accumulated depreciation and amortisation	(114,422)	(98,369)	(1,038)	(496)
Total property, plant and equipment net	136,209	99,325	1,577	341

Freehold land and buildings are carried at cost.

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Note 14: Intangible assets				
Goodwill				
Cost:				
Opening balance	146,190	146,190	–	–
Acquisition through business combinations	330,650	–	–	–
Closing balance	476,840	146,190	–	–
Accumulated amortisation:				
Opening balance	(18,849)	(18,849)	–	–
Closing balance	(18,849)	(18,849)	–	–
Net book value	457,991	127,341	–	–
Project establishment costs				
Cost:				
Opening balance	7,282	3,062	–	–
Project costs capitalised	16,366	4,239	–	–
Foreign exchange movement	–	(19)	–	–
Closing balance	23,648	7,282	–	–
Accumulated amortisation:				
Opening balance	(3,900)	(1,175)	–	–
Amortisation for the year	(2,018)	(2,671)	–	–
Foreign exchange movement	–	(54)	–	–
Closing balance	(5,918)	(3,900)	–	–
Net book value	17,730	3,382	–	–
Software				
Cost:				
Opening balance	17,069	16,344	81	81
Additions	2,302	725	82	–
Acquisition through subsidiaries acquired	289	–	–	–
Transfer to plant and equipment at cost	(82)	–	–	–
Foreign exchange movement	170	–	–	–
Disposals	(23)	–	–	–
Closing balance	19,725	17,069	163	81
Accumulated amortisation:				
Opening balance	(9,876)	(7,268)	(16)	(7)
Amortisation for the year	(4,204)	(2,608)	(32)	(9)
Foreign exchange movement	21	–	–	–
Disposals	23	–	–	–
Closing balance	(14,036)	(9,876)	(48)	(16)
Net book value	5,689	7,193	115	65

Note 14: Intangible assets continued

	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$000	$000	$000	$000
Other				
Cost:				
Opening balance	91	91	–	–
Acquisition through business combinations	4,700	–		
Foreign exchange movement	(9)	–	–	–
Closing balance	4,782	91	–	–
Accumulated amortisation:				
Opening balance	(28)	(28)	–	–
Amortisation for the year	(27)	–	–	–
Closing balance	(55)	(28)	–	–
Net book value	4,727	63	–	–
Total intangibles at cost	524,995	170,632	163	81
Total intangibles accumulated depreciation and amortisation	(38,858)	(32,653)	(48)	(16)
Total intangibles net	486,137	137,979	115	65

Impairment tests for cash generating units containing goodwill

The following cash generating units have significant carrying amounts of goodwill.

	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$000	$000	$000	$000
Infrastructure	10,719	10,719	–	–
Rail	16,244	15,286	–	–
Resources	21,587	7,653	–	–
Services	100,106	93,683	–	–
Unallocated	309,335	–	–	–
Total goodwill	457,991	127,341	–	–

The allocation of goodwill in relation to the acquisition of ALSTOM ANZ will be completed within 12 months of acquisition. At 30 June 2006 this goodwill has been tested for impairment across the Infrastructure and Rail units.

The recoverable amount of the cash generating unit is based on value in use calculations. The calculations use cash flow projections based on the following year's budget and plan, extended over a period of five years. Cash flows into perpetuity are extrapolated using a growth factor relevant to the sector and business plan. A pre-tax discount rate is applied adjusted for the risk of the industry in which each unit operates.

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Note 15: Deferred tax assets and liabilities				
Deferred tax assets				
Temporary differences	29,761	3,524	6,509	2,869
	29,761	3,524	6,509	2,869
Deferred tax liabilities				
Temporary differences	149	788	–	–
	149	788	–	–
Unrecognised deferred tax balances				
Deferred tax assets				
Tax losses – revenue	419	500	–	–
Tax losses – capital	3,874	3,874	3,874	3,874
Foreign tax credits	1,280	1,922	1,280	1,922
	5,573	6,296	5,154	5,796
The potential future income tax benefit arising from tax losses of controlled entities has not been recognised as an asset because recovery of the tax losses is not regarded as virtually certain	4,000	4,024	3,874	3,874

The potential future income tax benefit will only be obtained if:

- the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised;
- the relevant company continues to comply with the conditions for deductibility imposed by the law; and
- no changes in tax legislation adversely affect the relevant company in realising the benefit.

Note 15: Deferred tax assets and liabilities continued

Movement in temporary differences

	Consolidated					Parent Entity			
$000	Balance 1 July 2005	Recognised in income	Charged to equity	Acquisitions/ disposals	Balance 30 June 2006	Balance 1 July 2005	Recognised in income	Charged to equity	Balance 30 June 2006
Gross deferred tax assets									
Provisions	4,575	2,425	–	13,395	**20,395**	2,170	2,892	–	**5,062**
Employee benefits	14,090	1,555	–	5,131	**20,776**	309	93	–	**402**
Property, plant and equipment	–	–	–	–	**–**	3	147	–	**150**
Inventories	128	170	–	218	**516**	–	–	–	**–**
Equity	488	–	316	–	**804**	488	–	316	**804**
Other	59	48	–	–	**107**	5	97	–	**102**
	19,340	4,198	316	18,744	**42,598**	2,975	3,229	316	**6,520**
Set-off of tax	(15,816)	2,979	–	–	**(12,837)**	(106)	95	–	**(11)**
Net deferred tax assets	3,524	7,177	316	18,744	**29,761**	2,869	3,324	316	**6,509**
Gross deferred tax liabilities									
Property, plant and equipment	(839)	(460)	–	–	**(1,299)**	–	–	–	**–**
Intangible assets	(875)	654	–	–	**(221)**	–	–	–	**–**
Research and development	(11,837)	9,454	–	–	**(2,383)**	–	–	–	**–**
Income recognition	(1,658)	(5,611)	–	–	**(7,269)**	(106)	95	–	**(11)**
Deferred expenditure	(1,345)	(442)	–	–	**(1,787)**	–	–	–	**–**
Other	(50)	23	–	–	**(27)**	–	–	–	**–**
	(16,604)	3,618	–	–	**(12,986)**	(106)	95	–	**(11)**
Set-off of tax	15,816	(2,979)	–	–	**12,837**	106	(95)	–	**11**
Net deferred tax liabilities	(788)	639	–	–	**(149)**	–	–	–	**–**

Note 15: Deferred tax assets and liabilities continued

	Consolidated					Parent Entity			
$000	Balance 1 July 2004	Recognised in income	Charged to equity	Acquisitions/ disposals	Balance 30 June 2005	Balance 1 July 2004	Recognised in income	Charged to equity	Balance 30 June 2005
Gross deferred tax assets									
Provisions	3,618	947	–	10	4,575	1,904	266	–	2,170
Employee benefits	11,564	2,526	–	–	14,090	289	20	–	309
Property, plant and equipment	–	–	–	–	–	4	(1)	–	3
Inventories	188	(60)	–	–	128	–	–	–	–
Equity	–	–	488	–	488	–	–	488	488
Other	134	(75)	–	–	59	7	(2)	–	5
	15,504	3,338	488	10	19,340	2,204	283	488	2,975
Set-off of tax	(15,375)	(431)	–	(10)	(15,816)	(31)	(75)	–	(106)
Net deferred tax assets	129	2,907	488	–	3,524	2,173	208	488	2,869
Gross deferred tax liabilities									
Property, plant and equipment	(83)	(964)	–	208	(839)	–	–	–	–
Intangible assets	(1,038)	163	–	–	(875)	–	–	–	–
Research and development	(7,715)	(4,122)	–	–	(11,837)	–	–	–	–
Income recognition	(9,155)	7,497	–	–	(1,658)	(31)	(75)	–	(106)
Deferred expenditure	(1,487)	142	–	–	(1,345)	–	–	–	–
Other	(47)	(3)	–	–	(50)	–	–	–	–
	(19,525)	2,713	–	208	(16,604)	(31)	(75)	–	(106)
Set-off of tax	15,375	431	–	10	15,816	31	75	–	106
Net deferred tax liabilities	(4,150)	3,144	–	218	(788)	–	–	–	–

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Note 16: Trade and other payables				
Current				
Unsecured liabilities:				
– trade creditors and accruals	253,326	173,696	6,237	7,272
– amounts payable to wholly owned entities	–	–	84	232
– work in progress accruals	40,999	20,563	–	–
– billings in advance	77,512	73,988	–	–
	371,837	268,247	6,321	7,504
Non-current				
Unsecured liabilities:				
– loan from wholly owned entity	–	–	114	–
	–	–	114	–

The amounts payable to wholly owned entities are unsecured, interest free and payable on demand.

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Note 17: Interest bearing loans and borrowings				
Current				
Unsecured liabilities:				
– bank overdraft	–	–	–	13,811
– bank loan	432	3,145	–	–
– other loan	180	170	–	–
Secured liabilities:				
– lease liability	4,498	4,574	–	–
	5,110	7,889	–	13,811
Non-current				
Unsecured liabilities:				
– bank loan	249,486	2,919	247,000	–
– other loan	1,043	1,153	–	–
Secured liabilities:				
– lease liability	5,251	5,395	–	–
	255,780	9,467	247,000	–

Lease liabilities are secured by a charge over the leased assets.

2006 bank loans comprise term debt facilities which mature on 27 July 2007 ($2,918,000), 8 July 2008 ($80,000,000), 8 July 2009 ($40,000,000) and 8 July 2010 ($127,000,000). The other loan is a term debt facility which matures on 30 June 2015 ($1,223,000). Interest rates are floating with an interest rate swap in place to cover $2.9 million. The average interest rate applicable at 30 June 2006 including the effect of the interest rate swap was 6.4%.

The 2005 bank overdraft in the parent company is offset by cash at bank balances held by controlled entities who are part of the banking set-off group.

Note 17: Interest bearing loans and borrowings continued

	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$000	$000	$000	$000
Finance facilities				
a) The consolidated entity has access to the following lines of credit:				
Credit facility	474,908	222,374	465,000	208,571
Amount utilised	249,918	6,064	247,000	-
Unused credit facility	224,990	216,310	218,000	208,571
The major facilities are summarised as follows:				
Bank overdraft	18,601	13,305	15,000	10,000
Standby	20,000	70,000	20,000	70,000
Term debt	436,307	139,069	430,000	128,571
	474,908	222,374	465,000	208,571
b) Bank guarantee and/or letter of credit facility several financial institutions:				
Guarantee and/or letter of credit	486,845	286,382	450,000	250,000
Amount utilised	337,517	163,831	136	136
Unused guarantee	149,328	122,551	449,864	249,864
c) Unsecured bond facilities provided by surety entities				
Bonds in aggregate	35,000	40,657	35,000	35,000
Amount utilised	7,456	17,955	-	-
Unused bonds	27,544	22,702	35,000	35,000
Finance lease liabilities				
Payable:				
– not later than one year	5,065	4,941	-	-
– later than one year but not later than five years	5,712	5,797	-	-
– later than five years	-	-	-	-
Minimum lease payments	10,777	10,738	-	-
Less future finance charges	(1,028)	(769)	-	-
Total lease liability	9,749	9,969	-	-
Reconciled to:				
– current liabilities	4,498	4,574	-	-
– non-current liabilities	5,251	5,395	-	-
	9,749	9,969	-	-

The leases have been entered into as a means of funding the acquisition of minor items of plant and equipment and acquiring access to property and vehicles. Rental payments are generally fixed.

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Note 18: Other financial liabilities				
Current				
Foreign currency forward contracts	2,801	–	–	–
	2,801	–	–	–
Non-current				
Foreign currency forward contracts	335	–	–	–
Interest rate swaps	130	–	–	–
	465	–	–	–
Note 19: Provisions				
Current				
Employee entitlements	93,830	48,260	3,483	3,044
Warranty and contract	23,764	9,182	10,500	3,400
Other	13,391	586	1,459	467
	130,985	58,028	15,442	6,911
Warranty and contract provision movement				
Opening balance	9,182	4,462	3,400	2,000
Increase through acquisition	4,917	–	–	–
Provisions made during the year	14,854	12,781	8,100	1,400
Provisions used during the year	(1,590)	(7,397)	–	–
Provisions reversed during the year	(3,599)	(664)	(1,000)	–
Closing balance	23,764	9,182	10,500	3,400
Other provision movement				
Opening balance	586	990	467	691
Increase through acquisition	7,817	–	–	–
Provisions made during the year	5,859	510	1,453	467
Provisions used during the year	(228)	(163)	–	–
Provisions reversed during the year	(643)	(751)	(461)	(691)
Closing balance	13,391	586	1,459	467
Non-current				
Employee entitlements	15,436	3,217	–	–
Warranty and contract	11,750	1,584	–	–
IBNR insurance claims	2,660	1,560	2,660	1,560
Other	9,287	1,671	115	36
	39,133	8,032	2,775	1,596

Note 19: Provisions continued

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Warranty and contract provision movement				
Opening balance	1,584	1,584	–	–
Increase through acquisition	9,852	–	–	–
Provisions made during the year	314	–	–	–
Closing balance	11,750	1,584	–	–
IBNR insurance claims provision movement				
Opening balance	1,560	1,770	1,560	1,770
Provisions made during the year	1,100	–	1,100	–
Provisions reversed during the year	–	(210)	–	(210)
Closing balance	2,660	1,560	2,660	1,560
Other provision movement				
Opening balance	1,671	627	36	36
Increase through acquisition	7,729	–	–	–
Provisions made during the year	179	1,186	78	–
Provisions used during the year	(323)	(142)	–	–
Provisions reversed during the year	–	–	–	–
FX movements	24	–	–	–
Unwinding of discount	7	–	1	–
Closing balance	9,287	1,671	115	36

Note 20: Capital and reserves

Reconciliation of movement in capital and reserves attributable to equity holders of the parent

Consolidated 2006 $000	Translation reserve	Hedging reserve	Employee equity benefits reserve	Total reserves	Share capital	Retained earnings	Total	Minority interest	Total equity
Balance at 1 July 2005	(572)	–	3,147	2,575	261,200	65,146	328,921		328,921
Total recognised income and expense	(2,426)	(3,266)		(5,692)		78,697	73,005	46	73,051
Shares issued				–	162,187		162,187		162,187
Equity settled share-based payments			2,850	2,850			2,850		2,850
Acquired on acquisition				–			–		–
Dividends to shareholders				–		(46,245)	(46,245)		(46,245)
Balance at 30 June 2006	(2,998)	(3,266)	5,997	(267)	423,387	97,598	520,718	46	520,764

Consolidated 2005 $000	Translation reserve	Hedging reserve	Employee equity benefits reserve	Total reserves	Share capital	Retained earnings	Total	Minority interest	Total equity
Balance at 1 July 2004	(115)		1,526	1,411	129,252	48,730	179,393		179,393
Total recognised income and expense	(457)			(457)		47,489	47,032		47,032
Shares issued				–	131,948		131,948		131,948
Equity settled share-based payments			1,621	1,621			1,621		1,621
Dividends to shareholders				–		(31,073)	(31,073)		(31,073)
Balance at 30 June 2005	(572)	–	3,147	2,575	261,200	65,146	328,921	–	328,921

Note 20: Capital and reserves continued

Parent Entity 2006 $000	Employee equity benefit reserve	Total reserves	Share capital	Retained earnings	Total equity
Balance at 1 July 2005	3,147	3,147	261,200	28,180	**292,527**
Total recognised income and expense		–		55,732	**55,732**
Shares issued		–	162,187		**162,187**
Equity settled share-based payments	2,850	2,850			**2,850**
Dividends to shareholders		–		(46,245)	**(46,245)**
Balance at 30 June 2006	5,997	5,997	423,387	37,667	**467,051**

Parent Entity 2005 $000					
Balance at 1 July 2004	1,526	1,526	129,252	21,634	152,412
Total recognised income and expense		–		37,619	37,619
Shares issued		–	131,948		131,948
Equity settled share-based payments	1,621	1,621			1,621
Dividends to shareholders		–		(31,073)	(31,073)
Balance at 30 June 2005	3,147	3,147	261,200	28,180	292,527

The dividend paid to shareholders in 2005 includes $4,027,000 of dividends converted to shares under the dividend reinvestment plan. As there is no cash impact this value is not reflected in the dividends paid as shown in the Statement of Cashflows. The proceeds from the issue of shares in 2005 also includes this dividend amount.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity as well as from the translation of loans between the Company and foreign subsidiaries.

Hedge reserve

The hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions where settlement has not yet occurred.

Employee equity benefits reserve

The employee equity benefits reserve represents expense associated with equity settled compensation, under the employee share option plan.

Share capital

	Consolidated		Parent Entity	
	2006 $000	2005 $000	**2006 $000**	2005 $000
(a) Issued and paid-up capital				
133,471,928 (2005 – 118,352,394) ordinary shares	**423,387**	261,200	**423,387**	261,200

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

Note 20: Capital and reserves continued

	2006		2005	
	$000	Number of ordinary shares	$000	Number of ordinary shares
(b) Movements in contributed equity				
Opening balance	261,200	118,352,394	129,252	100,743,811
Shares issued in firm placement net of costs (refer to (i) and (ii) below)	136,613	11,493,176	121,288	14,600,000
Shares issued to Mr R Leupen under Long Term Incentive Performance Share Plan	–	–	6,059	1,300,000
Less treasury shares	–	–	(6,059)	(1,300,000)
Shares issued pursuant to employee share option plan (refer to Note 26)	3,309	975,710	6,633	2,476,668
Shares issued under Share Purchase Plan (refer to (iii) below)	22,265	2,650,648	–	–
Shares issued pursuant to dividend reinvestment plan	–	–	4,027	531,915
Closing balance	423,387	133,471,928	261,200	118,352,394

(i) On 4 August 2005, the Company issued 2,066,667 shares at $8.40 per share under a conditional placement approved by the shareholders at an Extraordinary General Meeting on 28 July 2005. As part of this placement 297,619 shares were issued to Mr Leupen. The shares were used to partially fund the acquisition of ALSTOM ANZ.

(ii) On 27 June 2006, the Company issued 9,426,509 shares at $12.80 per share under a firm placement to institutional investors. The shares were issued partially to fund the acquisition of Equis.

(iii) On 18 July 2005, the Company issued 2,650,648 shares under the Share Purchase Plan (SPP). The SPP enabled United Group shareholders to purchase up to 595 shares at $8.40 per share. The shares were issued to partially fund the acquisition of ALSTOM ANZ.

(c) Subsequent events

On 4 August 2006, the Company issued 2,459,920 shares under the SPP. The SPP enabled United Group shareholders to purchase up to 390 shares at $12.80 per share. The shares were issued partially to fund the acquisition of Equis.

As part of the equity raising in June 2006, 339,116 shares at $12.80 per share will be issued to Mr R Leupen, subject to approval by shareholders at the Annual General Meeting.

	2006 $000	2005 $000
Dividends		
Dividends recognised in the current year by the Company are:		
Final dividend of 20 cents (2005 – 10 cents) per share, fully franked paid on 23 September 2005	21,185	10,311
Special dividend of nil cents (2005 – 10 cents) per share fully franked	–	10,310
Interim dividend of 20 cents (2005 – 10 cents) per share, fully franked paid on 23 March 2006	25,060	10,452
Total dividends paid	46,245	31,073
Dividends not recognised at year end		
In addition to the above dividends, since the year end the directors have recommended the payment of a final dividend of 24 cents (2005 – 10 cents final and 10 cents special) per share fully franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 8 September 2006, out of retained profits at 30 June 2006 not recognised as a liability at year end.	32,935	21,010
Dividend franking account		
Franking credits at a 30% rate available to shareholders of United Group Limited for subsequent financial years	27,453	17,341

Note 20: Capital and reserves continued

The above amounts are based on the balance of the dividend franking account at year-end adjusted for:

(a) franking credits that will arise from the payment of the current tax liability

(b) franking debits that will arise from the payment of dividends recognised as a liability at the year-end

(c) franking credits that will arise from the receipt of dividends recognised as receivables by the tax consolidated group at the year-end

(d) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends. The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $14,115,000 (2005: $9,004,000).

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Note 21: Cashflow information				
a) Reconciliation of cash				
Cash assets	95,782	49,913	2,583	2
Bank overdraft	–	–	–	(13,811)
	95,782	49,913	2,583	(13,809)

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and deposits at call, net of overdrafts, and investments in money market instruments with less than 90 days to maturity.

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
b) Reconciliation of profit after tax to cash flow from operations				
Profit after tax	78,743	47,489	55,732	37,619
Adjustment for non-cash items:				
Amortisation of software	4,204	2,608	32	9
Amortisation of leased assets	5,074	4,198	–	–
Amortisation of project establishment costs	2,018	2,671	–	–
Depreciation	15,852	9,072	542	212
Equity settled share-based payments	2,850	1,621	2,850	1,621
Profit on sale of property, plant and equipment	(113)	(295)	–	4
Unrealised foreign exchange (gain)/loss	(3,634)	(24)	16	(16)
Other	(412)	1,170	(271)	(112)
Share of joint venture entities net profit	2,905	1,921	–	–
Costs in relation to investments	(1,821)	(1,500)	–	(1,500)
Movement in income taxes payable	25,859	1,856	2,872	(204)
Movement in deferred taxes payable	(7,980)	(6,870)	(3,640)	(696)
Changes in assets and liabilities:				
(Increase)/decrease in trade debtors	53,158	(83,076)	(6,511)	(537)
(Increase)/decrease in prepayments and other assets	(34,819)	(1,139)	(1,181)	(734)
(Increase)/decrease in inventories	(78,293)	(504)	–	–
Increase/(decrease) in trade creditors and accruals	(72,495)	68,941	(1,181)	3,801
Increase/(decrease) in provisions	68,912	11,459	9,710	1,030
Cash flows from operations	60,008	59,598	58,970	40,497

Note 22: Acquisitions of subsidiaries

ALSTOM ANZ

On 16 September 2005, United Group Rail Pty Limited, a wholly owned subsidiary of United Group Limited, acquired the ALSTOM transport business in Australia and New Zealand (ALSTOM ANZ) for $267,500,000 with adjustments for loan repayments reflected in the consideration below. Final consideration of $30,000,000 was paid in April 2006. In the period to 30 June 2006 the business contributed net profit of $26.8 million to the consolidated profit for the year. Pro forma profit as though the business has been acquired on 1 July 2005 has not been determined due to accounting adjustments made within the business prior to acquisition.

The acquisition comprised of the purchase of the transport operations of ALSTOM ANZ as well as shares in the following companies:

Company	% shares acquired
MainCo Melbourne Pty Limited	70%
United Group Melbourne Transport Limited (formerly ALSTOM Melbourne Transport Ltd)	100%
United Group Rail Fleet Services Limited (formerly Rail Fleet Services Ltd)	100%
United Group Rail (NZ) Limited (formerly ALSTOM Transport New Zealand Ltd)	100%

The acquisition of ALSTOM ANZ was funded through a combination of debt and equity.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $000	United recognised values	Fair value adjustments	Original carrying amounts
Cash and cash equivalents	37,445	-	37,445
Trade and other receivables	107,847	-	107,847
Inventories	48,767	-	48,767
Property, plant and equipment	29,106	4,242	24,864
Intangible assets	1,500	1,500	-
Deferred tax assets	18,827	10,122	8,705
Trade and other payables	(135,273)	-	(135,273)
Interest bearing loans and borrowings	(25,809)	-	(25,809)
Other financial liabilities	(40,812)	-	(40,812)
Provisions	(34,615)	(33,741)	(874)
Net identifiable assets and liabilities	6,983	(17,877)	24,860
Goodwill on acquisition	309,336		
Total consideration	316,319		
Add consideration receivable	7,440		
Less cash acquired	(37,445)		
Net cash outflow	286,314		

The net cash outflow above includes an amount of $6,261,000 paid in the previous period resulting in a net cash outflow this period of $280,053,000 in relation to the acquisition of ALSTOM ANZ.

The consideration above includes costs incurred by the consolidated entity in relation to the acquisition.

Goodwill has arisen on the acquisition of ALSTOM ANZ because of the capacity of the business to generate recurring revenue streams in the future through a proven track record, customer relationships, business processes and employee experience and skills. This did not meet the criteria for recognition as an intangible asset at the date of acquisition.

Goodwill is subject to change in future periods as a result of contingent consideration payable under the terms of the contract.

Note 22: Acquisitions of subsidiaries continued

Steelplan

On 1 June 2006, United Group Resources Pty Limited acquired the business of Steelplan for consideration of $10,887,313, funded through debt facilities. An additional amount of $3,000,000 in consideration is payable in one year, dependent on certain conditions. Steelplan is a technological drafting services business. In the period to 30 June 2006 the business contributed net profit of $211,028 to the consolidated net profit for the year. Pro forma profit as though the business has been acquired on 1 July 2005 has not been determined due to the short period of ownership during the reporting period.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $000	United recognised values	Provisional fair value adjustments	Original carrying amounts
Other financial assets	18	–	18
Property, plant and equipment	346	–	346
Deferred tax assets	69	–	69
Interest bearing loans and borrowings	(131)	–	(131)
Provisions	(230)	–	(230)
Net identifiable assets and liabilities	72	–	72
Goodwill on acquisition	13,934		
Total consideration	14,006		
Less consideration payable	(3,000)		
Net cash outflow	11,006		

The consideration above includes costs incurred by the consolidated entity in relation to the acquisition.

Goodwill has arisen on the acquisition of Steelplan due to the skill sets of the employees and customer relationships, resulting in enhanced future earnings potential through the ability to secure future contracts.

Peak Security

On 1 March 2006, United Group Services Pty Limited acquired the business of Peak Security & Peak Vetting for a consideration of $2,142,000. The acquisition was funded through debt facilities. The business undertakes security and vetting services, largely for the public sector. In the period to 30 June 2006 the business contributed net profit of $65,001 to the consolidated net profit for the year. Pro forma profit as though the business has been acquired on 1 July 2005 has not been determined due to the short period of ownership during the reporting period.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $000	United recognised values	Provisional fair value adjustments	Original carrying amounts
Inventories	125	–	125
Property, plant and equipment	43	–	43
Provisions	(43)	–	(43)
Net identifiable assets and liabilities	125	–	125
Goodwill on acquisition	2,233		
Consideration	2,358		
Cash acquired	–		
Net cash outflow	2,358		

Note 22: Acquisitions of subsidiaries continued

The consideration above includes costs incurred by the consolidated entity in relation to the acquisition.

Goodwill has arisen on the acquisition of Peak due to the specialist knowledge of the staff in relation to government security and vetting processes, as well as client relationships and market knowledge.

Acquisition accounting is provisional as there is a component of the final consideration relating to an earn out, based on the first and second years of profits. This contingent consideration has not been included above.

Fischer Industries

On 8 June 2006, United Group Rail Pty Limited acquired the business of Fischer Industries Pty Limited for consideration of $2,170,104, funded through debt facilities. The business designs, manufactures and supplies innovative electronic control, safety and data acquisition devices for rail rolling stock. In the period to 30 June 2006 the business contributed a nil net profit to the consolidated net profit for the year. Pro forma profit as though the business has been acquired on 1 July 2005 has not been determined due to the short period of ownership during the reporting period.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $000	United recognised values	Provisional fair value adjustments	Original carrying amounts
Trade and other receivables	270	–	270
Property, plant and equipment	500	–	500
Intangible assets	700	700	–
Other financial liabilities	(258)	–	(258)
Net identifiable assets and liabilities	1,212	700	512
Goodwill on acquisition	958		
Consideration	2,170		
Cash acquired	–		
Net cash outflow	2,170		

Goodwill arises due to the skill base of employees in developing innovative electronic control, safety and data acquisition devices for rail rolling stock.

Equis Corporation (Subsequent Event)

In July 2006 United Group acquired the US based corporate real estate services company, Equis Corporation (Equis) for $163 million (US$120 million) with a potential additional $16 million (US$12 million) payment to the vendor based on future growth projections. The acquisition was funded through a combination of debt and equity. Equis is a leading provider of Corporate Real Estate (CRE) services in the US. The acquisition furthers United Group's global expansion creating an end-to-end CRE business servicing tenants and owner occupiers in the large and growing US CRE services market.

The impact of the acquisition on the consolidated entity's assets and liability cannot yet be determined as acquisition accounting is still being completed.

Note 22: Acquisitions of subsidiaries continued

PREMAS (2005)

On 12 May 2005, United Group Limited acquired 100% of the shares of PREMAS International Limited (Singapore) for consideration of $50,019,000. The acquisition was funded using debt facilities. PREMAS is a real estate management and services business headquartered in Singapore. In the period to 30 June 2005 the business contributed net profit of $217,000 to the consolidated net profit for the year.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $000	United recognised values	Fair value adjustments	Original carrying amounts
Cash at bank	10,832	–	10,832
Property, plant and equipment	3,098	–	3,098
Inventory and work in progress	850	–	850
Trade and other receivables	21,091	–	21,091
Investments accounted for using the equity method	646	–	646
Other financial assets	2,373	–	2,373
Intangible assets	998	–	998
Other assets	16,948	–	16,948
Trade and other payables	(39,070)	–	(39,070)
Borrowings	(5,109)	–	(5,109)
Income tax payable	(2,102)	–	(2,102)
Deferred taxation liabilities	(198)	–	(198)
Net identifiable assets and liabilities	10,357	–	10,357
Goodwill on acquisition	39,662		
Consideration	50,019		
Cash acquired	(10,832)		
Net cash outflow	39,187		

The consideration above includes costs incurred by the consolidated entity in relation to the acquisition.

Goodwill has arisen on the acquisition of PREMAS as a result of customer relationships, knowledge and experience of staff and business processes, not meeting the criteria for separately identifiable intangible assets.

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Note 23: Operating leases				
Non-cancellable operating leases contracted for but not capitalised in the accounts:				
Payable:				
– not later than one year	27,270	8,738	778	288
– later than one year but not later than five years	21,220	17,835	2,290	163
– later than five years	791	3	–	–
	49,281	26,576	3,068	451

Note 23: Operating leases continued

The leases have been entered into as a means of acquiring access to minor items of plant and equipment, property and vehicles. Rental payments are generally fixed.

During the financial year ended 30 June 2006 $6,586,000 was recognised as an expense in the income statement in respect of operating leases (2005: $8,557,000).

	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$000	$000	$000	$000
Note 24: Capital and other commitments				
Capital expenditure commitments				
Capital expenditure commitments contracted for:				
Plant and equipment purchases within one year	1,243	2,657	–	–
Other commitments				
In June 2006, subject to certain conditions being met, United Group entered into an agreement to acquire Equis Corporation in the United States for US$120 milllion. The acquisition was completed in July 2006	161,442	267,500	–	–
Note 25: Contingencies				
Estimates of material amounts of contingent liabilities, not provided for in the accounts, arising from:				
(i) Under the provisions of joint venture agreements undertaken by an entity controlled by United KG (No. 1) Limited, that controlled entity is jointly and severally liable for all the liabilities incurred by the joint ventures. As at 30 June 2005 the assets of the joint ventures were sufficient to meet such liabilities. The liabilities of the joint ventures not included in the consolidated financial statements amounted to:	12,748	7,363	–	–

(ii) Bank guarantees and surety bonds are issued to third parties arising out of dealings in the normal course of business by controlled entities (see Note 17(b) and (c)).

(iii) During the normal course of business, entities within the consolidated entity incur normal contractor's and product liability in relation to contracts which may include litigation by or against the entities. Specific issues are currently being investigated to determine the likely course of action. Although the ultimate outcome cannot be reliably determined at the date of this report no material losses are expected.

(iv) As explained in Note 27(b), the parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity and all controlled entities who are party to the deed have guaranteed the repayment of all current and future creditors if any of these controlled entities are wound up. At balance date, there were no material deficiencies in the assets of the parties to the agreement which would give rise to a liability for the parent entity.

(v) As a result of the collapse of HIH Casualty and General Insurance Co Ltd (HIH) a potential liability to the consolidated entity exists with regard to claims outstanding as at 16 March 2001. It is not possible at this time to quantify the potential liability, if any, due to the nature of the claims and the uncertainty surrounding any potential recovery from HIH's reinsurance program and/or liquidation.

The consolidated entity has taken steps to limit any future liability for claims not yet reported.

Contingent assets existing at balance date are:

(i) As a result of the collapse of HIH Casualty and General Insurance Co Ltd (HIH) the parent entity has incurred and expensed costs in defence of and settlement of outstanding claims. It is not possible at this time to quantify the potential asset, if any, due to the uncertainty surrounding any potential recovery from HIH's reinsurance program and/or liquidation.

	Note	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Note 26: Employee benefits					
Provision for employee entitlements:					
– current	19	93,830	48,260	3,483	3,044
– non-current	19	15,436	3,217	–	–
Total employee entitlement liabilities		109,266	51,477	3,483	3,044

	Number 2006	Number 2005
Employee numbers		
Average number of employees entitled to receive employee entitlements during the financial year	9,136	6,732

Superannuation

Benefits provided under the superannuation funds to which the consolidated entity contributes are based on accumulated contributions and earnings for each employee. The consolidated entity has a legal obligation to contribute to the funds in accordance with the Superannuation Guarantee Charge Legislation. The amount recognised as expense was $38,541,000 for the financial year ended 30 June 2006 (2005: $20,345,000).

Employee share plans

At the 2002 Annual General Meeting shareholders approved the implementation and operation of two employee share plans. The directors determine whether the share plans will be offered to employees prior to the commencement of each financial year. Permanent employees of the Group who have completed six months continuous service are entitled to participate in either of the following employee share plans:

- Exempt Employee Share Plan:

  Employees are entitled to contribute $500 from their pre-tax salary per annum in order to acquire shares in United Group Limited. The Group matches this contribution by purchasing on-market additional shares to the value of $500.

- Deferred Employee Share Plan:

  Employees are entitled to contribute at least $2,000 from their pre-tax salary per annum in order to acquire shares in United Group Limited. The Group matches the first $2,000 of this contribution by purchasing on market additional shares to the value of $2,000.

Share-based payments

The Company issues options to employees under the terms of the Employee Share Option Plan. The options are issued subject to performance hurdles consistent with the objective of aligning the interest of employees with shareholders. Generally these options vest in three tranches commencing between one and three years after grant date and expire at least two years after the initial tranche vests.

The terms and conditions of grants made during the year ended 30 June 2006 are as follows:

Grant date	Number of options	Vesting conditions	Expiry date
29 July 2005	155,000	Period of service and achievement of performance hurdles	31 December 2009
25 August 2005	1,018,800	Period of service and achievement of performance hurdles	31 December 2008
19 September 2005	90,000	Period of service and achievement of performance hurdles	31 December 2009
4 October 2005	400,000	Period of service and achievement of performance hurdles	31 December 2011
11 January 2006	103,100	Period of service and achievement of performance hurdles	31 December 2008
14 June 2006	557,057	Period of service and achievement of performance hurdles	31 December 2011

Note 26: Employee benefits continued

The number and weighted average exercise prices of share options is as follows:

000's	Weighted average exercise price	Number of options 2006	Weighted average exercise price	Number of options 2005
Outstanding at the beginning of the period	$4.84	4,436,338	$3.27	5,966,339
Forfeited during the period	$7.98	(365,668)	$3.92	(313,333)
Exercised during the period	$3.39	(975,999)	$2.33	(2,476,668)
Granted during the period	$11.26	2,323,957	$7.15	1,260,000
Outstanding at the end of the period	$7.65	5,418,628	$4.84	4,436,338
Exercisable at the end of period		49,999		166,666

The options outstanding at 30 June 2006 have an exercise price in the range of $2.79 to $13.09 and a weighted average contractual life of 3.5 years.

During the financial year, 975,999 share options were exercised (2005: 2,476,668). The weighted average share price at the dates of exercise was $11.36.

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binominal option-pricing model.

During the year ended 30 June 2006 the consolidated entity recognised an expense of $2,850,000 (2005: $1,621,000) in relation to share-based payments.

	Fair value of share options and assumptions 2006	2005
Fair value at measurement date	$0.401 – $2.885	$0.354 – $1.901
Share price	$2.64 – $13.00	$2.60 – $7.81
Exercise price	$2.66 – $13.09	$2.81 – $7.64
Expected volatility	18.8% – 38.4%	18.8% – 38.4%
Option life	3.0 – 6.2 years	2.8 – 5.6 years
Expected dividends	4.7%	4.7%
Risk-free interest rate	4.3% – 5.6%	4.3% – 5.6%

The expected volatility is based on the historic volatility.

Share options are granted under a service condition and exercise is also dependent on the consolidated entity achieving certain performance hurdles.

Note 27: Controlled entities

(a) Controlled entities

The financial statements at 30 June 2006 include the following controlled entities. The financial years of all controlled entities are the same as that of the parent entity.

	Note	Country of incorporation and operation	Class	Owned 2006 %	Owned 2005 %
Parent entity:					
United Group Limited		Australia	Ord	–	–
Controlled entities:					
United KG Construction Pty Ltd	(b)	Australia	Ord	100	100
United Group Infrastructure Pty Ltd (formerly United KG Pty Ltd)	(b)	Australia	Ord	100	100
Inspection Testing & Certification Pty Ltd	(b)	Australia	Ord	100	100
Olympic Dam Maintenance Pty Ltd	(b)	Australia	Ord	100	100
United KG Maintenance Pty Ltd	(b)	Australia	Ord	100	100
United KG Asset Management Pty Ltd	(b)	Australia	Ord	100	100
Western Water Services Pty Ltd	(b)	Australia	Sub	100	100
United KG (No. 1) Limited	(b)	Australia	Ord	100	100
United KG (No. 2) Pty Ltd	(b)	Australia	Ord	100	100
United KG Engineering Services Pty Ltd	(b)	Australia	Ord	100	100
United Group FM Services Pty Ltd (formerly United FM Pty Ltd)	(b)	Australia	Ord	100	100
United Group Infrastructure (Services) Pty Ltd (formerly United KG Services Pty Ltd)	(b)	Australia	Ord	100	100
United Group International Pty Ltd	(b)	Australia	Ord	100	100
United Group Water Projects Pty Ltd (formerly United KG Water Projects Pty Ltd)		Australia	Ord	100	100
United Group Water Projects (Victoria) Pty Ltd (formerly United KG Water Projects (Victoria) Pty Ltd)		Australia	Ord	100	100
United Group Infrastructure (Singapore) Pte Ltd (formerly United KG (Singapore) Pte Ltd)		Singapore	Ord	100	100
United Group Infrastructure (Malaysia) Sdn Bhd (formerly United KG Water Projects (Malaysia) Sdn Bhd)		Malaysia	Ord	100	100
Arus Tenang Sdn Bhd		Malaysia	Ord	100	100
BKP Electrical Limited		Fiji	Ord	90	90
United Group Rail Pty Ltd	(b)	Australia	Ord	100	100
United Group Rail Services Limited (formerly United Goninan Limited)	(b)	Australia	Ord	100	100
United Group Resources (Services) Limited (formerly United Goninan Services Limited)	(b)	Australia	Ord	100	100
United Group Rail (North Queensland) Pty Ltd (formerly United Goninan North Queensland Pty Ltd)	(b)	Australia	Ord	100	100
United Goninan Construction Pty Ltd		Australia	Ord	100	100
Newcastle Engineering Pty Ltd		Australia	Ord	100	100
Railfleet Maintenance Services Pty Ltd		Australia	Ord	100	100
United Group (NZ) Limited (formerly United Gooder Limited)	(b)	New Zealand	Ord	100	100
United Group Infrastructure (NZ) Limited (formerly United KG (NZ) Limited)	(b)	New Zealand	Ord	100	100
Kilpatrick Green (Malaysia) Sdn Bhd		Malaysia	Ord	100	100
United Group Services Pty Ltd (formerly United KFPW Pty Ltd)	(b)	Australia	Ord	100	100
United Group Process Solutions Pty Ltd (formerly United Process Solutions Pty Ltd)	(b)	Australia	Ord	100	100
United Group Procurement Services Pty Ltd (formerly United KFPW Procurement Services Pty Ltd)	(b)	Australia	Ord	100	100

Note 27: Controlled entities continued

	Note	Country of incorporation and operation	Class	Owned 2006 %	Owned 2005 %
United Group HR Services Pty Ltd (formerly United KFPW HR Services Pty Ltd)	(b)	Australia	Ord	100	100
United Group Real Estate Services (ACT) Pty Ltd (formerly United KFPW Real Estate Services (ACT) Pty Ltd)		Australia	Ord	100	100
United Group Real Estate Services (NSW) Pty Ltd (formerly United KFPW Real Estate Services (NSW) Pty Ltd)		Australia	Ord	100	100
United Group Real Estate Services (VIC) Pty Ltd (formerly United KFPW Real Estate Services (VIC) Pty Ltd)		Australia	Ord	100	100
United Group Real Estate Services (QLD) Pty Ltd (formerly United KFPW Real Estate Services (QLD) Pty Ltd)		Australia	Ord	100	100
United Group Real Estate Services (TAS) Pty Ltd (formerly United KFPW Real Estate Services (TAS) Pty Ltd)		Australia	Ord	100	100
United Group Real Estate Services (SA) Pty Ltd (formerly United KFPW Real Estate Services (SA) Pty Ltd)		Australia	Ord	100	100
United Group Real Estate Services (WA) Pty Ltd (formerly United KFPW Real Estate Services (WA) Pty Ltd)		Australia	Ord	100	100
United Group Real Estate Services (NT) Pty Ltd (formerly United KFPW Real Estate Services (NT) Pty Ltd)		Australia	Ord	100	100
United Group Resources Pty Ltd	(b)	Australia	Ord	100	–
United Group Melbourne Transport Limited (formerly Alstom Melbourne Transport Limited)		Australia	Ord	100	–
United Group Rail Fleet Services Limited (formerly Rail Fleet Services Limited)	(b)	Australia	Ord	100	–
United Group Rail (NZ) Limited (formerly Alstom Transport New Zealand Limited)		Australia	Ord	100	–
MainCo Melbourne Pty Limited		Australia	Ord	70	–
United Group Services (Europe) Limited (formerly United KFPW (UK) Limited)		UK	Ord	100	100
United Group Europe Limited		UK			
PT. BPO Indonesia		Indonesia	Ord	100	100
BPOEA (Thailand) Co., Ltd.		Thailand	Ord	100	100
BPOEA Malaysia Sdn Bhd		Malaysia	Ord	100	100
United PREMAS Limited		Singapore	Ord	100	100
PREMAS Valuers & Property Consultants Pte Ltd		Singapore	Ord	100	100
PREMAS Technologies Pte Ltd		Singapore	Ord	100	100
PREMAS Asia Pte Ltd		Singapore	Ord	100	100
PREMAS Property Services (Shanghai) Co. Ltd.		China	Ord	100	100
Beijing PREMAS Property Services Co. Ltd.		China	Ord	100	100
PREMAS Investments Pte Ltd		Singapore	Ord	100	100
PREMAS Technologies and Services (Shanghai) Co. Ltd.		China	Ord	100	100
LandArt (Shanghai) Co. Ltd.		China	Ord	100	100
PT. PREMAS International		Indonesia	Ord	100	100
PREMAS Total Asset Services Sdn. Bhd.		Malaysia	Ord	70	70
ESMACO Pte Ltd		Singapore	Ord	100	100
ESMACO Township Management Pte Ltd		Singapore	Ord	100	100
ESMACO International Pte Ltd		Singapore	Ord	100	100
ESMACO (M) Sdn. Bhd.		Malaysia	Ord	100	100
RESMA Property Services Pte Ltd		Singapore	Ord	100	100
LandArt Pte Ltd		Singapore	Ord	100	100
RESMA Engineering Services Pte Ltd		Singapore	Ord	100	100
ESMACO Valuers & Property Agents Pte Ltd		Singapore	Ord	100	100
United Group USA Inc.		USA	Ord	100	100

Note 27: Controlled entities continued

(b) Deed of cross guarantee

These companies have entered into a deed of cross guarantee dated 11 May 2000, as updated 8 November 2001, 23 May 2003, 12 July 2005, 5 December 2005 and 12 May 2006, with the parent entity which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed on winding-up of that company. As a result of a class order issued by the Australian Securities and Investments Commission, these companies are relieved from the requirement to prepare financial statements where they are not otherwise relieved of this obligation.

During the year the following entities were added to the deed of cross guarantee:

- United Group Rail Pty Ltd (12 July 2005)
- United Group (NZ) Limited (5 December 2005)
- United Group Infrastructure (NZ) Limited (5 December 2005)
- United Group Resources Pty Ltd (12 May 2006)
- United Group Rail Fleet Services Limited (12 May 2006)

The income statement and balance sheet of the companies which are parties to the deed of cross guarantee are as follows:

	2006 $000	2005 $000
Income Statement		
Revenues	1,844,749	1,138,769
Expenses	(1,741,942)	(1,088,852)
Borrowing costs expense	(20,668)	(9,341)
Share of net profit from joint ventures	7,328	5,473
Profit before income tax	89,467	46,049
Income tax expense	(26,650)	(7,646)
Profit after income tax expense	62,817	38,403
Balance Sheet		
Current assets	–	–
Cash and cash equivalents	55,342	34,547
Trade and other receivables	245,919	202,553
Inventories	191,626	90,440
Other	17,742	14,548
Total current assets	510,629	342,088
Non-current assets		
Trade and other receivables	–	6,310
Investments – accounted for using the equity method	1,373	4,279
Other financial assets	41,120	74,448
Property, plant and equipment	121,820	79,984
Intangibles	442,001	79,351
Deferred tax assets	27,963	18,307
Other	1,187	4,767
Total non-current assets	635,464	267,446
Total assets	1,146,093	609,534

Note 27: Controlled entities continued

	2006 $000	2005 $000
Current liabilities		
Trade and other payables	284,738	209,031
Interest bearing liabilities	5,110	170
Other financial liabilities	2,801	-
Tax liabilities	28,920	799
Other provisions	112,614	56,097
Total current liabilities	434,183	266,097
Non-current liabilities		
Interest bearing liabilities	252,861	1,152
Other financial liabilities	465	-
Deferred tax liabilities	(207)	15,781
Provisions	15,725	5,649
Total non-current liabilities	268,844	22,582
Total liabilities	703,027	288,679
Net assets	443,066	320,855
Equity		
Issued capital	378,089	267,419
Reserves	2,156	(48)
Retained profits	62,821	53,484
Total equity	443,066	320,855

Note 28: Key management personnel disclosures

The consolidated entity does not consider non-executive directors to be key management personnel due to their independent role of overseeing the management of the organisation. Non-executive directors appear in this note due to their inclusion in the definition of key management personnel under the accounting standard.

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors:

- Mr TC Rowe AM (Chairman)
- Mr BG Camarri (Deputy Chairman)
- Mr RG (Sandy) Elliot
- Mr R Humphry AO
- Mr JW Ingram
- Mr R White (appointed 25 July 2006)
- Mr DJ Young

Executive director:

- Mr RA Leupen (Managing Director and CEO)

Executives:

- Mr D Irvine (Chief Financial Officer)
- Mr D Harris (Executive GM – Group Operations & Development)
- Mr T Chapman (Chief Executive United Group Infrastructure)
- Mr A Summers (Chief Executive United Group Rail) commenced 3 October 2005
- Mr J Birman (Chief Executive United Group Resources)
- Mr T Weber (Chief Executive United Group Services)

Note 28: Key management personnel disclosures continued

Short term incentives

The short term incentive arrangements for the Managing Director and CEO are discussed separately below. A short term incentive of up to 45% of base salary (dependent on seniority) is available to executives in accordance with achievement of key financial, performance and safety results.

Employees with six months or more of continuous service are eligible to participate in the Employee Share Plans, approved by shareholders at the 2002 Annual General Meeting. Further details in relation to the plans are included in Note 26 to the financial statements.

Long term incentives

Options are issued under the Employee Share Option Plan which was approved by shareholders at the 1996 Annual General Meeting. The ability to exercise the options is conditional on United Group achieving specific performance hurdles.

The long term incentive arrangements for the Managing Director are discussed separately below. The current long term incentives for senior executives are designed to align executive remuneration with shareholders interests. This long term incentive in share options has annual hurdles of Total Shareholder Return (TSR) better than ASX 200 Industrials index (XNJ) and earnings per share growth at least 12% per annum compound. With these hurdles achieved the executive options are generally exercisable annually between three and five years.

Service agreements

The Company has service agreements with each executive that defines:

- the role and appointment date;
- executive duties;
- remuneration and benefits;
- leave entitlements;
- summary dismissal for misconduct or fraud;
- use of expenses;
- notice periods of between three and 12 months;
- confidential information; and
- restraint on practices.

The Managing Director and CEO's contract extends to September 2008. No other executives have a fixed – term contract and there are no termination arrangements in place which would result in payments to executives in excess of that which would have otherwise been earned as remuneration for their employment.

Managing Director and CEO

The executive services agreement with Managing Director and CEO Richard Leupen extends to September 2008. Mr Leupen's salary is subject to review annually in September. The key provisions of Mr Leupen's remuneration package are as follows:

- Current salary of $1,121,399 per annum, subject to annual review.
- Short term cash incentive of up to 80% of base salary, subject to delivery of agreed annual targets.
- Long term incentive of 200,000 United Group shares in the Deferred Employee Share Plan acquired on market during 2004-05. These shares will vest over the term of the services agreement subject to the performance hurdles of achieving both a 10% per annum compound earnings per share (EPS) growth and a TSR above the ASX 200 Industrials index (XNJ) over the period.
- Issue of 1,300,000 Company shares at $5.20 per share (market price at date of issue) under a Long Term Incentive Performance Share Plan funded by an interest free loan to Mr Leupen from the Company. These shares will vest over the term of the services agreement subject to the performance hurdles of achieving both a 10% per annum compound EPS growth and a TSR above the ASX 200 Industrials index (XNJ). Repayment of the loan will also be tied to these performance hurdles. In the event the performance hurdles are not met the shares remain under the control of the Company. Dividends earned on these shares prior to vesting are deducted from any short term incentive bonus payable to Mr Leupen in each year.

Note 28: Key management personnel disclosures continued

Details of the nature and amount of each major element of compensation of each director and each of the key management personnel of the Company and consolidated entity:

		Short term				Post-employment			Equity compensation			Total
		Salary and fees $	Bonus[1] $	Non-monetary benefits[2] $	Total $	Super-annuation $	Retirement benefit[3] $	Total $	Value of options[4] $	Value of shares[5] $	Total $	$
Directors												
Non-executive												
Mr T Rowe AM	2006	187,907	–	9,416	197,323	12,093	60,000	72,093	–	–	–	269,416
Chairman	2005	163,415	–	14,290	177,705	11,585	52,500	64,085	–	–	–	241,790
Mr B Camarri	2006	137,000	–	–	137,000	–	41,100	41,100	–	–	–	178,100
Deputy Chairman	2005	117,000	–	–	117,000	–	35,100	35,100	–	–	–	152,100
Mr R Elliot	2006	88,000	–	–	88,000	–	26,400	26,400	–	–	–	114,400
	2005	54,286	–	–	54,286	–	16,286	16,286	–	–	–	70,572
Mr R Humphry AO	2006	81,651	–	–	81,651	7,349	26,700	34,049	–	–	–	115,700
	2005	49,804	–	–	49,804	4,482	16,286	20,768	–	–	–	70,572
Mr J Ingram	2006	112,000	–	–	112,000	–	31,800	31,800	–	–	–	143,800
	2005	82,000	–	–	82,000	–	24,600	24,600	–	–	–	106,600
Mr D Young	2006	89,908	–	–	89,908	8,092	29,400	37,492	–	–	–	127,400
	2005	76,825	–	–	76,825	6,914	25,121	32,035	–	–	–	108,860
Executive												
Mr R Leupen,												
Managing Director and	2006	1,097,750	554,000	104,793	1,756,543	12,139	–	12,139	696,413	304,476	1,000,889	2,769,571
Chief Executive Officer	2005	1,024,308	528,000	194,233	1,746,541	11,585	–	11,585	397,554	253,730	651,284	2,409,410
Total all directors	2006	1,794,216	554,000	114,209	2,462,425	39,673	215,400	255,073	696,413	304,476	1,000,889	3,718,387
(Company)	2005	1,567,638	528,000	208,523	2,304,161	34,566	169,893	204,459	397,554	253,730	651,284	3,159,904

1. Bonuses relate to short term incentive bonuses paid for the preceding financial year as the current year bonus is yet to be determined. 100% of the bonus was paid in cash.
2. Non-monetary benefits include benefits subject to FBT.
3. Retirement benefits are contributions to the Directors' Retirement Share Plan.
4. The fair value of options is calculated at grant date using a binominal option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. In valuing the options market conditions have been taken into account.

   1,300,000 shares were issued to Mr Leupen in December 2004 under the Long Term Incentive Performance Share Plan. These shares are restricted shares, subject to the achievement of performance hurdles discussed above. The fair value of $696,413 (2005: $397,554) is calculated using a binominal option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. During the reporting period Mr Leupen received $520,000 (2005: $130,000) in dividends from these shares. Under the terms of Mr Leupen's agreement dividends received are deducted from the bonus relating to that period. The 2006 bonus of $554,000 above is inclusive of the dividend amount of $130,000.
5. 200,000 United Group shares in the Deferred Employee Share Plan were acquired on market in September and October 2004 as a long term incentive under the executive services agreement with Managing Director and CEO Richard Leupen. The value of $304,476 (2005: $253,730) represents the amortisation of the cost of these shares over the term of the extension of the executive services agreement with Mr Leupen to September 2008. None of these shares vested during the year.

Non-executive directors are not eligible to participate in the bonus plan and option plan of United Group.

Note 28: Key management personnel disclosures continued

2006	Short term: Salary and fees $	Short term: Bonus[1] $	Short term: Non-monetary benefits[2] $	Short term: Total $	Post-employment: Super-annuation $	Equity compensation: Value of options[3] $	Total $
Executives							
Current							
Mr D Irvine, Chief Financial Officer	519,400	171,500	15,060	705,960	–	64,367	770,327
Mr T Chapman, Chief Executive United Group Infrastructure	464,861	81,000	2,000	547,861	12,139	110,557	670,557
Mr A Summers, Chief Executive United Group Rail	343,396	50,000	428	393,824	9,104	190,857	593,785
Mr J Birman, Chief Executive United Group Resources	407,860	119,000	4,838	531,698	12,139	121,313	665,150
Mr T Weber, Chief Executive United Group Services	409,761	147,200	2,000	558,961	12,139	123,506	694,606
Mr D Harris, Executive GM Group Operations & Development United Group Limited	411,861	48,000	8,681	468,542	12,139	117,209	597,890
Total all executives	2,557,139	616,700	33,007	3,206,846	57,660	727,809	3,992,315

1. Bonuses relate to short term incentive bonuses paid for the preceding financial year as the current year bonus is yet to be determined. 100% of the bonus was paid in cash.
2. Non-monetary benefits include benefits subject to FBT.
3. The fair value of options is calculated at grant date using a binominal option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed if the portion of the fair value of the options allocated to this reporting period. In valuing the options market conditions have been taken into account.

2005	Short term: Salary and fees $	Short term: Bonus[1] $	Short term: Non-monetary benefits[2] $	Short term: Total $	Post-employment: Super-annuation $	Equity compensation: Value of options[3] $	Total $
Executives							
Current							
Mr D Irvine, Chief Financial Officer	490,000	146,500	10,193	646,693	–	86,188	732,881
Mr T Chapman, Chief Executive United Group Infrastructure	462,054	25,000	–	487,054	11,585	160,369	659,008
Mr J Birman, Chief Executive United Group Resources	327,171	102,000	3,653	432,824	11,585	72,960	517,369
Mr T Weber, Chief Executive United Group Services	388,415	128,000	2,000	518,415	11,585	171,894	701,894
Mr D Harris, Executive GM Group Operations & Development United Group Limited	131,474	–	1,899	133,373	3,910	38,454	175,737
Mr J McLuckie, Acting Chief Executive United Group Rail	338,414	90,000	–	428,414	11,585	49,467	489,466
Total all executives	2,137,528	491,500	17,745	2,646,773	50,250	579,332	3,276,355

1. Bonuses relate to short term incentive bonuses paid for the preceding financial year as the current year bonus is yet to be determined. 100% of the bonus was paid in cash.
2. Non-monetary benefits include benefits subject to FBT.
3. The fair value of options is calculated at grant date using a binominal option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. In valuing the options market conditions have been taken into account.

Note 28: Key management personnel disclosures continued

Loans to key management personnel and their related parties

With the exception of Mr Leupen, no loans were made to key management personnel and their related parties at any time during 2005 or 2006. Details regarding the loan to Mr Leupen are discussed below.

Equity instruments

All options refer to options over ordinary shares of the United Group Limited which are exercisable on a one for one basis under the Employee Share Option Plan.

Options granted as remuneration

The following options over ordinary shares were granted and/or vested during the current year:

	Grant date	Expiry date	Exercise price	Fair value at grant date[1]	Granted during the year	Vested during the year
Mr Birman	15 July 2002	31 December 2005	$2.98	0.504	–	83,334
	30 July 2002	31 December 2006	$2.99	0.568 – 0.613	–	33,333
	29 July 2006	31 December 2009	$9.34	1.789 – 1.859	125,000	–
	14 June 2006	31 December 2011	$13.09	2.885	58,923	–
Mr Chapman	17 May 2004	31 December 2007	$4.49	0.745 – 0.797	–	83,333
	14 June 2006	31 December 2011	$13.09	2.885	66,449	–
Mr Harris	14 June 2006	31 December 2011	$13.09	2.885	89,227	–
Mr Irvine	30 July 2002	31 December 2006	$2.99	0.568 – 0.613	–	16,667
	9 January 2003	31 December 2005	$2.66	0.401 – 0.443	–	100,000
	14 June 2006	31 December 2011	$13.09	2.885	72,869	–
Mr Summers	4 October 2005	31 December 2011	$10.83	2.320 – 2.490	100,000	–
	4 October 2005	31 December 2011	$10.83	2.670 – 2.722	300,000	–
Mr Weber	28 June 2004	31 December 2007	$5.16	0.833 – 0.924	–	83,333
	14 June 2006	31 December 2011	$13.09	2.885	56,118	–

1. Fair value of options at grant date valued using a binominal option-pricing model.

All options expire on the earlier of their expiry date or termination of the individual's employment. In addition to continuing employment service condition, the ability to exercise options is conditional on the consolidated entity achieving certain performance hurdles.

Exercise of options granted as remuneration

The following options over ordinary shares were exercised during the current year:

	Number of shares	Amount paid $ per share
Mr Birman	83,334	$2.98
	33,333	$2.99
Mr Chapman	83,333	$4.49
Mr Irvine	100,000	$2.66
Mr Weber	16,667	$2.99
	83,333	$5.16

There are no amounts unpaid on the shares issued as a result of the exercise of options.

Note 28: Key management personnel disclosures continued .

Option holdings

The movement during the reporting period in the number of options over ordinary shares in United Group Limited, held directly or indirectly by each key management person, including their related parties is as follows:

2006	Held at 1 July 2005	Granted as remuneration	Exercised	Held at 30 June 2006	Vested and exercisable at 30 June 2006
Executive director					
Mr R Leupen	1,300,000	–	–	1,300,000	–
Executives					
Mr J Birman	283,001	183,923	(116,667)	350,257	–
Mr T Chapman	450,000	66,449	(83,333)	433,116	–
Mr D Harris	200,000	89,227	–	289,227	–
Mr D Irvine	333,333	72,869	(116,667)	289,535	–
Mr A Summers	–	400,000	–	400,000	–
Mr T Weber	450,000	56,118	(83,333)	422,785	–

2005	Held at 1 July 2004	Granted as remuneration	Exercised	Held at 30 June 2005	Vested and exercisable at 30 June 2005
Directors					
Mr R Leupen	1,500,000	1,300,000	(1,500,000)	1,300,000	–
Executives					
Mr D Irvine	450,000	–	(116,667)	333,333	–
Mr T Weber	450,000	–	–	450,000	–
Mr T Chapman	450,000	–	–	450,000	–
Mr J Birman	399,667	–	(116,666)	283,001	–
Mr J McLuckie	200,000	–	(33,333)	166,667	–

1,300,000 shares were issued to Mr Leupen in December 2004 under the Long Term Incentive Performance Share Plan. These shares are restricted shares, subject to the achievement of performance hurdles discussed above.

All options that have vested are exercisable.

Note 28: Key management personnel disclosures continued

Equity holdings and transactions

The movement during the current year in the number of ordinary shares of United Group Limited held directly or indirectly by each key management person, including their related parties is as follows:

2006	Held at 1 July 2005	Purchases	Received on exercise of options	Received through Company share plans	Sales	Held at 30 June 2006
Directors						
Mr T Rowe AM	56,725	595	–	5,289	–	62,609
Mr B Camarri	70,461	1,190	–	4,153	–	75,804
Mr R Leupen	2,755,056	298,619	–	–	–	3,053,675
Mr R Elliot	10,688	1,190	–	6,101	–	17,979
Mr R Humphry AO	62,754	595	–	9,379	–	72,728
Mr J Ingram	40,542	595	–	6,740	–	47,877
Mr D Young	73,991	6,595	–	8,000	–	88,586
Executives						
Mr D Irvine	219,663	20,356	116,667	44	–	356,730
Mr D Harris	–	19,717	–	–	–	19,717
Mr J Birman	209,999	21,442	116,667	982	(30,000)	319,090
Mr T Chapman	3,000	19,717	83,333	316	–	106,366
Mr A Summers	–	7,812	–	–	–	7,812
Mr T Weber	544	19,535	83,333	374	(11,723)	92,063

2005	Held at 1 July 2004	Purchases	Received on exercise of options	Received as compensation[1]	Sales	Held at 30 June 2005
Directors						
Mr T Rowe AM	28,664	20,075	–	7,986	–	56,725
Mr B Camarri	65,123	–	–	5,338	–	70,461
Mr R Leupen	1,055,025	31	1,500,000	200,000	–	2,755,056
Mr R Elliot	–	8,700	–	1,988	–	10,688
Mr R Humphry AO	–	60,766	–	1,988	–	62,754
Mr J Ingram	33,073	3,728	–	3,741	–	40,542
Mr D Young	59,078	11,051	–	3,862	–	73,991
Executives						
Mr D Irvine	100,000	2,996	116,667	–	–	219,663
Mr J Birman	93,333	–	116,666	–	–	209,999
Mr T Weber	–	544	–	–	–	544
Mr J McLuckie	–	–	33,333	–	–	33,333
Mr T Chapman	–	3,000	–	–	–	3,000

1. Shares received as compensation in relation to employee share plans as discussed above.

1,300,000 shares were issued to Mr Leupen in December 2004 under the Long Term Incentive Performance Share Plan. These shares are restricted shares, subject to the achievement of performance hurdles discussed above and have not been included in equity holdings tables for 2005 and 2006 above.

	Consolidated 2006 $	Consolidated 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Note 29: Auditor's remuneration				
Amounts received or due and receivable by KPMG for:				
Audit or review of the financial statements	1,421,679	661,200	70,000	60,000
Other services				
– taxation	150,032	208,312	38,572	191,041
– IFRS transition	64,600	43,200	64,600	43,200
– payroll system review	–	15,000	–	–
– audit of joint venture accounts	–	12,800	–	–
– project reviews	25,800	–	–	–
– other	84,800	15,830	53,300	2,800
	325,232	295,142	156,472	237,041

	2006 $000	2005 $000
Note 30: Earnings per share		
The following reflects the income and share data used in the calculations of basic and diluted earnings per share:		
Net profit attributable to ordinary shareholders of the parent entity used in calculating basic and diluted earnings per share	78,697	47,488

	2006 Number	2005 Number
Weighted average number of ordinary shares used in calculating basic earnings per share	123,639,580	103,713,974
Effect of dilutive securities:		
– options	2,889,338	1,973,108
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	126,528,918	105,687,082
Basic earnings per share (cents per share)	63.7 cps	45.8 cps
Diluted earnings per share (cents per share)	62.2 cps	44.9 cps

Note 31: Non-director related parties

Transactions with wholly owned subsidiaries that are not on normal terms and conditions are disclosed in the financial report. All other transactions with non-director related parties are on normal terms and conditions.

Note 32: Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the consolidated entity's business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates and interest rates.

Credit risk exposures

Credit exposure represents the extent of credit related losses to which the consolidated entity may be subject on amounts to be received from financial assets. The consolidated entity, while exposed to credit related losses in the event of non-performance by counterparties to financial instruments, does not expect that any counterparties will fail to meet their obligations.

The consolidated entity's exposures to on-balance sheet credit risk are as indicated by the carrying amounts of its financial assets. The consolidated entity does not have a significant exposure to any individual counterparty.

Interest rate risk

The consolidated entity raised term debt at both fixed and floating rates. The interest rate on a portion of the long term debt has been fixed by way of an interest rate swap arrangement. The swap matures over the next seven years following maturity of the related loan and has a swap rate of 6.25%. At 30 June 2006 the consolidated entity had an interest rate swap with a notional contract amount of $2,918,920.

The consolidated entity classifies the interest rate swap as a cash flow hedges and states it at fair value. The fair value of the swap at 1 July 2005 was adjusted against the opening balance of the hedge reserve at that date.

	Effective interest rate	Total $000	6 months or less $000	6-12 months $000	1-2 years $000	2-5 years $000	More than 5 years $000
Consolidated 2006							
Debt Securities held-to-maturity*	1.93%	1,667	1,667				
Cash and cash equivalents	3.52%	95,782	91,565	4,217			
Effect of interest rate swaps	6.25%	130				130	
Finance lease liabilities*	8.15%	9,749	2,364	2,133	4,430	822	
Unsecured bank facility	6.44%	249,918	247,216	216	864	1,296	326
Bank overdrafts		-					
Other loans	6.00%	1,223	180	180	180	683	
Parent Entity 2006							
Cash and cash equivalents	4.7%	2,583	2,583				
Loans to controlled entities	6.44%	606,736	606,736				
Finance lease liabilities		-					
Unsecured bank facility	6.44%	247,000	247,000				
Bank overdrafts		-					

* These assets/liabilities bear interest at a fixed rate.

Foreign currency risk

The consolidated entity is exposed to foreign currency risk on sales and purchases that are denominated in a currency other than AUD. The currencies giving rise to this risk are primarily USD, EURO, GBP, Yen and SGD.

Foreign currency forward exchange contracts are purchased to hedge project specific transactions. These are used to hedge the Australian dollar value of contractual risks and benefits and are set at the beginning of each relevant project. Most of the forward exchange contracts have maturities of less than one year after the balance sheet date. Where necessary the forward exchange contracts are pre-delivered or rolled over at maturity.

The consolidated entity classifies its forward exchange contracts as cash flow hedges and states them at fair value. The fair value of forward exchange contracts at 1 July 2005 was adjusted against the opening balance of the hedge reserve at that date.

Note 32: Financial instruments cont nued

Fair values

$000	Consolidated Carrying amount 2006	Consolidated Fair value 2006	Parent Entity Carrying amount 2006	Parent Entity Fair value 2006
Loans to controlled entities	–	–	606,736	606,736
Trade and other receivables	300,125	300,125	136	136
Cash and cash equivalents	95,782	95,782	2,583	2,583
Interest rate swaps	(130)	(130)	–	–
Forward exchange contracts	(3,136)	(3,136)	–	–
Finance lease liabilities	(9,749)	(8,519)	–	–
Unsecured bank facilities	(249,918)	(249,918)	(247,000)	(247,000)
Trade and other payables	(371,837)	(371,837)	(6,237)	(6,237)
Other loans	(1,223)	(1,223)	–	–
	(240,086)	(238,856)	356,218	356,218
Unrecognised (losses)/gains		1,230		–

Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table.

Derivatives

Forward exchange contracts are either marked to market using listed market prices or by discounting the contractual forward price and deducting the current spot rate. For interest rate swaps broker quotes are used.

Interest bearing loans and borrowings

Fair value is calculated based on discounted expected future principal and interest cash flows.

Finance lease liabilities

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect changes in interest rates.

Trade and other receivables/payables

All trade and other receivables and payables are current and therefore carrying amount equals fair value.

Note 33: Investments accounted for using the equity method

Details of interests in joint venture entities are as follows. No joint venture investments are held by the parent entity.

Joint venture name	Principal activities	Interests held % 2006	Interests held % 2005	Investment carrying amount $000 2006	Investment carrying amount $000 2005
United KG/Kvaerner E&C Joint Venture	Construction and maintenance of oil and gas facilities	50	50	2,040	3,103
Thames Water Projects/John Holland Joint Venture	Design and construction of water treatment plant	50	50	28	754
Kilpatrick Green/Balfour Beatty Joint Venture	High voltage transmission line installation	50	50	1,084	146
Kilpatrick Green/Ventura Projects Joint Venture	Rail signalling installation	50	50	-	276
United Group Resources/Aker Kvuerner Oil & Gas Australia	Engineering and maintenance services	50	0	-	-
Theiss Pty Ltd/Alstom Australia Joint Venture	Rail signalling installation	50	0	(1,776)	-
PREMAS (Thailand) Co Ltd	Integrated real estate management services	49	49	412	387
Tricon PREMAS LLC	Integrated facility management services	49	49	29	34
PREMAS (Middle East) Pte Ltd	Integrated real estate management services	50	50	21	19
Bugis Junction Assets Management Pte Ltd	Property management services	0	43	-	164
Vipul PREMAS (India) Private Ltd	Integrated real estate management services	50	50	-	-
SGT Asia Pacific Pte Ltd	Manufacturing and distribution of film coatings and high performance glass	0	12	-	-
				1,838	4,883

The carrying amount of the equity accounted investments equals the fair value.

The share of the joint venture entities' results consist of:	2006 $000	2005 $000
Revenues from ordinary activities	41,024	56,034
Expenses from ordinary activities	(33,618)	(50,533)
	7,406	5,501
Income tax expense	(39)	(6)
Net profit accounted for using the equity method	7,367	5,495

Note 33: Investments accounted for using the equity method continued

	2006 $000	2005 $000
Balance Sheet		
Share of the joint venture entities' assets and liabilities consist of:		
Current assets	14,705	8,422
Non-current assets	154	181
Total assets	14,859	8,603
Current liabilities	13,021	3,720
Non-current liabilities	–	–
Total liabilities	13,021	3,720
Net assets – accounted for using the equity method	1,838	4,883
Movements in carrying amount of joint venture entities		
Carrying amount at beginning of year	4,883	737
Contributions to joint venture entities	(148)	2,079
Foreign exchange movements	47	–
Share of joint venture entities' net profit	7,367	5,495
Drawings from joint venture entities	(10,311)	(3,428)
Carrying amount at end of year	1,838	4,883

Details of individual joint venture entities have not been disclosed as many entities are created to deliver a specific contract and disclosure of this information would be prejudicial to the consolidated entity.

Note 34: Explanation of transition to AIFRS

As stated in Note 1, this is the consolidated entity's first annual financial report prepared in accordance with Australian Accounting Standards – AIFRS.

The accounting policies in Note 1 have been applied in preparing the financial report for the year ended 30 June 2006, the comparative information for the 12 months ended 30 June 2005 and the preparation of an opening AIFRS balance sheet at 1 July 2004 (the consolidated entity's date of transition).

In preparing its opening AIFRS balance sheet and comparative information for the 12 months ended 30 June 2005 the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with previous Australian GAAP.

An explanation of how the transition from previous Australian GAAP to AIFRS has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Note 34: Explanation of transition to AIFRS continued

i. Reconciliation of equity

		Consolidated						Parent Entity					
		Previous GAAP	Effect of transition to AIFRS	AIFRS	Previous GAAP	Effect of transition to AIFRS	AIFRS	Previous GAAP	Effect of transition to AIFRS	AIFRS	Previous GAAP	Effect of transition to AIFRS	AIFRS
$000	Note	1 July 2004			30 June 2005			1 July 2004			30 June 2005		
Current Assets													
Cash and cash equivalents		21,915	–	21,915	49,913	–	49,913	1,184	–	1,184	2	–	2
Trade and other receivables	(x)	147,280	–	147,280	245,436	–	245,436	37,420	(6,189)	31,231	41,731	(38)	41,693
Inventories		96,731	–	96,731	98,075	–	98,075	–	–	–	–	–	–
Other		16,496	–	16,496	37,277	111	37,388	2,292	–	2,292	759	111	870
Total current assets		282,422	–	282,422	430,701	111	430,812	40,896	(6,189)	34,707	42,492	73	42,565
Non-current Assets													
Trade and other receivables		–	–	–	6,170	(6,170)	–	94,837	–	94,837	134,558	(6,170)	128,388
Investments accounted for using the equity method[1]		–	–	–	4,883	–	4,883	–	–	–	–	–	–
Other financial assets[1]		2,022	–	2,022	–	–	–	91,000	–	91,000	140,882	–	140,882
Property, plant and equipment	A	85,598	341	85,939	96,493	2,832	99,325	315	5	320	393	(52)	341
Intangible assets	B	86,364	12,116	98,480	121,630	16,349	137,979	–	8	8	–	65	65
Deferred tax assets	(viii)	16,299	(16,170)	129	19,008	(15,484)	3,524	15,883	(13,710)	2,173	18,492	(15,623)	2,869
Other[1]	(v)	4,882	(4,504)	378	11,261	(3,382)	7,879	378	–	378	7,239	–	7,239
Total Non-current Assets		195,165	(8,217)	186,948	259,445	(5,855)	253,590	202,413	(13,697)	188,716	301,564	(21,780)	279,784
Total Assets		477,587	(8,217)	469,370	690,146	(5,744)	684,402	243,309	(19,886)	223,423	344,056	(21,707)	322,349

1. 30 June 2005 previous GAAP for the consolidated entity adjusted for reclassifications to increase investments accounted for using the equity method $604,000, reduce other financial assets $7,047,000 and increase other assets $6,443,000. 30 June 2005 previous GAAP for the parent entity adjusted for the reclassification to reduce other financial assets by $6,260,000 and increase other assets by $6,260,000.

Note 34: Explanation of transition to AIFRS continued

Breakdown of effect of transition to AIFRS

		Consolidated		Parent Entity	
$000	Note	1 July 2004	30 June 2005	1 July 2004	30 June 2005
Note A					
Makegood provisions	(iv)	69	686	13	13
Intangible assets: Software	(v)	(7,888)	(7,374)	(8)	(65)
Relocation costs	(vi)	(271)	(269)	–	–
Leased assets	(vii)	8,431	9,789	–	–
Total		341	2,832	5	(52)

		Consolidated		Parent Entity	
$000	Note	1 July 2004	30 June 2005	1 July 2004	30 June 2005
Note B					
Goodwill amortisation	(i)	–	5,774	–	–
Intangible assets: Software	(v)	7,888	7,374	8	65
Intangible assets: Training	(v)	(276)	(181)	–	–
Project establishment costs	(v)	4,504	3,382	–	–
		12,116	16,349	8	65

Note 34: Explanation of transition to AIFRS continued

		Consolidated						Parent Entity					
		Previous GAAP	Effect of transition to AIFRS	AIFRS	Previous GAAP	Effect of transition to AIFRS	AIFRS	Previous GAAP	Effect of transition to AIFRS	AIFRS	Previous GAAP	Effect of transition to AIFRS	AIFRS
$000	Note	1 July 2004			30 June 2005			1 July 2004			30 June 2005		
Current Liabilities													
Trade and other payables		161,065	–	161,065	268,247	–	268,247	4,972	–	4,972	7,504	–	7,504
Interest bearing loans and borrowings	(vii)	474	3,522	3,996	3,367	4,522	7,889	–	–	–	13,811	–	13,811
Income tax payable	(viii)	1,163	(83)	1,080	3,084	(54)	3,030	–	–	–	38	(38)	–
Provisions[1]	C	46,822	208	47,030	57,883	145	58,028	5,671	–	5,671	6,911	–	6,911
Total Current Liabilities		209,524	3,647	213,171	332,581	4,613	337,194	10,643	–	10,643	28,264	(38)	28,226
Non-current Liabilities													
Trade and other payables		–	–	–	–	–	–	1	–	1	330	(330)	–
Interest bearing loans and borrowings	(vii)	62,019	5,113	67,132	4,122	5,345	9,467	58,571	–	58,571	–	–	–
Deferred tax liabilities	(viii)	20,561	(16,411)	4,150	17,085	(16,297)	788	19,899	(19,899)	–	15,781	(15,781)	–
Provisions[1]	C	5,208	190	5,398	7,221	811	8,032	1,770	26	1,796	1,560	36	1,596
Total Non-current Liabilities		87,788	(11,108)	76,680	28,428	(10,141)	18,287	80,241	(19,873)	60,368	17,671	(16,075)	1,596
Total Liabilities		297,312	(7,461)	289,851	361,009	(5,528)	355,481	90,884	(19,873)	71,011	45,935	(16,113)	29,822
Net Assets		180,275	(756)	179,519	329,137	(216)	328,921	152,425	(13)	152,412	298,121	(5,594)	292,527
Equity													
Issued capital	(viii)	129,252	–	129,252	266,771	(5,571)	261,200	129,252	–	129,252	266,771	(5,571)	261,200
Reserves	D	749	777	1,526	224	2,351	2,575	–	1,526	1,526	–	3,147	3,147
Retained earnings	(xiii)	50,274	(1,533)	48,741	62,142	3,004	65,146	23,173	(1,539)	21,634	31,350	(3,170)	28,180
Total Equity		180,275	(756)	179,519	329,137	(216)	328,921	152,425	(13)	152,412	298,121	(5,594)	292,527

1. At 1 July 2004 and 30 June 2005 a provision of $1,770,000 and 1,560,000 respectively has been reclassified under previous GAAP from current to non-current for both the consolidated and parent entity.

Note 34: Explanation of transition to AIFRS continued

Breakdown of effect of transition to AIFRS

$000	Note	Consolidated 1 July 2004	Consolidated 30 June 2005	Parent Entity 1 July 2004	Parent Entity 30 June 2005
Note C					
Long service leave adjustment		(6)	(6)	–	–
Makegood provisions	(iv)	404	962	26	36
Total		398	956	26	36

$000	Note	Consolidated 1 July 2004	Consolidated 30 June 2005	Parent Entity 1 July 2004	Parent Entity 30 June 2005
Note D					
Share-based payments expense	(ii)	1,526	3,147	1,526	3,147
Foreign exchange reserve	(iii)	(749)	(796)	–	–
Total		777	2,351	1,526	3,147

ii. Reconciliation of profit

		Consolidated			Parent Entity		
$000	Note	Previous GAAP	Effect of transition to AIFRS	AIFRS	Previous GAAP	Effect of transition to AIFRS	AIFRS
		For the year ended 30 June 2005			For the year ended 30 June 2005		
Revenue		1,259,537	(1,622)	1,257,915	69,436	(1)	69,435
Raw materials and consumables		(509,511)	–	(509,511)	–	–	–
Employment costs[1]		(414,613)	(1,627)	(416,240)	(8,734)	(1,621)	(10,355)
Depreciation and amortisation[1]		(17,523)	1,645	(15,878)	(212)	(9)	(221)
Subcontractor expenses[1]		(183,955)	–	(183,955)	–	–	–
Finance costs		(9,679)	(701)	(10,380)	(8,086)	(1)	(8,087)
Communication costs		(5,748)	–	(5,748)	(172)	–	(172)
Insurance costs		(6,043)	–	(6,043)	(5,714)	–	(5,714)
Motor vehicles expenses		(12,261)	103	(12,158)	(22)	–	(22)
Travel expenses		(10,976)	–	(10,976)	(671)	–	(671)
Other expenses[1]		(41,867)	6,681	(35,186)	(6,814)	1	(6,813)
Share of net profits of joint ventures accounted for using the equity method[1]		5,495	–	5,495	–	–	–
Profit before income tax expense	(xii)	52,856	4,479	57,335	39,011	(1,631)	37,380
Income tax expense	(viii)	(9,902)	56	(9,846)	239	–	239
Profit for the period		42,954	4,535	47,489	39,250	(1,631)	37,619
Basic earnings per share		41.1	4.4	45.8			
Diluted earnings per share		40.4	4.3	44.9			

1. 30 June 2005 previous GAAP adjusted for reclassifications between expense categories.

Note 34: Explanation of transition to AIFRS continued

Notes to the reconciliation

(i) Business combinations

As permitted under AASB 1, the classification and accounting treatment of business combinations that occurred prior to transition date have not been restated in preparing the opening AIFRS balance sheet.

Previous United Group accounting policy was to amortise goodwill on a straight line basis over 20 years. Under AIFRS, goodwill is no longer amortised. Goodwill amortisation was written back by $5,774,000 for the year ended 30 June 2005.

Under AIFRS, goodwill is tested annually for impairment which could give rise to an impairment expense if the assessment of the fair value of the goodwill is lower than its carrying amount. Goodwill was tested for impairment on transition to AIFRS using a present value of future cash flows approach and is completed at the lowest cash generating unit. No impairment losses have been recognised on transition.

(ii) Share-based payments

United Group provides equity based compensation to staff in the form of share options. Under AGAAP no expense was recognised for options issued to employees. Under AIFRS, share options are expensed based on the fair value of the instrument at grant date, recognised over the relevant period of service i.e. the vesting period.

In accordance with AASB 1 no retrospective adjustment has been made for options issued prior to 7 November 2002 or options issued after 7 November 2002 which vested before 1 January 2005.

At 1 July 2004 retained earnings were reduced by $1,526,000 and a corresponding equity compensation reserve was created to recognise share-based payments expense on transition to IFRS. The recognition of share-based payments as an expense subsequent to transition resulted in an increase in employee costs of $1,621,000 for the year ended 30 June 2005.

(iii) Foreign currency

The AASB 1 election to reset existing foreign currency translation reserve balances to nil at 1 July 2004 has been adopted. This resulted in an increase in retained earnings of $749,000.

Under AGAAP United Group recognised an expense for foreign currency translations on integrated operations. These adjustments are now recognised in the foreign currency translation reserve, resulting in a decrease in the year ended 30 June 2005 of $47,000 with a corresponding decrease in the foreign exchange reserve.

(iv) Provisions

United Group has certain operating leases which require the asset to be returned to the lessor in its original condition. Under AGAAP the cost of the make good is not recognised until expenditure is incurred, whereas under AIFRS a provision for make good is recognised over the period of the lease measured at the expected costs of the refurbishment at each reporting date, with a corresponding increase in property, plant and equipment, adjusted for depreciation.

At 1 July 2004 a provision for make good costs associated with operating leases of $404,000 has been recognised. The provision at 30 June 2005 is $962,000. The written down value of property, plant and equipment recognised is $69,000 at 1 July 2004 and $686,000 at 30 June 2005. Minor adjustments are also reflected in the Company.

(v) Intangible assets

United Group previously recognised capitalised software costs and the cost of internally developed software in property, plant and equipment. This resulted in a reclassification to intangible assets of $7,888,000 on transition to AIFRS at 1 July 2004 and $7,374,000 at 30 June 2005. Minor adjustments of this nature are also reflected in the Company.

The cost of internally developed software previously included the cost of initial training. Under AIFRS this is specifically excluded from recognition as an intangible asset and $276,000 was written off to retained earnings on transition to AIFRS. The adjustment amounted to $181,000 at 30 June 2005.

Deferred project establishment costs were previously recognised as other non-current assets under AGAAP. $4,504,000 was reclassified to intangible assets at 1 July 2004 and $3,382,000 at 30 June 2005.

(vi) Property, plant and equipment

Under AIFRS, property, plant and equipment has been restated using reconstructed cost. AIFRS excludes relocation costs from the carrying amount of property, plant and equipment and as a result $271,000 has been written off to retained earnings on 1 July 2004. Relocation costs incurred after 1 July 2004 have been expensed. This adjustment reduced property, plant and equipment by $269,000 at 30 June 2005.

Note 34: Explanation of transition to AIFRS continued

(vii) Leased assets

On transition to AIFRS some leases previously classified as operating leases under AGAAP were reclassified as finance leases under AIFRS due to differences in classification criteria. This resulted in an increase in property, plant and equipment of $8,431,000 on 1 July 2004 and $9,789,000 at 30 June 2005. Interest bearing liabilities were also increased by $8,635,000 at 1 July 2004 and $9,867,000 at 30 June 2005.

Depreciation and interest expenses is now recognised under AIFRS, however, the lease payments are no longer recognised as an expense, resulting in a minor impact to expenses.

(viii) Taxation

Following transition to AIFRS the income tax balances have been calculated based on the 'balance sheet approach' replacing the 'income statement approach' used under previous AGAAP. This method recognises deferred tax balances when there is a difference between the carrying value of an asset, liability or equity for accounting purposes and its tax base. Under this approach share capital issue expenses which are offset against issued capital in the accounts but deductible for tax purposes, are tax effected resulting in an increase in deferred tax asset and issued capital of $488,000 at 30 June 2005.

There are no other impacts on the consolidated entity as a result of this change in approach other than impacts that have arisen as a result of AIFRS transition adjustments. The transition adjustments identified in the above notes resulted in adjustments that increase retained earnings by $324,000 at 1 July 2004 and $379,000 at 30 June 2005.

Under AIFRS deferred tax assets and deferred tax liabilities are offset where there is a legally enforceable right to offset, they relate to income taxes levied by the same tax authority on the same taxable entity. The impact of this offset has been a reduction in deferred tax assets and deferred tax liabilities for the consolidated entity of $16,411,000 in 2004 and $16,297,000 in 2005. Minor adjustments of the same nature have also been made to the parent entity.

Due to the introduction of UIG 1052, deferred tax assets and liabilities of companies in the consolidated tax group are no longer included in the balances of the parent company. This change is reflected as an AIFRS adjustment to the parent entity resulting in a decrease in receivables of $6,189,000 in 2005 and $38,000 in 2006, a decrease in deferred tax assets of $13,679,000 in 2005 and $15,517,000 in 2006, a reduction in income tax payable of $38,000 in 2006 and a decrease in deferred tax liabilities of $19,868,000 in 2005 and $15,675,000 in 2006.

(ix) Impairment

Impairment of assets is determined under AIFRS on a discounted cash flow basis with strict tests for determining whether goodwill and the assets of a cash generating unit have been impaired. Impairment testing in relation to goodwill is discussed in (i) above. Impairment testing was undertaken for all relevant assets with the defined cash generating units on transition to AIFRS and no impairment losses were identified.

(x) Issued capital

In addition to the tax effect of adjustment to issued capital in Note (viii) above, an amount of $6,059,000 at 30 June 2005 has been reallocated from receivables, to reduce issued capital for shares issued to Mr Leupen under the Long Term Incentive Performance Share Plan. Under AGAAP a receivable was recognised in relation to the loan associated with these shares, however, under AIFRS a reduction in issued capital reflects the 1,300,000 shares issued to Mr Leupen through a non-recourse loan. These have been deducted from issued capital as 'treasury shares'.

(xi) Earnings per share

Under AIFRS basic and diluted earnings per share are calculated using the profit attributable to the ordinary shareholders of the parent entity. The number of issued shares is adjusted for shares issued to Mr Leupen as set out in Note (x) above.

(xii) Financial instruments

The adoption of AASB 139 was deferred until 1 July 2005 and therefore potential impacts are not included above.

Note 34: Explanation of transition to AIFRS continued

(xiii) Income statement

The effect of the above on the income statement is as follows:

	Note	30 June 2005 $000
Net profit after tax as reported under AGAAP		42,954
Amortisation of goodwill	(i)	5,774
Share-based payments expense	(ii)	(1,621)
Other*		326
Total adjustments on profit before tax		4,479
Taxation impact of the above	(viii)	56
Total AIFRS adjustments		4,535
Net profit after tax under AIFRS		47,489

* Other adjustments to net profit comprise the combined impact of notes (iii) to (vii). These amounts are individually minor and have not been disclosed separately or individually quantified in the notes above.

Share-based payments expense of $1,621,000 not previously recognised under AGAAP is the only significant change to the net profit for the parent entity.

(xiv) Retained earnings

The effect of the above adjustments on retained earnings is as follows:

	Note	30 June 2005 $000
Retained earnings as reported under AGAAP		62,142
AIFRS profit adjustments as per note (xii) above		4,535
AIFRS transition adjustments:		
Recognition of share-based payments expense	(ii)	(1,526)
Clear foreign currency translation to reserve to retained earnings	(iii)	749
Recognise future rectification costs	(iv)	(336)
Adjustment to software development costs	(v)	(276)
Adjustment to costs included in property, plant and equipment	(vi)	(271)
Finance leases previously recognised as operating leases	(vii)	(205)
Other		10
Taxation impact of the above	(viii)	324
Total AIFRS transition adjustments		(1,531)
Total AIFRS adjustments to retained earnings		3,004
Retained earnings under AIFRS		65,146

(xv) Cash flow

Some finance leases were treated as operating leases under AGAAP. The cash flows associated with repayment of these leases was classified as cash flow from operating activities under AGAAP, but is classified as cash flow from financing activities under AIFRS. There are no other material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under AGAAP.

Note 35: Events subsequent to reporting date

In July 2006, United Group acquired a US based corporate real estate services company, Equis Corporation (Equis) for $163 million (US$120 million) with a potential additional $16 million (US$12 million) payment to the vendor based on future growth projections. The acquisition was partially funded by a bridge facility of US$100 million to be repaid upon completion of a 10-12 year notes placement in the US. The placement is expected to be completed by October 2006.

The Company completed equity raising through a Share Purchase Plan in July 2006. Shareholders were able to subscribe at $12.80 per share, resulting in net equity raising of $31.5 million.

Note 36: Changes in accounting policy

In the current financial year, the consolidated entity adopted AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of the hedging reserve at 1 July 2005. The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet at 1 July 2005. The impact on the income statement of the comparative period would have been to increase financial expenses and decrease profit for the period to the extent that cash flow hedges were not 100% effective. The transitional provisions will not have any effect in future reporting periods.

Reconciliation of opening balances affected by AASB 132 and 139 at 1 July 2005

	Consolidated		
$000	Previous GAAP	Effect of transition to AIFRSs	AIFRSs
Financial liabilities	–	2,990	2,990
Impact on equity:			
Hedging reserve	–	2,990	2,990
Total impact on equity	**–**	**2,990**	**2,990**

The adoption of AASB 139 has resulted in the consolidated entity recognising all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by disclosing the opening balance of the hedging reserve at 1 July 2005 of $2,990,000 as set out above.

The adoption of AASB 139 had no impact on the Company.

Directors' Declaration

1. In the opinion of the directors of United Group Limited ('the parent entity'):
   (a) the financial statements and notes, set out on pages 40 to 100, are in accordance with the *Corporations Act 2001*, including:
      (i) giving a true and fair view of the financial position of the parent entity and consolidated entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
      (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and
   (b) there are reasonable grounds to believe the Company will be able to pay its debts as and when they become due and payable.
2. There are reasonable grounds to believe that the parent entity and the controlled entities identified in Note 27 will be able to meet any obligations or liabilities to which they are, or may become, subject to by virtue of the deed of cross guarantee described in Note 27.
3. The directors have been given the declarations required by Section 295A of the *Corporations Act 2001* from the chief executive officer and chief financial officer for the financial year ended 30 June 2006.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the directors by:

Trevor C Rowe AM
Chairman

Richard A Leupen
Director

Dated this 11th day of August 2006.

Independent Audit Report to Members of United Group Limited

Scope

The financial report and directors' responsibility

The financial report comprises the income statements, statements of recognised income and expense, balance sheets, statements of cash flows, accompanying Notes 1 to 36 to the financial statements, and the directors' declaration set out on pages 40 to 101 for both United Group Limited (the 'Company') and United Group and its Controlled Entities (the 'Consolidated Entity'), for the year ended 30 June 2006. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the *Australian Accounting Standard AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards.*

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the financial report of United Group Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  i. giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and;

  ii. complying with Australian Accounting Standards and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

KPMG

Mark Epper
Partner

Sydney
11 August 2006

Summary of financial statistics

		1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Revenue											
Sales	$M	224.8	323.0	497.8	753.8	676.4	722.6	855.2	1,076.9	1,254.9	2,232.4
Other	$M	2.8	2.3	3.6	7.5	5.2	2.2	5.6	3.6	3.0	3.8
Total	$M	227.6	325.3	501.4	761.3	681.6	724.8	860.8	1,080.5	1,257.9	2,236.2
Results											
EBITDA	$M	22.1	29.8	39.8	41.6	33.3	36.5	49.5	58.2	81.9	147.3
Depreciation and Amortisation	$M	(2.4)	(2.6)	(6.7)	(10.7)	(9.2)	(8.0)	(9.6)	(11.1)	(18.5)	(27.1)
EBIT	$M	19.7	27.2	33.1	30.9	24.1	28.5	39.9	47.1	63.4	120.2
Net interest	$M	1.8	1.8	(0.7)	(5.0)	(4.3)	(3.9)	(4.3)	(3.3)	(6.1)	(14.4)
Amortisation of goodwill	$M	(0.2)	–	(1.7)	(2.7)	(2.7)	(2.6)	(4.6)	(5.3)	–	–
	$M	21.3	29.0	30.7	23.2	17.1	22.0	31.0	38.5	57.3	105.8
Abnormal/significant items	$M	(0.5)	–	–	(3.8)	(4.1)	–	–	–	–	–
Operating profit before tax	$M	20.8	29.0	30.7	19.4	13.0	22.0	31.0	38.5	57.3	105.8
Income tax	$M	(7.5)	(10.3)	(11.9)	(8.7)	(5.3)	(5.7)	(9.1)	(9.4)	(9.8)	(27.1)
Net profit after tax	$M	13.3	18.7	18.8	10.7	7.7	16.3	21.9	29.1	47.5	78.7
Balance Sheet											
Total assets	$M	90.6	178.5	164.5	332.9	303.7	300.4	442.1	477.6	684.4	1,356.5
Net debt	$M	(30.6)	12.9	2.7	58.0	40.8	8.8	40.0	40.6	(32.6)	165.1
Shareholders' funds	$M	36.9	42.1	49.6	97.6	99.8	135.8	153.4	180.3	328.9	520.8
Issued Shares											
Total issued shares	M	61.4	63.5	63.6	80.8	80.8	90.7	91.5	100.7	118.4	133.5
Earnings per Share											
Cents per share	Cps	21.7	29.7	29.6	14.0	9.5	19.5	24.0	29.1	45.8	63.7
Cents per share (adjusted for goodwill amortisation)	Cps	22.0	29.7	32.3	17.5	13.0	22.7	29.1	34.4	45.8	63.7
Dividends											
Interim	Cps	4.0	7.0	8.0	6.0	3.0	6.0	6.0	8.0	10.0	20.0
Final	Cps	6.0	8.0	7.0	3.0	4.0	4.0	8.0	10.0	20.0	24.0
Special	Cps	6.0	9.0	3.0	–	–	–	10.0	10.0	–	–
Total	Cps	16.0	24.0	18.0	9.0	7.0	10.0	24.0	28.0	30.0	44.0
Franked		Fully	Fully	Fully	Fully	Fully	Fully	Fully	Fully	Fully	Fully
Gearing											
Net Debt / Equity	%	(83)	31	5	60	41	6	26	23	(10)	32
Net Debt / (Net Debt + Equity)	%	(491)	23	5	37	29	6	21	18	(11)	24
Interest cover	Times	74.8	149.2	18.9	4.2	3.3	6.6	7.6	9.8	7.7	6.6
Dividend cover											
Excluding special dividends	Times	2.1	2.0	2.0	1.5	1.4	1.8	1.9	1.6	1.5	1.4
Net Asset Backing	Cps	60.0	66.3	77.9	120.8	123.5	149.7	167.7	178.9	277.8	390.1
Net Tangible Asset Backing	Cps	60.0	23.6	37.9	63.8	70.5	105.3	69.3	93.2	161.3	26.0

Prior to 2005 information is presented in accordance with AGAAP.

Additional information for listed companies

Additional information for listed public companies

Additional information required by Australian Stock Exchange Limited and not shown elsewhere in this report is as follows.

The information is made up to 28 July 2006.

1. Substantial shareholders

The names of substantial shareholders listed in the Company's register are:

Shareholder	Shares	%
Caledonia Investments Limited and Associates	14,992,373	11.12
Fidelity Group	10,956,988	8.74
Concord Capital	7,762,685	5.76

2. Distribution of shareholdings

Range of holding	Number of shareholders	Number of ordinary shares	%
1 – 1,000	6,139	2,914,948	2.16
1,001 – 5,000	6,096	14,655,531	10.87
5,001 – 10,000	1,153	8,121,193	6.03
10,001 – 100,000	714	15,166,760	11.25
100,001 and over	62	93,913,496	69.69
Total	14,164	134,771,928	100.00

The number of shareholders with less than a marketable parcel is 103, holding in total 1,790 shares.

3. Voting rights

All ordinary shares issued by United Group Limited carry one vote per share without restriction.

4. Twenty largest shareholders

The names of the 20 largest shareholders of the ordinary shares of the Company are:

Name	Number of ordinary fully paid shares held	% Held of issued ordinary capital
National Nominees Limited	20,538,545	15.24
JP Morgan Nominees Aust Ltd	14,538,783	10.79
Westpac Custodian Nominees Ltd	12,260,914	9.10
UBS Nominees Pty Ltd	10,379,593	7.70
Citicorp Nominees Pty Limited	6,399,616	4.75
ANZ Nominees Limited	6,137,741	4.55
Richard Anthony Leupen (Protech Holdings (WA) Pty Ltd)	4,352,675	3.23
Cogent Nominees Pty Limited	2,750,999	2.04
Bond Street Custodians Limited	1,906,691	1.41
AMP Life Limited	1,477,987	1.10
ARGO Investments Limited	1,154,155	0.86
HSBC Custody Nominees (Australia) Ltd	1,110,210	0.82
Queensland Investment Corporation	1,091,036	0.81
CJH Holdings Pty Ltd	1,057,850	0.78
PSS Board	1,044,327	0.77
Velcara Pty Ltd	706,986	0.52
Aust Executor Trustees NSW Ltd	681,656	0.51
RBC Dexia Services Australia Nominees Pty Limited	578,870	0.43
Neweconomy Com Au Nominees Pty Ltd	550,000	0.41
Milton Corporation Limited	531,000	0.39
	89,249,634	66.21

Corporate Directory

Directors

Trevor C Rowe AM
Non-executive Chairman

Bruno G Camarri
Non-executive Deputy Chairman

RG (Sandy) Elliot
Non-executive Director

Richard Humphry AO
Non-executive Director

John W Ingram
Non-executive Director

Richard A Leupen
Managing Director and Chief Executive Officer

Richard White
Non-executive Director

David J Young
Non-executive Director

Chief Financial Officer

David J Irvine

Company Secretary

Anne Hayes

Registered Office

Level 7
40 Miller Street
North Sydney NSW 2060

Auditor

KPMG

10 Shelley Street
Sydney NSW 2000

Share Registry

Link Market Services Limited

680 George Street
Sydney NSW 2000

Telephone: 1300 554 474

Stock Exchange Listing

United Group Limited (UGL.AX) shares are quoted on the Australian Stock Exchange

United Group Limited

Level 7
40 Miller Street
North Sydney NSW 2060

Telephone: +61 2 9492 8800
Facsimile: +61 2 9492 8844
Email: uglinfo@unitedgroupltd.com

United Group Infrastructure

Level 10
2 Elizabeth Plaza
North Sydney NSW 2060

Telephone: +61 2 9492 7100
Facsimile: +61 2 9966 4955
Email: ugi.information@unitedgroupltd.com

United Group Rail

3 Bridge Street
Pymble NSW 2073

Telephone: +61 2 9488 4888
Facsimile: +61 2 9488 4955
Email: railinfo@unitedgroupltd.com

United Group Resources

Level 13
140 St Georges Terrace
Perth WA 6000

Telephone: +61 8 9324 6325
Facsimile: +61 8 9324 6320
Email: resourcesinfo@unitedgroupltd.com

United Group Services

Level 30
2 Lonsdale Street
Melbourne VIC 3000

Telephone: +61 3 9631 7500
Facsimile: +61 3 9631 7501
Email: servicesinfo@unitedgroupltd.com

Designed and produced by FCR UGL318

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 6666
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	Anne Hayes – Company Secretary	**DATE:**	13 September 2006
PAGES :	9 (including this one)		
SUBJECT:	**New Issue of Shares**		

Please find attached Appendix 3B for the issue of a total of 146,669 ordinary shares in connection with the exercise of options under the Employee Share Option Plan.

Yours faithfully

Anne Hayes
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	146,669
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid Ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The fully paid Ordinary shares rank equally with UGL's other Ordinary shares
5	Issue price or consideration	$2.99, $3.78, $5.30 & $5.35
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of Options under Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 September 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	137,485,184	UGL

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**ESOP Options** 5,151,892 at various prices ranging from $2.79 to $13.09 with various issue dates from 2002 to 2006, options vesting with expiry dates as follows: 267,334 on 31/12/2006 420,001 on 31/12/2007 1,649,500 on 31/12/2008 1,558,000 on 31/12/2009 300,000 on 31/12/2010 957,057 on 31/12/2011
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13/09/06
(~~Director~~/Company secretary)

Print name: ANNE HAYES

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	Anne Hayes – Company Secretary	**DATE:**	19 September 2006
PAGES :	9 (including this one)		
SUBJECT:	**New Issue of Shares and Options**		

Please find attached Appendix 3B for:

1. the issue of a total of 176,668 ordinary shares in connection with the exercise of options under the Employee Share Option Plan; and

2. the issue of a total of 1,106,200 options under the Employee Share Option Plan.

Yours faithfully

Anne Hayes
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Fully paid Ordinary shares. 2. Options under Employee Share Option Plan.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 176,668. 2. 1,106,200.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid Ordinary shares. 2. (a) 683,800 ESOP options with an exercise price of $13.75 vesting in tranches of one half in 2008 and one half in 2009. Expiring on 31 December 2009. (b) 422,400 ESOP options with an exercise price of $13.75 vesting in tranches of one half in 2010 and one half in 2011. Expiring on 31 December 2011.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. The fully paid Ordinary shares rank equally with UGL's other Ordinary shares. 2. N/A.
5	Issue price or consideration	1. $2.99 & $5.16. 2. Nil.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued on exercise of Options under Employee Share Option Plan. 2. Options issued under the Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 September 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	137,661,852	UGL

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**ESOP Options** 6,081,424 at various prices ranging from $2.79 to $13.75 with various issue dates from 2002 to 2006, options vesting with expiry dates as follows: 173,999 on 31/12/2006 336,668 on 31/12/2007 1,649,500 on 31/12/2008 2,241,800 on 31/12/2009 300,000 on 31/12/2010 1,379,457 on 31/12/2011
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19/09/06
(~~Director~~/Company secretary)

Print name: ANNE HAYES

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

CHANGE OF DIRECTORS' INTERESTS

TO:	ASX Company Announcements		
FROM:	Anne Hayes	**DATE:**	19 September 2006
PAGES :	3 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Change of Directors' Interest Notice as a result of shares acquired by David J Young.

Yours faithfully

Anne Hayes
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	31 August 2006

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	D J Young Superannuation Fund
Date of change	15 September 2006
No. of securities held prior to change	92,938
Class	Ordinary shares
Number acquired	2,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$25,900.00
No. of securities held after change	94,938
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844
www.unitedgroupltd.com

UnitedGroup Limited

Announcement

TO:	ASX Company Announcements		
FROM:	Anne Hayes Company Secretary	**DATE:**	20 September 2006
PAGES :	1 (including this one)		
SUBJECT:	**Appointment of Company Secretary**		

Dear Sir/Madam

United Group Limited has appointed David Simpson as Company Secretary of the company. Mr Simpson will be alternate Company Secretary with Anne Hayes.

Yours faithfully

Anne Hayes
Company Secretary

UnitedGroup Limited

ASX/MEDIA RELEASE

20 September 2006

United Group Wins over $127 million in New Rolling Stock Contracts

Leading infrastructure and industrial services company United Group Limited (ASX; UGL) today announced that its rail division, United Group Rail has been awarded over $127 million in new wagon and locomotive rolling stock contracts in the competitive, iron ore-rich Pilbara region of Western Australia.

The contracts comprise 480 iron ore wagons with the latest in heavy haul bogie technology from Standard Car Truck Company (SCT) for BHP Billiton, and 15 locomotives in conjunction with long term technology partner GE – Transportation for TPI (The Pilbara Infrastructure), a wholly owned subsidiary of the Fortescue Metals Group.

Contracts include:

Customer	**Project**
BHP Billiton	480 heavy duty 'Gondola', Golynx design iron ore wagons for BHP Billiton's 'Rapid Growth Project 3'. These follow on from the 2000 already produced which allow BHP Billiton to transport the incremental capacity from the project. The wagons will be produced at United Group Rail's Bassendean facility in Perth and incorporate the latest heavy axle-load bogies from SCT.
TPI	15 GE Dash 9 locomotives for TPI which have been 'tried and tested' in conjunction with key locomotive technology partner GE - Transportation in the harsh Pilbara heavy-haul environment, noted as being one of the toughest in the world. The locomotives will form the motive power to haul iron ore wagons from the proposed mine site in the Pilbara to the new Port Hedland port facility.

United Group Managing Director and Chief Executive Officer Mr Richard Leupen said, "The Pilbara is one of the world's largest iron ore resource bases and we retain a strong position in the rail freight transport sector in this area which, in just 40 years, has produced over 3,500 million tonnes of iron ore. "

We will also continue to develop relationships with our customers and long term technology partners such as GE – Transportation and SCT, who not only understand the harsh conditions of the Pilbara region, but also know our own high standards of service delivery in relation to performance and reliability."

United Group Rail is now one of the leading rail companies in Australia. Our strategy of nurturing technology alliances with key global technology partners such as SCT and GE - Transportation in freight, and Mitsubishi Electric in relation to passenger rolling stock, means that we can deliver cost-effective rail solutions that enhance our customers' operational performance.

- Ends -

For further information, please contact:
Richard Leupen – Managing Director and CEO: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Global Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements
FROM:	David Simpson
DATE:	26 September 2006
PAGES :	13 (inclusive)
SUBJECT:	**Change of Directors' Interests**

Please find attached Change of Director's Interest Notices as a result of shares acquired under the Directors' Deferred Share Plan and the Directors' Retirement Share Plan on behalf of the following Directors:

- Trevor C Rowe
- Bruno G Camarri
- Richard G Elliot
- Richard G Humphry
- John W Ingram
- David J Young

Yours faithfully

David Simpson
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor C. Rowe
Date of last notice	15 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 September 2006
No. of securities held prior to change	64,504
Class	1. Ordinary shares 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. 12 - Ordinary shares 2. 376 – Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,160.40
No. of securities held after change	64,892
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruno Giovanni Camarri
Date of last notice	15 August 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 September 2006
No. of securities held prior to change	77,466
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	257 – Ordinary Shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,418.10
No. of securities held after change	77,723
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	23 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 September 2006
No. of securities held prior to change	23,181
Class	1. Ordinary shares 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. 276 - Ordinary shares 2. 166 - Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,878.60
No. of securities held after change	23,623
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	5 September 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 September 2006
No. of securities held prior to change	104,296
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	167 - Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,221.10
No. of securities held after change	104,463
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	21 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 September 2006
No. of securities held prior to change	49,223
Class	1. Ordinary shares 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. 301 - Ordinary shares 2. 199 - Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,650.00
No. of securities held after change	49,723
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	15 September 2006

Part 1 – Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	15 September 2006
No. of securities held prior to change	94,938
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	184
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,447.20
No. of securities held after change	95,122
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	Anne Hayes – Company Secretary	**DATE:**	28 September 2006
PAGES :	9 (including this one)		
SUBJECT:	**New Issue of Shares**		

Please find attached Appendix 3B for the issue of a total of 83,333 ordinary shares in connection with the exercise of options under the Employee Share Option Plan.

Yours faithfully

Anne Hayes
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	83,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid Ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The fully paid Ordinary shares rank equally with UGL's other Ordinary shares.
5	Issue price or consideration	$4.49
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of Options under Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 September 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	137,745,185	UGL

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**ESOP Options** 5,998,091 at various prices ranging from $2.79 to $13.75 with various issue dates from 2002 to 2006, options vesting with expiry dates as follows: 173,999 on 31/12/2006 253,335 on 31/12/2007 1,649,500 on 31/12/2008 2,241,800 on 31/12/2009 300,000 on 31/12/2010 1,379,457 on 31/12/2011
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28/09/06
(~~Director~~/Company secretary)

Print name: ANNE HAYES

+ See chapter 19 for defined terms.

UnitedGroup Limited

JP Morgan 11th Annual Asia Pacific Conference, New York

Presented by Richard Leupen, Managing Director and CEO, United Group Limited

---

Agenda

UnitedGroup Limited

- Overview of United Group
- Business Strategy
- Financial and Investment Highlights



2


Overview of United Group

United Group Overview

- Leading Australian infrastructure and outsourced services group
- More than 11,000 people operating in Australia, New Zealand, Asia, UK and the US
- Market capitalisation of approximately A$1.9 billion
- Revenue at A$2.2 billion
- A$4.6 billion order book
- Four operating businesses:
  - United Group Infrastructure
  - United Group Rail
  - United Group Resources
  - United Group Services
- Focus in two areas:
  - Infrastructure – rail, power, water, communications, property, transport, defence
  - Resources - mining, oil & gas, minerals processing
- Services include design, fabrication, construction, manufacturing, operations, maintenance, corporate real estate (CRE) and facility management (FM)

4

United Group History

Long term approach to growth

- **1994** — Listed on ASX as United Construction
- **1997** — Changed company name to United Group Limited
- **1998** — Acquisition of Kilpatrick Green
- **1999** — Acquisition of Goninan
- **2002** — Acquisition of KFPW
- **2004** — Acquisition of Thames Water Projects Asia
- **2005** — Acquisitions of PREMAS & ALSTOM ANZ
- **2006** — Acquisition of Equis Corp

5

Geographic Spread of United Group



- Cities with main offices
- Cities with presence

6

Investment in United Group



Share Price Growth
United Group Limited vs ASX All Ordinaries
Share Price Growth since June 2000: 1330%
Total Shareholders Returns:
1 year: 41%
5 years: 546% (45% pa)
1400%
1300%
1200%
1100%
1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
-100%
June 2000
June 2001
June 2002
June 2003
June 2004
June 2005
June 2006
United Group Limited
ASX All Ordinaries



Business Strategy

Four Operating Businesses - Defined Sectors

UnitedGroup Infrastructure



Sectors
Water & Wastewater, Power, Defence, Communications, Transport (road & rail).

Services
Design, Engineering Construction, Operation, Maintenance, Asset Management

FY2006	A$mm
Sales	537
EBIT	36
Order Book	1,261

UnitedGroup Rail



Sectors
Rail
-Passenger
-Freight
-Infrastructure

Services
Design, Manufacture, Maintenance, Asset Management Refurbishment

FY2006	A$mm
Sales	860
EBIT	49
Order Book	2,033

UnitedGroup Resources



Sectors
Mining, Oil & Gas, Chemicals, Mineral Processing

Services
Project Management, Engineering, Construction, Asset Management, Industrial service,

FY2006	A$mm
Sales	480
EBIT	31
Order Book	229

UnitedGroup Services



Sectors
Government and Private Sectors

Services
Corporate Real Estate, Facilities Management, Human Resources, Procurement

FY2006	A$mm
Sales	270
EBIT	24
Order Book	762

9

Business & Growth Strategy (1)

- Service company
  - Supporting cities and government infrastructure
- Recurring revenue streams
  - Revenue mix
  - Multi-cycle – long & short term cycles
- Strong market positions in long term growth markets, primarily in Australasia
  - Limit resources construction activity to long term clients
- Partner with clients to deliver their goals
  - Moving towards gain share style contracts
- Alliance and technology partnerships

Technology partnerships and delivery alliances

SIEMENS
GE
ALSTOM
MITSUBISHI ELECTRIC
Balfour Beatty
Thames Water
THALES
AKER KVÆRNER

10

Business Growth Strategy (2)

- Focus on core sectors with small number of quality clients
  - Blue chip companies (approx. 40% of revenues)
  - Government (approx. 60% of revenues)
- Organic growth in core businesses
  - Optimise results from existing assets
  - Expand existing sectors
- Globalise in key sectors, particularly property services
  - Meeting the needs of multinational corporations
  - Entered Asia through PREMAS in 2005
  - Entered US through Equis in 2006







11

United Group Outlook for Key Sectors

- Infrastructure
  - Increasing water demand
  - Substation and transmission line contract growth
  - Transport road and rail infrastructure demand strong in Australia
- Property services
  - Government and private sector continuing to outsource
- Rail manufacture and maintenance
  - Continued demand from resources sector for bogies, wagons and locos
  - Passenger fleet opportunity – Public Private Partnerships ("PPP")
- Resources
  - Continued capital spending and outsourcing of non-core functions by resource companies

12


Financial and Investment Highlights


Six Year Performance Trends
Sales Revenue A$m
CAGR 19.8%
NPAT A$m
CAGR 39.5%
10.7
7.7
47.5
Employees

Earnings and Dividend Growth



Earnings per share
Total dividend per share
17.5
9.0
13.0
7.0
22.7
10.0
29.1
24.0
34.4
28.0
45.8
30.0
63.7
44.0
2000
2001
2002
2003
2004
2005
2006

Balance Sheet Growth



600
500
400
300
200
100
0
$m
1,400
1,200
1,000
800
600
400
200
0
$m
2000
2001
2002
2003
2004
2005
2006
Shareholders' Funds
Non-Current Assets (RHS)
Total Assets (ex Cash) (RHS)

Gearing – Net Debt to Equity


Note: Post Equis acquisition and funding, the June 2006 Pro Forma Net Debt to Equity is 54%
59%
41%
7%
26%
23%
-10%
32%
2000
2001
2002
2003
2004
2005
2006

Diverse Revenue and Earnings Streams

Revenue Contribution (FY06)

EBIT Contribution (FY06)


United Group Services 12%
United Group Infrastructure 24%
United Group Resources 21%
United Group Rail 43%
United Group Services 17%
United Group Infrastructure 26%
United Group Resources 22%
United Group Rail 35%

Total = A$2.2 billion

Total = A$140 million

Pro-forma for Equis acquisition, Services EBITA contribution increases to 28%

Supported by a Sustainable Order Book

Sustainable order book – A$4.6bn at Sept 06


A$ million
1,900
1,700
1,500
1,300
1,100
900
700
500
300
1,853
887
571
874
FY07
FY08
FY09
FY10+

Order book – sector breakdown


Manufacturing 11%
Maintenance & Services 62%
Engineering Projects 27%

Order book – divisional breakdown


Services 18%
Infrastructure 29%
Resources 5%
Rail 48%

Strong forward order book with long term recurring revenues

19

Broad Range of Projects and Clients across all Sectors (1)

United Group Infrastructure	Water & Wastewater	Upgrade of 66 sewerage pumping stations for Sydney Water Corporation Turnkey project - water treatment plant for a Thailand power station
	Power	A$250mm Balfour Beatty JV to construct power lines in SE Queensland
	Transport	A$700mm 50/50 JV with Thiess to upgrade Queensland rail infrastructure A$200mm subcontract for Brisbane's North-South Bypass Tunnel
United Group Rail	Passenger	MainTrain – A$500m maintenance contract on 1,500 passenger rail cars OSCAR - manufacture of 122 passenger rail cars for RailCorp Connex/United Group Rail Joint venture - MainCo (includes Melbourne rolling stock and infrastructure works)
	Freight	Manufacture of 500 coal wagons for Queensland Rail
	Locomotives	Supply of 10+ GE locomotives for Pilbara Rail (Rio Tinto)

20

Broad Range of Projects and Clients across all Sectors (2)

United Group

United Group Resources	Mining	• Construction activities at BHP Billiton's Ravensthorpe and Yabulu operations
	Oil & Gas	• Turnaround planning and execution services at Shell Refining's Clyde site • Ongoing maintenance activities through O&G Solutions for Santos
	Mineral Processing	• Ongoing strategic maintenance alliance at Alcan's Gove refinery • Alcoa's Pinjarra Efficiency Upgrade Project in Western Australia • Mechanical and electrical site contract for Alcoa's Pinjarra and Wagerup refineries



United Group Services	Government	• CRE for NSW Ministry of Police's portfolio of 1,200 police stations • CRE, FM and Security improvements for Australia's diplomatic missions • Management of 3.5 townships for Singapore's Urban Redevelopment Authority
	Corporate	• Ongoing CRE and FM for Westpac, NAB, St George and Telstra Facilities • FM at Kingsford Smith Airport, Sydney • Sydney Opera House - maintenance services


Telstra

21

Equis Acquisition Overview

United Group

- Equis Corporation was acquired in July 2006 for A$163m (US$120m) plus additional earnout
- Equis is a US-based provider of comprehensive Corporate Real Estate (CRE) services, with revenues in excess of A$130m p.a.
- Equis offering includes value add CRE services to large corporates and government agencies, delivering:
  - An occupier services focus representing users of space only
  - A non-franchised model allowing for consistent service delivery
- Government and blue chip corporate customers
- Has 400+ staff operating in 30+ locations (US, China, India, Hungary, Mexico), headquartered in Chicago
- United Group funded the acquisition through debt facilities and equity placement of A$125m and retail shareholder offering

Notes
1 AUD / USD exchange rate of 0.736 applied throughout this presentation

22

Equis – Strategic Rationale

- ✓ Excellent strategic fit with United Group Services building on successful acquisitions of KFPW and PREMAS
- ✓ Extends United Group's corporate real estate services business into new markets
- ✓ Well managed, stable business with a committed management team
- ✓ Strong client retention rate - over 90%
- ✓ First class client base - US Government and leading blue chip companies - Bayer, Citigroup, State of California
- ✓ US CRE market has strong growth potential – estimated 8.2% CAGR 2005-2009
- ✓ Multinational corporations seeking global CRE solutions
- ✓ Scope to grow - Equis will benefit from United Group's broader range of systems and services
- ✓ Extensive due diligence conducted

23

Financial Highlights

(A$ million)	FY2006[1]	FY2005[1]	FY2004[2]	FY2003[2]
Sales Revenue	2,232.4	1,254.9	1,076.9	855.2
EBIT	120.4	63.4	47.1	39.9
EBIT Margin	5.4%	5.1%	4.4%	4.7%
NPAT	78.7	47.5	29.1	21.9
Net Operating Cashflow	60.0	59.6	22.5	53.8
Net Capital Expenditure	-25.5	-18.3	-15.7	-5.9
Net Debt to Equity	31.7%	-9.9%	22.5%	26.1%
Net Debt to Capitalization	24.1%	-11.0%	18.4%	20.7%
Interest Coverage	6.6x	7.7x	9.8x	7.6x
Order Book	4,285	2,687	2,301	2,252

Note [1] Prepared under A-IFRS
Note [2] Prepared under AGAAP

24

Investment Highlights

UnitedGroup

- United Group continues to grow
- Order book of A$4.6 billion underpins earnings and revenue certainty for the longer term
- Buoyant sectors with long-term positive outlook
- Strong cash flow, balance sheet and return on capital
- Focus on leading markets in our core sectors
- Globalise in key sectors particularly property services and rail maintenance
- Continuing to expand high quality customer base
- Maintain outstanding safety record
- United Group anticipates that earnings will be in line with market expectations and continued strong growth in 2007



25

UnitedGroup Limited

For more information visit:

www.unitedgroupltd.com

UnitedGroup Limited

United Group Limited
ANNUAL GENERAL MEETING

Thursday 12 October 2006
Hilton Hotel

Agenda

UnitedGroup Limited

- Introduction
- Chairman's Address
- CEO & Managing Director's Address
- Resolutions

Chairman's Address

UnitedGroup Limited

- MR TREVOR ROWE



2006 Highlights

UnitedGroup Limited

- Net profit up 66% to $79 million
- Sales revenues up 78% to $2.2 billion
- Earnings per Share up 39% to 64 cents
- Total dividends 44 cents per share (fully franked)
- Order book at $4.6 billion
- Continued emphasis on safety performance

Investment in United Group



Share Price Growth
United Group Limited vs ASX All Ordinaries
Share Price Growth since June 2000:
1,330%
Total Shareholders Returns:
• 1 year: 41%
• 5 years: 546% (45% pa)
1400%
1300%
1200%
1100%
1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
-100%
June 2000
June 2001
June 2002
June 2003
June 2004
June 2005
June 2006
United Group Limited
ASX All Ordinaries

Key Drivers

UnitedGroup Limited

- Sector focus – property, rail, transport, power, water, resources, communication and defence
- Significant growth in infrastructure spend by governments and private sector clients
- Outsourcing trends
- Resource growth driven by demand from emerging economies
- Geographical opportunities
- Economic reform agenda

CEO & Managing Director's Address

UnitedGroup Limited

- MR RICHARD LEUPEN



Continued Revenue and Profit Growth

UnitedGroup Limited

Sales Revenue $m



CAGR 19.8%
753.8
676.1
722.6
855.2
1,078.5
1,254.9
2,232.4
2000
2001
2002
2003
2004
2005
2006

NPAT $m



CAGR 39.5%
10.7
7.7
16.3
21.9
29.1
47.5
78.7
2000
2001
2002
2003
2004
2005
2006

Employees



Group
Services
Resources
Rail
Infrastructure
3,500
3,703
3,773
5,032
5,696
7,879
10,678
2000
2001
2002
2003
2004
2005
2006

Continued Earnings and Dividend Growth

UnitedGroup Limited



Earnings per share
Total dividend per share
17.5
9.0
13.0
7.0
22.7
10.0
29.1
24.0
34.4
28.0
45.8
30.0
63.7
44.0
2000
2001
2002
2003
2004
2005
2006



Shareholders' Funds
Non-Current Assets (RHS)
Total Assets (ex Cash) (RHS)
$m
0
100
200
300
400
500
600
$m
0
200
400
600
800
1,000
1,200
1,400
2000
2001
2002
2003
2004
2005
2006

Order Book at $4.3 billion in June 2006

UnitedGroup Limited



Does not include projected sales from recompetes
$m
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
1,853
987
571
874
2006 - 2007
2007 - 2008
2008 - 2009
2009 +

Acquisition of Equis

UnitedGroup Limited

- Equis is a US-based provider of comprehensive Corporate Real Estate (CRE) services, with revenues in excess of $130m p.a.
- Offering includes value add CRE services to large corporates and government agencies, delivering:
  - An occupier services focus representing users of space only
  - A non-franchised model allowing for consistent service delivery
- Has 400+ staff operating in 30+ locations, headquartered in Chicago
- Opportunity to lead market by adding on United Group Services proven CRE model
- Significant growth opportunities in India
- International platform to service multinational clients

Geographic Spread of United Group

UnitedGroup Limited



Honolulu
Ottawa
New York
Washington
Mexico City
Brasilia
Buenos Aires
Santiago
Glasgow
Belfast
Dublin
Leeds
Paris
London
Belgrade
Nicosia
Tel Aviv
Cairo
Lagos
Nairobi
Harare
Pretoria
Islamabad
Dubai
Kathmandu
New Delhi
Mumbai
Bangalore
Chennai
Colombo
Rangoon
Beijing
Tokyo
Shanghai
Guangzhou
Hanoi
Hong Kong
Manila
Kuala Lumpur
Singapore
Jakarta
Pohnpei
Tarawa
Honiara
Port Moresby
Apia
Nuku Alofa
Noumea
Darwin
Brisbane
Sydney
Perth
Adelaide
Melbourne
Canberra
Hobart
Auckland
Wellington
Minneapolis
Chicago
Denver
San Francisco
Los Angeles
San Diego
Phoenix
St Louis
Dallas
Austin
Houston
Tampa
Atlanta
Charlotte
Research Triangle Park
Washington DC
Philadelphia
New Jersey
New York
Boston

- Cities with main offices
- Cities with presence

Strategy for Growth

UnitedGroup Limited

- Sector and services focus
- Blue chip and Government clients
- Long term client partnership in recurring income streams
- Essential infrastructure
- World class technology partners
- Global growth platform
- United Group team – near 11,000 strong
- Safety excellence

Outlook

UnitedGroup Limited

- Order book of $4.6bn
- Significant revenues already locked in from long term contracts
  - More stable and predictable revenue base
- Strong market positions in rail, property, water, power, resources and defence
  - Healthy pipeline of bidding activities
- Strong cash flow, balance sheet and return on capital
  - Capable of securing and executing larger contracts and undertaking transactions of a greater scale
- Creation of a global CRE service provider through the acquisition of Equis
  - Unique long term growth platform
- On track to meet our goal of long term sustainable and responsible wealth creation for our shareholders

AGM Business

UnitedGroup Limited

- Resolutions

Resolution 1.1

UnitedGroup Limited

- To Consider, and if thought fit, to pass the following resolutions as ordinary resolutions of the Company:
  - "That RG (Sandy) Elliot, being a director of the Company who retires by rotation pursuant to Rule 8.1 (e)(2) of the Company's Constitution, and being eligible, is hereby re-elected as a director of the Company."

Resolution 1.1 – Proxy voting summary

UnitedGroup Limited

- Re-election of Mr RG (Sandy) Elliot
- The total of valid proxies received for resolution 1.1 is 75,244,911 (54.6% of the total ordinary shares on issue), being

– For the resolution	73,422,407	(97.6%)
– To be voted at the proxy's discretion	1,773.452	(2.4%)
– Against the resolution	49,052	(0.1%)

Resolution 1.2

UnitedGroup Limited

- To Consider, and if thought fit, to pass the following resolutions as ordinary resolutions of the Company:
  - "That John Ingram, being a director of the Company who retires by rotation pursuant to Rule 8.1 (e)(2) of the Company's Constitution, and being eligible, is hereby re-elected as a director of the Company."

Resolution 1.2 – Proxy voting summary

UnitedGroup Limited

- Re-election of Mr John Ingram
- The total of valid proxies received for resolution 1.2 is 75,242,226 (54.6% of the total ordinary shares on issue), being

– For the resolution	71,607,412	(95.2%)
– To be voted at the proxy's discretion	1,779,437	(2.4%)
– Against the resolution	1,855,377	(2.5%)

Resolution 1.3

UnitedGroup Limited

- To Consider, and if thought fit, to pass the following resolutions as ordinary resolutions of the Company:
  - "That Richard White, being a director of the Company appointed since the last Annual General Meeting who retires pursuant to Rule 8.1 (e)(1) of the Company's Constitution, and being eligible, is hereby elected as a director of the Company."

Resolution 1.3
Proxy voting summary

UnitedGroup Limited

- Election of Mr Richard White

- The total of valid proxies received for resolution 1.3 is 75,232,094 (54.6% of the total ordinary shares on issue), being

– For the resolution	73,371,552	(97.5%)
– To be voted at the proxy's discretion	1,803,246	(2.4%)
– Against the resolution	57,296	(0.1%)

Resolution 2

UnitedGroup Limited

- To adopt the Remuneration Report set out in the Annual Report of the Company for the year ended 30 June 2006

Resolution 2 –
Proxy voting summary

UnitedGroup Limited

- Remuneration Report

- The total of valid proxies received for resolution 2 is 74,896,359 (54.4% of the total ordinary shares on issue), being

– For the resolution	69,013,387	(92.1%)
– To be voted at the proxy's discretion	1,835,292	(2.5%)
– Against the resolution	4,047,680	(5.4%)

Resolution 3

UnitedGroup Limited

- To consider and, if thought fit, to pass the following resolution as an ordinary resolution of the Company:
  - "That the issue of 660,157 options over ordinary shares in the Company under the Employee Share Option Plan, the details of which are set out in the Explanatory Statement included in the Notice of Annual General Meeting, be ratified and approved for all purposes (including for the purposes of Rule 7.4 of the Listing Rules of Australian Stock Exchange Limited)."

Resolution 3 – Proxy voting summary

UnitedGroup Limited

- Approval of Previous Issues of Options Pursuant To Listing Rule 7.4

- The total of valid proxies received for resolution 3 is 75,011,403 (54.5% of the total ordinary shares on issue), being

– For the resolution	68,997,696	(92.0%)
– To be voted at the proxy's discretion	1,810,104	(2.4%)
– Against the resolution	4,203,603	(5.6%)

Resolution 4

UnitedGroup Limited

- To consider and, if thought fit, to pass the following resolution as an ordinary resolution of the Company:
  - "That the issue of 9,426,509 fully paid ordinary shares in the Company at $12.80 per share, the details of which are set out in the Explanatory Statement included in the Notice of Annual General Meeting, be ratified and approved for all purposes (including for the purposes of Rule 7.4 of the Listing Rules of Australian Stock Exchange Limited)."

Resolution 4 –
Proxy voting summary

UnitedGroup Limited

- Approval of Previous Issues of Shares Pursuant to Listing Rule 7.4
- The total of valid proxies received for resolution 4 is 9,925,116 (7.2% of the total ordinary shares on issue), being

– For the resolution	7,834,316	(78.9%)
– To be voted at the proxy's discretion	1,767,799	(17.8%)
– Against the resolution	323,001	(3.3%)

Resolution 5

UnitedGroup Limited

- To Consider and, if thought fit, to pass the following resolution as an ordinary resolution of the Company:
  - "That the issue of 339,116 fully paid ordinary shares in the Company at $12.80 per share to Protech Holdings (WA) Pty Ltd, an entity controlled by Richard Leupen, details of which are set out in the Explanatory Statement included in the Notice of Annual General Meeting, be approved for all purposes (including for the purposes of Rule 10.11 of the Listing Rules of Australian Stock Exchange Limited)."

Resolution 5 – Proxy voting summary

UnitedGroup Limited

- Approval of Conditional Placement of Shares to Protech Holdings (WA) Pty Ltd

- The total of valid proxies received for resolution 5 is 70,493,211 (51.2% of the total ordinary shares on issue), being

– For the resolution	63,416,646	(90.0%)
– To be voted at the proxy's discretion	1,803,106	(2.6%)
– Against the resolution	5,273,459	(7.5%)

Resolution 6

UnitedGroup Limited

- To Consider and, if thought fit, to pass the following resolution as an ordinary resolution of the Company:
  - "That for all purposes (including for the purpose of Rule 10.14 of the Listing Rules of Australian Stock Exchange Limited), approval be given for the grant of up to 1,350,000 options to acquire fully paid ordinary shares in the Company to Mr Richard Leupen, the Chief Executive Officer of the Company, or an associated entity as part of the remuneration for his services and on the terms set out in the Explanatory Statement included in this Notice of Annual General Meeting."

Resolution 6
Proxy voting summary

UnitedGroup Limited

- Approval of Issue of Options to Mr Richard Leupen
- The total of valid proxies received for resolution 6 is 68,810,637 (50.0% of the total ordinary shares on issue), being

– For the resolution	60,387,075	(87.8%)
– To be voted at the proxy's discretion	934,943	(1.4%)
– Against the resolution	7,488,619	(10.9%)

Resolution 7

UnitedGroup Limited

- To Consider and, if thought fit, to pass the following resolution as an ordinary resolution of the Company:
  - "*That for all purposes (including for the purposes of* Rule 10.17 *of the* Listing Rules of Australian Stock Exchange Limited and paragraph 8.3(a) of the Company's Constitution), the maximum aggregate remuneration that the Company may pay non-executive directors in any financial year be increased from $1,100,000 to $1,500,000 with effect from 1 July 2006."

Resolution 7
Proxy voting summary

UnitedGroup Limited

- Approval of Increase in Total Directors' Remuneration

- The total of valid proxies received for resolution 7 is 69,595,425 (50.5% of the total ordinary shares on issue), being

– For the resolution	65,871,106	(94.6%)
– To be voted at the proxy's discretion	929,943	(1.3%)
– Against the resolution	2,794,376	(4.0%)

UnitedGroup Limited
UGL

Maintaining today, creating tomorrow

UNITED GROUP LIMITED
2006 ANNUAL GENERAL MEETING

UNITED GROUP LIMITED 2006 AGM
CHAIRMAN'S ADDRESS TO SHAREHOLDERS

Ladies & Gentlemen, I am pleased to say it has been another outstanding year for United Group Limited.

Slide – 2006 Highlights
This is the fifth consecutive year that we have achieved over 30% profit growth from underlying operations. Again we have maintained our track record of consistently growing shareholder returns and delivering strong results in what has been another defining year.

This solid performance is the result of the skills and strategies of the very capable and cohesive management team and committed workforce, supported by favourable market conditions.

The Group reported a record net profit after tax of $79 million which is an increase of 66% on the previous corresponding period and sales revenue increased 78% to $2.2 billion. We achieved Earnings per Share of 64 cents, up 39% compared to the previous year.

Your Board of Directors declared a final dividend of 24 cents per share fully franked taking total dividends for the year to 44 cents per share, a 47% increase from the previous year.

Our order book in October this year stands at a record $4.6 billion of committed work.

The Group remains committed to delivering our safety goals with equal importance as our financial goals – both key performance indicators for us.

We move into 2007 in an excellent position to continue to deliver solid, responsible and sustainable returns for our shareholders.

Slide – Investment In United Group
Over the past six financial years the Group has achieved solid growth rates. For example, over this time the company has delivered dividend growth of almost 400% and share price growth of more than 1300%.

The $163 million acquisition of Equis Corporation presents a major opportunity for us and presents us with an excellent platform to expand our presence into new markets and new sectors.

The Group raised a total of $121 million through an institutional placement and a Share Purchase Plan (SPP) which raised $31 million. Over 6,100 shareholders took up the SPP entitlements, almost 50% of eligible shareholders. The support from shareholders for our growth initiatives continues to be pleasing. I would like to thank you all for your ongoing support.

As the United Group expands into new markets and broadens its capabilities, the skills and leadership of the Board need to be strengthened alongside this growth. In July 2007, Mr Richard White joined the Board and he brings extensive industry experience of the services related sector. His skills will enhance the knowledge base of the Board as the Group enters its next phase of growth.

The Board is also very pleased with the extension of Mr Richard Leupen's contract to 2011. Under Mr Leupen's leadership, the Group has grown from less than $100 million market capitalisation in 2000 to almost $2 billion, one of the best performing companies on the ASX in that period. The Board is confident that Mr Leupen's contract continues to provide shareholders with a properly secured and incentivised CEO, strongly aligned with shareholders' interest. There is an appropriate balance of fixed and performance based remuneration, comprising salary and short and long term incentives tied to EPS growth, relative market performance and total shareholder return.

The Board supports employee share ownership and 43% of all eligible staff now participate in the Employee Share Plan.

Your Board has had the pleasure of meeting many employees during our Board meetings held at company operations throughout Australia. Having exposure to the operations allows us to continue to assess management's operational abilities and to understand the challenges and issues confronted by both our people and our customers.

Slide – Key Drivers

In 2006, United Group has evolved into a much larger and more dynamic organisation. This growth has again been measured and strategically aligned. The company is focused on the core sectors of property, rail, transport, power, water, resources, communication and defence.

Currently, these sectors are all showing signs of significant growth due to infrastructure spending by governments and the private sector. The trend for customers to outsource non-core activities is continuing and this will continue to benefit United Group. Growth in the resources sector is also strong driven by demand from the world's emerging economies. This bodes well for our future growth, as does our geographical expansion into Asia and the US.

Australia's strong economic performance over the last 10 years has been a result of the Government's ongoing economic reform agenda. Necessary investment in essential infrastructure will help underpin economic growth. Equally, continued reform of regulatory and compliance costs, the taxation system, industrial relations and the education sector to enhance training and skills development are critical for growth.

Before I hand over to Richard Leupen, I would like to thank my Board colleagues for their ongoing advice and support. I would also like to commend Richard Leupen and his team for their outstanding efforts again this year. The team has worked hard to deliver important acquisitions together with significant organic growth from the underlying businesses.

I would like to thank our people for their commitment to ensuring we maintain a productive and safe workplace that serves our workforce, customers and the communities within which we operate. This dedication is creating opportunities for our people every day, giving them the platform to deliver outstanding results for customers and shareholders alike.

Thank you all for supporting United Group. I'll now hand over to our Managing Director and CEO Richard Leupen.

RECEIVED

2006 OCT 25 A 9:40

UNITED GROUP LIMITED 2006 AGM
MANAGING DIRECTOR and CEO'S ADDRESS TO SHAREHOLDERS

Thank you Trevor and good afternoon ladies and gentlemen. Let me join our Chairman in welcoming you all to our 2006 Annual General meeting.

2006 has been another year where we again set record highs for United Group in terms of revenue, profitability, dividends, sales and workforce. Organic growth from underlying operations contributed more than half of our profit growth.

We have successfully integrated two leading businesses, PREMAS and ALSTOM, and acquired Equis Corporation, a leading US based property services business. The Equis acquisition has significantly expanded our geographical reach into the US.

We enter 2007 a bigger, more dynamic and financially stronger business with even greater opportunities.

Slide - Continued Revenue and Profit Growth

In the financial year 2006, the Group achieved a 78% increase in sales revenue to $2.2 billion and a 66% increase in net profit after tax to $79 million. As you can see from the chart, revenues have grown by almost 20% per annum and NPAT has grown by almost 40% per annum over six years.

The profit growth is at twice the rate of the revenue growth. This is as a result of improved operating efficiency and risk management. The underlying businesses are trading strongly and our shift to recurring revenues and cost plus/alliance contracts are producing the results.

We are also now a very large employer of personnel with over 11,000 employees.

Slide – Continued Earnings and Dividend Growth

Earnings per share has again grown strongly this year - up 39% to 64 cents per share. Over the six years since 2000, EPS increased by 24% per annum and dividends increased by 30% per annum.

Continuing the trend of strong dividend payments to shareholders, United Group's total dividend for 2006 was 44 cents per share, fully franked. This represents a payout ratio of 69%. The level is considered appropriate given the balance sheet strength and acceptable gearing and interest coverage ratios.

During the year, United Group has strengthened its financial position with shareholder funds increasing significantly to $521 million primarily as part of the capital raisings undertaken to finance the Equis acquisition.

We are in an excellent position to continue to deliver solid, responsible and sustainable returns for our shareholders.

Slide – Order Book at $4.3 billion in June 2006

A key strategic objective for the United Group is to continue to develop a strong and recurring revenue base for the business.

At June 2006, our order book is at $4.3 billion and this has increased to $4.6 billion today. This growth is as a result of significant contracts wins such as the wagon and locomotive rolling stock contracts in Western Australia.

Calculation of the order book includes only contracts that are fully committed. It does not include options on existing contracts, rail parts business sales and expansion to existing contracts.

27% of our order book relates to engineering projects which include alliancing, cost plus projects and other engineering related solutions for our customers. The vast majority of the order book relates to services and maintenance across all sectors at 62% of the total.

We continue to have a large number of opportunities that are in our key sectors of property, rail, transport, resources, power, water, communications and defence. We are placing continued emphasis on structuring alliance style contracts on a risk- reward basis where United Group -as the service provider- shares in the rewards aligned with the customer on successful project completions.

Slide – Acquisition of Equis

We have a strong record of identifying businesses that fit in with our strategy and grow revenue and earnings.

The acquisition of Equis will provide us with an expanded geographical footprint in the US, Mexico, India and China. Equis is a first class business with 400 employees and has revenues of $130 million a year. It offers value add corporate real estate (CRE) services to large corporations and government agencies with a focus on representing users of space.

There is significant scope to expand the CRE operations of Equis in the US. Added to this, the systems, technology and knowledge base of United Group Services' business in Australian and Asia will provide Equis a competitive advantage in the US and adjacent markets.

The acquisition will also provide us with significant growth opportunities to expand our services globally into markets like India. Equis, together with United PREMAS and United Group Services, will provide us with a platform to service multi-national clients around the world.

Slide – Geographic Spread of United Group

We now have 11,000 people over 13 countries, 3000 of them operate outside of Australia. We also service clients in over 40 countries. We are a truly multi-cultural business with a wide range of capabilities to service global clients.

We operate within the values of teamwork, open and honest communication, dependability, partnerships, integrity and safety. These values remain key ingredients of our success and continue to be our guiding principles.

We continue to invest in development programs to ensure our people have the best opportunities to deliver excellent outcomes for their own growth and for our customers. We create opportunities by forming leadership programs that identify and encourage our future leaders.

Skills shortages are an issue in Australia and we have training, apprenticeship and graduate programs to meet this challenge. We now have 290 apprentices and 60 cadets and trainees in our apprenticeship programs. We also have global recruitment strategies in place.

Slide – Strategy for Growth

Our strategy remains the same: to deliver the best possible ownership and usage outcomes for our customers in our core sectors of property, rail, water, power, resources, transportation, communication and defence. We deliver tailored solutions and services to governments and blue chip customers. Our revenue streams are stronger than ever supported by recurring incomes with many of our contracts alliance or cost plus based contracts.

We continue to invest time and energy in strengthening our partnerships with global technology partners such as General Electric, Alstom, Mitsubishi and Balfour Beatty, to name a few. These partnerships are critical to our success and provide our customers access to the world's most advanced technologies. Our technology partners have great capacity to invest in research and development on a global scale while we provide a local team of highly skilled and dedicated people.

The acquisition of both PREMAS and Equis has provided us with the platform to grow our Services business in Asia and the US. Our strategy for international expansion remains the same: excel at what we do in our home markets, and then take the model to new markets where we have competitive advantage. This way, we are managing risk and delivering on our contracts.

With a growing workforce now operating in different countries, we have frameworks to attract and retain quality people. We provide opportunities for people to realise their aspirations, opportunities for training and development and advancement, competitive terms and conditions of employment and the opportunity to participate in the Employee Share Plan.

Safety excellence remains at the heart of the Group's growth strategy and we will continue to strive to deliver the best possible safety outcomes for both our employees and our customers.

Slide – Outlook

Our outlook is positive and we enter 2007 in excellent shape with a strong order book of $4.6 billion.

We continue to establish a presence in sectors and markets that will generate revenue and earnings growth beyond the next few years. We are removing the variability of earnings from the Group and focused on what United Group will be in the next 5-10 years. Additionally, we are not reliant on any one sector or contract to deliver future revenue and earnings growth as we have deliberately diversified our exposure to a broad range in infrastructure markets and expanded our geographical footprint.

We have strong market positions in our sectors of property, rail, transport, water, power, resources, communications and defence. These sectors are showing signs of significant growth as governments and blue chip customers upgrade and build new infrastructure and projects, and continue to outsource. We have a healthy pipeline of bidding opportunities.

We have strong cash flow, balance sheet and return on capital. We remain focussed on maintaining prudent levels of balance sheet gearing and debt and on managing overhead costs. Strong financial flexibility will enable us to secure and execute larger contracts and undertake transactions of a larger scale. It will also enable us to capitalise on acquisition opportunities that fit in with our strategy and performance criteria.

Equis is shaping up to be a great business and the integration program using our proven model is underway. The CRE market in the US is relatively untapped and this alone offers growth in the coming year. Added to this we see value in building an integrated CRE and FM model for this market. We are seeking to be a market leader offering leading blue chip companies a global CRE service in most major markets.

We expect the Rail PPP resolution before Christmas, an important part of our future trading. As previously advised, we continue to carry forward the bidding costs for the project.

We expect the next few years to have strong growth and this is underpinned by a large percentage of sales already locked in, stronger risk management and project delivery capabilities, an expanded geographical footprint and contributions from acquisitions. And finally, we expect margins to hold or grow in the coming period.

Thank you for your continued support. I will now hand you back to our Chairman.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844
www.unitedgroupltd.com

RECEIVED 2006 OCT 25 A 10:27

UnitedGroup Limited

Announcement

TO:	ASX Company Announcements		
FROM:	David Simpson Company Secretary	**DATE:**	12 October 2006
PAGES :	28 (including this one)		
SUBJECT:	**Results of 2006 Annual General Meeting**		

Dear Sir/Madam

In accordance with Listing Rule 3.13.2 and subsection 251AA(2) of the Corporations Act 2001, we advise that details of the outcome of each resolution put at today's Annual General Meeting and the validly appointed proxies received in respect of each resolution are set out in the attached document.

Yours faithfully

David Simpson
Company Secretary

LINK
MARKET SERVICES

UNITED GROUP LIMITED

RESULT OF GENERAL MEETING (ASX REPORT)

ANNUAL GENERAL MEETING
Thursday, 12 October, 2006

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

	Resolution	Manner in which the securityholder directed the proxy vote (as at proxy close):				Manner in which votes were cast in person or by proxy on a poll (where applicable)		
		Votes *For*	Votes *Against*	Votes *Discretionary*	Votes *Abstain*	*For*	*Against*	*Abstain* **
1.1	RE-ELECT DIRECTOR R G (SANDY) ELLIOT	73,422,407	49,052	1,773,451	67,883	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
1.2	RE-ELECT DIRECTOR JOHN INGRAM	71,607,412	1,855,377	1,779,436	70,568	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
1.3	ELECT DIRECTOR RICHARD WHITE	73,371,552	57,296	1,803,245	80,700	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
2	ADOPTION OF REMUNERATION REPORT	69,013,387	4,047,680	1,835,291	416,435	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
3	APPROVAL OF PREVIOUS ISSUE OF OPTIONS	68,997,696	4,203,603	1,810,103	301,391	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
4	APPROVAL OF PREVIOUS ISSUE OF SHARES	7,834,316	323,001	1,767,798	205,608	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
5	APPROVAL OF CONDITIONAL PLACEMENT OF SHARES TO PROTECH HOLDINGS (WA) PTY LTD	63,416,646	5,273,459	1,803,105	466,128	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
6	APPROVAL OF ISSUE OF OPTIONS TO RICHARD LEUPEN	60,387,075	7,488,619	934,942	1,266,893	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
7	APPROVAL OF INCREASE IN TOTAL DIRECTORS' REMUNERATION	65,871,106	2,794,376	929,942	482,143	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	David Simpson – Company Secretary	**DATE:**	12 October 2006
PAGES :	9 (including this one)		
SUBJECT:	**New Issue of Shares**		

Please find attached Appendix 3B for the issue of a total of 13,333 ordinary shares in connection with the exercise of options under the Employee Share Option Plan.

Yours faithfully

David Simpson
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid Ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The fully paid Ordinary shares rank equally with UGL's other Ordinary shares.
5	Issue price or consideration	$2.99
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of Options under Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 October 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
137,758,518	UGL

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**ESOP Options** 5,984,758 at various prices ranging from $2.79 to $13.75 with various issue dates from 2002 to 2006, options vesting with expiry dates as follows: 160,666 on 31/12/2006 253,335 on 31/12/2007 1,649,500 on 31/12/2008 2,241,800 on 31/12/2009 300,000 on 31/12/2010 1,379,457 on 31/12/2011
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12/10/06
(~~Director~~/Company secretary)

Print name: DAVID SIMPSON

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	David Simpson	**DATE:**	23 October 2006
PAGES :	13 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Change of Director's Interest Notices as a result of shares acquired under the Directors' Deferred Share Plan and the Directors' Retirement Share Plan on behalf of the following Directors:

- Trevor C Rowe
- Bruno G Camarri
- Richard G Elliot
- Richard G Humphry
- John W Ingram
- David J Young

Yours faithfully

David Simpson
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor C. Rowe
Date of last notice	15 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 October 2006
No. of securities held prior to change	64,892
Class	1. Ordinary shares 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. 6 - Ordinary shares 2. 343 – Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,077.95
No. of securities held after change	65,241
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruno Giovanni Camarri
Date of last notice	15 September 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 October 2006
No. of securities held prior to change	77,723
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	236 – Ordinary Shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,433.80
No. of securities held after change	77,959
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	15 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 October 2006
No. of securities held prior to change	23,623
Class	1. Ordinary shares 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. 252 - Ordinary shares 2. 151 - Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,863.65
No. of securities held after change	24,026
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	15 September 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 October 2006
No. of securities held prior to change	104,463
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	153 - Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,226.15
No. of securities held after change	104,616
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	15 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 October 2006
No. of securities held prior to change	49,723
Class	1. Ordinary shares 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. 275 - Ordinary shares 2. 182 - Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,649.35
No. of securities held after change	50,180
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	15 September 2006

Part 1 – Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 October 2006
No. of securities held prior to change	95,122
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	168
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,444.40
No. of securities held after change	95,290
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

United Group Limited

RECEIVED

2006 OCT 26 A

ASX/MEDIA RELEASE

24 October 2006

United Group secures $120 million in new rail and infrastructure projects

Leading infrastructure and industrial services company United Group Limited (ASX: UGL) today announced that it has secured three new projects in the rail, power and water sectors, with the combined value being almost $120 million.

- The Group's rail division, United Group Rail, has been awarded a contract to supply 10 of the latest environmentally compatible GE –Transportation Evolution Series locomotives to Pilbara Iron - a member of the Rio Tinto Group.

  Following seven years and US$300 million of research and development, these new locomotives are now claimed to be the most technologically advanced and environmentally compatible in the world, offering engines that produce 40% less emissions and improved fuel efficiency.

- United Group Infrastructure continues its recent success in the Queensland market with two new projects in the power and water sectors. Powerlink Queensland, the State's high voltage transmission network provider, has contracted United Group Infrastructure to design and construct two high voltage substations in North Queensland, extending the business' current scope of works under contract with Powerlink.

- In an alliance with Australian Water Services, United Group Infrastructure has secured a project to develop wastewater and recycled water treatment plants to serve a new community development for the Pimpama-Coomera area. The project forms part of the Gold Coast's Waterfuture strategy.

United Group Managing Director and Chief Executive Officer, Richard Leupen said, "Infrastructure spending in our core sectors continues to gather momentum. We are witnessing increased spending in the Queensland market to support the growing population.

"United Group has also strengthened its position as the leading locomotive and rolling stock provider to the Australian resources sector with a locomotive that is more advanced than anything else on the market.

"With stricter environmental laws in the US, this new 'Green' locomotive technology is a proven winner for GE – Transportation, with 1300 already in operation and an order book for another 2000 throughout the world. We believe that it will be no different here in Australia and there is already a huge groundswell of interest in the product.

"These new projects are further evidence that our sector focus is delivering results. We are exposed to three leading and growing markets – essential infrastructure that supports population centres, and the resources sector. Strong conditions in both sectors are set to continue," Mr Leupen said.

- Ends -

For further information, please contact:
Richard Leupen, Managing Director & CEO, United Group Limited: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries

ABN 85 009 180 287

United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844
www.unitedgroupltd.com

UnitedGroup Limited

Announcement

TO:	ASX Company Announcements		
FROM:	David Simpson Company Secretary	**DATE:**	31 October 2006
PAGES :	1 (including this one)		
SUBJECT:	**Appointment of Company Secretary**		

United Group Limited has today appointed Lyn Nikolopoulos as Company Secretary of the company. David Simpson, who was appointed on 19 September 2006, will be an alternate Company Secretary with Ms Nikolopoulos.

Prior to joining the company, Lyn Nikolopoulos was the Deputy Company Secretary for Australian Stock Exchange Limited since 2002. Ms Lyn Nikolopoulos also worked as a Company Adviser within the ASX Supervision Division where she was responsible for the monitoring of listed companies' compliance with the ASX listing rules and assisting entities and their advisors in relation to the application and interpretation of ASX listing rules. Ms Nikolopoulos graduated with a Bachelor of Business from UTS (Sydney) and is currently completing a Graduate Diploma in Applied Corporate Governance with the Chartered Secretaries Australia.

Anne Hayes, who has been Company Secretary since September 2002 has resigned as Company Secretary to focus on her position as Executive General Manager Finance and Administration of United Group Limited's Rail Division.

In accordance with listing rule 12.6, Lyn Nikolopoulos is the person responsible for communications with ASX in relation to listing rule matters.

Yours faithfully

David Simpson
Company Secretary

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	9 November 2006
PAGES :	8 (including this one)		
SUBJECT:	**New Issue of Shares and Options**		

Please find attached Appendix 3B for the issue of:
- 33,333 shares in connection with the exercise of options under the Employee Share Option Plan;
- 339,116 ordinary shares pursuant to Resolutions 5 passed at the Annual General Meeting held on 12 October 2006; and
- 1,350,000 options pursuant to Resolution 6 passed at the Annual General Meeting held on 12 October 2006.

Yours faithfully

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Fully paid ordinary shares 2. Fully paid ordinary shares. 3. Unquoted options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 33,333 2. 339,116. 3. 1,350,000.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid ordinary shares 2. Fully paid ordinary shares. 3. Options with an exercise price of $13.77 vesting in tranches of one half in 2009 and one half in 2010 and expiring on 31 August 2011.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. The fully paid ordinary shares rank equally with UGL's other Ordinary shares. 2. As above 3. N/A.
5	Issue price or consideration	1. Exercise price of $7.64 2. $12.80 per share. 3. Nil.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares Issued on exercise of options under Employee Share Option Plan. 2. Partial funding of the acquisition of the US-based corporate real estate services company Equis Corporation. 3. Options issued to Managing Director and CEO.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 23 October 2006 2. 8 November 2006 3. 8 November 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	138,130,967	Ordinary shares

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**ESOP Options** 7,641,587 at various prices ranging from $2.79 to $13.77 with various issue dates from 2002 to 2006, options vesting with expiry dates as follows: 160,666 on 31/12/2006 220,002 on 31/12/2007 1,651,700 on 31/12/2008 2,231,000 on 31/12/2009 300,000 on 31/12/2010 1,350,000 on 31/08/2011 1,728,219 on 31/12/2011
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)? | |

33 +Despatch date | |

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

L Nikolopoulos

Sign here: .... Date: 09/11/2006
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

+ See chapter 19 for defined terms.

United Group Limited
ABN 65 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

CHANGE OF DIRECTORS' INTERESTS

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos	**DATE:**	9 November 2006
PAGES :	3 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Change of Director's Interest Notice on behalf of Richard Leupen.

The Notice:

- Corrects some errors to the Appendix 3Y lodged on 25 August 2006 – the notice overstated the total number of securities held after the change by 1,390.
- Takes account of the shares and options issued pursuant to Resolutions 5 and 6 passed at the Annual General Meeting held on 12 October 2006.

Pursuant to Resolution 2 passed at the Extraordinary General Meeting held on 28 July 2005, Protech Holdings (WA), a company associated with Mr Leupen, was issued a total of 297,619 shares. An Appendix 3Y was inadvertently not lodged at the time. The Appendix 3Y lodged on 25 August 2006 incorporated these shares within the "No. of securities held prior to the change".

The enclosed notice is correct and reflects the current position for Mr Leupen.

Yours faithfully

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Anthony Leupen
Date of last notice	25 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired by Protech Holdings (WA) Pty Ltd, an entity controlled by Mr Leupen.
Date of change	4 August 2005 – indirect 4 August 2006 - direct and indirect 8 November 2006 – direct and indirect
No. of securities held prior to change	4,055,056 (as at 17 December 2004 notice)
Class	Ordinary shares and options
Number acquired	1. Indirect on 4 August 2005 – 297,619 shares 2. Direct and Indirect on 4 August – 780 shares advised in Appendix 3Y released on 26 August 2006 3. Indirect on 8 November 2006 – 339,116 shares 4. Indirect on 8 November 2006 – 1,350,000 options
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $2,499,999.60. 2. $4,992.00. 3. $4,340,684.80. 4. nil

+ See chapter 19 for defined terms.

No. of securities held after change	4,692,571 ordinary shares 1,350,000 unquoted options - terms and conditions outlined in the Notice of Meeting dated 8 September 2006.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. Issue of shares under conditional placement announced on 2 June 2005 and approved by shareholders at the Extraordinary General Meeting held on 28 July 2005. 2. Issue of shares under 2006 Share Purchase Plan – this issue was previously advised in the Appendix 3Y lodged on 25 August 2006. 3. Issue of shares under conditional placement announced on 26 June 2006 and approved by shareholders at the Annual General Meeting held on 12 October 2006. 4. Issue of options in accordance with shareholder approval at the Annual General Meeting held on 12 October 2006

Part 2 – Change of director's interests in contracts – Not applicable

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

10 November 2006

UNITED GROUP LIMITED

TRADING HALT

The securities of United Group Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Tuesday, 14 November 2006 or when the announcement is released to the market.

Security Code: UGL

E Roberts

Eve Roberts
Adviser, Issuers (Sydney)

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

ASX Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos Company Secretary	**DATE:**	10 November 2006
PAGES :	1 (including this one)		
SUBJECT:	**Request for a Trading Halt**		

In accordance with listing rule 17.1, United Group Limited requests a trading halt.

Reasons for Trading Halt
United Group has been advised that the NSW Railcorp will announce today the successful bidder for the Public Private Partnership (with Railcorp) to build and maintain passenger railcars to service Sydney's rail network. United Group is a bidder.

Length of time for Trading Halt
The trading halt will last until the release of United Group's announcement in response to the NSW Railcorp's media release.

United Group is not aware of any reason why the trading halt should not be granted.

Yours faithfully

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

UnitedGroup
Limited

ASX/MEDIA RELEASE

10 November 2006

Outcome of NSW RailCorp PPP

United Group Limited (ASX: UGL) notes the announcement today by the New South Wales government regarding the Public Private Partnership consortia to build and maintain passenger cars to service Sydney's metropolitan rail network.

United Group formed part of the Star Transit bid together with Mitsubishi Electric.

United Group's Managing Director and CEO Richard Leupen said, "Obviously we are somewhat disappointed but we remain committed to building our rail business both in Australia and South East Asia.

"We will continue to partner with RailCorp on major passenger train projects in New South Wales such as the OSCar project and the Hunter DMU project, and the ongoing maintenance work at Maintrain.

"The PPP was based on proven and reliable technology of the OSCar Train and we were comfortable with the risk-reward basis of the bid. United Group's risk management processes have served it well to date, and reached the right conclusion for us on this bid.

"As we have previously stated, the success of United Group is based on many contracts and multiple sectors, and that will remain the case in the future.

"The pipeline of bidding activity in the property, water, power, transport (road and rail) and resources sectors remains robust, and we continue to experience a high success rate in winning new work. Coupled with our expanding geographical footprint, we are confident that United Group's growth will continue as well as the strengthening of the quality of our earnings base.

As previously advised, the company will now expense our share of the costs associated with the PPP bid in the current year resulting in approximately $18 million EBIT adjustment for the first half.

For further information, please contact:

Richard Leupen – Managing Director and CEO: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Global Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos	**DATE:**	17 November 2006
PAGES :	13 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Change of Director's Interest Notices as a result of shares acquired under the Directors' Deferred Share Plan and the Directors' Retirement Share Plan on behalf of the following Directors:

- Trevor C Rowe
- Bruno G Camarri
- Richard G Elliot
- Richard G Humphry
- John W Ingram
- David J Young

Yours faithfully

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **United Group Limited**	
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor C. Rowe
Date of last notice	23 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 November 2006
No. of securities held prior to change	65,241
Class	1. Ordinary shares 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. 6 - Ordinary shares 2. 358 – Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,092.36
No. of securities held after change	65,605
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruno Giovanni Camarri
Date of last notice	23 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 November 2006
No. of securities held prior to change	77,959
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	245 – Ordinary Shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,427.55
No. of securities held after change	78,204
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	23 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 November 2006
No. of securities held prior to change	24,026
Class	1. Ordinary shares 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. 262 - Ordinary shares 2. 157 - Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,861.81
No. of securities held after change	24,445
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity United Group Limited	
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	23 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 November 2006
No. of securities held prior to change	104,616
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	159 - Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,224.41
No. of securities held after change	104,775
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	23 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 November 2006
No. of securities held prior to change	50,180
Class	1. Ordinary shares 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. 285 - Ordinary shares 2. 190 - Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,645.25
No. of securities held after change	50,655
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **United Group Limited**	
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	23 October 2006

Part 1 – Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 November 2006
No. of securities held prior to change	95,290
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	176
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,462.24
No. of securities held after change	95,466
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

CALEDONIA

Level 21, Gold Fields House, 1 Alfred Street, Sydney, NSW 2000 Australia
Telephone: (61-2) 9255 7600 Facsimile: (61-2) 9255 7610 e-mail: cil@caledonia.com.au

21 November 2006

The Manager
Company Announcements
Australia Stock Exchange (Sydney) Limited
20 Bridge Street
SYDNEY NSW 2000

By Fax: 1900 999 279

Dear Sir

Notice of change of interests of substantial holder
Caledonia Investments Pty Limited (ACN 055 008 556)

Please see herewith notice of change of interests of substantial holder for Caledonia Investments Pty Limited and its associates.

The notice has been faxed to the company secretary.

As part of a recent review of our substantial shareholder monitoring and notification procedures, we became aware that additional interests held for substantial periods need to be aggregated with other holdings for the purposes of relevant interests notifications. We have prepared the attached notice as soon as practicable after becoming aware of this.

Yours Sincerely

Bernard Stanton
Company Secretary

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme UNITED GROUP LIMITED

ACN/ARSN 009 180 287

1. Details of substantial holder(1)

Name CALEDONIA INVESTMENTS PTY LIMITED & ITS ASSOCIATED ENTITIES

ACN/ARSN (if applicable) 055 0087 556

There was a change in the interests of the substantial holder on 21/11/2006

The previous notice was given to the company on 07/02/2005

The previous notice was dated 07/02/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY	11,652,568	11.15%	18,963,854	13.73%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
21/11/2006	REFER TO	REFER TO COVER LETTER	REFER TO COVER	ORDINARY	7,311,286
	ANNEXURE "A"		LETTER	7,311,286	

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
REFER TO	REFER TO	REFER TO	POWER TO VOTE	ORDINARY	18,963,854
ANNEXURE	ANNEXURE "A"	ANNEXURE "A"		18,963,854	
"A"					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
REFER TO COVER LETTER	
AND ANNEXURE "A"	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
REFER TO ANNEXURE "A"	

Signature

print name BERNARD STANTON capacity DIRECTOR

sign here [signature] date 21/ 11 /2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE "A"

TO FORM 604 dated __21/11/2006__

The associated entities are:

Caledonia Investments Pty Limited (ACN 055 008 556) – (as Fund Manager).

Caledonia (Private) Investments Pty Limited (ACN 003 977 115) – (as Fund Manager).

Mark A. Nelson

J. William Vicars

Each entity has Level 21, 1 Alfred Street, Sydney NSW 2000 as its registered office.

United Group Limited

ASX/MEDIA RELEASE

23 November 2006

United Group secures over $170 million in new projects

Leading services group United Group Limited (ASX: UGL) today announced that it has secured over $170 million of new works in the water, power and rail infrastructure and resources sectors. Some projects include:

- Track upgrades and infrastructure works as part of the Revesby Turnback Project in Sydney's west as part of a joint venture with Thiess;
- Design, supply and construction of the transmission line from Lilyvale to Blackwater for Powerlink Queensland;
- Substation works at Teebar Creek and extension of works at Greenbank for Powerlink Queensland;
- Part design, supply, construction and testing of three substations for the Sunwater Pipeline project for Ergon Energy;
- Mechanical maintenance services for the Curragh North Coal Project over a three year period; and
- Various mechanical and electrical maintenance projects in the Bowen Basin, Queensland.

United Group's Managing Director and CEO Richard Leupen said, "We continue to realise the benefits of increased spending on essential infrastructure and resource projects. In particular, the power, water and transport infrastructure sectors offer significant scope for growth as new projects are needed to support growing population centres.

"Improving the passenger rail infrastructure in New South Wales is a priority for the New South Wales Government, and our transport infrastructure division is securing more work throughout metropolitan New South Wales, as witnessed by projects like the one at Revesby.

"Increased spending on infrastructure in the Queensland market continues, especially in the power sector. We are partnering with both Powerlink and Ergon on a range of transmission line and substation projects. The coal industry in the Bowen Basin is also growing, and our decision to focus on providing maintenance and other related services in this region is yielding results.

"The majority of these contracts are alliance based contracts which helps us in managing our growth and maintaining stable and reliable earnings stream with a balanced risk profile. Our strategy of diversifying into the essential infrastructure sectors has provided us with the breadth of capabilities positioning us well to take up opportunities in the marketplace."

-Ends-

For further information, please contact:
Richard Leupen – Managing Director and CEO: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

United Group Limited
ABN 65 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos	**DATE:**	28 November 2006
PAGES :	3 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Change of Director's Interest Notice on behalf of Richard White.

Yours faithfully

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard White
Date of last notice	28 July 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Tradewinds Hi Pty Limited (Tradewinds Super Fund)
Date of change	22 November 2006
No. of securities held prior to change	Nil
Class	Ordinary Shares
Number acquired	2,560
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$33,715.20
No. of securities held after change	2,560
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8688
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	28 November 2006
PAGES :	8 (including this one)		
SUBJECT:	**New Issue of Shares**		

Please find attached Appendix 3B for the issue of 33,333 shares following the exercise of options under the Employee Share Option Plan.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	33,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The fully paid ordinary shares rank equally with UGL's other Ordinary shares.
5	Issue price or consideration	Exercise price of $7.64
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares Issued on exercise of options under Employee Share Option Plan. .
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 November 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	138,164,300	Ordinary shares

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**ESOP Options** 7,608,254 at various prices ranging from $2.79 to $13.77 with various issue dates from 2002 to 2006, options vesting with expiry dates as follows: 160,666 on 31/12/2006 220,002 on 31/12/2007 1,618,367 on 31/12/2008 2,231,000 on 31/12/2009 300,000 on 31/12/2010 1,350,000 on 31/08/2011 1,728,219 on 31/12/2011
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: L Nikolopoulos .... Date: 28/11/2006

(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	4 December 2006
PAGES :	8 (including this one)		
SUBJECT:	**New Issue of Shares**		

Please find attached Appendix 3B for the issue of 160,666 shares following the exercise of options under the Employee Share Option Plan.

Yours sincerely

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	160,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The fully paid ordinary shares rank equally with UGL's other Ordinary shares.
5	Issue price or consideration	Exercise price of $2.79, $2.99 and $7.23
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares Issued on exercise of options under Employee Share Option Plan. .
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	138,324,966	Ordinary shares

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**ESOP Options** 7,447,590 at various prices ranging from $2.79 to $13.77 with various issue dates from 2002 to 2006, options vesting with expiry dates as follows: 53,334 on 31/12/2006 220,002 on 31/12/2007 1,565,035 on 31/12/2008 2,231,000 on 31/12/2009 300,000 on 31/12/2010 1,350,000 on 31/08/2011 1,728,219 on 31/12/2011
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 December 2006
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

+ See chapter 19 for defined terms.

UnitedGroup Limited

RECEIVED

2007 OCT 25 A 10:21

ASX/MEDIA RELEASE

6 December 2006

United Group secures over $50 million in property services projects

Leading Australian services company United Group Limited (ASX:UGL) today announced that its corporate real estate and facilities management outsourcing business United Group Services has secured over $50 million in new services contracts. Some of these contracts include:

- Successful retention of its contract to manage National Australia Bank's corporate real estate portfolio throughout Australia. This contract has been extended for a further three years.

- Tabcorp Limited has appointed United Group Services for three years to undertake property acquisitions, lease and portfolio management and financial management services for its New South Wales and Victorian portfolio of more than 400 retail properties.

United Group's Managing Director and Chief Executive Officer Mr Richard Leupen said, "Our property services and outsourcing operations continue to go from strength to strength, and it is pleasing to note we continue to secure long-term projects with our blue chip and Government customers.

"We are delighted to be working with National Australia Bank for another three years. We have partnered with National Australia Bank since 1998, proof that we continue to deliver favourable property services outcomes for our customers over the longer term. United Group Services is now without doubt the leading property service provider in the Australian financial services market, something that holds us in good stead to extend this presence into larger financial services markets throughout the world.

"The new contract with Tabcorp is particularly pleasing, as it demonstrates that other sectors continue to recognise the value of outsourcing non-core property services and BPO functions."

"The Equis business is performing well, and already we are starting to see multinational clients looking at global property management solutions, a service we will develop and which offers tremendous scope for growth," Mr Leupen said.

<u>For further information, please contact:</u>

Richard Leupen – Managing Director and CEO: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	14 December 2006
PAGES :	8 (including this page)		
SUBJECT:	**New Issue of Shares and Options**		

Please find attached an Appendix 3B for the:

1. issue of 23,332 shares following the exercise of options under the Employee Share Option Plan; and
2. award of 335,475 unquoted options under the Employee Share Option Plan.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Fully paid ordinary shares 2. Unquoted Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 23,332 2. 335,475
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid ordinary shares 2. Options with an exercise price of $13.52 vesting in three tranches (2009, 2010 and 2011) and expiring on 31 December 2011

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The fully paid ordinary shares rank equally with UGL's other Ordinary shares.
5	Issue price or consideration	1. $2.99 2. NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued on exercise of options under Employee Share Option Plan. 2. Options awarded under Employee Share Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 7 and 14 December 2006 2. 4 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	138,348,298	Ordinary shares

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total Options	7,759,731 Exercise Price ($)	Unquoted Options Expiry Date
		30,000	2.99	31/12/2006
		83,334	4.49	31/12/2007
		83,334	5.16	31/12/2007
		20,000	5.30	31/12/2007
		33,334	6.28	31/12/2007
		246,668	7.23	31/12/2008
		200,000	7.50	31/12/2008
		66,667	7.64	31/12/2008
		948,600	10.73	31/12/2008
		103,100	11.39	31/12/2008
		155,000	9.34	31/12/2009
		1,403,000	4.45	31/12/2009
		673,000	13.75	31/12/2009
		300,000	7.64	31/12/2010
		1,350,000	13.77	31/08/2011
		400,000	10.83	31/12/2011
		557,057	13.09	31/12/2011
		387,562	14.30	31/12/2011
		383,600	13.75	31/12/2011
		335,475	13.52	31/12/2011

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their	

+ See chapter 19 for defined terms.

entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1 – for ordinary shares

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b) – Not applicable

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 December 2006
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	David Simpson – Company Secretary	**DATE:**	19 December 2006
PAGES :	8 (including this page)		
SUBJECT:	**New Issue of Shares and Options**		

Please find attached an Appendix 3B for the issue of 30,000 shares following the exercise of options under the Employee Share Option Plan.

Yours sincerely

David Simpson
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The fully paid ordinary shares rank equally with UGL's other Ordinary shares.
5	Issue price or consideration	$2.99
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options under Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 December 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
138,378,298	Ordinary shares

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Total** Options	**7,729,731** Exercise Price ($)	Unquoted Options Expiry Date
		83,334	4.49	31/12/2007
		83,334	5.16	31/12/2007
		20,000	5.30	31/12/2007
		33,334	6.28	31/12/2007
		246,668	7.23	31/12/2008
		200,000	7.50	31/12/2008
		66,667	7.64	31/12/2008
		948,600	10.73	31/12/2008
		103,100	11.39	31/12/2008
		155,000	9.34	31/12/2009
		1,403,000	4.45	31/12/2009
		673,000	13.75	31/12/2009
		300,000	7.64	31/12/2010
		1,350,000	13.77	31/08/2011
		400,000	10.83	31/12/2011
		557,057	13.09	31/12/2011
		387,562	14.30	31/12/2011
		383,600	13.75	31/12/2011
		335,475	13.52	31/12/2011

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their	

+ See chapter 19 for defined terms.

entitlements *in full* through a broker?	
31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b) – Not applicable

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 December 2006
(~~Director~~/Company secretary)

Print name: David Simpson

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	David Simpson	**DATE:**	20 December 2006
PAGES :	15 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Change of Director's Interest Notices as a result of shares acquired under the Directors' Deferred Share Plan and the Directors' Retirement Share Plan on behalf of the following Directors:

- Trevor Rowe
- Bruno Camarri
- Richard E Elliot
- Richard Humprhry
- John Ingram
- David Young
- Richard White

Yours faithfully

David Simpson
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor C. Rowe
Date of last notice	17 November 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 December 2006
No. of securities held prior to change	65,605
Class	1. Ordinary shares 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. 6- Ordinary shares 2. 367 – Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,923.60
No. of securities held after change	65,978
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruno Giovanni Camarri
Date of last notice	17 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 December 2006
No. of securities held prior to change	78,204
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	251 – Ordinary Shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,313.20
No. of securities held after change	78,455
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity **United Group Limited**	
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	17 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 December 2006
No. of securities held prior to change	24,445
Class	1. Ordinary shares 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. 269- Ordinary shares 2. 162 - Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,689.20
No. of securities held after change	24,876
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	17 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 December 2006
No. of securities held prior to change	104,775
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	164 - Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,164.80
No. of securities held after change	104,939
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	17 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 December 2006
No. of securities held prior to change	50,655
Class	1. Ordinary shares 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. 295 - Ordinary shares 2. 194 - Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6454.80
No. of securities held after change	51,144
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity *United Group Limited*	
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	17 November 2006

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 December 2006
No. of securities held prior to change	95,466
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	180
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,376
No. of securities held after change	95,646
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard White
Date of last notice	28 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Tradewinds Hi Pty Limited (Tradewinds Super Fund)
Date of change	20 December 2006
No. of securities held prior to change	2,560
Class	Ordinary Shares
Number acquired	621
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8197.20
No. of securities held after change	3,181
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	UNITED GROUP LTD
ACN/ARSN	ABN 85 009 180 287

1. Details of substantial holder (1)

Name	Concord Capital Ltd
ACN/ARSN (if applicable)	092 842 889

The holder became a substantial holder on 18/12/2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
FULLY PAID ORDINARY SHARES	6,940,947	6,940,947	5.02%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
REFER TO ANNEXURE A		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
REFER TO ANNEXURE A			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
REFER TO ANNEXURE B				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CONCORD CAPITAL LTD	LEVEL 10, 6-10 O'CONNELL STREET, SYDNEY NSW 2001

Signature

print name GARRY DUNCAN capacity COMPANY SECRETARY

sign here date / /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

CONCORD
CAPITAL

Annexure A of Form 603 – Notice of Initial Substantial Holder

Details of registered shareholdings as at 18 December 2006

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	272,301
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	149,669
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,056,456
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	579,364
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	285,253
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	56,164
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	167,415
Bond Street Custodians Limited	Level 26, 20 Bond Street, Sydney NSW 2001	156,138
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,202,192
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	1,485,600
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	767,966
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	698,160
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	64,269
Total		**6,940,947**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.

CONCORD
CAPITAL

Annexure B of Form 603 – Notice of Initial Substantial Holder

Details of net trades between 18 August 2006 and 18 December 2006.

Date	$ Consideration	Net Trade
18-Aug-06	3,189.79	229.00
22-Aug-06	28,235.09	2,021.00
23-Aug-06	6,764.99	493.00
24-Aug-06	18,150.53	1,341.00
25-Aug-06	47,003.50	3,399.00
28-Aug-06	9,010.64	654.00
29-Aug-06	6,119.31	447.00
31-Aug-06	4,237.89	309.00
1-Sep-06	9,620.68	693.00
4-Sep-06	-643,898.99	-46,662.00
5-Sep-06	2,316,528.78	165,963.00
6-Sep-06	1,718,943.92	122,805.00
7-Sep-06	8,265.83	586.00
8-Sep-06	8,626.85	622.00
11-Sep-06	-647,588.22	-47,898.00
12-Sep-06	9,742.25	748.00
13-Sep-06	2,298.64	176.00
14-Sep-06	-54,851.75	-4,152.00
15-Sep-06	40,141.17	3,003.00
18-Sep-06	7,601.59	558.00
19-Sep-06	-7,082.25	-516.00
20-Sep-06	14,403.72	1,052.00
21-Sep-06	11,150.62	814.00
25-Sep-06	7,567.59	555.00
26-Sep-06	22,826.76	1,665.00
29-Sep-06	19,061.50	1,342.00
3-Oct-06	9,564.54	659.00
4-Oct-06	21,824.19	1,524.00
5-Oct-06	1,634.19	112.00
6-Oct-06	9,517.50	645.00
10-Oct-06	-2,517.68	-173.00
12-Oct-06	9,378.06	658.00
13-Oct-06	-5,182,408.56	-359,890.00
16-Oct-06	31,648.89	2,192.00
17-Oct-06	4,829.90	330.00
18-Oct-06	16,526.32	1,152.00
19-Oct-06	39,025.14	2,769.00
20-Oct-06	-1,146.41	-80.00
23-Oct-06	1,211.17	83.00
24-Oct-06	-9,990.29	-691.00

Date	$ Consideration	Net Trade
27-Oct-06	5,684.19	378.00
30-Oct-06	20,443.37	1,377.00
31-Oct-06	6,104.93	414.00
2-Nov-06	-2,797,692.20	-188,270.00
9-Nov-06	-99,216.60	-6,881.00
13-Nov-06	12,185.65	890.00
14-Nov-06	1,460,528.97	106,604.00
15-Nov-06	3,744,020.12	275,000.00
16-Nov-06	1,312,169.52	100,000.00
17-Nov-06	806,825.15	60,504.00
22-Nov-06	5,582.41	416.00
23-Nov-06	10,133.43	722.00
24-Nov-06	6,266.99	447.00
27-Nov-06	10,430.92	768.00
28-Nov-06	6,392.53	483.00
29-Nov-06	1,075,443.26	80,000.00
30-Nov-06	-34,134.06	-2,463.00
1-Dec-06	-988,965.11	-72,010.00
4-Dec-06	-171,281.95	-12,610.00
5-Dec-06	1,370,416.98	101,920.00
6-Dec-06	303,296.42	22,500.00
7-Dec-06	7,669.23	570.00
8-Dec-06	1,002,893.72	74,194.00
11-Dec-06	1,144,823.33	83,948.00
12-Dec-06	-635,432.39	-46,629.00
13-Dec-06	1,915,251.19	140,952.00
14-Dec-06	1,326,190.14	97,658.00
15-Dec-06	549,273.42	40,000.00
18-Dec-06	1,206,025.67	88,423.00

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme UNITED GROUP LTD

ACN/ARSN ABN 85 009 180 287

1. Details of substantial holder (1)

Name CONCORD CAPITAL

ACN/ARSN (if applicable) 092 842 889

There was a change in the interests of the substantial holder on 05/01/2007

The previous notice was given to the company on 21/12/2006

The previous notice was dated 18/12/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FULLY PAID ORDINARY SHARES	6,940,947	5.02%	8,439,804	6.10%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	REFER TO ANNEXURE A		REFER TO ANNEXURE B		

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		REFER TO ANNEXURE C			

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CONCORD CAPITAL LTD	LEVEL 10, 6-10 O'CONNELL STREET SYDNEY NSW 2000

Signature

print name GARRY DUNCAN capacity COMPANY SECRETARY

sign here date / /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

CONCORD
CAPITAL

Annexure A of Form 604 – Notice of Change of Substantial Holder.

Details of registered shareholdings as at 18 December 2006

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	272,301
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	149,669
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,056,456
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	579,364
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	285,253
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	56,164
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	167,415
Bond Street Custodians Limited	Level 26, 20 Bond Street, Sydney NSW 2001	156,138
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,202,192
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	1,485,600
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	767,966
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	698,160
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	64,269
Total		**6,940,947**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.

CONCORD
CAPITAL

Annexure B of Form 604 – Notice of Change of Substantial Holder.

Details of net trades between 18 December 2006 and 05 January 2007.

Date	$ Consideration	Net Trade
19-Dec-06	953,904.35	69,602.00
20-Dec-06	3,545,272.81	258,006.00
21-Dec-06	183,989.59	13,258.00
27-Dec-06	-94,264.80	-6,811.00
29-Dec-06	53,597.25	3,864.00
3-Jan-07	9,753,405.09	699,076.00
4-Jan-07	442,310.31	31,862.00
5-Jan-07	5,928,192.63	430,000.00

CONCORD
CAPITAL

Annexure C of Form 604 – Notice of Change of Substantial Holder.

Details of registered shareholdings as at 05 January 2007

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	326,837
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	181,938
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,284,199
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	704,286
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	346,774
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	68,262
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	193,629
Bond Street Custodians Limited	Level 26, 20 Bond Street, Sydney NSW 2001	189,835
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,461,395
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	1,805,857
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	933,224
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	865,442
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	78,126
Total		**8,439,804**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	UNITED GROUP LTD
ACN/ARSN	ABN 85 009 180 287

1. Details of substantial holder (1)

Name	CONCORD CAPITAL
ACN/ARSN (if applicable)	092 842 889

There was a change in the interests of the substantial holder on	15/01/2007
The previous notice was given to the company on	09/01/2007
The previous notice was dated	05/01/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FULLY PAID ORDINARY SHARES	8,439,804	6.10%	9,842,896	7.11%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	REFER TO ANNEXURE A		REFER TO ANNEXURE B		

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		REFER TO ANNEXURE C			

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CONCORD CAPITAL LTD	LEVEL 10, 6-10 O'CONNELL STREET SYDNEY NSW 2000

Signature

print name	GARRY DUNCAN	capacity	COMPANY SECRETARY
sign here		date	/ /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

CONCORD
C A P I T A L

Annexure A of Form 604 – Notice of Change of Substantial Holder.

Details of registered shareholdings as at 05 January 2007

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	326,837
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	181,938
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,284,199
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	704,286
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	346,774
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	68,262
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	193,629
Bond Street Custodians Limited	Level 26, 20 Bond Street, Sydney NSW 2001	189,835
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,461,395
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	1,805,857
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	933,224
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	865,442
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	78,126
Total		**8,439,804**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.

CONCORD
CAPITAL

Annexure B of Form 604 – Notice of Change of Substantial Holder.

Details of net trades between 05 January 2007 and 15 January 2007.

Date	$ Consideration	Net Trade
8-Jan-07	919,287.48	67,250.00
9-Jan-07	3,174,243.90	232,068.00
10-Jan-07	2,575,853.66	190,000.00
11-Jan-07	4,919,749.71	368,461.00
12-Jan-07	2,786,052.45	207,015.00
15-Jan-07	4,499,769.50	338,298.00

CONCORD
CAPITAL

Annexure C of Form 604 – Notice of Change of Substantial Holder.

Details of registered shareholdings as at 15 January 2007

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	385,224
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	211,866
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,495,433
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	818,625
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	403,830
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	79,480
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	225,344
Bond Street Custodians Limited	Level 26, 20 Bond Street, Sydney NSW 2001	221,126
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,701,778
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	2,102,877
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,086,493
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	1,019,843
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	90,977
Total		**9,842,896**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.

Wallara
Asset Management Pty Ltd

Level 3
100 Collins Street
Melbourne 3000
Tel: (03) 9654 9500
Fax: (03) 9654 9600

ATTENTION	:	ASX Announcements Office	**DATE**	:	18 January 2007
			FAX NUMBER	:	1900 999 279
FROM	:	Glen Thomson	**TOTAL PAGES Including Header**	:	6

IF YOU DO NOT RECEIVE ALL PAGES, PLEASE TELEPHONE IMMEDIATELY

Dear Sir / Madam,

Please find attached Wallara Asset Management's Form 603: Notice of Initial Substantial Holder in United Group Limited.

Kind regards

Glen Thomson
Company Secretary

AFS Licence No: 246547

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme UNITED GROUP LIMITED

ACN/ARSN 009 180 287

1. Details of substantial holder (1)

Name WALLARA ASSET MANAGEMENT PTY LTD

ACN/ARSN (if applicable) 070 367 341

The holder became a substantial holder on 17/1/07

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY	7,178,729	7,178,729	5.19%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
WALLARA ASSET MANAGEMENT PTY LTD	INVESTMENT MANAGEMENT (POWER TO CONTROL VOTING	ORDINARY SHARES
	AND/OR DISPOSAL OF SECURITIES)	7,178,729

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
REFER ANNEXURE A			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
REFER ANNEXURE B				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
NALLARA ASSET	LEVEL 3, 100 COLLINS STREET,
MANAGEMENT PTY LTD	MELBOURNE, VIC, 3000

Signature

print name GLEN THOMSON capacity COMPANY SECRETARY

sign here [signature] date 18 / 1 / 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

ANNEXURE A: DETAILS OF PRESENT REGISTERED HOLDERS

Wallara Asset Management Pty Ltd
ABN: 15 070 357 341

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class of securities	Number of securities
Wallara Asset Management Pty Ltd	National Nominees Limited	TJF Pty Ltd	Ordinary	1,200
Wallara Asset Management Pty Ltd	UBS Private Clients Australia Nominees Pty Ltd	Beaton Consulting Pty Ltd	Ordinary	7,800
Wallara Asset Management Pty Ltd	UBS Private Clients Australia Nominees Pty Ltd	Cooper Family Superannuation Fund	Ordinary	1,900
Wallara Asset Management Pty Ltd	National Nominees Limited	Emergency Services Superannuation Scheme	Ordinary	308,958
Wallara Asset Management Pty Ltd	ANZ Nominees Limited	Fiducian Australian Shares Fund	Ordinary	54,771
Wallara Asset Management Pty Ltd	UBS Private Clients Australia Nominees Pty Ltd	Uawa Superannuation Fund	Ordinary	4,800
Wallara Asset Management Pty Ltd	Merrill Lynch Equity Margins Ltd	EB Weate	Ordinary	680
Wallara Asset Management Pty Ltd	UBS Private Clients Australia Nominees Pty Ltd	JH Summons	Ordinary	660
Wallara Asset Management Pty Ltd	JP Morgan Nominees Australia Ltd	AustralianSuper	Ordinary	1,103,938
Wallara Asset Management Pty Ltd	Goldman Sachs JB Were Pty Ltd	Stitt Superannuation Fund	Ordinary	1,460
Wallara Asset Management Pty Ltd	UBS Private Clients Australia Nominees Pty Ltd	Yasmar Superannuation Fund	Ordinary	640
Wallara Asset Management Pty Ltd	UBS Private Clients Australia Nominees Pty Ltd	TF & PM Spring	Ordinary	2,400
Wallara Asset Management Pty Ltd	UBS Private Clients Australia Nominees Pty Ltd	Roto Pty Ltd	Ordinary	1,700
Wallara Asset Management Pty Ltd	UBS Private Clients Australia Nominees Pty Ltd	Franklin Super Fund	Ordinary	340
Wallara Asset Management Pty Ltd	UBS Private Clients Australia Nominees Pty Ltd	Cottier	Ordinary	1,550
Wallara Asset Management Pty Ltd	ANZ Nominees Limited	Meat Industry Employees Superannuation Fund	Ordinary	90,784
Wallara Asset Management Pty Ltd	National Nominees Limited	Transport Investment Fund	Ordinary	192,831
Wallara Asset Management Pty Ltd	National Nominees Limited	Freebody Financial Management Super Fund	Ordinary	1,500
Wallara Asset Management Pty Ltd	National Nominees Limited	Freebody Investment Trust	Ordinary	330
Wallara Asset Management Pty Ltd	National Nominees Limited	MacKillop Family Services	Ordinary	3,600
Wallara Asset Management Pty Ltd	Cogent Nominees Ltd	MasterSuper	Ordinary	98,068
Wallara Asset Management Pty Ltd	National Nominees Limited	National Australia Bank Group Superannuation	Ordinary	403,726
Wallara Asset Management Pty Ltd	National Nominees Limited	CARE Super	Ordinary	321,997
Wallara Asset Management Pty Ltd	National Nominees Limited	Rio Tinto Staff Superannuation Fund	Ordinary	264,908
Wallara Asset Management Pty Ltd	State Street Australia Ltd	MLC I Pool - Wallara Australian Equities Trust	Ordinary	880,119
Wallara Asset Management Pty Ltd	JP Morgan Nominees Australia Ltd	Intech Australian Shares Active Trust	Ordinary	334,697
Wallara Asset Management Pty Ltd	National Nominees Limited	Mercer Investment Nominees Limited	Ordinary	895,280
Wallara Asset Management Pty Ltd	Cogent Nominees Ltd	SCS Super Pty Limited	Ordinary	240,972
Wallara Asset Management Pty Ltd	State Street Australia Ltd	IPAC Asset Management Limited	Ordinary	611,663
Wallara Asset Management Pty Ltd	JP Morgan Nominees Australia Ltd	ARIA Investments Trust	Ordinary	872,552
Wallara Asset Management Pty Ltd	JP Morgan Nominees Australia Ltd	SAS Trustee Corp	Ordinary	472,707
				7,178,729

This is annexure A of 1 page referred to in Form 603
Page 1 of 1

Signed: [signature]

Date: 18 JANUARY 2007

ANNEXURE B: CONSIDERATION

Wallara Asset Management Pty Ltd
ABN: 15 070 367 341

Holder of relevant interest	Class of securities
Wallara Asset Management Pty Ltd	Ordinary

Type of transaction	Trade date	No. of securities	Cash consideration	Non-cash consideration
Purchase	27/06/2006	421,839	5,565,843	-
	28/06/2006	131,323	1,786,269	-
	29/06/2006	127,500	1,782,851	-
	30/06/2006	223,053	3,223,767	-
	03/07/2006	817,735	11,845,667	-
	05/07/2006	100,000	1,437,833	-
	06/07/2006	210,000	3,045,772	-
	07/07/2006	200,000	2,948,085	-
	11/07/2006	200,000	2,910,261	-
	12/07/2006	2,270	33,235	-
	13/07/2006	816,400	11,870,792	-
	14/07/2006	4,070	58,738	-
	18/07/2006	2,590	37,093	-
	27/07/2006	2,250	31,887	-
	31/07/2006	30,560	434,098	-
	04/08/2006	3,100	42,434	-
	08/08/2006	13,300	177,555	-
	09/08/2006	390	5,108	-
	15/08/2006	210	2,902	-
	04/09/2006	17,840	248,527	-
	13/09/2006	5,670	74,204	-
	19/09/2006	1,230	16,944	-
	25/09/2006	3,540	48,265	-
	29/09/2006	1,110	15,756	-
	03/10/2006	2,240	32,605	-
	05/10/2006	200	2,923	-
	17/10/2006	1,140	16,694	-
	25/10/2006	220	3,260	-
	31/10/2006	300	4,415	-
	14/11/2006	226	3,100	-
	21/11/2006	260	3,405	-
	23/11/2006	102,420	1,411,751	-
	27/11/2006	156,420	2,140,220	-
	28/11/2006	300,000	3,986,804	-
	29/11/2006	169,725	2,276,349	-
	30/11/2006	100,000	1,386,412	-
	01/12/2006	210,000	2,897,928	-
	04/12/2006	250,000	3,428,553	-
	05/12/2006	510,000	6,881,773	-
	06/12/2006	104,003	1,399,600	-
	12/12/2006	194,109	2,666,081	-
	13/12/2006	437,875	5,975,560	-
	15/12/2006	105,278	1,446,254	-
	18/12/2006	1,050	14,324	-
	19/12/2006	350	4,810	-
	20/12/2006	200,000	2,754,594	-
	21/12/2006	200,000	2,772,403	-
	22/12/2006	75,721	1,051,088	-

This is annexure B of 2 pages referred to in Form 603

Signed: [signature]

Date: 18 JANUARY 2007

Type of transaction	Trade date	No. of securities	Cash consideration	Non-cash consideration
	28/12/2006	68,009	946,311	-
	02/01/2007	125,000	1,748,984	-
	16/01/2007	330	4,380	-
	17/01/2007	300,000	3,958,857	-
Purchase Total		6,950,856	96,863,327	-
Sale	03/08/2006	(4,260)	(57,681)	-
	08/08/2006	(13,300)	(177,555)	-
	24/08/2006	(595)	(8,028)	-
	25/08/2006	(290)	(3,996)	-
	13/10/2006	(2,290)	(32,921)	-
	09/01/2007	(350)	(4,779)	-
	16/01/2007	(1,150)	(15,224)	-
Sale Total		(22,225)	(300,184)	-
Transfer in	13/07/2006	119,480	-	1,750,382
	21/07/2006	14,957	-	213,586
	05/09/2006	135,791	-	1,898,358
	25/10/2006	59,495	-	859,108
Transfer in Total		329,723	-	4,721,434
Transfer out	03/08/2006	(21,972)	-	(298,819)
	28/08/2006	(57,653)	-	(795,035)
Transfer out Total		(79,625)	-	(1,093,854)
Grand Total		7,178,729	96,563,143	3,627,580

This is annexure B of 2 pages referred to in Form 603
Page 2 of 2

Signed: [signature]

Date: 18 JANUARY 2007

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos	**DATE:**	19 January 2007
PAGES :	15 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Change of Director's Interest Notices as a result of shares acquired under the Directors' Deferred Share Plan and the Directors' Retirement Share Plan on behalf of the following Directors:

- Trevor Rowe
- Bruno Camarri
- Richard E Elliot
- Richard Humphry
- John Ingram
- David Young
- Richard White

Yours faithfully

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor C. Rowe
Date of last notice	20 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 January 2007
No. of securities held prior to change	65,978
Class	1. Ordinary shares 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. 6 – Ordinary shares 2. 373 – Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5089.97
No. of securities held after change	66,357
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruno Giovanni Camarri
Date of last notice	20 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 January 2007
No. of securities held prior to change	78,455
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	255 – Ordinary Shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,424.65
No. of securities held after change	78,710
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	20 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	19 January 2007
No. of securities held prior to change	24,876
Class	1. Ordinary shares 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. 273- Ordinary shares 2. 164 - Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,868.91
No. of securities held after change	25,313
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	20 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 January 2007
No. of securities held prior to change	104,939
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	166 - Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,229.38
No. of securities held after change	105,105
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	20 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 January 2007
No. of securities held prior to change	51,144
Class	1. Ordinary shares 2. Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	1. 297 - Ordinary shares 2. 198 - Ordinary shares restricted as to trading
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,647.85
No. of securities held after change	51,639
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	20 December 2006

Part 1 – Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 January 2007
No. of securities held prior to change	95,646
Class	Ordinary shares restricted as to trading until retirement from United Group Limited
Number acquired	182
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,444.26
No. of securities held after change	95,828
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard White
Date of last notice	20 December 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 January 2007
No. of securities held prior to change	3,181
Class	Ordinary Shares
Number acquired	149
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,001.07
No. of securities held after change	3,330
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

UnitedGroup Limited

ASX/MEDIA RELEASE

29 January 2007

United Group finalises terms for $300 million of projects

Leading infrastructure and services company United Group Limited (ASX:UGL) today confirmed that it has finalised terms for works associated with the North-South Bypass Tunnel, Brisbane and various road and rail transport projects. The total value of the new works is approximately $300 million.

United Group Infrastructure has been nominated Mechanical & Electrical (M&E) subcontractor to the Leighton Contractors and Baulderstone Hornibrook/Bilfinger Berger Joint Venture who will build the North South Bypass Tunnel. Works include design, installation and commissioning of all electrical, mechanical, controls, communications and fire services, as well as ongoing maintenance of the M&E services for five years.

United Group's Managing Director and CEO Mr Richard Leupen said: "These are excellent projects to secure. They highlight the fact that the Group continues to benefit from areas that are driving Australia's economic growth – essential infrastructure spending.

"The North-South Bypass Tunnel project illustrates continued spending on road infrastructure to support major population centres. United Group Infrastructure is well placed in this market and is recognised as the leader in electrical and mechanical services for road and tunnel infrastructure projects. Particularly pleasing about this project is the five-year ongoing maintenance component.

"The pipeline of bidding activity in essential infrastructure and resources is healthy, and United Group is well placed to continue to secure growth projects in the very buoyant infrastructure sector," Mr Leupen said.

- Ends -

For further information, please contact:
Richard Leupen, Managing Director & CEO, United Group Limited: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as: engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	1 February 2007
PAGES :	8 (including this page)		
SUBJECT:	**New Issue Options**		

Please find attached an Appendix 3B for the award of 55,289 options under the Employee Share Option Plan.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unquoted Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	55,289
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options with an exercise price of $13.52 vesting in three tranches (2009, 2010, 2011) and expiring on 31 December 2011.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options awarded under Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	138,378,298	Ordinary shares

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Total**	**7,758,020**	Unquoted Options
		Options	Exercise Price ($)	Expiry Date
		83,334	4.49	31/12/2007
		83,334	5.16	31/12/2007
		20,000	5.30	31/12/2007
		33,334	6.28	31/12/2007
		246,668	7.23	31/12/2008
		200,000	7.50	31/12/2008
		66,667	7.64	31/12/2008
		948,600	10.73	31/12/2008
		103,100	11.39	31/12/2008
		155,000	9.34	31/12/2009
		1,403,000	4.45	31/12/2009
		646,000	13.75	31/12/2009
		300,000	7.64	31/12/2010
		1,350,000	13.77	31/08/2011
		400,000	10.83	31/12/2011
		557,057	13.09	31/12/2011
		387,562	14.30	31/12/2011
		383,600	13.75	31/12/2011
		390,764	13.52	31/12/2011

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?	
31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b) – Not applicable

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 February 2007
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

+ See chapter 19 for defined terms.

Appendix 4D

Name of entity

UNITED GROUP LIMITED

ABN or equivalent company reference	Financial half-year ended ('current period')
85 009 180 287	31 December 2006

Results for announcement to the market

				$A'000
Revenues from ordinary activities	Up/~~down~~	17.7%	to	1,306,215
Profit (~~loss~~) from ordinary activities after tax attributable to members	~~Up~~/down	1.5%	to	35,339
Profit (loss) from extraordinary items after tax attributable to members	gain (loss) of	-		-
Net profit (~~loss~~) for the period attributable to members	~~Up~~/down	1.5%	to	35,339

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend	20.0¢	20.0¢

+Record date for determining entitlements to the dividend,	23 February 2007

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Please refer to attached press release.

Interim Financial Report
31 December 2006

United Group Limited
ACN 009 180 287
ABN 85 009 180 287
www.unitedgroupltd.com

Contents

Corporate Directory

Directors
Trevor C Rowe AM
Non-executive Chairman

Bruno G Camani
Non-executive Deputy Chairman

RG (Sandy) Elliot
Non-executive Director

Richard Humphry AO
Non-executive Director

John W Ingram
Non-executive Director

Richard A Leupen
Managing Director and
Chief Executive Officer

Richard D White
Non-executive Director

David J Young
Non-executive Director

Chief Financial Officer
David J Irvine

Company Secretaries
Lyn Nikolopoulos
David Simpson

Registered Office
Level 7
40 Miller Street
North Sydney NSW 2060

Auditors
KPMG
10 Shelley Street
Sydney NSW 2000

Share Registry
Link Market Services
680 George Street
Sydney NSW 2000

Telephone: 1800 200 296
Overseas: +61 2 8280 7796

Stock Exchange Listing
United Group Limited (UGL.AX) shares are quoted on the Australian Securities Exchange

United Group Limited
Level 7
40 Miller Street
North Sydney NSW 2060

Telephone: +61 2 9492 8800
Facsimile: +61 2 9492 8844
Email: uglinfo@unitedgroupltd.com
Website: www.unitedgroupltd.com

United Group Infrastructure
Level 10
2 Elizabeth Plaza
North Sydney NSW 2060

Telephone: +61 2 9492 7100
Facsimile: +61 2 9966 4955
Email: ugi.information@unitedgroupltd.com

United Group Rail
3 Bridge Street
Pymble NSW 2073

Telephone: +61 2 9488 4888
Facsimile: +61 2 9488 4955
Email: railinfo@unitedgroupltd.com

United Group Resources
Level 13
140 St Georges Terrace
Perth WA 6000

Telephone: +61 8 9324 6325
Facsimile: +61 8 9324 6320
Email: resourcesinfo@unitedgroupltd.com

United Group Services
Level 30
2 Lonsdale Street
Melbourne VIC 3000

Telephone: +61 3 9631 7800
Facsimile: +61 3 9631 7610
Email: servicesinfo@unitegroupltd.com

Directors' Report

The Board of Directors of United Group Limited has pleasure in submitting its consolidated interim financial report in respect of the financial half year ended 31 December 2006 and the review report thereon.

Directors

The names of the directors in office during or since the end of the half year are:

Name	Appointed
Trevor C Rowe AM - Non-Executive Chairman	September 2002
Bruno G Camarri - Non-Executive Deputy Chairman	October 1994
RG (Sandy) Elliot - Non-Executive Director	October 2004
Richard Humphry AO - Non-Executive Director	October 2004
John W Ingram - Non-Executive Director	April 2003
Richard A Leupen - Managing Director & Chief Executive Officer	October 2000
Richard D White - Non-Executive Director	July 2006
David J Young - Non-Executive Director	June 1994

Unless indicated otherwise, all directors held their position as a director throughout the entire half year and up to the date of this report.

Principal activities

United Group Limited is a diversified infrastructure and industrial services group which has operations in mechanical and electrical engineering, fabrication, manufacturing, maintenance, construction and business process outsourcing including property services.

United Group has 11,500 employees in Australia, New Zealand, Asia and the United States and has a client base that includes local and national governments and blue chip corporations.

United Group is structured into four business lines:

- **United Group Infrastructure** is an Australian market leading provider of industrial maintenance, manufacturing and engineering services to sectors as diverse as water, power, transport, communications and defence. The business operates throughout Australia, New Zealand and Southeast Asia.
- **United Group Rail** is Australia's foremost provider of design, manufacturing, engineering, maintenance and spare parts solutions to the rail and light rail sectors.
- **United Group Resources** provides manufacturing, project management, construction, maintenance and asset management services to clients in the resources, oil and gas, petrochemicals, chemicals and minerals industries.
- **United Group Services** is Australia's premier independent outsourcing company with global operations including Asia and the United States. Service delivery solutions include corporate real estate, facilities management, finance and accounting, human resource management, procurement and learning.

Results

The consolidated profit of the consolidated entity, attributable to shareholders of the Company, for the half year was $35,339,000 after income tax (half year to 31 December 2005: $35,869,000). This result includes the write off of the Sydney Rail PPP tender costs of $12,644,000 (after income tax).

Dividends paid or to be paid

The following dividends on issued ordinary shares of United Group have been paid or declared since the end of the previous financial year:

Final ordinary dividend of 24 cents per share, fully franked, paid on 8 September 2006	$32,943,643
Interim ordinary dividend of 20 cents per share, fully franked, to be paid on 9 March 2007	$27,676,000

Review of Operations

United Group Infrastructure

Revenue increased 50% to $331.5 million and EBIT was up 40% to $17.1 million. The power and water sectors delivered strong performances and operations in Asia continued to trade well. The business continues to win new work, and major tunnelling services and rail infrastructure projects have been secured.

United Group Rail

United Group Rail delivered first half revenue of $546.9 million and EBIT of $32.4 million, up 25% before accounting for Sydney Rail PPP tender costs. As a result of the Rail PPP, United Group Rail wrote off tender costs of $18.1 million which impacted on earnings. During the period United Group Rail secured a number of orders for locomotives and coal and iron wagons to service the Western Australian resource market. United Group Rail also delivered the Hunter Valley diesel electric passenger cars and the OSCAR into service.

United Group Resources

United Group Resources produced EBIT up 32% to $17.6 million and an EBIT/sales margin of 8.2%. Revenue was slightly down due to transition to new major projects. The performance reflects a move away from large construction projects to a focus on asset services. The Asset Services division has won new work in the oil & gas and coal markets.

United Group Services

United Group Services increased sales by 71% to $216.3 million and EBIT 167% to $23.8 million. The acquisition of Equis contributed to this growth. New contracts were secured in all key markets – Australia, Singapore, United States and New Zealand – for both government departments and other blue chip customers. Key contracts were also re-signed.

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 4 and forms part of the directors' report for the half year ended 31 December 2006.

Rounding of amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in the interim consolidated financial report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of directors.

TREVOR C ROWE AM Chairman	RICHARD A LEUPEN Director

Sydney
9 February 2007

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001 to the directors of United Group Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half year ended 31 December 2006 there have been:

i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and
ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

Mark Epper
Partner

Sydney
9 February 2007

Consolidated Interim Income Statement for the Half Year Ended 31 December 2006

	Note	Consolidated 31 December 2006 $000	31 December 2005 $000
Services revenue		1,092,254	836,801
Sale of goods revenue		210,173	270,775
Interest revenue		2,033	1,858
Other revenue		1,755	212
Total revenue		**1,306,215**	**1,109,646**
Raw materials and consumables		(466,678)	(468,135)
Employment costs		(524,393)	(405,655)
Depreciation and amortisation		(14,791)	(11,089)
Subcontractor costs		(155,301)	(123,349)
Finance costs		(15,578)	(7,439)
Communication costs		(7,008)	(4,183)
Insurance costs		(6,016)	(4,130)
Motor vehicles expenses		(14,525)	(6,375)
Travel costs		(11,090)	(4,617)
Other expenses		(29,842)	(30,463)
Write off of StarTransit tender costs		(18,063)	-
Share of net profits of joint ventures accounted for using the equity method		7,715	2,068
Profit before income tax expense		**50,645**	**46,279**
Income tax expense	3	(15,830)	(11,003)
Profit for the period		**34,815**	**35,276**
Attributable to:			
Shareholders of the Company		35,339	35,869
Minority Interest		(524)	(593)
Profit for the period		**34,815**	**35,276**
Basic earnings per share (cents per share)		26.0	28.9
Diluted earnings per share (cents per share)		25.4	28.4

The accompanying Notes form an integral part of the Income Statement.

Consolidated Interim Statement of Recognised Income and Expense for the Half Year Ended 31 December 2006

	Note	Consolidated 31 December 2006 $000	Consolidated 31 December 2005 $000
Cash flow hedges:			
Gains/ (losses) taken to equity		(1,835)	(9,444)
Transferred to the initial carrying amount of the hedged items		1,780	3,278
Exchange differences on translation of foreign operations		(773)	2,029
Income and Expense recognised directly in equity	4	**(828)**	**(4,137)**
Profit for the period		**34,815**	**35,276**
Total recognised income and expense for the period	4	**33,987**	**31,139**
Attributable to:			
Shareholders of the Company		34,511	31,732
Minority Interest		(524)	(593)
Total recognised income and expense for the period	4	**33,987**	**31,139**

The accompanying Notes form an integral part of the Statement of Recognised Income and Expense.

Consolidated Interim Balance Sheet as at 31 December 2006

	Note	Consolidated 31 December 2006 $000	Consolidated 30 June 2006 $000
Current Assets			
Cash and cash equivalents		139,636	95,782
Trade and other receivables		333,383	300,125
Inventories		187,492	225,530
Income tax receivable		4,701	1,020
Other financial assets		120	1,667
Other		68,311	56,688
Total Current Assets		**733,643**	**680,812**
Non-Current Assets			
Trade and other receivables		192	-
Investments accounted for using the equity method	12	12,027	1,838
Other financial assets		-	290
Property, plant and equipment		138,626	136,209
Intangible assets		622,969	486,137
Deferred tax assets		22,969	29,761
Other		22,425	21,445
Total Non-Current Assets		**819,208**	**675,630**
Total Assets		**1,552,851**	**1,356,492**
Current Liabilities			
Trade and other payables		382,494	371,837
Interest bearing loans and borrowings		4,431	5,110
Other financial liabilities		3,330	2,801
Income tax payable		5,997	29,468
Provisions		119,481	130,575
Total Current Liabilities		**515,733**	**539,791**
Non-Current Liabilities			
Interest bearing loans and borrowings		423,808	255,730
Other financial liabilities		111	465
Deferred tax liabilities		2,805	149
Provisions		47,233	39,543
Total Non-Current Liabilities		**473,957**	**295,937**
Total Liabilities		**989,690**	**835,728**
Net Assets		**563,161**	**520,764**
Equity			
Issued capital	4	462,592	423,387
Reserves	4	1,054	(267)
Retained earnings	4	99,993	97,598
Total equity attributable to:			
Shareholders of the Company		563,639	520,718
Minority Interest	4	(478)	46
Total Equity		**563,161**	**520,764**

The accompanying Notes form an integral part of the Balance Sheet.

Consolidated Interim Statement of Cash Flows for the Half Year Ended 31 December 2006

	Note	Consolidated 31 December 2006 $000	Consolidated 31 December 2005 $000
Cash flows from operating activities			
Cash receipts from customers		1,394,960	1,186,024
Cash payments to suppliers and employees		(1,255,693)	(1,140,313)
Interest received		2,050	1,851
Interest and other costs of finance paid		(17,848)	(7,323)
Distributions from joint venture entities		1,423	483
GST paid		(52,504)	(22,251)
Income taxes paid		(33,264)	210
Other		(805)	142
Net cash from operating activities		**38,319**	**18,823**
Cash flows from investing activities			
Payments for plant and equipment		(13,781)	(9,426)
Proceeds from sale of plant and equipment		2,317	5
Payment for software		(3,065)	(3,694)
Project establishment costs		(1,442)	-
Payment for controlled entities (net of cash acquired & other adjustments)		(155,889)	(243,548)
Payments for investments		(371)	(88)
Other		1,681	101
Net cash from investing activities		**(170,550)**	**(256,650)**
Cash flows from financing activities			
Net proceeds from issue of shares & conversion of options		39,205	42,364
Proceeds from borrowings		308,475	268,695
Repayment of borrowings		(134,553)	(28,492)
Payment of finance lease liabilities		(2,151)	(3,466)
Dividends paid		(32,944)	(21,185)
Net cash from financing activities		**178,032**	**257,916**
Net increase in cash and cash equivalents		**45,801**	**20,089**
Cash and cash equivalents at the beginning of the financial period		**95,782**	**49,913**
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(1,947)	713
Cash and cash equivalents at the end of the financial period		**139,636**	**70,715**

The accompanying Notes form an integral part of the Statement of Cash Flows.

Notes to the Consolidated Interim Financial Statements

Note 1: Significant accounting policies

United Group Limited (the "Company") is a company domiciled in Australia. The consolidated interim financial report of the Company as at and for the half year ended 31 December 2006 comprises the Company and its subsidiaries (together referred to as the "consolidated entity") and the consolidated entity's interest in jointly controlled entities.

The consolidated annual financial report of the consolidated entity as at and for the year ended 30 June 2006 is available upon request from the Company's registered office at Level 7, 40 Miller Street, North Sydney or at www.unitedgroupltd.com.

The consolidated interim financial report was authorised for issue by the directors on 9 February 2007.

(i) Statement of compliance

The consolidated interim financial report is a general purpose financial report which has been prepared in accordance with AASB 134: *Interim Financial Reporting* and the Corporations Act 2001.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the consolidated entity as at and for the year ended 30 June 2006.

(ii) Basis of preparation

The financial report is presented in Australian dollars. The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Except as described below, the accounting policies applied by the consolidated entity in this consolidated interim financial report are the same as those applied by the consolidated entity in its consolidated financial report as at and for the year ended 30 June 2006.

The consolidated entity adopted an amendment to AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement as at 1 July 2006. AASB 2005-9 Amendments to Australian Accounting Standards (September 2005) requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. The adoption of this policy had no impact on the consolidated entity.

This financial report has been prepared in accordance with the historical cost convention and except for derivative financial instruments, which are stated at fair value, does not take into account changing money values or fair values of assets.

The accounting policies used have been consistently applied by each entity in the consolidated entity.

(iii) Estimates

The preparation of an interim financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

In preparing this consolidated interim financial report the significant judgements made by management in applying the consolidated entity's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial report as at and for the year ended 30 June 2006.

Note 2: Statement of operations by segments

Business Segments

United Group Limited is a diversified infrastructure and industrial services group which has operations in mechanical and electrical engineering, fabrication, manufacturing, maintenance, construction and business process outsourcing including property services.

United Group has 11,500 employees in Australia, New Zealand, Asia and the United States and has a client base that includes local and national governments and blue chip corporations. The consolidated entity comprises of the following main business segments:

United Group Infrastructure provides industrial maintenance, manufacturing and engineering services to sectors as diverse as water, power, transport, communications and defence. The business operates throughout Australia, New Zealand and Southeast Asia.

United Group Rail is a provider of design, manufacturing, engineering, maintenance and spare parts solutions to the rail and tram sectors in Australia and New Zealand.

United Group Resources provides manufacturing, project management, construction, maintenance and asset management services to clients in the resources industry in Australia: upstream and downstream oil and gas, petrochemicals, chemicals and minerals industry.

United Group Services is an outsourcing company with operations in Australia, New Zealand, Asia and the United States. Service delivery solutions include corporate real estate, facilities management, finance and accounting, human resource management, procurement and learning.

Business Segments

31 December 2006 $000	Infrastructure	Rail	Resources	Services	Elim	Consolidated
Segment Revenue:						
- External sales	331,450	546,941	209,844	214,192	-	1,302,427
- Intersegment	-	-	4,011	2,118	(6,129)	-
- Other revenue	-	3	1,678	-	-	1,681
- Unallocated						74
Total Revenue	331,450	546,944	215,533	216,310	(6,129)	1,304,182
Segment result (before financing costs and tax)	12,199	14,894	15,122	24,009	-	66,224
Unallocated						(9,749)
Share of joint ventures net profit	5,302	-	2,452	(39)	-	7,715
Net financing costs						(13,545)
Profit before tax						50,645
Income tax expense						(15,830)
Net profit after tax						34,815

31 December 2005 $000	Infrastructure	Rail	Resources	Services	Elim	Consolidated
Segment Revenue:						
- External sales	221,476	528,996	232,909	124,195	-	1,107,576
- Intersegment	-	-	3,718	2,047	(5,765)	-
- Other revenue	-	85	-	-	-	85
- Unallocated						127
Total Revenue	221,476	529,081	236,627	126,242	(5,765)	1,107,788
Segment result (before financing costs and tax)	10,423	26,488	13,330	8,589	-	58,830
Unallocated						(9,038)
Share of joint ventures net profit	1,523	-	450	95	-	2,068
Net financing costs						(5,581)
Profit before tax						46,279
Income tax expense						(11,003)
Net profit after tax						35,276

Note 3: Income tax expense

The tax on profit includes a reduction in tax expense of $1,250,000 (December 2005 : $3,364,000) in relation to research and development claims.

Note 4: Capital and reserves

Reconciliation of movement in capital and reserves attributable to shareholders of the Company

Consolidated 2006 $000	Translation reserve	Hedging reserve	Employee equity benefit reserve	Total reserves	Share capital	Retained earnings	Total	Minority Interest	Total Equity
Balance at 1 July 2006	(2,998)	(3,266)	5,997	(267)	423,387	97,598	520,718	46	520,764
Total recognised income and expense	(773)	(55)		(828)		35,339	34,511	(524)	33,987
Shares issued					39,205		39,205		39,205
Equity settled share based payments			2,149	2,149			2,149		2,149
Dividends to shareholders						(32,944)	(32,944)		(32,944)
Balance at 31 December 2006	(3,771)	(3,321)	8,146	1,054	462,592	99,993	563,639	(478)	563,161
Consolidated 2005 $000									
Balance at 1 July 2005	(572)	-	3,147	2,575	261,200	65,146	328,921	-	328,921
Total recognised income and expense	2,029	(6,166)		(4,137)		35,869	31,732	(593)	31,139
Shares issued					42,364		42,364		42,364
Equity settled share based payments			1,562	1,562			1,562		1,562
Dividends to shareholders						(21,185)	(21,185)		(21,185)
Balance at 31 December 2005	1,457	(6,166)	4,709		303,564	79,830	383,394	(593)	382,801

Note 5: Share Capital

	Consolidated	
	31 December 2006 $000	30 June 2006 $000
(a) Share capital		
137,078,298 (30 June 2006 - 133,471,928) ordinary shares	462,592	423,387

(i) On 28 July 2006 the Company issued 2,459,920 shares under the Share Purchase Plan (SPP). The SPP enabled United Group shareholders to purchase up to 390 shares at $12.80 per share. The shares were issued to partially fund the acquisition of Equis Corporation.

(ii) On 8 November 2006 the Company issued 339,116 shares to Mr R Leupen at $12.80 per share.

(iii) At various dates throughout the half year ended 31 December 2006, the Company issued 807,334 shares, pursuant to the exercise of options under the Employee Share Option Scheme, at exercise prices ranging between $2.99 and $7.64.

The number of ordinary shares noted above differs to the share registry by 1,300,000. This is the number of treasury shares which are excluded under AASB 132: Financial Instruments: Disclosure and Presentation.

Note 6: Dividends

	Consolidated	
	31 December 2006 $000	31 December 2005 $000
Dividends recognised in the current year by the Company are:		
Final dividend of 24 cents (2005 – 20 cents) per share, fully franked paid on 8 September 2006	32,944	21,185
Total dividends paid	32,944	21,185
Dividends not recognised at the half year		
In addition to the above dividends, since the half year end the directors have recommended the payment of an interim dividend of 20 cents (2005 – 20 cents) per share fully franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 9 March 2007 not recognised as a liability at half year end.	27,676	25,060

Note 7: Acquisitions of subsidiaries

Equis Corporation

On 19 July 2006 United Group USA Inc (wholly owned subsidiary of United Group Limited) acquired the business of Equis Corporation (Equis) for a consideration of $163,596,145 (US $120 million) with a potential additional $16 million (US $12 million) payment to the vendor based on future growth projections. The business is a US based provider of comprehensive Corporate Real Estate Services (CRE). In the period to 31 December 2006 the business contributed net profit before tax of $13,170,000 to the consolidated net profit for the year. If the acquisition had occurred on 1 July 2006, the contribution to net revenue would have been $71,835,373 and net profit would have been $14,598,072. The proforma revenue and net profit have been determined on the basis of extrapolation of post acquisition profit and have been calculated using the Group's accounting policies. The acquisition was funded through debt and equity.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $000	United recognised values	Provisional fair value adjustments	Original carrying amounts
Cash and cash equivalents	4,613		4,613
Trade and other receivables	29,766		29,766
Property, plant and equipment	2,292		2,292
Other assets	2,776		2,776
Trade and other payables	(22,582)		(22,582)
Other financial liabilities	(60)		(60)
Provisions	(249)		(249)
Net identifiable assets and liabilities	16,556	-	16,556
Goodwill on acquisition	151,238		
Consideration	167,794		
Cash acquired	(4,613)		
Net cash outflow	163,181		

The consideration above includes acquisition costs of $4,197,855.

A detailed review of the intangible assets of the company is currently being undertaken to identify those assets that should be separately distinguished from goodwill within the financial statements.

The acquisition accounting is provisional as the purchase agreement includes additional consideration in the form of an earn out payment of USD $12,000,000 should certain profitability milestones be achieved. If required the earn out would be payable during 2007.

ALSTOM ANZ

On 16 September 2005, United Group Rail Pty Limited, a wholly owned subsidiary of United Group Limited, acquired the ALSTOM transport business in Australia and New Zealand (ALSTOM ANZ) for $267,500,000 with adjustments for loan repayments reflected in the consideration below. Final consideration of $30,000,000 was paid in April 2006. In the period to 30 June 2006 the business contributed net profit before tax of $26.8 million to the consolidated profit for the year. Proforma profit as though the business has been acquired on 1 July 2005 has not been determined due to accounting adjustments made within the business prior to acquisition.

The acquisition comprised of the purchase of the transport operations of ALSTOM ANZ as well as shares in the following companies:

Company	% shares acquired
MainCo Melbourne Pty Limited	70%
United Group Melbourne Transport Limited (formerly ALSTOM Melbourne Transport Ltd)	100%
United Group Rail Fleet Services Limited (formerly Rail Fleet Services Ltd)	100%
United Group Rail (NZ) Limited (formerly ALSTOM Transport New Zealand Ltd)	100%

The acquisition of ALSTOM ANZ was funded through a combination of debt and equity.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $000	United recognised values	Fair value adjustments	Original carrying amounts
Cash and cash equivalents	37,445		37,445
Trade and other receivables	107,847		107,847
Inventories	48,767		48,767
Property, plant and equipment	29,106	4,242	24,864
Intangible assets	1,500	1,500	-
Deferred tax assets	16,111	7,406	8,705
Trade and other payables	(135,273)		(135,273)
Interest bearing loans and borrowings	(25,809)		(25,809)
Other financial liabilities	(40,812)		(40,812)
Provisions	(34,615)	(33,741)	(874)
Net identifiable assets and liabilities	4,267	(20,593)	24,860
Goodwill on acquisition	308,558		
Total consideration	312,825		
Add consideration receivable	2,874		
Less cash acquired	(37,445)		
Net cash outflow	278,254		

The consideration above includes costs incurred by the consolidated entity in relation to the acquisition, including $88,000 in the current period.

Goodwill has arisen on the acquisition of ALSTOM ANZ because of the capacity of the business to generate recurring revenue streams in the future through the interrelationship of a proven track record, customer relationships, business processes and employee experience and skills. This did not meet the criteria for recognition as a separate intangible asset at the date of acquisition.

Goodwill is subject to change in future periods as a result of contingent consideration payable under the terms of the contract.

Other acquisitions

During the year ended 30 June 2006 United Group Limited and its subsidiaries also made the following acquisitions:

On 1 March 2006, United Group Services Pty Limited acquired the business of Peak Security & Peak Vetting for a consideration of $2,142,000. The acquisition was funded through debt facilities. The business undertakes security and vetting services, largely for the public sector.

On 1 June 2006, United Group Resources Pty Limited acquired the business of Steelplan for consideration of $10,887,313, funded through debt facilities. An additional amount of $3,000,000 in consideration is payable in one year, dependent on certain conditions. Steelplan is a technological drafting services business.

On 8 June 2006 United Group Rail Pty Limited acquired the business of Fischer Industries Pty Limited for consideration of $2,170,104, funded through debt facilities. The business designs, manufactures and supplies innovative electronic control, safety and data acquisition devices for rail rolling stock.

The acquisitions have the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $000	**United recognised values**	**Provisional fair value adjustments**	**Original carrying amounts**
Trade and other receivables	-	(270)	270
Inventories	125		125
Other financial assets	18		18
Property, plant and equipment	597	(292)	889
Intangible assets	700	700	-
Deferred tax assets	69		69
Interest bearing loans and borrowings	(131)		(131)
Other financial liabilities	(258)		(258)
Provisions	(273)		(273)
Net identifiable assets and liabilities	847	138	709
Goodwill on acquisition	18,450		
Total consideration	19,297		
Less consideration payable	(3,000)		
Net cash outflow	16,297		

The consideration above includes costs incurred by the consolidated entity in relation to the acquisition, including $777,000 in the current period.

Goodwill has arisen on the acquisition of Steelplan due to the skill sets of the employees and customer relationships, resulting in enhanced future earnings potential through the ability to secure future contracts.

Goodwill has arisen on the acquisition of Peak due to the specialist knowledge of the staff in relation to government security and vetting processes, as well as client relationships and market knowledge.

Goodwill has arisen on the acquisition of Fisher due to the skill base of employees in developing innovative electronic control, safety and data acquisition devices for rail rolling stock.

Acquisition accounting is provisional for Peak Security as there is a component of the final consideration relating to an earn out, based on the first and second years of profits. This contingent consideration has not been included above.

Note 8: Loans and borrowings

During the period United Group undertook the placement of USD$100 million of debt in the US private note market. The facility is in two equal tranches of 10 and 12 years. This debt was used to partially finance the acquisition of Equis.

Note 9: Capital and other commitments

	Consolidated	
	31 December 2006 $000	**31 December 2005 $000**
Capital expenditure commitments	6,241	-
Capital expenditure commitments contracted for:		
Plant and equipment purchases within one year	6,241	-

As set out in Note 7 the consideration payable for certain acquisitions is contingent on future earnings. Although contractually committed to these potential payments at this point they can not be quantified.

Note 10: Contingencies

	Consolidated	
	31 December 2006 $000	31 December 2005 $000
Estimates of material amounts of contingent liabilities, not provided for in the accounts, arising from:		
(i) Under the provisions of joint venture agreements undertaken by an entity controlled by United KG (No. 1) Limited, that controlled entity is jointly and severally liable for all the liabilities incurred by the joint ventures. As at 31 December 2006 the assets of the joint ventures were sufficient to meet such liabilities. The liabilities of the joint ventures not included in the consolidated financial statements amounted to:	19,238	14,992

(ii) Bank guarantees and surety bonds are issued to third parties arising out of dealings in the normal course of business by controlled entities.

(iii) During the normal course of business, entities within the consolidated entity incur normal contractor's and product liability in relation to contracts which may include litigation by or against the entities. Specific issues are currently being investigated to determine the likely course of action. Although the ultimate outcome cannot be reliably determined at the date of this report no material losses are expected.

(iv) The Parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The Parent entity and all controlled entities who are party to the deed have guaranteed the repayment of all current and future creditors if any of these controlled entities are wound up. At balance date, there were no material deficiencies in the assets of the parties to the agreement which would give rise to a liability for the Parent entity.

(v) As a result of the collapse of HIH Casualty and General Insurance Co Ltd (HIH) a potential liability to the consolidated entity exists with regard to claims outstanding as at 16 March 2001. It is not possible at this time to quantify the potential liability, if any, due to the nature of the claims and the uncertainty surrounding any potential recovery from HIH's reinsurance program and/or liquidation.

The consolidated entity has taken steps to limit any future liability for claims not yet reported.

Contingent assets existing at balance date are:

(i) As a result of the collapse of HIH Casualty and General Insurance Co Ltd (HIH) the Parent entity has incurred and expensed costs in defence of and settlement of outstanding claims. It is not possible at this time to quantify the potential asset, if any, due to the uncertainty surrounding any potential recovery from HIH's reinsurance program and/or liquidation.

Note 11: Share Based Payments

The Company issues options to employees under the terms of the Employee Share Option Plan. The options are issued subject to performance hurdles consistent with the objective of aligning the interest of employees with shareholders. Generally these options vest in three tranches commencing between one and three years after grant date and expire at least two years after the initial tranche vests.

The terms and conditions of grants made during the half year ended 31 December 2006 are as follows:

Grant date	Number of options	Vesting Conditions	Expiry date
24 July 2006	387,562	Period of service and achievement of performance hurdles	31 December 2011
1 September 2006	684,700	Period of service and achievement of performance hurdles	31 December 2009
1 September 2006	383,600	Period of service and achievement of performance hurdles	31 December 2011
13 October 2006	1,350,000	Period of service and achievement of performance hurdles	31 August 2011
4 December 2006	335,475	Period of service and achievement of performance hurdles	31 December 2011

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binomial option-pricing model.

The basis of measuring fair value is consistent with that disclosed in the consolidated financial report as at and for the year ended 30 June 2006.

Fair value of share options and assumptions	31 December 2006
Fair value at measurement date	$2.322 - $3.153
Share price	$13.67 - $14.38
Exercise price	$13.52 - $14.30
Expected volatility	21.79% - 27.38%
Option life	3.3 – 5.4 years
Expected dividends	4.3% - 4.7%
Risk-free interest rate	5.5% - 5.8%

The expected volatility is based on the historic volatility.

Share options are granted under a service condition and exercise is also dependent on the consolidated entity achieving certain performance hurdles.

Note 12: Investments accounted for using the equity method

Details of interests in joint venture entities are as follows.

Joint Venture Name	Principal Activities	Interests held %		Investment carrying amount $000	
		December 2006	June 2006	December 2006	June 2006
United KG / Kvaerner E&C Joint Venture	Construction and maintenance of oil and gas facilities	50	50	3,069	2,040
Thames Water Projects / John Holland Joint Venture	Design and construction of water treatment plant	50	50	28	28
Kilpatrick Green / Balfour Beatty Joint Venture	High voltage transmission line installation	50	50	7,582	1,084
Kilpatrick Green / Ventura Projects Joint Venture	Rail signalling installation	50	50	-	-
United Group Resources / Aker Kvuerner Oil & Gas Australia	Engineering and maintenance services	50	50	-	-
Theiss Pty Ltd/ Alstom Australia Joint Venture	Rail signalling installation	50	50	(301)	(1,776)
Premas (Thailand) Co Ltd	Integrated real estate management services	49	49	362	412
Tricon Premas LLC	Integrated facility management services	49	49	28	29
Premas (Middle East) Pte Ltd	Integrated real estate management services	50	50	21	21
Vipul Premas (India) Private Ltd	Integrated real estate management services	50	50	-	-
Theiss Pty Ltd/ United Group Infrastructure Pty Ltd Joint Venture (NSW)	Rail project	50	-	440	-
Theiss Pty Ltd/ United Group Infrastructure Pty Ltd Joint Venture	Rail project	50	-	798	-
				12,027	1,838

Directors' Declaration

Directors' Declaration

In the opinion of the directors of United Group Limited ("the Company"):

1) the financial statements and notes, set out on pages 5 to 17, are in accordance with the Corporations Act 2001, including:

   a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2006 and of its performance, as represented by the results of its operations and cash flows, for the half year ended on that date; and
   b) complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

2) there are reasonable grounds to believe the Company will be able to pay its debts as and when they become due and payable

This declaration is made in accordance with a resolution of the Board of directors and is signed for and on behalf of the directors by:

TREVOR C ROWE AM CHAIRMAN	RICHARD A LEUPEN DIRECTOR

Dated this 9th day of February 2007.

KPMG

Independent auditor's review report to the members of United Group Limited

Report on the Financial Report

We have reviewed the accompanying interim financial report of United Group Limited, which comprises the consolidated interim balance sheet as at 31 December 2006, income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, a statement or description of accounting policies and other explanatory notes 1 to 12 and the directors' declaration set out on page 18 of the consolidated entity comprising the company and the entities it controlled at the half-year's end or from time to time during the half-year.

Directors' Responsibility for the Financial Report
The directors of the company are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As auditor of United Group Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of United Group Limited is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001.

KPMG

KPMG

Mark Epper
Partner

Sydney
9th February 2007



Limited

ASX/MEDIA RELEASE

12 February 2007

United Group reports net profit of $35.3 million - underlying EBIT of $80.4 million, up 59%

- **Record interim revenue of $1.3 billion, up 18%**
- **EBIT (after Rail PPP costs) of $62.3 million**
- **Interim dividend of 20 cents per share, fully franked**
- **All sectors continue to grow supported by $4.4 billion order book**
- **Acquisitions performing well**
- **Earnings slightly weighted to second half and expected to exceed long term targets**

SYDNEY: Leading infrastructure and services company United Group Limited (ASX:UGL) today reported revenue of $1.3 billion (2005: $1.1 billion), up 18%. Net profit after tax and minority was $35.3 million (2005: $35.9 million). EBIT for the half year was $62.3 million (2005: $50.6 million), up 23%. The underlying EBIT excluding the $18.1 million Rail PPP cost (as reported on 10 November 2006) was $80.4 million, up 59% on the previous corresponding period.

Given the strong underlying earnings growth, the Directors have maintained a fully franked interim dividend of 20 cents per share (2005: 20 cents) payable on 9 March 2007 to shareholders on the register at 23 February 2007.

Managing Director and Chief Executive Officer Richard Leupen said, "United Group continues to deliver earnings at levels well above its stated long term target, and this is supported by contributions from recent acquisitions and stronger margins."

"This is another strong performance for the Group. While the result was significantly impacted by the one off Rail PPP costs, the underlying profit represents the strongest trading half in United Group's history. Spending in the resources and infrastructure sectors and international expansion continue to underpin the Group's future growth. Our property services business performance was a highlight.

"To ensure we continue to deliver future growth rates, we invested significantly in the business, increased the skills base of the management team and are integrating systems and processes across our four operating businesses under a programme designated as "One United". As United Group continues to expand, we have to ensure we have the right structures, systems and teams in place to manage this growth.

"Half year revenue of $1.3 billion is up 18%, a record performance for United Group. Revenue growth is pleasing as we have maintained the order book at $4.4 billion. A large percentage of the order book consists of contracts that produce recurring revenue, which gives us greater revenue certainty for a number of years.

"The acquisition of US based Equis was also completed during the period. This has been an excellent expansion for United Group and the business is performing well. A number of large multinational corporations are expressing interest in global end-to-end Commercial Real Estate (CRE) solutions, and with our greatly expanded geographical footprint, this presents us with significant growth opportunities.

"United Group's balance sheet is strong with a debt-to-equity ratio of 51%. This gives us the flexibility to pursue growth opportunities that make sense for shareholders. We also remain focused on managing costs across all of our four operating businesses.

"The U Safe program has been instrumental to our strong first half performance with long term injury frequency rates running at improved levels. Our people's safety and that of our customers is critical for our success. Investing in safety management and skills development for our 11,500-strong workforce remains a priority."

United Group Infrastructure
Revenue increased 50% to $331.5 million and EBIT was up 40% to $17.1 million. The power and water sectors delivered strong performances and operations in Asia continued to trade well. The business continues to win new work, and major tunnelling services and rail infrastructure projects have been secured in Queensland. The ALSTOM business is now fully integrated and is well placed to secure a greater share of rail infrastructure and road and rail tunnelling projects. The water sector also presents a large number of opportunities both in Australia and Asia.

United Group Rail
United Group Rail performed well during the year delivering record first half revenue of $546.9 million and EBIT of $32.4 million, up 25% before accounting for Rail PPP costs. As a result of the Rail PPP, United Group Rail wrote off tender costs of $18.1 million which impacted earnings. During the period United Group Rail secured a number of orders for locomotives and coal and iron ore wagons to service the Western Australian resource market. United Group also delivered the Hunter Valley diesel electric passenger cars and the OSCAR into service. Performance for the full year remains promising with the resources sector showing no signs of slowing, and freight and passenger refurbishment projects and maintenance activities continuing strongly.

United Group Resources
United Group Resources performed very well during the half with EBIT up 32% to $17.6 million and an EBIT/sales margin of 8.2%. Revenue was slightly down due to transition to new major projects. The performance reflects a move to combine major construction projects with maintenance and asset services. The Asset Services division has performed particularly well, winning new work in the oil & gas and coal markets. Continued resources sector growth is expected for some years and United Group Resources is well placed to capitalise on these opportunities.

United Group Services
United Group Services performed well, increasing sales by 71% to $216.3 million and EBIT 167% to $23.8 million. The acquisition of Equis was also a major achievement and that business continues to perform well. New contracts were secured in all key markets – Australia, Singapore, India, China, United States and New Zealand – for both government departments and other blue chip customers. Key contracts were also renewed. There continues to be wide interest in combined CRE and FM services by major customers at a government and private sector level.

Outlook
"United Group is very well placed to continue to grow, supported by strong market conditions in the resources and infrastructure sectors in Australia, and our move into international markets through property services, infrastructure and rail. United Group is rapidly emerging as a significant participant in the global property services market and this remains a priority for United Group," Mr Leupen said.

"During the period we have made significant progress in strengthening United Group's management team and systems to ensure our growth continues. Technology partnerships remain a key part of our strategy as they give United Group the ability to deliver best practice products and services for customers. We are in the process of strengthening our systems and processes to ensure project delivery for our customers is of the highest standard and efficiency.

"Strong market conditions in all of our sectors hold the Group in good stead both domestically and internationally. Significant growth opportunities remain available to United Group in all its key market sectors.

"United Group remains on track to continue to grow at high levels for some time. We expect a strong second half performance with earnings for the full year (pre Rail PPP cost) slightly weighted to the second half." Mr Leupen said.

Table 1: United Group Limited 2007 Half Year Results Summary

$million	Reported Dec 2006	Reported Change	Pre Rail PPP Costs Dec 2006	Pre Rail PPP Costs Change	Dec 2005
Operating Revenues	1,302.4	18%	1,302.4	18%	1,107.6
EBIT	62.3	23%	80.4	59%	50.6
EBIT Margin	4.8%		6.2%		4.6%
Interest (net)	(11.7)		(11.7)		(4.3)
Operating Profit Before Tax	50.6	9%	68.7	48%	46.3
Tax	(15.8)		(20.3)		(11.0)
Net Profit After Tax	34.8		48.4		35.3
Minority Interest	0.5		0.5		0.6
Net Profit After Tax & Minority	35.3	(2%)	47.9	33%	35.9
NPAT Margin	2.7%		3.7%		3.2%
EPS (Cents)	26.0	(10%)	35.2	22%	28.9
ROE (Annualised)	12.7%		17.2%		19.1%

Table 2: United Group Limited Divisional Review

$million	Dec 2006	Dec 2005	Change
United Group Infrastructure			
Sales	331.5	221.5	50%
EBIT	17.1	12.2	40%
EBIT / Sales	5.2%	5.5%	
United Group Rail			
Sales	546.9	529.0	3%
EBIT (pre Rail PPP cost)	32.4	25.9	25%
EBIT / Sales (pre Rail PPP cost)	5.9%	4.9%	
United Group Resources			
Sales	213.8	236.6	(10)%
EBIT	17.6	13.3	32%
EBIT / Sales	8.2%	5.6%	
United Group Services			
Sales	216.3	126.2	71%
EBIT	23.8	8.9	167%
EBIT / Sales	11.0%	7.1%	
Corporate			
EBIT	(10.5)	(9.7)	8%

Ends

For further information, please contact:
Richard Leupen, Managing Director & CEO, United Group Limited: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

UnitedGroup Limited

2007 Half Year Results:

United Group Delivering Continued Growth



[illegible]
Managing Director and CEO
[illegible]
Chief Financial Officer

Agenda

UnitedGroup Limited

- 2007 half year highlights
- Divisional reports:
  - United Group Infrastructure
  - United Group Rail
  - United Group Resources
  - United Group Services
- Strategy
- Outlook



Shell Harbour Water Treatment Plant

2

2007 Half Year Highlights

UnitedGroup Limited

- Strong earnings performance
  - EBIT up 23% to $62.3 million
  - Underlying EBIT up 59% to $80.4 million (pre Rail PPP cost)
  - Operating revenues up 18% to $1.3 billion
- Organic growth and acquisitions contribute to increased revenue and earnings
- All key sectors continue to offer strong growth opportunities
- Contract renewals and contract wins remain high with strong bidding activities
- Equis and PREMAS performing well and increasing our global property services reach
- Continued emphasis on safety programs
- Strengthened management depth with key appointments
- Expected to continue to exceed mid term growth targets of 10-15%

3

Financial Highlights

UnitedGroup Limited

	REPORTED		PRE RAIL PPP COST	
	Dec 2006	Change (PCP)	Dec 2006	Change (PCP)
Operating Revenue	$1.3bn	↑ 18%		
EBIT	$62.3m	↑ 23%	$80.4m	↑ 59%
Net Profit After Tax	$35.3m	↓ 2%	$47.9m	↑ 33%
Earnings Per Share	26.0 cps	↓ 10%	35.2 cps	↑ 22%
Operating Cash Flow	$38.3m	↑ 104%		
Interim Dividends	20.0 cps	Steady		
Return on Equity (annualised)	12.7%	↓ 6.4 pts	17.2%	↓ 1.9 pts
Net Debt to Equity	51.2%	↑ 19.5 pts		
Order Book	$4.4bn	↑ 10%		

4

Continued Strong Growth

UnitedGroup Limited


Operating Revenue $m
2,232.4
1,302.4
EBIT
120.2
80.4
EBIT Margin
H1 H2 Rail PPP Impact

5

Net Profit and Return on Equity

UnitedGroup Limited


NPAT $m
47.5
NPAT Margin
3.7%
Return On Equity
17.2%
12.7%
H1 H2 Rail PPP Impact

6


Order Book: at $4.4 billion
UnitedGroup Limited
Order Book
1,105
1,233
1,124
2,252
2,301
2,686
4,283
4,407
Jun 00 Jun 01 Jun 02 Jun 03 Jun 04 Jun 05 Jun 06 Dec 06
Group
Infrastructure
Rail
Employees
3,500
3,703
3,773
5,032
5,696
7,879
10,678
11,427
Jun-00 Jun-01 Jun-02 Jun-03 Jun-04 Jun-05 Jun-06 Dec-06
Resources
Services
7


Earnings and Dividend per Share
UnitedGroup Limited
Earnings Per Share
H1
H2
Rail PPP Impact
17.6
13.0
22.7
29.1
34.4
45.8
63.7
35.2
26.0
2000 2001 2002 2003 2004 2005 2006 2007
Dividend Per Share
Special Dividend
Dividend H2
Dividend H1
cps
50
45
40
35
30
25
20
15
10
5
0
9
7
10
24
28
30
44
20
2000 2001 2002 2003 2004 2005 2006 2007
8

Investment in United Group


Share Price Growth
United Group Limited vs ASX All Ordinaries
Dec 2000 to Dec 2006 growth: 1,103%
Total Shareholder' Return:
· 1 year: 25%
· 5 years: 545% (42% pa)
United Group Limited
ASX All Ordinaries
1400%
1300%
1200%
1100%
1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
-100%
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06

9

Safety – Continued Focus


Long Term Injury Frequency Rate (LTIFR) and Total Recordable Cases Frequency Rate (TRCFR)
LTIFR per million hours
TRCFR per million hours
2000-2001
2001-2002
2002-2003
2003-2004
2004-2005
2005-2006
Dec-06
LTIFR
TRCFR

10

Strong EBIT Growth

UnitedGroup Limited

$million	Dec 2006	Dec 2005	Change
Operating Revenue	**1,302.4**	**1,107.6**	**18%**
EBIT (pre Rail PPP cost)	**80.4**	**50.6**	**59%**
EBIT margin (pre Rail PPP cost) %	*6.2%*	*4.6%*	
Rail PPP cost	**(18.1)**	**0.0**	
EBIT	**62.3**	**50.6**	**23%**
EBIT margin %	4.8%	4.6%	
Interest (net)	(11.7)	(4.3)	
Operating profit before tax	**50.6**	**46.3**	**9%**
Tax	(15.8)	(11.0)	
Net profit after tax	**34.8**	**35.3**	
Minority Interest	0.5	0.6	
Net profit after tax & minority	**35.3**	**35.9**	**(2%)**
NPAT margin %	2.7%	3.2%	
EPS (cents)	26.0	28.9	(10%)
ROE (annualised)	12.7%	19.1%	

11

Breakdown of Profit Growth

UnitedGroup Limited



$m
Organic Growth $8.2m
35.9
(0.6)
8.8
22.3
(0.8)
(7.4)
(7.4)
(2.8)
(0.1)
47.9
(12.6)
35.3
NPAT Dec 05
Growth in Sales
Margin growth
Acquisitions
Corporate Expenses
Interest
Tax
R&D tax deductions
Minority Interest
NPAT Dec 06 - Pre Rail PPP Cost
Rail PPP Cost
NPAT Dec 06

12

EBIT Growth by Division
- Rail PPP cost shown separately


100
80
60
40
20
0
-20
-40
$m
Dec 05
Dec 06
Acquisitions
Services + 167%
Resources + 32%
Rail + 25%
Infrastructure + 40%
Rail PPP Cost
Corporate

13

Stronger Operating Cash Flow

$million	Dec 2006	Dec 2005
Net profit after tax	34.8	35.3
Depreciation & amortisation	14.8	11.1
Working capital movement	(11.3)	(27.6)
Operating cash flow	**38.3**	**18.8**
Investment	(156.3)	(243.6)
Capital expenditure (net)	(14.5)	(13.1)
Dividends paid	(32.9)	(21.2)
Capital raising	39.2	42.4
Movement in borrowings (net)	**126.2**	**216.7**
Net debt	288.6	211.8
Net debt to equity %	51%	55%

14

Balance Sheet Growth and Gearing

UnitedGroup Limited


Balance Sheet Growth
Shareholders' Funds
Non-Current Assets (RHS)
Total Assets (ex Cash) (RHS)
$m
600
500
400
300
200
100
0
1,600
1,400
1,200
1,000
800
600
400
200
0
2000
2001
2002
2003
2004
2005
2006
H1 2007


Gearing – Net Debt to Equity
59%
51%
Gearing Target Range 40-50%
41%
32%
26%
23%
6%
(10%)
2000
2001
2002
2003
2004
2005
2006
H1 2007

15

Operational Reports

UnitedGroup Limited



UnitedGroup

	Dec 2006	Dec 2005	Change
Sales - $m	331.5	221.5	50%
EBIT - $m	17.1	12.2	40%
EBIT / Sales	5.2%	5.5%	



UnitedGroup

Excluding $18.1 million Rail PPP cost

	Dec 2006	Dec 2005	Change
Sales - $m	546.9	529 0	3%
EBIT - $m	32.4	25.9	25%
EBIT / Sales	5.9%	4.9%	



UnitedGroup

	Dec 2006	Dec 2005	Change
Sales - $m	213.8	236.6	(10%)
EBIT - $m	17.6	13.3	32%
EBIT / Sales	8.2%	5.6%	



UnitedGroup

	Dec 2006	Dec 2005	Change
Sales - $m	216.3	126 2	71%
EBIT - $m	23.8	8 9	167%
EBIT / Sales	11 0%	7.1%	

16


United Group Infrastructure

United Group Infrastructure - Delivery in Strong Markets

UnitedGroup Limited

- Revenue at record levels
- EBIT increased strongly
- Major tunnelling and rail infrastructure projects secured
- Strong trading in Power and Water
  - Expect to secure first power generation project
- Opportunities include
  - Rail Clearways program in NSW
  - Dandenong rail corridor program
  - Brisbane airport road and tunnel link
  - Brisbane western corridor rail upgrade
  - Transgrid substations
  - Sydney Water Sewerfix
- Second half anticipated to continue strong growth

	Dec 06	Dec 05	Change
Sales - $m	331.5	221.5	50%
EBIT - $m	17.1	12.2	40%
EBIT / Sales	5.2%	5.5%	(0.3) pts
ROFE (annualised)	21.4%	24.7%	(3.3) pts
Order book ($m)	1,436.2	895.8	60%

Revenue Contribution


25%

EBIT Contribution


27%

13


United Group Rail
Group

United Group Rail – Strong underlying performance

UnitedGroup Limited

- Delivered record revenues
- Underlying EBIT increased by 25%
  - Excluding $18.1 million Rail PPP cost
- Secured more than $200 million of locomotives and coal and iron ore wagons contracts
- Commenced delivering Hunter Rail Cars and OSCars into service
- Opportunities include
  - Rail transport expansion in Victoria
  - Passenger refurbishment projects
    - Tangara, The Ghan, Overland, Indian Pacific, Endeavour
  - Strong activity in the resource sector, locomotives and wagons
- Evaluating growth opportunities in Asia

	Dec 06	Dec 05	Change
Sales - $m	546.9	529.0	3%
EBIT - $m	32.4	25.9	25%
EBIT / Sales	5.9%	4.9%	1.0 pts
ROFE (annualised)	21.4%	29.4%	(8.0) pts
Order book ($m)	1,872.9	2,284.6	(18%)

Revenue Contribution


42%

EBIT Contribution


52%


United Group Resources
United

United Group Resources – Focus on Long Term and Alliance Contracts

UnitedGroup Limited

- Revenue impacted by project timing
- Very strong EBIT margins
- Increasing number of long term asset management contracts
  - Strong penetration into oil & gas and coal markets particularly in Queensland
  - Growth of O&G Solutions
- Order book strengthen with recent wins
- Project delivery model (EPCM direct delivery) – alliance based
- Large number of resource projects set to commence in 2007 and 2008

	Dec 06	Dec 05	Change
Sales - $m	213.8	236.6	(10%)
EBIT - $m	17.6	13.3	32%
EBIT / Sales	8.2%	5.6%	2.6 pts
ROFE (annualised)	47.3%	49.5%	(2.2) pts
Order book ($m)	376.8	218.7	72%

Revenue Contribution


16%

EBIT Contribution


28%

22


United Group Services

United Group Services – A Global Business

UnitedGroup Limited

- Record revenue and EBIT growth
- Very strong EBIT margins
- Equis and PREMAS performing in line with expectations
  - A platform for international growth
- Key contracts secured or renewed in Australia, USA and Asia, including
  - Global property services for AGFA
  - Real estate services for Nokia China
  - Project management services for IBM India
- Greater level of global opportunities from multi-national companies
- Non-conflicted CRE model is a competitive advantage

	Dec 06	Dec 05	Change
Sales - $m	216.3	126.2	71%
EBIT - $m	23.8	8.9	167%
EBIT / Sales	11.0%	7.1%	3.9 pts
ROFE (annualised)	17.2%	15.9%	1.3 pts
Order book ($m)	721.2	641.4	12%

Revenue Contribution


17%

EBIT Contribution


38%

24



Global Property Strategy
- Acquisitions
UnitedGroup
Limited
Corporate Real Estate (CRE)
Facility Management
Property services acquisitions by United Group
KFPW, Equis
KGFM, PREMAS, Peak Security
25



One United
UnitedGroup
Limited
• Human Resources
• Risk Management
• Treasury Management
• Legal
• Delegation of Authority
• Tax Management
• Insurance
• Industrial Relations
• Health Safety Security Environment
Shared Services
Strategic Marketing
Encouraged to Share
• Payroll/HR
• Procurement
• Offices/Workshop
• Market Knowledge
• IT/Website
• Physical Resourcing
• Labour
• Projects


Strategic Framework
UnitedGroup Limited
A service company supporting essential infrastructure, property and industry
11,500 people
Values of safety, integrity, outstanding customer service, teamwork and open communication
27


Global Growth Platform
UnitedGroup Limited
USA
Expand FM solutions
Potential acquisition
Europe
Potential acquisition
Asia
Expand CRE solutions
Expand Rail and Infrastructure operations
Develop supply chain
• Cities with main offices
• Cities with presence
28

Supported by a Sustainable Order Book

United Group Limited

Sustainable order book – A$4.4bn at Dec 06


1,096
1,361
788
1,162
2006/07 Jan-Jun
2007/08
2008/09
2009 +

Order book – by sector


Manufacturing 11%
Engineering Projects * 33%
Maintenance & Services 56%

* Only 42% fixed price in Power, Water and Transport

29

Outlook

United Group Limited

- Order book of $4.4bn
- Strong market positions supported by continuous spending in infrastructure and resources
- Unique long term growth platform – global CRE service
- Focus on strong cash flow, balance sheet and return on capital
- Investing in our future
  - Strengthening management team
  - Improving business systems
  - Better risk management
  - Starting up in the health sector
- On track to continue to grow at high levels
  - Expecting strong second half performance
  - Earnings slightly weighted to second half (pre Rail PPP cost)

30


UnitedGroup
Limited
For more Information Visit:

ASX Announcement/Media Release

13 February 2007

Dyno Nobel Moranbah (DNM) Ammonium Nitrate Plant to Proceed

Dyno Nobel Ltd (ASX: DXL) today announced its DNM Ammonium Nitrate (AN) plant at Moranbah, Queensland (formerly known as QNB) will proceed, having finalised long-term commitments with Anglo Coal, Rio Tinto and Xstrata.

Dyno Nobel CEO, Mr Peter Richards said, "DNM is a strategically compelling and financially attractive project that will deliver sustainable advantages and returns to Dyno Nobel and its shareholders. With long-term commitment from three major customers, the project fully satisfies the strict commercial criteria established to determine whether to proceed with the investment."

"The DNM project resulted from strong demand from key global mining companies in Australia and now has the required commitments from these companies to proceed. With its strategic location in the Bowen Basin, access to competitively-priced gas and customer support, DNM will provide Dyno Nobel with a long-term competitive advantage in our regional market".

The key highlights of Dyno Nobel's customer commitments are:

- Foundation customer contracts which account for 100 percent of total production;
- Contracts are secured for a minimum term of 10 years;
- Mechanisms for annual escalation based on cost drivers are in place; and
- AN requirements that include 'pull through' of emulsions, services, initiating systems and accessories.

The plant will have production capacity of 330,000 AN tonnes per annum and has a total project cost in the vicinity of AUD520 million. This capital cost factors in the current tight raw material input and resource markets and projected cost growth over the construction phase. Additionally, Dyno Nobel has sufficient lead-time to complete the project and appropriate risk management and contingency has been built into the planning.

In addition, Mr Richards said that Dyno Nobel has considerable expertise in constructing and operating ammonia and AN plants. The company operates six AN plants in Canada and the USA as well as a joint venture managed plant in Queensland.

Dyno Nobel Limited
(ABN 44 117 733 463)
Level 24, AGL Centre, 111 Pacific Highway
North Sydney NSW 2060 Australia
Telephone: +61 2 9968 9000 Facsimile: +61 2 9968 9530

Mr Richards said DNM exceeds Dyno Nobel's minimum financial returns with a target internal rate of return (after tax, ungeared) of 13 percent, excluding 'pull through' benefits from sales of additional products and services.

Dyno Nobel is assessing its funding options which include evaluating potential equity partners in DNM. The Company has also secured additional corporate debt facilities of USD300 million. This increased funding will support development of DNM well into 2007, in addition to other growth initiatives. Finalisation of the longer-term funding and evaluation of partner options will be completed in the first half of 2007.

The plant will complement Dyno Nobel's existing operations and customer base. The location provides freight advantages and access to available infrastructure. Commissioning is set to commence in fourth quarter 2008 and production ramp up to commence from first quarter 2009.

Dyno Nobel has also made the following important progress with the project:

- United Group Limited (ASX:UGL), through its Resources business has been appointed the construction contractor for the DNM plant;
- Secured local and state Government support for the plant;
- Front-end engineering and design completed with detailed engineering well advanced;
- Environmental Impact Statement (EIS) submission closed in mid November. Dyno Nobel responses are completed and there are no major issues. Final clearance by the Queensland government is expected in the next few weeks;
- Option exercised for the purchase of the land;
- Long lead capital items ordered and the Ammonia plant has been purchased; and
- Access to an experienced workforce able to commence construction of the plant.

-ENDS-

For media enquires contact:
Gloria Barton, Cannings 0413 520 603
Peter Brookes, Cannings 0407 911 389

ASX Announcement/Media Release

Background

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world. Dyno Nobel traces its roots back to Alfred Nobel, the inventor of the detonator and dynamite, and since the 1920s has focused on the commercial development of industrial explosives.

Dyno Nobel employs more than 3,300 people and has 36 manufacturing facilities in Australia, Canada, the US and Mexico. Dyno Nobel has a market capitalisation of approximately AUD2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

Dyno Nobel Limited
(ABN 44 117 733 463)
Level 24, AGL Centre, 111 Pacific Highway
North Sydney NSW 2060 Australia
Telephone: +61 2 9968 9000 Facsimile: +61 2 9968 9530

UnitedGroup Limited

ASX/MEDIA RELEASE

13 February 2007

United Group finalises construction contract with Dyno Nobel

In August 2006, leading services company United Group Limited (ASX:UGL) announced that its Resources business had entered into a Heads of Agreement with Dyno Nobel Asia Pacific Limited to act as managing contractor for the engineering, construction and pre-commissioning of a proposed ammonium nitrate plant at Moranbah, Queensland.

A contract has now been signed by both parties regarding the construction of the plant - the total value of work under the contract is expected to be up to $220 million.

Preparatory work will continue with expected significant plant construction to commence late in the first quarter of 2007, with completion in second half of 2008.

United Group's Managing Director and CEO Mr Richard Leupen said: "We look forward to working with Dyno Nobel Asia Pacific Limited to deliver the desired results on this important project. This is an excellent win for the Group's resources business as it expands its Project Delivery Group operations.

"This project is another relationship-based project where the goals of United Group and our respective customers are aligned. It again illustrates that we are better managing risk by winning contracts that are based on shared outcomes. Securing alliance-based projects where we act as managing contractor is a key growth driver for our resources business," Mr Leupen said.

- Ends -

For further information, please contact:
Richard Leupen, Managing Director & CEO, United Group Limited: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world. Dyno Nobel traces its roots back to Alfred Nobel, the inventor of the detonator and dynamite, and since the 1920s has focused on the commercial development of industrial explosives.

Dyno Nobel employs more than 3,300 people and has 36 manufacturing facilities in Australia, Canada, the US and Mexico. Dyno Nobel has a market capitalisation of approximately AUD2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos	**DATE:**	15 February 2007
PAGES :	3 (inclusive)		
SUBJECT:	**Change of Directors' Interest Notice (Appendix 3Y)**		

Please find attached a Change of Director's Interest Notice as a result of shares acquired on-market by Richard White.

Yours faithfully

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard White
Date of last notice	19 January 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Tradewinds Hi Pty Ltd (Tradewinds Super Fund)
Date of change	14 February 2007
No. of securities held prior to change	3,330
Class	Ordinary Shares
Number acquired	2,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$29,600
No. of securities held after change	5,330
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	16 February 2007
PAGES :	8 (including this page)		
SUBJECT:	**New Issue Options**		

Please find attached an Appendix 3B for the issue of 66,666 shares following the exercise of options under the Employee Share Option Plan.

Yours sincerely

L.Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	66,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Rank equally with UGL's other ordinary shares
5	Issue price or consideration	Exercise price $7.50
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options under Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	138,444,964	Ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Total	7,691,354	Unquoted Options
Options	Exercise Price ($)	Expiry Date
83,334	4.49	31/12/2007
83,334	5.16	31/12/2007
20,000	5.30	31/12/2007
33,334	6.28	31/12/2007
246,668	7.23	31/12/2008
133,334	7.50	31/12/2008
66,667	7.64	31/12/2008
948,600	10.73	31/12/2008
103,100	11.39	31/12/2008
155,000	9.34	31/12/2009
1,403,000	4.45	31/12/2009
646,000	13.75	31/12/2009
300,000	7.64	31/12/2010
1,350,000	13.77	31/08/2011
400,000	10.83	31/12/2011
557,057	13.09	31/12/2011
387,562	14.30	31/12/2011
383,600	13.75	31/12/2011
390,764	13.52	31/12/2011

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?	
31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b) – Not applicable

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] .... Date: 16 February 2007
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

+ See chapter 19 for defined terms.

UnitedGroup Limited

ASX/MEDIA RELEASE

21 February 2007

Chief Financial Officer Resigns

United Group Limited wishes to advise that David Irvine, Chief Financial Officer has resigned.

In the interim, Gavan Simmons has been appointed as acting CFO. Mr Simmons has held a number of senior finance and general management roles in Australia and Asia for the Coca-Cola Company and more recently as the Managing Director for PRG-Schultz Ltd (Pacific).

Richard Leupen, Group Managing Director and CEO stated that Mr Irvine has made a significant contribution to the United Group during his time at the company and that he leaves the business with our goodwill and thanks for his effort and contribution.

The company will shortly announce a permanent replacement.

- Ends -

For further information, please contact:

Richard Leupen, Managing Director & CEO, United Group Limited: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning.

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos	**DATE:**	21 February 2007
PAGES :	15 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Change of Director's Interest Notices as a result of shares acquired under the Directors' Deferred Share Plan and the Directors' Retirement Share Plan on behalf of the following Directors:

- Trevor Rowe
- Bruno Camarri
- Richard E Elliot
- Richard Humphry
- John Ingram
- David Young
- Richard White

Yours faithfully

Lyn Nikolopoulos
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor C. Rowe
Date of last notice	19 January 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 February 2007
No. of securities held prior to change	66,357
Class	1. Ordinary shares 2. Ordinary shares – restricted trading until retirement from United Group Limited
Number acquired	1. 6 2. 345
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5085.99
No. of securities held after change	66,708
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruno Giovanni Camarri
Date of last notice	19 January 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 February 2007
No. of securities held prior to change	78,710
Class	Ordinary shares – restricted trading until retirement from United Group Limited
Number acquired	237
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,434.13
No. of securities held after change	78,947
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	19 January 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 February 2007
No. of securities held prior to change	25,313
Class	1. Ordinary shares 2. Ordinary shares – restricted trading until retirement from United Group Limited
Number acquired	1. 253 2. 397
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,418.50
No. of securities held after change	25,963
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	19 January 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 February 2007
No. of securities held prior to change	105,105
Class	Ordinary shares – restricted trading until retirement from United Group Limited
Number acquired	399
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,781.51
No. of securities held after change	105,504
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	19 January 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 February 2007
No. of securities held prior to change	51,639
Class	Ordinary shares – restricted trading until retirement from United Group Limited
Number acquired	440
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,375.60
No. of securities held after change	52,079
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity United Group Limited	
ABN 85 009 180 287	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	19 January 2007

Part 1 – Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 February 2007
No. of securities held prior to change	95,828
Class	1. Ordinary shares 2. Ordinary shares – restricted trading until retirement from United Group Limited
Number acquired	1. 555 2. 423
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,171.22
No. of securities held after change	96,806
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard White
Date of last notice	15 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 February 2007
No. of securities held prior to change	5,330
Class	Ordinary shares – restricted trading until retirement from United Group Limited
Number acquired	353
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,114.97
No. of securities held after change	5,683
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

UnitedGroup Limited

ASX/MEDIA RELEASE

21 February 2007

United Group secures global property contracts

Leading engineering and property services company United Group Limited (ASX:UGL) today announced that its corporate real estate and facilities management business United Group Services has secured various property contracts in Australia, United States, Singapore, China, India and other international markets. These contracts were secured through United Group Services' Australian business and through UGL Equis and UGL PREMAS which were acquired by United Group in July 2006 and April 2005, respectively.

Total fees for these contracts are expected to be AUD$70 million. Some of these contracts include the following:

UGL Equis

- Selected by global imaging and IT solutions company AGFA-Gevaert Group as global provider of portfolio management, transaction advisory and data management services for its properties in more than 30 countries worldwide.
- Selected by Raymond James Financial, one of the largest financial services firms in the United States, as its provider of portfolio management, transaction advisory and lease administration services for 233 locations across the United States.
- Selected by Nokia China to provide real estate and project management consultancy services including site acquisition and managing the fit out of its 22 sales office across China.
- Selected by IBM to provide project management services for their expansion across Southern India

United Group Services' Australian business

- United Group Services has been providing facility management services to Sydney Airport Corporation (SACL) for the past four years. This contract has now been extended for another two years to June 2008.
- Selected by GE Money to provide day to day delivery and strategic management of the work environment and facilities requirements at GE Money's Head Office campus in Richmond, Victoria, including their newly constructed commercial office complex on site.

UGL PREMAS

- Selected by the Minister of Foreign Affairs (MFA), Singapore, to provide property and project management services for five buildings, namely the MFA building in Singapore, the High Commission in Malaysia and Bandar Seri Begawan, APEC and ASEF buildings. The managing agent contract covers a three year term.
- UGL PREMAS has been managing a large portfolio of state properties for the past eight years, from the days of former Land Office (1 January 1999 – 30 May 2001) to the now Singapore Land Authority (from 1 June 2001), the statutory board responsible for optimising land resources for the economic and social development of Singapore. UGL PREMAS has just been recently awarded another contract by the Authority, including five new commercial properties.

United Group Managing Director and Chief Executive Officer, Richard Leupen said, "These are significant wins for United Group as it starts to establish itself as a leading global property services provider.

"The AGFA contract is particularly pleasing as it demonstrates that we can provide Multinational Companies (MNCs) such as AGFA with a global property solution. Companies of this size and scope are now demanding property services in all its markets, and this important contract demonstrates that we have the capacity to deliver on a global scale. Contracts of a similar nature with other MNCs give United Group tremendous scope for growth.

"Through our established presence in Asia we are also able to provide Nokia and IBM with a property services solution in the complex Chinese and Indian markets due to our local knowledge, profile and the fact that we have more than 300 local professionals on the ground in these important markets.

"We are also very encouraged by the other contract wins by UGL Equis as it illustrates the high demand for conflict free, tenant advocacy services.

"Also pleasing are the contract wins in Singapore through UGL PREMAS, who has developed long term relationships with different Singapore Government bodies and blue chip companies.

Our property services business in Australia is also performing well as we renew important facility management projects such as Sydney Airport and extended existing relationships," Mr Leupen said.

For further Information, please contact:

Richard Leupen – Managing Director and CEO: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

UnitedGroup Limited

ASX/ MEDIA RELEASE

26 February 2007

Philip Mirams joins United Group as Chief Financial Officer

Additional senior appointments strengthen leadership team

Leading engineering and services company United Group Limited (ASX:UGL) today announced the appointment of Mr Philip Mirams as United Group's Chief Financial Officer. Mr Mirams will commence with United Group shortly.

Mr Mirams is currently the Chief Financial Officer for Deutsche Bank's Australia and New Zealand operations. He is also a member of the Finance leadership team which has responsibility for Finance across all of Deutsche Bank's Asia Pacific entities.

Mr Mirams' previous roles include Chief Operating Officer of investment banking and merchant banking businesses within Nomura International's London office. He also spent several years with Arthur Andersen in their business consulting division providing advice to investment banking clients covering a wide range of assignments in the UK and other countries. In particular, Mr Mirams assisted clients in developing client strategies for improving their finance infrastructure.

United Group's Chief Executive Officer and Managing Director, Mr Richard Leupen said, "Philip brings with him extensive global experience in the finance functions. We are delighted that Philip is joining us and welcome him to the Group.

"We recently appointed a number of senior executives (as announced on 24 January 2006). The new executives, together with Philip, will strengthen United Group's team as we continue to grow and pursue a number of growth channels.

"The Group continues to grow at levels well above our long-term targets and we need a strong leadership team to manage this growth well into the future. Together with our existing highly talented team, we now have the leadership foundation to take United Group to the next stage in its development."

- Ends -

For further information, please contact:
Richard Leupen – CEO and Managing Director: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Global Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning.

www.unitedgroupltd.com

ABN 85 009 180 287

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos	**DATE:**	5 March 2007
PAGES :	3 (inclusive)		
SUBJECT:	**Change of Director's Interest Notice (Appendix 3Y)**		

Please find attached a Change of Director's Interest Notice as a result of shares acquired on-market by David James Young.

Yours faithfully

Lyn Nikolopoulos
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	21 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	D J Young Superannuation Fund
Date of change	1. 28 February 2007 2. 1 March 2007
No. of securities held prior to change	96,806
Class	Ordinary Shares
Number acquired	1. 4,000 2. 4,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $54,000 (2000 @ $13.60 & 2000 @ $13.40) 2. $53,760 (4000 @ $13.44)
No. of securities held after change	104,806
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

STANDARD
&POOR'S

Press Release

S&P Announces Promotion of ASX Ltd. to the S&P/ASX 50 and Removal of Promina Group Ltd from S&P/ASX Indices

Sydney, March 6, 2007—Standard & Poor's today announced the removal of Promina Group Ltd. (ASX: PMN) from the S&P/ASX indices, pending federal court approval of the scheme of arrangement to effect the merger of Promina and Suncorp-Metway Ltd. (ASX: SUN). Assuming that court approval is received on March 12, Promina Group Ltd. will be removed from the S&P/ASX indices after the close of business on March 13, 2007.

Subject to court approval of the merger, Promina Group Ltd. will be replaced in the S&P/ASX 50 index by ASX Ltd. (ASX: ASX); in the S&P/ASX 100 by United Group Ltd. (ASX: UGL); and in the S&P/ASX 200 by APN/UKA European Retail Trust (ASX: AEZ). These additions will take place after the close of business on March 13, 2007.

S&P/ASX 50

ADDITION

CODE	NAME
ASX	ASX LTD

REMOVAL

CODE	NAME
PMN	PROMINA GROUP LTD

S&P/ASX 100

ADDITION

CODE	NAME
UGL	UNITED GROUP LTD

REMOVAL

CODE	NAME
PMN	PROMINA GROUP LTD

S&P/ASX 200

ADDITION

CODE	NAME
AEZ	APN/UKA EUROPEAN RETAIL TRUST

REMOVAL

CODE	NAME
PMN	PROMINA GROUP LTD

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company. Information about the S&P/ASX index methodology is available at www.standardandpoors.com.au by clicking on the Indices tab

About Standard & Poor's

Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of financial market intelligence, including independent credit ratings, indices, risk evaluation, investment research and data. With approximately 7,500 employees, including wholly owned affiliates, located in 21 countries and markets, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit http://www.standardandpoors.com.au

For more information contact:

Simon Karaban, Index Services
(61) 2 9255 9875 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel

UnitedGroup Limited

ASX/MEDIA RELEASE

8 March 2007

United Group secures $270 million in power and water projects

Leading engineering and services company United Group Limited (ASX: UGL) today announced that it has secured a number of projects in the power and water sectors, with the combined value of $270 million. Some of the projects include:

- Design, supply, installation and commissioning of two 500/330kV substations at Bayswater and Mount Piper, NSW for TransGrid. These are the first 500kV substations to be built in New South Wales for over 20 years;
- Design and construction of two substations and one switching station for Powerlink Queensland at various locations throughout the state. United Group has already completed seven projects for Powerlink;
- Engineering, procurement and construction of 68km of 330kV double circuit transmission line for Western Power in the south of Perth;
- GE has appointed United Group Infrastructure as a subcontractor to design, supply, install and commission the 'Balance of Plant' and to install the gas turbine at the Weddell Power Station, Northern Territory, for Power and Water Corporation (PWC);
- United Group Infrastructure forms part of the Gibson Island Alliance, which has commenced early works on the construction of the Gibson Island Advanced Water Treatment Plant (AWTP), as part of the Western Corridor Recycled Water Project (WCRWP). The WCRWP is an initiative of the Queensland Government for construction of an underground pipeline and three new AWTPs. Alliance partners for this project include Baulderstone Hornibrook, MWH and Worley Parsons.

United Group's Managing Director and Chief Executive Officer Richard Leupen said, "The new projects are a sign that infrastructure spending on essential services continues to gather momentum throughout Australia.

"These new projects are particularly pleasing as they demonstrate that our continued focus on essential infrastructure markets is the right approach. Government spending on infrastructure is continuing and United Group is well placed to secure more projects of a similar size and scope.

"Water is an issue high on the national agenda and we are rapidly forging a leading position in this market and the pipeline of opportunities across Australia and in Asia is very promising. Recycling, water treatment and storm water harvesting are all areas where we are actively involved.

"A highlight for United Group is the fact that we have secured power and water projects in three major states – Queensland, New South Wales and Western Australia, and in the Northern Territory. Blue chip customers throughout Australia now recognise United Group as a leading services company in these sectors."

Mr Leupen said the project with GE in the Northern Territory is a highlight. "United Group has been strengthening its partnership with GE in areas outside of the rail sector. This project in the power sector is a sign that our partnership is expanding and it is a significant development for the Group.

"We are actively bidding on a number of projects in the power and water sectors with GE both in Australia and in some Asian markets. GE's technology leadership and global footprint gives United Group the scope to establish itself as one of the region's leading service providers."

Mr. Leupen also noted United Group's inclusion into the S&P/ASX100 index, announced on March 6. "It is pleasing to note that the Group is now a top 100 Australian company, a great achievement for our 11,500-strong team that have been instrumental in United Group's success."

- Ends -

ABN 85 009 180 287

For further Information, please contact:
Richard Leupen, Managing Director & CEO, United Group Limited: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

RECEIVED
2007 OCT 25 A 10:23

To Company Name/Scheme	UNITED GROUP LTD
ACN/ARSN	ABN 85 009 180 287

1. Details of substantial holder (1)

Name	CONCORD CAPITAL
ACN/ARSN (if applicable)	092 842 889

There was a change in the interests of the substantial holder on	08/03/2007
The previous notice was given to the company on	17/01/2007
The previous notice was dated	15/01/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FULLY PAID ORDINARY SHARES	9,842,896	7.11%	11,345,538	8.19%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	REFER TO ANNEXURE A		REFER TO ANNEXURE B		

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		REFER TO ANNEXURE C			

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CONCORD CAPITAL LTD	LEVEL 10, 6-10 O'CONNELL STREET SYDNEY NSW 2000

Signature

print name GARRY DUNCAN capacity COMPANY SECRETARY

sign here date / /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

CONCORD
C A P I T A L

Annexure A of Form 604 – Notice of Change of Substantial Holder.

Details of registered shareholdings as at 15 January 2007

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	385,224
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	211,866
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,495,433
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	818,625
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	403,830
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	79,480
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	225,344
Bond Street Custodians Limited	Level 26, 20 Bond Street, Sydney NSW 2001	221,126
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,701,778
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	2,102,877
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,086,493
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	1,019,843
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	90,977
Total		**9,842,896**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.

CONCORD
CAPITAL

Annexure B of Form 604 – Notice of Change of Substantial Holder.

Details of net trades between 15 January 2007 and 08 March 2007.

Date	$ Consideration	Net Trade
16-Jan-07	2,099,252.90	158,000.00
17-Jan-07	2,307,889.83	175,208.00
18-Jan-07	10,071.93	762.00
19-Jan-07	24,125.73	1,810.00
22-Jan-07	-411,334.58	-30,550.00
23-Jan-07	7,441.41	552.00
24-Jan-07	-35,476.82	-2,646.00
30-Jan-07	1,064,795.38	80,270.00
31-Jan-07	1,709,967.32	128,547.00
1-Feb-07	-79,202.35	-6,018.00
5-Feb-07	-303,249.33	-22,646.00
6-Feb-07	231,110.56	16,996.00
7-Feb-07	7,610.90	530.00
9-Feb-07	179,059.41	12,493.00
12-Feb-07	-666,789.80	-45,842.00
13-Feb-07	-37,762.14	-2,582.00
14-Feb-07	162,191.82	10,876.00
16-Feb-07	2,969,249.64	201,557.00
21-Feb-07	662,068.67	46,419.00
23-Feb-07	989,451.96	69,950.00
1-Mar-07	3,359,707.29	250,000.00
2-Mar-07	1,272,653.71	94,826.00
5-Mar-07	1,343,255.36	100,000.00
6-Mar-07	737,260.97	54,972.00
7-Mar-07	1,283,878.32	93,457.00
8-Mar-07	-1,588,121.00	115,701

CONCORD
CAPITAL

Annexure C of Form 604 – Notice of Change of Substantial Holder.

Details of registered shareholdings as at 08 March 2007

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	429,720
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	243,369
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,717,812
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	684,071
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	463,903
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	86,992
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	242,521
Bond Street Custodians Limited	Level 26, 20 Bond Street, Sydney NSW 2001	271,206
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,950,028
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	2,297,308
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,484,551
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	1,159,000
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	315,057
Total		**11,345,538**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.

UnitedGroup Limited

Interim Report
2006/2007


Services

Chairman & Managing Director's Review



Trevor C Rowe AM
Chairman



Richard A Leupen
Managing Director
and CEO

Diversity – through delivering sector focussed solutions

United Group continues to perform well, reporting record revenue of $1.3 billion (2005: $1.1 billion), up 18%. Net profit after tax and minority was $35.3 million (2005: $35.9 million). Earnings before interest and tax (EBIT) was $62.3 million (2005: $50.6 million), up 23%. The underlying EBIT excluding the $18.1 million Rail PPP cost was $80.4 million, up 59% on the previous corresponding period.

Given the strong underlying earnings growth, the Directors have maintained a fully franked interim dividend of 20 cents per share (2005: 20 cents) payable on 9 March 2007 to shareholders on the register at 23 February 2007.

A record first half
While the result was significantly impacted by the one-off Rail PPP cost, the underlying EBIT represents the strongest trading half in United Group's history. This has been driven by contributions from recent acquisitions and stronger margins. Spending in the resources and infrastructure sectors and international expansion underpin United Group's future growth. Our property services business performance was a highlight.

The acquisition of US based Equis was also completed during the period. This has been an excellent expansion for United Group and the business is performing well. The property services sector presents us with significant growth opportunities.

United Group's balance sheet is strong with a gearing ratio of 51%. This gives us the flexibility to pursue growth opportunities that make sense for shareholders.

A safer, stronger customer driven United Group
The U Safe program has been instrumental to our strong first half performance with long-term injury frequency rates running at improved levels. Our people's safety and that of our customers is critical for our success.

We are creating opportunities for our people through successful training and development, and forming leadership programs, U Lead, that identify and encourage United Group's future leaders. Investing in safety management and skills development for our 11,500-strong workforce remains a priority.

Highlights

- Net profit of $35.3 million
- Record revenue of $1.3 billion, up 18%
- Underlying EBIT of $80.4 million, up 59%
- Interim dividend of 20 cents per share, fully franked
- All sectors continue to grow supported by $4.4 billion order book
- Acquisitions performing well
- Earnings slightly weighted to second half and expected to exceed long-term targets

Operational Highlights

We have made significant progress in strengthening United Group to ensure growth continues. Technology partnerships remain a key part of this as they give United Group the ability to deliver best practice products and services for customers. We invested significantly in the business, increased the skills base of the management team and are integrating systems and processes across our four operating businesses under a program designated as "One United". As United Group continues to expand, we have to ensure we have the right structures, systems and teams in place to manage this growth.

The growth story continues

United Group is well placed to continue to grow, supported by strong market conditions in the resources and infrastructure sectors in Australia, and our move into international markets through property services, infrastructure and rail. United Group's $4.4 billion order book, a large percentage of which is made up of contracts that produce recurring revenue, gives us greater revenue certainty.

Strong market conditions in all sectors hold United Group in good stead both domestically and internationally. Significant growth opportunities remain available to United Group in all its key market sectors. United Group remains on track to continue to grow at high levels for some time. We expect a strong second half performance with earnings for the full year (pre Rail PPP cost) slightly weighted to the second half.

Trevor C Rowe AM
Chairman

Richard A Leupen
Managing Director and CEO

United Group Infrastructure



United Group Infrastructure continues to benefit from increased infrastructure spending. The water, power and transport (road and rail) sectors remain strong and offer scope for ongoing growth.

- Revenue increased 50% to $331.5 million
- EBIT up 40% to $17.1 million
- Major tunnelling services and rail infrastructure projects secured in Queensland
- Strong trading in Power and Water
- Well placed for continued growth in Australia and Asia

United Group Rail



United Group Rail performed well during the half. The business continues to evaluate growth opportunities both domestically and internationally.

- Delivered record first half revenue of $546.9 million
- EBIT of $32.4 million, up 25% before accounting for Rail PPP costs
- Commenced delivering Hunter Railcars and the OSCars into service
- Secured several orders for locomotives, and coal and iron ore wagons to service resource sector
- Freight and passenger refurbishment projects contributing to revenue and earnings growth

Financial Performance


Operating Revenue ($M)
First Half
Second Half
Rail PPP Impact
753.8
676.1
722.6
855.2
1,076.9
1,254.9
2,232.4
EBIT ($M)
30.8
24.1
28.5
38.9
47.1
63.4
120.2
80.4
Net Profit ($M)
10.7
7.7
16.3
21.9
29.1
47.5
78.7
47.9
2000
2001
2002
2003
2004
2005
2006
2007



United Group Resources



United Group Services

United Group Resources continues to benefit from a healthy resources sector. The performance reflects the move to combine major construction projects with maintenance and asset services.

- EBIT up 32% to $17.6 million
- EBIT/sales margin strong at 8.2%
- Asset Services division performed particularly well, winning work in the oil & gas and coal markets
- Business systems and processes are being strengthened
- Risk profile continues to focus on alliance or cost plus contracts

United Group Services performed well, winning new projects and securing all major re-tenders. It continues to evolve as a leading international property services firm with a non-conflicted model serving tenants and owner occupiers.

- EBIT up 167% to $23.8 million
- Revenue up 71% to $216.3 million
- Acquisition of Equis a major achievement
- New contracts secured in all key markets – Australia, Asia and the United States
- Greater interest in combined CRE and FM services by government and blue chip customers

Dividends and Earnings
(Cents per share)


Earnings per share
Dividends per share
27.7
2000
2001
2002
2003
2004
2005
2006
First Half 2006
First Half 2007

NB: Data for 2004 and prior years is under AGAAP
From 2005 data is under AIFRS.

Order Book
(By business $M)


Group
Infrastructure
Rail
Resources
Services
4,264
4,406
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Dec 06

The underlying profit represents the strongest trading half in United Group's history.

United Group continues to deliver earnings at levels well above its stated long-term target, and this is supported by contributions from recent acquisitions and stronger margins.

Equis performing well and delivering expanded opportunities.

Spending in the resources and infrastructure sectors and international expansion continue to underpin United Group's future growth.

Income Statement

	31 Dec 2006 $'000	31 Dec 2005 $'000
Total operating revenue	1,302,427	1,107,576
Earnings before interest and tax	62,342	50,634
Interest	(11,697)	(4,355)
Operating profit before tax	50,645	46,279
Income tax	(15,830)	(11,003)
Net profit after tax	34,815	35,276
Attributable to:		
Shareholders of the Company	35,339	35,869
Minority interest	(524)	(593)
Profit for the period	34,815	35,276
Basic earnings per share (cps)	26.0	28.9
Interim dividend (cps) – fully franked	20.0	20.0

Balance Sheet

	31 Dec 2006 $'000	30 Jun 2006 $'000
Cash	139,636	95,782
Other current assets	594,007	585,030
Total current assets	733,643	680,812
Intangible assets	622,969	486,137
Other non-current assets	196,239	189,543
Total assets	1,552,851	1,356,492
External borrowings	428,239	260,890
Other current liabilities	511,302	534,681
Other non-current liabilities	50,149	40,157
Total liabilities	989,690	835,728
Shareholders' equity	563,161	520,764
Net debt (external borrowings less cash)	288,603	165,108
Gearing ratio (net debt to shareholders' equity) (%)	51.2	31.7

Corporate Directory

Directors
Trevor C Rowe AM
Non-executive Chairman
Bruno G Camarri
Non-executive Deputy Chairman
RG (Sandy) Elliot
Non-executive Director
Richard Humphry AO
Non-executive Director
John W Ingram
Non-executive Director
Richard A Leupen
Managing Director and
Chief Executive Officer
Richard D White
Non-executive Director
David J Young
Non-executive Director
Company Secretary
Lyn Nikolopoulos

Registered Office
Level 7, 40 Miller Street
North Sydney NSW 2060
Auditor
KPMG
10 Shelley Street
Sydney NSW 2000
Share Registry
Link Market Services Limited
680 George Street
Sydney NSW 2000
T 1800 200 296 (toll free)
+61 2 8280 7796
Stock Exchange Listing
United Group Limited (UGL.AX)
shares are quoted on the
Australian Securities Exchange

United Group Limited
Level 7, 40 Miller Street
North Sydney NSW 2060
T +61 2 9492 8800
F +61 2 9492 8844
E uglinfo@unitedgroupltd.com
United Group Infrastructure
Level 10, 2 Elizabeth Plaza
North Sydney NSW 2060
T +61 2 9492 7102
F +61 2 9966 4955
E infrastructureinfo@unitedgroupltd.com
United Group Rail
3 Bridge Street
Pymble NSW 2073
T +61 2 9488 4888
F +61 2 9488 4955
E railinfo@unitedgroupltd.com

United Group Resources
Level 13, 140 St Georges Terrace
Perth WA 6000
T +61 8 9324 6325
F +61 8 9324 6320
E resourcesinfo@unitedgroupltd.com
United Group Services
Level 30, 2 Lonsdale Street
Melbourne VIC 3000
T +61 3 9631 7500
F +61 3 9631 7501
E servicesinfo@unitedgroupltd.com

www.unitedgroupltd.com

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements
FROM:	Lyn Nikolopoulos **DATE:** 19 March 2007
PAGES :	15 (inclusive)
SUBJECT:	**Change of Directors' Interests**

Please find attached Change of Director's Interest Notices as a result of shares acquired under the Directors' Deferred Share Plan and the Directors' Retirement Share Plan on behalf of the following Directors:

- Trevor Rowe
- Bruno Camarri
- Richard E Elliot
- Richard Humphry
- John Ingram
- David Young
- Richard White

Yours faithfully

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor C. Rowe
Date of last notice	21 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	19 March 2007
No. of securities held prior to change	66,708
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 6 2. 1,482
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20,073.12
No. of securities held after change	68,196
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruno Giovanni Camarri
Date of last notice	21 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	19 March 2007
No. of securities held prior to change	78,947
Class	Ordinary shares – Retirement Plan
Number acquired	817
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,021.33
No. of securities held after change	79,764
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	21 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	19 March 2007
No. of securities held prior to change	25,963
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 272 2. 201
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,380.77
No. of securities held after change	26,436
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	21 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	19 March 2007
No. of securities held prior to change	105,504
Class	Ordinary shares – Retirement Plan
Number acquired	202
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,724.98
No. of securities held after change	105,706
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	21 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	19 March 2007
No. of securities held prior to change	52,079
Class	Ordinary shares – Retirement Plan
Number acquired	236
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,183.64
No. of securities held after change	52,315
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	5 March 2007

Part 1 – Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	19 March 2007
No. of securities held prior to change	104,806
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 85 2. 220
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,114.45
No. of securities held after change	105,111
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard White
Date of last notice	21 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	19 March 2007
No. of securities held prior to change	5,683
Class	Ordinary shares – Retirement Plan
Number acquired	185
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,495.65
No. of securities held after change	5,868
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 604
Corporations Act 2001
Section 671B

Notice of Change of Interests of Substantial Holder

To: United Group Ltd
ACN/ARSN:

1. Details of substantial holder (s)

Name: FMR Corp and FIL
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	26 March 2007
The previous notice was given to the company on	19 April 2006
The previous notice was dated	18 April 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous Notice Person's votes	Previous Notice Voting Power (5)	Present Notice Person's votes	Present Notice Voting Power (5)
Common Stock	10,956,988	8.74%	10,689,550	7.72%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class & No. of securities affected	Person's votes affected
			USD $	Common stock	Common stock
19 April 2006	FMR Corp. & FIL	Market Acquisition	10.2760	9,100	9,100
19 April 2006	FMR Corp. & FIL	Market Acquisition	10.2456	20,700	20,700
19 April 2006	FMR Corp. & FIL	Market Acquisition	10.2760	500	500
19 April 2006	FMR Corp. & FIL	Market Acquisition	10.2456	1,100	1,100
19 April 2006	FMR Corp. & FIL	Market Acquisition	10.2760	3,800	3,800
19 April 2006	FMR Corp. & FIL	Market Acquisition	10.2538	900	900
19 April 2006	FMR Corp. & FIL	Market Acquisition	10.2456	9,100	9,100
19 April 2006	FMR Corp. & FIL	Market Acquisition	10.2538	5,000	5,000
19 April 2006	FMR Corp. & FIL	Market Acquisition	10.2456	28,683	28,683
19 April 2006	FMR Corp. & FIL	Market Disposition	10.2760	500	500
19 April 2006	FMR Corp. & FIL	Market Disposition	10.2760	3,800	3,800
19 April 2006	FMR Corp. & FIL	Market Disposition	10.2760	9,100	9,100
20 April 2006	FMR Corp. & FIL	Market Acquisition	10.4073	20,600	20,600
20 April 2006	FMR Corp. & FIL	Market Acquisition	10.4073	1,100	1,100

20 April 2006	FMR Corp. & FIL	Market Acquisition	10.4073	6,400	6,400
20 April 2006	FMR Corp. & FIL	Market Acquisition	10.2587	5,000	5,000
20 April 2006	FMR Corp. & FIL	Market Acquisition	10.4073	28,700	28,700
21 April 2006	FMR Corp. & FIL	Market Acquisition	9.9937	18,400	18,400
21 April 2006	FMR Corp. & FIL	Market Acquisition	9.9937	500	500
21 April 2006	FMR Corp. & FIL	Market Acquisition	10.0518	35,378	35,378
21 April 2006	FMR Corp. & FIL	Market Acquisition	9.9937	8,865	8,865
24 April 2006	FMR Corp. & FIL	Market Disposition	10.1587	4,400	4,400
24 April 2006	FMR Corp. & FIL	Market Disposition	10.1587	33,600	33,600
26 April 2006	FMR Corp. & FIL	Market Acquisition	10.1612	2,400	2,400
03 May 2006	FMR Corp. & FIL	Market Acquisition	10.2127	1,700	1,700
04 May 2006	FMR Corp. & FIL	Market Acquisition	10.3467	7,000	7,000
04 May 2006	FMR Corp. & FIL	Market Acquisition	10.2712	41,100	41,100
04 May 2006	FMR Corp. & FIL	Market Acquisition	10.3631	6,300	6,300
04 May 2006	FMR Corp. & FIL	Market Acquisition	10.2875	36,800	36,800
04 May 2006	FMR Corp. & FIL	Market Acquisition	10.3631	7,175	7,175
04 May 2006	FMR Corp. & FIL	Market Acquisition	10.2875	500	500
05 May 2006	FMR Corp. & FIL	Market Acquisition	10.6695	85,500	85,500
05 May 2006	FMR Corp. & FIL	Market Acquisition	10.6743	76,300	76,300
05 May 2006	FMR Corp. & FIL	Market Acquisition	10.6743	87,200	87,200
05 May 2006	FMR Corp. & FIL	Market Acquisition	10.6743	1,000	1,000
08 May 2006	FMR Corp. & FIL	Market Acquisition	10.7809	12,900	12,900
08 May 2006	FMR Corp. & FIL	Market Acquisition	10.7610	6,000	6,000
08 May 2006	FMR Corp. & FIL	Market Acquisition	10.7610	13,300	13,300
08 May 2006	FMR Corp. & FIL	Market Disposition	10.7549	14,000	14,000
09 May 2006	FMR Corp. & FIL	Market Acquisition	10.7583	2,400	2,400
09 May 2006	FMR Corp. & FIL	Market Acquisition	10.7864	900	900
09 May 2006	FMR Corp. & FIL	Market Acquisition	10.7864	71,568	71,568
10 May 2006	FMR Corp. & FIL	Market Acquisition	10.9925	34,200	34,200
10 May 2006	FMR Corp. & FIL	Market Acquisition	11.0134	30,300	30,300
10 May 2006	FMR Corp. & FIL	Market Acquisition	11.0134	35,500	35,500
11 May 2006	FMR Corp. & FIL	Market Acquisition	11.0539	2,000	2,000
11 May 2006	FMR Corp. & FIL	Market Acquisition	11.0539	43,100	43,100
11 May 2006	FMR Corp. & FIL	Market Acquisition	11.0240	33,500	33,500
11 May 2006	FMR Corp. & FIL	Market Acquisition	11.0240	235,257	235,257
16 May 2006	FMR Corp. & FIL	Market Acquisition	10.9289	30,735	30,735
16 May 2006	FMR Corp. & FIL	Market Disposition	10.9749	600	600
17 May 2006	FMR Corp. & FIL	Market Acquisition	10.9219	22,165	22,165
18 May 2006	FMR Corp. & FIL	Market Disposition	10.4471	2,500	2,500
22 May 2006	FMR Corp. & FIL	Market Acquisition	9.8940	96,308	96,308
22 May 2006	FMR Corp. & FIL	Market Disposition	9.9969	2,000	2,000
23 May 2006	FMR Corp. & FIL	Market Disposition	9.6356	1,500	1,500
23 May 2006	FMR Corp. & FIL	Market Disposition	9.6503	7,200	7,200
26 May 2006	FMR Corp. & FIL	Market Disposition	9.9072	6,300	6,300
29 May 2006	FMR Corp. & FIL	Market Disposition	10.0890	32,600	32,600
01 June 2006	FMR Corp. & FIL	Market Acquisition	10.2043	1,100	1,100
05 June 2006	FMR Corp. & FIL	Market Disposition	10.3376	2,300	2,300
09 June 2006	FMR Corp. & FIL	Market Disposition	9.7617	1,000	1,000
13 June 2006	FMR Corp. & FIL	Market Disposition	9.6809	42,000	42,000
14 June 2006	FMR Corp. & FIL	Market Disposition	9.5244	17,800	17,800
14 June 2006	FMR Corp. & FIL	Market Disposition	9.5912	68,700	68,700

14 June 2006	FMR Corp. & FIL	Market Disposition	9.5406	4,100	4,100
14 June 2006	FMR Corp. & FIL	Market Disposition	9.6075	15,600	15,600
14 June 2006	FMR Corp. & FIL	Market Disposition	9.5912	20,000	20,000
14 June 2006	FMR Corp. & FIL	Market Disposition	9.6075	50,000	50,000
14 June 2006	FMR Corp. & FIL	Market Disposition	9.5406	5,100	5,100
14 June 2006	FMR Corp. & FIL	Market Disposition	9.6075	17,000	17,000
14 June 2006	FMR Corp. & FIL	Market Disposition	9.5406	3,000	3,000
14 June 2006	FMR Corp. & FIL	Market Disposition	9.6075	11,000	11,000
15 June 2006	FMR Corp. & FIL	Market Disposition	9.5526	8,200	8,200
16 June 2006	FMR Corp. & FIL	Market Disposition	10.0280	2,400	2,400
21 June 2006	FMR Corp. & FIL	Market Disposition	9.6433	5,300	5,300
22 June 2006	FMR Corp. & FIL	Market Disposition	9.5863	15,684	15,684
22 June 2006	FMR Corp. & FIL	Market Disposition	9.5863	4,500	4,500
22 June 2006	FMR Corp. & FIL	Market Disposition	9.5863	137,300	137,300
23 June 2006	FMR Corp. & FIL	Market Disposition	9.4138	12,300	12,300
23 June 2006	FMR Corp. & FIL	Market Disposition	9.4138	1,700	1,700
23 June 2006	FMR Corp. & FIL	Market Disposition	9.4138	65,863	65,863
27 June 2006	FMR Corp. & FIL	Market Acquisition	9.9431	18,400	18,400
27 June 2006	FMR Corp. & FIL	Market Acquisition	9.3664	132,100	132,100
27 June 2006	FMR Corp. & FIL	Market Acquisition	9.3949	110,000	110,000
27 June 2006	FMR Corp. & FIL	Market Acquisition	9.3664	107,900	107,900
27 June 2006	FMR Corp. & FIL	Market Disposition	9.9245	15,193	15,193
27 June 2006	FMR Corp. & FIL	Market Disposition	9.8943	13,700	13,700
27 June 2006	FMR Corp. & FIL	Market Disposition	9.9245	2,100	2,100
27 June 2006	FMR Corp. & FIL	Market Disposition	9.8997	19,300	19,300
27 June 2006	FMR Corp. & FIL	Market Disposition	9.9356	900	900
27 June 2006	FMR Corp. & FIL	Market Disposition	9.8997	28,700	28,700
27 June 2006	FMR Corp. & FIL	Market Disposition	9.9245	80,660	80,660
29 June 2006	FMR Corp. & FIL	Market Acquisition	10.1960	119,636	119,636
29 June 2006	FMR Corp. & FIL	Market Disposition	10.2122	700	700
29 June 2006	FMR Corp. & FIL	Market Disposition	10.1855	700	700
29 June 2006	FMR Corp. & FIL	Market Disposition	10.2122	1,600	1,600
29 June 2006	FMR Corp. & FIL	Market Disposition	10.1855	1,900	1,900
29 June 2006	FMR Corp. & FIL	Market Disposition	10.1855	3,400	3,400
29 June 2006	FMR Corp. & FIL	Market Disposition	10.2122	5,300	5,300
29 June 2006	FMR Corp. & FIL	Market Disposition	10.2122	700	700
29 June 2006	FMR Corp. & FIL	Market Disposition	10.2122	700	700
29 June 2006	FMR Corp. & FIL	Market Disposition	10.1855	4,200	4,200
29 June 2006	FMR Corp. & FIL	Market Disposition	10.1855	13,100	13,100
29 June 2006	FMR Corp. & FIL	Market Disposition	10.2122	7,100	7,100
29 June 2006	FMR Corp. & FIL	Market Disposition	10.2122	1,500	1,500
29 June 2006	FMR Corp. & FIL	Market Disposition	10.2122	3,700	3,700
29 June 2006	FMR Corp. & FIL	Market Disposition	10.2122	7,200	7,200
29 June 2006	FMR Corp. & FIL	Market Disposition	10.2122	21,000	21,000
29 June 2006	FMR Corp. & FIL	Market Disposition	10.1855	2,900	2,900
29 June 2006	FMR Corp. & FIL	Market Disposition	10.1855	13,000	13,000
29 June 2006	FMR Corp. & FIL	Market Disposition	10.2122	7,100	7,100
29 June 2006	FMR Corp. & FIL	Market Disposition	10.2122	9,900	9,900
29 June 2006	FMR Corp. & FIL	Market Disposition	10.2122	900	900
30 June 2006	FMR Corp. & FIL	Market Acquisition	10.6723	260,410	260,410
30 June 2006	FMR Corp. & FIL	Market Disposition	10.7441	800	800

30 June 2006	FMR Corp. & FIL	Market Disposition	10.6639	400	400
30 June 2006	FMR Corp. & FIL	Market Disposition	10.7441	1,600	1,600
30 June 2006	FMR Corp. & FIL	Market Disposition	10.6639	1,400	1,400
30 June 2006	FMR Corp. & FIL	Market Disposition	10.6639	3,300	3,300
30 June 2006	FMR Corp. & FIL	Market Disposition	10.7441	6,000	6,000
30 June 2006	FMR Corp. & FIL	Market Disposition	10.7441	1,200	1,200
30 June 2006	FMR Corp. & FIL	Market Disposition	10.7441	1,000	1,000
30 June 2006	FMR Corp. & FIL	Market Disposition	10.6639	4,700	4,700
30 June 2006	FMR Corp. & FIL	Market Disposition	10.6639	12,600	12,600
30 June 2006	FMR Corp. & FIL	Market Disposition	10.7441	6,800	6,800
30 June 2006	FMR Corp. & FIL	Market Disposition	10.7441	1,500	1,500
30 June 2006	FMR Corp. & FIL	Market Disposition	10.7441	3,900	3,900
30 June 2006	FMR Corp. & FIL	Market Disposition	10.7441	7,600	7,600
30 June 2006	FMR Corp. & FIL	Market Disposition	10.6639	2,600	2,600
30 June 2006	FMR Corp. & FIL	Market Disposition	10.6639	24,500	24,500
30 June 2006	FMR Corp. & FIL	Market Disposition	10.7441	7,000	7,000
30 June 2006	FMR Corp. & FIL	Market Disposition	10.7441	18,100	18,100
30 June 2006	FMR Corp. & FIL	Market Disposition	10.7441	1,600	1,600
03 July 2006	FMR Corp. & FIL	Market Acquisition	10.7405	14,900	14,900
03 July 2006	FMR Corp. & FIL	Market Acquisition	10.7602	38,600	38,600
03 July 2006	FMR Corp. & FIL	Market Acquisition	10.7478	9,000	9,000
03 July 2006	FMR Corp. & FIL	Market Acquisition	10.7405	162,300	162,300
03 July 2006	FMR Corp. & FIL	Market Acquisition	10.7602	1,300	1,300
03 July 2006	FMR Corp. & FIL	Market Acquisition	10.7602	5,500	5,500
03 July 2006	FMR Corp. & FIL	Market Acquisition	10.7405	600	600
04 July 2006	FMR Corp. & FIL	Market Acquisition	10.8838	23,700	23,700
04 July 2006	FMR Corp. & FIL	Market Acquisition	10.9205	38,400	38,400
04 July 2006	FMR Corp. & FIL	Market Acquisition	10.9602	109,700	109,700
04 July 2006	FMR Corp. & FIL	Market Acquisition	10.9205	5,600	5,600
04 July 2006	FMR Corp. & FIL	Market Acquisition	10.9205	20,100	20,100
04 July 2006	FMR Corp. & FIL	Market Acquisition	10.9602	2,500	2,500
05 July 2006	FMR Corp. & FIL	Market Acquisition	10.6937	21,700	21,700
05 July 2006	FMR Corp. & FIL	Market Acquisition	10.6937	45,300	45,300
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	8,900	8,900
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	14,700	14,700
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	1,500	1,500
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	6,000	6,000
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	2,900	2,900
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	4,100	4,100
11 July 2006	FMR Corp. & FIL	Market Disposition	10.8426	5,900	5,900
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	8,300	8,300
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	1,100	1,100
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	9,600	9,600
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	13,200	13,200
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	8,400	8,400
11 July 2006	FMR Corp. & FIL	Market Disposition	10.8426	2,200	2,200
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	8,000	8,000
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	600	600
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	3,900	3,900
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	4,600	4,600
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	3,900	3,900

11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	1,900	1,900
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	2,000	2,000
11 July 2006	FMR Corp. & FIL	Market Disposition	10.9057	18,300	18,300
12 July 2006	FMR Corp. & FIL	Market Disposition	11.0141	4,700	4,700
12 July 2006	FMR Corp. & FIL	Market Disposition	11.0141	6,400	6,400
13 July 2006	FMR Corp. & FIL	Market Acquisition	10.9306	16,900	16,900
17 July 2006	FMR Corp. & FIL	Market Disposition	10.6985	200,000	200,000
17 July 2006	FMR Corp. & FIL	Market Disposition	10.6985	500	500
18 July 2006	FMR Corp. & FIL	Market Disposition	10.6743	120,063	120,063
18 July 2006	FMR Corp. & FIL	Market Disposition	10.6743	12,700	12,700
18 July 2006	FMR Corp. & FIL	Market Disposition	10.6527	1,400	1,400
21 July 2006	FMR Corp. & FIL	Market Disposition	10.7595	2,400	2,400
26 July 2006	FMR Corp. & FIL	Market Disposition	10.7055	100	100
27 July 2006	FMR Corp. & FIL	Market Disposition	10.8137	10,900	10,900
27 July 2006	FMR Corp. & FIL	Market Disposition	10.7742	49,500	49,500
01 August 2006	FMR Corp. & FIL	Market Disposition	10.7632	1,200	1,200
02 August 2006	FMR Corp. & FIL	Market Acquisition	10.4875	73,500	73,500
15 August 2006	FMR Corp. & FIL	Market Acquisition	10.4974	2,900	2,900
17 August 2006	FMR Corp. & FIL	Market Disposition	10.6645	85,064	85,064
18 August 2006	FMR Corp. & FIL	Market Disposition	10.5935	70,000	70,000
21 August 2006	FMR Corp. & FIL	Market Disposition	10.6001	53,000	53,000
22 August 2006	FMR Corp. & FIL	Market Disposition	10.6239	88,036	88,036
23 August 2006	FMR Corp. & FIL	Market Disposition	10.5035	27,400	27,400
25 August 2006	FMR Corp. & FIL	Market Disposition	10.4738	2,200	2,200
25 August 2006	FMR Corp. & FIL	Market Disposition	10.4541	80,200	80,200
28 August 2006	FMR Corp. & FIL	Market Disposition	10.3488	17,700	17,700
28 August 2006	FMR Corp. & FIL	Market Disposition	10.3991	9,900	9,900
31 August 2006	FMR Corp. & FIL	Market Disposition	10.4864	123,475	123,475
01 September 2006	FMR Corp. & FIL	Market Acquisition	10.5599	3,500	3,500
01 September 2006	FMR Corp. & FIL	Market Disposition	10.5589	3,500	3,500
01 September 2006	FMR Corp. & FIL	Market Disposition	10.5942	26,725	26,725
06 September 2006	FMR Corp. & FIL	Market Disposition	10.7362	53,839	53,839
07 September 2006	FMR Corp. & FIL	Market Disposition	10.6308	26,261	26,261
12 September 2006	FMR Corp. & FIL	Market Acquisition	9.7848	5,000	5,000
13 September 2006	FMR Corp. & FIL	Market Acquisition	9.7860	6,400	6,400
14 September 2006	FMR Corp. & FIL	Market Acquisition	10.0467	100,000	100,000
15 September 2006	FMR Corp. & FIL	Market Acquisition	10.0211	100,000	100,000
19 September 2006	FMR Corp. & FIL	Market Disposition	10.3435	44,800	44,800
21 September 2006	FMR Corp. & FIL	Market Disposition	10.2892	4,800	4,800
21 September 2006	FMR Corp. & FIL	Market Disposition	10.2892	600	600
26 September 2006	FMR Corp. & FIL	Market Acquisition	10.3513	1,849	1,849
26 September 2006	FMR Corp. & FIL	Market Acquisition	10.3889	119,113	119,113
26 September 2006	FMR Corp. & FIL	Market Disposition	10.3069	1,800	1,800
27 September 2006	FMR Corp. & FIL	Market Acquisition	10.4861	79,038	79,038
28 September 2006	FMR Corp. & FIL	Market Acquisition	10.6335	3,200	3,200
28 September 2006	FMR Corp. & FIL	Market Acquisition	10.5975	4,500	4,500
28 September 2006	FMR Corp. & FIL	Market Acquisition	10.6016	7,700	7,700
29 September 2006	FMR Corp. & FIL	Market Acquisition	10.6259	10,920	10,920
04 October 2006	FMR Corp. & FIL	Market Disposition	10.6168	22,800	22,800
05 October 2006	FMR Corp. & FIL	Market Disposition	10.8179	1,100	1,100
10 October 2006	FMR Corp. & FIL	Market Disposition	10.9787	24,800	24,800

12 October 2006	FMR Corp. & FIL	Market Disposition	10.8206	17,972	17,972
12 October 2006	FMR Corp. & FIL	Market Disposition	10.7261	800	800
12 October 2006	FMR Corp. & FIL	Market Disposition	10.8206	1,600	1,600
13 October 2006	FMR Corp. & FIL	Market Disposition	10.8320	56,566	56,566
13 October 2006	FMR Corp. & FIL	Market Disposition	10.8320	1,600	1,600
17 October 2006	FMR Corp. & FIL	Market Disposition	11.0097	24,900	24,900
23 October 2006	FMR Corp. & FIL	Market Disposition	11.0868	1,200	1,200
24 October 2006	FMR Corp. & FIL	Market Disposition	11.0109	2,600	2,600
24 October 2006	FMR Corp. & FIL	Market Disposition	11.0109	24,200	24,200
25 October 2006	FMR Corp. & FIL	Market Acquisition	11.2182	25,000	25,000
25 October 2006	FMR Corp. & FIL	Market Disposition	11.2486	24,800	24,800
30 October 2006	FMR Corp. & FIL	Market Disposition	11.4235	9,600	9,600
09 November 2006	FMR Corp. & FIL	Market Disposition	11.1168	87,145	87,145
10 November 2006	FMR Corp. & FIL	Market Disposition	10.2314	24,500	24,500
14 November 2006	FMR Corp. & FIL	Market Disposition	10.4604	30,100	30,100
14 November 2006	FMR Corp. & FIL	Market Disposition	10.4604	22,200	22,200
16 November 2006	FMR Corp. & FIL	Market Disposition	10.2205	500	500
17 November 2006	FMR Corp. & FIL	Market Acquisition	10.1813	50,000	50,000
22 November 2006	FMR Corp. & FIL	Market Acquisition	10.4146	5,000	5,000
22 November 2006	FMR Corp. & FIL	Market Disposition	10.4684	5,000	5,000
22 November 2006	FMR Corp. & FIL	Market Disposition	10.4165	50,000	50,000
27 November 2006	FMR Corp. & FIL	Market Disposition	10.5418	3,900	3,900
29 November 2006	FMR Corp. & FIL	Market Disposition	10.5898	6,442	6,442
30 November 2006	FMR Corp. & FIL	Market Acquisition	10.8439	132,100	132,100
30 November 2006	FMR Corp. & FIL	Market Disposition	10.9433	9,558	9,558
01 December 2006	FMR Corp. & FIL	Market Acquisition	10.8779	8,500	8,500
05 December 2006	FMR Corp. & FIL	Market Disposition	10.5707	22,400	22,400
05 December 2006	FMR Corp. & FIL	Market Disposition	10.5707	162,222	162,222
05 December 2006	FMR Corp. & FIL	Market Disposition	10.5804	5,200	5,200
05 December 2006	FMR Corp. & FIL	Market Disposition	10.5804	18,500	18,500
06 December 2006	FMR Corp. & FIL	Market Disposition	10.5310	7,200	7,200
06 December 2006	FMR Corp. & FIL	Market Disposition	10.5310	52,378	52,378
06 December 2006	FMR Corp. & FIL	Market Disposition	10.5413	1,700	1,700
06 December 2006	FMR Corp. & FIL	Market Disposition	10.5413	5,900	5,900
08 December 2006	FMR Corp. & FIL	Market Acquisition	10.6561	20,000	20,000
12 December 2006	FMR Corp. & FIL	Market Acquisition	10.7716	37,800	37,800
12 December 2006	FMR Corp. & FIL	Market Disposition	10.7627	3,100	3,100
13 December 2006	FMR Corp. & FIL	Market Disposition	10.6304	10,200	10,200
13 December 2006	FMR Corp. & FIL	Market Disposition	10.6304	27,059	27,059
14 December 2006	FMR Corp. & FIL	Market Acquisition	10.6585	7,500	7,500
14 December 2006	FMR Corp. & FIL	Market Acquisition	10.6122	6,100	6,100
14 December 2006	FMR Corp. & FIL	Market Acquisition	10.6122	32,800	32,800
14 December 2006	FMR Corp. & FIL	Market Acquisition	10.5709	19,900	19,900
14 December 2006	FMR Corp. & FIL	Market Acquisition	10.5709	4,200	4,200
14 December 2006	FMR Corp. & FIL	Market Acquisition	10.5709	9,000	9,000
14 December 2006	FMR Corp. & FIL	Market Acquisition	10.5709	17,600	17,600
14 December 2006	FMR Corp. & FIL	Market Acquisition	10.5709	84,400	84,400
14 December 2006	FMR Corp. & FIL	Market Acquisition	10.6626	12,600	12,600
14 December 2006	FMR Corp. & FIL	Market Acquisition	10.6122	122,200	122,200
14 December 2006	FMR Corp. & FIL	Market Acquisition	10.6122	40,000	40,000
14 December 2006	FMR Corp. & FIL	Market Acquisition	10.6211	341	341

14 December 2006	FMR Corp. & FIL	Market Acquisition	10.5709	4,800	4,800
14 December 2006	FMR Corp. & FIL	Market Acquisition	10.6211	22,700	22,700
14 December 2006	FMR Corp. & FIL	Market Acquisition	10.5709	25,700	25,700
14 December 2006	FMR Corp. & FIL	Market Acquisition	10.5709	1,700	1,700
14 December 2006	FMR Corp. & FIL	Market Disposition	10.6626	22,700	22,700
14 December 2006	FMR Corp. & FIL	Market Disposition	10.6626	341	341
14 December 2006	FMR Corp. & FIL	Market Disposition	10.6626	12,600	12,600
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	5,800	5,800
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	4,200	4,200
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	1,300	1,300
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	3,500	3,500
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.8123	2,600	2,600
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.8123	1,200	1,200
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.8122	300	300
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7784	3,400	3,400
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7784	18,100	18,100
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	4,700	4,700
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.8122	3,300	3,300
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7550	11,000	11,000
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7550	2,400	2,400
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	4,600	4,600
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7550	5,000	5,000
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7550	9,700	9,700
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	1,100	1,100
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	5,100	5,100
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	8,000	8,000
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	10,500	10,500
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.8122	1,900	1,900
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	4,200	4,200
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	500	500
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	2,500	2,500
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	7,500	7,500
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7550	46,700	46,700
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7784	67,400	67,400
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	2,500	2,500
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.8122	4,900	4,900
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	2,500	2,500
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7784	22,200	22,200
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.8122	500	500
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	2,400	2,400
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7550	2,659	2,659
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	1,800	1,800
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	18,500	18,500
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7888	1,500	1,500
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7550	14,200	14,200
15 December 2006	FMR Corp. & FIL	Market Acquisition	10.7550	1,000	1,000
15 December 2006	FMR Corp. & FIL	Market Disposition	10.8254	30,000	30,000
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	5,900	5,900
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	4,200	4,200
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	1,400	1,400
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	3,600	3,600

18 December 2006	FMR Corp. & FIL	Market Acquisition	10.7109	2,600	2,600
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.7109	1,300	1,300
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.7109	300	300
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	4,800	4,800
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.7109	3,300	3,300
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	4,700	4,700
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	1,100	1,100
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	5,200	5,200
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	8,100	8,100
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	10,500	10,500
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.7109	2,000	2,000
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	4,300	4,300
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	500	500
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	2,600	2,600
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	7,500	7,500
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	2,500	2,500
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.7109	4,900	4,900
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	2,500	2,500
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.7109	500	500
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	2,400	2,400
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	1,900	1,900
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	17,400	17,400
18 December 2006	FMR Corp. & FIL	Market Acquisition	10.6931	1,500	1,500
27 December 2006	FMR Corp. & FIL	Market Acquisition	10.8938	7,700	7,700
29 December 2006	FMR Corp. & FIL	Market Acquisition	11.0036	2,100	2,100
03 January 2007	FMR Corp. & FIL	Market Acquisition	11.0462	2,400	2,400
03 January 2007	FMR Corp. & FIL	Market Disposition	10.9727	50,000	50,000
05 January 2007	FMR Corp. & FIL	Market Acquisition	10.7479	3,300	3,300
05 January 2007	FMR Corp. & FIL	Market Disposition	10.7554	50,000	50,000
08 January 2007	FMR Corp. & FIL	Market Acquisition	10.6446	22,000	22,000
08 January 2007	FMR Corp. & FIL	Market Disposition	10.6273	50,000	50,000
15 January 2007	FMR Corp. & FIL	Market Disposition	10.4007	4,500	4,500
29 January 2007	FMR Corp. & FIL	Market Disposition	10.2480	43,000	43,000
30 January 2007	FMR Corp. & FIL	Market Disposition	10.2599	2,100	2,100
01 February 2007	FMR Corp. & FIL	Market Acquisition	10.1903	58,700	58,700
02 February 2007	FMR Corp. & FIL	Market Acquisition	10.3559	2,000	2,000
02 February 2007	FMR Corp. & FIL	Market Disposition	10.3367	5,100	5,100
08 February 2007	FMR Corp. & FIL	Market Disposition	10.9832	1,700	1,700
15 February 2007	FMR Corp. & FIL	Market Acquisition	11.7202	114,200	114,200
16 February 2007	FMR Corp. & FIL	Market Disposition	11.5517	50,000	50,000
21 February 2007	FMR Corp. & FIL	Market Acquisition	11.1915	1,000	1,000
23 February 2007	FMR Corp. & FIL	Market Acquisition	11.1450	11,000	11,000
23 February 2007	FMR Corp. & FIL	Market Disposition	11.1839	1,000	1,000
26 February 2007	FMR Corp. & FIL	Market Acquisition	11.3009	3,000	3,000
02 March 2007	FMR Corp. & FIL	Market Acquisition	10.5129	800	800
02 March 2007	FMR Corp. & FIL	Market Disposition	10.5254	18,300	18,300
05 March 2007	FMR Corp. & FIL	Market Disposition	10.4479	50,000	50,000
06 March 2007	FMR Corp. & FIL	Market Disposition	10.3039	34,600	34,600
07 March 2007	FMR Corp. & FIL	Market Disposition	10.7047	3,200	3,200
08 March 2007	FMR Corp. & FIL	Market Disposition	10.6707	2,430	2,430
12 March 2007	FMR Corp. & FIL	Market Disposition	10.4810	5,400	5,400

13 March 2007	FMR Corp. & FIL	Market Disposition	10.4340	2,400	2,400
13 March 2007	FMR Corp. & FIL	Market Disposition	10.4861	4,000	4,000
20 March 2007	FMR Corp. & FIL	Market Acquisition	10.8828	11,000	11,000
20 March 2007	FMR Corp. & FIL	Market Disposition	10.8905	2,100	2,100
21 March 2007	FMR Corp. & FIL	Market Disposition	11.0062	10,400	10,400
22 March 2007	FMR Corp. & FIL	Market Disposition	11.0008	5,400	5,400
22 March 2007	FMR Corp. & FIL	Market Disposition	11.0008	20,100	20,100
22 March 2007	FMR Corp. & FIL	Market Disposition	11.0008	22,400	22,400
22 March 2007	FMR Corp. & FIL	Market Disposition	11.0008	36,300	36,300
22 March 2007	FMR Corp. & FIL	Market Disposition	11.0008	256,600	256,600
22 March 2007	FMR Corp. & FIL	Market Disposition	11.0008	67,100	67,100
26 March 2007	FMR Corp. & FIL	Market Acquisition	11.0839	2,500	2,500
26 March 2007	FMR Corp. & FIL	Market Disposition	11.0353	1,300	1,300
26 March 2007	FMR Corp. & FIL	Market Disposition	11.0353	4,300	4,300
26 March 2007	FMR Corp. & FIL	Market Disposition	11.0353	5,000	5,000
26 March 2007	FMR Corp. & FIL	Market Disposition	11.0353	9,000	9,000
26 March 2007	FMR Corp. & FIL	Market Disposition	11.0353	52,255	52,255
26 March 2007	FMR Corp. & FIL	Market Disposition	11.0353	15,600	15,600
				Total Buys	**4,360,500**
				Total Sales	**3,982,831**
				Non-Market Decrease	**645,107**
				Overall Decrease	**267,438**

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
FIL & FMR Corp.	AGILENT TEC INT-PAC BAS T50416	118,400
FIL & FMR Corp.	FIJ IT BALANCED FUND MOTHER	21,700
FIL & FMR Corp.	PYRAMIS PAC BAS XJP C PL T1057	536,047
FIL & FMR Corp.	CHEVRON TEX PAC BASIN T55006	103,800
FIL & FMR Corp.	CIBC IMP OS EQ POOL PB T55340	29,500
FIL & FMR Corp.	FID INSTL FDS-GLOBAL FOCUS FD	28,600
FIL & FMR Corp.	FID INSTL FD-PACIFIC(EX JAP)FD	255,220
FIL & FMR Corp.	FID INSTL SOUTH EAST ASIA FUND	768,444
FIL & FMR Corp.	EQUITABLE FI SM CAP VAL T50262	733,800
FIL & FMR Corp.	FID FDS - ASIA PAC GRWTH & INC	200,000
FIL & FMR Corp.	FID FDS-INST ASIA PAC(EX-JP)PL	2,900
FIL & FMR Corp.	FID FUNDS - GLBL FOCUS POOL	15,770
FIL & FMR Corp.	FID FDS - PACIFIC POOL	867,842
FIL & FMR Corp.	FIDELITY GLOBAL EQUITIES FUND	13,400
FIL & FMR Corp.	FID AUS GBL FOCUS FUND	4,220
FIL & FMR Corp.	FIDELITY ASIA CYCL PILOT FUND	2,000
FIL & FMR Corp.	PYRAMIS SLCT INTL SM CP T55105	37,171
FIL & FMR Corp.	PYRAMIS INTL GRW PAC BSN T2333	177,800
FIL & FMR Corp.	PYRAMIS INST INT GR PXJP T2311	53,900
FIL & FMR Corp.	FF-INST PACIFIC EX JAPA POOL	5,730
FIL & FMR Corp.	STATE BRD ADM OF FL-PAC T55116	123,800

FIL & FMR Corp.	AUSTRALIA - FUNDS SA	138,326
FIL & FMR Corp.	FID GLBL BAL ASIAXJP+AUS+NZ SB	58,300
FIL & FMR Corp.	GM EURO/PAC VEBA PB T55191	41,300
FIL & FMR Corp.	FIJ IT GLOBAL FUND MOTHER	49,400
FIL & FMR Corp.	GM PAC BASIN-PAC BASIN T2166	222,300
FIL & FMR Corp.	FIJ IT GLOBAL EQ OPEN MOTHER	70,800
FIL & FMR Corp.	HKMPF-MKT INV ASIA PAC EQ FND	343,300
FIL & FMR Corp.	HALLIBURTON INTL GRO PB T55203	62,200
FIL & FMR Corp.	HYDRO ONE PAC BASIN(T2317)	81,900
FIL & FMR Corp.	FA INT SOUTH EAST ASIA SUB	394,121
FIL & FMR Corp.	INTL SMALL CAP OPPORTUNITIES	1,106,708
FIL & FMR Corp.	PYRAMIS SEL INTL SM CAP(T1056)	56,959
FIL & FMR Corp.	ILLINOIS TEACH RET-PB T55139	135,000
FIL & FMR Corp.	JCPENNEY CORP PAC X-JPN T55300	112,800
FIL & FMR Corp.	FIJ IT JPN ASIA GROWTH MOTHER	380,046
FIL & FMR Corp.	KBR PAC BASN EX JPN SUB T55378	34,900
FIL & FMR Corp.	KENTUCKY INS PAC BASIN T2348	67,600
FIL & FMR Corp.	KENTUCKY PEN PAC BASIN T2343	132,200
FIL & FMR Corp.	FID MANAGED INTERNATIONAL FUND	165,245
FIL & FMR Corp.	MINN SBI-MSCI WXUS-PBXJ T55308	127,100
FIL & FMR Corp.	MTR CORP RETMT SCHM PACIF EQTY	20,400
FIL & FMR Corp.	NORTHROP GRMN INT GR-PB T55186	199,900
FIL & FMR Corp.	OH P&F ACWI XUS PB XJPN T50412	212,800
FIL & FMR Corp.	FID PACIFIC BASIN FUND	586,893
FIL & FMR Corp.	PETRO CANA INTL GR-PACB T55022	34,200
FIL & FMR Corp.	FIDELITY INTL FD - PEP PAC BSN	88,820
FIL & FMR Corp.	ILLINOIS TRS POB-PB T55160	28,900
FIL & FMR Corp.	RAILWAYS PENS EQ-PACIFIC BASIN	479,255
FIL & FMR Corp.	RIYAD BANK PACIFIC SUB	93,200
FIL & FMR Corp.	REYNOLDS AM PB XJPN SUB T55015	62,700
FIL & FMR Corp.	STANISLAUS ERA IG PBXJ T50585	42,400
FIL & FMR Corp.	SEVEN RE FIDELITY PACIFIC	265,033
FIL & FMR Corp.	CIBC INTL EQTY PAC BAS T55010	79,900
FIL & FMR Corp.	U OF W.ONTARIO- PB XJPN T55326	34,400
FIL & FMR Corp.	WISCONSIN SIB FIX PAC T55233	176,800
FIL & FMR Corp.	WISCONSIN SIB VAR-PB T55245	10,800
FIL & FMR Corp.	WICHITA RET SYS PAC BSN T50636	31,800
FIL & FMR Corp.	WASHINGTON SIB PAC T55179	360,800
Total	**10,689,550**	**7.72%**

5. **Changes in Association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
FMR Corp./FMR Co.	FMR Co. is the adviser to the registered holders named in Section 4 and has power under its management agreements to dispose of the subject shares. FMR Co. is a wholly-owned subsidiary of FMR Corp., a Delaware corporation. Edward C. Johnson 3d is chairman of FMR Corp. and owns in excess of 10% of the voting power of FMR Corp. and may thereby be deemed an associate of FMR Co. However, neither FMR Corp. nor Edward C. Johnson 3d has sole power to vote or direct the voting of, or to dispose of or direct the disposition of, the subject shares. FMR Co. carries out such voting under written guidelines established by the Board of Trustees of the Funds which are the registered holders.
FIL	FIL is the adviser to the registered holders named in Section 4 above, each of which is an investment company organized under the laws of a jurisdiction other than the United States, and has power under its management agreements to dispose of the subject shares. Edward C. Johnson 3d is chairman of FIL and owns in excess of 20% of the voting power of FIL. By reason of his ownership of the "prescribed percentage" of FIL, Mr. Johnson may be deemed the holder of a relevant interest in the subject shares and a substantial shareholder. FIL has power to vote and dispose of the shares of the Funds which it advises.

6. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
FMR Corp., FMR Co.	82 Devonshire Street Boston, MA 02109
FIL	PO Box HM 670, Hamilton HMCX, Bermuda

Sign Here ________________________________
Dated 27 March 2007
Charles Jones
Director - Global Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos	**DATE:**	20 April 2007
PAGES :	15 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Change of Director's Interest Notices as a result of shares acquired under the Directors' Deferred Share Plan and the Directors' Retirement Share Plan on behalf of the following Directors:

- Trevor Rowe
- Bruno Camarri
- Richard E Elliot
- Richard Humphry
- John Ingram
- David Young
- Richard White

Yours faithfully

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor C. Rowe
Date of last notice	19 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 April 2007
No. of securities held prior to change	68,196
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 6 2. 487
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,961.16
No. of securities held after change	68,689
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruno Giovanni Camarri
Date of last notice	19 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 April 2007
No. of securities held prior to change	79,764
Class	Ordinary shares – Retirement Plan
Number acquired	310
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,377.20
No. of securities held after change	80,074
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	19 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 April 2007
No. of securities held prior to change	26,436
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 260 2. 192
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,382.24
No. of securities held after change	26,888
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	19 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 April 2007
No. of securities held prior to change	105,706
Class	Ordinary shares – Retirement Plan
Number acquired	194
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,739.28
No. of securities held after change	105,900
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	19 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 April 2007
No. of securities held prior to change	52,315
Class	Ordinary shares – Retirement Plan
Number acquired	226
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,191.12
No. of securities held after change	52,541
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	19 March 2007

Part 1 – Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 April 2007
No. of securities held prior to change	105,111
Class	Ordinary shares – Retirement Plan
Number acquired	211
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,979.32
No. of securities held after change	105,322
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard White
Date of last notice	19 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 April 2007
No. of securities held prior to change	5,868
Class	Ordinary shares – Retirement Plan
Number acquired	177
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,499.24
No. of securities held after change	6,045
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Wallara

Asset Management Pty Ltd

Level 3
100 Collins Street
Melbourne 3000
Tel: (03) 9654 9500
Fax: (03) 9654 9600

ATTENTION : ASX Announcements Office		**DATE**	: 20 April 2007
		FAX NUMBER	: 1900 999 279
FROM : Glen Thomson		**TOTAL PAGES Including Header**	: 3

IF YOU DO NOT RECEIVE ALL PAGES, PLEASE TELEPHONE IMMEDIATELY

Dear Sir / Madam,

Please find attached Wallara Asset Management's Form 605: Notice of Ceasing to be a Substantial Holder in United Group Limited.

Kind regards

Glen Thomson
Company Secretary

AFS Licence No: 246547

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: UNITED GROUP LIMITED

ACN/ARSN: 009 180 287

1. Details of substantial holder(1)

Name: WALLARA ASSET MANAGEMENT PTY LTD

ACN/ARSN (if applicable): 070 367 341

The holder ceased to be a substantial holder on: 20/4/07

The previous notice was given to the company on: 17/1/07

The previous notice was dated: 18/1/07

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
Refer Annexure A					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
WALLARA ASSET MANAGEMENT PTY LTD	LEVEL 3, 100 COLLINS STREET, MELBOURNE, VIC, 3000

Signature

print name: GLEN THOMSON capacity: COMPANY SECRETARY

sign here: [signature] date: 20/4/07

ANNEXURE A: CHANGES IN RELEVANT INTERESTS

Wallara Asset Management Pty Ltd
ABN: 15 070 367 341

Holder of relevant interest	Class of securities	Name of security
Wallara Asset Management Pty Ltd	Ordinary	United Group Limited

Nature of change	Trade date	No. of securities & votes affected	Cash consideration	Non-cash consideration
Purchase	02/02/2007	70	935	-
	06/02/2007	490	6,743	-
	14/02/2007	3,000	44,795	-
	05/04/2007	1,399	19,087	-
	26/03/2007	1,711	23,458	-
	27/03/2007	2,000	27,430	-
Purchase Total		8,670	122,447	-
Sale	24/01/2007	(7,670)	(102,895)	-
	20/02/2007	(5,270)	(76,473)	-
	14/03/2007	(100)	(1,317)	-
	16/03/2007	(7,190)	(96,773)	-
	30/03/2007	(45,170)	(610,643)	-
	12/04/2007	(8,570)	(122,711)	-
	23/01/2007	(140)	(1,874)	-
Sale Total		(74,110)	(1,012,684)	-
Transfer out	08/02/2007	(28,000)	-	(400,960)
	14/03/2007	(42,620)	-	(571,108)
	20/04/2007	(1,103,938)	-	(16,205,810)
Transfer out Total		(1,174,558)	-	(17,177,878)
Grand Total		(1,239,998)	(890,237)	(17,177,878)

This is annexure A of 1 pages referred to in Form 605
Page 1 of 1

Signed: [signature]

Date: 20 APRIL 2007

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller St
North Sydney NSW 2060
Australia
Telephone: +61 2 9492 8888
Facsimile: +61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

27 April 2007

Joel Farina
Adviser, Issuers (Sydney)
ASX Limited
Exchange Centre
Level 1, 20 Bridge Street
Sydney NSW 2000

By Email: joel.farina@asx.com.au

Dear Joel

RE: Price Query for United Group Limited

We refer to your letter dated 26 April 2007. United Group Limited (the "Company") provides the following responses to your questions (using your numbering).

1. The Company is not aware of any information concerning it that has not been announced and, if known, could be an explanation for the trading in the securities of the Company.

2. Not applicable.

3. Yesterday Dow Jones reported a rumour regarding a possible takeover. The Company confirms that it is not aware of any such takeover. The Company is not aware of any other matters that may be having an impact on the price change and increase in volume in the securities of the Company.

4. The Company confirms that it is in compliance with the listing rules and, in particular, listing rule 3.1.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 1, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 (02) 9227 0441
Facsimile 61 (02) 9241 7620
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

26 April 2007

Lyn Nikolopoulos
Company Secretary
United Group Limited
Level 7
40 Miller Street
North Sydney NSW 2060

By Email: lyn.nikolopoulos@unitedgroupltd.com

Dear Lyn

United Group Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a low of $13.95 on 17 April 2007 to an intraday high of $15.96 today 26 April 2007. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   [Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below)].

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at joel.farina@asx.com.au or by facsimile on facsimile number (02) 9241 7620. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 9.30 a.m. E.S.T.) on Monday, 30 April 2007.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Joel Farina
Adviser, Issuers (Sydney)
Direct Line: (02) 9227 0441

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	4 May 2007
PAGES :	11 (including this page)		
SUBJECT:	**Investor Briefing Presentation**		

Please find enclosed the slide presentation provided by the Managing Director at the Macquarie Emerging Leaders Conference held yesterday afternoon.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

UnitedGroup Limited

3 May 2007

Macquarie Emerging Leaders Conference



Richard Leupen
Managing Director and CEO

UnitedGroup Limited

Agenda

- Strategic Framework
- Historical Performance
- Key Drivers
- One United
- Outlook



Shell Harbour Water Treatment Plant

2

Strategic Framework

UnitedGroup Limited


A service company supporting essential infrastructure, property and industry
11,500 people
Values of safety, integrity, outstanding customer service, teamwork and open communication

3

Net Profit and Return on Equity

UnitedGroup Limited


NPAT $m
NPAT Margin
Return On Equity
H1
H2
Rail PPP Impact

4

Earnings and Dividend per Share

UnitedGroup Limited



Earnings Per Share
H1
H2
Rail PPP Impact
17.6
13.0
22.7
29.1
34.4
45.8
63.7
35.2
26.0
2000 2001 2002 2003 2004 2005 2006 2007
Dividend Per Share
Special Dividend
Dividend H2
Dividend H1
cps
0 5 10 15 20 25 30 35 40 45 50
9
7
10
24
28
30
44
20
2000 2001 2002 2003 2004 2005 2006 2007

5

Investment in United Group

UnitedGroup Limited



Share Price Growth
United Group Limited vs ASX All Ordinaries
1600%
1400%
1200%
1000%
800%
600%
400%
200%
0%
April 2000 April 2001 April 2002 April 2003 April 2004 April 2005 April 2006 April 2007
—UGL —XAO

6


Order Book: at $4.4 billion
UnitedGroup Limited
Order Book
1,105
1,233
1,124
2,252
2,301
2,686
4,283
4,407
Jun 00 Jun 01 Jun 02 Jun 03 Jun 04 Jun 05 Jun 06 Dec 06
Employees
3,500
3,703
3,773
5,032
5,696
7,879
10,678
11,427
Jun-00 Jun-01 Jun-02 Jun-03 Jun-04 Jun-05 Jun-06 Dec-06
Group
Infrastructure
Rail
Resources
Services


Safety – Continued Focus
UnitedGroup Limited
Long Term Injury Frequency Rate (LTIFR) and Total Recordable Cases Frequency Rate (TRCFR)
LTIFR per million hours
TRCFR per million hours
2000-2001 2001-2002 2002-2003 2003-2004 2004-2005 2005-2006 Dec-06
LTIFR
TRCFR

More than $1.5 billion of New Projects

UnitedGroup Limited

United Group Infrastructure

- Substations and transmission lines in Queensland, New South Wales and Western Australia
- Wastewater treatment plants in Queensland and New South Wales
- North South Bypass Tunnel, Brisbane
- SEQIP projects in Queensland

United Group Rail

- GE locomotives to Pilbara Iron

United Group Resources

- Mechanical and electrical maintenance in Bowen Basin
- Managing contractor for proposed ammonium plant in Moranbah

United Group Services

- CRE services to AGFA, Raymond James Financial, Nokia China, IBM India
- FM services to Ministry of Foreign Affairs Singapore, Sydney Airport, GE Money

55% of United Group customers are Governments

9

The Global Business Landscape

UnitedGroup Limited

Friedman's 10 contributors to a 'flattened' global playing field:

- Berlin wall comes down/ windows goes up
- Netscape goes public
- Workflow software
- Open source software
- Outsourcing
- Supply chaining
- Off-shoring
- In-sourcing
- In-forming
- Steroids

10

United Group Drivers and Enablers

UnitedGroup Limited

Drivers

- Outsourcing – all businesses
- BRICS economy
- Resources boom
- Infrastructure spend
- Global property outsourcing opportunity

Enablers

- Partnerships for delivery
- Technology
- Alliance style contracting
- Global client base
- United Group infrastructure/workshop
- United Group people

11

BRIC Economy - China

UnitedGroup Limited


China's Economic Growth
Per cent
24
20
16
12
8
4
0
-4
-8
-12
-16
-20
-24
-28
1950
1952
1954
1956
1958
1960
1962
1964
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020

12

Key Drivers in Infrastructure

UnitedGroup Limited

- State governments underspending in infrastructure for last decades
  - planning to spend more than $100 billion in next four years
- Expenditure in
  - Water treatment facilities
  - Substations, transmission lines and power generation
  - Rail tracks and road upgrades
  - New trams and trains for Victoria
- Major expenditure expected in Queensland, New South Wales, Western Australia and Victoria



13

Key Drivers in Resources

UnitedGroup Limited

- Major projects remain strong
  - Lead mainly by the mining sector
  - Construction spend to exceed $4 billion over next two years
  - Requirements for locomotives and wagons
- Continued boom in commodity prices directly related to global demand
- Limitations include
  - Skilled labour
  - Infrastructure constraints



14

Key Drivers in Property

UnitedGroup Limited

- Over $500 billion of core activities are now outsourced by businesses
  - Outsourcing is more about making operations simpler
- Global opportunities servicing multi national companies
- Healthcare Sector
  - $80 billion industry
  - Immature industry ripe for rationalisation and supply chain efficiencies
  - This includes structural separation, business process outsourcing and facilities management



15

Global Growth Platform

UnitedGroup Limited



USA
Expand FM solutions
Potential acquisition
Europe
Potential acquisition
Asia
Expand CRE solutions
Expand Rail and Infrastructure operations
Develop supply chain

● Cities with main offices
○ Cities with presence

16

One United

UnitedGroup Limited

UnitedGroup Limited

- Human Resource
- Risk Management
- Treasury Management
- Logos
- Delegation of Authority
- Tax Management
- Insurance
- Industrial Relations
- Health Safety Security Environment

Shared Services **Strategic Marketing**

UnitedGroup Rail

UnitedGroup Resources

UnitedGroup Infrastructure

UnitedGroup Services

Encouraged to Share

- Payroll/HR
- IT/Website
- Procurement
- Physical Resourcing
- Offices/Workshop
- Labour
- Market Knowledge
- Projects

17

Current Programs under One United

UnitedGroup Limited

- Extending SAP to the rest of Engineering businesses
- Consolidated financial reporting system
- Shared services
- Overhead review and restructure
- Process refinement and transformation
- Procurement

Why are they under the One United umbrella?

Because they are interdependent. Each is done better alongside the others.



Meeting at Equis office

18

Outlook

UnitedGroup Limited

- Order book of $4.4bn
- Strong market positions supported by continuous spending in infrastructure and resources
- Unique long term growth platform – global CRE service
- Focus on strong cash flow, balance sheet and return on capital
- Investing in our future
  - Strengthening management team
  - Improving business systems
  - Better risk management
- On track to continue to grow at high levels

19

UnitedGroup Limited

For more information visit:



United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	7 May 2007
PAGES :	8 (including this page)		
SUBJECT:	**Award of Options**		

Please find attached an Appendix 3B for the award of 126,457 options under the Employee Share Option Plan.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unquoted options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	126,457
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options with an exercise price of $15.43 vesting in three tranches on 1 September in years 2010, 2011, 2012 and expiring on 31 December 2012.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options awarded under Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	138,444,964	Ordinary shares

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Total** **7,448,381** Unquoted Options

Options	Exercise Price ($)	Expiry Date
83,334	4.49	31/12/2007
83,334	5.16	31/12/2007
20,000	5.30	31/12/2007
33,334	6.28	31/12/2007
246,668	7.23	31/12/2008
66,667	7.64	31/12/2008
861,000	10.73	31/12/2008
103,100	11.39	31/12/2008
155,000	9.34	31/12/2009
1,403,000	4.45	31/12/2009
640,400	13.75	31/12/2009
300,000	7.64	31/12/2010
1,350,000	13.77	31/08/2011
400,000	10.83	31/12/2011
394,961	13.09	31/12/2011
387,562	14.30	31/12/2011
402,800	13.75	31/12/2011
390,764	13.52	31/12/2011
126,457	15.43	31/12/2012

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b) – Not applicable

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Nikolopoulos

Sign here: .... Date: 7 May 2007
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

UnitedGroup Limited

ASX/MEDIA RELEASE

8 May 2007

$300 million of new infrastructure projects for United Group

Leading engineering and services company United Group Limited (ASX: UGL) today announced that it continues to secure new infrastructure projects throughout Australia as spending in the water, power, transport and defence sectors continues. It has recently secured new projects including:

- An alliance contract with Transport Infrastructure Development Corporation (TIDC) for rail and level crossing improvements in Newcastle, New South Wales;
- An alliance project to upgrade four effluent treatment plants for Cairns City Council, Queensland, in partnership with SKM, CEC Constructions and Gutteridge Haskins Davey;
- Substation and transmission line works associated with the planned construction of a AU$500 million gas-fired power station for NewGenPower, near Wagga Wagga, New South Wales in partnership with Balfour Beatty;
- Repair, maintenance and refurbishment of HMAS Newcastle and HMAS Parramatta; and
- An alliance project for Sydney Water's SewerFix program to address wet weather overflows, in partnership with Sydney Water, MWH Australia, Parsons Brinckerhoff and Manidis Roberts.

Total contract value for these projects amounts to over AU$300 million.

United Group's Managing Director and Chief Executive Officer Richard Leupen said, "United Group continues to build a pipeline of work in the water, power, transport and defence sectors and the opportunities in Australia and Asia are encouraging.

"In March, we announced that we had secured AU$270 million worth of new works in the water and power sectors. The three projects announced today in those sectors means we have more than AU$500 million worth of work in these two key markets over two months.

"Private and public sector spending in water and power is growing and we are well placed to continue to grow our work in hand. We are also witnessing greater opportunity emerging in the water sector in South-East Asia, and while we are securing small projects, the market is robust and there is a pipeline of larger opportunities that we are targeting.

"Transport infrastructure as reflected by the new TIDC project, remains an important market for us and the New South Wales government has announced that they will continue to upgrade the rail network throughout the state. We remain a committed long-term partner in the rail sector in New South Wales and see continued scope for growth in infrastructure works, freight and passenger car refurbishment and maintenance.

"In the defence sector, we are starting to build a stronger relationship with the Australian Navy. We now have a total of five major projects and we continue to build on this relationship for future opportunities in their maintenance program." Mr Leupen said.

\- Ends -

For further information, please contact:
Richard Leupen, Managing Director & CEO, United Group Limited: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries

ABN 85 009 180 287

United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos	**DATE:**	18 May 2007
PAGES :	15 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Change of Director's Interest Notices as a result of shares acquired under the Directors' Deferred Share Plan and the Directors' Retirement Share Plan on behalf of the following Directors:

- Trevor Rowe
- Bruno Camarri
- Richard E Elliot
- Richard Humphry
- John Ingram
- David Young
- Richard White

Yours faithfully

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor C. Rowe
Date of last notice	20 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	16 May 2007
No. of securities held prior to change	68,689
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 5 2. 417
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,958.78
No. of securities held after change	69,111
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruno Giovanni Camarri
Date of last notice	20 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	16 May 2007
No. of securities held prior to change	80,074
Class	Ordinary shares – Retirement Plan
Number acquired	265
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,369.85
No. of securities held after change	80,339
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	20 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	16 May 2007
No. of securities held prior to change	26,888
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 222 2. 164
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,365.14
No. of securities held after change	27,274
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	20 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	16 May 2007
No. of securities held prior to change	105,900
Class	Ordinary shares – Retirement Plan
Number acquired	166
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,737.34
No. of securities held after change	106,066
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	20 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	16 May 2007
No. of securities held prior to change	52,541
Class	Ordinary shares – Retirement Plan
Number acquired	158
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,605.42
No. of securities held after change	52,699
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	20 April 2007

Part 1 – Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	16 May 2007
No. of securities held prior to change	105,322
Class	1.Ordinary shares – Deferred Plan 2.Ordinary shares – Retirement Plan
Number acquired	1. 151 2. 180
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,266.22
No. of securities held after change	105,653
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard White
Date of last notice	20 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	16 May 2007
No. of securities held prior to change	6,045
Class	Ordinary shares – Retirement Plan
Number acquired	152
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,506.48
No. of securities held after change	6,197
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX Announcement/Media Release

30 May 2007

RECEIVED

Dyno Nobel awards lead project management and construction contract for Moranbah ammonium nitrate facility to Thiess

Dyno Nobel Limited (ASX: DXL) today announced it has appointed Thiess Pty Ltd (Thiess) as the preferred lead contractor for project management services and construction work for two of the three plants that will make up its ammonium nitrate facility in Moranbah, Queensland. The main terms of the contract have been agreed and it is expected to be finalised by end of June 2007. Thiess will commence work under an interim arrangement until the contract is finalised.

As announced in February 2007, United Group Resources (the resources business unit of United Group Limited) will act as managing contractor for the reconstruction of the ammonia plant. Dyno Nobel, United Group Resources and Thiess will work closely together to ensure that completion of the facility is achieved as planned.

Dyno Nobel Chief Executive Officer, Mr Peter Richards said: "Thiess brings considerable experience in the management of large projects and has access to a sizeable and experienced local construction resource pool. This will complement the engineering and construction work already commenced by United Group Resources".

With over 18,000 staff, Thiess is one of Australia's largest construction, mining and services companies and has managed the construction of some of the most significant projects throughout Australia.

"Being Queensland-based, Thiess has an excellent knowledge and understanding of the Queensland market, particularly in and around the Bowen Basin area where they have worked on both Anglo Coal's and Rio Tinto's new mine developments.

"The combination of Thiess and United Group Resources as the project's two major contractors provides a strong and experienced team in pursuing the successful and timely completion of the facility." said Mr Richards.

Upon completion, the facility will have a production capacity of 330 000 tonnes of ammonium nitrate per year, taking Dyno Nobel's manufacturing production up 366 per cent from 90,000 (50 per cent of the capacity from the QNP Joint Venture) to 420,000 tonnes.

ASX Announcement/Media Release

Dyno Nobel has secured long-term customer contracts with three leading mining houses: Anglo Coal, Rio Tinto and Xstrata and Dyno Nobel expects to begin commissioning of the facility in fourth quarter 2008.

Earlier this month, the Queensland Government's Coordinator General gave the project the green light when it signed off on the environmental impact statement for the facility. Initial site development is well advanced.

-ENDS-

For media enquires contact:
Sonja Kukec, Dyno Nobel 0438 766 483
Gloria Barton, Cannings 0413 520 603
Peter Brookes, Cannings 0407 911 389

Background

Dyno Nobel Moranbah Project Contracting Structure


Dyno Nobel Moranbah Project Owners' Team (MPOT)
Dyno Nobel – SNC Lavalin
Thiess Pty Ltd – Project Manager
Ammonia Plant Reconstruction Construction Contractor United Group Resources
Nitric Acid Plant Reconstruction Construction Contractor Thiess
Ammonium Nitrate Plant Construction Contractor Thiess

Dyno Nobel

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world.

Dyno Nobel employs more than 3,300 people and has 36 manufacturing facilities in Australia, Canada, the US, Mexico, Papua New Guinea and Indonesia. Dyno Nobel has a market capitalisation of approximately AUD2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

Thiess

Established in 1933, Thiess is a leading integrated engineering and services provider with diverse operations throughout Australia, South East Asia and the near Pacific. Thiess' operations span building, civil engineering, mining, process, environmental services, utilities services, facilities operations and maintenance. Thiess has more than 18,000 employees.

United Group Resources

United Group Resources is a leading Australian construction, engineering, asset management and maintenance provider offering long term integrated solutions to the mining and mineral processing, oil and gas, chemical and heavy manufacturing sectors.

UnitedGroup Limited

ASX/MEDIA RELEASE

4 June 2007

United Group secures global property contracts

Leading engineering and property services company United Group Limited (ASX:UGL) today announced that its corporate real estate and services business United Group Services has secured a number of new property and facility management contracts in Australia, New Zealand, Qatar and United States.

Total fees for these contracts are expected to be more than AU$140 million. These contract wins include:

UGL Equis

- Transaction advisory, account management, project management and data management services for three years for leading consumer products company Clorox;
- Full lease acquisition services for the rollout of the Census Bureau local offices for the 2010 Census across the United States for the U.S. General Services Administration (GSA).

United Group Services' Australia/ New Zealand business:

- Facility management for 335 New Zealand Post group facilities nationwide including its PostShops;
- Facility management and help desk services at Latrobe Regional Hospital, Traralgon, Victoria. This builds on recent successes in this key strategic healthcare sector;
- Building maintenance services for BHP Billiton Olympic Dam Corporation over three years. This relationship was built together with United Group Resources.

UGL PREMAS

- Integrated facility management for Qatar Sports City (Aspire Zone) for five years. Aspire Zone is a 240ha precinct that houses an international standard sports stadium (the location of the 2006 Asian Games), medical facilities, education services, a sport academy, mosque, sports club, retail areas and parklands. The contract will involve a field workforce of over 400 personnel in Doha.

United Group's Managing Director and CEO Richard Leupen said, "Securing these new project wins is strategically important for United Group."

"United Group Services continues to secure excellent projects throughout the world. The model appears to be delivering the potential we have been building. The new projects show our acquisitions are performing well and that the businesses are maintaining the record of partnering with leading blue chip corporations and government departments.

"We are also very pleased by the new project with Latrobe Regional Hospital. We are aggressively targeting the Healthcare sector and this new project indicates that we are gaining traction in building the Healthcare division.

"The facility management project in Qatar is a highlight and marks the Group's first entry in the growing Middle East market. This presents us with a great opportunity to expand our presence in this robust market and gives us the credentials to move further into the management of major sporting facilities," Mr Leupen said.

- ENDS -

For further information, please contact:

Richard Leupen – Managing Director and CEO: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

ABN 85 009 180 287

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning.

www.unitedgroupltd.com

Form 604
Corporations Act 2001
Section 671B

Notice of Change of Interests of Substantial Holder

To: **United Group Ltd**
ACN/ARSN:

1. Details of substantial holder (s)

Name: FMR Corp and FIL
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	5 June 2007
The previous notice was given to the company on	27 March 2007
The previous notice was dated	26 March 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous Notice Person's votes	Previous Notice Voting Power (5)	Present Notice Person's votes	Present Notice Voting Power (5)
Common Stock	10,689,550	7.72%	9,277,747	6.70%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class & No. of securities affected	Person's votes affected
			USD $	Common stock	Common stock
27 March 2007	FMR Corp. & FIL	Market Disposition	11.0956	1,800	1,800
27 March 2007	FMR Corp. & FIL	Market Disposition	11.0956	5,700	5,700
27 March 2007	FMR Corp. & FIL	Market Disposition	11.0956	6,700	6,700
27 March 2007	FMR Corp. & FIL	Market Disposition	11.0956	12,075	12,075
27 March 2007	FMR Corp. & FIL	Market Disposition	11.0956	69,700	69,700
27 March 2007	FMR Corp. & FIL	Market Disposition	11.0956	20,800	20,800
27 March 2007	FMR Corp. & FIL	Market Disposition	11.0569	4,040	4,040
28 March 2007	FMR Corp. & FIL	Market Disposition	11.0758	1,650	1,650
28 March 2007	FMR Corp. & FIL	Market Disposition	11.0758	500	500
29 March 2007	FMR Corp. & FIL	Market Disposition	11.0008	2,200	2,200
30 March 2007	FMR Corp. & FIL	Market Disposition	10.9940	1,300	1,300
30 March 2007	FMR Corp. & FIL	Market Disposition	10.9072	6,200	6,200
03 April 2007	FMR Corp. & FIL	Market Disposition	11.0138	104,828	104,828
05 April 2007	FMR Corp. & FIL	Market Disposition	11.2196	400	400

05 April 2007	FMR Corp. & FIL	Market Disposition	11.2196	1,300	1,300
05 April 2007	FMR Corp. & FIL	Market Disposition	11.2196	1,600	1,600
05 April 2007	FMR Corp. & FIL	Market Disposition	11.2196	2,900	2,900
05 April 2007	FMR Corp. & FIL	Market Disposition	11.2196	16,544	16,544
05 April 2007	FMR Corp. & FIL	Market Disposition	11.2196	4,900	4,900
10 April 2007	FMR Corp. & FIL	Market Disposition	11.1649	2,020	2,020
10 April 2007	FMR Corp. & FIL	Market Disposition	11.2203	6,400	6,400
10 April 2007	FMR Corp. & FIL	Market Disposition	11.2203	7,470	7,470
10 April 2007	FMR Corp. & FIL	Market Disposition	11.2203	13,625	13,625
10 April 2007	FMR Corp. & FIL	Market Disposition	11.2203	77,351	77,351
10 April 2007	FMR Corp. & FIL	Market Disposition	11.2203	23,200	23,200
11 April 2007	FMR Corp. & FIL	Market Acquisition	11.4431	2,500	2,500
11 April 2007	FMR Corp. & FIL	Market Acquisition	11.4431	500	500
12 April 2007	FMR Corp. & FIL	Market Acquisition	11.7800	180,000	180,000
16 April 2007	FMR Corp. & FIL	Market Disposition	11.8353	8,500	8,500
16 April 2007	FMR Corp. & FIL	Market Disposition	11.8694	9,700	9,700
17 April 2007	FMR Corp. & FIL	Market Disposition	11.7267	11,400	11,400
19 April 2007	FMR Corp. & FIL	Market Disposition	12.0522	23,200	23,200
19 April 2007	FMR Corp. & FIL	Market Disposition	12.0992	3,400	3,400
24 April 2007	FMR Corp. & FIL	Market Disposition	12.7386	40,000	40,000
24 April 2007	FMR Corp. & FIL	Market Disposition	12.7386	6,500	6,500
24 April 2007	FMR Corp. & FIL	Market Disposition	12.6545	7,000	7,000
26 April 2007	FMR Corp. & FIL	Market Acquisition	12.9984	700	700
26 April 2007	FMR Corp. & FIL	Market Acquisition	12.9984	2,700	2,700
26 April 2007	FMR Corp. & FIL	Market Disposition	13.0516	40,000	40,000
27 April 2007	FMR Corp. & FIL	Market Acquisition	12.6773	36,300	36,300
27 April 2007	FMR Corp. & FIL	Market Disposition	12.9527	366,700	366,700
30 April 2007	FMR Corp. & FIL	Market Acquisition	13.0227	900	900
30 April 2007	FMR Corp. & FIL	Market Acquisition	13.0227	1,300	1,300
30 April 2007	FMR Corp. & FIL	Market Disposition	12.9876	220,200	220,200
01 May 2007	FMR Corp. & FIL	Market Acquisition	12.9718	63,300	63,300
01 May 2007	FMR Corp. & FIL	Market Disposition	12.9598	146,900	146,900
02 May 2007	FMR Corp. & FIL	Market Disposition	12.9622	9,900	9,900
07 May 2007	FMR Corp. & FIL	Market Disposition	13.4033	30,000	30,000
08 May 2007	FMR Corp. & FIL	Market Acquisition	13.6770	15,700	15,700
08 May 2007	FMR Corp. & FIL	Market Acquisition	13.7341	1,300	1,300
08 May 2007	FMR Corp. & FIL	Market Acquisition	13.7341	56,400	56,400
08 May 2007	FMR Corp. & FIL	Market Acquisition	13.6770	6,500	6,500
14 May 2007	FMR Corp. & FIL	Market Disposition	13.7136	9,300	9,300
14 May 2007	FMR Corp. & FIL	Market Disposition	13.7136	11,800	11,800
17 May 2007	FMR Corp. & FIL	Market Disposition	13.2573	700	700
18 May 2007	FMR Corp. & FIL	Market Acquisition	13.2485	6,700	6,700
28 May 2007	FMR Corp. & FIL	Market Disposition	13.0189	8,100	8,100
29 May 2007	FMR Corp. & FIL	Market Disposition	13.0516	65,300	65,300
29 May 2007	FMR Corp. & FIL	Market Disposition	13.0828	1,100	1,100
05 June 2007	FMR Corp. & FIL	Market Disposition	13.9948	62,000	62,000

Total Buys	**374,800**
Total Sales	**1,476,903**
Non-Market Decrease	**309,700**
Overall Decrease	**1,411,803**

4. **Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
FIL & FMR Corp.	AGILENT TEC INT-PAC BAS T50416	95,200
FIL & FMR Corp.	FIJ IT BALANCED FUND MOTHER	21,700
FIL & FMR Corp.	PYRAMIS PAC BAS XJP C PL T1057	536,047
FIL & FMR Corp.	CHEVRON TEX PAC BASIN T55006	54,900
FIL & FMR Corp.	CIBC IMP OS EQ POOL PB T55340	30,200
FIL & FMR Corp.	FID INSTL FD-PACIFIC(EX JAP)FD	224,120
FIL & FMR Corp.	FID INSTL SOUTH EAST ASIA FUND	759,144
FIL & FMR Corp.	FID FDS - ASIA PAC GRWTH & INC	90,000
FIL & FMR Corp.	FID FDS-INST ASIA PAC(EX-JP)PL	39,200
FIL & FMR Corp.	FID FDS - PACIFIC POOL	778,714
FIL & FMR Corp.	FIDELITY AUSTRALIAN EQ FUND	180,000
FIL & FMR Corp.	PYRAMIS SLCT INTL SM CP T55105	37,171
FIL & FMR Corp.	PYRAMIS INTL GRW PAC BSN T2333	168,100
FIL & FMR Corp.	PYRAMIS INST INT GR PXJP T2311	50,600
FIL & FMR Corp.	FF-INST PACIFIC EX JAPA POOL	5,730
FIL & FMR Corp.	STATE BRD ADM OF FL-PAC T55116	123,800
FIL & FMR Corp.	AUSTRALIA - FUNDS SA	126,926
FIL & FMR Corp.	FID GLBL BAL ASIAXJP+AUS+NZ SB	62,100
FIL & FMR Corp.	GM EURO/PAC VEBA PB T55191	41,300
FIL & FMR Corp.	GM PAC BASIN-PAC BASIN T2166	157,000
FIL & FMR Corp.	FIJ IT GLOBAL EQ OPEN MOTHER	70,800
FIL & FMR Corp.	HKMPF-MKT INV ASIA PAC EQ FND	331,500
FIL & FMR Corp.	HALLIBURTON INTL GRO PB T55203	62,700
FIL & FMR Corp.	HYDRO ONE PAC BASIN(T2317)	82,800
FIL & FMR Corp.	FA INT SOUTH EAST ASIA SUB	395,421
FIL & FMR Corp.	INTL SMALL CAP OPPORTUNITIES	1,106,708
FIL & FMR Corp.	PYRAMIS SEL INTL SM CAP(T1056)	63,659
FIL & FMR Corp.	JCPENNEY CORP PAC X-JPN T55300	112,800
FIL & FMR Corp.	FIJ IT JPN ASIA GROWTH MOTHER	386,546
FIL & FMR Corp.	KBR PAC BASN EX JPN SUB T55378	34,900
FIL & FMR Corp.	KENTUCKY INS PAC BASIN T2348	67,600
FIL & FMR Corp.	KENTUCKY PEN PAC BASIN T2343	132,200
FIL & FMR Corp.	MINN SBI-MSCI WXUS-PBXJ T55308	127,100
FIL & FMR Corp.	MTR CORP RETMT SCHM PACIF EQTY	20,400
FIL & FMR Corp.	NORTHROP GRMN INT GR-PB T55186	199,900
FIL & FMR Corp.	OH P&F ACWI XUS PB XJPN T50412	193,660
FIL & FMR Corp.	FID PACIFIC BASIN FUND	643,293
FIL & FMR Corp.	FIDELITY INTL FD - PEP PAC BSN	88,820
FIL & FMR Corp.	RAILWAYS PENS EQ-PACIFIC BASIN	479,255
FIL & FMR Corp.	RIYAD BANK PACIFIC SUB	91,100
FIL & FMR Corp.	STANISLAUS ERA IG PBXJ T50585	42,400
FIL & FMR Corp.	SEVEN RE FIDELITY PACIFIC	265,033
FIL & FMR Corp.	CIBC INTL EQTY PAC BAS T55010	82,600
FIL & FMR Corp.	U OF W.ONTARIO- PB XJPN T55326	34,400

FIL & FMR Corp.	WISCONSIN SIB FIX PAC T55233	176,800
FIL & FMR Corp.	WISCONSIN SIB VAR-PB T55245	10,800
FIL & FMR Corp.	WICHITA RET SYS PAC BSN T50636	31,800
FIL & FMR Corp.	WASHINGTON SIB PAC T55179	360,800
Total	**9,277,747**	**6.70%**

5. Changes in Association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
FMR Corp./FMR Co.	FMR Co. is the adviser to the registered holders named in Section 4 and has power under its management agreements to dispose of the subject shares. FMR Co. is a wholly-owned subsidiary of FMR Corp., a Delaware corporation. Edward C. Johnson 3d is chairman of FMR Corp. and owns in excess of 10% of the voting power of FMR Corp. and may thereby be deemed an associate of FMR Co. However, neither FMR Corp. nor Edward C. Johnson 3d has sole power to vote or direct the voting of, or to dispose of or direct the disposition of, the subject shares. FMR Co. carries out such voting under written guidelines established by the Board of Trustees of the Funds which are the registered holders.
FIL	FIL is the adviser to the registered holders named in Section 4 above, each of which is an investment company organized under the laws of a jurisdiction other than the United States, and has power under its management agreements to dispose of the subject shares. Edward C. Johnson 3d is chairman of FIL and owns in excess of 20% of the voting power of FIL. By reason of his ownership of the "prescribed percentage" of FIL, Mr. Johnson may be deemed the holder of a relevant interest in the subject shares and a substantial shareholder. FIL has power to vote and dispose of the shares of the Funds which it advises.

6. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
FMR Corp., FMR Co.	82 Devonshire Street Boston, MA 02109
FIL	PO Box HM 670, Hamilton HMCX, Bermuda

Sign Here ______________________________
Dated 06 June 2007
Rani Jandu
Regulatory Reporting Senior Manager, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos	**DATE:**	19 June 2007
PAGES :	15 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Change of Director's Interest Notices as a result of shares acquired under the Directors' Deferred Share Plan and the Directors' Retirement Share Plan on behalf of the following Directors:

- Trevor Rowe
- Bruno Camarri
- Richard E Elliot
- Richard Humphry
- John Ingram
- David Young
- Richard White

Yours faithfully

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor C. Rowe
Date of last notice	18 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 June 2007
No. of securities held prior to change	69,111
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 5 2. 431
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,958.56
No. of securities held after change	69,547
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruno Giovanni Camarri
Date of last notice	18 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 June 2007
No. of securities held prior to change	80,339
Class	Ordinary shares – Retirement Plan
Number acquired	274
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,373.04
No. of securities held after change	80,613
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	18 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 June 2007
No. of securities held prior to change	27,274
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 230 2. 170
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,384.00
No. of securities held after change	27,674
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	18 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 June 2007
No. of securities held prior to change	106,066
Class	Ordinary shares – Retirement Plan
Number acquired	171
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,729.16
No. of securities held after change	106,237
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	18 May 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 June 2007
No. of securities held prior to change	52,699
Class	Ordinary shares – Retirement Plan
Number acquired	200
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,192.00
No. of securities held after change	52,899
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	18 May 2007

Part 1 – Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 June 2007
No. of securities held prior to change	105,653
Class	1.Ordinary shares – Deferred Plan 2.Ordinary shares – Retirement Plan
Number acquired	1. 72 2. 187
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,133.64
No. of securities held after change	105,912
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard White
Date of last notice	18 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 June 2007
No. of securities held prior to change	6,197
Class	Ordinary shares – Retirement Plan
Number acquired	156
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,489.76
No. of securities held after change	6,353
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

UnitedGroup Limited

ASX/MEDIA RELEASE

3 July 2007

United Group secures over $220 million in new Water projects

Leading engineering and services company United Group Limited (ASX: UGL) today announced that its Infrastructure business has secured over $220 million of new water and wastewater projects throughout Australia. The new projects also signal a strengthening of United Group's partnership with GE as it expands its operations in the essential infrastructure sectors.

Recent projects wins include:

- Nomination of preferred tenderer status for the delivery of the Western Sydney Recycled Water Initiative – Replacement Flows Project as part of the Deerubbin WaterFutures Consortium, which consists of United Group Infrastructure, GE Water and the McConnell Dowell Constructors. The project will see wastewater from St Marys, Penrith and Quakers Hill sewage treatment plants being treated using GE's Zeeweed and reverse osmosis technology, to provide potable replacement high quality water for environmental flows.

- In joint venture with GE Water, construction of nine water treatment plants for country townships along the Murray River for SA Water.

- Design, construction and commissioning of works associated with North Head STP PARR Improvement Project for Sydney Water in an alliance with major partner John Holland, designers Patterson Britton and MWH Australia, and Manidis Roberts for the environment.

- Increased scope of works associated with the Gibson Island Advance Water Treatment Plant, as part of the Western Corridor Recycled Water Project, announced in March 2007. The project will now have an increased total net output from 35ML/day to 50ML/day of recycled water.

United Group's Managing Director and CEO Richard Leupen said these new projects reflect the continued strength of spending in essential infrastructure markets in Australia, as well as the fact that United Group's risk is well spread across a broad number of projects it has in the water sector.

"The spending on infrastructure such as water, power and transport in Australia is continuing, and State Governments remain committed to improving essential services in suburban and regional areas. United Group is establishing a leading position in the water sector in all major states as reflected by these new projects in New South Wales, Queensland and South Australia.

"Our partnership with GE Water is particularly pleasing and offers the Group significant opportunities to expand its presence in the water sector both in Australia and internationally. GE has indicated that infrastructure remains one of its major growth channels going forward, and United Group is well placed to partner with GE Water as it pursues a broad range of opportunities in Australia and throughout Asia.

"United Group is currently involved in over 20 projects undertaking engineering, construction and maintenance works in the water sector both in Australia and in South East Asia so we are not reliant on any one major project. The pipeline of bidding opportunities in both markets is very encouraging," Mr Leupen said.

- Ends -

__For further information, please contact:__
Richard Leupen, Managing Director & CEO, United Group Limited: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

ABN 85 009 180 287

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:

United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries

United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts

United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry

United Group Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	9 July 2007
PAGES :	8 (including this page)		
SUBJECT:	**Award of Options**		

Please find attached an Appendix 3B for the award of 61,123 options under the Employee Share Option Plan.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unquoted options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	61,123
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options with an exercise price of $16.49 vesting in one tranche on 1 September in year 2010 and expiring on 31 December 2010.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options awarded under Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 July 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	138,444,964	Ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Total	7,422,904	Unquoted Options
Options	Exercise Price ($)	Expiry Date
83,334	4.49	31/12/2007
83,334	5.16	31/12/2007
20,000	5.30	31/12/2007
33,334	6.28	31/12/2007
246,668	7.23	31/12/2008
66,667	7.64	31/12/2008
816,200	10.73	31/12/2008
103,100	11.39	31/12/2008
155,000	9.34	31/12/2009
1,403,000	4.45	31/12/2009
571,600	13.75	31/12/2009
27,000	13.39	31/12/2009
300,000	7.64	31/12/2010
61,123	16.49	13/12/2010
1,350,000	13.77	31/08/2011
400,000	10.83	31/12/2011
394,961	13.09	31/12/2011
387,562	14.30	31/12/2011
402,800	13.75	31/12/2011
390,764	13.52	31/12/2011
126,457	15.43	31/12/2012

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
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28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

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Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

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35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
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37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b) – Not applicable

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
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- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 July 2007
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

11 July 2007

UNITED GROUP LIMITED

TRADING HALT

The securities of United Group Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Friday, 13 July 2007 or when the announcement is released to the market.

Security Code: UGL

David Barnett
Manager, Issuers Sydney

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller St
North Sydney NSW 2060
Australia
Telephone: +61 2 9492 8888
Facsimile: +61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

11 July 2007

ASX Limited
Level 1
20 Bridge Street
SYDNEY NSW 2000

United Group Limited – Request for Trading Halt

United Group Limited ("United Group") requests a trading halt of United Group securities from the commencement of trading today.

In accordance with listing rule 17.1, United Group provides the following information:

1. The reason for the trading halt is that, although United Group expects shortly to make an announcement regarding a significant transaction and associated funding arrangements, it is not yet in a position to provide full details, in particular, concerning the funding arrangements.

2. United Group requests the trading halt continue until such time as it is in a position to make an announcement to the market concerning the final details of the funding arrangements.

3. United Group is not aware of any reason why the trading halt should not be granted, nor of any other information relevant to this request.

If you have any queries concerning the above, please do not hesitate to contact the undersigned.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

UnitedGroup Limited

ASX RELEASE
(Not for distribution in the United States or to US persons)

11 July 2007

United Group Acquires UNICCO for A$477 million

- *United Group Limited ("United Group") acquires US-based integrated facilities management (FM) services company, UNICCO Service Company ("UNICCO") for A$477 million (US$408 million)*[1]
- *Attractive acquisition price – 9.8x FY08E UNICCO EBITDA*
- *UNICCO is an integrated provider of FM, operations and maintenance, janitorial, engineering, administration, and landscaping and grounds maintenance services*
- *Key acquisition in developing United Group's strategy to establish a leading global provider of property services, including corporate real estate (CRE) and FM services*
- *Strengthens United Group's presence in the US and Canada and provides a strategic platform for continued growth*
- *Acquisition to be funded through*
  - *A$231 million institutional equity placement*[2] *in conjunction with a share purchase plan*
  - *Conditional institutional equity placement of an additional A$50 million subject to shareholder approval*
  - *Issue of ~A$70m to vendor*
  - *New and existing debt facilities*
- *Mr. Steve Kletjian, UNICCO's majority equity holder will become a major shareholder of United Group and will provide advisory services to United Group's Managing Director and CEO and to the United Group Board*
- *Additional payment of A$33 million to receive potential US tax benefits valued at approximately A$85 million to be realised over 15 years through ongoing tax benefits*
- *Acquisition is expected to be around 5% EPS accretive in the first year of the acquisition, before the impact of synergies*

United Group has entered an agreement to acquire US integrated facilities services company UNICCO for A$477 million, with A$407 million payable in cash and the remainder payable in United Group shares to be issued to the vendors.

UNICCO is an excellent fit with United Group and is a key step in United Group's strategy to create a leading global provider of CRE and FM services. Completion is expected in September 2007, subject to satisfaction of customary consents, approvals and conditions.

Founded in 1949, and headquartered in Newton (Boston), Massachusetts, UNICCO is a leading provider of integrated FM services in the US, servicing more than 1,000 customers at more than 5,000 sites. UNICCO has approximately 18,000 employees who provide FM, operations and maintenance, janitorial, engineering, administration, and landscaping and grounds maintenance services. UNICCO has a 95% customer retention rate and its top fifteen customers by revenue have utilised its services for an average of twelve years.

---

[1] *AUD / USD exchange rate of 0.855 assumed throughout this announcement*

[2] *Based on underwritten floor price of A$16.30 per share*

UNICCO is expected to deliver FY08 revenue of US$770 million (A$900 million) and EBITDA of US$41.5 million (A$48.5 million).

UNICCO's Chairman and majority equity holder, Mr. Steve Kletjian, will retire from full time employment upon completion of the acquisition. The existing senior management led by Mr. Louis Lanzillo and Mr. George Keches remain committed to the business and will continue to drive its future growth. Mr. Kletjian will continue to provide advisory services to United Group's Managing Director and CEO and to the United Group Board.

United Group's Managing Director and CEO Mr. Richard Leupen said: "This is a major step in United Group's growth and a unique opportunity for the Group to secure a leading presence in the growing US FM market. The acquisition fits with our strategy of growing our global property services model and partnering with leading blue chip customers and government departments.

"United Group has provided FM services to blue chip customers and government departments for more than ten years and it is a market we understand very well. UNICCO is an excellent fit with United Group's existing property services and FM operations. Customers are demanding CRE and FM services and we can now provide this in the United States with UGL Equis and UNICCO as well as in other international markets.

"UNICCO has a highly regarded brand name and impressive long standing customer base. The US property services market is continuing to expand and United Group will now be a larger, integral part of this growth.

"UNICCO positions United Group's Services business as a leading property services business with more than 21,000 staff across 13 countries and annual revenue of around A$1.3 billion.

"This is our fourth acquisition in property services. United Group has a track record of integrating acquisitions and maximising shareholder value. I am delighted that UNICCO's management team has committed to stay with the business and work with United Group to achieve our growth objectives. We are now another step closer to becoming one of the world's leading CRE and FM services companies."

Financing

Equity funding will be raised through a fully underwritten institutional placement of A$281 million. Of the institutional placement, A$50 million will be conditional upon shareholder approval at an EGM of United Group, expected to take place in August 2007. Terms of the acquisition include the issue of ~A$70m of United Group shares to the vendors of UNICCO. Mr. Richard Leupen, Managing Director and CEO of United Group, intends to take an allocation of A$3 million under the placement, conditional upon shareholder approval at the forthcoming EGM.

In addition, a share purchase plan will be offered, under which eligible United Group shareholders are each entitled to subscribe to shares up to the value of A$5,000. Further details of the Share Purchase Plan will be mailed to shareholders shortly.

The balance of the funding is expected to be provided by senior debt facilities.

Outlook

United Group expects another strong result in FY07, in which NPAT is expected to exceed A$90 million, subject to the final audit review. Historical strong growth will continue in FY08, with revenues expected to be around A$4 billion.

- End -

Goldman Sachs JBWere acted as financial adviser to United Group for the acquisition and as Underwriter and Sole Lead Manager and Bookrunner of the placement.

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES OR TO U.S. PERSONS

For further information, please contact:
Richard Leupen, Managing Director & CEO, United Group Limited: +612 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: +612 9492 8842 or +61 401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

This announcement does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act")) unless they are registered under the Securities Act or an exemption from registration is available.

This announcement includes forward-looking statements regarding future events and the future financial performance of United Group, including statements that the transaction is expected to be accretive. Any forward-looking statements involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies, many of which are outside the control of, and are unknown to, United Group and its officers, employees, agents or associates. Actual results, performance or achievements may vary materially from any forward-looking statements and the assumptions on which those statements are based. Given these uncertainties, you are cautioned that this announcement should not be relied upon as a recommendation or forecast by United Group. United Group undertakes no obligation to revise the forward-looking statements included in this presentation to reflect any future events or circumstances. In addition, United Group's results are reported under Australian International Financial Reporting Standards, or A-IFRS. This announcement includes references to EBITDA. These references to EBITDA should not be viewed in isolation or considered as an indication of, or alternative to, measures reported in accordance with A-IFRS or as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

UnitedGroup Limited

Acquisition of UNICCO Service Company

11 July 2007

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES OR TO U.S. PERSONS

Agenda

UnitedGroup Limited

- Further development of United Group's global property services strategy with the acquisition of UNICCO Service Company ("UNICCO")
- Funding for the acquisition of UNICCO
- United Group performance update and outlook

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES OR TO U.S. PERSONS 2

Overview

UnitedGroup Limited

- United Group has agreed to acquire 100% of UNICCO from the Kletjian family for A$477m (US$408m[1])
  - ~A$407m payable in cash, and
  - ~A$70m payable in United Group shares to be issued to vendor at completion
- Represents 9.8x FY08E UNICCO EBITDA[2]
- UNICCO is a leading US-based provider of integrated facilities management (FM) services
  - Serves more than 1,000 customers at more than 5,000 sites throughout North America
  - Strengths in FM, operations and maintenance and janitorial services
- The transaction represents a step change in the development of United Group's global property services model
  - Combined corporate real estate (CRE) and FM services offering
  - Strong management team with a market-leading position forms a substantial base to develop United Group's property services offering in North America
  - Complements United Group's Australian and Asian businesses
  - Platform for substantial future growth in a fragmented market
- United Group will fund the acquisition through
  - Combination of new and existing debt facilities
  - Equity placement of A$231m[3]
  - Conditional placement of A$50m
  - Share Purchase Plan
  - ~A$70m issue of United Group shares to the vendor
- Transaction is expected to be around 5% EPS accretive in the first year of the acquisition, before the impact of synergies
- Transaction is subject to customary consents, approvals and conditions, including under the Hart-Scott-Rodino Act and CFIUS, with completion expected in September 2007

Notes

1. *AUD / USD exchange rate of 0.855 applied throughout this presentation*
2. *Based on United Group management forecasts*
3. *Assumes placement at the underwritten floor of A$18.30 per share. Final figures may vary from this level*

Background to the transaction

UnitedGroup Limited

- UNICCO opportunity initially identified by UGL Equis
  - Historical working relationship
- Discussions commenced with UNICCO in December 2006
- First executive meeting in January 2007
- Initial information exchange in early March 2007
- Period of exclusivity commenced mid April 2007
- In-depth due diligence conducted over the last three months

Overview of UNICCO (1)

UnitedGroup Limited

- Privately held company, established in 1949
- Current Chairman and majority shareholder, Mr. Steve Kletjian, has led and grown business since 1969, succeeding his father who founded the business
- More than 50 years of success
  - Strong growth in the last five years
- Business now led by a strong senior management team with an average of 20 years of experience
- Headquartered in Newton (Boston), Massachusetts with regional and operational support offices
- A leading provider of integrated FM services across the US
  - #5 nationally, with ~9% market share[1]
- ~18,000 employees in North America
- Expected to generate revenue of ~US$770 million and EBITDA of ~US$41.5 million in FY08[2]

Notes

1. *Janitorial services market. Source: Frost & Sullivan Report – North American Integrated Facilities Management Services 2006*
2. *Based on United Group management forecasts*

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES OR TO U.S. PERSONS

5

Overview of UNICCO (2)

UnitedGroup Limited

- Serves more than 1,000 customers (including 20% of the Fortune 100 companies) at more than 5,000 sites across North America
- 95%+ customer retention rate
- Top fifteen customers
  - Utilised UNICCO's services for an average of 12 years
  - Contribute 41% of total revenues
- Strong management systems
  - Efficient shared services
  - JDE platform
  - In depth client KPI reporting systems
- UNICCO GreenClean program
  - Holistic approach to services taking into account HSSE risks of products and processes

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES OR TO U.S. PERSONS

6

Global property services strategy

UnitedGroup Limited

- The acquisition will be an important step in developing United Group's strategy to establish a leading global provider of property services, including CRE and FM services
- UNICCO will provide United Group with
  - Critical mass in the high growth, US outsourced services market
  - Up selling and cross selling opportunities
  - Strong platform for further growth
  - Market-leading reputation

Corporate Real Estate

Representing owner occupiers and tenants
- Strategic portfolio planning and management
- Real estate advocacy services
- Tenant property management
- Project management
- Strategic procurement
- Financial management
- Data management

Facilities Management

- Fixed plant/equipment maintenance
- Planned/reactive maintenance
- General building/facilities maintenance
- Electrical services, lighting/UPS
- Fire services
- BMS maintenance
- Airconditioning/HVAC
- Planned/unplanned minor and capital works
- Grounds/gardens maintenance
- 24/7 call centre
- Condition assessment
- Janitorial
- Cleaning/waste management
- Pest control
- Security and security vetting
- Energy management
- Asset/life cycle management
- Building compliance

KFPW Equis. PREMAS INTERNATIONAL PEAK INDUSTRIES UNICCO

Building on United Group's property services strategy

UnitedGroup Limited

- Excellent strategic fit with United Group
  - Key acquisition in United Group's establishment of a global CRE and FM services business
- Significantly strengthens United Group's position in North America
  - Builds on the acquisition of Equis
  - Provides a recurring revenue stream through the delivery of FM services
  - United Group now able to offer CRE and FM services across North America
- Well managed, stable business with the strong senior management team having an average of 20 years of experience
- Extensive due diligence conducted over the last three months as part of an exclusive process

Overview of UNICCO – an integrated FM services provider

UnitedGroup Limited

Engineering
- Construction management
- Mechanical engineering
- Plant engineering
- Space planning
- CMMS programs



Operations & maintenance
- Facility maintenance / repair
- HVAC maintenance / repair
- Warehouse service and inventory control
- Construction project management
- Elevator / escalator maintenance



Administration
- Mail distribution
- Audio / visual services
- Secretarial / clerical services
- Switchboard / reception



FM & janitorial
- High tech and environmentally friendly cleaning / janitorial
- Comprehensive housekeeping services
- Recycling
- Porter / matron service
- Subcontract management

Landscaping and grounds
- Plant maintenance
- Lawn care and fertilisation
- Pond and lagoon maintenance
- Flower-bed maintenance

Overview of UNICCO – revenue split by service & customer types

UnitedGroup Limited

FY06 revenue by service


Operations & maintenance and other 37%
FM & janitorial 63%

FY06 revenue by customer type


Government 9%
Corporate & commercial 39%
Retail & entertainment 15%
Industrial 24%

Source: UNICCO management

Overview of UNICCO – broad geographical footprint

UnitedGroup Limited

UNICCO serves more than 1,000 customers at more than 5,000 sites across North America



Overview of UNICCO – high quality customers

UnitedGroup Limited

Industrial	Cargill	Gulfstream	Mercedes Benz	Honeywell
Commercial	Fidelity Investments	Bank of America	Hartford Insurance	Travelers Insurance
Education	University of Miami	Harvard University & Business School	Drexel University	University of Pennsylvania
Government	General Services Administration	US General Accounting Office	Massachusetts Water Resources Authority	United States Navy
Public Venue	Miami International Airport	Gillette Stadium	Museum of Science	Air Canada Centre
Retail	Simon Property Group	The TJX Companies	Pyramid Mall	Silver City Galleria

Overview of UNICCO – servicing landmark buildings

UnitedGroup Limited

- Harvard University
  - Premier university in the US
  - Contract commenced in 1990
  - 2.5 million square feet
- Miami International Airport
  - Key gateway between US and Latin America
  - Third international gateway to US
  - Contract commenced in 2001
- John Hancock building
  - Tallest building in New England with 60 storeys
- National Geographic building
  - First LEED-EB (Leadership in Energy and Environmental Design) certified building in the world

Overview of UNICCO – strong market fundamentals

UnitedGroup Limited

Growth estimates – US services market


$200
$150
$100
$50
$0
Revenue (US$ billions)
CAGR 7.6%
CAGR 5.3%
60.1
89.7
125.2
162.0
1992A
1997A
2002A
2007E
Building Services
Engineering Services

Source: Baird Report – Facility Services, 2006

- Strong growth forecast for US services market
  - Continuing trend to outsourcing as companies focus on core competencies
  - Expanded scope and complexity of certification, regulatory and compliance requirements
- Significant scope to expand penetration of integrated FM services
  - Up sell customers from janitorial services to higher value FM services
- Large, fragmented market, with significant opportunities to expand into new markets, or consolidate within existing markets
- Scale important when competing to provide services to large corporate clients
  - Ability to offer latest technology, financial stability and resource, broad service offering, large geographic footprint, proven reputation and people management expertise

Overview of UNICCO – financial profile

UnitedGroup Limited



Revenue (US$m)
714.7
770.4
FY06A
FY07E
FY08E[1]



EBITDA (US$m)
Margin
31.9
35.4
41.5
FY06A
FY07E
FY08E[1]

Notes
1. Based on United Group management forecasts

- UNICCO is expected to deliver strong earnings growth, supporting FY2008 revenue of ~US$770m and EBITDA of ~US$41.5m[1]
- Modest top line growth
  - Continued focus on active contract management to improve business / margin mix
  - Recently expanded, refocused sales team
- Strong EBITDA margin growth
  - Growth of higher margin business, through active contract management
  - Scalable business model
  - Increased use of technology

United Group US strategy

UnitedGroup Limited

- Form a substantial base in the US to develop our property services offering, led by strong management and systems with a stable market leadership position
- Develop world class CRE and FM services capabilities
- Focus on growth
  - Develop an integrated offering to take to market
  - Expand geographically in North America and continue to build "Centres of Excellence"
  - Target new markets e.g. Healthcare and Government
- Target multi-region mandates that fit expanded footprint
- Focus on cross selling and up selling the integrated FM model
  - Co-ordinated cross selling programme to leverage customer base between UGL Equis and UNICCO
  - Build higher level client relationships and leverage UGL Equis market position
- Sustain and build on UNICCO's leadership in environmentally friendly cleaning solutions
- Bolt on acquisitions to add further scale, value add services, and to leverage shared services capability
- Maximise enterprise value, in particular by capturing synergies between UNICCO and UGL Equis, and leveraging capabilities through the One United programme

United Group property services business

UnitedGroup Limited

- UNICCO will continue to operate under the UNICCO brand, subject to further review
- Acquisition of UNICCO will position United Group's property services business as a leading global provider of CRE and FM services
- Will provide CRE and FM services across more than 17 countries plus service 38 other countries with embassy locations
- Reviewing potential acquisition opportunities in Europe
- Recent project wins from United Group's property services business – ~A$150 million
  - Supply, install and maintain 766 lifts for the Housing and Development Board in Singapore
  - Five year contract for integrated FM services to Qatar Sports City (Aspire Zone)
  - Full lease acquisition services for the rollout of the Census Bureau locations for the 2010 Census in the US
  - FM services for New Zealand Post's 335 facilities and all PostShops
  - FM and help desk services at LaTrobe Regional Hospital, Victoria

United Group Services – global reach

UnitedGroup Limited



United Group Services and UNICCO – a strong platform

UnitedGroup Limited

	United Group Services (includes UGL Equis and United PREMAS)	UNICCO	Total
Revenue (FY07)	~A$420 million	~A$843 million	~A$1.3 billion
Employees	~3,500	~18,000	~21,500
Space under management	~1.0 billion sq. ft.	~0.6 billion sq. ft.	~1.6 billion sq. ft. across more than 400,000 properties
Geographic coverage	Australia, New Zealand, Asia, US, Mexico, UK Hungary, Belgium, Middle East	US, Canada	Increased global coverage

Integration plan

UnitedGroup Limited

- United Group has a successful track record of integrating large-scale acquisitions
- UNICCO has a strong and experienced management team
  - Majority owner Mr. Steve Kletjian will become a major shareholder of United Group and provide advisory services to United Group's Managing Director and CEO and to the United Group Board
  - Business will continue to be run out of Boston
  - Proven existing senior management team to continue day to day operational management and strategic business development
- Existing UNICCO management team committed to United Group
  - Have signed new employment agreements with United Group
  - Incentive plan in place to retain key managers
- Integration through a staged approach with transition period of 90 days
  - Model successfully adopted by United Group in the past
- Commitment of senior United Group management resources

Impact on United Group

UnitedGroup Limited

UNICCO acquisition will make the Services business United Group's largest division by earnings

FY08 EBITA[1]
Pre-UNICCO


Resources
20%
Services
24%
Infrastructure
27%
Rail
30%

FY08 EBITA
Adjusted for UNICCO[1, 2]


Services
34%
Infrastructure
23%
Rail
26%

Notes
1. *Based on average segment estimates of various research analysts. ABN Amro (29 June 2007), Citigroup (3 July 2007), GSJBW (3 May 2007), Macquarie (29 June 2007) and Ord Minett (13 February 2007)*
2. *Based on United Group management forecasts*

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES OR TO U.S. PERSONS

Transaction funding

UnitedGroup Limited

- Base purchase price of A$477m (US$408m)
  - 9.8x FY2008E UNICCO EBITDA[1]
- Additional payment of A$33m to receive US net tax benefits valued at ~A$85m
  - Payment to achieve goodwill deductions, as with Equis
  - Realised over 15 years through ongoing tax deductions
- Transaction around 5% EPS accretive in the first year of the acquisition, before the impact of synergies
- Forecast 1 July 2007 pro forma (post-acquisition and funding)
  - Net debt / equity ~46%
  - EBITA interest cover ~6.2x

Source and use of funds (A$m)	
Use of funds	
Base purchase price	477
Tax payment	33
Total	**510**
Source of funds[2]	
Equity	
Placement	231
Placement to vendor	70
Conditional placement	50
Share Purchase Plan[3]	35
Committed debt facilities	124
Total	**510**

Notes
1. *Based on United Group managements forecasts*
2. *Assumes placement at the underwritten floor of A$16.30 per share. Final figures may vary from this level*
3. *Estimated proceeds assume a 30% take-up of the SPP*

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES OR TO U.S. PERSONS

Equity funding – A$281m placement and SPP

UnitedGroup Limited

- A$281 million institutional placement
  - A$231 million[1] placement of 14.2 million shares plus the issue of ~A$70m of United Group shares to the vendor will exhaust the 15% placement capacity
  - A$50 million additional placement, conditional on shareholder approval at EGM
  - The placement and conditional placement amounts, together represent ~12.5%[1] of issued capital
  - A$3 million conditional placement component to United Group's CEO, Mr. Richard Leupen, conditional on shareholder approval at EGM
  - Fully underwritten by Goldman Sachs JBWere
- Share Purchase Plan
  - Up to A$5,000 per eligible shareholder, including retail shareholders
  - Not underwritten
  - Shares issued at placement price
  - All SPP acceptances to be taken up
  - Documentation to be sent to shareholders on or around 30 July 2007
- New shares issued under the institutional placement and the Share Purchase Plan will rank equally with existing ordinary shares and be entitled to the FY2007 final dividend

Notes
1 Assumes placement at the underwritten floor of A$16.30 per share. Final figures may vary from this level

Equity funding – indicative timetable

UnitedGroup Limited

Institutional placement	
Book opens	12pm – Wednesday, 11 July 2007
Book closes – domestic[1]	6pm – Wednesday, 11 July 2007
Book closes – international[1]	7pm – Wednesday, 11 July 2007
Settlement of unconditional placement	Tuesday, 17 July 2007
Unconditional new shares commence trading	Wednesday, 18 July 2007
United Group EGM	Mid/Late August
Settlement of conditional placement	Mid/Late August
Conditional placement shares commence trading	Mid/Late August
1. All dates and times are references to dates and times in Sydney Australia. Goldman Sachs JBWere, in consultation with United Group, reserves the right to vary the dates and times, including to close the book early or to extend the time that the book is open.	
Share Purchase Plan	
Letter and application form sent to eligible shareholders	Monday, 30 July 2007
Offer period closes	Friday, 17 August 2007
Record date	Wednesday, 11 July 2007

These dates are indicative only and subject to change.

United Group outlook

United Group Limited

- Following the acquisition of UNICCO and the equity raising, United Group will be strongly positioned for future growth and continuing to develop its
  - Global property services business
  - Australasian infrastructure business
  - Australia / New Zealand consulting engineering business in the resources sector
- Continue to partner with key technology providers
- Continue to improve systems and processes – SAP roll out to the engineering businesses
- Organisational focus on safety
- Strengthened senior management team and roll out of the leadership program
- Continue to assess value-creating M&A opportunities
- Strong growth for FY07
  - NPAT expected to exceed A$90 million, subject to the final audit review
- Historical strong growth expected to continue in FY08
  - Revenues expected to be around A$4 billion
- All sectors continuing to perform well

Important notice

United Group Limited

[illegible]


United Group Limited
www.unitedgroupltd.com

UnitedGroup Limited

MEDIA RELEASE

12 July 2007

United Group completes placement of $318 million

On 11 July 2007, United Group Limited (United Group) announced that it would acquire US-based UNICCO Service Company (UNICCO).

As part of the funding for the acquisition, United Group announced:

- an institutional placement of the maximum number of fully paid ordinary shares (Shares) which, in combination with the Shares to be issued to the vendor of UNICCO as part consideration for the acquisition of UNICCO, would not exceed United Group's placement capacity;
- a conditional institutional equity placement of Shares, subject to shareholder approval; and
- a share purchase plan.

United Group is pleased to announce that the institutional placement has been successfully completed. The bid was well supported and oversubscribed. The placement price of $17.00 per Share was determined in a book build process and 14.3 million Shares were issued under the institutional placement, for a total value of A$243 million.

In addition, United Group increased the size of the conditional placement from A$50 million to A$75 million, reflecting the strong institutional demand. The number of Shares to be issued under the conditional placement will be 4.4 million Shares. Mr Richard Leupen, United Group Managing Director and CEO applied for A$3 million of shares under the conditional placement. Completion of the conditional placement to institutional investors and Mr Leupen will be subject to shareholder approval and will also be issued at $17.00 per Share.

The institutional placement and the conditional placement will be for a total of 18.7 million Shares, for a total value of A$318 million.

The share purchase plan, which offers eligible shareholders to purchase up to $5,000 worth of Shares, will also have an issue price of $17.00 per Share and details will be mailed to eligible shareholders shortly.

Mr Leupen said "We are pleased with the ongoing support of existing shareholders and that a number of new domestic and overseas investors have become shareholders of United Group."

Trading in the Shares issued under the institutional placement is expected to commence on the ASX on 18 July 2007.

The trading halt that has been in place since 11 July 2007 will be lifted today.

Under the terms of the acquisition agreement, 4.2 million shares will be issued to the vendor of UNICCO at completion at a price of A$16.67 per share, for a total value of A$70 million.

- Ends -

ABN 85 009 180 287

For further information, please contact:
Richard Leupen, Managing Director & CEO, United Group Limited: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Services is premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: +61 2 9492 8888
Facsimile: +61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

ASX ANNOUNCEMENT

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	17 July 2007
PAGES :	11 (including this page)		
SUBJECT:	**Notice of General Meeting and Proxy Form**		

Enclosed is a copy of the notice of meeting and proxy form sent to shareholders today. The details for the general meeting are:

Date: Thursday 16 August 2007

Time: Commencing at 2:00pm (Sydney time)

Venue: Tattersalls Club
181 Elizabeth Street
Sydney NSW 2000

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Notice of General Meeting

United Group Limited
ACN 009 180 287

Notice is given that the general meeting (**General Meeting**) of shareholders of United Group Limited (**Company**) will be held at the following time and place:

Time: 2:00 pm

Date: Thursday, 16 August 2007

Place: Tattersalls Club, 181 Elizabeth St, Sydney NSW 2000



UnitedGroup Limited

UGL

A PROXY FORM IS ENCLOSED

PLEASE READ THIS NOTICE CAREFULLY

If you are unable to attend the General Meeting please complete the Proxy Form as directed and return it in the enclosed reply paid envelope.

AGENDA

SPECIAL BUSINESS

1. **Resolution 1: Approval of Conditional Placement**

   To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

   "That the issue of 4,235,295 fully paid ordinary shares at $17.00, details of which are set out in the Explanatory Notes included in this Notice of Meeting, be approved for all purposes (including ASX Listing Rule 7.1)."

2. **Resolution 2: Approval of the issue of Ordinary Shares to Protech Holdings (WA) Pty Ltd**

   To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

   "That the issue of 176,470 fully paid ordinary shares to Protech Holdings (WA) Pty Ltd at $17.00, an entity controlled by Mr Richard Leupen, details of which are set out in the Explanatory Notes included in this Notice of Meeting, be approved for all purposes (including ASX Listing Rule10.11)."

3. **Resolution 3: Approval of the issue of Ordinary Shares to Shareholders of UNICCO Services Company**

   To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

   "That the issue of 4,219,307 fully paid ordinary shares at $16.67 to the shareholders of UNICCO, details of which are set out in the Explanatory Notes included in this Notice of Meeting, be approved for all purposes (including ASX Listing Rule 7.1)

4. **Resolution 4: Approval of previous issue of Ordinary Shares – Unconditional Placement**

   To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

   "That the issue of 14,280,132 fully paid ordinary shares at $17.00, details of which are set out in the Explanatory Notes included in this Notice of Meeting, be ratified and approved for all purposes (including ASX Listing Rule 7.4)."

5. **Resolution 5: Approval of previous issues of Options**

   To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

   "That the issue of 2,053,406 options over fully paid ordinary shares in the Company under the Australian and United States of America Employee Share Option Plans, the details of which are set out in the Explanatory Notes included in this Notice of Meeting, be ratified and approved for all purposes (including ASX Listing Rule 7.4)."

   VOTING EXCLUSION STATEMENT

   The Company will disregard any votes cast on:

   A. resolution 1 by any person who may participate in the issue of shares under the Conditional Placement (as defined in the Explanatory Notes) and any person who might obtain a benefit, except a benefit solely in the capacity of an ordinary shareholder, if the resolution is passed, and any associate of those persons;

   B. resolution 2 by Protech Holdings (WA) Pty Ltd and any associate of Protech Holdings (WA) Pty Ltd;

   C. resolution 3 by any shareholder of UNICCO and any person who might obtain a benefit, except a benefit solely in the capacity of an ordinary shareholder, if the resolution is passed, any associate of those persons;

   D. resolution 4 by any person who participated in the issue of shares under the Unconditional Placement (as defined in the Explanatory Notes) and any associate of those persons; and

   E. resolution 5 by any person who participated in the issue of options being approved and any associate of those persons.

   However, the Company need not disregard a vote on resolutions 1-5 if:

   (i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

   (ii) it is cast by the person chairing the General Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

NOTES

1. Eligibility

You will be eligible to attend and vote at the meeting if you are registered as a holder of United Group Limited shares at 7.00pm (Sydney time) on Tuesday 14 August 2007. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

2. Voting Information

You can vote in either of two ways:

- attend the meeting and vote in person or, if you are a corporate shareholder, by corporate representative voting for you; or
- appoint a proxy to attend and vote for you, using the enclosed proxy form.

Voting in person
If you attend the meeting, please bring your personalised proxy form with you. We ask that you arrive at the venue at least 15 minutes prior to the time designated for the meeting so that we may check your security holding against our register of shareholders and note your attendance.

Voting by Corporate Representative
If a corporate shareholder plans to attend, it must appoint a person to act as its representative and the appointed person must bring appropriate written evidence of the appointment to the meeting signed under the corporation's common seal or in accordance with section 127 of the Corporations Act 2001.

Voting by Proxy
If you do not intend to attend the meeting and are entitled to vote on the resolutions, you may select a representative or the Chairman to act as your proxy to attend and vote for you. A representative may be a natural person or a body corporate. A proxy need not be a shareholder of the Company.

Your proxy can be appointed in respect of some or all of your votes. If you are entitled to cast 2 or more votes at the meeting you may appoint 2 proxies, each to exercise a specified proportion or number of your votes. An additional proxy form is available from Link Market Services Limited on request if you wish to appoint 2 proxies.

Your proxy will also have the right to speak at the meeting and demand a poll.

You can use the attached proxy form to appoint a proxy. A reply paid envelope has also been included with the Notice of General Meeting for return of the proxy form.

If you return your proxy form but do not nominate the identity of your proxy, the Chairman will automatically be your proxy. If you return your proxy form but your nominated proxy does not attend the meeting, then your proxy will revert to the Chairman.

Should you appoint a body corporate as your proxy, that body corporate will need to ensure that it:

- appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with the Corporations Act 2001; and
- provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

If such evidence is not received prior to the commencement of the meeting, then the body corporate (through its representative) will not be permitted to act as your proxy.

How will my proxy vote?
You can direct your proxy how to vote using the proxy form.

If you do not mark any of the boxes on a given item, your proxy may vote, or abstain from voting, as he or she chooses.

If you mark the "abstain" box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, and your vote will not be counted in computing the required majority on a poll.

If you mark more than one box on an item your vote on that item will be invalid.

How the Chairman will vote undirected proxies
The Chairman intends to vote undirected proxies in favour of each of the items of business in this Notice of Meeting.

Signing
If the shareholder is a corporation, the proxy form must be signed under the corporation's common seal or in accordance with section 127 of the Corporations Act 2001 or under the hand of a duly authorised officer of the corporation.

A shareholder which is a corporation having a sole director/secretary must state that fact on the proxy form.

If the shareholder is a natural person, the proxy form must be signed by the shareholder or the shareholder's attorney duly authorised in writing. Where shares are jointly held, only one of the holders is required to sign the proxy form.

Authorised Officers
If the proxy form is signed by an attorney or authorised person, a certified copy of the power of attorney or other document signed by or on behalf of the shareholder detailing the person's authority must be provided to the registry at the same time as providing the proxy form.

Timing
For the appointment of a proxy to be effective, you must ensure that your proxy form (and a certified copy of the relevant authority) is received by the registry, Link Market Services Limited ACN 083 214 537 not less than 48 hours before the time of the meeting i.e. no later than 2.00pm (Sydney time) on 14 August 2007.

- by mail to:
  United Group Limited
  C/- Link Market Services Limited
  Locked Bag A14
  Sydney South NSW 1235; OR
- by lodging it online at www.linkmarketservices.com.au. You will be taken to have signed your proxy form if you lodge in accordance the instructions on the website; OR
- by facsimile to +61 2 9287 0309; OR
- by hand delivery to:
  Link Market Services Limited
  Level 12, 680 George Street
  Sydney NSW 2000.

A reply paid envelope is enclosed for the return of the proxy form by post.

By order of the Board
Dated: 17 July 2007

J Nikolopoulos

Lyn Nikolopoulos
Company Secretary

EXPLANATORY NOTES

Important Notice

These Explanatory Notes are given to shareholders in explanation of the resolutions to be considered at the General Meeting of shareholders of the Company to be held on 16 August 2007 and to allow shareholders to determine how they wish to vote on the resolutions. The Explanatory Notes should be read in conjunction with, and form part of, the Notice of Meeting that the Explanatory Notes accompany.

Background for Resolutions 1 to 4

On 11 July 2007, the Company announced that it intends to acquire the US-based provider of integrated facilities management services company, UNICCO Services Company (**UNICCO**). The acquisition of UNICCO (the **Acquisition**) has been funded by a combination of debt and equity, including an institutional placement of fully paid ordinary shares (**Shares**) (**Placement**) and a Share Purchase Plan (**SPP**). The shareholders of UNICCO have also agreed to receive Shares in the Company as part of the consideration for the Acquisition.

On 12 July 2007, the Company announced that the Placement was successful with 14,280,132 Shares issued under the firm placement, raising A$243 million (**Unconditional Placement**). An additional 4,441,765 Shares will be issued under the Placement, conditional on the receipt of shareholder approval sought at the General Meeting (**Conditional Placement**). If approved, the Conditional Placement will raise an additional A$75 million.

Resolution 1 – Approval of Conditional Placement of Shares

Under ASX Listing Rule (**Listing Rule**) 7.1, the Company is limited to issuing 15% of its issued capital in any 12 month period without shareholder approval, unless the issue falls within one of the exceptions under Listing Rule 7.2 such as pro-rata issues to all shareholders.

As at the date of the Notice of Meeting, the Company has agreed to use all of its 15% placement capacity. Under Listing Rule 7.1, the Company may seek shareholder approval to issue securities (which includes Shares and options over Shares) in excess of the Company's 15% placement capacity.

The purpose of this resolution is to seek shareholder approval for the Conditional Placement under Listing Rule 7.1.

Listing Rule 7.3 requires that where shareholders are requested to approve an issue of securities in excess of a company's placement capacity, that the shareholders be provided with the following information in relation to the proposed issue:

Date of Issue and Allotment (occur on the same date)	Nature of Issue	Number of Shares to be Issued and Allotted	Issue Price of Shares	Terms of Shares	Basis of Allottee Determination	Use or Intended Use of Funds Raised
Anticipated to be 22 August 2007 but in any event not later than 16 November 2007.	Placement	4,235,295	$17.00	Same terms as, and rank equally with, other ordinary shares in the Company	Persons identified by the underwriters (Goldman Sachs JBWere) of the Placement (in consultation with the Company) as persons to whom offers of securities could be made without disclosure under Chapter 6D of the Corporations Act 2001	Flexibility to fund the future growth of the Company

The Board unanimously recommends that shareholders vote in favour of Resolution 1. The Board believe that it is in the best interests of the Company that the Conditional Placement be approved. The equity raising is part of the Company's funding strategy in order to fund the future growth of the Company.

Resolution 2 – Approval of the issue of Ordinary Shares to Protech Holdings (WA) Pty Ltd

The Company invited Mr Richard Leupen, Managing Director and Chief Executive Officer of the Company, to participate in the Conditional Placement, on the same terms as other parties who participated in the Unconditional Placement. Protech Holdings (WA) Pty Ltd (an entity controlled by Mr Richard Leupen) was allocated 176,470 Shares under the Placement.

Under Listing Rule 10.11, the Company may only issue Shares to a related party with shareholder approval. Protech Holdings (WA) Pty Ltd, an entity controlled by a director of the Company, is a related party of the Company. Accordingly, the Company is seeking shareholder approval to issue 176,470 Shares to Protech Holdings (WA) Pty Ltd under the Placement. Note, if approval is given under Listing Rule 10.11, then approval is not required under Listing Rule 7.1.

Listing Rule 10.13 requires that where shareholders are requested to provide approval to an issue of securities to a related party, that the shareholders be provided with the following information in relation to the proposed issue:

Issue Date	Number of Shares to be Issued and Allotted	Issue Price of Shares	Terms of Shares	Name of person to whom Shares are to be issued and relationship to Richard Leupen	Use or Intended Use of Funds Raised
Anticipated to be 22 August 2007 but in any event no later than 16 September 2007.	176,470	$17.00	Same terms as, and rank equally with, other ordinary shares in the Company	Protech Holdings (WA) Pty Ltd, an entity controlled by Mr Richard Leupen	Flexibility to fund the future growth of the Company

The non-executive directors of the Company believe that it is in the best interests of the Company that Protech Holdings (WA) Pty Ltd, an entity controlled by Mr Richard Leupen, participates in the Placement. If approved, Protech Holdings (WA) Pty Ltd will participate in the Placement on the same terms as the other Placement participants.

The Board (excluding Mr Leupen) recommends that shareholders vote in favour of Resolution 2.

Resolution 3 – Approval for the issue of Ordinary Shares to Shareholders of UNICCO

The terms of the Acquisition agreement provide that the shareholders of UNICCO will be provided with Shares in the Company to the total value of A$70 million on the effective date of the Acquisition as part of the consideration for the Acquisition. This date is expected to be late September 2007.

As discussed earlier, under Listing Rule 7.1, the Company is limited to issuing 15% of its issued capital in any 12 month period without shareholder approval, unless the issue falls within one of the exceptions under Listing Rule 7.2 such as pro-rata issues to all shareholders. The issue of the Shares to the shareholders of UNICCO falls within the Company's 15% capacity and will proceed whether or not the resolution is passed. However, as the Shares will be issued at a future date, the Company is seeking approval for the issue of these Shares under Listing Rule 7.1 so as to replenish and maintain the Company's full 15% capacity. This will provide the Company with the funding flexibility to enable it to take advantage of commercial opportunities that may arise in the future.

Listing Rule 7.3 requires that the shareholders be provided with the following information in relation to the proposed issue:

Date of Issue and Allotment (occur on the same date)	Number of Shares to be Issued	Issue Price of Shares	Terms of Shares	Basis of Allottee Determination	Use or Intended Use of Funds Raised
Anticipated to be by late September 2007 but in any event no later than 16 November 2007.	4,219,307	$16.67	Same terms as, and rank equally with, other ordinary shares in the Company	Shareholders of UNICCO	Partial funding of the acquisition of UNICCO

The Board unanimously recommends that shareholders vote in favour of Resolution 3.

Resolutions 4 & 5 – Approval of previous issues of Ordinary Shares and Options

As noted in the Explanatory Notes for resolution 1, as at the date of the Notice of Meeting the company has used all of its 15% placement capacity.

Under Listing Rule 7.4, the Company may seek subsequent shareholder approval for previous issues of Shares and options over fully paid ordinary shares (**Options**), and if that approval is granted, such issues do not count toward the 15% limit in the future.

Since 12 October 2006, the date of the Company's last Annual General Meeting, the Company has issued:

- 14,280,132 Shares under the Unconditional Placement (to fund the Acquisition);
- 414,562 Options to executives under the terms of the USA Employee Share Option Plan (USA Plan); and
- 1,638,844 Options to executives under the terms of the Australian Employee Share Option Plan (Australian Plan),

as well as having agreed to issue 4,219,307 Shares to the shareholders of UNICCO as referred to in the proceeding resolution.

Listing Rule 7.5 requires that where shareholders are requested to provide subsequent approval to an issue of securities, that the shareholders be provided with certain information in relation to the securities issued.

The following information is provided in relation to the Shares referred to in Resolution 4:

Issue Date	Nature of Issue	Number of Shares Issued and Allotted	Issue Price of Shares	Terms of Shares	Basis of Allottee Determination	Use or Intended Use of Funds Raised
18 July 2007	Placement	14,280,132	$17.00	Same terms as, and rank equally with, other Shares in the Company	Persons identified by the underwriters (Goldman Sachs JBWere) of the Placement (in consultation with the Company) as persons to whom offers of securities could be made without disclosure under Chapter 6D of the Corporations Act 2001	Partial funding of the acquisition of UNICCO

The following information is provided in relation to the Options, referred to in Resolution 5:

Number of Options Issued and Allotted	Issue Price of Options	Terms of Options	Basis of Allottee Determination	Use or Intended Use of Funds Raised
2,053,406	NIL	The material terms of the options are set out in Appendix A to these Explanatory Notes	Employees Eligible to participate in the USA Plan and Australian Plan	Not applicable

The Options have been issued subject to performance hurdles consistent with the objective of aligning the interests of employees with shareholders and the long term vesting profile is consistent with the objective of retaining high performance executives.

The Board believes that it is in the best interests of the Company that the ratification of the issues of Shares and Options referred to in Resolutions 4 and 5 be approved, so that the Company has the ability to issue up to a full 15% of the issued capital of the Company in the future. This will provide the Company with the funding flexibility to enable it to take advantage of commercial opportunities that may arise in the future.

The Board unanimously recommends that shareholders vote in favour of Resolutions 4 and 5.

APPENDIX A

The material terms and conditions of the Options referred to in Resolution 5 are set out below. For further information please refer to the rules of the Australian Plan and USA Plan on the Company's website www.unitedgroupltd.com.

Options issued under the USA Plan

Issue Date	Exercise Price	Expiry Date	Vesting Dates	Performance Hurdles
387,562 Options				
24/07/2006	$14.30	31/12/2011	1. One third from 01/09/2009 2. One third from 01/09/2010 3. One third from 01/09/2011	**1. Earnings Per Share** ▪ Reported EPS FYE 30/06/2009 must be equal to or greater than 140 per cent of reported EPS FYE 30/06/2006 ("Hurdle EPS"). ▪ For each financial year after 30/06/09, reported EPS must be equal to or greater than 112 per cent of the Hurdle EPS for the previous financial year. **2. Total Shareholder Return** The company's total shareholder return ("TSR"), as measured by the change in value of its cumulative index, for each earnings period, relative to the ASX Industrials 200 cumulative index (ASX Code "XNJAI"), must be better than the change in value of the XNJAI for that period.
27,000 Options				
25/01/2007	$13.39	31/12/2009	1. One half from 01/09/2008 2. One half from 01/09/2009	**1. Earnings Per Share** ▪ Reported EPS FYE 30/06/2008 must be equal to or greater than 125 per cent of reported EPS FYE 30/06/2006 ("Hurdle EPS"). ▪ Reported EPS for FYE 30/06/2009 must be equal to or greater than 112 per cent of the Hurdle EPS for the previous financial year. **2. Total Shareholder Return** The company's total shareholder return ("TSR"), as measured by the change in value of its cumulative index, for each earnings period, relative to the ASX Industrials 200 cumulative index (ASX Code "XNJAI"), must be better than the change in value of the XNJAI for that period.

Options issued under the Australian Plan

Issue Date	Exercise Price	Expiry Date	Vesting Dates	Performance Hurdles
657,700 Options				
01/09/2006	$13.75	31/12/2009	1. One half from 01/09/2008 2. One half from 01/09/2009	**1. Earnings Per Share** • Reported EPS FYE 30/06/2008 must be equal to or greater than 125 per cent of reported EPS FYE 30/06/2006 ("Hurdle EPS"). • Reported EPS for FYE 30/06/2009 must be equal to or greater than 112 per cent of the Hurdle EPS for the previous financial year. **2. Total Shareholder Return** The company's total shareholder return ("TSR"), as measured by the change in value of its cumulative index, for each earnings period, relative to the ASX Industrials 200 cumulative index (ASX Code "XNJAI"), must be better than the change in value of the XNJAI for that period.
402,800 Options				
01/09/2006	$13.75	31/12/2011	1. One half from 01/09/2010 2. One half from 01/09/2011	**1. Earnings Per Share** • Reported EPS FYE 30/06/2010 must be equal to or greater than 157 per cent of reported EPS FYE 30/06/2006 ("Hurdle EPS"). • For the year ending 30/06/2011, reported EPS must be equal to or greater than 112 per cent of the Hurdle EPS for the previous financial year. **2. Total Shareholder Return** The company's total shareholder return ("TSR"), as measured by the change in value of its cumulative index, for each earnings period, relative to the ASX Industrials 200 cumulative index (ASX Code "XNJAI"), must be better than the change in value of the XNJAI for that period.
335,475 Options				
4/12/2006	$13.52	31/12/2011	1. One third from 01/09/2009 2. One third from 01/09/2010 3. One third from 01/09/2011	**1. Earnings Per Share** • Reported EPS FYE 30/06/2009 must be equal to or greater than 140 per cent of reported EPS FYE 30/06/2006 ("Hurdle EPS"). • For each financial year after 30/06/2009, reported EPS must be equal to or greater than 112 per cent of the Hurdle EPS for the previous financial year. **2. Total Shareholder Return** The company's total shareholder return ("TSR"), as measured by the change in value of its cumulative index, for each earnings period, relative to the ASX Industrials 200 cumulative index (ASX Code "XNJAI"), must be better than the change in value of the XNJAI for that period.

Issue Date	Exercise Price	Expiry Date	Vesting Dates	Performance Hurdles
55,289 Options				
11/12/2006	$13.52	31/12/2011	1. One third from 01/09/2009 2. One third from 01/09/2010 3. One third from 01/09/2011	**1. Earnings Per Share** • Reported EPS FYE 30/06/2009 must be equal to or greater than 140 per cent of reported EPS FYE 30/06/2006 ("Hurdle EPS"). • For each financial year after 30/06/2009, reported EPS must be equal to or greater than 112 per cent of the Hurdle EPS for the previous financial year. **2. Total Shareholder Return** The company's total shareholder return ("TSR"), as measured by the change in value of its cumulative index, for each earnings period, relative to the ASX Industrials 200 cumulative index (ASX Code "XNJAI"), must be better than the change in value of the XNJAI for that period.
126,457 Options				
07/05/2007	$15.43	31/12/2012	1. One third from 01/09/2010 2. One third from 01/09/2011 3. One third from 01/09/2012	**1. Earnings Per Share** • Reported EPS FYE 30/06/2010 must be equal to or greater than 140 per cent of reported EPS FYE 30/06/2007 ("Hurdle EPS"). • For each financial year after 30 June 2010, reported EPS must be equal to or greater than 112 per cent of the Hurdle EPS for the previous financial year. **2. Total Shareholder Return** The company's total shareholder return ("TSR"), as measured by the change in value of its cumulative index, for each earnings period, relative to the ASX Industrials 200 cumulative index (ASX Code "XNJAI"), must be better than the change in value of the XNJAI for that period.
61,123 Options				
02/07/2007	$16.49		1. 01/09/2010	**1. Earnings Per Share** Reported EPS FYE 30/06/2010 must be equal to or greater than 140 per cent of reported EPS FYE 30/06/2007 ("Hurdle EPS"). **2. Total Shareholder Return** The company's total shareholder return ("TSR"), as measured by the change in value of its cumulative index, for each earnings period, relative to the ASX Industrials 200 cumulative index (ASX Code "XNJAI"), must be better than the change in value of the XNJAI for that period.

UnitedGroup Limited

UGL

ABN 85 009 180 287

Please return your Proxy forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1800 200 296
From outside Australia: +61 2 8280 7796
Facsimile: (02) 9287 0309
ASX Code: UGL
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the General Meeting, please bring this form with you. This will assist in registering your attendance.

X99999999999

I/We being a member(s) of UNITED GROUP LIMITED and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the General Meeting of the Company to be held at 2:00pm on Thursday, 16 August 2007, at Tattersals at 181 Elizabeth Street, Sydney NSW 2000 and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. **The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.**

B **To direct your proxy how to vote on any resolution please insert X in the appropriate box below.**

	For	Against	Abstain*
Resolution 1 Approval of Conditional Placement	☐	☐	☐
Resolution 2 Approval of the issue of Ordinary Shares to Protech Holdings (WA) Pty Ltd	☐	☐	☐
Resolution 3 Approval of the issue of Ordinary Shares to Shareholders of UNICCO Services Company	☐	☐	☐
Resolution 4 Approval of previous issue of Ordinary Shares – Unconditional Placement	☐	☐	☐
Resolution 5 Approval of previous issues of Options	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

UGL PRX741

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	18 July 2007
PAGES :	8 (including this page)		
SUBJECT:	**Issue of Shares – Institutional Placement**		

Please find attached an Appendix 3B for the issue of 14,280,132 shares under the institutional placement, details of which were announced to the market on 12 July 2007.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,280,132
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares will rank equally with other ordinary shares.
5	Issue price or consideration	$17.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued to partially fund the acquisition of Unicco Services Company in the United States
	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 July 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	152,725,096	Ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Total	**7,422,904**	Unquoted Options
Options	Exercise Price ($)	Expiry Date
83,334	4.49	31/12/2007
83,334	5.16	31/12/2007
20,000	5.30	31/12/2007
33,334	6.28	31/12/2007
246,668	7.23	31/12/2008
66,667	7.64	31/12/2008
816,200	10.73	31/12/2008
103,100	11.39	31/12/2008
155,000	9.34	31/12/2009
1,403,000	4.45	31/12/2009
571,600	13.75	31/12/2009
27,000	13.39	31/12/2009
300,000	7.64	31/12/2010
61,123	16.49	31/12/2010
1,350,000	13.77	31/08/2011
400,000	10.83	31/12/2011
394,961	13.09	31/12/2011
387,562	14.30	31/12/2011
402,800	13.75	31/12/2011
390,764	13.52	31/12/2011
126,457	15.43	31/12/2012

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b) – Not applicable

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: L Nikolopoulos .... Date: 18 July 2007
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: +61 2 9492 8888
Facsimile: +61 2 9492 8844
www.unitedgroupltd.com

UnitedGroup Limited

ASX ANNOUNCEMENT

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	18 July 2007
PAGES :	1 (including this page)		
SUBJECT:	**Cleansing Statement**		

Further to the announcement on 11 July 2007, United Group Limited (**United Group**) seeks to rely on section 708A(5) of the Corporations Act 2001 (Cth) (the **Act**) and gives notice under section 708A(5)(e) of the Act of the following details:

1. United Group issued 14,280,132 fully paid ordinary shares (**Shares**) on 18 July 2007;
2. United Group issued the Shares without disclosure to investors under Part 6D.2 of the Act;
3. as at the date of this notice, United Group has complied with:
   - the provisions of the Chapter 2M of the Act as they apply to United Group; and
   - section 674 of the Act; and
4. as at the date of this notice, there is no information to be disclosed that is "excluded information" within the meaning of sections 708A(7) and 708A(8) of the Act.

Yours sincerely

Lyn Nikolopoulos
Company Secretary

CALEDONIA

Level 21, Gold Fields House, 1 Alfred Street, Sydney, NSW 2000 Australia
Telephone: (61-2) 9255 7600 Facsimile: (61-2) 9255 7610 e-mail: cil@caledonia.com.au

Caledonia Investments Pty Limited (ABN: 17 055 008 550) (AFS Licence No. 253012)
Caledonia (Private) Investments Pty Limited (ABN: 58 003 977 115) (AFS Licence No. 254432)

FACSIMILE MESSAGE

ATTENTION:	**The Manager – Company Announcements Office**
COMPANY:	**Australian Securities Exchange**
FAX NO:	**1900 999 279**
FROM:	**Bernard Stanton**
DATE:	**19/07/2007**
NO. OF PAGES:	**6** (including header sheet)

CALEDONIA

Level 21, Gold Fields House, 1 Alfred Street, Sydney, NSW 2000 Australia
Telephone: (61-2) 9255 7600 Facsimile: (61-2) 9255 7610 e-mail: cil@caledonia.com.au

19 July 2007

The Company Secretary
United Group Limited
Level 7, 40 Miller Street
NORTH SYDNEY NSW 2060

By Fax: 02 9492 8844

Dear Sir

Notice of change of interests of substantial holder

Please see herewith notice of change of interests of substantial holder for Caledonia Investments Pty Ltd and its associates in relation to United Group Limited.

This notice follows confirmation by United Group Limited on 18 July 2007 of the total number of securities on issue subsequent to the recent institutional placement.

Please refer to the notice and annexure for further details.

Yours sincerely

Bernard Stanton
Director

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme UNITED GROUP LIMITED

ACN/ARSN 009 180 287

1. Details of substantial holder(1)

Name CALEDONIA INVESTMENTS PTY LIMITED & ITS ASSOCIATES

ACN/ARSN (if applicable) 055 008 556

There was a change in the interests of the substantial holder on 18/07/2007

The previous notice was given to the company on 21/11/2006

The previous notice was dated 21/11/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY	18,963,854	13.73%	18,490,246	12.11%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
18/07/2007	REFER TO	REFER TO COVER LETTER & ANNEXURE B	REFER TO	ORDINARY	473,608
	ANNEXURE A		ANNEXURE B	473,608	

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
REFER TO	REFER TO	REFER TO	POWER TO VOTE	ORDINARY	18,490,246
ANNEXURE	ANNEXURE A	ANNEXURE A		18,490,246	
A					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
REFER TO ANNEXURE A	

Signature

print name BERNARD STANTON capacity DIRECTOR

sign here [signature] date 19 / 07 / 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE A

TO FORM 604 "Notice of change of interests of substantial holder" dated 19/07/2007

The associated entities are:

Caledonia Investments Pty Limited (ACN 055 008 556) – (as Fund Manager).

Caledonia (Private) Investments Pty Limited (ACN 003 977 115) – (as Fund Manager).

Mark A. Nelson

J. William Vicars

Each entity has Level 21, 1 Alfred Street, Sydney NSW 2000 as its registered office.

19.7.'07

Bernard Stanton
Director

Date

ANNEXURE B

UNITED GROUP LIMITED

TO FORM 604 "NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER" DATED 19/07/2007

TRANSACTION	DATE	CONSIDERATION (CASH)		NUMBER OF SECURITIES	CLASS OF SECURITIES
PURCHASE	6/12/2006	$	674,849.72	50,000	ORDINARY
SALE	14/12/2006	-$	233,422.22	-17,233	ORDINARY
SALE	15/12/2006	-$	3,334,301.85	-244,000	ORDINARY
PURCHASE	21/12/2006	$	208,741.80	15,000	ORDINARY
PURCHASE	5/01/2007	$	193,251.86	14,000	ORDINARY
SALE	19/01/2007	-$	66,308.42	-5,000	ORDINARY
PURCHASE	22/01/2007	$	948,536.39	70,000	ORDINARY
PURCHASE	23/01/2007	$	691,821.56	51,001	ORDINARY
PURCHASE	6/02/2007	$	176,465.25	13,000	ORDINARY
PURCHASE	7/02/2007	$	281,255.93	20,000	ORDINARY
PURCHASE	28/02/2007	$	339,451.76	25,000	ORDINARY
PURCHASE	3/04/2007	$	1,694,037.67	125,000	ORDINARY
PURCHASE	18/04/2007	$	289,722.76	20,000	ORDINARY
SALE	24/04/2007	-$	380,077.67	-25,000	ORDINARY
SALE	26/04/2007	-$	392,048.24	-25,000	ORDINARY
SALE	27/04/2007	-$	380,746.12	-25,000	ORDINARY
SALE	1/05/2007	-$	108,476.18	-7,000	ORDINARY
SALE	4/05/2007	-$	746,794.01	-46,500	ORDINARY
SALE	7/05/2007	-$	4,819,142.64	-293,500	ORDINARY
SALE	10/05/2007	-$	1,225,467.07	-74,535	ORDINARY
SALE	14/05/2007	-$	440,054.32	-26,850	ORDINARY
SALE	23/05/2007	-$	880,176.80	-55,000	ORDINARY
PURCHASE	15/06/2007	$	304,885.05	19,371	ORDINARY
SALE	25/06/2007	-$	215,970.70	-13,113	ORDINARY
SALE	26/06/2007	-$	447,409.06	-27,051	ORDINARY
SALE	27/06/2007	-$	1,737,373.17	-109,070	ORDINARY
SALE	28/06/2007	-$	98,011.58	-5,952	ORDINARY
SALE	29/06/2007	-$	85,077.25	-5,078	ORDINARY
SALE	3/07/2007	-$	5,244,603.34	-300,000	ORDINARY
SALE	4/07/2007	-$	1,770,654.17	-100,000	ORDINARY
SALE	5/07/2007	-$	1,497,624.78	-87,550	ORDINARY
SALE	6/07/2007	-$	1,723,773.05	-100,000	ORDINARY
SALE	9/07/2007	-$	1,731,977.74	-100,000	ORDINARY
SALE	10/07/2007	-$	791,491.48	-44,993	ORDINARY
PURCHASE	12/07/2007	$	25,336,562.00	1,490,386	ORDINARY
SALE	13/07/2007	-$	1,902,054.39	-103,543	ORDINARY
SALE	16/07/2007	-$	3,127,808.09	-172,243	ORDINARY
SALE	17/07/2007	-$	3,633,255.31	-200,000	ORDINARY
SALE	18/07/2007	-$	3,115,737.82	-173,155	ORDINARY
TOTAL		-$	8,990,255.72	-473,608	

19.7.'07

BERNARD STANTON
DIRECTOR

DATE

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos	**DATE:**	20 July 2007
PAGES :	15 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Change of Director's Interest Notices as a result of shares acquired under the Directors' Deferred Share Plan and the Directors' Retirement Share Plan on behalf of the following Directors:

- Trevor Rowe
- Bruno Camarri
- RG (Sandy) Elliot
- Richard Humphry
- John Ingram
- David Young
- Richard White

Yours faithfully

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor C. Rowe
Date of last notice	19 June 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	17 July 2007
No. of securities held prior to change	69,547
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 5 2. 381
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,963.44
No. of securities held after change	69,933
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruno Giovanni Camarri
Date of last notice	19 June 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	17 July 2007
No. of securities held prior to change	80,613
Class	Ordinary shares – Retirement Plan
Number acquired	243
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,383.72
No. of securities held after change	80,856
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	19 June 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	17 July 2007
No. of securities held prior to change	27,674
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 203 2. 150
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,368.12
No. of securities held after change	28,027
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	19 June 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	17 July 2007
No. of securities held prior to change	106,237
Class	Ordinary shares – Retirement Plan
Number acquired	151
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,724.04
No. of securities held after change	106,388
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	19 June 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	17 July 2007
No. of securities held prior to change	52,899
Class	Ordinary shares – Retirement Plan
Number acquired	176
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,175.04
No. of securities held after change	53,075
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	19 June 2007

Part 1 – Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	17 July 2007
No. of securities held prior to change	105,912
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 63 2. 165
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,113.12
No. of securities held after change	106,140
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard White
Date of last notice	19 June 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	17 July 2007
No. of securities held prior to change	6,353
Class	Ordinary shares – Retirement Plan
Number acquired	139
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,507.56
No. of securities held after change	6,492
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	24 July 2007
PAGES :	8 (including this page)		
SUBJECT:	**New Issue of Shares**		

Please find attached an Appendix 3B for the issue of 20,000 shares following the exercise of options under the Employee Share Option Plan.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares will rank equally with other ordinary shares.
5	Issue price or consideration	Exercise price $7.23
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options under Employee Share Option Plan
	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 July 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	152,745,096	Ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Total	**7,402,904**	Unquoted Options
Options	Exercise Price ($)	Expiry Date
83,334	4.49	31/12/2007
83,334	5.16	31/12/2007
20,000	5.30	31/12/2007
33,334	6.28	31/12/2007
226,668	7.23	31/12/2008
66,667	7.64	31/12/2008
816,200	10.73	31/12/2008
103,100	11.39	31/12/2008
155,000	9.34	31/12/2009
1,403,000	4.45	31/12/2009
571,600	13.75	31/12/2009
27,000	13.39	31/12/2009
300,000	7.64	31/12/2010
61,123	16.49	31/12/2010
1,350,000	13.77	31/08/2011
400,000	10.83	31/12/2011
394,961	13.09	31/12/2011
387,562	14.30	31/12/2011
402,800	13.75	31/12/2011
390,764	13.52	31/12/2011
126,457	15.43	31/12/2012

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b) – Not applicable

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: L Nikolopoulos .... Date: 24 July 2007
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

+ See chapter 19 for defined terms.

UnitedGroup Limited

ASX/MEDIA RELEASE

25 July 2007

United Group secures over $180 million in new projects

Leading infrastructure and industrial services company United Group Limited (ASX: UGL) today announced that it has secured new projects in the rail and resources sectors with the combined value in excess of $180 million. These projects include:

- The supply of fifteen 4300HP GE Cv43-ACi locomotives, with options for additional quantities, for Pacific National (PN). The locomotives will offer increased traction effort and haulage capacity and are ideally suited to PN's coal haulage task in the Hunter Valley and general freight carriage requirements on the Australian standard gauge network. The locomotives will be configured and built at United Group Rail's Broadmeadow facility in New South Wales.
- The supply of a new locomotive platform structure, bogie design and 220 pre-fabricated broad gauge bogie frames for GE locomotives that will operate in Kazakhstan for GE – Transportation.
- The supply of 120 heavy duty "Gondola' type Lynx design iron ore wagons for BHP Billiton's 'Rapid Growth Project 4'. These wagons, which will be produced in United Group Rail's Bassendean facility in Perth, follow on from the 2,500 already supplied.
- The extension to 31 December 2009 of mechanical maintenance operations for Alcan's Gove refinery, Northern Territory. United Group Resources has been servicing this contract since 2000.

United Group Limited Managing Director and Chief Executive Officer Richard Leupen said, "United Group continues to benefit from the buoyant Resources sector with demand for our services continuing to grow. We are pleased to have extended our maintenance operations with Alcan at Gove. This is our seventh year on site which illustrates the strength of our partnership.

"Our Rail business remains a priority for the Group. United Group's engineering and design innovation, combined the technology of our strategic partners, has been a clear winner with Australian customers over the past decade. United Group continues to explore ways to strengthen its Rail operations in the Asia-Pacific region in passenger, freight and locomotive markets." Mr Leupen said.

- Ends -

For further information, please contact:
Richard Leupen, Managing Director & CEO, United Group Limited: (61 2) 9492 8803
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842 / 0401 147 822

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of four businesses each with specific complementary services:
United Group Infrastructure is a multi-service business offering construction, engineering, operational and maintenance services to the water, power, communications, road & rail transport and defence industries
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: +61 2 9492 8888
Facsimile: +61 2 9492 8844

www.unitedgroupltd.com

ASX ANNOUNCEMENT

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	27 July 2007
PAGES :	6 (including this page)		
SUBJECT:	**Share Purchase Plan**		

Please find attached the following documents in relation to the share purchase plan announced on 11 July 2007, which are being sent to shareholders today.

1. Letter to shareholders
2. Terms and Conditions
3. Application Form

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

UnitedGroup Limited UGL

All Registry communications to:
C/- Link Market Services Limited
Level 12, 680 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone (within Australia): 1800 200 296
Telephone (outside Australia): +61 2 8280 7796
Facsimile: (02) 9287 0303
ASX Code: UGL
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

FOR YOUR PROMPT ATTENTION

Australian & New Zealand resident shareholders

SPP Closing Date – 5.00pm (Sydney time) on 17 August 2007

Dear United Group Shareholder

Opportunity to participate in Share Purchase Plan

On 11 July 2007 United Group Limited **(United Group)** announced that it intends to acquire the US-based provider of integrated facilities management services UNICCO Services Company (**UNICCO**). The acquisition of UNICCO (the **Acquisition**) has been funded by a combination of debt and equity, including an institutional placement of fully paid ordinary shares (**Shares**) and a Share Purchase Plan (**SPP**).

We are pleased to provide you with details of the SPP in this letter. The SPP provides you and other eligible shareholders with the opportunity to subscribe for up to $4,998 of Shares at the same issue price as those shares offered under the institutional placement announced on 12 July 2007 ($17.00). It is your choice entirely whether you participate or not in the SPP. However, the offer is non-renounceable, which means that you cannot transfer your right to purchase Shares under the offer to anyone else.

Why is United Group undertaking a SPP?

The SPP is an important component of the funding strategy that United Group has developed to finance the Acquisition and to facilitate United Group's ongoing financial flexibility.

We expect the Acquisition will continue United Group's successful acquisition track record and is the next step in the global expansion of United Group Services. In addition, the Acquisition is a key plank in the development of United Group's strategy to create a leading global provider of integrated facilities management services.

A $318 million institutional placement was completed on 12 July 2007. The placement consists of a firm placement of $243 million of Shares and an additional placement of $75 million of Shares, conditional on shareholder approval. The approval required for the conditional placement will be sought at an extraordinary general meeting of United Group shareholders on 16 August 2007. The details for the meeting were sent to shareholders on 17 July 2007. The SPP constitutes a further equity raising.

The balance of the Acquisition cost will be funded by committed debt facilities.

A number of capital raising alternatives were considered to finance the Acquisition, but the directors considered that this option provided the best outcome in terms of financial flexibility, EPS accretion and compliance/disclosure costs.

What is the SPP?

Under the SPP, Australian and New Zealand residents on the share register of United Group as at 5.00pm (Sydney time) on 11 July 2007 (**Record Date**) may subscribe for up to $4,998 of Shares. The issue price of Shares under the SPP will be at the placement price of $17.00.

This letter (including the attached document titled "United Group Limited Share Purchase Plan – Terms & Conditions") and the enclosed application form constitute the terms and conditions of the SPP. By accepting the SPP offer, you will agree to be bound by these terms and conditions.

It is important to note that United Group's share price may change between the date of this offer and the date when Shares are issued under the SPP. Changes to the market price of Shares after the date of this offer will not be reflected in the SPP issue price. It is possible that the price paid under the SPP may exceed the price at which the shares are trading on the ASX at the time Shares are allotted under the SPP.

Amount to be raised

The amount raised under the SPP will depend on the response of Shareholders. Each Shareholder may apply for up to $4,998 of Shares and no application will be scaled back.

Closing date

If you wish to participate in the SPP, details on how to apply are set out in the Terms and Conditions. Completed application forms and full payment (in Australian dollars) must be received by the registry before the close of the offer at 5.00pm (Sydney time) on 17 August 2007. Applications received after that date may not be accepted.

If the application form is not accompanied by the correct application amount, United Group reserves the right to return your application form along with your payment and not allot any Shares to you.

When Shares will be issued

It is anticipated that Shares will be issued under the SPP on or about 23 August. New Shares will rank equally with existing fully paid ordinary shares in United Group.

It is expected that new Shares allotted to you under the SPP will be quoted on ASX on or about 28 August and you should receive your holding statement or confirmation advice shortly after that date.

Further information

You should seek independent advice from your financial or other professional adviser in relation to whether applying for shares under the SPP are an appropriate investment for you. If you have any questions in relation to the SPP, please contact United Group's share registry on **1800 200 296** within Australia or **+61 2 8280 7796** outside Australia.

Yours sincerely

Richard Leupen
Managing Director & CEO

United Group Share Purchase Plan - Terms & Conditions

A. Participation in the SPP

Participation in the United Group Share Purchase Plan (**SPP**) is only open to holders of ordinary shares (**Shares**) in United Group (**Shareholders**) who (as recorded in the Shareholder register) as at 5.00pm (Sydney time) on 11 July 2007 (the **Record Date**):

- are registered as holders of Shares; and
- whose registered address is in Australia or New Zealand.

Participation in the SPP is optional and is subject to these terms and conditions.

An offer under the SPP does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer.

Where a trustee or nominee is a registered holder of Shares and is expressly noted on the Shareholder register as holding Shares on account of a named beneficiary, then for the purposes of the SPP the named beneficiary will be taken to be the registered holder of those Shares. An application for Shares, certification or issue of Shares to the trustee or nominee will be taken to be an application or certification by, or an issue to, the named beneficiary.

If two or more persons are registered as jointly holding Shares, they are taken to be a single registered holder for the purpose of determining whether they may participate in the SPP and the acknowledgements taken to be given by an applicant under the SPP under these terms and conditions is taken to be given by all of them.

Eligible Shareholders who receive more than one offer under the SPP may apply on different application forms for more than one parcel of Shares, but may not apply under the SPP for Shares with an aggregate value of more than $5,000.

B. Offers

Offers made under the SPP are not renounceable and may not be transferred to another person.

Participants can select one of the following 5 alternatives:

Offer A	59 Shares	Total amount payable @A$17.00 per share	A$1,003
Offer B	118 Shares	Total amount payable @A$17.00 per share	A$2,006
Offer C	177 Shares	Total amount payable @A$17.00 per share	A$3,009
Offer D	235 Shares	Total amount payable @A$17.00 per share	A$3,995
Offer E	294Shares	Total amount payable @A$17.00 per share	A$4,998

The minimum amount of Shares that any Shareholder may subscribe for is $1,003 and the maximum amount of Shares that any Shareholder may subscribe for is $4,998. This limit applies to each Shareholder irrespective of the capacity in which they hold Shares in United Group – whether as sole holder, first named holder of two or more joint holders or as a subsequent named holder of two or more joint holders.

Applications under the SPP may only be made for one of the above 5 alternatives specified on the application form. If the exact amount of money for a specified parcel is not tendered, United Group reserves the right to return to the Shareholder their application form and application money.

Any interest earned on application monies will be retained by United Group.

C. Shares

Each Share issued under the SPP will comprise one fully paid ordinary share in United Group and is subject to the terms and conditions set out in the Constitution of United Group.

D. Issue Price

Shares will be offered under the SPP at an issue price of A$17.00 (**SPP Price**) per Share. This is the same price at which Shares were offered under the institutional placement announced on 12 July 2007 (**Placement**) and represents a discount of approximately 3.1% from the closing price of Shares on 10 July 2007 (being the last day prior to the announcement of the Placement).

Each applicant under the SPP agrees to pay the SPP Price per Share.

E. Acceptance

To accept an offer under the SPP you may elect to pay by cheque (or money order) or by BPay.

If paying by cheque, you must forward a correctly completed application form together with the appropriate application amount by cheque (or money order) so as to be received by United Group's Share Registry (Link Market Services Limited) at the relevant address set out in the application form by 5pm (Sydney time) on 17 August 2007 (the **Closing Date**).

Alternatively you may pay electronically by BPay, as directed on the application form, by 5pm (Sydney time) on the Closing Date.

BPay payments or application forms and cheques may not be processed or held to be valid if they have not been received by United Group by this time. No interest will be paid on any application money returned to you.

F. Scale back

Irrespective of the applications for Shares received by United Group, it will retain all subscriptions and will not undertake a scale back.

G. Application acknowledgements

By completing and returning your application form and application amount or by submitting a BPay payment :

1. your application, on these terms and conditions, will be irrevocable and unconditional;
2. you certify that you are an eligible Shareholder entitled to apply for Shares under these terms and conditions;
3. you agree to be bound by these terms and conditions;
4. you agree to be bound by the Constitution of United Group;
5. you acknowledge that United Group may at any time irrevocably determine that your application form is valid, even if the application form is incomplete, contains errors or is otherwise defective and you authorise United Group at its discretion to correct any error in, or omission from, your application form and to complete the application form by the insertion of any missing details;
6. you certify that the aggregate of the application price for the Shares which you have applied for in the last 12 months under the SPP and any similar arrangement, plus the total application price for the Shares which you have applied for under this SPP, does not exceed $5,000, even though you may have received more than one offer under the SPP or any similar arrangement or received offers in more than one capacity under the SPP or any similar arrangement;
7. you acknowledge that none of United Group, its advisers or agents has provided you with any financial product advice or investment advice, and that none of them have any obligation to provide such advice, concerning your decision whether to apply for Shares;
8. you acknowledge that United Group may disclose information in relation to your application to its registry;
9. you acknowledge that United Group is not liable to you for any exercise of its discretions referred to in these terms and conditions; and
10. you acknowledge the risk that the market price for Shares may change between the Record Date, the date on which you apply for Shares under the SPP and the date on which Shares are issued to you under the SPP. A change in the market price of Shares during this period will not affect the issue price of the Shares under the SPP. You also acknowledge that the SPP Price may exceed the price at which the Shares are trading on the Australian Securities Exchange (**ASX**) at the time Shares are allotted under the SPP.

H. Issuance and ASX quotation

It is intended that Shares will be issued under the SPP on or about 23 August 2007 (**Issue Date**). Shares issued under the SPP will rank equally in all respects with existing Shares in United Group. A holding statement will be issued in respect of Shares issued under the SPP on or about the Issue Date.

United Group will apply for Shares issued under the SPP to be quoted on the ASX in accordance with the ASX Listing Rules and it is expected that Shares issued under the SPP will be quoted on the ASX on or about 28 August 2007.

I. Costs of participation

No brokerage, commission, stamp duty or other transaction costs will be payable by Shareholders in respect of the acceptance of offers for, and allotment of, Shares under the SPP.

J. Modification, suspension and termination of the SPP

United Group may, in its absolute discretion, modify, suspend or terminate the SPP at any time and will notify ASX of any modification, suspension or termination of the SPP. Failure to give notice of the modification, suspension or termination of the SPP or the non-receipt of such notice will not invalidate the modification, suspension or termination.

United Group may allot to any person fewer Shares than the number applied for under the SPP (or none at all) if it believes that the issue of those Shares may contravene any law, any Class Order issued by the Australian Securities and Investments Commission or the rules of ASX.

K. Dispute Resolution

United Group may settle in any manner it thinks fit any disputes or other matters which may arise in connection with the SPP, whether generally or in relation to any particular participant or application. The decision of United Group in this regard shall be conclusive and binding on all participating Shareholders and other persons to whom the determination relates. United Group reserves the right to waive compliance with any provision of these terms and conditions.

L. Inconsistency

Unless otherwise determined by the Directors of United Group, in the event of any inconsistency between the terms and conditions of the SPP and the United Group Constitution, the terms of the United Group Constitution shall prevail.

M. Governing law

These terms and conditions are governed by the laws in force in New South Wales.

UnitedGroup Limited
UGL
ABN 85 009 180 287

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: 1800 200 296
From outside Australia: +61 2 8280 7796
Facsimile: (02) 9287 0303
ASX Code: UGL
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

Allotment Date:	23 August 2007
Record Date:	11 July 2007
Price per share:	$17.00
SRN/HIN:	

Offer Closes:	
5:00pm (Sydney Time):	**17 August 2007**

SHARE PURCHASE PLAN ACCEPTANCE FORM

This is an offer to eligible shareholders to subscribe for shares in UGL under the Terms and Conditions of the Share Purchase Plan accompanying this form.

Please note:

- The Terms and Conditions of the Share Purchase Plan should be read carefully.
- Payments may only be made by BPAY, cheque or bank draft in Australian dollars and drawn on an Australian branch of a financial institution. Cash payments will not be accepted.
- Payment by BPAY or receipt by UGL of this Acceptance Form duly completed, together with the full subscription amount, will constitute acceptance of the offer in accordance with the Terms & Conditions of the Share Purchase Plan and the Constitution of UGL by the shareholder named on this Acceptance Form. UGL may reject an acceptance of this offer, at its absolute discretion, if payment is not received in accordance with this offer, is incomplete or if the exact amount payable is not tendered.

Accepting this offer using BPAY®

- To pay via BPAY refer to the Biller Code and Reference Number below.
- You are not required to return this Acceptance Form.

Accepting this offer by cheque or bank draft

- Cheques or bank drafts are to be made payable to: "United Group Limited" and crossed Not Negotiable.
- The completed Acceptance Form should be torn off below and forwarded with your payment to reach UGL's share registry by **5:00pm (Sydney Time) on 17 August 2007.** Please allow sufficient time for collection and delivery by postal services as payments received after the closing date and time will not be processed.
- Please forward your Acceptance slip, along with the full subscription amount, in the reply paid envelope provided. Only shareholders with registry addresses in Australia and New Zealand are eligible to participate.
- Your form cannot be faxed to UGL's share registry as payment must be attached to your Acceptance slip.

Mailing Address (within Australia) United Group Limited C/- Link Market Services Limited, Locked Bag A14, Sydney South NSW 1235, Australia
Hand Delivery Address United Group Limited C/- Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000 (Please do not use this address for express post mailing)

This offer is non-renounceable – No Signature is required
If you require further information on how to complete this Acceptance Form please contact Link Market Services Limited on 1800 200 296 within Australia, or +61 2 8280 7796 for New Zealand shareholders.
Offer Closes: 5:00pm (Sydney Time) on 17 August 2007.

UnitedGroup Limited
ABN 85 009 180 287

Please detach this tear-off slip and return with your cheque

BPAY
Biller Code: 333286
Ref:

Telephone & Internet Banking – BPAY®
Contact your bank, credit union or building society to make this payment from your cheque or savings account. More info: www.bpay.com.au
® Registered to BPAY Pty Ltd ABN 69 079 137 518

I/We wish to subscribe for (tick one box only):

☐ 59 Shares A$1,003.00	OR	☐ 118 Shares A$2,006.00	OR	☐ 177 Shares A$3,009.00	OR	☐ 235 Shares A$3,995.00	OR	☐ 294 Shares A$4,998.00

I/We certify that the aggregate of the subscription amount for the Shares the subject of this Acceptance Form, and, any other Shares in the class applied for by me/us under this Purchase Plan, together with amounts subscribed in any similar plan offered by UGL in the last 12 months prior to the date of issue, does not exceed $5,000.

Payment Details (if paying by cheque or bank draft):

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$

(must correspond with amount ticked above)

Make your cheque or bank draft payable to "United Group Limited"

Contact Details: Telephone Number – Business Hours | Contact Name (PRINT)

SRN/HIN

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	UNITED GROUP LTD
ACN/ARSN	ABN 85 009 180 287

1. Details of substantial holder (1)

Name	CONCORD CAPITAL
ACN/ARSN (if applicable)	092 842 889

There was a change in the interests of the substantial holder on	09/08/2007
The previous notice was given to the company on	09/03/2007
The previous notice was dated	08/03/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FULLY PAID ORDINARY SHARES	11,345,538	8.19%	10,939,333	7.16%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	REFER TO ANNEXURE A		REFER TO ANNEXURE B		

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		REFER TO ANNEXURE C			

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CONCORD CAPITAL LTD	LEVEL 17, 56 PITT STREET SYDNEY NSW 2000

Signature

print name GARRY DUNCAN capacity COMPANY SECRETARY

sign here Garry Duncan date 10/8/07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

CONCORD CAPITAL

Annexure A of Form 604 – Notice of Change of Substantial Holder.

Details of registered shareholdings as at 08 March 2007

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	429,720
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	243,369
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,717,812
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	684,071
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	463,903
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	86,992
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	242,521
Bond Street Custodians Limited	Level 26, 20 Bond Street, Sydney NSW 2001	271,206
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,950,028
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	2,297,308
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,484,551
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	1,159,000
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	315,057
Total		**11,345,538**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.

CONCORD
CAPITAL

Annexure B of Form 604 – Notice of Change of Substantial Holder.

Details of net trades between 9th March 2007 and 9th August 2007

Date	$ Consideration	Net Trade
9-Mar-07	1,453,393.18	105,928.00
12-Mar-07	2,551,076.59	190,000.00
13-Mar-07	2,982,233.97	223,565.00
14-Mar-07	26,153.98	2,000.00
15-Mar-07	-296,165.40	-22,343.00
16-Mar-07	-32,162.93	-2,394.00
21-Mar-07	-311,138.61	-22,961.00
29-Mar-07	36,465.20	2,678.00
2-Apr-07	-323,522.05	-23,823.00
4-Apr-07	2,332,908.36	171,473.00
10-Apr-07	797,964.18	58,093.00
11-Apr-07	-42,350.42	-3,061.00
12-Apr-07	-1,762,619.50	-123,633.00
18-Apr-07	242,093.65	16,778.00
20-Apr-07	-17,118.95	-893.00
24-Apr-07	99,249.25	6,482.00
27-Apr-07	46,803.15	2,932.00
1-May-07	-1,279,378.35	-82,313.00
3-May-07	-174,637.07	-11,230.00
7-May-07	-94,367.51	-5,709.00
9-May-07	-1,199,696.28	-73,263.00
10-May-07	51,899.36	3,138.00
11-May-07	-4,074,739.68	-250,755.00
16-May-07	-233,728.63	-14,341.00
21-May-07	-1,912,242.61	-120,161.00
22-May-07	-1,796,326.80	-112,579.00
23-May-07	-1,091,710.66	-68,025.00
24-May-07	-291,714.05	-18,098.00
28-May-07	-15,891.25	-1,000.00
31-May-07	34,960.70	2,102.00
1-Jun-07	-258,630.12	-15,419.00
6-Jun-07	-36,903.69	-2,234.00
7-Jun-07	-584,274.95	-35,706.00
8-Jun-07	-385,840.08	-23,832.00
12-Jun-07	-1,331,945.61	-83,371.00
13-Jun-07	-467,264.16	-29,957.00
14-Jun-07	-538,570.39	-34,587.00
15-Jun-07	-2,457,826.84	-155,362.00
19-Jun-07	-219,233.62	-13,416.00
21-Jun-07	-859,675.41	-51,866.00
22-Jun-07	-1,805,026.26	-108,997.00
25-Jun-07	-1,649,505.21	-100,000.00
29-Jun-07	50,044.11	3,004.00
17-Jul-07	-114,043.73	-6,274.00
18-Jul-07	18,173,901.00	1,069,053.00

19-Jul-07	84,211.84	4,688.00
20-Jul-07	-215,987.30	-11,822.00
23-Jul-07	-4,277,448.00	-232,470.00
24-Jul-07	-521,505.88	-28,564.00
30-Jul-07	209,428.94	11,724.00
1-Aug-07	-545,457.21	-30,000.00
2-Aug-07	-1,367,233.10	-75,000.00
8-Aug-07	-1,548,738.39	-86,315.00
9-Aug-07	-3,647,534.68	-198,069.00

TOTAL	**-406,205**

CONCORD CAPITAL

Annexure C of Form 604 – Notice of Change of Substantial Holder.

Details of registered shareholdings as at 09 August 2007

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	453,393
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,631,326
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	382,677
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	500,962
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	100,644
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	83,526
Bond Street Custodians Limited	Level 26, 20 Bond Street, Sydney NSW 2001	298,096
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,982,790
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	2,048,617
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,603,212
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	1,178,827
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	675,263
Total		**10,939,333**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.

Appendix 4E

Name of entity

UNITED GROUP LIMITED

ABN or equivalent company reference	Financial year ended ('current period')
85 009 180 287	30 JUNE 2007

Results for announcement to the market

				$A'000
Revenues from ordinary activities	Up/~~down~~	14.3%	to	2,556,435
Profit (~~loss~~) from ordinary activities after tax attributable to members	Up/~~down~~	17.8%	to	92,701
Profit (loss) from extraordinary items after tax attributable to members	gain (loss) of	-		-
Net profit (~~loss~~) for the period attributable to members	Up/~~down~~	17.8%	to	92,701

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	28.0¢	28.0¢

+Record date for determining entitlements to the dividend,	31 August 2007

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

UnitedGroup Limited

MEDIA/ASX RELEASE

13 August 2007

United Group delivers record full year profit of A$92.7 million

- **EBIT before one-off item up almost 40% to A$166.7 million**
- **Operating revenue of A$2.5 billion, up 14%**
- **Fully franked final dividend of 28 cents per share**
- **Robust order book of A$4.4 billion**
- **Announced the A$477 million acquisition of US-based UNICCO**
- **Favourable market conditions continue in all key sectors**
- **Continued growth expected in 2008**

SYDNEY: Leading infrastructure and services company United Group Limited (ASX:UGL) today reported net profit after tax and minority interest for the year ended 30 June 2007 of A$92.7 million (2006: A$78.7 million), an increase of 18% over the previous corresponding period. Operating revenue of A$2.5 billion (2006: A$2.2 billion) was up 14%. Reported EBIT of A$148.6 million, up 24% from the previous corresponding period and earnings per share (EPS) increased by 6% to 67.8 cents per share (2006: 63.7 cents per share).

Before the one-off PPP cost, EBIT increased to 39% to A$166.7 million and EPS increased 21% to 77 cents per share.

The Directors declared a fully franked final dividend of 28 cents per share, taking total dividends for the year to 48 cents (2006: 44 cents per share fully franked), an increase of 9%, payable on 14 September 2007 to shareholders on the register at 31 August 2007.

Managing Director and Chief Executive Officer Richard Leupen said, "2007 has been another successful year for United Group. Underlying profit increased by almost 40%. This is the sixth consecutive year that United Group has delivered such growth, and it has again been driven both organically and through the performance of the businesses we have acquired.

"During the year we have taken a number of steps to strengthen United Group's foundation so we can deliver for the longer term. We invested heavily in people, have continued to develop programs that will ensure we are strengthening risk management across all of our projects, as well as being vigilant in managing overheads. This ensures we deliver better margins on projects and better outcomes for our customers, which is reflected in these results.

"United Group continues to benefit from growth in spending by governments and the private sector on essential infrastructure such as water, energy and transport, as well as the continued trend to outsource non-core functions such as property services. The underlying strength of these markets ensures United Group can continue to grow over the longer term."

UGL Infrastructure

The business continues to benefit from increased spending on essential infrastructure. This has delivered significant increases in revenue, earnings and order book. During the year, UGL Infrastructure strengthened its position in the water, energy and transport sectors, securing major projects in the Eastern States and Western Australia. The business has also broadened its alliances and partnerships to a wider range of technology partners. Backed by a A$1.6 billion order book, UGL Infrastructure expects strong growth in the year ahead.

UGL Rail

UGL Rail has been successful in winning new locomotive sales and iron ore and coal wagon manufacturing contracts. The business is also completing a number of passenger rail refurbishment and build projects. Both revenue and underlying EBIT increased. Continuing demand from the resources sector and growth in freight and passenger markets supports the demand outlook. The business has also increased its asset management capability and the prospects are encouraging. Large-scale maintenance project renewals are a major focus in FY2008.

UGL Resources
The business continues to perform well with earnings increasing 36%. UGL Resources has had a disciplined approach to tendering and risk management in a highly volatile market, and this is reflected in an EBIT margin of 11%. The business' focus on securing projects which generate longer-term recurring revenue helps insulate the business from any eventual sector downturn. The pipeline of bidding opportunities is strong, and UGL Resources is well placed to secure a growing share of higher margin work in asset services and project management.

UGL Services
UGL Services' performance has been encouraging, with revenue and earnings increasing. The integration of UGL Equis is near complete. During the year, UGL Services was again successful in securing 95% of re-tenders. The business won its first global contract and secured its first major facilities management project in the Middle East. It also added a number of leading blue chip corporations and government departments to its customer base. With the integration of UNICCO and a stronger domestic and international presence, UGL Services is well placed to outperform in the coming year.

UNICCO acquisition
Mr Leupen said, "In July we announced the A$477 million acquisition of United States based facilities management business UNICCO. This will add almost A$1 billion of revenue and A$50 million of EBITDA to United Group. It also brings a further 18,000 people to the Group, taking our total workforce to near 30,000. Our strategy of building a global property services business that can deliver corporate real estate and facilities management services is well progressed. We remain very encouraged by the prospects in this market as Governments and companies look to outsource their non-core activities.

Outlook
"United Group enters 2008 well positioned to capitalise on the opportunities in global property services and essential infrastructure. We have strengthened our team and our position in key markets and have the foundation in place to capitalise on the opportunities open to us for continued growth.

"We expect 2008 to be another year of strong growth supported by favourable market conditions, the continued trend in outsourcing in all major markets, and increased spending on essential infrastructure. United Group's A$4.4 billion order book and the base of renewable contracts underpin a bright future.

"A major activity will be the integration of UNICCO into United Group as we continue to build our global property services model. Upon completion of the UNICCO transaction, United Group's revenue from international markets is expected to be over A$1 billion, with total Group revenue likely to approach A$4 billion.

"This coming year, we again expect to deliver strong growth in all our market sectors. With organic growth and acquisitions continuing to be United Group's major drivers, 2008 promises to be our most significant year of revenue growth to date," Mr Leupen said.

United Group's Annual General Meeting will be held on 10 October 2007.

- Ends -

For further information, please contact:
Richard Leupen, CEO and Managing Director +61 2 9492 8803
Teresa Aruego Easter, Group Manager, Corporate Affairs +61 2 9492 8842, +61 401 147 822

About United Group:
United Group Limited (ASX:UGL) is a broad-based infrastructure and services group. The company's 11,500 employees in Australia, New Zealand, Asia, US, and parts of Europe and the Middle East work in partnership with blue chip clients and government to help shape the cities and communities we live in.

United Group provides industrial maintenance, manufacturing and engineering services, and helps develop and maintain resources and industrial properties. United Group also builds and maintains rolling stock and related infrastructure. In addition, the company offers business outsourcing solutions of corporate real estate, facilities management, procurement and human resources.

www.unitedgroupltd.com

ATTACHMENT: UNITED GROUP LIMITED FY2007 FULL YEAR RESULTS SUMMARY

Table 1: UNITED GROUP LIMITED

A$million	FY2007	FY2006	Change
Operating Revenues	2,549.5	2,232.4	14%
EBIT before Rail PPP write off	166.7	120.2	39%
EBIT Margin before Rail PPP write off	*6.5%*	*5.4%*	
PPP Write off	(18.1)	0.0	
EBIT	148.6	120.2	24%
EBIT Margin	*5.8%*	*5.4%*	
Interest (net)	(23.6)	(14.4)	
Operating Profit Before Tax	125.0	105.8	18%
Tax	(33.7)	(27.1)	
Net Profit After Tax	91.3	78.7	
Minority Interest	1.4	0.0	
Net Profit After Tax & Minority Interest	92.7	78.7	18%
NPAT Margin	*3.6%*	*3.5%*	
EPS (Cents)	67.8	63.7	6%
ROE	16.3%	19.7%	

Table 2: UNITED GROUP LIMITED – DIVISIONAL REVIEW

	FY2007	FY2006	Change
United Group Infrastructure			
Sales - A$m	722.1	537.2	34%
EBIT - A$m	49.8	36.2	38%
EBIT / Sales	*6.9%*	*6.7%*	
United Group Rail			
Sales - A$m	1,060.3	960.4	10%
EBIT - A$m (before Rail PPP write off)	63.6	49.3	29%
EBIT / Sales	*6.0%*	*5.1%*	
United Group Resources			
Sales - A$m	366.4	479.6	(24%)
EBIT - A$m	41.5	30.5	36%
EBIT / Sales	*11.3%*	*6.4%*	
United Group Services			
Sales - A$m	416.1	269.8	54%
EBIT - A$m	35.3	23.5	50%
EBIT / Sales	*8.5%*	*8.7%*	

United Group Limited

Annual Report 2007

United Group Limited
ACN 009 180 287
ABN 85 009 180 287
www.unitedgroupltd.com

Delivering today

United Group continues to deliver for its shareholders, its customers and its people.

Our reach, revenue and profit continue to grow.

United Group operates in seventeen countries throughout the world, delivering dependable outcomes for customers in wide ranging essential services.

Contents

United Group continues to deliver for its shareholders with revenue and earnings at record levels

- ✓ Record net profit after tax and minority interest of $92.7 million
- ✓ EBIT before one-off items up 39% to $166.7 million
- ✓ Operating revenue of $2.5 billion, up 14%
- ✓ Fully franked total dividend of 48 cents per share, up 9%
- ✓ Favourable market conditions continue across all key sectors
- ✓ Robust order book of $4.4 billion
- ✓ Announced the $477 million acquisition of US facilities management business UNICCO
- ✓ Strong growth expected again in 2008

(in millions, except share data)	Year Ended 30 June 2007	Year Ended 30 June 2006	Year Ended 30 June 2005	2007 vs 2006 Change
Operating Revenue	**2,549.5**	2,232.4	1,254.9	↑14%
EBIT	**148.6**	120.2	63.4	↑24%
NPAT&MI	**92.7**	78.7	47.5	↑18%
Earnings per share (cps)	**67.8**	63.7	45.8	↑6%


Share Price Growth
United Group Limited vs ASX All Ordinaries
1600%
1500%
1400%
1300%
1200%
1100%
1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
United Group Limited
ASX All Ordinaries
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
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Jun 06
Jun 07

Over the past five years United Group has delivered :

- ✓ Dividend growth of 380%
- ✓ Earnings per share growth of 248%
- ✓ Total Shareholder Return of 601%



Operating Revenue by Division - $2,564.9 billion
722.6
855.2
1,078.5
1,258.1
2,247.0
2,564.9
2002 2003 2004 2005 2006 2007
EBIT by Division - $190.2 million
34.4
46.5
55.4
69.2
139.5
190.2
2002 2003 2004 2005 2006 2007
Order book - $4.4 billion
1,124
2,252
2,301
2,686
4,283
4,401
Jun 02 Jun 03 Jun 04 Jun 05 Jun 06 Jun 07
Employees - 11,099
3,773
5,032
5,696
7,879
10,676
11,099
2002 2003 2004 2005 2006 2007
Net profit attributable to shareholders
$92.7 million
16.3
21.9
29.1
47.5
78.7
92.7
2002 2003 2004 2005 2006 2007
Dividends and earnings per share
6% increase in EPS
Earnings per share
Total dividend per share
22.7
10.0
29.1
24.0
34.4
28.0
45.8
30.0
63.7
44.0
67.8
48.0
2002 2003 2004 2005 2006 2007
United Group Infrastructure
United Group Rail
United Group
United Group Resources
United Group Services

* 2004 and prior are AGAAP and have not been adjusted to AIFRS.

Chairman's report

2007 was another landmark year for United Group as it laid the foundation for the next phase of its growth. United Group has three pillars upon which to grow: international expansion, the growing trend to outsource non-core services, and continued investment in essential infrastructure sectors in Australia and other international markets.

Australia is experiencing a period of strong demand for commodities and, as a result of both a catch up and the demand for infrastructure, the State Governments' total infrastructure spending for 2007/2008 is estimated at just over $40 billion, a 27% year-on-year increase. For the first four years out to 2010/2011, infrastructure spending is now estimated at just over $150 billion. United Group is well positioned to play an important role in this infrastructure "boom".

2007 was again a year of progress for United Group. Net profit after tax and minority interest was $92.7 million, up from $78.7 million in the prior year. Earnings before interest and tax (EBIT) were up 24% to $148.6 million (2006: $120.2 million) which includes $18.1 million of one-off costs associated with the Sydney train bid. Underlying EBIT was $166.7 million, an increase of 39%. Operating revenue of $2.5 billion was a record for United Group, up from $2.2 billion in the prior year. Profit and revenue growth has been fuelled by organic growth and the contribution from UGL Equis which was acquired in July 2006.

United Group's strong growth rates have again enabled the Board to reward shareholders whilst also ensuring that it has sufficient financial flexibility to pursue growth opportunities. A fully franked final dividend of 28 cents per share has been declared, taking total dividends for the year to 48 cents (2006: 44 cents), a 9% increase.

This is United Group's sixth consecutive year of profit growth. During the year, United Group consolidated its position in key markets and strengthened its management team, systems and processes in preparation for continued growth.

It is encouraging to note that this expansion is already occurring with the announcement in July 2007 that United Group will acquire US based facilities management business UNICCO for $477 million. UNICCO strengthens United Group's presence in North America and adds 18,000 people. We are encouraged by the prospects for this business.

The year just past can also be distinguished by the fact that United Group emerged as a global company as it broadened its geographical footprint in Asia and North America. Upon closing the UNICCO acquisition in September, United Group will employ 20,000 of its near 30,000 people in international markets.

United Group's strong financial performance, the growth in its workforce and its geographical expansion could not be possible without the commitment of its customers. The Board has been fortunate to meet a number of customers throughout the year and the feedback has been pleasing. I would like to thank them for their support.

The Board has been particularly impressed with the depth of talent in the senior management team and the commitment of skills training for its people. Consequently, our Managing Director and CEO Richard Leupen and his team are well equipped to take United Group to the next stage in its development. As United Group emerges as a global player in property services and infrastructure engineering, strong leadership is critical to our success.

On behalf of the Board, I would like to congratulate Richard Leupen for his leadership during another successful year. Also, I would like to commend Richard, the management team and all the people at United Group for their efforts and commitment during the year. The Board continues to visit the various project sites and offices, and takes the opportunity to meet with its people and customers. This is an important process and validates the Board's view that management's operational strategies are delivering the right outcomes for both shareholders and customers.

Finally I would like to take this opportunity to thank United Group's shareholders for their continued support. A milestone during the year has been United Group's entry into the S&P/ASX 100 index, ranking us as one of the top 100 publicly listed companies in Australia. This has brought with it many new shareholders who we welcome to United Group.

Trevor C Rowe AM
Chairman

Chairman Managing Director and CEO's report

2007 has been another successful year for United Group. With the best customers and partners, and a motivated and talented team, we are confident that 2008 is likely to be another successful year in United Group's history.

2007 was a year in which we have put in place the structural drivers to take United Group to the next phase of growth. We have been successful on a number of fronts. We have continued to strongly grow revenue and earnings, and our workforce will increase from 11,000 to near 30,000 with the acquisition of UNICCO. Of this, 20,000 people will be working offshore. We have emerged as an international services company with an ever-expanding global presence operating across Australia, New Zealand, Asia, North America, and parts of Europe and the Middle East.

The year can also be characterised as one in which we strengthened our position in key sectors and improved our operational capabilities. We have deliberately 'cycle proofed' United Group to enhance our ability to meet our growth targets over the longer term. This means having the right risk management procedures in place, the best teams, the best partnerships at both the customer and technology level, and operating in the right sectors. We have been vigilant in maintaining our risk management process to assist us to deliver sustainable growth for our shareholders in the future.

<u>Our people and a values-based culture</u>
United Group's 11,000 people remain a prime differentiator. Their safety and well-being is our top priority and we continue to develop learning and development programs at all levels to ensure our people get the very best out of their working environment. We are ensuring our people feel they can participate in United Group's growth, are well incentivised and motivated so they can reach their full potential.

The U-Lead program is helping to educate and improve the skills of our future leaders, critical for a company that has a long-term focus. Additionally we continue to support the development of young Australians pursuing a career in trades. We currently have over 400 apprentices working at our job sites throughout Australia. In an environment of significant skills shortages, it is critical not only to United Group's future success, but Australia's longer-term competitiveness that we train our youth.

Across all operations we continue to place great emphasis on our core values. With operations expanding throughout the world, teamwork, open and honest communication, dependability, partnerships, integrity, and above all, safety, remain pivotal to our success and important characteristics of our brand.

Of all our values, safety remains the most critical. The U-Safe program continues to grow and our workers throughout the world are embracing the importance of good safety practices and delivering a safer workplace each year. More details of our safety initiatives are outlined in the HSSE report.

United Group's values are also reflected in its various contributions to the communities in which it operates. One initiative is United Group's three year partnership with Red Cross in their Disaster and Emergency Services. We are looking to expand our activities with Red Cross as our partnership strengthens.

<u>Organic growth and acquisitions the dual drivers</u>
United Group enters the coming year with a solid and sustainable order book of $4.4 billion. As in prior years, United Group takes a conservative approach in calculating its order book. A large percentage of our work is generated from renewals and extensions on existing contracts, revenue that is not recognised in the order book. We therefore have significant growth potential in the current order book and renewable contract base.

Increased revenue and earnings are again being driven by organic growth in all operating businesses, as well as through acquisitions. Across all businesses we have secured some excellent projects.

UGL Infrastructure continues to win major infrastructure projects such as the North South Brisbane Tunnel, works with Sydney Water and a number of power and transmission line projects in the Eastern States and Western Australia.

UGL Rail has been successful in winning new locomotive supply, and iron ore and coal wagon manufacture contracts. The business has also progressed a number of rail passenger car refurbishment and build projects and this remains an important market.

UGL Resources continues to perform well and secure higher margin asset management work in the Australian resources sector. The business is generating a greater percentage of recurring revenue from its maintenance activities with a number of leading resource sector companies.

UGL Services also performed well. The integration of UGL Equis is near complete and we are now looking at growth opportunities in North America and other markets in which we operate. UGL Equis secured its first global contract and also added a number of leading blue chip corporations and government departments to its customer base. UGL Services was successful in securing 95% of re-tenders and also securing our first facilities management project in the Middle East.

Acquisitions are again an important part of United Group's growth. In July 2007, we announced another major growth milestone with the $477 million acquisition of US based facilities management business UNICCO. This strengthens our property services capabilities in the growing North American market, where the outsourcing trend is less mature than Australia.

Strong partnerships

Our technology partnerships are also an important factor in delivering the best outcomes for customers. We work today with strong partners in the transport sector – GE, ALSTOM SA, Mitsubishi Electric and Siemens, in the energy sector - Balfour Beatty and GE, in the water sector - GE and MWH, and in the resource sector – Aker Kvaerner. Together, we have secured a number of projects throughout Australia.

As customers demand global solutions we cannot underestimate the value and strategic advantage that these partnerships bring. Our sectors are now global sectors, and if we are to prosper in the longer term, we have to deliver leading-edge outcomes which can only occur if we partner with the very best.

Our strategy delivering results

As United Group continues to grow to what is now a much larger business, some may believe that a change of strategy will occur but our strategy remains very much the same. Alongside the booming Australian resources sector, we continue to provide outsourced services to major population centres that need essential infrastructure. This has been our strategy for the past six years and it has been successful.

Our strategy for many years has been based on the fact that we have been successful in picking trends early and backing our judgement. As the infrastructure boom gathers pace, we know the world needs transport, water, energy, and essential services that need to support growing populations. This is helping to fuel United Group's growth both domestically and internationally as we capture a greater share of those activities.

The trend to outsource non-core services such as property services and business process outsourcing was a trend we saw emerging some years ago. We now have a business that has the potential to become a global leader in certain outsourced services.

With our strategy driving United Group's growth, two distinct lines of business have emerged – global property services and engineering services. Whilst this may not be a traditional match, it makes every sense to keep the two operations together under one company. Our increased size and scale means we have greater access to capital, we are better equipped to take on larger projects, attract and retain the best skills, benefit from cross selling among our customers, and have a more efficient operating platform. As well as those synergies, our work in property is often technically or engineering driven in fire services, energy efficiency, and air conditioning and maintenance management, areas all well suited to United Group.

Strengthening our foundation

An important development during the year has been ensuring we have the right people, systems and procedures in place to match our continued growth. We initiated the One United program which has been designed to consolidate and rationalise our procurement, IT systems and procedures. The process is also helping us to eliminate poor performing contracts and improve the management of existing projects. One United is more than a cost cutting exercise and we will reinvest savings back into United Group to build our teams and enhance financial performance.

We have also strengthened our senior management team in the areas of business development, finance and operations. It is testament to the strength of United Group's brand that we can attract and retain such top-flight talent.

The foundation is set for continued growth

United Group continues to grow at a rapid rate and our customers and our people are the drivers of this growth. As we enter a new year I would like to thank our customers for their ongoing commitment. United Group's success depends on our people delivering the best outcomes and I would also like to extend my thanks to them for another excellent year.

United Group enters the year in the best position in its history to capitalise on the opportunities in global property services and essential infrastructure. We have spent the past year strengthening our position in key markets and we now have the foundation in place to capitalise on the strong opportunities open to us.

We expect 2008 to be another year of growth supported by favourable market conditions, growth in outsourcing in all major markets, and increased spending on essential infrastructure.

Upon completion of the UNICCO transaction, United Group's revenue from international markets is expected to exceed $1 billion, with total revenue next year approaching $4 billion. Our long term goal remains, to increase earnings by between 10% and 15% on a sustainable basis. Organic growth and acquisitions will continue to be the future growth drivers.

We have a stronger leadership team and a strategy delivering results. We are in sectors that are growing and we have the best people and customers. These essential ingredients will ensure that United Group not only continues to lead its sectors but also delivers for its shareholders.

Thank you for your continued support.

Richard A Leupen
Managing Director and CEO

Creating a better tomorrow

United Group's strategy remains the same. We continue to work with our customers throughout the world to build and maintain essential infrastructure in major population centres. Ultimately, the objective is to help improve the lives of the people that live and work in these communities.

Whether it is maintaining commercial buildings, building and maintaining power lines or water treatment plants, manufacturing new passenger trains, or freight wagons to deliver natural resources to the world's major markets, our strategy will remain the same. With an eye on the longer term, we are all about creating a better tomorrow for our shareholders, our customers and our people.

The key drivers for success

A strategy that delivers results
A key ingredient of United Group's success has been its ability to stick to its strategy of building and maintaining essential infrastructure that supports major population centres. We remain focused on targeting emerging global sectors, and we are strengthening our skills and capabilities in our home market, and then expanding into new international markets. Customers are demanding global solutions and we are ensuring we can deliver the best outcomes no matter where our customers operate.

Picking trends early
Part of United Group's success has been its ability to pick trends early and to be a leader in its chosen sectors. We recognised some years ago that companies would continue to outsource non-core functions such as property services. Our global property services business is an example of a trend we have successfully capitalised on. Property services will always we required regardless of economic cycles. United Group is an emerging leader in this market.

Having leading partners
As our sectors globalise, partnering with recognised leaders will be instrumental for United Group's growth over the longer term. In water and wastewater, healthcare and rail sectors, we are working with GE, and in the energy sector, our partnership with Balfour Beatty will take us into new international markets. United Group continues to partner with global technology providers and this is one of our key drivers for success.

UGL Infrastructure

Revenue: $722.1 million
EBIT: $49.8 million
Order book at 30 June 2007: $1.6 billion

Highlights

- Strong growth in revenue, earnings and order book
- Robust market conditions
- Strengthened market positions in water, energy and transport infrastructure
- Broadened alliances and partnerships

Overview

Continued spending in the essential infrastructure sectors of water, energy and transportation have been key drivers of UGL Infrastructure's success this year. Revenue and EBIT are both at record levels with the order book supporting future growth.

Particularly pleasing has been the business' performance in the Eastern States of Australia as governments and the private sector continue to spend on essential infrastructure.

A greater focus on alliance style contracts with joint venture partners has ensured UGL Infrastructure has secured a number of major capital works projects during the year including the SewerFix Program for Sydney Water and the Western Corridor Recycled Water Project at Gibson Island. In addition, the first two projects on the Trackstar alliance program with QR in Southeastern Queensland have now been approved. Alliance style projects now account for 60% of UGL Infrastructure's order book.

UGL Infrastructure has also strengthened its energy sector operations with the business now recognised as the leading substation contractor in Australia. The business has secured major substation works at Mt. Piper and Bayswater in New South Wales for Transgrid, and has improved its market position in Western Australia with new transmission line works. In the transport sector, the mechanical and electrical works package on the North South Brisbane Tunnel has been secured.

A significant development has been UGL Infrastructure's partnership with GE on water and energy projects. This offers the business scope to expand its presence in both sectors in Australia and internationally. In addition, the business continues to develop opportunities with Balfour Beatty in the power transmission sector, with overseas prospects currently under consideration. In the transport sector, a number of recent announcements of major infrastructure works by State Governments, such as the Brisbane Airport Link and the North West Rail duplication, continue to offer growth opportunities.

In addition, UGL Infrastructure is expanding its operations in the communication infrastructure sector and there are a number of growth avenues being pursued. UGL Infrastructure is also building on the fire systems work undertaken on major road and rail projects.

Outlook

With continued investment in private and public infrastructure, strong growth is expected to continue. In order to focus on these sector driven growth opportunities and deliver the larger scale projects currently in hand, the business is being split into two separate businesses, UGL Transport & Systems and UGL Water & Energy.

As both businesses expand their scope of works and geographical presence, they will be backed by strong project management processes, an experienced management team and excellent partnerships. The sum of the two businesses is expected to significantly exceed the performance of UGL Infrastructure this year.

UGL Rail

Revenue: **$1.1 billion**
EBIT: **$63.6 million ($45.5 million after PPP costs)**
Order book at 30 June 2007: **$1.5 billion**

Highlights

- Expanded operations in the resources sector with new locomotive and freight wagon contracts
- Increased asset management capability
- *Record revenue*
- Strengthened partnership with GE Transportation in heavy haul and eco-friendly locomotive supply
- Resource sector and passenger refurbishment projects to drive future growth

Overview

UGL Rail performed well in what was a challenging year for the business. The revenue of $1.1 billion is a record and demonstrates that UGL Rail continues to secure new maintenance, refurbishment and build projects in all of its sectors. EBIT of $63.6 million, before accounting for costs associated with bidding for the Public Private Partnership (PPP) for Sydney's passenger trains, was up 29%, a record performance.

Major passenger car build programs in New South Wales have progressed and the business continues to work with NSW RailCorp towards successful completion of these projects. Passenger car refurbishment contracts such as the XPT fleet, the Ghan and Overland passenger trains were also progressed during the year.

The resources sector has been one of the business' main growth drivers with strong demand for iron ore wagons and heavy-haul locomotives in Western Australia, as well as coal wagons in Queensland and New South Wales.

UGL Rail has strengthened its international profile through its partnership with GE Transportation by assisting in the design of locomotive platforms and bogies for GE Transportation's projects in China and Kazakhstan.

Outlook

UGL Rail enters FY2008 with an excellent portfolio of products and services. Passenger railcar refurbishment projects, continuing demand from the resources sector, and growth in freight markets will ensure demand remains strong.

Capturing growth opportunities in the business' traditional markets has to be matched by improved delivery and the business has taken the necessary steps to ensure successful outcomes for customers are achieved. UGL Rail has strengthened its technology offering and key partnerships and improved its risk management procedures to ensure excellent financial performance on major projects. This is backed by a highly motivated and talented management team.

UGL Rail has increased its asset management capability and the prospects for this are encouraging. Large-scale maintenance project renewals are a major focus for UGL Rail in FY 2008. MainTrain, Mainco and Toll New Zealand maintenance projects are all set for renewal in the coming years. The business has a successful track record managing all three projects in recent years and will work hard to endeavour to retain all of these key activities.

UGL Resources

Revenue: $366.4 million
EBIT: $41.5 million
Order book at 30 June 2007: $289.0 million

Highlights

- Improved margin performance
- Increased number of asset services projects with recurring revenue
- Pipeline of new projects secured in Western Australia, South Australia, New Zealand and Queensland
- Growth in the Steelplan business

Overview

UGL Resources performed well during its second year as it continued to develop the blend of business across large-scale and high risk projects, asset services (both maintenance and minor capital works), and high quality engineering solutions using leading technologies. Revenue of $366.4 million was lower than prior year while EBIT was up 36% to $41.5 million. The EBIT margin of 11.3% reflects the improvement in the quality of earnings.

The pipeline of project wins during the year has been encouraging. UGL Resources continued a disciplined approach to tendering and risk management in a very volatile and overheated sector, and therefore has been selective in the projects for which it has tendered.

New works include ongoing asset services activity at BHP Billiton's Olympic Dam, growth at operations in the alumina industry for QAL and Alcoa, and asset services in the Bowen Basin and Hunter Valley coal markets. The business has also been appointed construction contractor for Dyno Nobel's Moranbah ammonium nitrate plant in Queensland. A significant portion of integration and detailed engineering and procurement is also under contract to Dyno Nobel. UGL Resources is a lead contractor in the Team 45 Alliance with Fortescue Metals Group's Cloud Break project. Projects successfully completed include works for Orica, QNI and BHP Billiton's Ravensthorpe.

The Steelplan business, which was acquired in 2006, is performing well and growing its operations organically in Western Australia with new offices opening in Adelaide and Brisbane.

Outlook

UGL Resources is likely to benefit from continuing strong conditions in the Australian resources sector. The business' focus on securing relationships which generate longer-term recurring revenue, managing risk in a strong project market and maintaining high quality of earnings will continue.

UGL Resources' Engineering, Procurement, Construction and Management (EPCM) capability has been further developed and is likely to contribute high margin work in the coming year. The business is also exploring growth opportunities in its asset services operations in all major industrial and resource centres throughout Australia.

The pipeline of bidding opportunities, particularly in Western Australia, South Australia, New Zealand and Queensland is strong and UGL Resources is well placed to secure a greater share of higher margin work in asset services and EPCM. The business is well placed for growth in the coming year, backed by a strong management team, excellent systems and procedures, favourable market conditions, and its unique end to end capability from feasibility to commissioning to asset management.

Revenue: $416.1 million
EBIT: $35.3 million
Order book at 30 June 2007: $1.0 billion

Highlights

- Record revenues and earnings
- Strong performance from all regions
- Growth in key sectors including healthcare
- Global expansion to drive future growth

Overview

UGL Services performed very well during the year, increasing both revenue and earnings. The main reasons were the contribution from UGL Equis, acquired in July 2006, and strong organic growth from United PREMAS.

The integration of UGL Equis is near complete. UGL Equis is performing to expectation and has secured a number of new property services projects with leading blue chip customers and Government departments during the period.

With UGL Services' expanded geographical footprint, the business is less reliant on a number of major customers and the order book is a better mix of long term customers across Australia, New Zealand, Asia, United Kingdom and the United States.

During the year, a major achievement was securing the business' first project in the Middle East market with United PREMAS appointed to manage the Aspire Zone, a 240 hectare sporting precinct in Qatar.

The business has continued its track record of unrivalled customer retention with all major renewals secured. UGL Services' strategy of targeting Australia's Top 100 companies has been successful with new project appointments from BHP Billiton, GE Money, Bunnings and Santos. Recent project wins and extensions include projects with the NSW Ministry of Police, MBF, Department of Education, Science and Training (DEST), Department of Employment and Workplace Relations (DEWR), St. George Bank and Westpac.

Outlook

UGL Services has an enviable position in its key markets. Its strategy of establishing an end-to-end integrated Corporate Real Estate (CRE) and Facility Management (FM) services model positions it strongly for future growth. The combination of UGL Equis and now UNICCO means that UGL Services can begin to offer its customers in North America CRE and FM services. PPP's in social infrastructure are also a focus with the business.

With a greatly expanded geographical footprint, UGL Services is now well placed to secure global property services contracts as multinational companies demand one major partner to service all their needs. To ensure it has the best systems in place to deliver for its customers, the business is in the process of integrating and upgrading its IT systems across all geographical regions. This will allow UGL Services to secure larger projects across multiple markets.

UGL Services has forged a presence in a number of key sectors and it is well placed to be the CRE/FM service provider of choice in healthcare, government, sporting facilities, justice and correctional services and financial services markets. With its expanded geographical footprint and integrated services model, UGL Services is well positioned for growth in 2008.

United People - Building our skill base for the longer term

Our training and development programs ensure that our people have the best skills and the necessary leadership attributes for United Group to deliver the best outcomes for its customers, and ultimately its shareholders.

United Group continues to invest in the training and development of its people across all levels. The United People initiative is in its third year and continues to be successful in identifying our future leaders and enhancing our skills base across all businesses. In an environment of global skills shortages, providing the best learning and development framework for our people is essential.

U-Lead, United Group's future leaders program, remains one of our most important programs. In the past year, 60 United Group employees with high potential have participated in the U-Lead program. In addition, we currently have another 84 employees in waves three, four and five of the program, learning leadership and management skills and together, working on projects that identify future business opportunities and process improvements. Also, the U-Lead alumni program focuses on encouraging those individuals that have graduated from the U-Lead program to take advantage of internal opportunities to further their skills and development.

Graduate recruitment is also a priority for all businesses. With competition for qualified graduates intense, United Group has recently developed and implemented a graduate recruitment program, focused particularly on technical professions and engineering. Initiatives include presentations at trade shows and universities, advertising in Graduate Careers Australia and communication programs with current graduate recruits. We currently have over 50 graduates and we expect to grow this significantly in the coming years.

Our ongoing focus on job training has seen United Group undertake a project management development program with Bond University. This program will allow us to develop our people working on projects to help ensure the delivery is of the highest quality.

Enhancing the skills of our apprentices is a key initiative for United Group, especially in our manufacturing operations. We now have over 400 people in apprenticeship programs and our commitment to this area of training and development continues.

The Employee Share Plan operates across all our major markets, Australia, New Zealand, Singapore, and now the United States. Initial take up in the United States was very encouraging with 47% of eligible employees now shareholders. Overall participation in the Employee Share Plan remains steady at 27% of eligible employees and we now have employees who are shareholders.

Health Safety Security and Environment Report

Safety comes first on the agenda

At United Group, we are constantly motivating our people to lead the way in safe work practices and maintain a safe, healthy, secure and sustainable work environment. We encourage our employees to look out for each other, as well as for themselves. The personalising of safety responsibility is leading to a positive and cooperative work attitude.

United Group's commitment to a high standard of Health, Safety, Security and Environment (HSSE) performance is encouraged through the successful U-Safe program, now in its sixth year of operations. The two key messages with U-Safe are:

- Safety happens when YOU take responsibility
- Right Attitude – Working Safely

U-Safe is about a way of working safely, the U-Safe way – building a strong well defined safety culture and detailed management systems for all our people, as well as contractors and customers that work on our projects. The U-Safe identity is our central visual prompt of working responsibly with safe work practices. HSSE U-Safe initiatives and programs sustain the focus on personal safety commitment.

Where we have been able to identify sustainable initiatives, we have begun reinforcing the view that U-Safe includes a personal responsibility to also keep the environment safe from harm.

United Group works across many sectors of infrastructure development and maintenance. Engineering services incorporate safety in design practices to ensure new structures and equipment meet Australian Standards for both construction and operations, increasing the level of safety and reliability.

Recognition and Statistics

United Group's growth particularly in the services and infrastructure sectors has been substantial. Through organic growth and acquisitions, we have successfully engaged new people to assist our customers to meet their commercial objectives, and at the same time, achieving United Group's HSSE expectations.

United Group's safety goal is to perform in a best practice environment. This year, United Group nearly doubled the previous total work hours and successfully achieved our targets to reduce significant injury.

- 44,690,060 work hours contributed by:
  - UGL Infrastructure 15.0%
  - UGL Resources 10.9%
  - UGL Rail 16.5%
  - UGL Services 57.6%
  - (FY2006: 24,662,387)
- For FY2007, United Group achieved a lost time injury frequency rate per million work hours (LTIFR) equal to 1.41, with the internal hurdle set at 1.60, a solid achievement. This was down from 3.04 in FY2006.
- The total recordable frequency rate per million work hour (TRCFR) was 5.77 versus a hurdle set at 16.00, compared to 14.68 in FY2006.

Our Health and Safety

- This year the HSSE intranet was broadened to all points across United Group making people aware and keeping them informed about United Group's safe work culture.
- U-Trac is developing into a consistent source of safety data, tracking safety activity and incident events across all operations.
- The U-Safe College concept was initiated at the May 2007 HSSE Workshop held in Sydney and attended by HSSE staff who directly support field operations.
- Our internal health services assist with pre-employment health assessment reviews, proactive injury management and return to work support, workers' compensation processing and our Employee Assistance Program.
- All newly acquired businesses within United Group have progressed with upgrading HSSE management systems and programs, increasing internal and external auditing to verify operational compliance.

Our Security

Many of United Group's people travel and work in high risk potential locations – correctional facilities, hospitals, airports, Australia's international embassies/high commissions, public locations, rail and road networks – places that need the assurance and support both in preparedness and response.

United Group has contracted the services of International SOS to provide assistance to our people who require prompt and professional help with any medical or security problems, and in any emergency when they are travelling internationally.

Our Sustainability and Environment

United Group recognises that environmental conservation is one of the most important issues for the community. We understand the importance of maintaining a high standard of environmental care when conducting our activities. United Group is involved in major infrastructure works for state governments and municipalities as well as private companies. Our solutions aim to contribute to sustainability and actively minimise harm to the environments in which we work.

UGL Services successfully completed an external audit and is close to achieving certification of their Environmental Management System to the international standard ISO14001. UGL Infrastructure has been preparing to extend the ISO14001 standards across its operations in 2007, a sign that United Group continues to take its environmental responsibilities seriously.

Directors' Report

For the year ended 30 June 2007

The Board of directors have pleasure in presenting its report together with the financial report of United Group Limited **(the company or United Group)** and of the consolidated entity, being the company and its controlled entities **(the group or the consolidated entity)**, for the year ended 30 June 2007 and the auditor's report thereon.

The names of directors in office during or since the end of the financial year were:

- Trevor C Rowe AM - Chairman
- Bruno G Camarri - Deputy Chairman
- Richard A Leupen - Managing Director and CEO
- RG (Sandy) Elliot
- Richard G Humphry AO
- John W Ingram
- Richard D White (appointed 25 July 2006)
- David J Young

Unless indicated otherwise, all directors held the position of director throughout the financial year and up to the date of this report.

Details of the members of the Board, their experience, expertise, qualifications and term of office are set out below.

Director	Term of office	Qualifications	External directorships	Skills, experience & expertise	United Group involvement
Trevor C Rowe AM Age: 64 Independent: Yes	Director since September 2002 Elected as Chairman October 2003	FCIS, FAICD, ACPA	**Listed Company Directorships over past 3 years** ASX Ltd (since July 2003) **Chairmanships** Rothschild Australia Limited, GoTalk Limited, Queensland Investment Corporation, Queensland BioCapital Fund, Enhance Management Ltd, RSPCA Queensland Capital Campaign and Careers Australia Group Ltd **Other Directorships and Memberships** Chancellor of Bond University Ltd Guardian of the Australian Government's Future Fund of Australia Member of Foreign Affairs Council and Royal Flying Doctor Service – The Friends Committee **Former Chairman** Citigroup Global Markets Ltd	Mr Rowe has over 25 years experience in the investment banking and funds management industry domestically and internationally. Mr Rowe is currently the Chairman of Rothschild Australia Limited and had a leading role in establishing Salomon Smith Barney (now known as Citigroup Global Markets) offices in Australia in 1983. In this time, he worked in the Australian, US and Asian markets. Prior to Citigroup, Mr Rowe held senior positions in Asia with the Arab Malaysian Development Bank and Private Investment Company of Asia (PICA) for 10 years. He has also held positions with Peat Marwick Mitchell & Co and A C Goode & Co in Western Australia.	Chairman of Board of Directors Chairman of the Nomination & Remuneration Committee

Director	Term of office	Qualifications	External directorships	Skills, experience & expertise	United Group involvement
Bruno G Camarri Age: 60 Independent: Yes	Director since October 1994	LLB	**Listed company directorships over past 3 years** Former Chairman - Murchison United NL (Retired 02/08/04) **Chairmanships** Vita Biodiesel Ltd, Meerilinga Young Children's Foundation Inc **Other Directorships and Memberships** Director of LINQ Capital Ltd, Heerema Marine Contractors Australia Pty Ltd, Nippon Oil Exploration (Dampier) Pty Ltd, Nippon Oil Exploration (Vulcan) Pty Ltd, Agrium Australia Pty Ltd and Maxwell Drummond International Limited Member of College of Law Advisory Board, The University of Notre Dame Australia Public Officer of Nucor Australia LLC Patron of United Way (WA) Inc **Former Partner** Freehills (1973 to 2003) **Former Directorships and Memberships** Director of Bristile Ltd (1996 - 2003), Advanced Energy Systems Ltd (2001–2004), LINQ Investors Ltd (formerly Rothschild Australia Golden Arrow Investors Ltd) (1997 - 2007) Former Trustee of Royal WA Institute for the Blind Foundation	Mr Camarri brings extensive legal and commercial expertise following a career in practising as a Corporate Lawyer since 1970, primarily representing clients in the energy and natural resources, construction and technology industries. He has advised both private industry and government in relation to joint ventures, sale, purchase and delivery of assets and commodities, financing, construction, foreign and local takeovers, taxation, IPO's (ASX and AIM), capital raisings, due diligence, titles (including native title), corporate governance and technology transfer. Between 1994 and 1996, he was Senior Counsel for the Western Australian Commission on Government. He had been a partner of Freehills for 30 years when he retired as a partner on 30 June 2003.	Deputy Chairman of the Board of Directors Member of the Audit & Risk Management Committee Member of Nomination & Remuneration Committee
RG (Sandy) Elliot Age: 63 Independent: Yes	Director since October 2004	Bachelor of Engineering (Hons) (University of Queensland), Fellow of the Institute of Engineers Australia (FIEAust CPEng), and a Member of the Institution of Engineering and Technology, UK (MIET)	**No listed company directorships over past 3 years** **Other Directorships and Memberships** Consultant, Hyder Consulting **Former Directorships** Managing Director, ALSTOM Australia Ltd	Mr Elliot has extensive experience in construction and engineering following a long and successful career within the industry including his time as Managing Director of ALSTOM Australia Ltd. Highlights of Mr Elliot's career at ALSTOM Australia include: consistently improved sales and profitability and significant growth of the operations; development of the Major Projects business which has successfully undertaken large scale works including the electrical and mechanical aspects on the Sydney Harbour Tunnel, Eastern Distributor, M5 East Expressway and Parramatta Rail Link; development of major service activities in the fields of Power Generation, Rail Transport and Transmission & Distribution. Mr Elliot is a previous NSW State President of Australian Industry Group (AIG).	Member of Health Safety Security and Environment Committee

Director	Term of office	Qualifications	External directorships	Skills, experience & expertise	United Group involvement
Richard Humphry AO Age:68 Independent: Yes	Director since October 2004	FCA, FCPA, FAICD, AAIB, MACS	**Listed Company Directorships over past 3 years** Former Managing Director and Chief Executive Officer, ASX Ltd (1994 to 2004) **Other Directorships and Memberships** Director of HSBC Bank Australia Limited, MBF Group Ltd, ClearView Life Nominees Pty Limited, O'Connell Street Associates Member of Foreign Affairs Council Trustee of International Accounting Standards Foundation Deputy Chairman Zoological Parks Board of NSW **Former Directorships and Memberships** President of Commonwealth Remuneration Tribunal Advisory Director of Morgan Stanley Australia Member of Administrative Review Council of the Attorney General's Department, Treasury Financial Reporting Council	During Mr Humphry's period of tenure at the ASX Ltd, it became the first exchange in the world to simultaneously demutualise and list on its own exchange. Before joining the ASX, Mr Humphry was Director-General of the NSW Premier's Department and Auditor-General of Victoria. These positions followed 20 years experience in the Australian federal public service in Defence and Finance, and 13 years in the banking industry. Mr Humphry was President of the Australian Commonwealth Remuneration Tribunal for five years to 2003. Throughout Mr Humphry's career he has served on the boards of a diverse range of private and public sector organisations.	Member of Audit & Risk Management Committee
John W Ingram Age:65 Independent: Yes	Director since April 2003	FCPA	**Listed Company Directorships over past 3 years** Wattyl Ltd (Director since 2001, Chairman since 2003) Nick Scali Ltd (Chairman since 2005) Crane Group Ltd (Retired February 2004) Rinker Group Ltd (Retired June 2007 following acquisition) **Other Directorships and Memberships** Australian Superannuation Limited (since July 2006) The Immediate National Past President of Australian Industry Group Ltd **Former Directorships** Historic Houses Trust of NSW, The Victor Chang Cardiac Research Institute	Mr Ingram has extensive experience in managing corporations. He is also a professional company director.	Chairman of Health Safety Security & Environment Committee Member of Nomination & Remuneration Committee
Richard A Leupen Age: 54 Independent: No	Managing Director and CEO since October 2000	B Sc. (MechEng), CP Engineer, FIE Aust, FAIMM, FAICD	**Directorships** Protech Holdings (WA) Pty Ltd Australian Constructors Association National Executive – Australian Industry Group **Other Memberships** Business Council of Australia	Mr Leupen has 30 years experience in service industries. He has worked for international and Australian engineering companies including GHD, and Kaiser Engineers, based in Perth and Washington DC. Previous organisations include BHP Port Kembla, Shell Australia and Simcoa Operations.	Member of Health Safety and Security Committee Chairman of United Group's Executive Committee & Subsidiaries

Director	Term of office	Qualifications	External directorships	Skills, experience & expertise	United Group involvement
Richard D White Age: 57 Independent: Yes	Director since July 2006	B Sc. (Hons) Chemistry	**No listed company directorships over past 3 years** **Former Chairmanships** Riviera Group (Resigned May 2007) Former Executive Chairman, Serco **Other Memberships** Advisory Group for Ironbridge Capital	Following a period working for RCA and GE, in the mid 1980's Mr White led a management buyout of GE's UK service business which resulted in the formation of Serco. Serco subsequently obtained a full listing in the London Stock Exchange and in the ten years prior to Mr White's retirement in 2002 was in the top ten companies for value creation in the UK. On listing, Mr White became the Managing Directors and in 1999 Executive Chairman. The group at that time had operations in 35 countries and employed over 32,000 staff. As part of its international expansion Mr White successfully set up Serco's Asia Pacific Operations in 1992.	
David J Young Age: 66 Independent: Yes	Director since June 1994	FCA, FCPA, FAIM, FAICD	**No listed company directorships over past 3 years** **Former Chairmanships** Burswood Ltd (Retired June 2003), Integrated Tree Cropping Ltd, Tanami Gold NL **Former Directorships** SGIO Insurance Ltd (Deputy Chairman) Alesco Corporation Ltd Home Building Society Fortron Group of Companies Silicon Metal Company of Australia Ltd Rural Traders Company Limited State Government Insurance Commission (Deputy Chairman)	Following a successful career as a Chartered Accountant, including 14 years as the Managing Partner of KPMG in Western Australia, Mr Young held a number of directorships of public and private companies. Mr Young is a former President for Western Australia of both the Australian Institute of Company Directors and the Australian Institute of Management and a former Chairman of the Institute of Chartered Accountants (WA Region). Mr Young is a former National Councillor of all of the above organisations.	Chairman of Audit & Risk Management Committee

The number of meetings of the Board of directors and of Board committees during the financial year and attendances for each of these meetings were:

	Board Scheduled		Board Unscheduled		Audit & Risk Management Committee		Nomination Committee		Remuneration Committee		Health Safety Security & Environment Committee	
Trevor Rowe AM	11	11	1(2)	1(2)	-	-	2	2	2	2	-	-
Bruno Camarri	11	11	1(2)	1(2)	4	4	2	2	2	2	-	-
RG (Sandy) Elliot	11	11	0(3)	1(3)	-	-	-	-	-	-	2	2
Richard Humphry AO	11	11	1(3)	1(3)	4	4	-	-	-	-	-	-
John Ingram	11	11	1(3)	1(3)	-	-	2	2	2	2	2	2
Richard Leupen*	11	11	1(3)	1(3)	4	4	2	2	2	2	2	2
Richard White	11	11	1(3)	1(3)	-	-	-	-	-	-	-	-
David Young	11	11	0(3)	1(3)	4	4	-	-	-	-	-	-

Shaded column — Meetings attended while a director or member

Unshaded column — Meetings held while a director or member, and required to attend

Numbers in brackets are circular resolutions

* Mr Leupen attended the Audit and Risk Management Committee, Nomination Committee and Remuneration Committee by invitation.

Principal Activities

United Group is a diversified infrastructure and services group specialising in operations in engineering, fabrication, manufacturing, maintenance, construction and business process outsourcing including corporate real estate and facilities management, property services.

United Group has 11,099 employees in Australia, New Zealand, Asia, United States and parts of Europe and the Middle East. The company has a client base that includes local and national governments and blue chip corporations.

United Group is structured into four business lines:

UGL Infrastructure is an Australian market leading provider of industrial maintenance, manufacturing and engineering services to sectors as diverse as water, power, transport, communications and defence.

UGL Rail is Australia's foremost provider of design, manufacturing, engineering, maintenance and spare parts solutions to the rail and light rail sectors.

UGL Resources provides manufacturing, project management, construction, maintenance and asset management services to clients in the resources, oil and gas, petrochemicals, chemicals and minerals industries.

UGL Services is a premier independent outsourcing company with global operations. Service delivery solutions include corporate real estate, facilities management, finance and accounting, human resource management, procurement and learning.

Operating Results

The consolidated profit of the group after providing for income tax and minority interest was $92.7 million (2006: $78.7 million).

Dividends Paid or To Be Paid

The following dividends on issued ordinary shares of United Group have been paid or declared since the end of the previous financial year:

Final ordinary dividend		
- of 28 cents per share, fully franked, to be paid on	14 September 2007	$44,586,000
Interim ordinary dividend		
- of 20 cents per share, fully franked, paid on	9 March 2007	$27,689,000
Final ordinary dividend		
- of 24 cents per share, fully franked, paid on	8 September 2006	$32,944,000

Earnings Per Share

	2007 (cents)	2006 (cents)
Basic earnings per share	67.8	63.7
Diluted earnings per share	66.4	62.2

Review of Operations

A review of the operations of the group and the results of those operations, are contained in the Chairman's report and Managing Director and CEO's report.

Shareholder Returns

Returns to shareholders increase through both dividends and capital growth. Dividends for 2007 were fully franked.

	2007	2006	2005	2004	2003
Net profit after tax and minority interest	$92.7m	$78.7m	$47.5m	$29.1m	$21.9m
Basic earnings per share	67.8c	63.7c	45.8c	29.1c	24.0c
Return on capital employed (a)	20.4%	24.0%	57.5%	29.0%	25.1%
Return on equity (annualised)	16.3%	19.7%	24.3%	16.2%	14.3%
Dividends paid/proposed	$72.3m	$58.0m	$31.5m	$28.7m	$23.3m
Dividends per share	48c	44c	30c	28c	24c
Increase/(decrease) in share price (b)	$2.25	$4.76	$4.54	$2.24	($0.14)

a) Return on capital employed defined as earnings before interest tax and amortisation/(average share capital and net debt).
b) Increase/(decrease) in share price based on closing price at 30 June of each year.
Data prior to 2005 is in accordance with pre AIFRS AGAAP.

Investments for Future Performance

In July 2007 United Group agreed to acquire a US based facilities management business, UNICCO Services Company Inc (**UNICCO**) for $477 million (US $408 million). UNICCO is a leading US based provider of integrated facilities management services, serving more than 1,000 customers at more than 5,000 sites throughout North America. The acquisition is an important step in establishing United Group as a leading global provider of property services, including corporate real estate (**CRE**) and facilities management (**FM**) services.

In July 2006 United Group acquired a US based corporate real estate services company, UGL Equis Corporation - formerly Equis Corporation (**UGL Equis**) for $163 million (US $120 million) with a potential additional $16 million (US $12 million) payment to the vendor based on future growth projections. UGL Equis is a leading provider of CRE services in the US, managing transactions for more than 1,000 customers. The acquisition furthers United Group's global expansion creating an end-to-end CRE business servicing tenants and owner occupiers in the large and growing US CRE services market.

In February 2007 United Group made a smaller acquisition, purchasing Proactive Communication Solutions.

The consolidated entity acquired property, plant and equipment and software totalling $40.5 million during the year. The capital expenditure is a part of the normal pattern of investing and upgrading required to maintain the consolidated entity's plant and equipment, enhance safety and keep pace with technological advances. There are no major capital expenditure projects planned in the coming year outside of these ongoing requirements.

Review of Financial Condition

Capital structure, funding and treasury policy

The acquisition of UGL Equis was funded through a combination of debt and equity raising. In July 2006 the company completed further equity raising through a share purchase plan. Shareholders were able to subscribe at $12.80 per share, resulting in equity raising of $31.5 million. The additional placement of 0.3 million shares at $12.80 per share to Mr Leupen was approved by shareholders at the 2006 annual general meeting.

The acquisition of UNICCO was funded through a combination of debt and equity raising. On 12 July 2007, the company announced that an institutional placement was successfully completed with 14,280,132 shares issued at $17.00 raising $243 million. An additional 4,411,765 shares will be issued under the placement, conditional on receipt of shareholder approval at the general meeting to be held on 16 August 2007. If approved, the company will raise an additional $75 million. The company is also undertaking a share purchase plan.

The company enters into interest rate hedging arrangements on core debt in order to manage cash flow risks associated with the interest rate on borrowings that are floating, whilst maintaining flexibility to repay debt.

The group enters into forward contracts to hedge a proportion of anticipated purchase and sale commitments denominated in foreign currencies, principally US dollars, Euro and YEN. Hedging is not applied to investments in overseas entities or their future profits.

Cash from operations

The operating cash position of the group improved on the prior year due to timing of cash receipts on major projects. The acquisition activity during the year resulted in significant cash outflows from investing activities, funded through increased debt facilities and capital raising.

Impact of legislation and other external requirements

There were no changes in environmental or other legislative requirements during the year that have significantly impacted the results or operations of the consolidated entity.

Significant Changes in State of Affairs

Significant changes in the state of affairs of the group during the financial year were as follows:

An increase in the contributed equity of $42.6 million as a result of:

	$000
Issue of 2,459,920 full paid ordinary shares under the share purchase plan @ $12.80 net of costs	31,458
Issue of 339,116 fully paid ordinary shares to Mr Leupen @ $12.80 net of costs	4,341
Issue of 874,000 fully paid ordinary shares at exercise prices ranging between $2.99 and $7.64 each on exercise of options granted under the United Group Employee Share Option Plan.	3,904
Payment by Mr Leupen for 550,000 shares @ $5.20 per share under the Long Term Incentive Performance Plan	2,860
Increase in contributed equity	42,563

Other than the increase in equity referred to above and the acquisition of UGL Equis and UNICCO discussed in the section titled "Investments for Future Performance" no other significant changes occurred in the state of affairs of the group during the financial period.

After Balance Date Events

In July 2007, United Group agreed to acquire a US based facilities management business, UNICCO for $477million (US$408 million). The acquisition will be funded by a combination of an institutional placement of $318 million, a share purchase plan and new and existing debt facilities.

No other matters or circumstances have arisen since the end of the financial year which have significantly affected or may significantly affect the operations, the results of those operations or the state of affairs of the group in subsequent financial years.

Likely Developments and Results

The group will continue to pursue its goal of increasing profitability and delivering to shareholders sustainable and responsible wealth creation.

The directors have not included any further information on the likely developments or expected future results of the operations of the group as the directors have reasonable grounds to believe that such information would prejudice the interests of the group if such information was included.

Environmental Regulation Performance

The group's environmental obligations are regulated under both federal and state law. Environmental performance obligations are monitored by the Health, Safety, Security and Environment Committee and are subjected from time to time to internal and external independent audit. The group has a policy of at least complying with, and in most cases exceeding, its environmental performance obligations

Directors' and Officers' Indemnity and Insurance

Under its Constitution, the company has agreed to indemnify on a full indemnity basis and to the full extent permitted by law, each director and executive officer for all losses or liabilities incurred by the person as an officer of the company or of a related body corporate including, but not limited to:

- liability for negligence or for reasonable costs and expenses incurred in defending proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted; or
- in connection with an application, in relation to such proceedings, in which the Court grants relief to the person under the Corporations Act 2001.

The indemnity:

- is a continuing obligation and is enforceable by an indemnified person even though that person may have ceased to be an officer of the company or of a related body corporate; and
- applies to all losses and liabilities incurred to the extent that the loss or liability is not covered by insurance.

During the financial period, the company or a related body corporate paid an insurance premium in respect of a contract insuring directors and officers against liabilities (including costs and expenses) arising from the performance of their duties.

The directors have not included the details of the nature of the liabilities covered or the amount of the premium paid in respect of these insurance contracts, as such disclosure is prohibited under the terms of the contract.

Remuneration Report

Nomination and Remuneration Committee

The Nomination and Remuneration Committee has been established by the Board of United Group to assist in discharging its responsibilities in relation to the:

- group's remuneration and human resources arrangements; and
- structure of the Board and executive management team.

Further details on the committee's responsibilities are outlined in the Statement of Corporate Governance Practices.

Remuneration Strategy and Policy

The committee reviews remuneration strategy and policy on an annual basis for all employees including the Managing Director and CEO and senior executives. The decisions of the committee are subject to approval by the Board.

Remuneration levels are competitively set to attract, motivate, develop and retain appropriately qualified and experienced employees in a manner aligned with business goals. The committee obtains independent advice on the appropriateness of remuneration packages including information on trends in comparative companies both locally and internationally.

The remuneration strategy applicable to senior executives and the Managing Director and CEO is designed over a five year horizon, addressing the following three primary components:

- Fixed remuneration
- Short term incentives (**STI**)
- Long term incentives (**LTI**)

Remuneration Structure – Senior Executives

Remuneration packages include a mix of fixed remuneration and short and long term performance based incentives.

Fixed remuneration

Fixed remuneration is calculated on a salary sacrifice basis. The base salary for senior executives is independently assessed and positioned competitively in the market (the market being roles of similar size and scope in comparable organisations). Annual salary reviews are based on market trends as well as individual, divisional and overall performance of the group.

Benefits which senior executives may salary sacrifice as a part of fixed remuneration include: superannuation, motor vehicles, employee share plan and personal portable computing devices. Additional benefits may also be provided to senior executives to assist in the relocation of their home for work purposes.

Short term incentives

Prior to the commencement of each financial period, a pool of funds is allocated for distribution as short term incentives to senior managers if the company and its divisions achieve pre determined targets. The targets are based on achieving key financial measures, the individual's performance and safety results as agreed by the committee. Before any senior executive is able to receive a short term incentive (other than one off discretionary bonuses) United Group must first meet its global EBIT budget. Annual incentives are payable in October and are approved by the Managing Director and CEO and noted by the committee. Aligning incentives with profit targets drives the growth of the business which in turn supports the creation of shareholder value.

Long term incentives

The company uses the Employee Share Option Plan to award options as part of the LTI component of remuneration. The ability to exercise options is conditional on United Group achieving the following performance hurdles during the performance period:

- annual hurdles of Total Shareholder Return (**TSR**) better than ASX 200 Industrials index (XNJ index); and
- earnings per share growth (**EPS**) at least 12% pa compound.

These performance hurdles have been selected to ensure senior executive remuneration is aligned with shareholder interests, in a manner that takes into account performance relative to the market. Relative TSR performance aligned to the XNJ index also aims to deliver superior TSR compared to similar companies. Subject to achieving performance hurdles the options are generally exercisable annually in years three, four and five.

In 2005 United Group broadened its long term incentive scheme to allow options to be allocated to middle management. These options are subject to the same performance hurdles as discussed above but have a three year performance period as opposed to a five year performance period.

Remuneration mix

For the senior executives of the business, there is a managed level of variability within the target remuneration mix to encourage performance to meet goals that are aligned with increasing shareholder value. The target mix ranges for senior executives are as follows.

- Fixed Remuneration: 39 - 60%
- Short term incentive: 21 - 27%
- Long term incentive: 14 - 37%

Employee Share Plans

Employees with six months or more of continuous service are eligible to participate in either the Deferred Employee Share Plan or the Exempt Employee Share Plan. Further details of these plans are included in Note 26 to the Financial Statements.

Service Agreements

The company has service agreements with each senior executive that defines:

- the role and appointment date
- executive duties
- remuneration and benefits
- leave entitlements
- summary dismissal for misconduct or fraud
- use of expenses
- notice periods of between three and twelve months
- confidential information
- restraint on practices

Only one senior executive and the Managing Director and CEO have a fixed-term contract. No other senior executive has a fixed - term contract and there are no termination arrangements in place which would result in payments to senior executives in excess of that which would have otherwise been earned as remuneration for their employment.

Remuneration Structure – Managing Director and CEO

On 6 September 2006, the company announced the extension of the executive services agreement with the Managing Director and CEO, Richard Leupen, from September 2008 to September 2011. Details of Mr Leupen's previous service agreement were outlined in the 2006 annual report to shareholders. The current key provisions of Mr Leupen's remuneration package are as follows:

- Total Employment Cost (**TEC**) of $1.6 million per annum subject to review annually in September.
- Short term cash incentive of up to 100% of TEC, subject to delivery of annual targets allocated as follows:
  - 15% of TEC on achieving EPS budget
  - 35% of TEC if compound EPS growth exceeds 12% per annum from the base year
  - up to 30% of TEC as the Board considers appropriate for strategic and operational issues
  - if the final EPS for each financial year exceeds the final EPS of the preceding financial year by 12%, 2% of salary for each 1% of the excess up to a maximum of 20%
  - the amount of bonus is reduced by the cash component of the dividend paid on 1,300,000 restricted shares for which a loan has been provided.
- Long term incentive of 1,350,000 equity options as approved by shareholders at the 2006 annual general meeting on the following terms and conditions:

Number	Issue Price	Exercise Price	Expiry Date	Vesting Dates	Performance Hurdles
Tranche A: 540,000 Tranche B: 810,000	Nil	$13.77	31 August 2011	1. Tranche A: The date of the release of the company's results for the year ended 30 June 2009. 2. Tranche B: The date of the release of the company's results for the year ended 30 June 2010.	**1. Earnings Per Share** ▪ For Tranche A, either. (a) reported EPS FYE 30/06/2009 must be equal to or greater than 140 per cent of reported EPS FYE 30/06/2006; or (b) reported EPS FYE 30/06/2010 must be equal to or greater than 157 per cent of the reported EPS FYE 30/06/2006; or (c) reported EPS FYE 30/06/2011 must be equal to or greater than 176 per cent of the reported EPS FYE 30/06/2006. ▪ For Tranche B, either (a) reported EPS FYE 30/06/2010 must be equal to or greater than 157 per cent of the reported EPS FYE 30/06/2006; or (b) reported EPS FYE 30/06/2011 must be equal to or greater than 176 per cent of the reported EPS FYE 30/06/2006. **2. Total Shareholder Return** The company's TSR, as measured by the change in value of its cumulative index, for each earnings period, relative to the ASX Industrials 200 cumulative index (ASX Code "XNJAI"), must be better than the change in value of the XNJAI for that period. Both the EPS and TSR hurdles must be achieved.

In 2004 United Group purchased on-market 200,000 shares under the Deferred Employee Share Plan. Mr Leupen accepted an invitation to apply for these shares at no cost in accordance with his service agreement dated 14 October 2004 (**the Service Agreement**). The shares were subject to a holding lock and the following performance hurdles.

Performance Hurdle 1 (100,000 shares)	Performance Hurdle 2 (100,000 shares)
EPS as at 30 June 2006 has grown by at least 10% per annum compound since 30 June 2003.	The company's total shareholder return as measured by the change in the value of its cumulative index for the period 30 June 2003 to 30 June 2006 relative to the XNJ is better than the change in the value for the XNJ in that period.

Both of these performance hurdles were achieved during the year and the holding lock removed.

Also in 2004, Mr Leupen was also awarded 1,300,000 shares under the Long Term Incentive Performance Share Plan in accordance with the abovementioned Service Agreement. These shares were issued with a loan from the company at $5.20 per share and subject to performance conditions. The performance conditions for Tranche 1, which consists of 550,000 shares, are exactly the same as the performance hurdles for the shares issued under the Employee Deferred Share Plan discussed above. Tranche 2, consisting of 750,000 shares, is subject to the following performance hurdles.

Performance Hurdle 1	Performance Hurdle 2
EPS as at 30 June 2007 has grown by at least 10% per annum compound since 30 June 2003.	The company's total shareholder return as measured by the change in the value of its cumulative index for the period 30 June 2003 to 30 June 2007 relative to the XNJ is better than the change in the value for the XNJ in that period.

The performance hurdles for Tranche 1 were achieved during the reporting period. Upon the receipt of $5.20 per share, the restriction on 550,000 shares was lifted.

Non-Executive Directors

The remuneration of non-executive directors is governed by the Constitution of the company and is based on fee for service. The Constitution requires the members at a general meeting of the company must approve the total amount which can be paid to non-executive directors by way of directors' fees. This amount or a lesser amount is then divided between the directors in proportions decided by the Board, including any additional amounts paid for membership of a committee. The Board periodically reviews the amount paid and if necessary will make a recommendation to the members for approval of any increase at the next annual general meeting of the company. Total remuneration of all the non-executive directors, last voted upon by shareholders at the 2006 annual general meeting is not to exceed $1,500,000 per annum (including retirement shares but does not include retirement benefit accrued under Article 8.3(g) (1) of the Constitution).

The group contributes the minimum amount required by law to superannuation funds nominated by directors. The current fees are set as follows:

Position	Fee per annum $
Chairman of the Board	275,000
Deputy Chairman of the Board	175,000
Non-executive director	100,000
Chairman Audit and Risk Management Committee	18,900
Audit and Risk Management Committee member	9,450
Chairman of HSSE Committee	12,600
HSSE Committee member	8,400
Remuneration and Nomination Committee member	8,400
Board Sub-Committee member	6,300

The Chairman and Deputy Chairman do not receive additional fees for committee membership.

Non-executive directors are not eligible to participate in the Employee Share Option Plan. Non-executive directors are able to salary sacrifice fees into the Deferred Employee Share Plan. The company does not provide additional matching shares.

Directors' Retirement Share Plan

In addition to the fees set out above, each non-executive director receives shares to the value of 30% of their fees. The shares are purchased on market and allocated to the director and restricted from trading until the director's retirement.

The Directors' Retirement Share Plan replaced the original directors' retirement benefits scheme from 1 July 2003. Previously non-executive directors were entitled to retirement payments pursuant to Article 8.3(g) (1) of the Constitution. These payments, based on years of service, were up to three times the average of the last three years fees paid where a director reached nine years of service. In the transition to the allocation of shares, directors with greater than eight years service remained in the retirement benefits scheme until completing nine years of service. Director's entitlements under the previous arrangements are preserved and will be paid on the retirement of the director.

These payments are also subject to the limits prescribed by the Corporations Act.

Shares held by non-executive directors

Non-executive Director	Number of Shares
Trevor C Rowe AM - Chairman	69,933
Bruno G Camarri – Deputy Chairman	80,856
RG (Sandy) Elliot	28,027
Richard G Humphry AO	106,388
John W Ingram	53,075
Richard D White	6,492
David J Young	103,140

Relationship of Remuneration to the Performance of United Group

The remuneration strategy links the remuneration of the Managing Director and CEO and the senior executives to profitability in the financial year and future performance of the business. By linking conditional short term and long term incentives to profitability, it drives return to shareholders through dividends and share price and therefore aligns the 'at risk' rewards of senior executives to those of shareholders. Net profit is considered in setting the STI as the financial performance targets relate to EBIT budget achievement and EBIT growth. Dividends, changes in share price and return of capital are included in the TSR calculation which is one of the performance criteria used to assess the LTI. The LTI is used as a key retention incentive for key managers and ensures the future security of managers who are recognised as delivering quality financial outcomes. The other performance criteria assessed for the LTI is growth in EPS, which again takes into account United Group's net profit.

United Group's share price and dividend yield performance is shown below:

Compound Annual Growth Rate (CAGR)	1 year	3 years	5 years	10 years
Net Profit After Tax and Minority Interest	17.8%	47.1%	41.6%	21.4%
Earnings Per Share	6.4%	32.6%	28.3%	12.1%
Dividends	9.1%	19.7%	36.9%	11.6%
Share Price Appreciation	15.6%	48.3%	40.9%	20.5%
Total Shareholder Return	17.6%	36.3%	43.2%	25.9%


Special Dividend
Dividend H2
Dividend H1
cps
9
7
10
24
28
30
44
48
2000
2001
2002
2003
2004
2005
2006
2007


Share Price Growth
United Group Limited
1600%
1500%
1400%
1300%
1200%
1100%
1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07

Director and Executive Remuneration

Details of the nature and amount of each major element of remuneration of each director of United Group and each of the five named United Group executives who receive the highest remuneration are presented in the table below.

	SHORT-TERM				POST-EMPLOYMENT				SHARE BASED PAYMENTS			TOTAL		
	Salary & fees $	Bonus [1] $	Non-monetary benefits [2] $	TOTAL	Super $	Retirement benefits [3] $	Termination benefits [6]	TOTAL	Value of options [4] $	Value of shares [5] $	TOTAL $		Proportion of remuneration performance related %	Value of options as proportion of remuneration %
Directors														
- Non-executive														
Mr T Rowe, AM Chairman	282,314	-	21,306	283,620	12,686	82,500	-	95,186	-	-	-	378,806		
Mr B Camarri, Deputy Chairman	175,000	-	-	175,000	-	52,500	-	52,500	-	-	-	227,500		
Mr R Elliot	108,400	-	-	108,400	-	32,500	-	32,500	-	-	-	140,900		
Mr R Humphry AO	100,413	-	-	100,413	9,037	32,800	-	41,837	-	-	-	142,250		
Mr J Ingram	127,300	-	-	127,300	-	38,200	-	38,200	-	-	-	165,500		
Mr D Young	109,083	-	-	109,083	9,817	35,700	-	45,517	-	-	-	154,600		
Mr R White	85,948	-	-	85,948	7,733	28,065	-	35,798	-	-	-	121,746		
- Executive														
Mr R Leupen, Managing Director and CEO	1,507,547	875,320	187,559	2,570,426	12,686	-	-	12,686	1,401,314	304,476	1,705,790	4,288,902	60.2	20.4
Executives														
Mr D Irvine, Chief Financial Officer	361,757	225,549	15,732	603,038	-	-	617,588	617,588	56,395	-	56,395	1,277,021	22.1	4.4
Mr T Chapman, Chief Executive UGL Infrastructure	612,314	193,185	11,781	817,280	12,686	-	-	12,686	113,617	-	113,617	943,583	32.5	12.0
Mr A Summers, Chief Executive UGL Rail	637,314	204,098	2,539	843,951	12,686	-	-	12,686	238,739	-	238,739	1,095,376	40.4	21.8
Mr J Birman, Chief Executive UGL Resources	612,314	182,385	12,763	807,462	12,686	-	-	12,686	142,365	-	142,365	962,513	33.7	14.8
Mr T Weber, Chief Executive UGL Services	538,802	190,115	6,809	735,726	12,686	-	-	12,686	113,265	-	113,265	861,677	35.2	13.1

Notes to the Director and Executive Remuneration Table

1. Bonuses relate to short term incentives paid for the preceding financial year as the current year bonus is yet to be determined. 100% of the bonus was paid in cash.
2. Non-monetary benefits include benefits subject to FBT.
3. Retirement benefits include contributions to the Directors' Retirement Share Plan. Payments on retirement pursuant to Article 8.3(g) (1) of the Constitution total $512,111, payable to Mr Young and Mr Camarri.
4. The fair value of options is calculated at grant date using a Monte-Carlo options pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period.
   1,300,000 company shares were issued to Mr Leupen in December 2004 under the Long Term Incentive Performance Share Plan. These shares are restricted shares, subject to the achievement of performance hurdles previously discussed. The fair value calculated using a binomial options pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. During the previous reporting period Mr Leupen received $520,000 in dividends from these shares. Under the terms of Mr Leupen's Service Agreement dividends received are deducted from the bonus payment relating to that period. The bonus of $875,320 above includes the amount of $520,000 received as a dividend. 550,000 of these shares vested during the period. Following the receipt of $5.20 per share the restriction on these shares was lifted. 1,350,000 equity options were issued to Mr Leupen in October 2006 in accordance with shareholder approval granted at the 2006 annual general meeting.
5. 200,000 company shares in the Deferred Employee Share Plan were acquired on market in September and October 2004 as a long term incentive under the Service Agreement with Managing Director and CEO Richard Leupen. The value of $304,476 represents the amortisation of the cost of these shares over the term of the extension of the executive services agreement with Mr Leupen to September 2008. These shares vested during the year.
6. Mr D Irvine resigned 20 February 2007.

Exercise of Options Granted as Remuneration

During the reporting period, the following shares were issued on the exercise of options previously granted as remuneration:

2007	Number of shares	Amount paid $ per share
Mr J Birman	33,334	$2.99
Mr T Chapman	83,333	$4.49
Mr D Irvine	16,666	$2.99
Mr T Weber	83,333	$5.16

2006	Number of shares	Amount paid $ per share
Mr J Birman	83,334 33,333	$2.98 $2.99
Mr T Chapman	83,333	$4.49
Mr D Irvine	100,000 16,667	$2.66 $2.99
Mr T Weber	83,333	$5.16

Analysis of Share Based Payments Granted as Remuneration

Details of the vesting profile of the options granted as remuneration to each director of the company and each of the five named United Group executives is detailed below.

	Options Granted		% vested in year	Financial year ended in which grant vests	Value yet to vest	
	Number	Date			Min $[1]	Max $[2]
Directors						
Mr R Leupen	1,350,000	13 October 2006	0	G	-	3,888,000
Executives						
Mr J Birman	100,000	30 July 2003	33	A	-	-
	133,000	26 May 2004	0	D	-	1,622,600
	125,000	29 July 2005	0	D	-	913,750
	58,923	14 June 2006	0	E	-	209,766
Mr T Chapman	250,000	17 May 2004	33	B	-	1,013,341
	200,000	26 May 2004	0	D	-	2,440,000
	66,449	14 June 2006	0	E	-	236,558
Mr A Summers	100,000	4 October 2005	0	D	-	582,000
	300,000	4 October 2005	0	F	-	1,746,000
Mr D Irvine	50,000	30 July 2003	33	A	-	-
	200,000	26 May 2004	0	D	-	2,440,000
	72,869	14 June 2006	0	E	-	-[3]
Mr T Weber	200,000	26 May 2004	0	D	-	2,440,000
	250,000	28 June 2004	33	B	-	957,508
	56,118	14 June 2006	0	E	-	199,780

A Options vest in three equal tranches over 2005, 2006 and 2007
B Options vest in three equal tranches over 2006, 2007 and 2008
C Options vest in three equal tranches over 2007, 2008 and 2009
D Options vest in three equal tranches over 2008, 2009 and 2010
E Options vest in 2012
F Options vest in three equal tranches over 2010, 2011 and 2012
G Options vest in two tranches over 2010 and 2011 of 540,000 and 810,000

1 The minimum value of options yet to vest is $nil as the performance criteria may not be met and consequently the option may not vest.
2 The maximum value of options yet to vest is not determinable as it depends on the market price of shares of United Group on the Australian Securities Exchange at the date the option is exercised. The maximum values presented above are based on the closing share price at 30 June 2007 of $16.65 less the exercise price.
3 The options were forfeited on resignation.

Details of the vesting profile of shares issued to the Managing Director and CEO under the Long Term Incentive Performance Share Plan are below.

	Shares Issued		% vested in year	Financial year ended in which shares vest	Value yet to vest	
	Number	Date			Min $[1]	Max $[2]
Mr R Leupen	550,000	17 December 2004	100	30 June 2007	-	-
	750,000	17 December 2004	0	30 June 2008	-	8,587,500

1 The minimum value of shares yet to vest is $nil as the performance criteria may not be met and consequently the shares may not vest.
2 The maximum value of shares yet to vest is not determinable as it depends on the market price of shares of United Group on the Australian Securities Exchange at the date the option is exercised. The maximum values presented above are based on the closing share price at 30 June 2007 of $16.65 less the exercise price.

Details of the vesting profile of shares issued to the Managing Director and CEO in the Deferred Employee Share Plan and acquired on market are below.

	Shares Issued		% vested in year	Financial year ended in which shares vest	Value yet to vest	
	Number	Date			Min $ [1]	Max $ [2]
Mr R Leupen	200,000	13 October 2004	100	30 June 2007	-	-

1 The minimum value of shares yet to vest is $nil as the performance criteria may not be met and consequently the shares may not vest.
2 The maximum value of shares yet to vest is not determinable as it depends on the market price of shares of United Group on the Australian Securities Exchange at the date the option is exercised. The maximum values presented above are based on the closing share price at 30 June 2007 of $16.65.

Analysis of Movement in Options

The movement during the reporting period, by value, of options over ordinary shares in the company held by each director and each of the five named company executives is detailed below.

	Granted in year $	Exercised in year $ [1]	Total option value in year $
Mr J Birman	-	350,674	350,674
Mr T Chapman	-	775,830	775,830
Mr A Summers	-	-	-
Mr D Irvine	-	174,326	174,326
Mr T Weber	-	678,331	678,331
	-	1,979,161	1,979,161

1 The value of options granted during the year is the fair value of the options calculated at grant date using a binomial option-pricing model. The total value of the options granted is included in the table above. This amount is allocated to remuneration over the vesting period.

2 The value of options exercised during the year is calculated as the market price of shares of United Group on the ASX as at close of trading on the date the options were exercised after deducting the price paid to exercise the option.

Unquoted Options on Issue as at the Date of this Report

Expiry date	Exercise price	No of Shares
31 December 2007	$4.49	83,334
31 December 2007	$5.16	83,334
31 December 2007	$5.30	20,000
31 December 2008	$6.28	33,334
31 December 2008	$7.23	226,668
31 December 2008	$7.64	66,667
31 December 2008	$10.73	816,200
31 December 2008	$11.39	103,100
31 December 2009	$4.45	1,403,000
31 December 2009	$13.75	571,600
31 December 2009	$13.39	27,000
31 December 2009	$9.34	155,000
31 December 2010	$7.64	300,000
31 December 2010	$16.49	61,123
31 December 2011	$10.83	400,000
31 December 2011	$13.09	394,961
31 December 2011	$14.30	387,562
31 December 2011	$13.75	402,800
31 December 2011	$13.52	390,764
31 August 2011	$13.77	1,350,000
31 December 2012	$15.43	126,457
		7,402,904

Further information on options can be found in Note 26 to the financial statements.

Non-audit Services

During the year KPMG, the company's auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and in accordance with advice provided by the Audit and Risk Management Committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services were subject to the corporate governance procedures adopted by the consolidated entity and have been reviewed by the Audit and Risk Management Committee to ensure they do not impact the integrity and objectivity of the auditor; and
- the non-audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional independence, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the consolidated entity, acting as an advocate for the consolidated entity or jointly sharing risks and rewards.

Details of the amounts paid to the auditor of the company, KPMG, and its related practices for audit and non-audit services provided during the year are set out in Note 29 to the financial statements.

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 31 and forms part of the directors' report for the financial year ended 30 June 2007.

Rounding of Amounts

The parent entity is a company of the kind specified in Australian Securities and Investment Commission class order 98/100 dated 10 July 1998. In accordance with that class order, amounts in the financial report and the directors' report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

Signed in accordance with a resolution of the Board of directors.

[SIGNED]	[SIGNED]
TREVOR C ROWE AM CHAIRMAN	RICHARD A LEUPEN MANAGING DIRECTOR & CEO

Dated this 10th day of August 2007.

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of United Group Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2007 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

[SIGNED]

KPMG

[SIGNED]

Mark Epper
Partner
Sydney
10 August 2007

Statement of Corporate Governance Practices

United Group is committed to adopting best practice governance standards which the Board sees as fundamental to delivering performance for its shareholders. The Board monitors the local and global developments in governance standards when reviewing and implementing standards of behaviour. The company attaches great importance to maintaining these standards and a summary of these practices is set out below. References in the summary to "the group" are to the company and its controlled entities. Further details are available on the company's website www.unitedgroupltd.com.

Compliance with ASX Corporate Governance Council Guidelines

United Group is required to disclose its practices against the ASX Principles of Good Corporate Governance Guidelines and Best Practice Recommendations first published in March 2003 (**the Guidelines**). The company has adopted all of the 28 recommendations put forward by the Guidelines except for recommendation 9.4 which states that payment of equity based remuneration is made in accordance with the thresholds set in plans approved by shareholders. The following equity schemes have been approved by shareholders:

- Employee Exempt Share Plan
- Employee Deferred Share Plan
- Director Retirement Share Plan
- Long Term Incentive Performance Share Plan
- Australian Employee Share Option Plan

The share and option schemes which operate in jurisdictions outside of Australia have not been approved by shareholders. These schemes are identical in operation to the schemes outlined above and have been introduced to meet the laws of New Zealand, Singapore and United States.

The Board's policy is to seek the ratification from shareholders for the issue of new equity. The notice of meeting sets out the terms and conditions of the equity issued.

United Group will review the updated Guidelines released on 2 August 2007 and report against those Guidelines for the financial period ending 30 June 2008.

The Board of Directors

Board Membership and Expertise

Details of the members of the Board, their experience, expertise, qualifications and term of office are set out in the Directors' Report. The company has a Board of eight directors, seven of whom are non-executive directors and one executive director.

Succession Planning of the Board

The Board regularly reviews its composition. It is the policy of the Board to increase the number of directors when it considers that additional expertise is required or an outstanding candidate is available. The Board must comprise of a majority of independent directors who are assessed to be independent.

Non-executive directors are appointed subject to the Constitution of the company which provides that:

- at each annual general meeting one third of the non-executive directors must retire and can offer themselves for re-election by the members of the company; and
- if the number of directors is increased or if a vacancy exists, the Board may select a suitable candidate to fill that vacancy. That appointee must stand for re-election at the next annual general meeting.

A copy of the Constitution is available on the website. There is no limit on the number of terms a non-executive director can be appointed for.

The Board has delegated to the Nomination and Remuneration Committee the task of seeking new directors and making recommendations when a suitable candidate is available. Generally, the following criteria are applied:

- commercial or professional background at a senior executive level;
- experience in strategic planning;
- experience in dealing with the government and the private sector;
- listed company board experience; and
- high standards of corporate governance.

Responsibilities

The primary responsibility of the Board is to create wealth for the shareholders without compromising:

- the health, safety and security of its employees;
- the environment; and
- the credit rating or the reputation of the group.

Specific responsibilities of the Board are outlined in its charter, a copy of which is available on the company's website. The Board discharges its responsibilities by holding structured meetings of the Board and its committees. Between meetings the Chairman meets regularly with the Managing Director and CEO to discuss issues which may require guidance or which may need to be referred to the Board for decision. At Board meetings, strategic and policy issues, budgets, capital expenditure requirements and important operational issues are discussed and/or decided and the financial and operational performance of the group is reviewed and monitored. The Board's practice is to involve senior executives where matters of strategic or operational importance are discussed by the Board.

The functions and responsibilities of the Board's committees are discussed below and are outlined in the charters, copies of which are available on the company's website.

The Board appoints the Managing Director and CEO and is consulted on the appointment of senior management by the Managing Director and CEO. The Managing Director and CEO reports directly to the Board and is responsible for the day to day management and control of the group, within the specified limits of authority approved by the Board. Delegations of authority by the Managing Director and CEO to senior executives are reviewed regularly.

Independent Professional Advice

Each director has the right to seek independent professional advice on matters which may be of concern. Such advice will be at the expense of the group if approval is first given by the Chairman of the Board or, in his absence, by the Deputy Chairman.

Directors' Independence

The Board assesses whether a director is independent on a case by case basis. Generally, directors will not be regarded as an independent director if they fall within one of the following categories:

- the director is a substantial shareholder of the company or an officer of, or otherwise associated directly with, a substantial shareholder of the company;
- within the last three years the director was employed in an executive capacity by the group, or was a director after ceasing to hold any such employment;
- within the last three years the director was a principal of a professional adviser or a consultant to the group, or an employee materially associated with the service and the adviser or consultant is a material provider of services to the group;
- the director is a supplier or customer of the group or an officer of, or otherwise associated directly or indirectly with a supplier or customer and the supplier or customer is a material provider to the group; and
- the director has a contractual relationship with the group (other than as a director of the group) and the contractual relationship is material to the operations of the group.

Materiality for the above purposes is determined on both quantitative and qualitative bases. An amount of over 5% of annual turnover of the company or group or 5% of the individual directors' net worth is considered material for these purposes. In addition, a transaction of any amount or a relationship is deemed material if knowledge of it impacts the shareholders' understanding of the director's performance.

After considering the above criteria, the Board has concluded that each of its non-executive directors is independent.

Chairman and Managing Director and CEO

The Board elects one of its independent non-executive directors to be Chairman. The Board does not believe that the position of Chairman should be held by a major shareholder.

The Chairman is responsible for leading the Board, ensuring that Board activities are organised and conducted efficiently and directors are properly briefed for meetings. The Managing Director and CEO is responsible for implementing group strategies and policies. The Board's charter specifies that these are separate roles to be undertaken by separate people.

Commitment

The Board holds at least eight scheduled meetings and an additional corporate strategy workshop each year. A number of those meetings are held at operational sites of the group to provide the directors the opportunity to meet the staff and tour the facilities. Additional meetings are held as required.

Non-executive directors are expected to spend at least 40 days a year preparing for and attending Board and committee meetings and associated activities.

Other commitments of non-executive directors which might affect their contribution are considered prior to a director's appointment to the Board and are reviewed each year.

Prior to appointment, or being submitted for re-election, each non-executive director must acknowledge that they have and will continue to have the time available to discharge their responsibilities to the company.

Conflicts of Interest

The Board is aware of its obligations to ensure that directors avoid conflicts of interest and has adopted a procedure to ensure that conflicts and potential conflicts of interest are disclosed to the Board each month. Any director with a material personal interest may not participate in boardroom discussions or vote on the matter unless the Board resolves otherwise. No directors identified any conflicts of interest between their directorships and the company's business and dealings during the period under report.

Review of Board Performance

The Board has adopted a policy to undertake annual assessments and performance reviews to ensure individual directors, the Board as a whole and its committees work efficiently and effectively. The process for conducting the performance review is agreed to by the Board each year.

During the reporting period, the Board conducted a self-assessment using a questionnaire completed by each director covering matters such as the role of the Board, structure and process of the Board, Board behaviours and relationships and personal contribution to the role. The results of the questionnaire were discussed by the Board at its meeting in July 2007.

Company Secretaries

Responsibilities for the secretarial function include providing advice to directors and officers on corporate governance matters, developing and implementing the corporate governance framework and giving practical effect to the Board's decisions. All directors have access to the company secretaries. The company has two secretaries:

David Simpson joined the company as General Counsel in June 2006 and was appointed as joint Company Secretary in August 2006. David has over 14 years experience in legal roles within engineering and construction companies. Prior to joining the company, David was General Counsel of Leighton Contractors Pty Ltd where he lead the legal team and oversaw corporate governance with a major focus on financed projects and major infrastructure. David has worked internationally with Daimler Chrysler Rail as Global Counsel and Asea Brown Boveri in Sydney as Legal Counsel. David holds a Diploma in Law from LPAB, a Masters of Law and Management from UNSW and an unrestricted practising certificate from the Law Society of NSW.

Lyn Nikolopoulos joined the company as the Company Secretary in October 2006 and has 7 years experience in a company secretary role. Prior to joining the company, Lyn was the Deputy Company Secretary for ASX Limited and also worked as a Company Adviser within the ASX Markets Supervision Division where she was responsible for the monitoring of listed companies' compliance with the ASX listing rules and assisting entities and their advisors in relation to the application and interpretation of ASX listing rules. Lyn graduated with a Bachelor of Business from UTS (Sydney) and has completed the Graduate Diploma in Applied Corporate Governance with the Chartered Secretaries Australia.

Board Committees

The Board has established a number of committees to assist it in the execution of its duties and to allow detailed consideration of complex issues. The committee structure and membership is reviewed regularly.

Each of these committees has its own written charter setting out its role and responsibilities, composition, structure, membership requirements and the manner in which the committee is to operate. All charters are approved by the Board. All matters determined by committees are submitted to the Board as recommendations for decision.

Each committee chair provides a verbal update on the committee's consideration at the subsequent Board meeting. Minutes of committee meetings are tabled at subsequent Board meetings. Additional requirements for specific reporting by the committees to the Board are addressed in the charter of the individual committees.

In carrying out its duties, the committees are entitled to engage appropriately qualified external consultants to provide advice and recommendations.

Audit and Risk Management Committee

The Audit and Risk Management Committee comprises three independent non-executive directors. The Managing Director and CEO and Chief Financial Officer and representatives from the external auditors attend meetings by invitation. An officer of the group attends meetings and deals with administrative matters. The committee meets at least four times during the year.

The principal functions of the committee are:

- to assist the Board in relation to reviewing and monitoring:
    - the keeping and reporting of financial information in accordance with the policies of the group and the law;
    - the application of the group's accounting policies;
    - the group's internal control systems;
    - the compliance with applicable policies and laws; and
    - the assessment and control of business risks;
- to provide a forum for communication between the Board, the internal and external auditors and senior management in relation to the matters above;
- to review and monitor related party transactions;
- to review and monitor internal and external audit functions;
- to review the independence and performance of the external auditors; and
- to consider any other matter which the Board may refer to the committee for consideration.

At least twice a year, the committee also meets with representatives of the external auditors without management in attendance.

Health, Safety, Security and Environment Committee

The Health, Safety, Security and Environment Committee comprises two independent non-executive directors and the Managing Director and CEO. The committee meets at least twice annually.

The principal functions of the committee are to set strategies for occupational health, safety, security and environment issues, and monitor adherence to policies and procedures that have been put in place to underpin the following goals:

- no-one should suffer injury or illness arising from their working responsibilities or from the wider context surrounding their work location, either within or on behalf of the group; and
- the group's operations should not infringe on the quality of the environment, the aim being to contribute to improving the environment wherever this rests within the group's capabilities

Nomination and Remuneration Committee

During the year the Board consolidated the Nomination Committee and Remuneration Committee and formed the Nomination and Remuneration Committee. The committee comprises three independent non-executive directors, chaired by the Chairman of the Board. The committee meets at least twice annually.

The principal remuneration activities considered by the committee include:

- reviewing the group's overall remuneration and human resources strategy;
- reviewing share schemes applying to employees and directors;
- annually reviewing the CEO's remuneration package and performance indicators as set by the Board;
- providing guidance to the Managing Director and CEO on the principles applying to the CEO director reports' total employment cost packages;
- reviewing and advising on appropriate fee structures for non-executive directors of the Board; and
- reviewing the superannuation administrations and management arrangements across the group.

The principal nomination activities considered by the Committee include:

- reviewing succession plans for the Managing Director and CEO, non-executive directors and the Board committees;
- monitoring the succession plans of the CEO's direct reports;
- reviewing and recommending to the Board nominees for board membership, including re-election and election of directors;
- reviewing the size, composition and skills of the Board required to meet the needs of the group; and
- developing and implementing procedures for the Board's periodic evaluation of its performance and effectiveness.

Risk Management and Corporate Reporting

The effective management of risk underpins the continued growth and success of the company. By effectively managing risk we are able to increase the predictability of business outcomes which leads to growth in shareholder value and an increased understanding of our obligations to shareholders and key stakeholders including our employees, customers and the community. The group has adopted policy and procedures which are designed to identify financial, contractual, safety and environmental risks. Procedures are also in place to identify risks before major projects are undertaken.

The operations of the group are reviewed at each Board meeting. The review process is supplemented by written reports from the Managing Director and CEO and divisional managers. These reports review divisional performance and permit managers to raise issues of concern. Between meetings the Managing Director and CEO must raise significant matters which require attention prior to the next scheduled Board meeting.

Operational and capital expenditure budgets are approved by the Board and limits of authority have been established at various levels of management.

The group has established a program, undertaken by staff and external advisers, to perform internal audit and compliance reviews of certain key financial transaction activities. The results of these reviews are reported to the Audit and Risk Management Committee.

The Managing Director and CEO and the Chief Financial Officer represent to the Board, in writing, that:

- the group's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operating results of the company and group, and
- the financial reporting risk management and associated compliance and controls are assessed as operating effectively and efficiently in all material aspects.

This representation is founded on a system of internal control and risk management which implements the policies adopted by the Board.

Ethical Standards

The group strives to achieve the highest standards of behaviour and accountability. The group demands that its directors and employees be honest in their dealings with each other, and all counter-parties. The group supports and adheres to the principles set out in the group's Corporate Code of Conduct.

Trading Policy

It is the group's policy that, under all circumstances, its officers and employees comply with the letter and the intention of the insider trading laws when dealing in United Group securities. Also, directors, officers and senior management must not trade in United Group securities during the following blackout periods:

- the period commencing on 1 January of each year and ending twenty four hours after the release of the half year results for that financial year; and
- the period commencing 1 July of each year and ending twenty four hours after the release of the annual results for the previous financial year.

Trading is generally permitted at other times provided that employees do not contravene the insider trading laws. Directors and senior management (and their associates) are prohibited from engaging in short term trading of United Group securities. In addition, directors and senior management must notify the Company Secretary before they or their associates buy or sell United Group securities.

The group's policies including the group's trading policy are published on the company's intranet and communicated to each new employee as part of their induction training.

The Board has adopted the following policy in relation to protection arrangements:

1. participants in the options plans are prohibited from hedging their unvested options;
2. employees (including the executive directors) are not prohibited from hedging shares which have vested; and
3. non-executive directors are prohibited from hedging vested shares at all times.

Where executive directors enter into hedging arrangements, such arrangements will be disclosed to the market in accordance with the ASX listing rules.

Whistleblowing Policy

Group policy requires employees who are aware of unethical practices within the group or breaches of the group's trading policy to report these using the company's whistleblower program. This can be done anonymously.

The directors are satisfied that the group has in place procedures for compliance with the policies on ethical standards, including trading in securities.

Continuous Disclosure and Shareholder Information

The Company Secretary has been nominated as the person responsible for communications with ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX listing rules.

The group has written policies and procedures requiring disclosure of any information concerning the group that a reasonable person would expect to have a material effect on the price of the company's securities.

All information disclosed to the ASX is posted on the group's web site following confirmation from ASX that the information has been disclosed to the market. When analysts are briefed on aspects of the group's operations, the material used in the presentation is released to the ASX and posted on the group's web site. Shareholders receive a copy of the group's annual and half yearly reports and provision is made for shareholders to participate through electronic means. The website also includes a feedback mechanism and a direct link to the group's share registry.

The company views the annual general meeting as an opportunity for shareholders to meet with and question the Board and senior management and encourages shareholders to attend. The company's external auditor is invited to attend all meetings of shareholders. At the annual general meeting, the auditors are available to answer shareholder questions regarding the conduct of the audit and the preparation and content of the audit report.

Financial Report

Income Statements for the Year Ended 30 June 2007

	Note	Consolidated		Parent Entity	
		2007 $000	2006 $000	2007 $000	2006 $000
Services revenue		2,175,147	1,826,013	-	-
Sale of goods revenue		374,374	406,370	-	-
Interest revenue		4,907	3,781	37,738	27,901
Dividend revenue		-	-	65,000	60,000
Other revenue		2,007	47	41,686	28,722
Total revenue		**2,556,435**	**2,236,211**	**144,424**	**116,623**
Raw materials and consumables		(927,969)	(906,294)	-	-
Employment costs		(951,709)	(741,974)	(23,090)	(14,872)
Depreciation and amortisation	3	(31,313)	(27,148)	(850)	(574)
Subcontractor costs		(325,215)	(295,473)	-	-
Finance costs	4	(32,616)	(20,918)	(21,340)	(17,138)
Communication costs		(13,384)	(9,885)	(536)	(136)
Insurance costs		(14,038)	(9,703)	(8,247)	(6,627)
Motor vehicle expenses		(14,522)	(15,125)	(15)	(14)
Travel costs		(22,556)	(15,875)	(1,483)	(879)
Other expenses		(96,603)	(95,348)	(18,592)	(21,506)
Write-off of StarTransit tender costs	14	(18,063)	-	-	-
Share of net profits of joint ventures accounted for using the equity method	33	16,563	7,367	-	-
Profit before income tax expense		**125,010**	**105,835**	**70,271**	**54,877**
Income tax expense	5	(33,664)	(27,092)	(1,675)	855
Profit for the year		**91,346**	**78,743**	**68,596**	**55,732**
Attributable to:					
Equity holders of the parent		92,701	78,697	68,596	55,732
Minority Interest	20	(1,355)	46	-	-
Profit for the year		**91,346**	**78,743**	**68,596**	**55,732**
Basic earnings per share (cents per share)	30	67.8 cps	63.7 cps		
Diluted earnings per share (cents per share)	30	66.4 cps	62.2 cps		

The accompanying Notes form an integral part of these consolidated financial statements.

Statements of Recognised Income and Expense for the Year Ended 30 June 2007

	Note	Consolidated 2007 $000	Consolidated 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Cash flow hedges:					
Gains/(losses) taken to equity	20	(667)	(5,663)	-	-
Transferred to the initial carrying amount of the hedged items	20	1,228	5,387	-	-
Exchange differences on translation of foreign operations	20	(3,908)	(2,426)	-	-
Net income recognised directly in equity	**20**	**(3,347)**	**(2,702)**	**-**	**-**
Profit for the year		**91,346**	**78,743**	**68,596**	**55,732**
Total recognised income and expense for the year	20	**87,999**	**76,041**	**68,596**	**55,732**
Attributable to:					
Equity holders of the parent	20	89,354	75,995	68,596	55,732
Minority Interest	20	(1,355)	46	-	-
Total recognised income and expense for the year	20	**87,999**	**76,041**	**68,596**	**55,732**
Effects of change in accounting policy – financial instruments					
Equity holders of the parent		-	2,990	-	-
Minority Interest		-	-	-	-
		-	**2,990**	-	-

The accompanying Notes form an integral part of these consolidated financial statements.

Balance Sheets as at 30 June 2007

	Note	Consolidated 2007 $000	Consolidated 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Current Assets					
Cash and cash equivalents	6	103,464	95,782	2	2,583
Trade and other receivables	7	343,890	300,125	81,800	92,601
Inventories	8	203,602	225,530	-	-
Income tax receivable	9	5,427	1,020	-	-
Other investments	12	-	1,667	-	-
Other	10	87,391	56,688	1,527	1,865
Total Current Assets		**743,774**	**680,812**	**83,329**	**97,049**
Non-Current Assets					
Trade and other receivables	7	-	-	503,527	514,271
Investments accounted for using the equity method	11	7,474	1,838	-	-
Other investments	12	-	290	185,040	144,925
Property, plant and equipment	13	143,927	136,209	1,582	1,577
Intangible assets	14	619,757	486,137	7,221	115
Deferred tax assets	15	31,254	29,761	4,349	6,509
Other	10	7,014	21,445	936	1,526
Total Non-Current Assets		**809,426**	**675,680**	**702,655**	**668,923**
Total Assets		**1,553,200**	**1,356,492**	**785,984**	**765,972**
Current Liabilities					
Trade and other payables	16	419,843	371,837	5,574	6,321
Loans and borrowings	17	27,545	5,110	21,672	-
Derivatives	18	2,321	2,801	-	-
Income tax payable	9	8,647	29,468	6,659	27,269
Provisions	19	123,419	130,575	7,168	15,442
Total Current Liabilities		**581,775**	**539,791**	**41,073**	**49,032**
Non-Current Liabilities					
Trade and other payables	16	-	-	1	114
Loans and borrowings	17	343,124	255,780	220,000	247,000
Derivatives	18	384	465	-	-
Deferred tax liabilities	15	3,398	149	-	-
Provisions	19	29,661	39,543	3,168	2,775
Total Non-Current Liabilities		**376,567**	**295,937**	**223,169**	**249,889**
Total Liabilities		**958,342**	**835,728**	**264,242**	**298,921**
Net Assets		**594,858**	**520,764**	**521,742**	**467,051**
Equity					
Issued capital	20	465,950	423,387	465,950	423,387
Reserves	20	551	(267)	10,162	5,997
Retained earnings	20	129,666	97,598	45,630	37,667
Total equity attributable to equity holders of the parent	20	596,167	520,718	521,742	467,051
Minority Interest	20	(1,309)	46	-	-
Total Equity	20	**594,858**	**520,764**	**521,742**	**467,051**

The accompanying Notes form an integral part of these consolidated financial statements.

Statements of Cash Flows for the Year Ended 30 June 2007

	Note	Consolidated		Parent Entity	
		2007 $000	2006 $000	2007 $000	2006 $000
Cash flows from operating activities					
Cash receipts from customers		2,782,854	2,448,346	53,015	32,567
Cash payments to suppliers and employees		(2,470,030)	(2,305,455)	(77,046)	(41,903)
Interest received		4,397	3,507	37,738	27,631
Interest and other costs of finance paid		(30,424)	(22,922)	(19,485)	(19,152)
Distributions from joint venture entities		10,879	10,311	-	-
Dividends received		-	111	65,000	60,000
GST paid		(121,107)	(63,765)	(767)	(851)
Income taxes paid		(46,284)	(10,166)	(2,745)	678
Other		(79)	41	(79)	-
Net cash from operating activities	21(b)	**130,206**	**60,008**	**55,631**	**58,970**
Cash flows from investing activities					
Payment for plant and equipment	13	(29,131)	(23,760)	(699)	(1,778)
Proceeds from sale of plant and equipment		3,934	577	-	-
Payment for software	14	(11,388)	(2,302)	(7,262)	(82)
Project establishment costs	14	(14,519)	(16,366)	-	-
Payment for other intangibles	14	(1,010)	-	-	-
Payment for subsidiaries (net of cash acquired and other adjustments)	22	(168,639)	(299,720)	(48,300)	(4,133)
Payment for/proceeds from other investments		290	(1,928)	-	-
Other		1,716	131	-	-
Net cash from investing activities		**(218,747)**	**(343,368)**	**(56,261)**	**(5,993)**
Cash flows from financing activities					
Net proceeds from issue of shares & conversion of options	20	42,563	162,187	42,563	162,187
Proceeds from borrowings		455,541	247,000	348,947	247,000
Repayment of borrowings		(334,859)	(27,873)	(334,500)	(399,527)
Payment of finance lease liabilities		(3,791)	(6,232)	-	-
Dividends paid	20	(60,633)	(46,245)	(60,633)	(46,245)
Net cash from financing activities		**98,821**	**328,837**	**(3,623)**	**(36,585)**
Net increase/(decrease) in cash and cash equivalents		**10,280**	**45,477**	**(4,253)**	**16,392**
Cash and cash equivalents at 1 July		**95,782**	**49,913**	**2,583**	**(13,809)**
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(4,270)	392	-	-
Cash and cash equivalents at 30 June	21(a)	**101,792**	**95,782**	**(1,670)**	**2,583**

The accompanying Notes form an integral part of these consolidated financial statements.

Notes to the Financial Statements for the Year Ended 30 June 2007

Note 1: Significant accounting policies

United Group Limited (**the Company** or **the parent entity**) is a company domiciled in Australia. The consolidated financial report of the Company for the year ended 30 June 2007 comprises the Company and its subsidiaries (together referred to as **the group** or **the consolidated entity**) and the consolidated entity's interest in jointly controlled entities.

The financial report was authorised for issue by the directors on 10th August 2007.

(i) Statement of compliance
The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (**AASB**) adopted by the Australian Accounting Standards Board (**AASB**) and the *Corporations Act 2001*. International Financial Report Standards (**IFRS**) form the basis of Australian Accounting Standards adopted by the AASB, and for the purpose of this report are called Australian equivalents to IFRS (**AIFRS**). The financial report of the consolidated entity and the Company also complies with the IFRS and interpretations adopted by the International Accounting Standards Board.

(ii) Basis of preparation
The financial report is presented in Australian dollars which is the Company's functional currency and the functional currency of the majority of the consolidated entity. The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

The Company and the consolidated entity has applied AASB 2005-9 *Amendments to Australian Accounting Standards* - Financial Guarantee Contracts (AASB 2005-09) for the first time from 1 July 2006. Under AASB 2005-09, liabilities arising from financial guarantee contracts, including Company guarantees of subsidiaries through deeds of cross guarantee, are initially recognised at fair value and subsequently at the higher of the amount determined in accordance with the measurement requirements of a provision and the amount initially recognised less cumulative amortisation. Previously, such contracts were recognised as a provision only if settlement was considered probable.

The change in accounting policy was applied retrospectively to financial guarantee contracts in existence as at or since 1 July 2005. Consistent with how the Company and the consolidated entity applied the requirements of AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement*, earlier periods were exempt from full retrospective application.

Certain standards and amendments available for early adoption have not been applied by the consolidated entity in these financial statements. The impact is likely to be minor as they largely relate to disclosure. The more significant of these are:

- AASB 7 *Financial Instruments: Disclosure* (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007.
- AASB 2005-10 *Amendments to Australian Accounting Standards* (September 2005) makes consequential amendments to AASB 132 *Financial Instruments: Disclosures and Presentation*, AASB 101 *Presentation of Financial Statements*, AASB 114 *Segment Reporting*, AASB 117 *Leases*, AASB 133 *Earnings per Share*, AASB 139 Financial *Instruments: Recognition and Measurement*, AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 4 *Insurance Contracts*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.
- AASB 8 *Operating Segments* (February 2007) replaces the presentation requirements of segment reporting in AASB 114 *Segment Reporting*. AASB 8 is applicable for annual reporting periods beginning on or after 1 January 2009.
- AASB 2007-04 makes consequential amendments to a number of standards and ensures that all options that currently exist under IFRS are included in the Australian equivalents to IFRS and eliminates additional Australian disclosures, other than those now considered particularly relevant in the Australian reporting environment. AASB 2007-04 is applicable for annual reporting periods beginning on or after 1 July 2007.

The consolidated entity will adopt AASB 7 and AASB 2005-10 in the 2008 financial year. The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard and amendment are concerned only with disclosures.

The consolidated entity plans to adopt AASB 8 in the 2010 financial year. The initial application of AASB 8 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard is only concerned with disclosures.

The consolidated entity will adopt AASB 2007-04 in the 2008 financial year. The potential impact of the initial application of AASB 2007-04 has not yet been determined.

In the prior financial year the consolidated entity adopted AASB 132: *Financial Instruments: Disclosure and Presentation* and AASB 139: *Financial Instruments: Recognition and Measurement* in accordance with the transitional rules of AASB 1: *First-time adoption of Australian Equivalents to International Financial Reporting Standards*. This change has been accounted for by adjusting the opening balance of the hedging reserve at 1 July 2005.

This financial report has been prepared in accordance with the historical cost convention and except for derivative financial instruments, which are stated at fair value, does not take into account changing money values or fair values of assets.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in Note 1 (xxvi) Accounting estimates and judgements.

The accounting policies set out below have been applied consistently to all periods presented in these financial statements. Where relevant, the accounting policies applied to the comparative period have been disclosed if they differ from the current reporting period. The accounting policies used have been consistently applied by each entity in the consolidated entity.

(iii) Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial report from the date that control commences until the date that control ceases.

Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

Jointly controlled entities

Joint ventures are those entities over whose activities the consolidated entity has joint control, established by contractual agreement.

In the consolidated financial statements, investments in jointly controlled entities, including partnerships, are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and the recoverable amount. The consolidated entity's share of the jointly controlled entity's net profit or loss is recognised in the consolidated income statement from the date joint control commences until the date it ceases.

Jointly controlled operations

The interest of the consolidated entity in unincorporated joint ventures are bought to account by recognising in the financial statements the assets it controls, the liabilities that it incurs, the expenses it incurs and its share of income from the sale of goods or services by the joint venture.

Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

(iv) Income tax

Income tax on the income statement for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax provision is the expected tax payable on the taxable income for the year, using tax rates substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates substantively enacted at balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation

The Company and its wholly owned Australian resident subsidiaries have formed a tax-consolidated group with effect from 1 July 2002 and are taxed as a single entity from that date. The head entity within the tax-consolidated group is United Group Limited.

Current tax expense, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the group allocation approach.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax-consolidated group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Nature of tax funding agreements and tax sharing agreements

The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable (payable) equal in amount to the tax liability (asset) assumed. The inter-entity receivables (payables) are at call.

Contributions to fund the current tax liabilities are payable in accordance with the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(v) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost is assigned on a standard cost basis with the exception of contract specific requirements to use an average cost basis.

Construction work in progress

Construction work in progress is stated at the aggregate of contracts costs incurred to date plus recognised profits less recognised losses and progress billings. If there are contracts where billings exceed the aggregate costs incurred including profit margins, the net amounts are presented under trade and other payables.

Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer under the terms and conditions of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's construction activities based on normal operating capacity.

(vi) Intangibles

Business combinations

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Following initial recognition, goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is no longer amortised but is tested annually for impairment (see accounting policy (x)), or more frequently if indicators of impairment exist.

Software

Software acquired by the consolidated entity is stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (x)). Internally developed software is capitalised once the project is assessed to be feasible. Costs incurred in determining project feasibility are expensed as incurred. The costs capitalised include consulting, licensing and direct labour costs.

Project establishment costs

Expenditure incurred in tendering and establishing facilities to provide construction or maintenance or other services under specific contracts are capitalised and amortised over the initial term of the contract.

Other intangible assets

Other intangible assets that are acquired by the consolidated entity are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (x)).

Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation

Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with indefinite useful lives are systematically tested for impairment at each annual balance sheet date. Software and other intangible assets are amortised from the date that they are available for use. The estimated useful lives in the current and comparative periods are as follows:

	Life
Software	1-5 years
Project establishment costs	Initial contract term
Other intangible assets	5-10 years

(vii) Revenue recognition

Goods sold and services rendered

Revenue from sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at balance sheet date. The stage of completion is assessed by reference to work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due or if the costs incurred or to be incurred cannot be measured reliably.

Contracts service revenue

Contract revenue and expenses are generally recognised on an individual contract basis using percentage of completion method when the stage of contract completion can be reliably determined, costs to date can be clearly identified, and total contract revenue and costs to complete can be reliably estimated. Two or more contracts are treated as a single contract where the contracts are negotiated as a single package, are closely interrelated and are performed concurrently or in a continuous sequence.

Profit recognition for lump sum fixed price contracts does not commence until cost to completion can be reliably measured. This is generally between 15% and 30% complete.

Stage of contract completion is generally measured by reference to physical completion. An assessment of total labour hours and other costs incurred to date as a percentage of estimated total costs for each contract is used if it is an appropriate proxy for physical completion. Task-lists, milestones, etc are also used to calculate or confirm the percentage of completion if appropriate.

Where the outcome of a contract cannot be reliably estimated, contract costs are expensed as incurred. Where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred. An expected loss is recognised immediately as an expense.

Interest revenue
Interest revenue is recognised as it accrues, using the effective interest method.

Dividends
Revenue from distributions from subsidiaries is recognised by the parent entity when they are declared by the subsidiaries.

Revenue from dividends from investment in jointly controlled entities and other investments is recognised when dividends are receivable.

(viii) Cash and cash equivalents
Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less.

Bank overdrafts that are repayable on demand and form an integral part of the consolidated entities cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(ix) Property, plant and equipment
Owned assets
Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of self constructed assets includes the cost of materials, direct labour and an appropriate portion of production overheads. The cost of self constructed and acquired assets includes (i) the initial estimate at the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets
Leases in terms of which the consolidated entity assumes substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are stated at an amount equal to the lower of fair value and the present value of minimum lease payment at inception of the lease, less accumulated depreciation (see below) and impairment losses (see accounting policy (x)).

Sale of non-current assets
The net gain or loss on disposal is included in the income statement at the date control of the asset passes to the buyer, usually when an unconditional contract for sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal (including incidental costs).

Subsequent costs
The consolidated entity recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

Depreciation
The depreciable amount of all fixed assets including building and capitalised leased assets, but excluding freehold land, is depreciated over their useful lives on a straight line basis commencing from the time the asset is ready for use.

	Life
Buildings	40 years
Plant and equipment	3-20 years or the term of the lease

The residual value, the useful life and the depreciation method applied to an asset are reassessed at least annually.

(x) Impairment
The carrying amounts of the consolidated entity's assets, other than cash and cash equivalents, inventories, construction contract assets, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revalution with any excess recognised through the income statement.

Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Reversal of impairment
Impairment losses, other than in respect of goodwill, are reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine recoverable amount. An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of a held to maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss is reversed only to the extent that the assets carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Recoverable amount
The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is considered to be impaired and is written down to its recoverable amount. Where net cash inflows are not largely independent, recoverable amount is determined for the cash generating unit to which the asset belongs. The decrement in the carrying amount is recognised as an expense in the reporting period in which the impairment loss occurs.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment.

(xi) Trade and other receivables
Trade receivables and other receivables are stated at cost less impairment losses (refer accounting policy (x)).

(xii) Investments
Investments in subsidaries are carried at cost. Cost includes the purchase price of the entity as well as directly attributable costs associated with the acquisition. Directly attributable costs are capitalised only once there is written agreement to acquire the entity.

(xiii) Trade and other payables
Liabilities are recognised for amounts to be paid in the future for goods or services received. Trade accounts payable are normally settled within 60 days.

(xiv) Interest bearing loans and borrowings
Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowing on an effective interest basis.

(xv) Foreign currencies
Transactions
Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

Foreign operations
The assets and liabilities including goodwill and fair value adjustments arising on consolidation of foreign operations are translated into Australian currency at rates of exchange current at balance date, while revenues and expenses are translated at approximately the foreign exchange rates ruling at the date of the transaction. Exchange differences arising on translation are taken to the foreign currency translation reserve.

(xvi) Finance costs
Finance costs comprise interest payable on borrowings calculated using the effective interest rate method and foreign exchange gains or losses. The interest expense component of finance lease payments is recognised in the income statement using the effective interest method.

(xvii) Lease payments
Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

Finance lease payments
Minimum lease payments are apportioned between the finance charge and reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(xviii) Employee benefits
Provision has been made in the financial statements for benefits accruing to employees in relation to annual leave, long service leave, workers' compensation and vested sick leave. No provision is made for non-vesting sick leave.

All on-costs, including payroll tax, workers' compensation premiums and fringe benefits tax are included in the determination of provisions. Vested sick leave, and the current portion of annual leave, long service leave and workers' compensation provisions are measured at the amount of the expected payment to the employee.

The portions of annual leave, long service leave and workers' compensation provisions expected to be settled later than one year, are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.
Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(xix) Share based payments
Certain employees are entitled to participate in option ownership schemes. The fair value of options granted is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the vesting period being the period during which the employees become unconditionally entitled to the options. The fair value of options granted is measured using a binomial model, taking into account the terms and conditions upon which the options were granted. The amount recognised in expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

(xx) Provisions
Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Warranties
Provision is made for the estimated liability on all products still under warranty at balance date. This provision is estimated having regard to service warranty experience.

Contract
When it is probable that the total contract costs will exceed total contract revenue the expected loss will be recognised as an expense immediately.

Insurance
The consolidated entity self insures for some risks, including workers compensation, in some states. Provision is made for the consolidated entity's obligations for both incurred and incurred but not reported (IBNR) insurance claims through an actuarial assessment based on prior claims history.

(xxi) Earnings per share
Basic earnings per share
Basic earnings per share is determined by dividing net profit after income tax attributable to ordinary shareholders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(xxii) Australian goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(xxiii) Financial Instruments
Non-derivative financial instruments
Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured at amortised cost using the effective interest rate method, less any impairment losses.

A financial instrument is recognised if the consolidated entity becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the consolidated entity's contractual rights to cash flows from the financial assets expire or if the consolidated entity transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Financial liabilities are derecognised if the consolidated entity's obligations specified in the contract expire or are discharged or cancelled.

Derivative financial instruments
The consolidated entity uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks. The consolidated entity does not speculate in foreign currency or interest rate dealings. The purposes for which specific derivative instruments are used are as follows:

- Foreign currency
  Foreign currency forward exchange contracts are purchased to hedge project specific transactions. These are used to hedge the functional currency dollar value of contractual risks and benefits and are set at the beginning of each relevant project.

- Interest rates
  The consolidated entity may raised term debt at both fixed and floating rates. The interest rate on a portion of the long term debt may be fixed by way of an interest rate swap arrangement.

Derivative financial instruments are stated at fair value. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swaps is determined by reference to market values for similar instruments.

(xxiv) Hedging
On entering into a hedging relationship, the consolidated entity formally designates and documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

Cash Flow Hedges
The consolidated entity classifies derivatives as cash flow hedges when they hedge exposure to variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(xxv) Share capital
Dividends are recognised as a liability in the period in which they are declared.

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(xxvi) Accounting estimates and judgements
Capitalisation of tender costs
In accordance with accounting policy note (vi), expenditure incurred in relation to a tender is capitalised and amortised over the initial term of the contract, where the costs can be separately identified and measured reliably and it is probable that the contract will be obtained. Judgement is exercised in determining whether it is probable that the contract will be obtained. An error in judgement would result in tender costs being recognised in the income statement in the following year.

Impairment of goodwill and intangibles with indefinite useful lives
The consolidated entity assesses whether goodwill and intangibles with indefinite useful lives are impaired at least annually in accordance with the accounting policy in note (x). These calculations involve an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated.

Insurance Provisions
Actuarial assumptions are utilised in the determination of provisions for IBNR insurance claims as referred to in accounting policy note (xx).

Note 2: Statement of operations by segments

Business Segments – Primary reporting

United Group is a diversified infrastructure and services group specialising in operations in engineering, fabrication, manufacturing, maintenance, construction and business process outsourcing including property services, such as corporate real estate and facilities management.

United Group has 11,099 employees in Australia, New Zealand, Asia, United States and parts of Europe and the Middle East. The Company has a client base that includes local and national governments and blue chip corporations. The consolidated entity comprises of the following main business segments:

United Group Limited Infrastructure provides industrial maintenance, manufacturing and engineering services to sectors as diverse as water, power, transport, communications and defence.

United Group Limited Rail is a provider of design, manufacturing, engineering, maintenance and spare parts solutions to the rail and light rail sectors.

United Group Limited Resources provides manufacturing, project management, construction, maintenance and asset management services to clients in the resources, oil and gas, petrochemicals, chemicals and minerals industry.

United Group Limited Services is an outsourcing company with global operations. Service delivery solutions include corporate real estate, facilities management, finance and accounting, human resource management, procurement and learning.

Business Segments – Primary Reporting

2007 $000	Infrastructure	Rail	Resources	Services	Elim	Consolidated
Segment Revenue:						
- External sales	721,543	1,060,149	356,331	411,498		2,549,521
- Intersegment	565	172	10,058	4,590	(15,385)	-
- Other revenue			1,839			1,839
- Unallocated						168
	722,108	1,060,321	368,228	416,088	(15,385)	2,551,528
Segment result (before financing costs and tax)	39,034	46,612	37,047	35,727		158,420
Unallocated						(22,264)
Share of joint ventures net profit	12,107		4,523	(67)		16,563
Net financing costs						(27,709)
Profit before tax						125,010
Income tax expense						(33,664)
Profit for the year						91,346
Segment assets	250,717	746,735	126,092	296,005		1,419,549
Investment in joint ventures	3,089		4,038	347		7,474
Unallocated assets						126,177
Total assets						1,553,200
Segment liabilities	(201,424)	(253,713)	(57,390)	(197,483)		(710,010)
Unallocated liabilities						(248,332)
Total liabilities						(958,342)
Acquisition of segment assets	15,217	3,941	16,502	166,302		201,962
Acquisition of unallocated assets						7,911
Total acquisition of assets						209,873
Depreciation & amortisation	(8,313)	(7,982)	(4,899)	(9,269)		(30,463)
Unallocated depreciation & amortisation						(850)
Total depreciation & amortisation						(31,313)
Other non-cash items	10,085	7,912	(1,999)	190		16,188
Unallocated other non-cash items						14,183
Total Other non-cash items						30,371

2006 $000	Infrastructure	Rail	Resources	Services	Elim	Consolidated
Segment Revenue:						
- External sales	535,517	959,526	471,951	265,389		2,232,383
- Intersegment	1,670	898	7,647	4,392	(14,607)	-
- Other revenue	5					5
- Unallocated						42
	537,192	960,424	479,598	269,781	(14,607)	2,232,430
Segment result (before financing costs and tax)	29,279	50,251	30,515	23,771		133,816
Unallocated						(18,211)
Share of joint ventures net profit	7,328			39		7,367
Net financing costs						(17,137)
Profit before tax						105,835
Income tax expense						(27,092)
Profit for the year						78,743
Segment assets	225,566	788,667	102,412	126,645		1,243,290
Investment in joint ventures	1,376			462		1,838
Unallocated assets						111,364
Total assets						1,356,492
Segment liabilities	(204,410)	(316,414)	(49,396)	(95,238)		(665,458)
Unallocated liabilities						(170,270)
Total liabilities						(835,728)
Acquisition of segment assets	190,473	173,873	21,063	7,145		392,554
Acquisition of unallocated assets						1,860
Total acquisition of assets						394,414
Depreciation & amortisation	(8,657)	(6,751)	(2,313)	(8,853)		(26,574)
Unallocated depreciation & amortisation						(574)
Total depreciation & amortisation						(27,148)
Other non-cash items	2,555	621	(3,000)	(3,240)		(3,064)
Unallocated other non-cash items						2,839
Total other non-cash items						(225)

Geographical Segments – Secondary reporting

	Segment revenues from sales to external customers		Segment assets		Acquisitions of property, plant and equipment, intangibles and other non current assets	
	2007 $000	2006 $000	2007 $000	2006 $000	2007 $000	2006 $000
Australia	2,183,053	1,982,820	1,156,493	1,160,491	35,116	389,342
Pacific	124,650	131,935	56,099	70,878	1,471	2,341
Asia	141,140	117,675	125,295	125,123	3,610	2,731
North America	102,685	-	215,313	-	169,676	-
	2,551,528	2,232,430	1,553,200	1,356,492	209,873	394,414

(i) Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arms-length" basis and are eliminated on consolidation.

(ii) The acquisition of segment assets includes the assets of subsidiaries acquired.

(iii) The Pacific geographical segment includes New Zealand whilst the Asian geographical segment includes Hong Kong, Singapore, Malaysia and Thailand. The North America geographic segment includes USA, Canada and Mexico.

Note 3: Depreciation and amortisation

	Consolidated 2007 $000	Consolidated 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Depreciation	23,610	20,926	694	542
Amortisation of software	4,733	4,204	156	32
Amortisation of project establishment costs	2,315	2,018	-	-
Amortisation of other intangibles	655	-	-	-
	31,313	27,148	850	574

Note 4: Finance costs

	Consolidated 2007 $000	Consolidated 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Interest expense	28,485	18,168	20,002	16,019
Other borrowing costs	4,131	2,750	1,338	1,119
	32,616	20,918	21,340	17,138

Note 5: Income tax expense

	Consolidated 2007 $000	Consolidated 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Recognised in the income statement				
Current tax expense				
Current year	44,145	41,911	782	2,273
Adjustments for prior years	(6,329)	(3,683)	(1,288)	(114)
	37,816	38,228	(506)	2,159
Deferred tax expense				
Origination and reversal of temporary differences	(4,152)	(11,136)	2,181	(3,014)
	(4,152)	(11,136)	2,181	(3,014)
Total income tax expense in income statement	33,664	27,092	1,675	(855)
Deferred tax recognised directly in equity				
Relating to equity securities	141	(316)	141	(316)
	141	(316)	141	(316)
The prima facie income tax expense on pre-tax accounting profit reconciles to the income tax expense in the financial statements as follows:				
Profit before income tax	125,010	105,835	70,271	54,877
Prima facie tax thereon at 30%	37,503	31,751	21,081	16,463
Adjusted for:				
- Equity settled share based payments	1,308	855	1,308	855
- Inter company dividend income	-	-	(19,500)	(18,000)
- Research and development expenses	(500)	(1,471)	-	-
- Other non deductible/(assessable) expenses	866	213	74	(59)
- Overseas tax rate differential	(470)	(573)	-	-
- Tax losses not recognised	1,286	-	-	-
Under/(over) provision in prior years	(6,329)	(3,683)	(1,288)	(114)
Income tax expense/(benefit)	33,664	27,092	1,675	(855)

Note 6: Cash and cash equivalents

	Consolidated 2007 $000	Consolidated 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Bank balances	62,380	85,747	-	2,581
Call deposits	40,856	9,735	-	-
Petty cash	228	300	2	2
	103,464	95,782	2	2,583

Note 7: Trade and other receivables	Consolidated 2007 $000	Consolidated 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Current				
Trade and other debtors	342,477	299,305	152	136
Amounts receivable from subsidiaries	-	-	81,648	92,465
Retentions withheld on contracts in progress	1,413	820	-	-
	343,890	300,125	81,800	92,601
Non-current				
Amounts receivable from subsidiaries	-	-	503,527	514,271
	-	-	503,527	514,271

The amounts receivable from subsidiaries are unsecured and payable on demand. Interest is charged on the average balance at a rate of 6.9%. Trade and other debtors are shown net of impairment losses of $1,423,000 (2006: $299,000) recognised in the current year.

Note 8: Inventories

	Consolidated 2007 $000	Consolidated 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Current				
Raw materials and stores at net realisable value	76,773	72,442	-	-
Construction work in progress (refer below)	126,829	153,088	-	-
	203,602	225,530	-	-
Aggregate of costs and profits recognised on contracts in progress	2,207,831	1,818,283	-	-
Progress billings and advances received on contracts in progress	(2,183,350)	(1,742,707)	-	-
Net construction work in progress	24,481	75,576	-	
Net construction work in progress comprises:				
Amounts due from customers – work in progress	126,829	153,088	-	-
Amounts due to customers – included in amounts payable on construction contracts and billings in advance	(102,348)	(77,512)	-	-
	24,481	75,576	-	-

Note 9: Current tax assets and liabilities

The current tax asset for the consolidated entity of $5,427,000 (2006: $1,020,000) and for the parent entity of Nil (2006: Nil) represents the amount of income tax recoverable in respect of current and prior financial periods that arise from the payment of tax in excess of amounts due to the relevant tax authority. The current tax liability of the consolidated entity of $8,647,000 (2006: $29,468,000) and for the parent entity of $6,659,000 (2006: $27,269,000) represents the amount of income tax payable in respect of current and prior financial periods. In accordance with tax consolidation legislation, the parent entity as head entity of the tax-consolidated group has assumed the current tax liability (asset) initially recognised by the members in the tax-consolidated group.

Note 10: Other assets

	Consolidated 2007 $000	Consolidated 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Current				
Prepayments and other	87,391	56,688	1,527	1,865
	87,391	56,688	1,527	1,865
Non-current				
Other	6,716	21,356	638	1,437
Costs incurred in relation to acquisitions yet to be completed	298	89	298	89
	7,014	21,445	936	1,526

Note 11: Investments accounted for using the equity method	Note	Consolidated 2007 $000	Consolidated 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Joint venture entities	33	7,474	1,838	-	-

Note 12: Other investments

	Consolidated		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
Current				
Other financial instruments	-	1,667	-	-
	-	1,667		-
Non-current				
Shares in subsidiaries at cost	-	-	185,040	144,925
Shares in unlisted entities at fair value	-	290	-	-
	-	290	185,040	144,925

Note 13: Property, plant and equipment

	Consolidated		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
Property, plant and equipment at cost:				
Freehold land				
Cost:				
Opening balance	17,329	9,187	-	-
Additions	-	2	-	-
Acquisition through subsidiaries acquired	-	8,140	-	-
Disposals	(105)	-	-	-
Closing balance/net book value	17,224	17,329	-	-
Buildings				
Cost:				
Opening balance	63,063	50,846	-	-
Additions	436	408	-	-
Acquisition through subsidiaries acquired	-	11,784	-	-
Foreign exchange movement	27	25	-	-
Disposals	(599)	-	-	-
Closing balance	62,927	63,063	-	-
Accumulated depreciation:				
Opening balance	(12,072)	(10,257)	-	-
Depreciation for the year	(2,248)	(1,819)	-	-
Foreign exchange movement	18	4	-	-
Disposals	94	-	-	-
Closing balance	(14,208)	(12,072)	-	-
Net book value	48,719	50,991	-	-
Plant and equipment				
Cost:				
Opening balance	149,867	118,779	2,615	837
Additions	28,695	23,350	699	1,778
Acquisition through subsidiaries acquired	9,778	13,367	-	-
Transfer to/from software/leased assets	66	82	-	-
Foreign exchange movement	(1,806)	(526)	-	-
Disposals	(8,525)	(5,185)	(98)	-
Closing balance	178,075	149,867	3,216	2,615
Accumulated depreciation:				
Opening balance	(92,096)	(79,577)	(1,038)	(496)
Depreciation for the year	(17,250)	(14,033)	(694)	(542)
Acquisition through subsidiaries acquired	(7,830)	(3,636)	-	-
Transfer to/from software/leased assets	(111)	-	-	-
Foreign exchange movement	1,618	308	-	-
Disposals	7,389	4,842	98	-
Closing balance	(108,280)	(92,096)	(1,634)	(1,038)
Net book value	69,795	57,771	1,582	1,577

Note 13: Property, plant and equipment

	Consolidated		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
Plant and equipment under lease				
Cost:				
Opening balance	20,372	18,882	-	-
Additions	3,001	4,122	-	-
Acquisition through subsidiaries acquired	5,054	-	-	-
Transfer to/from plant and equipment	(188)	-	-	-
Foreign exchange movement	(163)	(3)	-	-
Disposals	(8,140)	(2,629)	-	-
Closing balance	19,936	20,372	-	-
Accumulated depreciation:				
Opening balance	(10,254)	(8,535)	-	-
Depreciation for the year	(4,112)	(5,074)	-	-
Acquisition through subsidiaries acquired	(4,834)	-	-	-
Transfer to/from plant and equipment	132	-	-	-
Foreign exchange movement	302	850	-	-
Disposals	7,019	2,505	-	-
Closing balance	(11,747)	(10,254)	-	-
Net book value	8,189	10,118	-	-
Total property, plant and equipment at cost	278,162	250,631	3,216	2,615
Total property, plant and equipment accumulated depreciation	(134,235)	(114,422)	(1,634)	(1,038)
Total property, plant and equipment net	143,927	136,209	1,582	1,577

Note 14: Intangible assets

	Consolidated		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
Goodwill				
Cost:				
Opening balance	457,991	127,341	-	-
Acquisition through subsidiaries acquired	139,488	330,650	-	-
Foreign exchange movement	(16,186)	-	-	-
Closing balance	581,293	457,991	-	-
Project establishment costs				
Cost:				
Opening balance	23,648	7,282	-	-
Project costs capitalised	14,519	16,366	-	-
Write-off of project establishment costs[1]	(18,546)			
Foreign exchange movement	(110)	-	-	-
Closing balance	19,511	23,648	-	-
Accumulated amortisation:				
Opening balance	(5,918)	(3,900)	-	-
Amortisation for the year	(2,315)	(2,018)	-	-
Write-off of project establishment costs	482			
Foreign exchange movement	46	-	-	-
Closing balance	(7,705)	(5,918)	-	-
Net book value	11,806	17,730	-	-
Software				
Cost:				
Opening balance	19,725	17,069	163	81
Additions	4,775	2,302	649	82
Acquisition through subsidiaries acquired	68	289	-	-
Transfer to/from plant and equipment	122	(82)	-	-
Foreign exchange movement	(285)	170	-	-
Disposals	(5)	(23)	-	-
Closing balance	24,400	19,725	812	163

Note 14: Intangible assets

	Consolidated		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
Accumulated amortisation:				
Opening balance	(14,036)	(9,876)	(48)	(16)
Amortisation for the year	(4,733)	(4,204)	(156)	(32)
Transfer to/from plant and equipment	(21)			
Foreign exchange movement	248	21	-	-
Disposals	5	23	-	-
Closing balance	(18,537)	(14,036)	(204)	(48)
Net book value	5,863	5,689	608	115
Software under development				
Cost:				
Opening balance	-	-	-	-
Additions	6,613	-	6,613	-
Closing balance	6,613	-	6,613	-
Other				
Cost:				
Opening balance	4,782	91	-	-
Additions	1,010	-	-	-
Acquisition through subsidiaries acquired	9,100	4,700	-	-
Foreign exchange movement	-	(9)	-	-
Closing balance	14,892	4,782	-	-
Accumulated amortisation:				
Opening balance	(55)	(28)	-	-
Amortisation for the year	(655)	(27)	-	-
Closing balance	(710)	(55)	-	-
Net book value	14,182	4,727	-	-
Total intangibles at cost	665,558	524,995	7,425	163
Total intangibles accumulated amortisation	(45,801)	(38,858)	(204)	(48)
Total intangibles net	619,757	486,137	7,221	115

1. In October 2006 capitalised costs of $18,063,000 in relation to the StarTransit tender were written off.

Impairment tests for cash generating units containing goodwill

The following cash generating units have significant carrying amounts of goodwill.

	Consolidated		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
Infrastructure	103,414	10,719	-	-
Rail	225,816	16,244	-	-
Resources	22,534	21,587	-	-
Services	229,529	100,106	-	-
Unallocated	-	309,335	-	-
Total goodwill	581,293	457,991	-	-

The recoverable amount of the cash generating unit is based on value in use calculations. The calculations use cash flow projections based on the following year's budget and plan, extended over a period of five years. Cash flows into perpetuity are extrapolated using a growth factor relevant to the sector and business plan. A pre-tax discount rate is applied adjusted for the risk of the industry in which each unit operates.

Note 15: Deferred tax assets and liabilities

	Consolidated		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
Deferred Tax Assets				
Temporary differences	31,254	29,761	4,349	6,509
	31,254	29,761	4,349	6,509
Deferred Tax Liabilities				
Temporary differences	3,398	149	-	-
	3,398	149	-	-
Unrecognised Deferred Tax Balances				
Deferred Tax Assets				
Tax losses - revenue	1,586	419	-	-
Tax losses - capital	3,874	3,874	3,874	3,874
Foreign tax credits	733	1,280	733	1,280
	6,193	5,573	4,607	5,154
The potential future income tax benefit arising from tax losses of subsidiaries has not been recognised as an asset because recovery of the tax losses is not regarded as virtually certain.	5,460	4,293	3,874	3,874

The potential future income tax benefit will only be obtained if:

- the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised;
- the relevant company continues to comply with the conditions for deductibility imposed by the law; and
- no changes in tax legislation adversely affect the relevant company in realising the benefit.

	Consolidated		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
Gross Deferred Tax Assets				
Provisions	20,768	20,395	2,882	5,062
Employee benefits	23,514	20,776	491	402
Property, plant & equipment	1,557	-	325	150
Inventories	2,104	516	-	-
Equity	663	804	663	804
Other	502	107	9	102
	49,108	42,598	4,370	6,520
Amount netted against deferred tax liabilities in accordance with AASB112	(17,854)	(12,837)	(21)	(11)
Net deferred tax assets	31,254	29,761	4,349	6,509
Gross Deferred Tax Liabilities				
Property, plant & equipment	(643)	(1,299)	-	-
Intangible assets	(3,564)	(221)	-	-
Research & development	(2,383)	(2,383)	-	-
Income recognition	(12,336)	(7,269)	(21)	(11)
Deferred expenditure	(2,093)	(1,787)	-	-
Other	(233)	(27)	-	-
	(21,252)	(12,986)	(21)	(11)
Amount netted against deferred tax assets in accordance with AASB112	17,854	12,837	21	11
Net deferred tax liabilities	(3,398)	(149)	0	0
Income Statement				
Provisions	373	2,425	(2,180)	2,892
Employee benefits	2,738	1,555	89	93
Property, plant & equipment	2,213	(460)	175	147
Inventories	1,588	170	-	-
Intangible assets	(7)	654	-	-
Research & development	-	9,454	-	-
Income recognition	(5,067)	(5,611)	(10)	95
Deferred expenditure	(306)	(442)	-	-
Other	189	71	(93)	97
Deferred tax expense/(credit)	1,721	7,816	(2,019)	3,324

Note 16: Trade and other payables

	Consolidated 2007 $000	Consolidated 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Current				
Unsecured liabilities:				
- trade creditors and accruals	259,921	253,326	5,325	6,237
- amounts payable to subsidiaries	-	-	249	84
- work in progress accruals	57,574	40,999	-	-
- billings in advance	102,348	77,512	-	-
	419,843	371,837	5,574	6,321
Non-current				
Unsecured liabilities:				
- loan from subsidiaries	-	-	1	114
	-	-	1	114

The amounts payable to subsidiaries are unsecured, interest free and payable on demand.

Note 17: Loans and borrowings

	Consolidated 2007 $000	Consolidated 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Current				
Unsecured liabilities:				
- bank overdraft	1,672	-	1,672	-
- bank loan	22,486	432	20,000	-
- other loan	180	180	-	-
Secured liabilities:				
- lease liability	3,207	4,498	-	-
	27,545	5,110	21,672	-
Non-current				
Unsecured liabilities:				
- bank loan	220,000	249,486	220,000	247,000
- other loan	1,304	1,043	-	-
- US Notes	117,261	-	-	-
Secured liabilities:				
- lease liability	4,559	5,251	-	-
	343,124	255,780	220,000	247,000

Lease liabilities are secured by a charge over the leased assets.

2007 bank loans are drawn under term debt facilities which mature on 14 December 2007 ($20,000,000), 27 July 2007 ($2,486,000), 8 July 2008 ($80,000,000), 12 July 2008 ($90,000,000) and 8 July 2009 ($50,000,000). The other loan is a term debt facility which matures on 30 June 2015. Interest rates are floating with an interest rate swap in place to cover $2.7 million. The average interest rate applicable at 30 June 2007 including the effect of the interest rate swap was 6.9%.

During the year the consolidated entity undertook the placement of USD$100m of debt in the US private note market. The facility is in two equal tranches of 10 and 12 years and is at fixed interest rates of 6.13% and 6.23% respectively. The debt was used to partially finance the acquisition of Equis Corporation.

Finance Facilities

a) The consolidated entity has access to the following lines of credit:

	Consolidated 2007 $000	Consolidated 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Credit facility	534,305	474,908	525,000	465,000
Amount utilised	244,158	249,918	241,672	247,000
Unused credit facility	290,147	224,990	283,328	218,000
Facilities are summarised as follows:				
Bank overdraft	18,513	18,601	15,000	15,000
Standby	20,000	20,000	20,000	20,000
Term debt	495,792	436,307	490,000	430,000
	534,305	474,908	525,000	465,000

Note 17: Loans and borrowings

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$000	$000	$000	$000
b) Bank guarantee and/or letter of credit facilities provided by several financial institutions:				
Guarantee and/or letter of credit	565,696	486,845	520,000	450,000
Amount utilised	476,031	337,517	136	136
Unused guarantee	89,665	149,328	519,864	449,864
c) Unsecured bond facilities provided by surety entities				
Bonds in aggregate	21,687	35,000	21,687	35,000
Amount utilised	5,542	7,456	-	-
Unused bonds	16,145	27,544	21,687	35,000
Finance lease liabilities				
Payable:				
- not later than one year	3,746	5,065	-	-
- later than one year but not later than five years	5,309	5,712	-	-
- later than five years	-	-	-	-
Minimum lease payments	9,055	10,777	-	-
Less future finance charges	(1,289)	(1,028)	-	-
Total lease liability	7,766	9,749	-	-
Reconciled to:				
- current liabilities	3,207	4,498	-	-
- non-current liabilities	4,559	5,251	-	-
	7,766	9,749	-	-

The leases have been entered into as a means of funding the acquisition of minor items of plant and equipment and acquiring access to property and vehicles. Rental payments are generally fixed.

Note 18: Derivatives

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$000	$000	$000	$000
Current				
Foreign currency forward contracts	2,252	2,801	-	-
Interest rate swaps	69	-	-	-
	2,321	2,801	-	-
Non-current				
Foreign currency forward contracts	384	335	-	-
Interest rate swaps	-	130	-	-
	384	465	-	-

Note 19: Provisions

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$000	$000	$1000	$000
Current				
Employee entitlements	105,134	93,420	3,722	3,483
Warranty and contract	10,068	23,764	2,880	10,500
Other	8,217	13,391	566	1,459
	123,419	130,575	7,168	15,442
Warranty and contract provision movement				
Opening balance	23,764	9,182	10,500	3,400
Increase through acquisition	-	4,917	-	-
Provisions made during the year	3,752	14,854	-	8,100
Provisions used during the year	(7,991)	(1,590)	-	-
Provisions reversed during the year	(9,380)	(3,599)	(7,620)	(1,000)
Foreign exchange movement	(77)	-	-	-
Closing balance	10,068	23,764	2,880	10,500
Other provision movement				
Opening balance	13,391	586	1,459	467
Increase through acquisition	2,060	7,817	-	-
Provisions made during the year	6,043	5,859	-	1,453
Provisions used during the year	(12,973)	(228)	(893)	-
Provisions reversed during the year	(299)	(643)	-	(461)
Foreign exchange movement	(5)	-	-	-
Closing balance	8,217	13,391	566	1,459
Non-current				
Employee entitlements	13,878	15,846	-	-
Warranty and contract	10,816	11,750	-	-
IBNR insurance claims	2,860	2,660	2,860	2,660
Other	2,107	9,287	308	115
	29,661	39,543	3,168	2,775
Warranty and contract provision movement				
Opening balance	11,750	1,584	-	-
Increase through acquisition	-	9,852	-	-
Provisions made during the year	2,636	314	-	-
Provisions used during the year	(485)	-	-	-
Provisions reversed during the year	(3,085)	-	-	-
Closing balance	10,816	11,750	-	-
IBNR insurance claims provision movement				
Opening balance	2,660	1,560	2,660	1,560
Provisions made during the year	200	1,100	200	1,100
Closing balance	2,860	2,660	2,860	2,660
Other provision movement				
Opening balance	9,287	1,671	115	36
Increase through acquisition	823	7,729	-	-
Provisions made during the year	(5,610)	179	189	78
Provisions used during the year	(2,232)	(323)	-	-
Provisions reversed during the year	(118)	-	-	-
FX movements	(47)	24	-	-
Unwinding of discount	4	7	4	1
Closing balance	2,107	9,287	308	115

Note 20: Capital and reserves

Reconciliation of movement in capital and reserves

Consolidated 2007 $000	Translation Reserve	Hedging Reserve	Employee Equity Benefit Reserve	Total Reserves	Share Capital	Retained Earnings	Total	Minority Interest	Total Equity
Balance at 1 July 2006	(2,998)	(3,266)	5,997	(267)	423,387	97,598	520,718	46	520,764
Total recognised income and expense	(3,908)	561		(3,347)		92,701	89,354	(1,355)	87,999
Shares issued				-	42,563		42,563		42,563
Equity settled share based payments			4,165	4,165			4,165		4,165
Dividends to shareholders				-		(60,633)	(60,633)		(60,633)
Balance at 30 June 2007	(6,906)	(2,705)	10,162	551	465,950	129,666	596,167	(1,309)	594,858
Consolidated 2006 $000									
Balance at 1 July 2005	(572)	(2,990)	3,147	(415)	261,200	65,146	325,931		325,931
Total recognised income and expense	(2,426)	(276)		(2,702)		78,697	75,995	46	76,041
Shares issued				-	162,187		162,187		162,187
Equity settled share based payments			2,850	2,850			2,850		2,850
Dividends to shareholders				-		(46,245)	(46,245)		(46,245)
Balance at 30 June 2006	(2,998)	(3,266)	5,997	(267)	423,387	97,598	520,718	46	520,764

Parent Entity 2007 $000	Employee Equity Benefit Reserve	Total Reserves	Share capital	Retained earnings	Total equity
Balance at 1 July 2006	5,997	5,997	423,387	37,667	467,051
Total recognised income and expense				68,596	68,596
Shares issued			42,563		42,563
Equity settled share based payments	4,165	4,165			4,165
Dividends to shareholders				(60,633)	(60,633)
Balance at 30 June 2007	10,162	10,162	465,950	45,630	521,742
Parent Entity 2006 $000					
Balance at 1 July 2005	3,147	3,147	261,200	28,180	292,527
Total recognised income and expense		-		55,732	55,732
Shares issued		-	162,187		162,187
Equity settled share based payments	2,850	2,850			2,850
Dividends to shareholders		-		(46,245)	(46,245)
Balance at 30 June 2006	5,997	5,997	423,387	37,667	467,051

Translation Reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity as well as from the translation of loans between the Company and foreign subsidiaries.

Hedge Reserve

The hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions where settlement has not yet occurred.

Employee Equity Benefits Reserve

The employee equity benefits reserve represents expense associated with equity settled compensation, under the Employee Share Option Plan.

Share Capital

	Consolidated		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
(a) Issued and paid-up capital				
137,694,964 (2006 - 133,471,928) ordinary shares	465,950	423,387	465,950	423,387

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

	2007		2006	
	$000	Number of ordinary shares	$000	Number of ordinary shares
(b) Movements in contributed equity				
Opening balance	423,387	133,471,928	261,200	118,352,394
Shares issued in placement net of costs	-	-	136,613	11,493,176
Shares issued to Mr R Leupen (refer to (ii) below)	4,341	339,116	-	-
Treasury shares paid	2,860	550,000	-	-
Shares issued pursuant to Employee Share Option Plan (refer to Note 26) & (refer to (iii) below)	3,904	874,000	3,309	975,710
Shares issued under Share Purchase Plan net of costs (refer to (i) below)	31,458	2,459,920	22,265	2,650,648
Closing balance	465,950	137,694,964	423,387	133,471,928

(i) On 28 July 2006 the Company issued 2,459,920 shares under a share purchase plan (**SPP**). The SPP enabled United Group shareholders to purchase up to 390 shares each at $12.80 per share. The shares were issued to partially fund the acquisition of UGL Equis.

(ii) On 8 November 2006 the Company issued 339,116 shares to Mr R Leupen at $12.80 per share.

(iii) At various dates throughout the year ended 30 June 2007, the Company issued 874,000 shares, pursuant to the exercise of options under the Employee Share Option Plan, at exercise prices ranging between $2.99 and $7.64.

The number of ordinary shares noted above differs to the share registry by 750,000. For accounting purposes treasury shares are treated as options under AASB 132: Financial Instruments: Disclosure and Presentation.

(c) Subsequent events

In July 2007, the Company undertook an institutional and conditional placement of 18.7 million shares with a total value of $318 million. These shares will be used to partially fund the acquisition of UNICCO Services Company Inc. As part of the equity raising a share purchase plan is being undertaken. Eligible shareholders can purchase up to $5,000 worth of shares at an issue price of $17 per share.

(d) Dividends	2007 $000	2006 $000
Dividends recognised in the current year by the Company are:		
Final dividend of 24 cents (2006 – 20 cents) per share, fully franked paid on 8 September 2006	32,944	21,185
Interim dividend of 20 cents (2006 – 20 cents) per share, fully franked paid on 9 March 2007	27,689	25,060
Total dividends paid	60,633	46,245
Dividends not recognised at year end		
Since the year end the directors have recommended the payment of a final dividend of 28 cents (2006 – 24 cents) per share fully franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 14 September 2007 out of retained profits at 30 June 2007 not recognised as a liability at year end.	44,586	32,935
Dividend franking account		
Franking credits at a 30% rate available to shareholders of United Group for subsequent financial years	20,773	27,453

The above amounts are based on the balance of the dividend franking account at year-end adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the year-end;
(c) franking credits that will arise from the receipt of dividends recognised as receivables by the tax consolidated group at the year-end; and
(d) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends. The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $19,108,000 (2006: $14,115,000).

Note 21: Cashflow information

	Consolidated		Parent Entity	
	2007 $000	2006 $000	**2007 $000**	2006 $000
a) Reconciliation of cash				
Cash assets	103,464	95,782	2	2,583
Bank overdraft	(1,672)	-	(1,672)	-
	101,792	95,782	(1,670)	2,583

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and deposits at call, net of overdrafts, and investments in money market instruments with less than 90 days to maturity.

	Consolidated		Parent Entity	
	2007 $000	2006 $000	**2007 $000**	2006 $000
b) Reconciliation of profit after tax to cash flow from operations				
Profit after tax	91,346	78,743	68,596	55,732
Adjustment for non-cash items:				
Amortisation	11,815	11,296	156	32
Depreciation	19,498	15,852	694	542
Equity settled share based payments	4,165	2,850	4,165	2,850
Profit on sale of property, plant & equipment	(2,062)	(113)	-	-
Unrealised foreign exchange (gain)/loss	1,382	(3,634)	-	16
Share of joint venture entities net profit	(5,752)	2,905	-	-
Costs in relation to investments	14,924	(1,821)	7,886	-
Write off of StarTransit tender costs	11,232	-	-	-
Other	4,420	(412)	300	(271)
Movement in income taxes payable	(25,228)	25,859	(20,610)	2,872
Movement in deferred taxes payable	1,755	(7,980)	2,160	(3,640)
Changes in assets and liabilities:				
(Increase)/decrease in trade debtors	(13,999)	53,158	(16)	(6,511)
(Increase)/decrease in prepayments and other assets	(13,496)	(34,819)	928	(1,181)
(Increase)/decrease in inventories	22,028	(78,293)	-	-
Increase/(decrease) in trade creditors and accruals	25,424	(72,495)	(747)	(1,181)
Increase/(decrease) in provisions	(17,246)	68,912	(7,881)	9,710
Cash flows from operations	130,206	60,008	55,631	58,970

Note 22: Acquisitions of subsidiaries

Equis Corporation

On 19 July 2006 United Group USA Inc (wholly owned subsidiary of United Group Limited) acquired the business of Equis Corporation (renamed UGL Equis Corporation) (**UGL Equis**) for a consideration of $163,596,000 (US $120 million) with a potential additional $16 million (US $12 million) payment to the vendor based on future growth projections. The business is a US based provider of comprehensive corporate real estate services. In the period to 30 June 2007 the business contributed net profit before tax of $6,771,000 to the consolidated net profit for the year. If the acquisition had occurred on 1 July 2006, the contribution to net revenue would have been $107,130,000 and net profit would have been $7,122,000. The proforma revenue and net profit have been determined on the basis of extrapolation of post acquisition profit and have been calculated using the accounting policies of the consolidated entity. The acquisition was funded through debt and equity.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $000	**United recognised values**	**Fair value adjustments**	**Original carrying amounts**
Cash and cash equivalents	4,613		4,613
Trade and other receivables	29,766		29,766
Property, plant and equipment	2,292		2,292
Intangible assets	9,100	9,100	-
Other assets	2,088		2,088
Trade and other payables	(22,582)		(22,582)
Other financial liabilities	(60)		(60)
Provisions	(249)		(249)
Net identifiable assets and liabilities	24,968	9,100	15,868
Goodwill on acquisition	144,921		
Consideration	169,889		
Less consideration payable	(2,013)		
Cash acquired	(4,613)		
Net cash outflow	163,263		

The consideration above includes acquisition costs of $4,279,000.

Goodwill has arisen on the acquisition of UGL Equis because of the capacity of the business to generate recurring revenue streams in the future through the interrelationship of a proven track record, business processes, employee experience and skills and provided the consolidated entity with a presence in the USA. This did not meet the criteria for recognition as a separate intangible asset at the date of acquisition. Trademarks and customer relationships were identified and separately valued as an intangible asset.

The acquisition accounting is provisional as the purchase agreement includes additional consideration in the form of an earn out payment. Based on the audited financial statements for the calendar year ending 31 December 2006, United Group Limited has accrued $2,013,000 (USD$1,717,000) which has been reflected in the above consideration.

Proactive Communication Solutions

On 9 February 2007 United Group Infrastructure Pty Ltd (wholly owned subsidiary of United Group Limited) acquired the business of Proactive Communications Solutions (PCS) for a consideration of $980,000 with a potential additional $1,790,000 payment to the vendor based on future growth projections. The business is a provider of access solutions and has rights to a number of distributorships of high end products demanded by the major telecommunications carriers and State government authorities in Australia. In the period to 30 June 2007 the business contributed net profit before tax of $106,000 to the consolidated net profit for the year. Pro forma profit as though the business had been acquired on 1 July 2006 has not been determined due to the short period of ownership during the reporting period. The acquisition was funded through debt.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $000	**United recognised values**	**Fair value adjustments**	**Original carrying amounts**
Cash and cash equivalents	-		-
Inventories	100		100
Property, plant and equipment	11		11
Trade and other payables	-		-
Provisions	(19)		(19)
Net identifiable assets and liabilities	92	-	92
Goodwill on acquisition	1,023		
Consideration	1,115		
Cash acquired	-		
Net cash outflow	1,115		

The consideration above includes acquisition costs of $135,000.

Goodwill has arisen on the acquisition of PCS because of the capacity of the business to generate recurring revenue streams in the future through the interrelationship of a proven track record, business processes and employee experience and skills. This did not meet the criteria for recognition as a separate intangible asset at the date of acquisition.

The acquisition accounting is provisional as the purchase agreement includes additional consideration in the form of earn out payments of $1,000,000 payable one year from acquisition date and $790,000 payable two years from acquisition date should certain profitability milestones be achieved.

2006 Acquisitions

ALSTOM ANZ

On 16 September 2005, United Group Rail Pty Limited, a wholly owned subsidiary of United Group Limited, acquired the ALSTOM transport business in Australia and New Zealand (**ALSTOM ANZ**) for $267,500,000 with adjustments for loan repayments reflected in the consideration below. Final consideration of $30,000,000 was paid in April 2006. In the period to 30 June 2006 the business contributed net profit of $26.8 million to the consolidated profit for the year. Proforma profit as though the business had been acquired on 1 July 2005 has not been determined due to accounting adjustments made within the business prior to acquisition.

The acquisition comprised of the purchase of the transport operations of ALSTOM ANZ as well as shares in the following companies:

Company	% shares acquired
MainCo Melbourne Pty Limited	70%
United Group Melbourne Transport Limited (formerly ALSTOM Melbourne Transport Ltd)	100%
United Group Rail Fleet Services Limited (formerly Rail Fleet Services Ltd)	100%
United Group Rail (NZ) Limited (formerly ALSTOM Transport New Zealand Ltd)	100%

The acquisition of ALSTOM ANZ was funded through a combination of debt and equity.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $000	United recognised values	Fair value adjustments	Original carrying amounts
Cash and cash equivalents	37,445		37,445
Trade and other receivables	107,847		107,847
Inventories	48,767		48,767
Property, plant and equipment	29,106	4,242	24,864
Intangible assets	1,500	1,500	-
Deferred tax assets	18,827	10,122	8,705
Trade and other payables	(135,273)		(135,273)
Interest bearing loans and borrowings	(25,809)		(25,809)
Other financial liabilities	(40,812)		(40,812)
Provisions	(34,615)	(33,741)	(874)
Net identifiable assets and liabilities	6,983	(17,877)	24,860
Goodwill on acquisition	300,565		
Total consideration	307,548		
Add consideration receivable	8,501		
Less cash acquired	(37,445)		
Net cash outflow	278,604		

The consideration above includes costs incurred by the consolidated entity in relation to the acquisition, including $453,000 in the current year. Consideration received in the current year was $8,157,000.

Goodwill has arisen on the acquisition of ALSTOM ANZ because of the capacity of the business to generate recurring revenue streams in the future through the interrelationship of a proven track record, increased market share, synergies in business processes and employee experience and skills. This did not meet the criteria for recognition as a separate intangible asset at the date of acquisition.

Goodwill is subject to change in future periods as a result of contingent consideration payable under the terms of the contract.

Other acquisitions

During the year ended 30 June 2006 the consolidated entity also made the following acquisitions:

On 1 March 2006, United Group Services Pty Limited acquired the business of Peak Security & Peak Vetting for a consideration of $2,142,000. The acquisition was funded through debt facilities. The business undertakes security and vetting services, largely for the public sector.

On 1 June 2006, United Group Resources Pty Limited acquired the business of Steelplan for consideration of S10,887,313, funded through debt facilities. An additional amount of $3,195,000 in consideration was paid in June 2007. Steelplan is a technological drafting services business.

On 8 June 2006 United Group Rail Pty Limited acquired the business of Fischer Industries Pty Limited for consideration of $2,170,104, funded through debt facilities. The business designs, manufactures and supplies innovative electronic control, safety and data acquisition devices for rail rolling stock.

The acquisitions have the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $000	**United recognised values**	**Fair value adjustments**	**Original carrying amounts**
Trade and other receivables	-	(270)	270
Inventories	125		125
Other financial assets	18		18
Property, plant and equipment	597	(292)	889
Intangible assets	700	700	-
Deferred tax assets	69		69
Interest bearing loans and borrowings	(131)		(131)
Other financial liabilities	(258)		(258)
Provisions	(273)		(273)
Net identifiable assets and liabilities	847	138	709
Goodwill on acquisition	18,751		
Total consideration	19,598		
Less consideration payable	-		
Net cash outflow	19,598		

The consideration above includes costs incurred by the consolidated entity in relation to the acquisition, including $883,000 in the current year.

Goodwill has arisen on the acquisition of Steelplan due to the skill sets of the employees and customer relationships, resulting in enhanced future earnings potential through the ability to secure future contracts.

Goodwill has arisen on the acquisition of Peak due to the specialist knowledge of the staff in relation to government security and vetting processes, as well as access to technology and market knowledge.

Goodwill has arisen on the acquisition of Fischer due to the skill base of employees in developing innovative electronic control, safety and data acquisition devices for rail rolling stock.

Acquisition accounting is provisional for Peak Security as there is a component of the final consideration relating to an earn out, based on the first and second years of profits. This contingent consideration has not been included above.

Note 23: Operating leases

	Consolidated		**Parent Entity**	
	2007 $000	**2006 $000**	**2007 $000**	**2006 $000**
Non-cancellable operating leases contracted for but not capitalised in the accounts:				
Payable:				
- not later than one year	20,215	27,270	640	778
- later than one year but not later than five years	22,556	21,220	1,651	2,290
- later than five years	182	791	-	-
	42,953	49,281	2,291	3,068

The leases have been entered into as a means of acquiring access to minor items of plant and equipment, property and vehicles. Rental payments are generally fixed.

During the financial year ended 30 June 2007 $23,357,000 was recognised as an expense in the income statement in respect of operating leases (2006 $6,586,000).

Note 24: Capital and other commitments

	Consolidated		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
Capital expenditure commitments				
Capital expenditure commitments contracted for:				
Plant and equipment purchases within one year	2,710	1,243	1,200	-
Other commitments	-	161,442	-	-

Note 25: Contingencies

	Consolidated		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
Estimates of material amounts of contingent liabilities, not provided for in the accounts, arising from:				
(i) Under the provisions of joint venture agreements undertaken by a subsidiary of United KG (No. 1) Limited, that subsidiary is jointly and severally liable for all the liabilities incurred by the joint ventures. As at 30 June 2007 the assets of the joint ventures were sufficient to meet such liabilities. The liabilities of the joint ventures not included in the consolidated financial statements amounted to:	38,504	12,748	-	-

(ii) Bank guarantees and surety bonds are issued to third parties arising out of dealings in the normal course of business by subsidiaries (see Note 17(b) and (c)).

(iii) During the normal course of business, entities within the consolidated entity incur normal contractor's and product liability in relation to contracts which may include litigation by or against the entities. Specific issues are currently being investigated to determine the likely course of action. Although the ultimate outcome cannot be reliably determined at the date of this report no material losses are expected.

(iv) As explained in Note 27(b), the parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity and all subsidiaries who are party to the deed have guaranteed the repayment of all current and future creditors if any of these subsidiaries are wound up. At balance date, there were no material deficiencies in the assets of the parties to the agreement which would give rise to a liability for the parent entity.

(v) As a result of the collapse of HIH Casualty and General Insurance Co Ltd (HIH) a potential liability to the consolidated entity exists with regard to claims outstanding as at 16 March 2001. It is not possible at this time to quantify the potential liability, if any, due to the nature of the claims and the uncertainty surrounding any potential recovery from HIH's reinsurance program and/or liquidation.

The consolidated entity has taken steps to limit any future liability for claims not yet reported.

Contingent assets existing at balance date are:

(i) As a result of the collapse of HIH Casualty and General Insurance Co Ltd (HIH) the parent entity has incurred and expensed costs in defence of and settlement of outstanding claims. It is not possible at this time to quantify the potential asset, if any, due to the uncertainty surrounding any potential recovery from HIH's reinsurance program and/or liquidation.

Note 26: Employee benefits

	Note	Consolidated		Parent Entity	
		2007 $000	2006 $000	2007 $000	2006 $000
Provision for employee entitlements:					
- current	19	105,134	93,420	3,722	3,483
- non-current	19	13,878	15,846	-	-
Total employee entitlement liabilities		119,012	109,266	3,722	3,483

Superannuation

Benefits provided under the superannuation funds to which the consolidated entity contributes are based on accumulated contributions and earnings for each employee. The consolidated entity has a legal obligation to contribute to the funds in accordance with the Superannuation Guarantee Charge Legislation. The amount recognised as expense was $44,965,000 for the financial year ended 30 June 2007 (2006: $38,541,000).

Employee Share Plans

At the 2002 annual general meeting shareholders approved the implementation and operation of two employee share plans. The directors determine whether the share plans will be offered to employees prior to the commencement of each financial year. Permanent employees of the Group who have completed six months continuous service are entitled to participate in either of the following employee share plans:

- Exempt Employee Share Plan:
  Employees are entitled to contribute $500 from their pre-tax salary per annum in order to acquire shares in United Group Limited. The group matches this contribution by purchasing on-market additional shares to the value of $500.

- Deferred Employee Share Plan:
  Employees are entitled to contribute at least $2,000 from their pre-tax salary per annum in order to acquire shares in United Group Limited. The group matches the first $2,000 of this contribution by purchasing on market additional shares to the value of $2,000.

Share Based Payments

The Company issues options to employees under the terms of the Employee Share Option Plan. The options are issued subject to performance hurdles consistent with the objective of aligning the interest of employees with shareholders. Generally these options vest in three tranches commencing between one and three years after grant date and expire at least two years after the initial tranche vests.

The terms and conditions of grants made during the year ended 30 June 2007 are as follows:

Grant date	Number of options	Vesting Conditions	Expiry date
24 July 2006	387,562	Period of service and achievement of performance hurdles	31 December 2011
1 September 2006	657,700	Period of service and achievement of performance hurdles	31 December 2009
1 September 2006	402,800	Period of service and achievement of performance hurdles	31 December 2011
13 October 2006	1,350,000	Period of service and achievement of performance hurdles	31 August 2011
4 December 2006	335,475	Period of service and achievement of performance hurdles	31 December 2011
11 December 2006	55,289	Period of service and achievement of performance hurdles	31 December 2011
25 January 2007	27,000	Period of service and achievement of performance hurdles	31 December 2009
30 April 2007	126,457	Period of service and achievement of performance hurdles	31 December 2012

The number and weighted average exercise prices of share options is as follows:

	Weighted average exercise price 2007	Number of options 2007	Weighted average exercise price 2006	Number of options 2006
Outstanding at the beginning of the period	$7.17	6,718,628	$4.84	5,736,338
Forfeited during the period	$11.13	(525,130)	$7.98	(365,668)
Exercised during the period	$4.78	(1,424,000)	$3.39	(975,999)
Granted during the period	$13.86	3,342,283	$11.26	2,323,957
Outstanding at the end of the period	$10.09	8,111,781	$7.17	6,718,628
Exercisable at the end of period		46,666		49,999

The options outstanding at 30 June 2007 have an exercise price in the range of $4.45 to $15.43 and a weighted average contractual life of 3.9 years.

During the financial year 1,424,000 share options were exercised (2006: 975,999). The weighted average share price at the dates of exercise was $13.76.

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binomial option-pricing model.

During the year ended 30 June 2007 the consolidated entity recognised an expense of $4,165,000 (2006: $2,850,000) in relation to share based payments.

Fair value of share options and assumptions		
	2007	2006
Fair value at measurement date	$2.138 - $3.478	$1.397 - $2.655
Share price	$13.44 - $15.64	$6.07 - $13.00
Exercise price	$13.39 – $15.43	$5.20 - $13.09
Expected volatility	21.8% - 27.5%	21.0% - 32.6%
Option life	2.9 – 5.7 years	3.4 - 6.2 years
Expected dividends	4.3% - 4.7%	4.7%
Risk-free interest rate	5.5% - 6.0%	4.8% - 5.5%

The expected volatility is based on the historic volatility.

Share options are granted under a service condition and exercise is also dependent on the consolidated entity achieving certain performance hurdles.

Note 27: Subsidiaries

(a) Subsidiaries

The financial statements at 30 June 2007 include the following subsidiaries.

	Note	Country of Incorporation and Operation	Class	Owned 2007 %	Owned 2006 %
Parent entity:					
United Group Limited		Australia	Ord	-	-
Subsidiaries:					
United KG Construction Pty Ltd	(b)	Australia	Ord	100	100
United Group Infrastructure Pty Ltd	(b)	Australia	Ord	100	100
Inspection Testing & Certification Pty Ltd	(b)	Australia	Ord	100	100
Olympic Dam Maintenance Pty Ltd	(b)	Australia	Ord	100	100
United KG Maintenance Pty Ltd	(b)	Australia	Ord	100	100
UGL Pty Ltd (formerly United KG Asset Management Pty Ltd)	(b)	Australia	Ord	100	100
Western Water Services Pty Ltd	(b)	Australia	Ord	100	100
United KG (No. 1) Limited	(b)	Australia	Ord	100	100
United KG (No. 2) Pty Ltd	(b)	Australia	Ord	100	100
United KG Engineering Services Pty Ltd	(b)	Australia	Ord	100	100
United Group FM Services Pty Ltd	(b)	Australia	Ord	100	100
United Group Infrastructure (Services) Pty Ltd	(b)	Australia	Ord	100	100
United Group International Pty Ltd	(b)	Australia	Ord	100	100
United Group Water Projects Pty Ltd		Australia	Ord	100	100
United Group Water Projects (Victoria) Pty Ltd		Australia	Ord	100	100
United Group Infrastructure (Singapore) Pte Ltd		Singapore	Ord	100	100
United Group Infrastructure (Malaysia) Sdn Bhd		Malaysia	Ord	100	100
Arus Tenang Sdn Bhd		Malaysia	Ord	100	100
BKP Electrical Limited		Fiji	Ord	90	90
United Group Rail Pty Ltd	(b)	Australia	Ord	100	100
United Group Rail Services Limited	(b)	Australia	Ord	100	100
United Group Resources (Services) Limited	(b)	Australia	Ord	100	100
United Group Rail (North Queensland) Pty Ltd	(b)	Australia	Ord	100	100
United Goninan Construction Pty Ltd		Australia	Ord	100	100
Newcastle Engineering Pty Ltd		Australia	Ord	100	100
Railfleet Maintenance Services Pty Ltd		Australia	Ord	100	100
United Group (NZ) Limited	(b)	New Zealand	Ord	100	100
United Group Infrastructure (NZ) Limited	(b)	New Zealand	Ord	100	100
Kilpatrick Green (Malaysia) Sdn Bhd		Malaysia	Ord	100	100
United Group Services Pty Ltd	(b)	Australia	Ord	100	100
United Group Process Solutions Pty Ltd	(b)	Australia	Ord	100	100
United Group Procurement Services Pty Ltd	(b)	Australia	Ord	100	100
United Group HR Services Pty Ltd	(b)	Australia	Ord	100	100
United Group Real Estate Services (ACT) Pty Ltd		Australia	Ord	100	100
United Group Real Estate Services (NSW) Pty Ltd		Australia	Ord	100	100
United Group Real Estate Services (VIC) Pty Ltd		Australia	Ord	100	100
United Group Real Estate Services (QLD) Pty Ltd		Australia	Ord	100	100
United Group Real Estate Services (TAS) Pty Ltd		Australia	Ord	100	100
United Group Real Estate Services (SA) Pty Ltd		Australia	Ord	100	100
United Group Real Estate Services (WA) Pty Ltd		Australia	Ord	100	100
United Group Real Estate Services (NT) Pty Ltd		Australia	Ord	100	100
United Group Resources Pty Ltd	(b)	Australia	Ord	100	100
United Group Melbourne Transport Limited		Australia	Ord	100	100
United Group Rail Fleet Services Limited	(b)	Australia	Ord	100	100
United Group Rail (NZ) Limited		Australia	Ord	100	100
MainCo Melbourne Pty Limited		Australia	Ord	70	70
United Group Services (Europe) Limited		UK	Ord	100	100
United Group Europe Limited		UK	Ord	100	100
PT. BPO Indonesia		Indonesia	Ord	100	100

	Note	Country of Incorporation and Operation	Class	Owned 2007 %	Owned 2006 %
BPOEA (Thailand) Co., Ltd.		Thailand	Ord	100	100
BPOEA Malaysia Sdn Bhd		Malaysia	Ord	100	100
United PREMAS Limited		Singapore	Ord	100	100
PREMAS Valuers & Property Consultants Pte Ltd		Singapore	Ord	100	100
PREMAS Technologies Pte Ltd		Singapore	Ord	100	100
PREMAS Asia Pte Ltd		Singapore	Ord	100	100
PREMAS Property Services (Shanghai) Co. Ltd.		China	Ord	100	100
Beijing PREMAS Property Services Co. Ltd.		China	Ord	100	100
PREMAS Investments Pte Ltd		Singapore	Ord	100	100
PREMAS Technologies and Services (Shanghai) Co. Ltd.		China	Ord	100	100
LandArt (Shanghai) Co. Ltd.		China	Ord	100	100
PT. PREMAS International		Indonesia	Ord	100	100
PREMAS Total Asset Services Sdn. Bhd.		Malaysia	Ord	70	70
ESMACO Pte Ltd		Singapore	Ord	100	100
ESMACO Township Management Pte Ltd		Singapore	Ord	100	100
ESMACO International Pte Ltd		Singapore	Ord	100	100
ESMACO (M) Sdn. Bhd.		Malaysia	Ord	100	100
RESMA Property Services Pte Ltd		Singapore	Ord	100	100
LandArt Pte Ltd		Singapore	Ord	100	100
RESMA Engineering Services Pte Ltd		Singapore	Ord	100	100
ESMACO Valuers & Property Agents Pte Ltd		Singapore	Ord	100	100
United Group USA Inc.		USA	Ord	100	100
UGL Equis (formerly Equis Corporation)		Illinois	Ord	100	-
Equis Canada Inc		Ontario	Ord	100	-
Equis Construction Services L.L.C		Delaware	Ord	100	-
Technology Properties L.L.C.		Delaware	Ord	100	-
Cumberland Land Holdings, L.L.C		Delaware	Ord	100	-
Equis (India) Real Estate Private Limited		India	Ord	100	-
Equis Mexico S DE RL DE CV		Mexico	Ord	100	-
Equis Management Services S DE RL DE CV		Mexico	Ord	100	-
Equis Ltd.		Hungary	Ord	100	-
Equis (U.K.) Ltd		United Kingdom	Ord	100	-
Equis (Asia) Pte Ltd		Singapore	Ord	100	-
Equis Institutional and Governmental Services Inc.		Delaware	Ord	100	-
Equis (Shanghai) Advisory Service Co. Ltd.		China	Ord	100	-
Equis Indiana Inc.		Indiana	Ord	100	-
Star Transit Nominees Ltd		Australia	Ord	100	-
Star Transit Finance Pty Ltd		Australia	Ord	100	-
Star Transit Operations Pty Ltd		Australia	Ord	75	-

(b) Deed of cross guarantee

These companies have entered into a deed of cross guarantee dated 11 May 2000, as updated 8 November 2001, 23 May 2003, 12 July 2005, 5 December 2005 and 12 May 2006, with the Parent entity which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed on winding-up of that company. As a result of a class order issued by the Australian Securities and Investments Commission, these companies are relieved from the requirement to prepare financial statements where they are not otherwise relieved of this obligation.

During the year no entities were added to the deed of cross guarantee.

The income statement and balance sheet of the companies which are parties to the deed of cross guarantee are as follows:

	2007 $000	2006 $000
Income Statement		
Revenues	1,969,312	1,844,749
Expenses	(1,847,841)	(1,741,942)
Borrowing costs expense	(32,407)	(20,668)
Share of net profit from joint ventures	16,563	7,328
Profit before income tax	105,627	89,467
Income tax expense	(26,668)	(26,650)
Profit after income tax expense	78,959	62,817
Retained profits at the beginning of the year	62,821	46,249
Profit for the year	78,959	62,817
Dividends recognised during the year	(60,633)	(46,245)
Retained profits at the end of the year	81,147	62,821

	2007 $000	2006 $000
Balance Sheet		
Current assets		
Cash and cash equivalents	43,069	55,342
Trade and other receivables	264,090	245,919
Inventories	163,318	191,626
Other	20,253	17,742
Total current assets	490,730	510,629
Non-current assets		
Trade and other receivables	(7,810)	-
Investments – accounted for using the equity method	7,099	1,373
Other financial assets	105,782	41,120
Property, plant and equipment	130,321	121,820
Intangibles	424,241	442,001
Deferred tax assets	27,277	27,963
Other	4,300	1,187
Total non-current assets	691,210	635,464
Total assets	1,181,940	1,146,093
Current liabilities		
Trade and other payables	305,839	284,738
Interest bearing liabilities	25,050	5,110
Other financial liabilities	2,321	2,801
Tax liabilities	5,482	28,920
Other provisions	77,723	112,614
Total current liabilities	416,415	434,183
Non-current liabilities		
Payables	(24,022)	-
Interest bearing liabilities	225,668	252,861
Other financial liabilities	384	465
Deferred tax liabilities	3,096	(207)
Provisions	27,157	15,725
Total non-current liabilities	232,283	268,844
Total liabilities	648,698	703,027
Net assets	533,242	443,066
Equity		
Issued capital	445,962	378,089
Reserves	6,133	2,156
Retained profits	81,147	62,821
Total equity	533,242	443,066

Note 28: Key management personnel disclosures

The consolidated entity does not consider non-executive directors to be key management personnel due to their independent role of overseeing the management of the organisation. Non-executive directors appear in this note due to their inclusion in the definition of key management personnel under the accounting standard.

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors:

- Mr T C Rowe AM (Chairman)
- Mr B G Camarri (Deputy Chairman)
- Mr R G (Sandy) Elliot
- Mr R Humphry AO
- Mr J W Ingram
- Mr R D White (appointed 25 July 2006)
- Mr D J Young

Executive director:

- Mr R A Leupen (Managing Director and CEO)

Executives:

- Mr P Mirams (Chief Financial Officer) commenced 30 April 2007
- Mr D Irvine (Chief Financial Officer) resigned 20 February 2007
- Mr M Vitlich (Commercial Director) commenced 4 December 2006
- Mr D Harris (Chief Executive United Group Limited Global Services) resigned 1 May 2007
- Mr T Chapman (Chief Executive United Group Limited Infrastructure)
- Mr A Summers (Chief Executive United Group Limited Rail) commenced 3 October 2005
- Mr J Birman (Chief Executive United Group Limited Resources)
- Mr T Weber (Chief Executive United Group Limited Services)

Short term incentives

The short term incentive arrangements for the Managing Director and CEO are discussed separately below. A short term incentive of up to 60% of base salary (dependent on seniority) is available to executives in accordance with achievement of key financial, performance and safety results.

Employees with six months or more of continuous service are eligible to participate in the Employee Share Plans, approved by shareholders at the 2002 annual general meeting. Further details in relation to the plans are included in Note 26 to the Financial Statements.

Long term incentives

Options are issued under the Employee Share Option Plan which was approved by shareholders at the 1996 annual general meeting. The ability to exercise the options is conditional on United Group achieving specific performance hurdles.

The long term incentive arrangements for the Managing Director and CEO are discussed separately below. The current long term incentives for senior executives are designed to align executive remuneration with shareholders interests. This long term incentive in share options has annual hurdles of Total Shareholder Return (TSR) better than ASX 200 Industrials index (XNJ) and earnings per share growth at least 12% pa compound. With these hurdles achieved the executive options are generally exercisable annually in years three, four and five.

Service Agreements

The Company has service agreements with each executive that defines:

- the role and appointment date
- executive duties
- remuneration and benefits
- leave entitlements
- summary dismissal for misconduct or fraud
- use of expenses
- notice periods of between three and twelve months
- confidential information
- restraint on practices

The Managing Director and CEO's contract extends to September 2011. No other senior executives have a fixed - term contract and there are no termination arrangements in place which would result in payments to executives in excess of that which would have otherwise been earned as remuneration for their employment.

Managing Director and CEO

Mr Leupen's salary is subject to review annually in September. The key provisions of Mr Leupen's remuneration package are as follows:

- Current salary of $1,600,000 per annum, subject to annual review.
- Short term cash incentive of up to 100% of base salary, subject to delivery of agreed annual targets.
- Long term incentive of 1,350,000 equity options as approved by shareholders at the 2006 annual general meeting.
- Long term incentive of 200,000 United Group shares in the Deferred Employee Share Plan acquired on market during 2004-05. These shares vested during the period following the achievement of performance hurdles.
- Issue of 1,300,000 company shares at $5.20 per share (market price at date of issue) under a Long Term Incentive Performance Share Plan funded by an interest free loan to Mr Leupen from the company. These shares will vest over the term of the services agreement subject to the performance hurdles of achieving both a 10% per annum compound EPS growth and a TSR above the ASX 200 Industrials index ("XNJ"). Repayment of the loan will also be tied to these performance hurdles. In the event the performance hurdles are not met the shares remain under the control of the company. Dividends earned on these shares prior to vesting are deducted from any short term incentive bonus payable to Mr Leupen in each year. The performance hurdles for the first tranche of share were achieved during the reporting period. Following the receipt of $5.20 per share the restrictions on 550,000 shares was lifted.

Note 28: Key management personnel disclosures (continued)

Details of the nature and amount of each major element of compensation of each director and each of the key management personal of the Company and consolidated entity:

Directors	Year	SHORT-TERM Salary & fees $	SHORT-TERM Bonus [1,4] $	SHORT-TERM Non-monetary benefits [2] $	SHORT-TERM Total	POST-EMPLOYMENT Superannuation $	POST-EMPLOYMENT Retirement benefit [3] $	POST-EMPLOYMENT Total	EQUITY COMPENSATION Value of options [4] $	EQUITY COMPENSATION Value of shares [5] $	EQUITY COMPENSATION Total $	TOTAL $
Non-executive*												
Mr T Rowe, AM Chairman	2007	262,314	-	21,306	283,620	12,686	82,500	95,186	-	-	-	378,806
	2006	187,907	-	9,416	197,323	12,093	60,000	72,093	-	-	-	269,416
Mr B Camarri, Deputy Chairman	2007	175,000	-	-	175,000	-	52,500	52,500	-	-	-	227,500
	2006	137,000	-	-	137,000	-	41,100	41,100	-	-	-	178,100
Mr R Elliot	2007	108,400	-	-	108,400	-	32,500	32,500	-	-	-	140,900
	2006	88,000	-	-	88,000	-	26,400	26,400	-	-	-	114,400
Mr R Humphry AO	2007	100,413	-	-	100,413	9,037	32,800	41,837	-	-	-	142,250
	2006	81,651	-	-	81,651	7,349	26,700	34,049	-	-	-	115,700
Mr J Ingram	2007	127,300	-	-	127,300	-	38,200	38,200	-	-	-	165,500
	2006	112,000	-	-	112,000	-	31,800	31,800	-	-	-	143,800
Mr D Young	2007	109,083	-	-	109,083	9,817	35,700	45,517	-	-	-	154,600
	2006	89,908	-	-	89,908	8,092	29,400	37,492	-	-	-	127,400
Mr R White	2007	85,948	-	-	85,948	7,733	28,065	35,798	-	-	-	121,746
Executive												
Mr R Leupen, Managing Director and Chief Executive Officer	2007	1,507,547	875,320	187,559	2,570,426	12,686	-	12,686	1,401,314	304,476	1,705,790	4,288,902
	2006	1,097,750	554,000	104,793	1,756,543	12,139	-	12,139	696,413	304,476	1,000,889	2,769,571
Total all directors (the Company)	2007	2,476,005	875,320	208,865	3,560,190	51,959	302,265	354,224	1,401,314	304,476	1,705,790	5,620,204
	2006	1,794,216	554,000	114,209	2,462,425	39,673	215,400	255,073	696,413	304,476	1,000,889	3,718,387

1. Bonuses relate to short term incentive bonuses paid for the preceding financial year as the current year bonus is yet to be determined. 100% of the bonus was paid in cash.
2. Non-monetary benefits include benefits subject to FBT.
3. Retirement benefits are contributions to the Directors' Retirement Share Plan. B Camarri and D Young also have accrued retirement benefits of $294,840 and $217,271 (respectively) under Article 8.3(g) (1) of the Constitution.
4. The fair value of options is calculated at grant date using a binomial option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. In valuing the options market conditions have been taken into account. 1,350,000 equity options were issued to Mr Leupen in October 2006 following shareholder approval.
   1,300,000 shares were issued to Mr Leupen in December 2004 under the Long Term Incentive Performance Share Plan. These shares are restricted shares, subject to the achievement of performance hurdles discussed above. 550,000 of these shares vested during the period. The fair value of $1,401,314 (2006: $696,413) is calculated using a binomial option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. During the reporting period Mr Leupen received $462,000 (2006:$520,000) in dividends from these shares. Under the terms of Mr Leupen's agreement dividends received are deducted from the bonus relating to that period. The 2007 bonus of $875,320 above is inclusive of the dividend amount of $520,000.
5. 200,000 United Group shares in the Deferred Employee Share Plan were acquired on market in September and October 2004 as a long term incentive under the executive services agreement with Managing Director and CEO Richard Leupen. The value of $304,476 (2006: $304,476) represents the amortisation of the cost of these shares over the term of the extension of the executive services agreement with Mr Leupen to September 2008. These shares vested during the year.

*Non-executive directors are not eligible to participate in the bonus plan and option plan of United Group

Note 28: Key management personnel disclosures (continued)

2007	SHORT-TERM				POST EMPLOYMENT	TERMINATION BENEFITS	EQUITY COMPENSATION	TOTAL
	Salary & fees	Bonus [1]	Non-monetary benefits [2]	Total	Superannuation		Value of options [3]	
	$	$	$	$	$	$	$	$
Executives								
Mr D Irvine, Chief Financial Officer United Group Limited	361,757	225,549	15,732	603,038	-	617,588	56,395	1,277,021
Mr T Chapman, Chief Executive United Group Limited Infrastructure	612,314	193,185	11,781	817,280	12,686	-	113,617	943,583
Mr A Summers, Chief Executive United Group Limited Rail	637,314	204,098	2,539	843,951	12,686	-	238,739	1,095,376
Mr J Birman, Chief Executive United Group Limited Resources	612,314	182,385	12,763	807,462	12,686	-	142,365	962,513
Mr T Weber, Chief Executive United Group Limited Services	538,802	190,115	6,809	735,726	12,686	-	113,265	861,677
Mr D Harris, Chief Executive United Group Limited Global Services	516,304	184,122	4,092	704,518	10,780	46,129	8,744	770,171
Mr P Mirams, Chief Financial Officer. United Group Limited	78,885	-	1,248	80,133	2,150	-	17,437	99,720
Mr M Vitlich, Commercial Director. United Group Limited	403,781	-	7,532	411,313	7,350	-	93,471	512,134
Total all executives	3,761,471	1,179,454	62,496	5,003,421	71,024	663,717	784,033	6,522,195

1. Bonuses relate to short term incentive bonuses paid for the preceding financial year as the current year bonus is yet to be determined. 100% of the bonus was paid in cash.
2. Non-monetary benefits include benefits subject to FBT.
3. The fair value of options is calculated at grant date using a binomial option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed if the portion of the fair value of the options allocated to this reporting period. In valuing the options market conditions have been taken into account.

Note 28: Key management personnel disclosures (continued)

2006	SHORT-TERM				POST EMPLOYMENT	EQUITY COMPENSATION	TOTAL
	Salary & fees	Bonus [1]	Non-monetary benefits [2]	Total	Superannuation	Value of options [3]	
	$	$	$	$	$	$	$
Executives							
Current							
Mr D Irvine, Chief Financial Officer United Group Limited	519,400	171,500	15,060	705,960	-	64,367	770,327
Mr T Chapman, Chief Executive United Group Limited Infrastructure	464,861	81,000	2,000	547,861	12,139	110,557	670,557
Mr A Summers, Chief Executive United Group Limited Rail	343,396	50,000	428	393,824	9,104	190,857	593,785
Mr J Birman, Chief Executive United Group Limited Resources	407,860	119,000	4,838	531,698	12,139	121,313	665,150
Mr T Weber, Chief Executive United Group Limited Services	409,761	147,200	2,000	558,961	12,139	123,506	694,606
Mr D Harris, Executive GM - Group Operations & Development. United Group Limited	411,861	48,000	8,681	468,542	12,139	117,209	597,890
Total all executives	2,557,139	616,700	33,007	3,206,846	57,660	727,809	3,992,315

1. Bonuses relate to short term incentive bonuses paid for the preceding financial year as the current year bonus is yet to be determined. 100% of the bonus was paid in cash.
2. Non-monetary benefits include benefits subject to FBT.
3. The fair value of options is calculated at grant date using a binomial option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed if the portion of the fair value of the options allocated to this reporting period. In valuing the options market conditions have been taken into account.

Loans to key management personnel and their related parties
With the exception of Mr Leupen, no loans were made to key management personnel and their related parties at any time during 2006 or 2007. Details regarding the loan to Mr Leupen are discussed above.

Equity Instruments
All options refer to options over ordinary shares of United Group Limited which are exercisable on a one for one basis under the Employee Share Option Plan, subject to performance hurdles.

Options granted as remuneration
The following options over ordinary shares were granted and/or vested during the current year:

	Grant Date	Expiry Date	Exercise Price	Fair value at grant date [1] $	Granted during the year	Vested during the year
Mr Birman	30 July 2003	31 December 2006	$2.99	0.549 – 0.612	-	33,334
Mr Chapman	17 May 2004	31 December 2007	$4.49	0.743 – 0.817	-	83,333
Mr Harris	28 February 2005	31 December 2008	$7.50	1.145 - 1.258	-	66,666
Mr Irvine	30 July 2003	31 December 2006	$2.99	0.549 – 0.612	-	16,666
Mr Mirams	30 April 2007	31 December 2012	$15.43	3.423 - 3.478	126,457	-
Mr Vitlich	4 December 2006	31 December 2011	$13.52	2.804 - 2.863	206,435	-
Mr Weber	28 June 2004	31 December 2007	$5.16	0.833 - 0.883	-	83,333
Mr Leupen	13 October 2006	31 August 2011	$13.77	3.070 - 3.153	1,350,000	-

1. Fair value of options at grant date valued using a binomial option-pricing model.

All options expire on the earlier of their expiry date or termination of the individual's employment. In addition to continuing employment service condition, the ability to exercise options is conditional on the consolidated entity achieving certain performance hurdles.

Exercise of options granted as remuneration
The following options over ordinary shares were exercised during the current year:

	Number of shares	Amount paid per share
Mr Leupen	550,000	$5.20
Mr Birman	33,334	$2.99
Mr Chapman	83,333	$4.49
Mr Harris	66,666	$7.50
Mr Irvine	16,666	$2.99
Mr Weber	83,333	$5.16

There are no amounts unpaid on the shares issued as a result of the exercise of options.

Option holdings

The movement during the reporting period in the number of options over ordinary shares in United Group Limited, held directly or indirectly by each key management person, including their related parties is as follows:

2007	Held at 1 July 2006	Granted as remuneration	Exercised	Other changes	Held at 30 June 2007	Vested and exercisable at 30 June 2007
Executive Director						
Mr R Leupen	1,300,000	1,350,000	(550,000)	-	2,100,000	-
Executives						
Mr J Birman	350,257	-	(33,334)	-	316,923	-
Mr T Chapman	433,116	-	(83,333)	-	349,783	-
Mr D Harris	289,227	-	(66,666)	(222,561)	-	-
Mr D Irvine	289,535	-	(16,666)	(72,869)	200,000	-
Mr P Mirams	-	126,457	-	-	126,457	-
Mr A Summers	400,000	-	-	-	400,000	-
Mr M Vitlich	-	206,435	-	-	206,435	-
Mr T Weber	422,785	-	(83,333)	-	339,452	-

2006	Held at 1 July 2005	Granted as remuneration	Exercised	Other changes	Held at 30 June 2006	Vested and exercisable at 30 June 2006
Executive Director						
Mr R Leupen	1,300,000	-	-	-	1,300,000	-
Executives						
Mr J Birman	283,001	183,923	(116,667)	-	350,257	-
Mr T Chapman	450,000	66,449	(83,333)	-	433,116	-
Mr D Harris	200,000	89,227	-	-	289,227	-
Mr D Irvine	333,333	72,869	(116,667)	-	289,535	-
Mr A Summers	-	400,000	-	-	400,000	-
Mr T Weber	450,000	56,118	(83,333)	-	422,785	-

Other changes represent options that expired or were forfeited during the year.

All options that have vested are exercisable.

Equity holdings
The movement during the current year in the number of ordinary shares of United Group Limited held directly or indirectly by each key management person, including their related parties is as follows:

2007	Held at 1 July 2006	Purchases	Received on exercise of options	Received through company share plans	Sales	Held at 30 June 2007[1]
Directors						
Mr T Rowe AM	62,609	1,170	-	5,768	-	69,547
Mr B Camarri	75,804	1,170	-	3,639	-	80,613
Mr R Leupen	3,053,675	341,286	550,000	-	-	3,944,961
Mr R Elliot	17,979	4,359	-	5,336	-	27,674
Mr R Humphry AO	72,728	30,780	-	2,729	-	106,237
Mr J Ingram	47,877	390	-	4,632	-	52,899
Mr D Young	88,586	14,000	-	3,326	-	105,912
Mr R White	-	4,560	-	1,793	-	6,353
Executives						
Mr D Irvine	356,730	390	16,666	48	-	373,834
Mr D Harris	19,717	-	66,666	54	-	86,437
Mr J Birman	319,090	-	33,334	1,837	(15,000)	339,261
Mr T Chapman	106,366	390	83,333	280	(83,333)	107,036
Mr A Summers	7,812	-	-	532	-	8,344
Mr T Weber	92,063	390	83,333	280	(153,333)	22,733
Mr M Vitlich	-	-	-	-	-	-
Mr P Mirams	-	-	-	-	-	-

2006	Held at 1 July 2005	Purchases	Received on exercise of options	Received through company share plans	Sales	Held at 30 June 2006
Directors						
Mr T Rowe AM	56,725	595	-	5,289	-	62,609
Mr B Camarri	70,461	1,190	-	4,153	-	75,804
Mr R Leupen	2,755,056	298,619	-	-	-	3,053,675
Mr R Elliot	10,688	1,190	-	6,101	-	17,979
Mr R Humphry AO	62,754	595	-	9,379	-	72,728
Mr J Ingram	40,542	595	-	6,740	-	47,877
Mr D Young	73,991	6,595	-	8,000	-	88,586
Executives						
Mr D Irvine	219,663	20,356	116,667	44	-	356,730
Mr D Harris	-	19,717	-	-	-	19,717
Mr J Birman	209,999	21,442	116,667	982	(30,000)	319,090
Mr T Chapman	3,000	19,717	83,333	316	-	106,366
Mr A Summers	-	7,812	-	-	-	7,812
Mr T Weber	544	19,535	83,333	374	(11,723)	92,063

1. Where the key management personnel have left United Group during the period the balance held is the balance at the date they left the Company.

1,300,000 shares were issued to Mr Leupen in December 2004 under the Long Term Incentive Performance Share Plan. These shares are restricted shares, subject to the achievement of performance hurdles discussed above and are therefore accounted for as options.The restrictions on 550,000 shares were lifted during the period following the achievement of performance hurdles. 750,000 shares remain restricted and have not been included in equity holdings tables for 2006 and 2007 above.

Note 29: Auditor's remuneration

	Consolidated		Parent Entity	
	2007 $	2006 $	2007 $	2006 $
Amounts received or due and receivable by KPMG for:				
- audit or review of the financial statements	2,003,033	1,421,679	100,000	70,000
- other services				
- Taxation	179,678	150,032	46,194	38,572
- IFRS transition	-	64,600	-	64,600
- BSA audits	77,631	-	-	-
- Extended audit procedures	54,802	-	54,802	-
- Project reviews	-	25,800	-	-
- Other	30,000	84,800	17,500	53,300
	342,111	325,232	118,496	156,472

Note 30: Earnings per share

	2007 $000	2006 $000
The following reflects the income and share data used in the calculations of basic and diluted earnings per share:		
Net profit attributable to ordinary shareholders of the parent entity used in calculating basic and diluted earnings per share	92,701	78,697
	2007 Number	2006 Number
Weighted average number of ordinary shares used in calculating basic earnings per share	136,758,152	123,639,580
Effect of dilutive securities:		
- options	2,855,843	2,889,338
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	139,613,995	126,528,918
Basic earnings per share (cents per share)	67.8 cps	63.7 cps
Diluted earnings per share (cents per share)	66.4 cps	62.2 cps

Note 31: Non-director related parties

Transactions with wholly owned subsidiaries that are not on normal terms and conditions are disclosed in the financial report. All other transactions with non-director related parties are on normal terms and conditions.

Note 32: Financial instruments

Exposure to credit, interest rate and currency risk arises in the normal course of the consolidated entity's business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates and interest rates.

Credit risk exposures

Credit exposure represents the extent of credit related losses to which the consolidated entity may be subject on amounts to be received from financial assets. The consolidated entity, while exposed to credit related losses in the event of non-performance by counterparties to financial instruments, does not expect that any counterparties will fail to meet their obligations.

The consolidated entity's exposures to on-balance sheet credit risk are as indicated by the carrying amounts of its financial assets. The consolidated entity does not have a significant exposure to any individual counterparty.

Interest rate risk

The consolidated entity raises term debt at both fixed and floating rates. The interest rate on a portion of the long term debt has been fixed by way of an interest rate swap arrangement and has a swap rate of 7.90%. At 30 June 2007 the consolidated entity had an interest rate swap with a notional contract amount of $2,703,000.

The consolidated entity classifies the interest rate swap as a cash flow hedge and states it at fair value. The fair value of the swap at 1 July 2005 was adjusted against the opening balance of the hedge reserve at that date.

Effective interest rate and repricing analysis

CONSOLIDATED 2007	Effective interest rate	Total	6 months of less	6-12 months	1-2 years	2-5 years	More than 5 years
Debt Securities held-to-maturity*	-	-					
Cash and cash equivalents	4.12%	103,464	96,198	7,266			
Bank overdraft	9.65%	1,672	1,672				
Effect of interest rate swaps	8.00%	69	69				
Finance lease liabilities*	9.70%	7,766	1,755	1,452	2,531	788	1,240
Secured bank facility	6.00%	2,486	2,486				
Unsecured bank facility	7.97%	240,000	20,000		170,000	50,000	
US Notes	6.18%	117,261					117,261
Other loans	5.24%	1,484	79	79	291	473	562
PARENT ENTITY 2007							
Cash and cash equivalents	0.00%	2	2				
Loans to subsidiaries	6.90%	585,175	585,175				
Unsecured bank facility	6.90%	240,000	20,000		170,000	50,000	
Bank overdrafts	9.65%	1,672	1,672				

CONSOLIDATED 2006	Effective interest rate	Total	6 months of less	6-12 months	1-2 years	2-5 years	More than 5 years
Debt Securities held-to-maturity*	1.93%	1,667	1,667				
Cash and cash equivalents	3.52%	95,782	91,565	4,217			
Effect of interest rate swaps	6.25%	130				130	
Finance lease liabilities*	8.15%	9,749	2,364	2,133	4,430	822	
Unsecured bank facility	6.44%	249,918	247,216	216	864	1,296	326
Bank overdrafts		-					
Other loans	6.00%	1,223	180	180	180	683	
PARENT ENTITY 2006							
Cash and cash equivalents	4.70%	2,583	2,583				
Loans to subsidiaries	6.44%	606,736	606,736				
Unsecured bank facility	6.44%	247,000	247,000				
Bank overdrafts		-					

* These assets/liabilities bear interest at a fixed rate.

Foreign currency risk

The consolidated entity is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than AUD. The currencies giving rise to this risk are primarily USD, EURO, GBP and YEN .

Foreign currency forward exchange contracts are entered into to hedge project specific transactions. These are used to hedge the Australian dollar value of contractual risks and benefits and are set at the beginning of each relevant project. Most of the forward exchange contracts have maturities of less than one year after the balance sheet date. Where necessary the forward exchange contracts are pre-delivered or rolled over at maturity.

The consolidated entity classifies its forward exchange contracts as cash flow hedges and states them at fair value.

Financial Guarantees

The Company and the consolidated entity has applied AASB 2005-9 *Amendments to Australian Accounting Standards* - Financial Guarantee Contracts (AASB 2005-09) for the first time from 1 July 2006. Under AASB 2005-09, liabilities arising from financial guarantee contracts, including Company guarantees of subsidiaries through deeds of cross guarantee, are initially recognised at fair value and subsequently at the higher of the amount determined in accordance with the measurement requirements of a provision and the amount initially recognised less cumulative amortisation. Previously, such contracts were recognised as a provision only if settlement was considered probable. The adoption of AASB 2005-9 had no impact on the consolidated entity or the Company.

Fair Values

2007	CONSOLIDATED		PARENT ENTITY	
	Carrying amount	Fair value	Carrying amount	Fair value
Loans to subsidiaries	-	-	584,925	584,925
Trade and other receivables	343,890	343,890	152	152
Cash and cash equivalents	103,464	103,464	2	2
Bank overdraft	(1,672)	(1,672)	(1,672)	(1,672)
Interest rate swaps	(69)	(69)	-	-
Forward exchange contracts	(2,636)	(2,636)	-	-
Finance lease liabilities	(7,766)	(6,875)	-	-
Unsecured bank facilities	(242,486)	(242,486)	(240,000)	(240,000)
US Notes	(117,261)	(117,261)	-	-
Trade and other payables	(419,843)	(419,843)	(5,325)	(5,325)
Other loans	(1,484)	(1,484)	-	-
	(345,863)	(344,972)	338,082	338,082
Unrecognised (losses) / gains		891		-

2006	CONSOLIDATED		PARENT ENTITY	
	Carrying amount	Fair value	Carrying amount	Fair value
Loans to subsidiaries	-	-	606,736	606,736
Trade and other receivables	300,125	300,125	136	136
Cash and cash equivalents	95,782	95,782	2,583	2,583
Interest rate swaps	(130)	(130)	-	-
Forward exchange contracts	(3,136)	(3,136)	-	-
Finance lease liabilities	(9,749)	(8,519)	-	-
Unsecured bank facilities	(249,918)	(249,918)	(247,000)	(247,000)
Trade and other payables	(371,837)	(371,837)	(6,237)	(6,237)
Other loans	(1,223)	(1,223)	-	-
	(240,086)	(238,856)	356,218	356,218
Unrecognised (losses) / gains		1,230		-

Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table.

Derivatives
Forward exchange contracts and interest rate swaps are marked to market using bank valuations.

Interest-bearing loans and borrowings
Fair value is calculated based on discounted expected future principal and interest cash flows.

Finance lease liabilities
The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect change in interest rates.

Trade and other receivables/payables
All trade and other receivables and payables are current and therefore carrying amount equals fair value.

Note 33: Investments accounted for using the equity method

Details of interests in joint venture entities are as follows. No joint venture investments are held by the parent entity.

Joint Venture Name	Principal Activities	Interests Held %		Investment carrying Amount $000	
		2007	2006	2007	2006
United KG / Kvaerner E&C Joint Venture	Construction and maintenance of oil and gas facilities	50	50	4,008	2,040
Thames Water Projects / John Holland Joint Venture	Design and construction of water treatment plant	50	50	28	28
Kilpatrick Green / Balfour Beatty Joint Venture	High voltage transmission line installation	50	50	3,211	1,084
Kilpatrick Green / Ventura Projects Joint Venture	Rail signalling installation	50	50	-	-
United Group Resources / Aker Kvuerner Oil & Gas Australia	Engineering and maintenance services	50	50	30	-
Theiss Pty Ltd/ Alstom Australia Joint Venture	Rail signalling installation	50	50	250	(1,776)
Premas (Thailand) Co Ltd	Integrated real estate management services	49	49	303	412
Tricon Premas LLC	Integrated facility management services	49	49	25	29
Premas (Middle East) Pte Ltd	Integrated real estate management services	50	50	19	21
Vipul Premas (India) Private Ltd	Integrated real estate management services	50	50	-	-
Theiss Pty Ltd/ United Group Infrastructure Pty Ltd Joint Venture (NSW)	Rail project	50	-	1,415	-
Theiss Pty Ltd/ United Group Infrastructure Pty Ltd Joint Venture	Rail project	50	-	(1,815)	-
				7,474	1,838

The carrying amount of the equity accounted investments equals the fair value.

The share of the joint venture entities' results consist of:	2007 $000	2006 $000
Revenues from ordinary activities	135,758	41,024
Expenses from ordinary activities	(119,195)	(33,618)
	16,563	7,406
Income tax expense	-	(39)
Net profit accounted for using the equity method	16,563	7,367
Balance Sheet		
Share of the joint venture entities' assets and liabilities consist of:		
Current assets	41,696	14,705
Non-current assets	65	154
Total assets	41,761	14,859
Current liabilities	34,287	13,021
Non-current liabilities	-	-
Total liabilities	34,287	13,021
Net assets – accounted for using the equity method	7,474	1,838
Movements in carrying amount of joint venture entities		
Carrying amount at beginning of year	1,838	4,883
Contributions to joint venture entities	-	(148)
Foreign exchange movements	(48)	47
Share of joint venture entities' net profit	16,563	7,367
Distributions from joint venture entities	(10,879)	(10,311)
Carrying amount at end of year	7,474	1,838

Details of individual joint venture entities have not been disclosed as many entities are created to deliver a specific contract and disclosure of this information would be prejudicial to the consolidated entity.

Note 34: Joint venture operations

Details of interests in joint venture operations are as follows. No joint venture operations have been entered into by the parent entity.

Joint Venture Name	Principal Activities	Interests Held %	
		2007	2006
Mount Piper Joint Venture	Water project	41	-
Pimpama Joint Venture	Water project	65	-

The consolidated entity's interests in the assets employed in the joint venture are included in the consolidated balance sheet, under the following classifications:

	2007 $000	2006 $000
Current assets		
Cash and cash equivalents	2,232	-
Other current assets	3,117	-
Total current assets	5,349	-
Non-current assets	-	-
Total assets	5,349	-

Note 35: Events subsequent to reporting date

In July 2007, United Group agreed to acquire a US based integrated facilities services company, UNICCO Services Company Inc for $477 million (US$408 million). The acquisition will be funded by a combination of an institutional placement of $318 million, a share purchase plan and new and existing debt facilities.

Director's Declaration

Directors' Declaration

1) In the opinion of the directors of United Group Limited (**the Parent entity**):

   a) the financial statements and notes, set out on pages 38 to 83, are in accordance with the Corporations Act 2001, including:
      (i) giving a true and fair view of the financial position of the Parent entity and consolidated entity as at 30 June 2007 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
      (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

   b) the financial report also complies with the International Financial Reporting Standards as disclosed in Note 1

   c) there are reasonable grounds to believe the Parent entity will be able to pay its debts as and when they become due and payable

2) There are reasonable grounds to believe that the Parent entity and the subsidiaries identified in Note 27 will be able to meet any obligations or liabilities to which they are, or may become, subject to by virtue of the deed of cross guarantee described in Note 27.

3) The directors have been given the declaration required by Section 295A of the Corporations Act 2001 from the chief executive officer and chief financial officer for the financial year ended 30 June 2007.

This declaration is made in accordance with a resolution of the Board of directors and is signed for and on behalf of the directors by:

[SIGNED]

TREVOR C ROWE AM
CHAIRMAN

[SIGNED]

RICHARD A LEUPEN
DIRECTOR

Dated this 10th day of August 2007.

KPMG

Independent Audit Report

TO MEMBERS OF UNITED GROUP LIMITED

We have audited the accompanying financial report of United Group Limited (the "Company"), which comprises the balance sheets as at 30 June 2007, and the income statements, statements of recognised income and expense, and cash flow statements for the year ended on that date, a description of significant accounting policies and other explanatory notes 1 to 35 and the directors' declaration set out on pages 38 to 84 of the Group comprising the Company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report
The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1, the directors also state, in accordance with Australian Accounting Standard AASB 101 Presentation of Financial Statements, that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001 and Australian Accounting Standards (including the Australia Accounting Interpretations), a view which is consistent with our understanding of the Company's and the Group's financial position and of their performance.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Auditor's opinion on the financial report

In our opinion:
(a) the financial report of United Group Limited is in accordance with the Corporations Act 2001, including:
  (i) giving a true and fair view of the Company's and the Group's financial position as at 30 June 2007 and of their performance for the year ended on that date; and
  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note 1.

[SIGNED]

KPMG

[SIGNED]

Mark Epper
Partner
Sydney
10 August 2007

Summary of financial statistics

		1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Revenue												
Sales	$m	224.8	323.0	497.8	753.8	676.4	722.6	855.2	1,076.9	1,254.9	2,232.4	2,549.5
Other	$m	2.8	2.3	3.6	7.5	5.2	2.2	5.6	3.6	3.0	3.8	6.9
Total	$m	227.6	325.3	501.4	761.3	681.6	724.8	860.8	1,080.5	1,257.9	2,236.2	2,556.4
Results												
EBITDA	$m	22.1	29.8	39.8	41.6	33.3	36.5	49.5	58.2	81.9	147.3	149.3
Depreciation & Amortisation	$m	(2.4)	(2.6)	(6.7)	(10.7)	(9.2)	(8.0)	(9.6)	(11.1)	(18.5)	(27.1)	(0.7)
EBITA	$m	19.7	27.2	33.1	30.9	24.1	28.5	39.9	47.1	63.4	120.2	148.6
Net Interest	$m	1.8	1.8	(0.7)	(5.0)	(4.3)	(3.9)	(4.3)	(3.3)	(6.1)	(14.4)	(23.6)
Amortisation of goodwill	$m	(0.2)	0.0	(1.7)	(2.7)	(2.7)	(2.6)	(4.6)	(5.3)	0.0	0.0	0.0
	$m	21.3	29.0	30.7	23.2	17.1	22.0	31.0	38.5	57.3	105.8	125.0
Abnormals	$m	(0.5)	0.0	0.0	(3.8)	(4.1)	0.0	0.0	0.0	0.0	0.0	0.0
PBT	$m	20.8	29.0	30.7	19.4	13.0	22.0	31.0	38.5	57.3	105.8	125.0
Income Tax	$m	(7.5)	(10.3)	(11.9)	(8.7)	(5.3)	(5.7)	(9.1)	(9.4)	(9.8)	(27.1)	(33.7)
Net Profit After Tax	$m	13.3	18.7	18.8	10.7	7.7	16.3	21.9	29.1	47.5	78.7	91.3
NPAT Attributable to Minority Interest	$m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(1.4)
NPAT Attributable to Shareholders	$m	13.3	18.7	18.8	10.7	7.7	16.3	21.9	29.1	47.5	78.7	92.7
Balance Sheet												
Total Assets	$m	90.6	178.5	164.5	332.9	303.7	300.4	442.1	477.6	684.4	1,356.5	1,561.5
Net Debt	$m	(30.6)	12.9	2.7	58.0	40.8	8.8	40.0	40.6	(32.6)	165.1	268.5
Shareholders' Funds	$m	36.9	42.1	49.6	97.6	99.8	135.8	153.4	180.3	328.9	520.8	594.2
Issued Shares												
Total Issued Shares	m	61.4	63.5	63.6	80.8	80.8	90.7	91.5	100.7	118.4	133.5	137.7
Earnings per Share												
Cents per share	cps	21.7	29.7	29.6	14.0	9.5	19.5	24.0	29.1	45.8	63.7	67.8
Cents per share (adj for goodwill amortisation)	cps	22.0	29.7	32.3	17.5	13.0	22.7	29.1	34.4	45.8	63.7	67.8
Dividends												
Interim	cps	4.0	7.0	8.0	6.0	3.0	6.0	6.0	8.0	10.0	20.0	20.0
Final	cps	6.0	8.0	7.0	3.0	4.0	4.0	8.0	10.0	20.0	24.0	28.0
Special	cps	6.0	9.0	3.0	0.0	0.0	0.0	10.0	10.0	0.0	0.0	0.0
Total	cps	16.0	24.0	18.0	9.0	7.0	10.0	24.0	28.0	30.0	44.0	48.0
Franked		Fully	Fully	Fully	Fully	Fully	Fully	Fully	Fully	Fully	Fully	Fully
Gearing												
Net Debt / Equity	%	(83.0)	31.0	5.0	60.0	41.0	6.0	26.0	23.0	(9.9)	31.7	45.2
Net Debt / (Net Debt + Equity)	%	(491.0)	23.0	5.0	37.0	29.0	6.0	21.0	18.0	(11.0)	24.1	31.1
Interest cover	times	74.8	149.2	18.9	4.2	3.3	6.6	7.6	9.8	7.7	8.6	5.2
Dividend Cover												
Excluding special dividends	times	2.1	2.0	2.0	1.5	1.4	1.8	1.9	1.6	1.5	1.4	1.3
Net Asset Backing	cps	60.0	66.3	77.9	120.8	123.5	149.7	167.7	178.9	277.8	390.1	431.5
Net Tangible Asset Backing	cps	60.0	23.6	37.9	63.8	70.5	105.3	69.3	93.2	161.3	26.0	(18.6)

Prior to 2005 information is presented in accordance with pre AIFRS AGAAP.

UnitedGroup Limited

Mai: :ainir : tod:y creating tomor



2007 Full Year Results:
United Group Delivering Continued Growth

RICHARD LEUPEN, Managing Director and CEO
PHIL MIRAMS, Chief Financial Officer

Agenda

UnitedGroup Limited

- 2007 full year highlights
- Divisional reports
  - United Group Infrastructure
  - United Group Rail
  - United Group Resources
  - United Group Services
- Strategy
- Outlook



2

2007 Full Year Highlights

UnitedGroup Limited

- Strong earnings performance
  - Operating revenues up 14% to $2.5 billion
  - EBIT up 24% to $148.6 million ($166.7 million pre Rail PPP cost)
  - Record net profit after tax and minority interest of $92.7 million
- Favourable market conditions across all key sectors
- Contract renewals and contract wins remain high with strong bidding activities
- Announced acquisition of UNICCO, a North American integrated facilities services business
- Continued emphasis on safety programs
- Record year expected in 2008

3

Financial Highlights

UnitedGroup Limited

	REPORTED		PRE RAIL PPP COST	
	June 2007	Change (PCP)	June 2007	Change (PCP)
Operating Revenue	$2.5 bn	Up 14%	$2.5 bn	Up 14%
Earnings Before Interest & Tax	$148.6 m	Up 24%	$166.7 m	Up 39%
Net Profit After Tax & Minority Interest	$92.7 m	Up 18%	$105.4 m	Up 34%
Earnings Per Share	67.8 cps	Up 6%	77.0 cps	Up 21%
Operating Cash Flow	$130.2 m	Up 117%	$137.0 m	Up 128%
Total Dividends	48.0 cps	Up 9%	48.0 cps	Up 9%
Return On Equity	16.3%	Down 3.4 pts	18.5%	Down 1.2 pts
Net Debt to Equity	44.9%	Up 13.2 pts	44.9%	Up 13.2 pts
Order Book	$4.4 bn	Up 3%	$4.4 bn	Up 3%

4



Continued Strong Growth
UnitedGroup Limited
Operating Revenue $m
722.6
1,254.9
2,232.4
EBIT $m
28.5
47.1
63.4
120.2
EBIT Margin
3.9%
4.7%
4.4%
5.1%
5.4%
2002 2003 2004 2005 2006 2007
H1 H2 Rail PPP Impact
5



Net Profit and Return on Equity
UnitedGroup Limited
NPAT & MI $m
21.9
47.5
105.4
NPAT & MI Margin
2.3%
2.5%
2.7%
4.1%
Return On Equity
12.0%
14.3%
24.3%
19.7%
2002 2003 2004 2005 2006 2007
H1 H2 Rail PPP Impact
6



Order Book and Employees
UnitedGroup Limited
Order Book $m
1,124
2,252
2,301
2,686
4,283
4,401
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07
Employees
3,773
5,032
5,696
7,879
10,676
11,099
Infrastructure
Rail
Resources
Services
United Group Limited
7



Earnings and Dividend per Share
UnitedGroup Limited
Earnings Per Share cps
H1
H2
Rail PPP Impact
22.7
29.1
34.4
45.8
63.7
67.8
77.0
2002
2003
2004
2005
2006
2007
Dividend Per Share cps
Special Dividend
Dividend H2
Dividend H1
10
24
28
30
44
48
8

Investment in United Group

UnitedGroup Limited



Share Price Growth
United Group Limited vs ASX All Ordinaries
June 2000 to June 2007:
• Share price growth: 1,582%
• Market capitalisation growth: 2,781%
Total Shareholder' Return:
• 1 year: 18%
• 5 years: 601% (43% pa)
United Group Limited
ASX All Ordinaries
1600% 1500% 1400% 1300% 1200% 1100% 1000% 900% 800% 700% 600% 500% 400% 300% 200% 100% 0%
Jun 00 Jun 01 Jun 02 Jun 03 Jun 04 Jun 05 Jun 06 Jun 07
9

Best Safety on Record

UnitedGroup Limited



Long Term Injury Frequency Rate (LTIFR) and Total Recordable Cases Frequency Rate (TRCFR)
LTIFR per million hours
TRCFR per million hours
2000-2001 2001-2002 2002-2003 2003-2004 2004-2005 2005-2006 2006-2007
LTIFR
TRCFR
10

Strong EBIT Growth

UnitedGroup Limited

$million	June 2007	June 2006	Change
Operating revenue	**2,549.5**	**2,232.4**	**14%**
EBIT before Rail PPP write off	**166.7**	**120.2**	**39%**
EBIT margin (before PPP w/off) %	*6.5%*	*5.4%*	
PPP write off	**(18.1)**	**0.0**	
EBIT	148.6	120.2	24%
EBIT margin %	*5.8%*	*5.4%*	
Interest (net)	(23.6)	(14.4)	
Operating profit before tax	**125.0**	**105.8**	**18%**
Tax	(33.7)	(27.1)	
Net profit after tax	**91.3**	**78.7**	
Minority interest	1.4	0.0	
Net profit after tax & minority interest	**92.7**	**78.7**	**18%**
NPAT margin %	3.6%	3.5%	
EPS (cents)	67.8	63.7	6%
ROE (annualised)	16.3%	19.7%	

11

Breakdown of Profit Growth

UnitedGroup Limited



160
140
120
100
80
60
40
20
0
$m
Organic Growth
$32.6m
78.7
4.3
28.3
18.1
(4.2)
(9.2)
(12.2)
0.2
1.4
105.4
(12.7)
92.7
NPAT&MI Jun 06
Growth in Sales
Margin growth
Acquisitions
Corporate Expenses
Interest
Tax on Increased Profit
R&D Tax Deductions
Minority Interest
NPAT&MI Jun 07 - pre Rail PPP
Rail PPP Write Off
NPAT&MI Jun 07

12

Stronger Operating Cash Flow

UnitedGroup Limited

$million	June 2007	June 2006
Net profit after tax	91.3	78.7
Depreciation & amortisation	31.3	27.1
Working capital movement	7.6	(45.8)
Operating cash flow	**130.2**	**60.0**
Investment	(168.3)	(301.6)
Capital expenditure (net)	(37.6)	(25.5)
Dividends paid	(60.6)	(46.2)
Capital raising	42.6	162.2
Increase (decrease) in borrowings	**93.7**	**151.1**
Net debt	267.2	165.1
Net debt to equity %	45%	32%
Interest cover	5.2	6.6

13

Shareholder Funds and Gearing

UnitedGroup Limited

Shareholder Funds $m


135.6
153.4
180.3
328.9
520.6
594.9
2002
2003
2004
2005
2006
2007

Gearing – Net Debt to Equity


Gearing Target Range 40-50%
6%
26%
23%
(10%)
32%
45%
2002
2003
2004
2005
2006
2007

14

Operational Reports

UnitedGroup Limited



	June 2007	June 2006	Change
Sales - $m	722.1	537.2	34%
EBIT - $m	49.8	36.2	38%
EBIT / Sales	6.9%	6.7%	



Excluding $18.1 million Rail PPP cost

	June 2007	June 2006	Change
Sales - $m	1,060.3	960.4	10%
EBIT - $m	63 6	49.3	29%
EBIT / Sales	6.0%	5.1%	



	June 2007	June 2006	Change
Sales - $m	366.4	479.6	(24%)
EBIT - $m	41.5	30.5	36%
EBIT / Sales	11.3%	6.4%	



	June 2007	June 2006	Change
Sales - $m	416.1	269.8	54%
EBIT - $m	35.3	23 5	50%
EBIT / Sales	8.5%	8.7%	

15

UnitedGroup Limited


UGL Infrastructure

UGL Infrastructure - Delivery in strong markets

UnitedGroup Limited

- Strong growth in revenue and earnings
- Strengthened market positions in water, power and rail infrastructure
  - Sewerfix & Western Sydney recycle programs
  - Trackstar alliance program
  - North South Brisbane tunnel
  - Substation works for Transgrid
  - Transmission line works
- Broadened alliances and partnerships with GE, Balfour Beatty and Thiess
- Robust market conditions with expansion opportunities in
  - Power distribution
  - Communication infrastructure
  - Fire and security systems
- Strengthening operations in Asia, opportunities in Canada

	June 2007	June 2006	Change
Sales - $m	722.1	537.2	34%
EBIT - $m	49.8	36.2	38%
EBIT / Sales	6.9%	6.7%	0.2 pts
ROFE (annualised)	29.9%	27.7%	2.2 pts
Order book ($m)	1,557.0	1,261.0	23%

Revenue Contribution


28%

EBIT Contribution


26%

17

UnitedGroup Limited


UGL Rail

UGL Rail
– Strong underlying performance

UnitedGroup Limited

- Delivered record revenues
- Expanded operations in resources sector with locomotive and freight wagon contracts
- Progressed major passenger build and refurbishment projects
- Strengthened partnership with GE Transportation
  - Including projects in China and Kazakhstan
- Developed asset management capability
- Resource sector and passenger refurbishment projects to drive future growth
- Major focus on renewing maintenance projects
  - Including MainTrain, Mainco and Toll New Zealand

	June 2007	June 2006	Change
Sales - $m	1,060.3	960.4	10%
EBIT - $m	63.6	49.3	29%
EBIT / Sales	6.0%	5.1%	0.9 pts
ROFE (annualised)	17.6%	19.7%	(2.1) pts
Order book ($m)	1,532.0	2,033.0	(25%)


Revenue Contribution
42%


EBIT Contribution
32%

19

UnitedGroup Limited


UGL Resources

UGL Resources
– Improved margin performance

UnitedGroup Limited

- Increased asset services projects with recurring revenue
  - QAL and Alcoa
  - Olympic Dam
  - Nickel West
  - Bowen Basin and Hunter Valley coal markets
- Pipeline of new projects and opportunities in Western Australia and Queensland
  - BHP Billiton's Olympic Dam
  - FMG Cloud Break operations
  - Dyno Nobel
  - Boddington
- Continue to focus on EPCM and technology
- Growth in Steelplan business
- New starts in Security and Virtual Vision

	June 2007	June 2006	Change
Sales - $m	366.4	479.6	(24%)
EBIT - $m	41.5	30.5	36%
EBIT / Sales	11.3%	6.4%	4.9 pts
ROFE (annualised)	44.2%	51.1%	(6.9) pts
Order book ($m)	289.0	229.0	26%


Revenue Contribution
14%
EBIT Contribution
23%

21

UnitedGroup Limited


UGL Services

UGL Services – A global business

UnitedGroup Limited

- Record revenue and earnings growth
- UGL Equis performing in line with expectations
- Strong performance from all regions
  - First Middle East contract with Qatar Sports City
- Growth in key sectors including Healthcare
- Focus on major PPP tenders
  - Singapore Sports Hub
- Global expansion to drive future growth
  - Acquisition of UNICCO

	June 2007	June 2006	Change
Sales - $m	416.1	269.8	54%
EBIT - $m	35.3	23.5	50%
EBIT / Sales	8.5%	8.7%	(0.2) pts
ROFE (annualised)	12.1%	20.0%	(7.9) pts
Order book ($m)	1,023.0	762.0	34%

Revenue Contribution **EBIT Contribution**


16%
19%

23

New Structure

UnitedGroup Limited


Old Structure
New Structure
UnitedGroup Limited
UnitedGroup Rail
UnitedGroup Resources
UnitedGroup Services
UnitedGroup Infrastructure
UnitedGroup Limited
UnitedGroup Rail
UnitedGroup Resources
UnitedGroup Services
UnitedGroup Transport & Systems
UnitedGroup Water & Energy

24

One United

UnitedGroup Limited

- One United has been designed to extract benefits of scale across the Group
- One United program includes
  - SAP implementation for the engineering businesses
    - To achieve common processes
  - Rollout plans for a consolidated financial reporting system
  - 3 year plan to progressively institute Shared Services capabilities where appropriate
- Starting to achieve synergies

25

Business Strategy

UnitedGroup Limited

- United Group is strongly positioned for future growth
  - Global property services business
  - Australasian infrastructure business
  - Australia/New Zealand consulting engineering business in the resources sector
- Alliance and technology partnerships
- Sector focus targeting quality clients in major cities and industries
  - Blue chip companies
  - Government and institutions
- Recurring revenue streams basis of our strategy
- Moving towards performance-based and alliance contracts
- Strong safety culture

26

Outlook

UnitedGroup Limited

- Order book of $4.4bn
- Strong market positions supported by continuous spending in infrastructure and resources
- Acquisition of UNICCO as part of unique long term growth platform
- Focus on strong cash flow, balance sheet and return on capital
- Investing in our future
  - Strengthening management team
  - Roll out of leadership team program
  - Improving business systems and processes
  - Better risk management
  - Starting up in the health sector
- Historical strong growth expected to continue in FY08
  - Revenues expected to be around $4 billion

27

UnitedGroup Limited

creating tomor


www.unitedgroupltd.com

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements
FROM:	Lyn Nikolopoulos – Company Secretary
DATE:	16 August 2007
PAGES :	5 (including this page)
SUBJECT:	**EGM – Chairman and Managing Director's address**

Please find enclosed the Chairman and Managing Director's address for the EGM to be held at 2pm today.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

CHAIRMAN'S ADDRESS


UnitedGroup Limited
General Meeting
16 August 2007
Trevor Rowe, Chairman
Richard Leupen, Managing Director and CEO

Good morning ladies and gentlemen.


Background to the General Meeting
UnitedGroup Limited
• Acquisition of UNICCO
– Funded by debt and equity
– Including a placement of fully paid ordinary shares
– Current net debt to equity ratio is 45%
• 14.3 million shares were issued under the placement raising $243 million
– Additional 4.4 million shares will be issued conditional upon shareholder approval
– Conditional Placement will raise an additional $75 million
• United Group is seeking shareholder approval to issue 176,470 shares to Richard Leupen, CEO and Managing Director
• United Group has used all of its 15% placement capacity as a result of the capital raising for the UNICCO acquisition.
– United Group is seeking shareholder approval to ratify previous issues of shares and options

On 11 July 2007, United Group signed an agreement to acquire UNICCO. The acquisition is funded by a combination of debt and equity, including a placement of fully paid ordinary shares. Management is aiming to settle the acquisition by 24 September 2007.

On 12 June 2007, 14.3 million shares were issued through the placement, raising $243 million. A further 4.2 million shares will be issued under the placement conditional on shareholder approval at this general meeting. If approved, the conditional placement will raise an additional $72 million.

Richard Leupen, our Managing Director and CEO, was also invited to participate in the conditional placement. He accepted the invitation and has agreed to purchase 176,470 shares through Protech Holdings, an entity controlled by Mr Leupen. As required under the listing rules, your approval is required in order for Mr Leupen to take this offer.

Due to the issue of shares as part of the funding for the acquisition, United Group has used all of its 15% placement capacity. We are therefore seeking your approval to replenish and maintain the company's full 15% capacity. This will provide the company with the funding flexibility to enable us to take advantage of commercial opportunities that may arise in the future.

I will now ask our CEO, Richard Leupen, to recap on the UNICCO acquisition.

MANAGING DIRECTOR AND CEO'S ADDRESS

Background on UNICCO — UnitedGroup Limited

- Headquartered in Newton (Boston), Massachusetts
  - With regional and operational support centres
- A leading provider of Facilities Management services across North America
  - #5 nationally, with ~9% market share
  - More than 50 years of success
- Business now led by a strong management team
  - Average of 20 years experience
  - 18,000 employees
- Serves more than 1,000 customers at more than 5,000 sites
  - 95+% customer retention rate
  - Top fifteen customers utilised UNICCO's services for an average of 12 years

3

Good afternoon ladies and gentlemen. Let me join our Chairman in welcoming you all to the general meeting. I will now provide you with background on UNICCO, the company we just acquired.

UNICCO is based in Newton (Boston) with regional and operational support centres across 5,000 sites in North America. It is a leading provider of Facilities Management services with approximately 9% market share and is ranked number five nationally. It has been operating successfully for more than 50 years with the past five years experiencing strong growth.

UNICCO's previous owner is retiring from the business and UNICCO is now led by a strong management team with an average of 20 years experience in the industry. It has 18,000 employees and serves more than 1,000 customers with a retention rate of more than 95%. Its top ten customers have used its services for an average of 12 years.

UNICCO – A Logical Fit with United Group — UnitedGroup Limited

- Further develops United Group's strategy to establish a leading global provider of property services
- UNICCO will provide United Group with
  - Critical mass in the high growth, North American outsourced services market
  - Up selling and cross selling opportunities
  - Strong platform for further growth
  - Market leading reputation
- Significantly strengthens United Group's position in North America
  - Builds on acquisition of UGL Equis
  - Provides a recurring revenue stream
  - Now able to offer Corporate Real Estate and Facilities Management services across North America

4

The acquisition of UNICCO is an important step in developing United Group's strategy to establish a leading global provider of property services.

UNICCO will provide United Group with the critical mass in the high growth, US outsourced services market. It will provide us with cross selling opportunities, a strong platform for further growth and a market leading reputation in North America.

The acquisition significantly strengthens United Group's position in North America by building on the acquisition of UGL Equis and providing us a recurring revenue stream. United Group is now able to offer Corporate Real Estate and Facilities Management services across North America.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: +61 2 9492 8888
Facsimile: +61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

ASX ANNOUNCEMENT

TO: ASX Company Announcements

FROM: Lyn Nikolopoulos – Company Secretary **DATE:** 16 August 2007

PAGES : 1 (including this page)

SUBJECT: **Results from General Meeting**

In accordance with ASX Listing Rule 3.13.2, United Group Limited advises that each of the resolutions put to the General Meeting of the Company held on 16 August 2007 was passed on a show of hands.

Proxy votes held in relation to each resolution were as follows:

No.	Resolution	For	Against	Open	Abstain
1.	Approval of Conditional Placement	4,671,454	179,358	1,636,113	64,502
2.	Approval of the issue of Ordinary Shares to Protech Holdings (WA) Pty Ltd	70,344,357	7,240,298	1,647,712	93,028
3.	Approval of the issue of Ordinary Shares to Shareholders of UNICCO Services Company	77,116,054	416,434	1,655,563	89,344
4.	Approval of previous issue of Ordinary Shares – Unconditional Placement	4,655,038	210,490	1,624,083	61,816
5.	Approval of previous issues of Options	77,551,602	530,464	1,648,847	174,084

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements
FROM:	Lyn Nikolopoulos
DATE:	17 August 2007
PAGES :	15 (inclusive)
SUBJECT:	**Change of Directors' Interests**

Please find attached Change of Director's Interest Notices as a result of shares acquired under the Directors' Deferred Share Plan and the Directors' Retirement Share Plan on behalf of the following Directors:

- Trevor Rowe
- Bruno Camarri
- RG (Sandy) Elliot
- Richard Humphry
- John Ingram
- David Young
- Richard White

Yours faithfully

Lyn Nikolopoulos
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor C. Rowe
Date of last notice	20 July 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	14 August 2007
No. of securities held prior to change	69,933
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 1204 2. 379
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28,683.96
No. of securities held after change	71,516
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruno Giovanni Camarri
Date of last notice	20 July 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	N/A
Date of change	14 August 2007
No. of securities held prior to change	80,856
Class	Ordinary shares – Retirement Plan
Number acquired	241
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,366.92
No. of securities held after change	81,097
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	20 July 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	14 August 2007
No. of securities held prior to change	28,027
Class	Ordinary shares – Retirement Plan
Number acquired	149
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,699.88
No. of securities held after change	28,176
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	20 July 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	14 August 2007
No. of securities held prior to change	106,388
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 459 2. 151
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,053.20
No. of securities held after change	106,998
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	20 July 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	14 August 2007
No. of securities held prior to change	53,075
Class	Ordinary shares – Retirement Plan
Number acquired	176
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,189.12
No. of securities held after change	53,251
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	20 July 2007

Part 1 – Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	14 August 2007
No. of securities held prior to change	106,140
Class	Ordinary shares – Retirement Plan
Number acquired	164
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,971.68
No. of securities held after change	106,304
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard White
Date of last notice	20 July 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	14 August 2007
No. of securities held prior to change	6,492
Class	Ordinary shares – Retirement Plan
Number acquired	138
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,500.56
No. of securities held after change	6,630
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

New Issue Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	23 August 2007
PAGES :	8 (including this page)		
SUBJECT:	**New Issue of Shares**		

Please find attached an Appendix 3B for the issue of:

- 4,411,765 shares under the institutional placement (including 176,470 shares issued to the Managing Director and CEO) approved by shareholders at the general meeting held on 16 August 2007; and
- 1,454,435 shares issued under the share purchase plan.

Yours sincerely

L. Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 4,411,765 2. 1,454,435
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares will rank equally with other ordinary shares.
5	Issue price or consideration	1. $17.00 2. $17.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Institutional placement - raise capital to fund the future growth of the company 2. Share purchase plan - raise capital to fund the future growth of the company
	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 August 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	158,611,296	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Total	**7,402,904**	Unquoted Options
Options	Exercise Price ($)	Expiry Date
83,334	4.49	31/12/2007
83,334	5.16	31/12/2007
20,000	5.30	31/12/2007
33,334	6.28	31/12/2007
226,668	7.23	31/12/2008
66,667	7.64	31/12/2008
816,200	10.73	31/12/2008
103,100	11.39	31/12/2008
155,000	9.34	31/12/2009
1,403,000	4.45	31/12/2009
571,600	13.75	31/12/2009
27,000	13.39	31/12/2009
300,000	7.64	31/12/2010
61,123	16.49	31/12/2010
1,350,000	13.77	31/08/2011
400,000	10.83	31/12/2011
394,961	13.09	31/12/2011
387,562	14.30	31/12/2011
402,800	13.75	31/12/2011
390,764	13.52	31/12/2011
126,457	15.43	31/12/2012

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b) – Not applicable

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: L Nikolopoulos .... Date: 23 August 2007
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: +61 2 9492 8888
Facsimile: +61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

ASX ANNOUNCEMENT

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	23 August 2007
PAGES :	1 (including this page)		
SUBJECT:	**Cleansing Statement**		

Further to the announcement on 11 July 2007, United Group Limited (**United Group**) seeks to rely on section 708A(5) of the Corporations Act 2001 (Cth) (the **Act**) and gives notice under section 708A(5)(e) of the Act of the following details:

1. United Group issued 4,411,765 fully paid ordinary shares (**Shares**) on 23 August 2007;
2. United Group issued the Shares without disclosure to investors under Part 6D.2 of the Act;
3. as at the date of this notice, United Group has complied with:
   - the provisions of the Chapter 2M of the Act as they apply to United Group; and
   - section 674 of the Act; and
4. as at the date of this notice, there is no information to be disclosed that is "excluded information" within the meaning of sections 708A(7) and 708A(8) of the Act.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

ASX Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	27 August 2007
PAGES :	8 (including this page)		
SUBJECT:	**New Issue of Shares**		

Please find attached an Appendix 3B for the issue of 26,666 shares following the exercise of options under the Employee Share Option Plan.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares will rank equally with other ordinary shares.
5	Issue price or consideration	Exercise price $7.23
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options under Employee Share Option Plan
	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 August 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	158,637,962	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Total	7,376,238	Unquoted Options
Options	Exercise Price ($)	Expiry Date
83,334	4.49	31/12/2007
83,334	5.16	31/12/2007
20,000	5.30	31/12/2007
33,334	6.28	31/12/2007
200,002	7.23	31/12/2008
66,667	7.64	31/12/2008
816,200	10.73	31/12/2008
103,100	11.39	31/12/2008
155,000	9.34	31/12/2009
1,403,000	4.45	31/12/2009
571,600	13.75	31/12/2009
27,000	13.39	31/12/2009
300,000	7.64	31/12/2010
61,123	16.49	31/12/2010
1,350,000	13.77	31/08/2011
400,000	10.83	31/12/2011
394,961	13.09	31/12/2011
387,562	14.30	31/12/2011
402,800	13.75	31/12/2011
390,764	13.52	31/12/2011
126,457	15.43	31/12/2012

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b) – Not applicable

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: L Nikolopoulos .... Date: 27 August 2007
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos	**DATE:**	27 August 2007
PAGES :	15 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Change of Director's Interest Notices as a result of shares acquired under the Share Purchase Plan announced to the market on 11 July 2007 on behalf of the following Directors:

- Trevor Rowe
- Bruno Camarri
- RG (Sandy) Elliot
- Richard Humphry
- John Ingram
- David Young
- Richard Leupen

Mr Leupen's Notice also includes details in relation to the shares issued under the Conditional Placement, as approved by shareholders at the general meeting held on 16 August 2007.

Yours faithfully

Lyn Nikolopoulos
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor C. Rowe
Date of last notice	17 August 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Quote Holdings Pty Ltd J D Rowe (spouse)
Date of change	23 August 2007
No. of securities held prior to change	71,516
Class	Ordinary shares
Number acquired	884
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,994.00
No. of securities held after change	72,398
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruno Giovanni Camarri
Date of last notice	17 August 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Camarri Nominees Pty Ltd Above Pty Ltd – Superannuation Fund
Date of change	23 August 2007
No. of securities held prior to change	81,097
Class	Ordinary shares
Number acquired	882
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,994.00
No. of securities held after change	81,979
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	17 August 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	R&R Elliot – Superannuation Fund
Date of change	23 August 2007
No. of securities held prior to change	28,176
Class	Ordinary shares
Number acquired	588
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,996.00
No. of securities held after change	28,764
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	17 August 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Richard and Rose Humphry Tearmunn Superannuation Fund
Date of change	23 August 2007
No. of securities held prior to change	106,998
Class	Ordinary shares
Number acquired	588
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,996.00
No. of securities held after change	107,586
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	17 August 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	23 August 2007
No. of securities held prior to change	53,251
Class	Ordinary shares
Number acquired	882
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,994.00
No. of securities held after change	54,133
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	17 August 2007

Part 1 – Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	D J Young Superannuation Fund, Roberta Young (spouse)
Date of change	1. 20 August 2007 2. 23 August 2007
No. of securities held prior to change	106,304
Class	1. Ordinary shares 2. Ordinary shares
Number acquired	1. 2,000 2. 882
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,994.00
No. of securities held after change	109,186
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. On-market trade 2. Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Leupen
Date of last notice	9 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Protech Holdings (WA) Pty Ltd
Date of change	23 August 2007
No. of securities held prior to change	4,692,571 ordinary shares
Class	1. Ordinary shares 2. Ordinary shares
Number acquired	1. 588 2. 176,470
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $9,996.00 2. $2,999,990
No. of securities held after change	4,869,629
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. Share Purchase Plan 2. Conditional Placement

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: +61 2 9492 8888
Facsimile: +61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

ASX ANNOUNCEMENT

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	3 September 2007
PAGES :	1 (including this page)		
SUBJECT:	**Proposed Issue of Unquoted Options**		

United Group Limited proposes to issue unquoted options with an effective issue date of 1 September 2007. The following information is provided in accordance with ASX listing rule 3.10.3.

ASX Listing Rule Requirement	
Class of securities to be issued	Unquoted options
Number of securities to be issued or maximum number which may be issued	Subject to acceptance, United Group intends to issue a maximum of 1,840,000 unquoted options
Issue price or consideration	Exercise price - $16.63 Exercise price - $16.71 (US plan)
Purpose of the issue	In accordance with United Group's remuneration strategy, options will be awarded to executives and senior management under the Australian and United States of America Employee Share Options Plans.
Whether the entity the entity will seek security approval in relation to the proposed issue of securities	The unquoted options will be issued within United Group's 15% capacity under ASX listing rule 7.1. United Group intends to seek ratification for the issue of the options at the 2008 Annual General Meeting.
Whether the issue will be to a class of security holders	Not applicable

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	5 September 2007
PAGES :	27 (including this page)		
SUBJECT:	**Presentation to Advisors**		

Please find enclosed the slide presentation provided by the Managing Director at a Macquarie Bank Limited Conference held today.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

UnitedGroup Limited

Maintaining today, creating tomorrow



Macquarie Bank Limited
5 September 2007

Richard Leupen, Managing Director & CEO

Agenda

UnitedGroup Limited

- Overview of United Group
- Business Strategy & Opportunities
- Financial and Investment Highlights
- Outlook



UnitedGroup Limited



Overview of United Group

About United Group

United Group Limited

A service company supporting essential infrastructure and resources

Market capitalisation of over A$2.5 billion
11,000 people

Values of safety, integrity, outstanding customer service, teamwork and open communication

United Group Infrastructure | United Group Rail | United Group Resources | United Group Services

Delivery Method	Sectors	Geography	Customers	Services
Technology partners	Property	Australia	Government	Corporate real estate
Alliance or cost plus contracts	Water	New Zealand	Blue chip companies	Facilities management
EPCM	Energy	Asia		Project management
Global coverage	Transport	USA		Asset management
PPPs	Rail	UK		Engineering design
	Resources			Manufacturing
	Defence			Construction

United Group History

UnitedGroup Limited

Long term approach to growth

1994 Listed on ASX as United Construction

1997 Changed company name to United Group Limited

1998 Acquisition of Kilpatrick Green

1999 Acquisition of Goninan

2002 Acquisition of KFPW

2004 Acquisition of Thames Water Projects Asia

2005 Acquisitions of PREMAS & ALSTOM ANZ

2006 Acquisition of Equis Corp

2007 Acquisition of UNICCO

Investment in United Group

UnitedGroup Limited

Share Price Growth
United Group Limited vs ASX All Ordinaries


1600%
1500%
1400%
1300%
1200%
1100%
1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07
United Group Limited
ASX All Ordinaries

June 2000 to June 2007:	
• **Share price growth:**	**1,582%**
• **Market capitalisation growth:**	**2,781%**
Total Shareholder Return:	
• **1 year:**	**18%**
• **5 years:**	**601% (43% pa)**

UnitedGroup Limited

UGL



Business Strategy and Opportunities

Business Strategy

UnitedGroup Limited

- United Group is strongly positioned for future growth
  - Global property services business
  - Australasian infrastructure business
  - Australia/New Zealand consulting engineering business in the resources sector
- Alliance and technology partnerships
- Sector focus targeting quality clients in major cities and industries
  - Blue chip companies
  - Government and institutions
- Recurring revenue streams basis of our strategy
- Moving towards performance-based and alliance contracts
- Strong safety culture

Key Drivers in Infrastructure

- Australian state governments underspending in infrastructure for last decades
  - planning to spend more than A$100 billion in next four years
- Expenditure in
  - Water treatment facilities
  - Substations, transmission lines and power generation
  - Rail tracks and road upgrades
  - New trams and trains for Victoria
- Major expenditure expected in Queensland, New South Wales, Western Australia and Victoria

- Some of the infrastructure requirements in Asia
  - India requires $320 billion investment
  - Thailand plans to spend $45 billion
  - Investment in rail sector valued at almost $4 billion per annum



Key Drivers in Resources

UnitedGroup Limited UGL


SSBC/IBISWorld: 15/01/07
China's Economic Growth
Per cent
24
20
16
12
8
4
0
-4
-8
-12
-16
-20
-24
-28
1960
1962
1964
1966
1968
1960
1962
1964
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020

- Major resource projects in Australia remain strong
  - Lead mainly by the mining sector
  - Construction spend to exceed A$38 billion over next two years
  - Requirements for locomotives and wagons

Key Drivers in Property

UnitedGroup Limited

- Over A$500 billion of core activities are now outsourced by businesses
  - Outsourcing is more about making operations simpler
- Global opportunities servicing multi national companies
- Healthcare Sector
  - A$80 billion industry
  - Immature industry ripe for rationalisation and supply chain efficiencies
  - This includes structural separation, business process outsourcing and facilities management



Operating Businesses

UnitedGroup Limited



UnitedGroup Infrastructure

	June 2007	June 2006	Change
Sales - A$m	722.1	537.2	34%
EBIT - A$m	49.8	36.2	38%
EBIT / Sales	6.9%	6.7%	



UnitedGroup Rail

Excluding $18.1 million Rail PPP cost

	June 2007	June 2006	Change
Sales - A$m	1,060.3	960.4	10%
EBIT - A$m	63.6	49.3	29%
EBIT / Sales	6.0%	5.1%	



UnitedGroup Resources

	June 2007	June 2006	Change
Sales - A$m	366.4	479.6	(24%)
EBIT - A$m	41.5	30.5	36%
EBIT / Sales	11.3%	6.4%	



UnitedGroup Services

	June 2007	June 2006	Change
Sales - A$m	416.1	269.8	54%
EBIT - A$m	35.3	23.5	50%
EBIT / Sales	8.5%	8.7%	

New Structure

UnitedGroup Limited


Old Structure
UGL UnitedGroup Limited
UGL UnitedGroup Rail
UGL UnitedGroup Resources
UGL UnitedGroup Services
UGL UnitedGroup Infrastructure
New Structure
UGL UnitedGroup Limited
UGL UnitedGroup Rail
UGL UnitedGroup Resources
UGL UnitedGroup Services
UGL UnitedGroup Transport & Systems
UGL UnitedGroup Water & Energy

One United

UnitedGroup Limited

- One United has been designed to extract benefits of scale across the Group

- One United program includes
  - SAP implementation for the engineering businesses
    - To achieve common processes
  - Rollout plans for a consolidated financial reporting system
  - 3 year plan to progressively institute Shared Services capabilities where appropriate

- Starting to achieve synergies

UnitedGroup Limited


Financial and Investment Highlight

Strong Performance and Growth

UnitedGroup Limited

Operating Revenue A$m


722.6
855.2
1,076.9
1,254.9
2,232.4
2,549.5
2002
2003
2004
2005
2006
2007

NPAT & MI A$m


16.3
21.9
29.1
47.5
78.7
105.4
92.7
2002
2003
2004
2005
2006
2007
H1 H2 Rail PPP Impact

NPAT & MI Margin


2.3%
2.5%
2.7%
3.8%
3.5%
4.1%
3.6%
2002
2003
2004
2005
2006
2007

Earnings and Dividend per Share

UnitedGroup Limited

Earnings Per Share cps


H1
H2
Rail PPP Impact
22.7
29.1
34.4
45.8
63.7
77.0
67.8
2002
2003
2004
2005
2006
2007

Dividend Per Share cps


Special Dividend
Dividend H2
Dividend H1
10
24
28
30
44
48
2002
2003
2004
2005
2006
2007

Shareholder Funds and Gearing

UnitedGroup Limited

Shareholder Funds A$m


135.8
153.4
180.3
328.9
520.8
594.9
2002
2003
2004
2005
2006
2007

Gearing – Net Debt to Equity


Gearing Target
Range 40-50%
6%
26%
23%
(10%)
32%
45%
2002
2003
2004
2005
2006
2007

Order Book and Employees

UnitedGroup Limited


Order Book A$m
1,124
2,252
2,301
2,686
4,283
4,401
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07


Employees
3,773
5,032
5,696
7,879
10,678
11,099
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07

■ Infrastructure ■ Rail □ Resources □ Services ▣ United Group Limited

Diverse Revenue and Earnings Streams

UnitedGroup Limited

Revenue Contribution (FY07)


United Group Services 16%
United Group Infrastructure 28%
United Group Resources 14%
United Group Rail 42%

Total = A$2.6 billion

EBIT Contribution (FYO7)


United Group Services 19%
United Group Infrastructure 26%
United Group Resources 23%
United Group Rail 32%

Total = A$190.2 million

(excluding Rail PPP cost)

Pro-forma for UNICCO acquisition, Services EBITA contribution increases to 34%

More than A$2.1 billion of New Wins

UnitedGroup Limited

- UGL Rail
  - GE locomotives for Pilbara Iron
  - Iron ore wagons for BHP Billiton
- UGL Resources
  - Mechanical and electrical maintenance in Bowen Basin
  - Managing contractor for proposed plant in Moranbah
  - Part of FMG Cloud Break operations contract
- UGL Services
  - CRE services to AGFA, Nokia China, IBM India, Clorox, US GSA
  - FM services to Qatar Sports City, New Zealand Post, Latrobe Regional Hospital, Singapore Land Authority
- UGL Transport & Systems
  - North South Bypass Tunnel, Brisbane
  - SEQIP projects in Queensland
  - Track and signal upgrade works in New South Wales
- UGL Water & Energy
  - Substations and transmission lines in Queensland, New South Wales and Western Australia
  - Wastewater treatment plants in Queensland and New South Wales

Acquisition of UNICCO

UnitedGroup Limited

- Privately held company, established in 1949
  - 18,000 employees
- Headquartered in Newton (Boston), Massachusetts with regional offices
- A leading provider of Facilities Management services across North America
  - #5 nationally, with ~9% market share
  - Expected to generate revenue of A$1 billion and EBITDA of A$50 million in FY08
- Serves more than 1,000 customers at more than 5,000 sites
  - 95%+ customer retention rate
  - Top 15 customers utilised UNICCO's services for an average of 12 years
- Strong management systems and efficient shared services
  - JDE platform
  - In depth client KPI reporting systems

Why UNICCO

An important step in developing United Group's strategy to establish a leading global company that provides Corporate Real Estate and Facilities Management services

- UNICCO will provide United Group with
  - Critical mass in the high growth, US outsourced services market
  - Up selling and cross selling opportunities
  - Strong platform for further growth
  - Market-leading reputation

- UNICCO has
  - Strong management team
  - Market leadership
  - Stable and important customers
  - Strong management systems

- Great cultural fit with United Group



UnitedGroup Limited



Outlook

Outlook

UnitedGroup Limited

- Strong market positions supported by continuous spending in infrastructure and resources
- Acquisition of UNICCO as part of unique long term growth platform
- Focus on strong cash flow, balance sheet and return on capital
- Investing in our future
  - Strengthening management team
  - Roll out of leadership team program
  - Improving business systems and processes
  - Better risk management
  - Starting up in the health sector
- Historical strong growth expected to continue in FY08
  - Revenues expected to be around A$4 billion

UnitedGroup Limited

UGL

creating tomorrow


www.unitedgroupltd.com

Notice of General Meeting

United Group Limited
ACN 009 180 287

Notice is given that the annual general meeting (**AGM**) of shareholders of United Group Limited (**Company**) will be held at the following time and place:

Time: 2:00 pm

Date: Wednesday, 10 October 2007

Place: ASX Auditorium
(Lower Ground Floor)
Exchange Square
18 Bridge Street
Sydney NSW 2000



UGL UnitedGroup Limited

A PROXY FORM IS ENCLOSED	PLEASE READ THIS NOTICE CAREFULLY If you are unable to attend the AGM please complete the Proxy Form as directed and return it in the enclosed reply paid envelope.

AGENDA

ORDINARY BUSINESS

1. Financial, Directors' and Auditor's Reports

To receive and consider the financial report, the directors' report and the auditor's report of the Company for the year ended 30 June 2007.

2. Remuneration Report

To adopt the Remuneration Report set out in the annual report of the Company for the year ended 30 June 2007.

Please note that the vote on this resolution is advisory only, and does not bind the Company or its directors.

Election of Directors

To consider and, if thought fit, pass the following ordinary resolutions:

3. "That Bruno Camarri, being a director of the Company who retires by rotation pursuant to Rule 8.1(e)(2) of the Company's Constitution, and being eligible, is hereby re-elected as a director of the Company."

4. "That Richard Humphry, being a director of the Company who retires by rotation pursuant to Rule 8.1(e)(2) of the Company's Constitution, and being eligible, is hereby re-elected as a director of the Company."

SPECIAL BUSINESS

5. Increase Cap on Directors' Remuneration

To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"That for all purposes (including ASX Listing Rule 10.17 and paragraph 8.3 (a) of the Company's Constitution), the maximum aggregate remuneration that the Company may pay non-executive directors in any financial year be increased from $1,500,000 to $2,000,000 with effect from 1 July 2007."

VOTING EXCLUSION

The Company will disregard any votes cast on Resolution 5 by:

(i) a director; and

(ii) an associate of a director.

However, the Company need not disregard a vote if:

(i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(ii) it is cast by the person chairing the AGM as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

NOTES

1. Eligibility

You will be eligible to vote if you are registered as a holder of United Group Limited shares at 7.00pm (Sydney time) on Monday, 8 October 2007. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

2. Voting Information

You can vote in either of two ways:

- attend the meeting and vote in person or, if you are a corporate shareholder, by corporate representative voting for you; or
- appoint a proxy to attend and vote for you, using the enclosed proxy form.

Voting in person
If you attend the meeting, please bring your personalised proxy form with you. We ask that you arrive at the venue at least 15 minutes prior to the time designated for the meeting so that we may check your security holding against our register of shareholders and note your attendance.

Voting by Corporate Representative
If a corporate shareholder plans to attend, it must appoint a person to act as its representative and the appointed person must bring appropriate written evidence of the appointment to the meeting signed under the corporation's common seal or in accordance with section 127 of the Corporations Act 2001.

Voting by Proxy
If you do not intend to attend the meeting and are entitled to vote on the resolutions, you may select a representative or the Chairman to act as your proxy to attend and vote for you. A representative may be a natural person or a body corporate. A proxy need not be a shareholder of the Company.

Your proxy can be appointed in respect of some or all of your votes. If you are entitled to cast 2 or more votes at the meeting you may appoint 2 proxies, each to exercise a specified proportion or number of your votes. An additional proxy form is available from Link Market Services Limited on request if you wish to appoint 2 proxies.

Your proxy will also have the right to speak at the meeting and demand a poll.

You can use the attached proxy form to appoint a proxy. A reply paid envelope has also been included with the notice of AGM for return of the proxy form.

If you return your proxy form but do not nominate the identity of your proxy, the Chairman will automatically be your proxy. If you return your proxy form but your nominated proxy does not attend the meeting, then your proxy will revert to the Chairman.

Should you appoint a body corporate as your proxy, that body corporate will need to ensure that it:

- appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with the Corporations Act 2001; and
- provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

If such evidence is not received prior to the commencement of the meeting, then the body corporate (through its representative) will not be permitted to act as your proxy.

How will my proxy vote?
You can direct your proxy how to vote using the proxy form.

If you do not mark any of the boxes on a given item, your proxy may vote, or abstain from voting, as he or she chooses.

If you mark the "abstain" box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, and your vote will not be counted in computing the required majority on a poll.

If you mark more than one box on an item your vote on that item will be invalid.

How the Chairman will vote undirected proxies
The Chairman intends to vote undirected proxies in favour of each of the items of business in this Notice of AGM.

Signing
If the shareholder is a corporation, the proxy form must be signed under the corporation's common seal or in accordance with section 127 of the Corporations Act 2001 or under the hand of a duly authorised officer of the corporation.

A shareholder which is a corporation having a sole director/secretary must state that fact on the proxy form.

If the shareholder is a natural person, the proxy form must be signed by the shareholder or the shareholder's attorney duly authorised in writing. Where shares are jointly held, only one of the holders is required to sign the proxy form.

Authorised Officers
If the proxy form is signed by an attorney or authorised person, a certified copy of the power of attorney or other document signed by or on behalf of the shareholder detailing the person's authority must be provided to the registry at the same time as providing the proxy form.

Timing
For the appointment of a proxy to be effective, you must ensure that your proxy form (and a certified copy of the relevant authority) is received by the registry, Link Market Services Limited ACN 083 214 537 not less than 48 hours before the time of the meeting i.e. no later than 2.00pm (Sydney time) on 8 October 2007.

- by mail to:
  United Group Limited
  C/- Link Market Services Limited
  Locked Bag A14
  Sydney South NSW 1235; OR
- by lodging it online at www.linkmarketservices.com.au. You will be taken to have signed your proxy form if you lodge in accordance the instructions on the website; OR
- by facsimile to +61 2 9287 0309; OR
- by hand delivery to:
  Link Market Services Limited
  Level 12, 680 George Street
  Sydney NSW 2000.

A reply paid envelope is enclosed for the return of the proxy form by post.

By order of the Board
Dated: 6 September 2007

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

EXPLANATORY NOTES

Important Notice

The Explanatory Notes should be read in conjunction with, and form part of, the Notice of AGM that the Explanatory Notes accompany.

Financial report and shareholder questions

The financial report, directors' report and auditor's report for the Company for the year ended 30 June 2007 will be laid before the meeting. There is no requirement for shareholders to approve those reports. However, the Chairman of the meeting will allow reasonable opportunity for shareholders to ask questions about or make comments on the management of the Company. Shareholders will also be given a reasonable opportunity to ask the Company's auditor, KPMG, questions relevant to:

- the conduct of the audit;
- the preparation and content of the auditor's report;
- the accounting policies adopted by the Company in relation to the preparation of the financial statements; and
- the independence of the auditor in relation to the conduct of the audit.

Written questions to the Chairman about the management of the Company, or to the Company's auditor about the content of the auditor's report and the conduct of the audit, may be submitted no later than 3 October 2007 to:

The Company Secretary

United Group Limited

Level 7, 40 Miller Street

North Sydney NSW 2060

Facsimile: 61 2 9492 8844

Email: companysecretary@unitedgroupltd.com

You may also submit questions via the Company's website, www.unitegroupltd.com.

Questions in relation to the management of the Company will be collated and, during the meeting, the Chairman will seek to address as many of the more frequently raised topics as possible. The Chairman will also give a representative of KPMG the opportunity to answer written questions submitted to the auditor. However there may not be sufficient time available at the meeting to address all topics raised. Please note that individual responses will not be sent to shareholders. Copies of the questions and responses will be available at the meeting and posted on the Company's website.

Remuneration Report

The remuneration report of the company for the year ended 30 June 2007 is set out on pages 26 to 36 of the annual report to shareholders (**Remuneration Report**). A copy of the Remuneration Report is also available on the Company's website.

The Remuneration Report sets out United Group's remuneration arrangements for directors, including the Managing Director, and for senior executives.

The Chairman of the meeting will allow a reasonable opportunity for shareholders to ask questions about or make comments on the Remuneration Report at the meeting. In addition, the Corporations Act 2001 requires that shareholders be asked to vote on the Remuneration Report. However, this vote is of an advisory nature only and does not bind the Company or its directors.

The Board recommend to shareholders the adoption of the Remuneration Report.

Election of directors

Mr Camarri and Mr Humphry who are directors of the Company and who retire by rotation pursuant to Rule 8.1(e)(2) of the Company's constitution, and being eligible, offer themselves for re-election as directors of the Company.

Information on the experience, expertise, qualifications and term of office for Mr Camarri and Mr Humphry are set out in Annexure A.

The Board (excluding Mr Camarri and Mr Humphry) recommends to shareholders the re-election to the Board of Mr Camarri and Mr Humphry.

Increase Cap on Directors' Remuneration

Paragraph 8.3(a) of the Company's Constitution provides that:

"Each director is entitled to such remuneration out of the funds of the Company as the directors determine, but the remuneration of non-executive directors may not exceed in aggregate in any financial year the amount fixed by the company in general meeting for that purpose."

ASX Listing Rule 10.17 provides that the Company:

"must not increase the total amount of directors' fees payable by it or any of its child entities without the approval of holders of its ordinary securities."

The maximum aggregate remuneration that the Company may pay non-executive directors in any financial year is currently $1,500,000. The current aggregate limit has not been exceeded and details of directors' remuneration for the year ended 30 June 2007 are provided in the annual report to shareholders available on the Company's website at www.unitedgroupltd.com.

The Board's remuneration policy for non-executive directors aims to ensure that the Company can attract and retain suitably skilled, experienced and committed individuals to serve on the Board and its committees. The Board has maintained a fee "buffer" to give it the flexibility in planning its structure in advance, which includes appointing new directors to the Board before the directors they are replacing retire to allow orderly succession and optimal handover arrangements.

Following the acquisition of UNICCO Service Company in July 2007, the Board has agreed to seek to appoint a non-executive director with specific US market experience. So that the Board will have the flexibility and capacity to offer suitable remuneration to existing non-executive directors and any proposed new director(s) in the future, shareholder approval is sought to increase the maximum aggregate amount payable to non-executive directors in any financial year by $500,000 to $2,000,000.

Given the interest in this matter by each non-executive director, the Board as a whole makes no recommendations on this item.

ANNEXURE A

Director	Term of office	Qualifications	External directorships	Skills, experience & expertise	United Group involvement
Bruno G Camarri Age: 60 Independent: Yes	Director since October 1994	LLB	**Listed company directorships over past 3 years** Former Chairman - Murchison United NL (Retired 02/08/04) **Chairmanships** Vita Biodiesel Ltd, Meerilinga Young Children's Foundation Inc **Other Directorships and Memberships** Director of LINQ Capital Ltd, Heerema Marine Contractors Australia Pty Ltd, Nippon Oil Exploration (Dampier) Pty Ltd, Nippon Oil Exploration (Vulcan) Pty Ltd, Agrium Australia Pty Ltd and Maxwell Drummond International Limited Member of College of Law Advisory Board, The University of Notre Dame Australia Public Officer of Nucor Australia LLC Patron of United Way (WA) Inc **Former Partner** Freehills (1973 to 2003) **Former Directorships and Memberships** Director of Bristile Ltd (1996 - 2003), Advanced Energy Systems Ltd (2001–2004), LINQ Investors Ltd (formerly Rothschild Australia Golden Arrow Investors Ltd) (1997 - 2007) Former Trustee of Royal WA Institute for the Blind Foundation	Mr Camarri brings extensive legal and commercial expertise following a career in practising as a Corporate Lawyer since 1970, primarily representing clients in the energy and natural resources, construction and technology industries. He has advised both private industry and government in relation to joint ventures, sale, purchase and delivery of assets and commodities, financing, construction, foreign and local takeovers, taxation, IPO's (ASX and AIM), capital raisings, due diligence, titles (including native title), corporate governance and technology transfer. Between 1994 and 1996, he was Senior Counsel for the Western Australian Commission on Government. He had been a partner of Freehills for 30 years when he retired as a partner on 30 June 2003.	Deputy Chairman of the Board of Directors Member of the Audit & Risk Management Committee Member of Nomination & Remuneration Committee

Director	Term of office	Qualifications	External directorships	Skills, experience & expertise	United Group involvement
Richard Humphry AO Age:68 Independent: Yes	Director since October 2004	FCA, FCPA, FAICD, AAIB, MACS	**Listed Company Directorships over past 3 years** Former Managing Director and Chief Executive Officer, ASX Ltd (1994 to 2004) **Other Directorships and Memberships** Director of HSBC Bank Australia Limited, MBF Group Ltd, ClearView Life Nominees Pty Limited, O'Connell Street Associates Member of Foreign Affairs Council Trustee of International Accounting Standards Foundation Deputy Chairman Zoological Parks Board of NSW **Former Directorships and Memberships** President of Commonwealth Remuneration Tribunal Advisory Director of Morgan Stanley Australia Member of Administrative Review Council of the Attorney General's Department, Treasury Financial Reporting Council	Mr Humphry brings experience and knowledge of Australian capital markets, governance and disclosure obligations. He also has extensive knowledge in government operations, both federal and state. During Mr Humphry's period of tenure at the ASX Ltd, it became the first exchange in the world to simultaneously demutualise and list on its own exchange. Before joining the ASX, Mr Humphry was Director-General of the NSW Premier's Department and Auditor-General of Victoria. These positions followed 20 years experience in the Australian federal public service in Defence and Finance, and 13 years in the banking industry. Mr Humphry was President of the Australian Commonwealth Remuneration Tribunal for five years to 2003. Throughout Mr Humphry's career he has served on the boards of a diverse range of private and public sector organisations.	Member of Audit & Risk Management Committee

United Group Limited
UGL

ABN 85 009 180 287

Please return your Proxy forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1800 200 296
From outside Australia: +61 2 8280 7796
Facsimile: (02) 9287 0309
ASX Code: UGL
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

You can also lodge your vote on-line at www.linkmarketservices.com.au

X99999999999

I/We being a member(s) of United Group Limited (the Company) and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 2:00pm (Sydney time) on Wednesday, 10 October 2007, at the ASX Auditorium, Exchange Square, 18 Bridge Street, Sydney and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B **To direct your proxy how to vote on any resolution please insert** X **in the appropriate box below.**

	For	Against	Abstain*
Resolution 2 Adopt the Remuneration Report	☐	☐	☐
Resolution 3 Re-elect Bruno Camarri as a director of the Company	☐	☐	☐
Resolution 4 Re-elect Richard Humphry as a director of the Company	☐	☐	☐
Resolution 5 Increase the cap on directors' remuneration	☐	☐	☐

C ☐ **IMPORTANT: FOR ITEM 5 ABOVE**
If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of Item 5 above, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even though he/she has an interest in the outcome of Item 5 and that votes cast by him/her for that item, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 5 and your votes will not be counted in calculating the required majority if a poll is called on this Item.
The Chairman of the Meeting intends to vote undirected proxies in favour of Item 5.

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

UGL PRX742

UnitedGroup
Limited

Maintaining today creating tomo



UNITED GROUP LIMITED ANNUAL REPORT 2007

United Group continues to deliver for its shareholders with revenue and earnings at record levels

> Record net profit after tax and minority interest of $92.7 million
> EBIT before one-off items up 39% to $166.7 million
> Operating revenue of $2.5 billion, up 14%
> Fully franked total dividend of 48 cents per share, up 9%
> Favourable market conditions continue across all key sectors
> Robust order book of $4.4 billion
> Announced the $477 million acquisition of US facilities management business UNICCO
> Strong growth expected again in 2008

(In millions, except share data)	Year Ended 30 June 2007	Year Ended 30 June 2006	Year Ended 30 June 2005	2007 vs 2006 Change
Operating Revenue	2,549.5	2,232.4	1,254.9	^ 14%
EBIT	148.6	120.2	63.4	^ 24%
NPAT & MI	92.7	78.7	47.5	^ 18%
Earnings per share (cps)	67.8	63.7	45.8	^ 6%

Share Price Growth
– United Group Limited vs the ASX All Ordinaries Index


United Group Limited
ASX All Ordinaries
June 00
June 01
June 02
June 03
June 04
June 05
June 06
June 07

Over the past five years United Group has delivered:
> Dividend growth of 380%
> Earnings per share growth of 248%
> Total Shareholder Return of 601%

Contents

Delivering today

United Group continues to deliver for its shareholders, its customers and its people.

Our reach, revenue and profit continue to grow.

United Group operates in 17 countries throughout the world, delivering dependable outcomes for customers in wide-ranging essential services.

Operating revenue ($B)

$2.564.9



Group
Infrastructure
Rail
Resources
Services
1,258.1
2,247.0
2,564.9
1,060.3
2002
2003
2004
2005
2006
2007

EBIT ($M)

$190.2



Group
Infrastructure
Rail (Pre Rail PPP)
Resources
Services
69.2
139.5
190.2
2002
2003
2004
2005
2006
2007

Order book ($B)

$4.4



Group
Infrastructure
Rail
Resources
Services
4,283
4,401
2002
2003
2004
2005
2006
2007

Employees

11,099



Group
Infrastructure
Rail
Resources
Services
10,678
11,099
2002
2003
2004
2005
2006
2007

NPAT & MI ($M)

$92.7



2002
2003
2004
2005
2006
2007

Dividends & earnings per share ($M)

6% increase in EPS



Earnings per share
Total dividend per share
2002
2003
2004
2005
2006
2007

Chairman's Report

2007 was another landmark year for United Group as it laid the foundation for the next phase of its growth. United Group has three pillars upon which to grow: international expansion, the growing trend to outsource non-core services, and continued investment in essential infrastructure sectors in Australia and other international markets.



Trevor C Rowe AM
Chairman

Australia is experiencing a period of strong demand for commodities and, as a result of both a catch-up and the demand for infrastructure, the State Governments' total infrastructure spending for 2007/2008 is estimated at just over $40 billion, a 27% year-on-year increase. For the first four years out to 2010/2011, infrastructure spending is now estimated at just over $150 billion. United Group is well positioned to play an important role in this infrastructure "boom".

2007 was again a year of progress for United Group. Net profit after tax and minority interest was $92.7 million, up from $78.7 million in the prior year. Earnings before interest and tax (EBIT) were up 24% to $148.6 million (2006: $120.2 million) which includes $18.1 million of one-off costs associated with the Sydney train bid. Underlying EBIT was $166.7 million, an increase of 39%. Operating revenue of $2.5 billion was a record for United Group, up from $2.2 billion in the prior year. Profit and revenue growth has been fuelled by organic growth and the contribution from UGL Equis which was acquired in July 2006.

United Group's strong growth rates have again enabled the Board to reward shareholders whilst also ensuring that it has sufficient financial flexibility to pursue growth opportunities. A fully franked final dividend of 28 cents per share has been declared, taking total dividends for the year to 48 cents (2006: 44 cents), a 9% increase.

This is United Group's sixth consecutive year of profit growth. During the year, United Group consolidated its position in key markets and



strengthened its management team, systems and processes in preparation for continued growth.

It is encouraging to note that this expansion is already occurring with the announcement in July 2007 that United Group will acquire US-based facilities management business UNICCO for $477 million. UNICCO strengthens United Group's presence in North America and adds 18,000 people. We are encouraged by the prospects for this business.

The year just past can also be distinguished by the fact that United Group emerged as a global company as it broadened its geographical footprint in Asia and North America. Upon closing the UNICCO acquisition in September, United Group will employ 20,000 of its near 30,000 people in international markets.

United Group's strong financial performance, the growth in its workforce and its geographical expansion could not be possible without the commitment of its customers. The Board has been fortunate to meet a number of customers throughout the year and the feedback has been pleasing. I would like to thank them for their support.

The Board has been particularly impressed with the depth of talent in the senior management team and the commitment of skills training for its people. Consequently, our Managing Director & CEO Richard Leupen and his team are well equipped to take United Group to the next stage in its development. As United Group emerges as a global player in property services and infrastructure engineering, strong leadership is critical to our success.

On behalf of the Board, I would like to congratulate Richard Leupen for his leadership during another successful year. Also, I would like to commend Richard, the management team and all the people at United Group for their efforts and commitment during the year. The Board continues to visit the various project sites and offices, and takes the opportunity to meet with its people and customers. This is an important process and validates the Board's view that management's operational strategies are delivering the right outcomes for both shareholders and customers.

Finally, I would like to take this opportunity to thank United Group's shareholders for their continued support. A milestone during the year has been United Group's entry into the S&P/ASX 100 index, ranking us as one of the top 100 publicly listed companies in Australia. This has brought with it many new shareholders who we welcome to United Group.



Trevor C Rowe AM
Chairman

Managing Director & CEO's Report

2007 has been another successful year for United Group. With strong customers and partners, and a motivated and talented team, we are confident that 2008 is likely to be another successful year in United Group's history.



Richard A Leupen
Managing Director & CEO

2007 was a year in which we have put in place the structural drivers to take United Group to the next phase of growth. We have been successful on a number of fronts. We have continued to strongly grow revenue and earnings, and our workforce will increase from 11,000 to near 30,000 with the acquisition of UNICCO. Of this, 20,000 people will be working offshore. We have emerged as an international services company with an ever-expanding global presence operating across Australia, New Zealand, Asia, North America and parts of Europe and the Middle East.

The year can also be characterised as one in which we strengthened our position in key sectors and improved our operational capabilities. We have deliberately "cycle proofed" United Group to enhance our ability to meet our growth targets over the longer term. This means having the right risk management procedures in place, the best teams, strong partnerships at both the customer and technology level, and operating in the right sectors. We have been vigilant in maintaining our risk management process to assist us to deliver sustainable growth for our shareholders in the future.

Our people and a values-based culture
United Group's 11,000 people remain a prime differentiator. Their safety and wellbeing is our top priority and we continue to develop learning and development programs at all levels to ensure our people get the very best out of their working environment. We are ensuring our people feel they can participate in United Group's growth, are well incentivised and motivated so they can reach their full potential.

The ULead program is helping to educate and improve the skills of our future leaders, critical for a company that has a long-term focus. Additionally we continue to support the development of young Australians pursuing a career in trades. We currently have over 400 apprentices working at our job sites throughout Australia. In an environment of significant skills shortages, it is critical not only to United Group's future success, but Australia's longer-term competitiveness that we train our youth.

Across all operations we continue to place great emphasis on our core values. With operations expanding throughout the world, teamwork, open and honest communication, dependability, partnerships, integrity and, above all, safety, remain pivotal to our success and important characteristics of our brand.

Of all our values, safety remains the most critical. The USafe program continues to grow and our workers throughout the world are embracing the importance of good safety practices and delivering a safer workplace each year. More details of our safety initiatives are outlined in the HSSE report.

United Group's values are also reflected in its various contributions to the communities in which it operates. One initiative is United Group's three-year partnership with Red Cross in their Disaster and Emergency Services. We are looking to expand our activities with Red Cross as our partnership strengthens.

Organic growth and acquisitions the dual drivers

United Group enters the coming year with a solid and sustainable order book of $4.4 billion. As in prior years, United Group takes a conservative approach in calculating its order book. A large percentage of our work is generated from renewals and extensions on existing contracts, revenue that is not recognised in the order book. We therefore have significant growth potential in the current order book and renewable contract base.

Increased revenue and earnings are again being driven by organic growth in all operating businesses, as well as through acquisitions. Across all businesses we have secured some excellent projects.

UGL Infrastructure continues to win major infrastructure projects such as the North South Brisbane Tunnel, works with Sydney Water and a number of power and transmission line projects in the eastern states and Western Australia.

UGL Rail has been successful in winning new locomotive supply, and iron ore and coal wagon manufacture contracts. The business has also progressed a number of rail passenger car refurbishment and build projects and this remains an important market.

UGL Resources continues to perform well and secure higher margin asset management work in the Australian resources sector. The business is generating a greater percentage of recurring revenue from its maintenance activities with a number of leading resource sector companies.

Managing Director & CEO's Report continued

UGL Services also performed well. The integration of UGL Equis is nearly complete and we are now looking at growth opportunities in North America and other markets in which we operate. UGL Equis secured its first global contract and also added a number of leading blue-chip corporations and government departments to its customer base. UGL Services was successful in securing 95% of re-tenders and also securing our first facilities management project in the Middle East.

Acquisitions are again an important part of United Group's growth. In July 2007, we announced another major growth milestone with the $477 million acquisition of US-based facilities management business UNICCO. This strengthens our property services capabilities in the growing North American market, where the outsourcing trend is less mature than Australia.


Trans

Strong partnerships
Our technology partnerships are also an important factor in delivering the best outcomes for customers. We work today with strong partners in the transport sector – GE, ALSTOM SA, Mitsubishi Electric and Siemens, in the energy sector – Balfour Beatty and GE, in the water sector – GE and MWH, and in the resource sector – Aker Kvaerner. Together, we have secured a number of projects throughout Australia.

As customers demand global solutions we cannot underestimate the value and strategic advantage that these partnerships bring. Our sectors are now global sectors, and if we are to prosper in the longer term, we have to deliver leading-edge outcomes which can only occur if we partner with the very best.

Our strategy delivering results
As United Group continues to grow to what is now a much larger business, some may believe that a change of strategy will occur but our strategy remains very much the same. Alongside the booming Australian resources sector, we continue to provide outsourced services to major population centres that need essential infrastructure. This has been our strategy for the past six years and it has been successful.

Our strategy for many years has been based on the fact that we have been successful in picking trends early and backing our judgement. As the infrastructure boom gathers pace, we know the world needs transport, water, energy, and essential services that need to support growing populations. This is helping to fuel United Group's growth both domestically and internationally as we capture a greater share of those activities.

The trend to outsource non-core services such as property services and business process outsourcing was a trend we saw emerging some years ago. We now have a business that has the potential to become a global leader in certain outsourced services.

With our strategy driving United Group's growth, two distinct lines of business have emerged – global property services and engineering services. Whilst this may not be a traditional match, it makes every sense to keep the two operations together under one company. Our increased size and scale means we have greater access to capital, we are better equipped to take on larger projects, attract and retain the best skills, benefit from cross-selling among our customers, and have a more efficient operating platform. As well as those synergies, our work in property is often technically or engineering driven in fire services, energy efficiency, and air conditioning and maintenance management, areas all well suited to United Group.

Strengthening our foundation

An important development during the year has been ensuring we have the right people, systems and procedures in place to match our continued growth. We initiated the One United program which has been designed to consolidate and rationalise our procurement, IT systems and procedures. The process is also helping us to eliminate poor performing contracts and improve the management of existing projects. One United is more than a cost cutting exercise and we will reinvest savings back into United Group to build our teams and enhance financial performance.

We have also strengthened our senior management team in the areas of business development, finance and operations. It is testament to the strength of United Group's brand that we can attract and retain such top-flight talent.

The foundation is set for continued growth

United Group continues to grow at a rapid rate and our customers and our people are the drivers of this growth. As we enter a new year I would like to thank our customers for their ongoing commitment. United Group's success depends on our people delivering the best outcomes and I would also like to extend my thanks to them for another excellent year.

United Group enters the year in the best position in its history to capitalise on the opportunities in global property services and essential infrastructure. We have spent the past year strengthening our position in key markets and we now have the foundation in place to capitalise on the strong opportunities open to us.

We expect 2008 to be another year of growth supported by favourable market conditions, growth in outsourcing in all major markets, and increased spending on essential infrastructure.

Upon completion of the UNICCO transaction, United Group's revenue from international markets is expected to exceed $1 billion, with total revenue next year approaching $4 billion. Our long-term goal remains, to increase earnings by between 10% and 15% on a sustainable basis. Organic growth and acquisitions will continue to be the future growth drivers.

We have a stronger leadership team and a strategy delivering results. We are in sectors that are growing and we have the best people and customers. These essential ingredients will ensure that United Group not only continues to lead its sectors but also delivers for its shareholders.

Thank you for your continued support.

Richard A Leupen
Managing Director & CEO

Creating a better tomorrow

United Group's strategy remains the same. We continue to work with our customers throughout the world to build and maintain essential infrastructure in major population centres. Ultimately, the objective is to help improve the lives of the people that live and work in these communities.

Whether it is maintaining commercial buildings, building and maintaining power lines or water treatment plants, manufacturing new passenger trains, or freight wagons to deliver natural resources to the world's major markets, our strategy will remain the same. With an eye on the longer term, we are all about creating a better tomorrow for our shareholders, our customers and our people.



UGL Equis

The key drivers for success

A strategy that delivers results

A key ingredient of United Group's success has been its ability to stick to its strategy of building and maintaining essential infrastructure that supports major population centres. We remain focused on targeting emerging global sectors, and we are strengthening our skills and capabilities in our home market, and then expanding into new international markets. Customers are demanding global solutions and we are ensuring we can deliver the best outcomes no matter where our customers operate.





Picking trends early

Part of United Group's success has been its ability to pick trends early and to be a leader in its chosen sectors. We recognised some years ago that companies would continue to outsource non-core functions such as property services. Our global property services business is an example of a trend we have successfully capitalised on. Property services will always be required regardless of economic cycles. United Group is an emerging leader in this market.



Having leading partners

As our sectors globalise, partnering with recognised leaders will be instrumental for **United Group's** growth over the longer term In water and wastewater, healthcare and rail sectors, we are working with **GE**. United Group continues to partner with global technology providers and this is one of our key drivers for success.

UnitedGroup Infrastructure

Revenue: **$722.1 million**
EBIT: **$49.8 million**
Order book at 30 June 2007: **$1.6 billion**

- > Strong growth in revenue, earnings and order book
- > Robust market conditions
- > Strengthened market positions in water, energy and transport infrastructure
- > Broadened alliances and partnerships

Overview

Continued spending in the essential infrastructure sectors of water, energy and transportation have been key drivers of UGL Infrastructure's success this year. Revenue and EBIT are both at record levels with the order book supporting future growth.

Particularly pleasing has been the business' performance in the eastern states of Australia as governments and the private sector continue to spend on essential infrastructure.

A greater focus on alliance style contracts with joint venture partners has ensured UGL Infrastructure has secured a number of major capital works projects during the year including the SewerFix Program for Sydney Water and the Western Corridor Recycled Water Project at Gibson Island. In addition, the first two projects on the Trackstar alliance program with QR in southeastern Queensland have now been approved. Alliance style projects now account for 60% of UGL Infrastructure's order book.

UGL Infrastructure has also strengthened its energy sector operations with the business now recognised as the leading substation contractor in Australia. The business has secured major substation works at Mt Piper and Bayswater in New South Wales for Transgrid, and has improved its market position in Western Australia with new transmission line works. In the transport sector, the mechanical and electrical works package on the North South Brisbane Tunnel has been secured.

A significant development has been UGL Infrastructure's partnership with GE on water and energy projects. This offers the business scope to expand its presence in both sectors in Australia and internationally. In addition, the business continues to develop opportunities with Balfour Beatty in the power transmission sector. In the transport sector, a number of recent announcements of major infrastructure works by State Governments, such as the Brisbane Airport Link and the North West Rail duplication, continue to offer growth opportunities.

In addition, UGL Infrastructure is expanding its operations in the communication infrastructure sector and there are a number of growth avenues being pursued. UGL Infrastructure is also building on the fire systems work undertaken on major road and rail projects.

Outlook

With continued investment in private and public infrastructure, strong growth is expected to continue. In order to focus on these sector-driven growth opportunities and deliver the larger-scale projects currently in hand, the business is being split into two separate businesses, UGL Transport & Systems and UGL Water & Energy.

As both businesses expand their scope of works and geographical presence, they will be backed by strong project management processes, an experienced management team and excellent partnerships. The sum of the two businesses is expected to significantly exceed the performance of UGL Infrastructure this year.



UnitedGroup Rail

Revenue: **$1.1 billion**
EBIT: **$63.6 million**
($45.5 million after PPP costs)
Order book at 30 June 2007:
$1.5 billion

- > Expanded operations in the resources sector with new locomotive and freight wagon contracts
- > Increased asset management capability
- > Record revenue
- > Strengthened partnership with GE Transportation in heavy haul and eco-friendly locomotive supply
- > Resource sector and passenger refurbishment projects to drive future growth

Overview

UGL Rail performed well in what was a challenging year for the business. The revenue of $1.1 billion is a record and demonstrates that UGL Rail continues to secure new maintenance, refurbishment and build projects in all of its sectors. EBIT of $63.6 million, before accounting for costs associated with bidding for the Public Private Partnership (PPP) for Sydney's passenger trains, was up 29%, a record performance.

Major passenger car build programs in New South Wales have progressed and the business continues to work with NSW RailCorp towards successful completion of these projects. Passenger car refurbishment contracts such as the XPT fleet, the Ghan and Overland passenger trains were also progressed during the year.

The resources sector has been one of the business' main growth drivers with strong demand for iron ore wagons and heavy-haul locomotives in Western Australia, as well as coal wagons in Queensland and New South Wales.

UGL Rail has strengthened its international profile through its partnership with GE Transportation by assisting in the design of locomotive platforms and bogies for GE Transportation's projects in China and Kazakhstan.

Outlook

UGL Rail enters FY2008 with an excellent portfolio of products and services. Passenger railcar refurbishment projects, continuing demand from the resources sector, and growth in freight markets will ensure demand remains strong.

Capturing growth opportunities in the business' traditional markets has to be matched by improved delivery and the business has taken the necessary steps to ensure successful outcomes for customers are achieved. UGL Rail has strengthened its technology offering and key partnerships and improved its risk management procedures to ensure excellent financial performance on major projects. This is backed by a highly motivated and talented management team.

UGL Rail has increased its asset management capability and the prospects for this are encouraging. Large-scale maintenance project renewals are a major focus for UGL Rail in FY2008. MainTrain, Mainco and Toll New Zealand maintenance projects are all set for renewal in the coming years. The business has a successful track record managing all three projects in recent years and will work hard to endeavour to retain all of these key activities.



Paul Murphy,
UGL Rail

![UnitedGroup Resources]

Revenue: **$366.4 million**
EBIT: **$41.5 million**
Order book at 30 June 2007: **$289.0 million**

> Improved margin performance
> Increased number of asset services projects with recurring revenue
> Pipeline of new projects secured in Western Australia, South Australia, New Zealand and Queensland
> Growth in the Steelplan business

Overview
UGL Resources performed well during its second year as it continued to develop the blend of business across large-scale and high-risk projects, asset services (both maintenance and minor capital works), and high-quality engineering solutions using leading technologies. Revenue of $366.4 million was lower than prior year while EBIT was up 36% to $41.5 million. The EBIT margin of 11.3% reflects the improvement in the quality of earnings.

The pipeline of project wins during the year has been encouraging. UGL Resources continued a disciplined approach to tendering and risk management in a very volatile and overheated sector, and therefore has been selective in the projects for which it has tendered.

New works include ongoing asset services activity at BHP Billiton's Olympic Dam, growth at operations in the alumina industry for QAL and Alcoa, and asset services in the Bowen Basin and Hunter Valley coal markets. The business has also been appointed construction contractor for Dyno Nobel's Moranbah ammonium nitrate plant in Queensland. A significant portion of integration and detailed engineering and procurement is also under contract to Dyno Nobel. UGL Resources is a lead contractor in the Team 45 Alliance with Fortescue Metals Group's Cloud Break project. Projects successfully completed include works for Orica, QNI and BHP Billiton's Ravensthorpe.

The Steelplan business, which was acquired in 2006, is performing well and growing its operations organically in Western Australia with new offices opening in Adelaide and Brisbane.

Outlook
UGL Resources is likely to benefit from continuing strong conditions in the Australian resources sector. The business' focus on securing relationships which generate longer-term recurring revenue, managing risk in a strong project market and maintaining high-quality of earnings will continue.

UGL Resources' Engineering, Procurement, Construction and Management (EPCM) capability has been further developed and is likely to contribute high margin work in the coming year. The business is also exploring growth opportunities in its asset services operations in all major industrial and resource centres throughout Australia.

The pipeline of bidding opportunities, particularly in Western Australia, South Australia, New Zealand and Queensland is strong and UGL Resources is well placed to secure a greater share of higher margin work in asset services and EPCM. The business is well placed for growth in the coming year, backed by a strong management team, excellent systems and procedures, favourable market conditions, and its unique end-to-end capability from feasibility to commissioning to asset management.



Brian Laffin, UGL Resources

UnitedGroup
Services

Revenue: **$416.1 million**
EBIT: **$35.3 million**
Order book at 30 June 2007: **$1.0 billion**

> Record revenues and earnings
> Strong performance from all regions
> Growth in key sectors including healthcare
> Global expansion to drive future growth



David James, UGL Services

Overview

UGL Services performed very well during the year, increasing both revenue and earnings. The main reasons were the contribution from UGL Equis, acquired in July 2006, and strong organic growth from United PREMAS.

The integration of UGL Equis is near complete. UGL Equis is performing to expectation and has secured a number of new property services projects with leading blue-chip customers and Government departments during the period.

With UGL Services' expanded geographical footprint, the business is less reliant on a number of major customers and the order book is a better mix of long-term customers across Australia, New Zealand, Asia, the United Kingdom and the United States.

During the year, a major achievement was securing the business' first project in the Middle East market with United PREMAS appointed to manage the Aspire Zone, a 240-hectare sporting precinct in Qatar.

The business has continued its track record of unrivalled customer retention with all major renewals secured. UGL Services' strategy of targeting Australia's Top 100 companies has been successful with new project appointments from BHP Billiton, GE Money, Bunnings and Santos. Recent project wins and extensions include projects with the NSW Ministry of Police, MBF, Department of Education, Science and Training (DEST), Department of Employment and Workplace Relations (DEWR), St.George Bank and Westpac.

Outlook

UGL Services has an enviable position in its key markets. Its strategy of establishing an end-to-end integrated Corporate Real Estate (CRE) and Facility Management (FM) services model positions it strongly for future growth. The combination of UGL Equis and now UNICCO means that UGL Services can begin to offer its customers in North America CRE and FM services. PPPs in social infrastructure are also a focus with the business.

With a greatly expanded geographical footprint, UGL Services is now well placed to secure global property services contracts as multinational companies demand one major partner to service all their needs. To ensure it has the best systems in place to deliver for its customers, the business is in the process of integrating and upgrading its IT systems across all geographical regions. This will allow UGL Services to secure larger projects across multiple markets.

UGL Services has forged a presence in a number of key sectors and it is well placed to be the CRE/FM service provider of choice in healthcare, government, sporting facilities, justice and correctional services and financial services markets. With its expanded geographical footprint and integrated services model, UGL Services is well positioned for growth in 2008.

United People – Building our skill base for the longer term



UGL Equis

Our training and development programs ensure that our people have the best skills and the necessary leadership attributes for United Group to deliver the best outcomes for its customers, and ultimately its shareholders



United Group continues to invest in the training and development of its people across all levels. The United People initiative is in its third year and continues to be successful in identifying our future leaders and enhancing our skills base across all businesses. In an environment of global skills shortages, providing the best learning and development framework for our people is essential.

ULead, United Group's future leaders program, remains one of our most important programs. In the past year, 60 United Group employees with high potential have participated in the ULead program. In addition, we currently have another 84 employees in waves three, four and five of the program, learning leadership and management skills and together, working on projects that identify future business opportunities and process improvements. Also, the ULead alumni program focuses on encouraging those individuals that have graduated from the ULead program to take advantage of internal opportunities to further their skills and development.

Graduate recruitment is also a priority for all businesses. With competition for qualified graduates intense, United Group has recently developed and implemented a graduate recruitment program, focused particularly on technical professions and engineering. Initiatives include presentations at trade shows and universities, advertising in Graduate Careers Australia and communication programs with current graduate recruits. We currently have over 50 graduates and we expect to grow this significantly in the coming years.

Our ongoing focus on job training has seen United Group undertake a project management development program with Bond University. This program will allow us to develop our people working on projects to help ensure the delivery is of the highest quality.

Enhancing the skills of our apprentices is a key initiative for United Group, especially in our manufacturing operations. We now have over 400 people in apprenticeship programs and our commitment to this area of training and development continues.

The Employee Share Plan operates across all our major markets, Australia, New Zealand, Singapore, and now the United States. Initial take-up in the United States was very encouraging with 47% of eligible employees now shareholders. Overall participation in the Employee Share Plan remains steady at 27% of eligible employees and we now have employees who are shareholders.

Health, Safety, Security & Environment Report

Safety comes first on the agenda
At United Group, we are constantly motivating our people to lead the way in safe work practices and maintain a safe, healthy, secure and sustainable work environment. We encourage our employees to look out for each other, as well as for themselves. The personalising of safety responsibility is leading to a positive and cooperative work attitude.

United Group's commitment to a high standard of Health, Safety, Security & Environment (HSSE) performance is encouraged through the successful USafe program, now in its sixth year of operations. The two key messages with USafe are:

- Safety happens when YOU take responsibility
- Right Attitude – Working Safely

USafe is about a way of working safely, the USafe way – building a strong well defined safety culture and detailed management systems for all our people, as well as contractors and customers that work on our projects. The USafe identity is our central visual prompt of working responsibly with safe work practices. HSSE USafe initiatives and programs sustain the focus on personal safety commitment.

Where we have been able to identify sustainable initiatives, we have begun reinforcing the view that USafe includes a personal responsibility to also keep the environment safe from harm.

United Group works across many sectors of infrastructure development and maintenance. Engineering services incorporate safety in design practices to ensure new structures and equipment meet Australian Standards for both construction and operations, increasing the level of safety and reliability.

Recognition and statistics
United Group's growth particularly in the services and infrastructure sectors has been substantial. Through organic growth and acquisitions, we have successfully engaged new people to assist our customers to meet their commercial objectives and, at the same time, achieving United Group's HSSE expectations.

United Group's safety goal is to perform in a best practice environment. This year, United Group nearly doubled the previous total work hours and successfully achieved our targets to reduce significant injury.

- 44,690,060 work hours contributed by:
  - UGL Infrastructure 15.0%
  - UGL Resources 10.9%
  - UGL Rail 16.5%
  - UGL Services 57.6%
  - (FY2006: 24,662,387)
- For FY2007, United Group achieved a lost time injury frequency rate per million work hours (LTIFR) equal to 1.41, with the internal hurdle set at 1.60, a solid achievement. This was down from 3.04 in FY2006.
- The total recordable frequency rate per million work hour (TRCFR) was 5.77 versus a hurdle set at 16.00, compared to 14.68 in FY2006.



Juan Carlo Miguel,
UGL Rail

Our health and safety

- This year the HSSE intranet was broadened to all points across United Group making people aware and keeping them informed about United Group's safe work culture.
- UTrac is developing into a consistent source of safety data, tracking safety activity and incident events across all operations.
- The USafe College concept was initiated at the May 2007 HSSE Workshop held in Sydney and attended by HSSE staff who directly support field operations.
- Our internal health services assist with pre-employment health assessment reviews, proactive injury management and return to work support, workers' compensation processing and our Employee Assistance Program.
- All newly acquired businesses within United Group have progressed with upgrading HSSE management systems and programs, increasing internal and external auditing to verify operational compliance.

Our Security

Many of United Group's people travel and work in high-risk potential locations – correctional facilities, hospitals, airports, Australia's international embassies/high commissions, public locations, rail and road networks – places that need the assurance and support both in preparedness and response.

United Group has contracted the services of International SOS to provide assistance to our people who require prompt and professional help with any medical or security problems, and in any emergency when they are travelling internationally.

Our sustainability and environment

United Group recognises that environmental conservation is one of the most important issues for the community. We understand the importance of maintaining a high standard of environmental care when conducting our activities. United Group is involved in major infrastructure works for State Governments and municipalities as well as private companies. Our solutions aim to contribute to sustainability and actively minimise harm to the environments in which we work.

UGL Services successfully completed an external audit and is close to achieving certification of their Environmental Management System to the International Standard ISO14001. UGL Infrastructure has been preparing to extend the ISO14001 standards across its operations in 2007, a sign that United Group continues to take its environmental responsibilities seriously.



Paul Chillain,
UGL Services

Directors' Report
for the year ended 30 June 2007



R G (Sandy) Elliot
Non-executive Director

Richard G Humphry AO
Non-executive Director

Bruno G Camarri
Non-executive Director

Trevor C Rowe AM
Chairman

Richard A Leupen
Managing Director & CEO

Richard D White
Non-executive Director

David J Young
Non-executive Director

John W Ingram
Non-executive Director

The Board of directors has pleasure in presenting its report together with the financial report of United Group Limited (the **company or United Group**) and of the consolidated entity, being the company and its controlled entities (**the group** or the **consolidated entity**), for the year ended 30 June 2007 and the auditor's report thereon.

The names of directors in office during or since the end of the financial year were:

- Trevor C Rowe AM – Chairman
- Bruno G Camarri – Deputy Chairman
- Richard A Leupen – Managing Director & CEO
- R G (Sandy) Elliot
- Richard G Humphry AO
- John W Ingram
- Richard D White (appointed 25 July 2006)
- David J Young

Unless indicated otherwise, all directors held the position of director throughout the financial year and up to the date of this report.

Details of the members of the Board, their experience, expertise, qualifications and term of office are set out below.

Trevor C Rowe AM – FCIS, FAICD, ACPA

Age: 64

Independent: Yes.

Director since September 2002.

Elected as Chairman October 2003.

Listed company directorships over past three years: ASX Ltd (since July 2003).

Chairmanships: Rothschild Australia Limited, GoTalk Limited, Queensland Investment Corporation, Queensland BioCapital Fund, Enhance Management Ltd, RSPCA Queensland Capital Campaign and Careers Australia Group Ltd.

Other directorships and memberships: Chancellor of Bond University Ltd; Guardian of the Australian Government's Future Fund of Australia; Member of Foreign Affairs Council and Royal Flying Doctor Service – The Friends Committee.

Former Chairman: Citigroup Global Markets Ltd.

Mr Rowe has over 25 years' experience in the investment banking and funds management industry domestically and internationally. Mr Rowe is currently the Chairman of Rothschild Australia Limited and had a leading role in establishing Salomon Smith Barney (now known as Citigroup Global Markets) offices in Australia in 1983. In this time, he worked in the Australian, US and Asian markets. Prior to Citigroup, Mr Rowe held senior positions in Asia with the Arab Malaysian Development Bank and Private Investment Company of Asia (PICA) for 10 years. He has also held positions with Peat Marwick Mitchell & Co and A C Goode & Co in Western Australia.

Chairman of Board of Directors.

Chairman of the Nomination & Remuneration Committee.

Bruno G Camarri – LLB

Age: 60

Independent: Yes.

Director since October 1994.

Listed company directorships over past three years: Former Chairman – Murchison United NL (Retired 02/08/04).

Chairmanships: Vita Biodiesel Ltd, Meerilinga Young Children's Foundation Inc.

Other directorships and memberships: Director of LINQ Capital Ltd, Heerema Marine Contractors Australia Pty Ltd, Nippon Oil Exploration (Dampier) Pty Ltd, Nippon Oil Exploration (Vulcan) Pty Ltd, Agrium Australia Pty Ltd and Maxwell Drummond International Limited; Member of College of Law Advisory Board, The University of Notre Dame Australia; Public Officer of Nucor Australia LLC; Patron of United Way (WA) Inc.

Former partner: Freehills (1973 to 2003).

Former directorships and memberships: Director of Bristile Ltd (1996 to 2003), Advanced Energy Systems Ltd (2001 to 2004), LINQ Investors Ltd (formerly Rothschild Australia Golden Arrow Investors Ltd) (1997 to 2007); Former Trustee of Royal WA Institute for the Blind Foundation.

Mr Camarri brings extensive legal and commercial expertise following a career in practising as a corporate lawyer since 1970, primarily representing clients in the energy and natural resources, construction and technology industries. He has advised both private industry and government in relation to joint ventures, sale, purchase and delivery of assets and commodities, financing, construction, foreign and local takeovers, taxation, IPOs (ASX and AIM), capital raisings, due diligence, titles (including native title), corporate governance and technology transfer.

Between 1994 and 1996, he was Senior Counsel for the Western Australian Commission on Government.

He had been a partner of Freehills for 30 years when he retired as a partner on 30 June 2003.

Deputy Chairman of the Board of Directors.

Member of the Audit & Risk Management Committee.

Member of Nomination & Remuneration Committee.

R G (Sandy) Elliot – Bachelor of Engineering (Hons) (University of Queensland), Fellow of the Institute of Engineers Australia (FIEAust CPEng), and a Member of the Institution of Engineering and Technology, UK (MIET)
Age: 63
Independent: Yes.

Director since October 2004.

No listed company directorships over past three years.

Other directorships and memberships: Consultant, Hyder Consulting.

Former directorships: Managing Director, ALSTOM Australia Ltd.

Mr Elliot has extensive experience in construction and engineering following a long and successful career within the industry including his time as Managing Director of ALSTOM Australia Ltd. Highlights of Mr Elliot's career at ALSTOM Australia include: consistently improved sales and profitability and significant growth of the operations; development of the Major Projects business which has successfully undertaken large-scale works including the electrical and mechanical aspects on the Sydney Harbour Tunnel, Eastern Distributor, M5 East Expressway and Parramatta Rail Link; development of major service activities in the fields of Power Generation, Rail Transport and Transmission & Distribution. Mr Elliot is a previous NSW State President of Australian Industry Group (AIG).

Member of Health, Safety, Security & Environment Committee.

Richard Humphry AO – FCA, FCPA, FAICD, AAIB, MACS
Age: 68
Independent: Yes.

Director since October 2004.

Listed company directorships over past three years: Former Managing Director & Chief Executive Officer, ASX Ltd (1994 to 2004).

Other directorships and memberships: Director of HSBC Bank Australia Limited, MBF Group Ltd, ClearView Life Nominees Pty Limited, O'Connell Street Associates; Member of Foreign Affairs Council; Trustee of International Accounting Standards Foundation; Deputy Chairman Zoological Parks Board of NSW.

Former directorships and memberships: President of Commonwealth Remuneration Tribunal; Advisory Director of Morgan Stanley Australia; Member of Administrative Review Council of the Attorney General's Department, Treasury Financial Reporting Council.

During Mr Humphry's period of tenure at the ASX Ltd, it became the first exchange in the world to simultaneously demutualise and list on its own exchange. Before joining the ASX, Mr Humphry was Director-General of the NSW Premier's Department and Auditor-General of Victoria. These positions followed 20 years' experience in the Australian federal public service in Defence and Finance, and 13 years in the banking industry. Mr Humphry was President of the Australian Commonwealth Remuneration Tribunal for five years to 2003. Throughout Mr Humphry's career he has served on the boards of a diverse range of private and public sector organisations.

Member of Audit & Risk Management Committee.

John W Ingram – FCPA
Age: 65
Independent: Yes.

Director since April 2003.

Listed company directorships over past three years: Wattyl Ltd (Director since 2001, Chairman since 2003); Nick Scali Ltd (Chairman since 2005); Crane Group Ltd (Retired February 2004); Rinker Group Ltd (Retired June 2007 following acquisition).

Other directorships and memberships: Australian Superannuation Limited (since July 2006); The Immediate National Past President of Australian Industry Group Ltd.

Former directorships: Historic Houses Trust of NSW, The Victor Chang Cardiac Research Institute.

Mr Ingram has extensive experience in managing corporations. He is also a professional company director.

Chairman of Health Safety Security & Environment Committee.

Member of Nomination & Remuneration Committee.

Richard A Leupen – BSc (MechEng), CP Engineer, FIE Aust, FAIMM, FAICD
Age: 54
Independent: No.

Managing Director & CEO since October 2000.

Directorships: Protech Holdings (WA) Pty Ltd; Australian Constructors Association; National Executive – Australian Industry Group.

Other memberships: Business Council of Australia.

Mr Leupen has 30 years' experience in service industries. He has worked for international and Australian engineering companies including GHD, and Kaiser Engineers, based in Perth and Washington DC. Previous organisations include BHP Port Kembla, Shell Australia and Simcoa Operations.

Member of Health Safety & Security Committee.

Chairman of United Group's Executive Committee & Subsidiaries.

Richard D White – BSc (Hons) Chemistry

Age: 57

Independent: Yes.

Director since July 2006.

No listed company directorships over past three years.

Former chairmanships: Riviera Group (Resigned May 2007); Former Executive Chairman, Serco.

Other memberships: Advisory Group for Ironbridge Capital.

Following a period working for RCA and GE, in the mid 1980s Mr White led a management buyout of GE's UK service business which resulted in the formation of Serco. Serco subsequently obtained a full listing in the London Stock Exchange and in the 10 years prior to Mr White's retirement in 2002 was in the top 10 companies for value creation in the UK.

On listing, Mr White became the Managing Directors and in 1999 Executive Chairman. The group at that time had operations in 35 countries and employed over 32,000 staff. As part of its international expansion Mr White successfully set up Serco's Asia Pacific Operations in 1992.

David J Young – FCA, FCPA, FAIM, FAICD

Age: 66

Independent: Yes.

Director since June 1994.

No listed company directorships over past three years.

Former chairmanships: Burswood Ltd (Retired June 2003), Integrated Tree Cropping Ltd, Tanami Gold NL.

Former directorships: SGIO Insurance Ltd (Deputy Chairman); Alesco Corporation Ltd; Home Building Society; Fortron Group of Companies; Silicon Metal Company of Australia Ltd; Rural Traders Company Limited; State Government Insurance Commission (Deputy Chairman).

Following a successful career as a Chartered Accountant, including 14 years as the Managing Partner of KPMG in Western Australia, Mr Young held a number of directorships of public and private companies. Mr Young is a former President for Western Australia of both the Australian Institute of Company Directors and the Australian Institute of Management and a former Chairman of the Institute of Chartered Accountants (WA Region). Mr Young is a former National Councillor of all of the above organisations.

Chairman of Audit & Risk Management Committee.

The number of meetings of the Board of directors and of Board committees during the financial year and attendances for each of these meetings were:

	Board Scheduled		Board Unscheduled		Audit & Risk Management Committee		Nomination Committee		Remuneration Committee		Health, Safety Security & Environment Committee	
Trevor Rowe AM	11	11	1(2)	1(2)	–	–	2	2	2	2	–	–
Bruno Camarri	11	11	1(2)	1(2)	4	4	2	2	2	2	–	–
R G (Sandy) Elliot	11	11	0(3)	1(3)	–	–	–	–	–	–	2	2
Richard Humphry AO	11	11	1(3)	1(3)	4	4	–	–	–	–	–	–
John Ingram	11	11	1(3)	1(3)	–	–	2	2	2	2	2	2
Richard Leupen*	11	11	1(3)	1(3)	4	4	2	2	2	2	2	2
Richard White	11	11	1(3)	1(3)	–	–	–	–	–	–	–	–
David Young	11	11	0(3)	1(3)	4	4	–	–	–	–	–	–

Shaded column — Meetings attended while a director or member

Unshaded column — Meetings held while a director or member, and required to attend

Numbers in brackets are circular resolutions.

- Mr Leupen attended the Audit & Risk Management Committee, Nomination Committee and Remuneration Committee by invitation.

Directors' Report continued

for the year ended 30 June 2007

Principal Activities

United Group is a diversified infrastructure and services group specialising in operations in engineering, fabrication, manufacturing, maintenance, construction and business process outsourcing including corporate real estate and facilities management, property services.

United Group has 11,099 employees in Australia, New Zealand, Asia, the United States and parts of Europe and the Middle East. The company has a client base that includes local and national governments and blue-chip corporations.

United Group is structured into four business lines:

UGL Infrastructure is an Australian market-leading provider of industrial maintenance, manufacturing and engineering services to sectors as diverse as water, power, transport, communications and defence.

UGL Rail is Australia's foremost provider of design, manufacturing, engineering, maintenance and spare parts solutions to the rail and light rail sectors.

UGL Resources provides manufacturing, project management, construction, maintenance and asset management services to clients in the resources, oil and gas, petrochemicals, chemicals and minerals industries.

UGL Services is a premier independent outsourcing company with global operations. Service delivery solutions include corporate real estate, facilities management, finance and accounting, human resource management, procurement and learning.

Operating results

The consolidated profit of the group after providing for income tax and minority interest was $92.7 million (2006: $78.7 million).

Dividends paid or to be paid

The following dividends on issued ordinary shares of United Group have been paid or declared since the end of the previous financial year:

Final ordinary dividend • of 28 cents per share, fully franked, to be paid on 14 September 2007	$44,586,000
Interim ordinary dividend • of 20 cents per share, fully franked, paid on 9 March 2007	$27,689,000
Final ordinary dividend • of 24 cents per share, fully franked, paid on 8 September 2006	$32,944,000

Earnings per share

	2007 (cents)	2006 (cents)
Basic earnings per share	67.8	63.7
Diluted earnings per share	66.4	62.2

Review of operations

A review of the operations of the group and the results of those operations, are contained in the Chairman's report and Managing Director & CEO's report.

Shareholder returns

Returns to shareholders increase through both dividends and capital growth. Dividends for 2007 were fully franked.

	2007	2006	2005	2004	2003
Net profit after tax and minority interest	$92.7m	$78.7m	$47.5m	$29.1m	$21.9m
Basic earnings per share	67.8c	63.7c	45.8c	29.1c	24.0c
Return on capital employed[a]	20.4%	24.0%	57.5%	29.0%	25.1%
Return on equity (annualised)	16.3%	19.7%	24.3%	16.2%	14.3%
Dividends paid/proposed	$72.3m	$58.0m	$31.5m	$28.7m	$23.3m
Dividends per share	48c	44c	30c	28c	24c
Increase/(decrease) in share price[b]	$2.25	$4.76	$4.54	$2.24	($0.14)

(a) Return on capital employed defined as earnings before interest, tax and amortisation/(average share capital and net debt).

(b) Increase/(decrease) in share price based on closing price at 30 June of each year.

Data prior to 2005 is in accordance with pre AIFRS AGAAP.

Investments for future performance

In July 2007 United Group agreed to acquire a US-based facilities management business, UNICCO Services Company Inc (UNICCO) for $477 million (US$408 million). UNICCO is a leading US-based provider of integrated facilities management services, serving more than 1,000 customers at more than 5,000 sites throughout North America. The acquisition is an important step in establishing United Group as a leading global provider of property services, including corporate real estate (CRE) and facilities management (FM) services.

In July 2006 United Group acquired a US-based corporate real estate services company, UGL Equis Corporation – formerly Equis Corporation (UGL Equis) for $163 million (US$120 million) with a potential additional $16 million (US$12 million) payment to the vendor based on future growth projections. UGL Equis is a leading provider of CRE services in the US, managing transactions for more than 1,000 customers. The acquisition furthers United Group's global expansion creating an end-to-end CRE business servicing tenants and owner occupiers in the large and growing US CRE services market.

In February 2007 United Group made a smaller acquisition, purchasing Proactive Communication Solutions.

The consolidated entity acquired property, plant and equipment and software totalling $40.5 million during the year. The capital expenditure is a part of the normal pattern of investing and upgrading required to maintain the consolidated entity's plant and equipment, enhance safety and keep pace with technological advances. There are no major capital expenditure projects planned in the coming year outside of these ongoing requirements.

Review of financial condition

Capital structure, funding and treasury policy

The acquisition of UGL Equis was funded through a combination of debt and equity raising. In July 2006 the company completed further equity raising through a share purchase plan. Shareholders were able to subscribe at $12.80 per share, resulting in equity raising of $31.5 million. The additional placement of 0.3 million shares at $12.80 per share to Mr Leupen was approved by shareholders at the 2006 annual general meeting.

The acquisition of UNICCO will be funded through a combination of debt and equity raising. On 12 July 2007, the company announced that an institutional placement was successfully completed with 14,280,132 shares issued at $17.00 raising $243 million. An additional 4,411,765 shares will be issued under the placement, conditional on receipt of shareholder approval at the general meeting to be held on 16 August 2007. If approved, the company will raise an additional $75 million. The company is also undertaking a share purchase plan.

The company enters into interest rate hedging arrangements on core debt in order to manage cash flow risks associated with the interest rate on borrowings that are floating, whilst maintaining flexibility to repay debt.

The group enters into forward contracts to hedge a proportion of anticipated purchase and sale commitments denominated in foreign currencies, principally US dollars, Euro and Yen. Hedging is not applied to investments in overseas entities or their future profits.

Cash from operations

The operating cash position of the group improved on the prior year due to timing of cash receipts on major projects. The acquisition activity during the year resulted in significant cash outflows from investing activities, funded through increased debt facilities and capital raising.

Impact of legislation and other external requirements

There were no changes in environmental or other legislative requirements during the year that have significantly impacted the results or operations of the consolidated entity.

Significant changes in state of affairs

Significant changes in the state of affairs of the group during the financial year were as follows:

An increase in the contributed equity of $42.6 million as a result of:

	$'000
Issue of 2,459,920 full paid ordinary shares under the share purchase plan at $12.80 net of costs	31,458
Issue of 339,116 fully paid ordinary shares to Mr Leupen at $12.80 net of costs	4,341
Issue of 874,000 fully paid ordinary shares at exercise prices ranging between $2.99 and $7.64 each on exercise of options granted under the United Group Employee Share Option Plan	3,904
Payment by Mr Leupen for 550,000 shares at $5.20 per share under the Long-Term Incentive Performance Plan	2,860
Increase in contributed equity	42,563

Directors' Report continued
for the year ended 30 June 2007

Other than the increase in equity referred to above and the acquisition of UGL Equis and UNICCO discussed in the section titled "Investments for Future Performance" no other significant changes occurred in the state of affairs of the group during the financial period.

After balance date events
In July 2007, United Group agreed to acquire a US-based facilities management business, UNICCO, for $477 million (US$408 million). The acquisition will be funded by a combination of an institutional placement of $318 million, a share purchase plan and new and existing debt facilities.

No other matters or circumstances have arisen since the end of the financial year which have significantly affected or may significantly affect the operations, the results of those operations or the state of affairs of the group in subsequent financial years.

Likely developments and results
The group will continue to pursue its goal of increasing profitability and delivering to shareholders sustainable and responsible wealth creation.

The directors have not included any further information on the likely developments or expected future results of the operations of the group as the directors have reasonable grounds to believe that such information would prejudice the interests of the group if such information was included.

Environmental regulation performance
The group's environmental obligations are regulated under both federal and state law. Environmental performance obligations are monitored by the Health, Safety, Security & Environment Committee and are subjected from time to time to internal and external independent audit. The group has a policy of at least complying with, and in most cases exceeding, its environmental performance obligations.

Directors' and officers' indemnity and insurance
Under its Constitution, the company has agreed to indemnify on a full indemnity basis and to the full extent permitted by law, each director and executive officer for all losses or liabilities incurred by the person as an officer of the company or of a related body corporate including, but not limited to:

- liability for negligence or for reasonable costs and expenses incurred in defending proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted; or
- in connection with an application, in relation to such proceedings, in which the Court grants relief to the person under the Corporations Act 2001.

The indemnity:

- is a continuing obligation and is enforceable by an indemnified person even though that person may have ceased to be an officer of the company or of a related body corporate; and
- applies to all losses and liabilities incurred to the extent that the loss or liability is not covered by insurance.

During the financial period, the company or a related body corporate paid an insurance premium in respect of a contract insuring directors and officers against liabilities (including costs and expenses) arising from the performance of their duties.

The directors have not included the details of the nature of the liabilities covered or the amount of the premium paid in respect of these insurance contracts, as such disclosure is prohibited under the terms of the contract.

Remuneration report

Nomination & Remuneration Committee
The Nomination and Remuneration Committee has been established by the Board of United Group to assist in discharging its responsibilities in relation to the:

- group's remuneration and human resources arrangements; and
- structure of the Board and executive management team.

Further details on the committee's responsibilities are outlined in the Statement of Corporate Governance Practices.

Remuneration strategy and policy
The committee reviews remuneration strategy and policy on an annual basis for all employees including the Managing Director & CEO and senior executives. The decisions of the committee are subject to approval by the Board.

Remuneration levels are competitively set to attract, motivate, develop and retain appropriately qualified and experienced employees in a manner aligned with business goals. The committee obtains independent advice on the appropriateness of remuneration packages including information on trends in comparative companies both locally and internationally.

The remuneration strategy applicable to senior executives and the Managing Director & CEO is designed over a five-year horizon, addressing the following three primary components:

- Fixed remuneration
- Short-term incentives (STI)
- Long-term incentives (LTI)

Remuneration structure – senior executives

Remuneration packages include a mix of fixed remuneration and short and long-term performance-based incentives.

Fixed remuneration

Fixed remuneration is calculated on a salary sacrifice basis. The base salary for senior executives is independently assessed and positioned competitively in the market (the market being roles of similar size and scope in comparable organisations). Annual salary reviews are based on-market trends as well as individual, divisional and overall performance of the group.

Benefits which senior executives may salary sacrifice as a part of fixed remuneration include: superannuation, motor vehicles, employee share plan and personal portable computing devices. Additional benefits may also be provided to senior executives to assist in the relocation of their home for work purposes.

Short-term incentives

Prior to the commencement of each financial period, a pool of funds is allocated for distribution as short-term incentives to senior managers if the company and its divisions achieve pre-determined targets. The targets are based on achieving key financial measures, the individual's performance and safety results as agreed by the committee. Before any senior executive is able to receive a short-term incentive (other than one-off discretionary bonuses) United Group must first meet its global EBIT budget. Annual incentives are payable in October and are approved by the Managing Director & CEO and noted by the committee. Aligning incentives with profit targets drives the growth of the business which in turn supports the creation of shareholder value.

Long-term incentives

The company uses the Employee Share Option Plan to award options as part of the LTI component of remuneration. The ability to exercise options is conditional on United Group achieving the following performance hurdles during the performance period:

- annual hurdles of Total Shareholder Return (TSR) better than ASX 200 Industrials index (XNJ index); and
- earnings per share growth (EPS) at least 12% per annum compound.

These performance hurdles have been selected to ensure senior executive remuneration is aligned with shareholder interests, in a manner that takes into account performance relative to the market. Relative TSR performance aligned to the XNJ index also aims to deliver superior TSR compared to similar companies.

Subject to achieving performance hurdles the options are generally exercisable annually in years three, four and five.

In 2005 United Group broadened its long-term incentive scheme to allow options to be allocated to middle management. These options are subject to the same performance hurdles as discussed above but have a three-year performance period as opposed to a five-year performance period.

Remuneration mix

For the senior executives of the business, there is a managed level of variability within the target remuneration mix to encourage performance to meet goals that are aligned with increasing shareholder value. The target mix ranges for senior executives are as follows:

- Fixed remuneration: 39 – 60%
- Short-term incentive: 21 – 27%
- Long-term incentive: 14 – 37%

Employee share plans

Employees with six months or more of continuous service are eligible to participate in either the Deferred Employee Share Plan or the Exempt Employee Share Plan. Further details of these plans are included in Note 26 to the Financial Statements.

Service agreements

The company has service agreements with each senior executive that defines:

- the role and appointment date
- executive duties
- remuneration and benefits
- leave entitlements
- summary dismissal for misconduct or fraud
- use of expenses
- notice periods of between three and 12 months
- confidential information
- restraint on practices

The Managing Director & CEO's contract extends to September 2011. No other senior executive has a fixed-term contract and there are no termination arrangements in place which would result in payments to senior executives in excess of that which would have otherwise been earned as remuneration for their employment.

Directors' Report continued
for the year ended 30 June 2007

Remuneration structure – Managing Director & CEO

On 6 September 2006, the company announced the extension of the executive services agreement with the Managing Director & CEO, Richard Leupen, from September 2008 to September 2011. Details of Mr Leupen's previous service agreement were outlined in the 2006 annual report to shareholders. The current key provisions of Mr Leupen's remuneration package are as follows:

- Total Employment Cost (TEC) of $1.6 million per annum subject to review annually in September.
- Short-term cash incentive of up to 100% of TEC, subject to delivery of annual targets allocated as follows:
  - 15% of TEC on achieving EPS budget
  - 35% of TEC if compound EPS growth exceeds 12% per annum from the base year
  - up to 30% of TEC as the Board considers appropriate for strategic and operational issues
  - if the final EPS for each financial year exceeds the final EPS of the preceding financial year by 12%, 2% of salary for each 1% of the excess up to a maximum of 20%
  - the amount of bonus is reduced by the cash component of the dividend paid on 1,300,000 restricted shares for which a loan has been provided.
- Long-term incentive of 1,350,000 equity options as approved by shareholders at the 2006 annual general meeting on the following terms and conditions:

Number	Issue price	Exercise price	Expiry date	Vesting dates	Performance hurdles
Tranche A: 540,000 Tranche B: 810,000	Nil	$13.77	31 August 2011	1. Tranche A: The date of the release of the company's results for the year ended 30 June 2009. 2. Tranche B: The date of the release of the company's results for the year ended 30 June 2010.	**1. Earnings Per Share** • For Tranche A, either: (a) reported EPS FYE 30/06/2009 must be equal to or greater than 140% of reported EPS FYE 30/06/2006; or (b) reported EPS FYE 30/06/2010 must be equal to or greater than 157% of the reported EPS FYE 30/06/2006; or (c) reported EPS FYE 30/06/2011 must be equal to or greater than 176% of the reported EPS FYE 30/06/2006. • For Tranche B, either (a) reported EPS FYE 30/06/2010 must be equal to or greater than 157% of the reported EPS FYE 30/06/2006; or (b) reported EPS FYE 30/06/2011 must be equal to or greater than 176% of the reported EPS FYE 30/06/2006. **2. Total Shareholder Return** The company's TSR, as measured by the change in value of its cumulative index, for each earnings period, relative to the ASX Industrials 200 cumulative index (ASX Code "XNJAI"), must be better than the change in value of the XNJAI for that period. Both the EPS and TSR hurdles must be achieved.

In 2004 United Group purchased on-market 200,000 shares under the Deferred Employee Share Plan. Mr Leupen accepted an invitation to apply for these shares at no cost in accordance with his service agreement dated 14 October 2004 (the Service Agreement). The shares were subject to a holding lock and the following performance hurdles:

Performance Hurdle 1 (100,000 shares)	Performance Hurdle 2 (100,000 shares)
EPS as at 30 June 2006 has grown by at least 10% per annum compound since 30 June 2003.	The company's total shareholder return as measured by the change in the value of its cumulative index for the period 30 June 2003 to 30 June 2006 relative to the XNJ is better than the change in the value for the XNJ in that period.

Both of these performance hurdles were achieved during the year and the holding lock removed.

Also in 2004, Mr Leupen was awarded 1,300,000 shares under the Long-Term Incentive Performance Share Plan in accordance with the abovementioned Service Agreement. These shares were issued with a loan from the company at $5.20 per share and subject to performance conditions. The performance conditions for Tranche 1, which consists of 550,000 shares, are exactly the same as the performance hurdles for the shares issued under the Employee Deferred Share Plan discussed above. Tranche 2, consisting of 750,000 shares, is subject to the following performance hurdles:

Performance Hurdle 1	Performance Hurdle 2
EPS as at 30 June 2007 has grown by at least 10% per annum compound since 30 June 2003.	The company's total shareholder return as measured by the change in the value of its cumulative index for the period 30 June 2003 to 30 June 2007 relative to the XNJ is better than the change in the value for the XNJ in that period.

The performance hurdles for Tranche 1 were achieved during the reporting period. Upon the receipt of $5.20 per share, the restriction on 550,000 shares was lifted.

Non-executive directors

The remuneration of non-executive directors is governed by the Constitution of the company and is based on fee for service. The Constitution requires the members at a general meeting of the company must approve the total amount which can be paid to non-executive directors by way of directors' fees. This amount or a lesser amount is then divided between the directors in proportions decided by the Board, including any additional amounts paid for membership of a committee. The Board periodically reviews the amount paid and if necessary will make a recommendation to the members for approval of any increase at the next annual general meeting of the company. Total remuneration of all the non-executive directors, last voted upon by shareholders at the 2006 annual general meeting is not to exceed $1,500,000 per annum (including retirement shares but does not include retirement benefit accrued under Article 8.3(g)(1) of the Constitution).

The group contributes the minimum amount required by law to superannuation funds nominated by directors. The current fees are set as follows:

Position	Fee per annum $
Chairman of the Board	275,000
Deputy Chairman of the Board	175,000
Non-executive director	100,000
Chairman Audit & Risk Management Committee	18,900
Audit & Risk Management Committee member	9,450
Chairman of HSSE Committee	12,600
HSSE Committee member	8,400
Remuneration & Nomination Committee member	8,400
Board Sub-Committee member	6,300

Directors' Report continued

for the year ended 30 June 2007

The Chairman and Deputy Chairman do not receive additional fees for committee membership.

Non-executive directors are not eligible to participate in the Employee Share Option Plan. Non-executive directors are able to salary sacrifice fees into the Deferred Employee Share Plan. The company does not provide additional matching shares.

Directors' Retirement Share Plan

In addition to the fees set out above, each non-executive director receives shares to the value of 30% of their fees. The shares are purchased on-market and allocated to the director and restricted from trading until the director's retirement.

The Directors' Retirement Share Plan replaced the original directors' retirement benefits scheme from 1 July 2003. Previously non-executive directors were entitled to retirement payments pursuant to Article 8.3(g)(1) of the Constitution. These payments, based on years of service, were up to three times the average of the last three years fees paid where a director reached nine years of service. In the transition to the allocation of shares, directors with greater than eight years' service remained in the retirement benefits scheme until completing nine years of service. Director's entitlements under the previous arrangements are preserved and will be paid on the retirement of the director.

These payments are also subject to the limits prescribed by the Corporations Act.

Shares held by non-executive directors

Non-executive director	Number of shares
Trevor C Rowe AM – Chairman	69,933
Bruno G Camarri – Deputy Chairman	80,856
R G (Sandy) Elliot	28,027
Richard G Humphry AO	106,388
John W Ingram	53,075
Richard D White	6,492
David J Young	103,140

Relationship of remuneration to the performance of United Group

The remuneration strategy links the remuneration of the Managing Director & CEO and the senior executives to profitability in the financial year and future performance of the business. By linking conditional short-term and long-term incentives to profitability, it drives return to shareholders through dividends and share price and therefore aligns the "at risk" rewards of senior executives to those of shareholders. Net profit is considered in setting the STI as the financial performance targets relate to EBIT budget achievement and EBIT growth. Dividends, changes in share price and return of capital are included in the TSR calculation which is one of the performance criteria used to assess the LTI. The LTI is used as a key retention incentive for key managers and ensures the future security of managers who are recognised as delivering quality financial outcomes. The other performance criteria assessed for the LTI is growth in EPS, which again takes into account United Group's net profit.

United Group's share price and dividend yield performance is shown below:

Compound Annual Growth Rate (CAGR)	1 year	3 years	5 years	10 years
Net Profit After Tax and Minority interest	17.8%	47.1%	41.6%	21.4%
Earnings Per Share	6.4%	32.6%	28.3%	12.1%
Dividends	9.1%	19.7%	36.9%	11.6%
Share Price Appreciation	15.6%	48.3%	40.9%	20.5%
Total Shareholder Return	17.6%	36.3%	43.2%	25.9%

Directors' Report continued

for the year ended 30 June 2007

Director and executive remuneration

Details of the nature and amount of each major element of remuneration of each director of United Group and each of the five named United Group executives who receive the highest remuneration are presented in the table below.

	Short-term			
	Salary and fees $	Bonus[1] $	Non-monetary benefits[2] $	Total $
Directors				
– Non-executive				
Mr T Rowe AM, Chairman	262,314	–	21,306	283,620
Mr B Camarri, Deputy Chairman	175,000	–	–	175,000
Mr R Elliot	108,400	–	–	108,400
Mr R Humphry AO	100,413	–	–	100,413
Mr J Ingram	127,300	–	–	127,300
Mr D Young	109,083	–	–	109,083
Mr R White	85,948	–	–	85,948
– Executive				
Mr R Leupen, Managing Director & CEO	1,507,547	875,320	187,559	2,570,426
Executives				
Mr D Irvine, Chief Financial Officer	361,757	225,549	15,732	603,038
Mr T Chapman, Chief Executive UGL Infrastructure	612,314	193,185	11,781	817,280
Mr A Summers, Chief Executive UGL Rail	637,314	204,098	2,539	843,951
Mr J Birman, Chief Executive UGL Resources	612,314	182,385	12,763	807,462
Mr T Weber, Chief Executive UGL Services	538,802	190,115	6,809	735,726

Notes to the director and executive remuneration table

1. Bonuses relate to short-term incentives paid for the preceding financial year as the current year bonus is yet to be determined. 100% of the bonus was paid in cash.
2. Non-monetary benefits include benefits subject to FBT.
3. Retirement benefits include contributions to the Directors' Retirement Share Plan. Payments on retirement pursuant to Article 8.3(g)(1) of the Constitution total $512,111, payable to Mr Young and Mr Camarri.
4. The fair value of options is calculated at grant date using a binomial options pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period.

   1,300,000 company shares were issued to Mr Leupen in December 2004 under the Long-Term Incentive Performance Share Plan. These shares are restricted shares, subject to the achievement of performance hurdles previously discussed. The fair value calculated using a binomial options pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. During the previous reporting period Mr Leupen received $520,000 in dividends from these shares. Under the terms of Mr Leupen's Service Agreement dividends received are deducted from the bonus payment relating to that period. The bonus of $875,320 above includes the amount of $520,000 received as a dividend. 550,000 of these shares vested during the period. Following the receipt of $5.20 per share the restriction on these shares was lifted. 1,350,000 equity options were issued to Mr Leupen in October 2006 in accordance with shareholder approval granted at the 2006 annual general meeting.

	Post-employment				Share-based payments			Total		
	Super $	Retirement benefits[3]	Termination benefits[6] $	Total $	Value of options[4] $	Value of shares[5] $	Total $		Proportion of remuneration performance-related %	Value of options as proportion of remuneration %
	12,686	82,500	–	95,186	–	–	–	378,806		
	–	52,500	–	52,500	–	–	–	227,500		
	–	32,500	–	32,500	–	–	–	140,900		
	9,037	32,800	–	41,837	–	–	–	142,250		
	–	38,200	–	38,200	–	–	–	165,500		
	9,817	35,700	–	45,517	–	–	–	154,600		
	7,733	28,065	–	35,798	–	–	–	121,746		
	12,686	–	–	12,686	1,401,314	304,476	1,705,790	4,288,902	60.2	20.4
	–	–	617,588	617,588	56,395	–	56,395	1,277,021	22.1	4.4
	12,686	–	–	12,686	113,617	–	113,617	943,583	32.5	12.0
	12,686	–	–	12,686	238,739	–	238,739	1,095,376	40.4	21.8
	12,686	–	–	12,686	142,365	–	142,365	962,513	33.7	14.8
	12,686	–	–	12,686	113,265	–	113,265	861,677	35.2	13.1

5. 200,000 company shares in the Deferred Employee Share Plan were acquired on-market in September and October 2004 as a long-term incentive under the Service Agreement with Managing Director & CEO Richard Leupen. The value of $304,476 represents the amortisation of the cost of these shares over the term of the extension of the executive services agreement with Mr Leupen to September 2008. These shares vested during the year.

6. Mr D Irvine resigned 20 February 2007.

Directors' Report continued

for the year ended 30 June 2007

Exercise of options granted as remuneration

During the reporting period, the following shares were issued on the exercise of options previously granted as remuneration:

2007	Number of shares	Amount paid $ per share
Mr J Birman	33,334	2.99
Mr T Chapman	83,333	4.49
Mr D Irvine	16,666	2.99
Mr T Weber	83,333	5.16

2006	Number of shares	Amount paid $ per share
Mr J Birman	83,334	2.98
	33,333	2.99
Mr T Chapman	83,333	4.49
Mr D Irvine	100,000	2.66
	16,667	2.99
Mr T Weber	83,333	5.16

Analysis of share-based payments granted as remuneration

Details of the vesting profile of the options granted as remuneration to each director of the company and each of the five named United Group executives is detailed below.

	Options granted			Financial year ended in which grant vests	Value yet to vest	
	Number	Date	% vested in year		Min $[1]	Max $[2]
Directors						
Mr R Leupen	1,350,000	13 October 2006	0	G	–	3,888,000
Executives						
Mr J Birman	100,000	30 July 2003	33	A	–	–
	133,000	26 May 2004	0	D	–	1,622,600
	125,000	29 July 2005	0	D	–	913,750
	58,923	14 June 2006	0	E	–	209,766
Mr T Chapman	250,000	17 May 2004	33	B	–	1,013,341
	200,000	26 May 2004	0	D	–	2,440,000
	66,449	14 June 2006	0	E	–	236,558
Mr A Summers	100,000	4 October 2005	0	D	–	582,000
	300,000	4 October 2005	0	F	–	1,746,000
Mr D Irvine	50,000	30 July 2003	33	A	–	–
	200,000	26 May 2004	0	D	–	2,440,000
	72,869	14 June 2006	0	E	–	–[3]
Mr T Weber	200,000	26 May 2004	0	D	–	2,440,000
	250,000	28 June 2004	33	B	–	957,508
	56,118	14 June 2006	0	E	–	199,780

A Options vest in three equal tranches over 2005, 2006 and 2007

B Options vest in three equal tranches over 2006, 2007 and 2008

C Options vest in three equal tranches over 2007, 2008 and 2009

D Options vest in three equal tranches over 2008, 2009 and 2010

E Options vest in 2012

F Options vest in three equal tranches over 2010, 2011 and 2012

G Options vest in two tranches over 2010 and 2011 of 540,000 and 810,000

1. The minimum value of options yet to vest is $nil as the performance criteria may not be met and consequently the option may not vest.
2. The maximum value of options yet to vest is not determinable as it depends on the market price of shares of United Group on the ASX at the date the option is exercised. The maximum values presented above are based on the closing share price at 30 June 2007 of $16.65 less the exercise price.
3. The options were forfeited on resignation.

Details of the vesting profile of shares issued to the Managing Director & CEO under the Long-Term Incentive Performance Share Plan are below.

	Shares issued			Financial year ended	Value yet to vest	
	Number	Date	% vested in year	in which shares vest	Min $[1]	Max $[2]
Mr R Leupen	550,000	17 December 2004	100	30 June 2007	–	–
	750,000	17 December 2004	0	30 June 2008	–	8,587,500

1. The minimum value of shares yet to vest is $nil as the performance criteria may not be met and consequently the shares may not vest.
2. The maximum value of shares yet to vest is not determinable as it depends on the market price of shares of United Group on the Australian Securities Exchange at the date the option is exercised. The maximum values presented above are based on the closing share price at 30 June 2007 of $16.65 less the exercise price.

Details of the vesting profile of shares issued to the Managing Director & CEO in the Deferred Employee Share Plan and acquired on-market are below.

	Shares issued			Financial year ended	Value yet to vest	
	Number	Date	% vested in year	in which shares vest	Min $[1]	Max $[2]
Mr R Leupen	200,000	13 October 2004	100	30 June 2007	–	–

1. The minimum value of shares yet to vest is $nil as the performance criteria may not be met and consequently the shares may not vest.
2. The maximum value of shares yet to vest is not determinable as it depends on the market price of shares of United Group on the ASX at the date the option is exercised. The maximum values presented above are based on the closing share price at 30 June 2007 of $16.65.

Analysis of movement in options

The movement during the reporting period, by value, of options over ordinary shares in the company held by each director and each of the five named company executives is detailed below.

	Granted in year $	Exercised in year $[1]	Total option value in year $
Mr J Birman	–	350,674	350,674
Mr T Chapman	–	775,830	775,830
Mr A Summers	–	–	–
Mr D Irvine	–	174,326	174,326
Mr T Weber	–	678,331	678,331
	–	1,979,161	1,979,161

1. The value of options granted during the year is the fair value of the options calculated at grant date using a binomial option-pricing model. The total value of the options granted is included in the table above. This amount is allocated to remuneration over the vesting period.
2. The value of options exercised during the year is calculated as the market price of shares of United Group on the ASX as at close of trading on the date the options were exercised after deducting the price paid to exercise the option.

Directors' Report continued
for the year ended 30 June 2007

Unquoted options on issue as at the date of this report

Expiry date	Exercise price	No of shares
31 December 2007	$4.49	83,334
31 December 2007	$5.16	83,334
31 December 2007	$5.30	20,000
31 December 2008	$6.28	33,334
31 December 2008	$7.23	226,668
31 December 2008	$7.64	66,667
31 December 2008	$10.73	816,200
31 December 2008	$11.39	103,100
31 December 2009	$4.45	1,403,000
31 December 2009	$13.75	571,600
31 December 2009	$13.39	27,000
31 December 2009	$9.34	155,000
31 December 2010	$7.64	300,000
31 December 2010	$16.49	61,123
31 December 2011	$10.83	400,000
31 December 2011	$13.09	394,961
31 December 2011	$14.30	387,562
31 December 2011	$13.75	402,800
31 December 2011	$13.52	390,764
31 August 2011	$13.77	1,350,000
31 December 2012	$15.43	126,457
		7,402,904

Further information on options can be found in Note 26 to the financial statements.

Non-audit services

During the year KPMG, the company's auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and in accordance with advice provided by the Audit & Risk Management Committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services were subject to the corporate governance procedures adopted by the consolidated entity and have been reviewed by the Audit and Risk Management Committee to ensure they do not impact the integrity and objectivity of the auditor; and
- the non-audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional independence, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the consolidated entity, acting as an advocate for the consolidated entity or jointly sharing risks and rewards.

Details of the amounts paid to the auditor of the company, KPMG, and its related practices for audit and non-audit services provided during the year are set out in Note 29 to the financial statements.

Lead auditor's independence declaration under section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 37 and forms part of the directors' report for the financial year ended 30 June 2007.

Rounding of amounts

The parent entity is a company of the kind specified in Australian Securities and Investment Commission class order 98/100 dated 10 July 1998. In accordance with that class order, amounts in the financial report and the directors' report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

Signed in accordance with a resolution of the Board of directors.

Trevor C Rowe AM
Chairman

Richard A Leupen
Managing Director & CEO

Dated this 10th day of August 2007.

Lead Auditor's Independence Declaration
under section 307C of the Corporations Act 2001

To: the directors of United Group Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2007 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

Mark Epper
Partner

Sydney
10 August 2007

Statement of Corporate Governance Practices

United Group is committed to adopting best practice governance standards which the Board sees as fundamental to delivering performance for its shareholders. The Board monitors the local and global developments in governance standards when reviewing and implementing standards of behaviour. The company attaches great importance to maintaining these standards and a summary of these practices is set out below. References in the summary to "the group" are to the company and its controlled entities. Further details are available on the company's website www.unitedgroupltd.com.

Compliance with ASX Corporate Governance Council Guidelines

United Group is required to disclose its practices against the ASX Principles of Good Corporate Governance Guidelines and Best Practice Recommendations first published in March 2003 (the Guidelines). The company has adopted all of the 28 recommendations put forward by the Guidelines except for recommendation 9.4 which states that payment of equity-based remuneration is made in accordance with the thresholds set in plans approved by shareholders. The following equity schemes have been approved by shareholders:

- Employee Exempt Share Plan
- Employee Deferred Share Plan
- Director Retirement Share Plan
- Long-Term Incentive Performance Share Plan
- Australian Employee Share Option Plan

The share and option schemes which operate in jurisdictions outside of Australia have not been approved by shareholders. These schemes are identical in operation to the schemes outlined above and have been introduced to meet the laws of New Zealand, Singapore and the US.

The Board's policy is to seek the ratification from shareholders for the issue of new equity. The notice of meeting sets out the terms and conditions of the equity issued.

United Group will review the updated Guidelines released on 2 August 2007 and report against those Guidelines for the financial period ending 30 June 2008.

The Board of directors

Board membership and expertise

Details of the members of the Board, their experience, expertise, qualifications and term of office are set out in the Directors' Report. The company has a Board of eight directors, seven of whom are non-executive directors and one executive director.

Succession planning of the Board

The Board regularly reviews its composition. It is the policy of the Board to increase the number of directors when it considers that additional expertise is required or an outstanding candidate is available. The Board must comprise of a majority of independent directors who are assessed to be independent.

Non-executive directors are appointed subject to the Constitution of the company which provides that:

- at each annual general meeting one third of the non-executive directors must retire and can offer themselves for re-election by the members of the company; and
- if the number of directors is increased or if a vacancy exists, the Board may select a suitable candidate to fill that vacancy. That appointee must stand for re-election at the next annual general meeting.

A copy of the Constitution is available on the website. There is no limit on the number of terms a non-executive director can be appointed for.

The Board has delegated to the Nomination & Remuneration Committee the task of seeking new directors and making recommendations when a suitable candidate is available. Generally, the following criteria are applied:

- commercial or professional background at a senior executive level;
- experience in strategic planning;
- experience in dealing with the government and the private sector;
- listed company board experience; and
- high standards of corporate governance.

Responsibilities

The primary responsibility of the Board is to create wealth for the shareholders without compromising:

- the health, safety and security of its employees;
- the environment; and
- the credit rating or the reputation of the group.

Specific responsibilities of the Board are outlined in its charter, a copy of which is available on the company's website.

The Board discharges its responsibilities by holding structured meetings of the Board and its committees. Between meetings the Chairman meets regularly with the Managing Director & CEO to discuss issues which may require guidance or which may need to be referred to the Board for decision. At Board

meetings, strategic and policy issues, budgets, capital expenditure requirements and important operational issues are discussed and/or decided and the financial and operational performance of the group is reviewed and monitored. The Board's practice is to involve senior executives where matters of strategic or operational importance are discussed by the Board.

The functions and responsibilities of the Board's committees are discussed below and are outlined in the charters, copies of which are available on the company's website.

The Board appoints the Managing Director & CEO and is consulted on the appointment of senior management by the Managing Director & CEO. The Managing Director & CEO reports directly to the Board and is responsible for the day-to-day management and control of the group, within the specified limits of authority approved by the Board. Delegations of authority by the Managing Director & CEO to senior executives are reviewed regularly.

Independent professional advice

Each director has the right to seek independent professional advice on matters which may be of concern. Such advice will be at the expense of the group if approval is first given by the Chairman of the Board or, in his absence, by the Deputy Chairman.

Directors' independence

The Board assesses whether a director is independent on a case by case basis. Generally, directors will not be regarded as an independent director if they fall within one of the following categories:

- the director is a substantial shareholder of the company or an officer of, or otherwise associated directly with, a substantial shareholder of the company;
- within the last three years the director was employed in an executive capacity by the group, or was a director after ceasing to hold any such employment;
- within the last three years the director was a principal of a professional adviser or a consultant to the group, or an employee materially associated with the service and the adviser or consultant is a material provider of services to the group;
- the director is a supplier or customer of the group or an officer of, or otherwise associated directly or indirectly with a supplier or customer and the supplier or customer is a material provider to the group; and
- the director has a contractual relationship with the group (other than as a director of the group) and the contractual relationship is material to the operations of the group.

Materiality for the above purposes is determined on both quantitative and qualitative bases. An amount of over 5% of annual turnover of the company or group or 5% of the individual director's net worth is considered material for these purposes. In addition, a transaction of any amount or a relationship is deemed material if knowledge of it impacts the shareholders' understanding of the director's performance.

After considering the above criteria, the Board has concluded that each of its non-executive directors is independent.

Chairman and Managing Director & CEO

The Board elects one of its independent non-executive directors to be Chairman. The Board does not believe that the position of Chairman should be held by a major shareholder.

The Chairman is responsible for leading the Board, ensuring that Board activities are organised and conducted efficiently and directors are properly briefed for meetings. The Managing Director & CEO is responsible for implementing group strategies and policies. The Board's charter specifies that these are separate roles to be undertaken by separate people.

Commitment

The Board holds at least eight scheduled meetings and an additional corporate strategy workshop each year. A number of those meetings are held at operational sites of the group to provide the directors the opportunity to meet the staff and tour the facilities. Additional meetings are held as required.

Non-executive directors are expected to spend at least 40 days a year preparing for and attending Board and committee meetings and associated activities.

Other commitments of non-executive directors which might affect their contribution are considered prior to a director's appointment to the Board and are reviewed each year.

Prior to appointment, or being submitted for re-election, each non-executive director must acknowledge that they have and will continue to have the time available to discharge their responsibilities to the company.

Statement of Corporate Governance Practices continued

Conflicts of interest
The Board is aware of its obligations to ensure that directors avoid conflicts of interest and has adopted a procedure to ensure that conflicts and potential conflicts of interest are disclosed to the Board each month. Any director with a material personal interest may not participate in boardroom discussions or vote on the matter unless the Board resolves otherwise. No directors identified any conflicts of interest between their directorships and the company's business and dealings during the period under report.

Review of Board performance
The Board has adopted a policy to undertake annual assessments and performance reviews to ensure individual directors, the Board as a whole and its committees work efficiently and effectively. The process for conducting the performance review is agreed to by the Board each year.

During the reporting period, the Board conducted a self-assessment using a questionnaire completed by each director covering matters such as the role of the Board, structure and process of the Board, Board behaviours and relationships and personal contribution to the role. The results of the questionnaire were discussed by the Board at its meeting in July 2007.

Company Secretaries
Responsibilities for the secretarial function include providing advice to directors and officers on corporate governance matters, developing and implementing the corporate governance framework and giving practical effect to the Board's decisions. All directors have access to the company secretaries. The company has two secretaries:

David Simpson joined the company as General Counsel in June 2006 and was appointed as joint Company Secretary in August 2006. David has over 14 years' experience in legal roles within engineering and construction companies. Prior to joining the company, David was General Counsel of Leighton Contractors Pty Ltd where he lead the legal team and oversew corporate governance with a major focus on financed projects and major infrastructure. David has worked internationally with Daimler Chrysler Rail as Global Counsel and Asea Brown Boveri in Sydney as Legal Counsel. David holds a Diploma in Law from LPAB, a Masters of Law and Management from UNSW and an unrestricted practising certificate from the Law Society of NSW.

Lyn Nikolopoulos joined the company as the Company Secretary in October 2006 and has seven years' experience in a company secretary role. Prior to joining the company, Lyn was the Deputy Company Secretary for ASX Limited and also worked as a Company Adviser within the ASX Markets Supervision Division where she was responsible for the monitoring of listed companies' compliance with the ASX listing rules and assisting entities and their advisers in relation to the application and interpretation of the ASX listing rules. Lyn graduated with a Bachelor of Business from UTS (Sydney) and has completed the Graduate Diploma in Applied Corporate Governance with the Chartered Secretaries Australia.

Board committees

The Board has established a number of committees to assist it in the execution of its duties and to allow detailed consideration of complex issues. The committee structure and membership is reviewed regularly.

Each of these committees has its own written charter setting out its role and responsibilities, composition, structure, membership requirements and the manner in which the committee is to operate. All charters are approved by the Board. All matters determined by committees are submitted to the Board as recommendations for decision.

Each committee chair provides a verbal update on the committee's consideration at the subsequent Board meeting. Minutes of committee meetings are tabled at subsequent Board meetings. Additional requirements for specific reporting by the committees to the Board are addressed in the charter of the individual committees.

In carrying out its duties, the committees are entitled to engage appropriately qualified external consultants to provide advice and recommendations.

Audit & Risk Management Committee
The Audit & Risk Management Committee comprises three independent non-executive directors. The Managing Director & CEO and Chief Financial Officer and representatives from the external auditors attend meetings by invitation. An officer of the group attends meetings and deals with administrative matters. The committee meets at least four times during the year.

The principal functions of the committee are:

- to assist the Board in relation to reviewing and monitoring:
  - the keeping and reporting of financial information in accordance with the policies of the group and the law;
  - the application of the group's accounting policies;
  - the group's internal control systems;

- the compliance with applicable policies and laws; and
- the assessment and control of business risks;

- to provide a forum for communication between the Board, the internal and external auditors and senior management in relation to the matters above;
- to review and monitor related party transactions;
- to review and monitor internal and external audit functions;
- to review the independence and performance of the external auditors; and
- to consider any other matter which the Board may refer to the committee for consideration.

At least twice a year, the committee also meets with representatives of the external auditors without management in attendance.

Health, Safety, Security & Environment Committee
The Health, Safety, Security & Environment Committee comprises two independent non-executive directors and the Managing Director & CEO. The committee meets at least twice annually.

The principal functions of the committee are to set strategies for occupational health, safety, security and environment issues, and monitor adherence to policies and procedures that have been put in place to underpin the following goals:

- no-one should suffer injury or illness arising from their working responsibilities or from the wider context surrounding their work location, either within or on behalf of the group; and
- the group's operations should not infringe on the quality of the environment, the aim being to contribute to improving the environment wherever this rests within the group's capabilities.

Nomination & Remuneration Committee
During the year the Board consolidated the Nomination Committee and Remuneration Committee and formed the Nomination & Remuneration Committee. The committee comprises three independent non-executive directors, chaired by the Chairman of the Board. The committee meets at least twice annually.

The principal remuneration activities considered by the committee include:

- reviewing the group's overall remuneration and human resources strategy;
- reviewing share schemes applying to employees and directors;
- annually reviewing the CEO's remuneration package and performance indicators as set by the Board;
- providing guidance to the Managing Director & CEO on the principles applying to the CEO director reports' total employment cost packages;
- reviewing and advising on appropriate fee structures for non-executive directors of the Board; and
- reviewing the superannuation administrations and management arrangements across the group.

The principal nomination activities considered by the committee include:

- reviewing succession plans for the Managing Director & CEO, non-executive directors and the Board committees;
- monitoring the succession plans of the CEO's direct reports;
- reviewing and recommending to the Board nominees for board membership, including re-election and election of directors;
- reviewing the size, composition and skills of the Board required to meet the needs of the group; and
- developing and implementing procedures for the Board's periodic evaluation of its performance and effectiveness.

Risk management and corporate reporting

The effective management of risk underpins the continued growth and success of the company. By effectively managing risk we are able to increase the predictability of business outcomes which leads to growth in shareholder value and an increased understanding of our obligations to shareholders and key stakeholders including our employees, customers and the community. The group has adopted policy and procedures which are designed to identify financial contractual, safety and environmental risks. Procedures are also in place to identify risks before major projects are undertaken.

The operations of the group are reviewed at each Board meeting. The review process is supplemented by written reports from the Managing Director & CEO and divisional managers. These reports review divisional performance and permit managers to raise issues of concern. Between meetings the Managing Director & CEO must raise significant matters which require attention prior to the next scheduled Board meeting.

Operational and capital expenditure budgets are approved by the Board and limits of authority have been established at various levels of management.

Statement of Corporate Governance Practices continued

The group has established a program, undertaken by staff and external advisers, to perform internal audit and compliance reviews of certain key financial transaction activities. The results of these reviews are reported to the Audit & Risk Management Committee.

The Managing Director & CEO and the Chief Financial Officer represent to the Board, in writing, that:

- the group's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operating results of the company and group; and
- the financial reporting risk management and associated compliance and controls are assessed as operating effectively and efficiently in all material aspects.

This representation is founded on a system of internal control and risk management which implements the policies adopted by the Board.

Ethical standards

The group strives to achieve the highest standards of behaviour and accountability. The group demands that its directors and employees be honest in their dealings with each other, and all counterparties. The group supports and adheres to the principles set out in the group's Corporate Code of Conduct.

Trading policy

It is the group's policy that, under all circumstances, its officers and employees comply with the letter and the intention of the insider trading laws when dealing in United Group securities. Also, directors, officers and senior management must not trade in United Group securities during the following blackout periods:

- the period commencing on 1 January of each year and ending 24 hours after the release of the half year results for that financial year; and
- the period commencing 1 July of each year and ending 24 hours after the release of the annual results for the previous financial year.

Trading is generally permitted at other times provided that employees do not contravene the insider trading laws. Directors and senior management (and their associates) are prohibited from engaging in short-term trading of United Group securities. In addition, directors and senior management must notify the Company Secretary before they or their associates buy or sell United Group securities.

The group's policies including the group's trading policy are published on the company's intranet and communicated to each new employee as part of their induction training.

The Board has adopted the following policy in relation to protection arrangements:

1. participants in the options plans are prohibited from hedging their unvested options;
2. employees (including the executive directors) are not prohibited from hedging shares which have vested; and
3. non-executive directors are prohibited from hedging vested shares at all times.

Where executive directors enter into hedging arrangements, such arrangements will be disclosed to the market in accordance with the ASX listing rules.

Whistleblowing policy

Group policy requires employees who are aware of unethical practices within the group or breaches of the group's trading policy to report these using the company's whistleblower program. This can be done anonymously.

The directors are satisfied that the group has in place procedures for compliance with the policies on ethical standards, including trading in securities.

Continuous disclosure and shareholder information

The Company Secretary has been nominated as the person responsible for communications with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX listing rules.

The group has written policies and procedures requiring disclosure of any information concerning the group that a reasonable person would expect to have a material effect on the price of the company's securities.

All information disclosed to the ASX is posted on the group's website following confirmation from the ASX that the information has been disclosed to the market. When analysts are briefed on aspects of the group's operations, the material used in the presentation is released to the ASX and posted on the group's website. Shareholders receive a copy of the group's annual and half yearly reports and provision is made for shareholders to participate through electronic means. The website also includes a feedback mechanism and a direct link to the group's share registry.

The company views the annual general meeting as an opportunity for shareholders to meet with and question the Board and senior management and encourages shareholders to attend. The company's external auditor is invited to attend all meetings of shareholders. At the annual general meeting, the auditors are available to answer shareholder questions regarding the conduct of the audit and the preparation and content of the audit report.

Income Statements
for the year ended 30 June 2007

		Consolidated		Parent Entity	
	Note	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Services revenue		2,175,147	1,826,013	–	–
Sale of goods revenue		374,374	406,370	–	–
Interest revenue		4,907	3,781	37,738	27,901
Dividend revenue		–	–	65,000	60,000
Other revenue		2,007	47	41,686	28,722
Total revenue		2,556,435	2,236,211	144,424	116,623
Raw materials and consumables		(927,969)	(906,294)	–	–
Employment costs		(951,709)	(741,974)	(23,090)	(14,872)
Depreciation and amortisation	3	(31,313)	(27,148)	(850)	(574)
Subcontractor costs		(325,215)	(295,473)	–	–
Finance costs	4	(32,616)	(20,918)	(21,340)	(17,138)
Communication costs		(13,384)	(9,885)	(536)	(136)
Insurance costs		(14,038)	(9,703)	(3,247)	(6,627)
Motor vehicle expenses		(14,522)	(15,125)	(15)	(14)
Travel costs		(22,556)	(15,875)	(1,483)	(879)
Other expenses		(96,603)	(95,348)	(13,592)	(21,506)
Write-off of StarTransit tender costs	14	(18,063)	–	–	–
Share of net profits of joint ventures accounted for using the equity method	33	16,563	7,367	–	–
Profit before income tax expense		125,010	105,835	70,271	54,877
Income tax expense	5	(33,664)	(27,092)	(1,675)	855
Profit for the year		91,346	78,743	68,596	55,732
Attributable to:					
Equity holders of the parent		92,701	78,697	68,596	55,732
Minority interest	20	(1,355)	46	–	–
Profit for the year		91,346	78,743	68,596	55,732
Basic earnings per share (cents per share)	30	67.8 cps	63.7 cps		
Diluted earnings per share (cents per share)	30	66.4 cps	62.2 cps		

The accompanying Notes form an integral part of these consolidated financial statements.

Statements of Recognised Income and Expense
for the year ended 30 June 2007

	Note	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
Cash flow hedges:					
Gains/(losses) taken to equity	20	(667)	(5,663)	–	–
Transferred to the initial carrying amount of the hedged items	20	1,228	5,387	–	–
Exchange differences on translation of foreign operations	20	(3,908)	(2,426)	–	–
Net income recognised directly in equity	20	(3,347)	(2,702)	–	–
Profit for the year		91,346	78,743	68,596	55,732
Total recognised income and expense for the year	20	87,999	76,041	68,596	55,732
Attributable to:					
Equity holders of the parent	20	89,354	75,995	68,596	55,732
Minority interest	20	(1,355)	46	–	–
Total recognised income and expense for the year	20	87,999	76,041	68,596	55,732
Effects of change in accounting policy – financial instruments					
Equity holders of the parent		–	2,990	–	–
Minority interest		–	–	–	–
		–	2,990	–	–

The accompanying Notes form an integral part of these consolidated financial statements.

Balance Sheets
as at 30 June 2007

	Note	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
Current Assets					
Cash and cash equivalents	6	103,464	95,782	2	2,583
Trade and other receivables	7	343,890	300,125	81,800	92,601
Inventories	8	203,602	225,530	–	–
Income tax receivable	9	5,427	1,020	–	–
Other investments	12	–	1,667	–	–
Other	10	87,391	56,688	1,527	1,865
Total Current Assets		743,774	680,812	83,329	97,049
Non-Current Assets					
Trade and other receivables	7	–	–	503,527	514,271
Investments accounted for using the equity method	11	7,474	1,838	–	–
Other investments	12	–	290	185,040	144,925
Property, plant and equipment	13	143,927	136,209	1,582	1,577
Intangible assets	14	619,757	486,137	7,221	115
Deferred tax assets	15	31,254	29,761	4,349	6,509
Other	10	7,014	21,445	936	1,526
Total Non-Current Assets		809,426	675,680	702,655	668,923
Total Assets		1,553,200	1,356,492	785,984	765,972
Current Liabilities					
Trade and other payables	16	419,843	371,837	5,574	6,321
Loans and borrowings	17	27,545	5,110	21,672	–
Derivatives	18	2,321	2,801	–	–
Income tax payable	9	8,647	29,468	6,659	27,269
Provisions	19	123,419	130,575	7,168	15,442
Total Current Liabilities		581,775	539,791	41,073	49,032
Non-Current Liabilities					
Trade and other payables	16	–	–	1	114
Loans and borrowings	17	343,124	255,780	220,000	247,000
Derivatives	18	384	465	–	–
Deferred tax liabilities	15	3,398	149	–	–
Provisions	19	29,661	39,543	3,168	2,775
Total Non-Current Liabilities		376,567	295,937	223,169	249,889
Total Liabilities		958,342	835,728	264,242	298,921
Net Assets		594,858	520,764	521,742	467,051
Equity					
Issued capital	20	465,950	423,387	465,950	423,387
Reserves	20	551	(267)	10,162	5,997
Retained earnings	20	129,666	97,598	45,630	37,667
Total equity attributable to equity holders of the parent	20	596,167	520,718	521,742	467,051
Minority interest	20	(1,309)	46	–	–
Total Equity	20	594,858	520,764	521,742	467,051

The accompanying Notes form an integral part of these consolidated financial statements.

Statements of Cash Flows
for the year ended 30 June 2007

	Note	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
Cash flows from operating activities					
Cash receipts from customers		2,782,854	2,448,346	53,015	32,567
Cash payments to suppliers and employees		(2,470,030)	(2,305,455)	(77,046)	(41,903)
Interest received		4,397	3,507	37,738	27,631
Interest and other costs of finance paid		(30,424)	(22,922)	(19,485)	(19,152)
Distributions from joint venture entities		10,879	10,311	–	–
Dividends received		–	111	65,000	60,000
GST paid		(121,107)	(63,765)	(767)	(851)
Income taxes paid		(46,284)	(10,166)	(2,745)	678
Other		(79)	41	(79)	–
Net cash from operating activities	21(b)	130,206	60,008	55,631	58,970
Cash flows from investing activities					
Payment for plant and equipment	13	(29,131)	(23,760)	(699)	(1,778)
Proceeds from sale of plant and equipment		3,934	577	–	–
Payment for software	14	(11,388)	(2,302)	(7,262)	(82)
Project establishment costs	14	(14,519)	(16,366)	–	–
Payment for other intangibles	14	(1,010)	–	–	–
Payment for subsidiaries (net of cash acquired and other adjustments)	22	(168,639)	(299,720)	(48,300)	(4,133)
Payment for/proceeds from other investments		290	(1,928)	–	–
Other		1,716	131	–	–
Net cash from investing activities		(218,747)	(343,368)	(56,261)	(5,993)
Cash flows from financing activities					
Net proceeds from issue of shares and conversion of options	20	42,563	162,187	42,563	162,187
Proceeds from borrowings		455,541	247,000	348,947	247,000
Repayment of borrowings		(334,859)	(27,873)	(334,500)	(399,527)
Payment of finance lease liabilities		(3,791)	(6,232)	–	–
Dividends paid	20	(60,633)	(46,245)	(60,633)	(46,245)
Net cash from financing activities		98,821	328,837	(3,623)	(36,585)
Net increase/(decrease) in cash and cash equivalents		10,280	45,477	(4,253)	16,392
Cash and cash equivalents at 1 July		95,782	49,913	2,583	(13,809)
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(4,270)	392	–	–
Cash and cash equivalents at 30 June	21(a)	101,792	95,782	(1,670)	2,583

The accompanying Notes form an integral part of these consolidated financial statements.

Notes to the Financial Statements
for the year ended 30 June 2007

1 Significant accounting policies

United Group Limited (the Company or the parent entity) is a company domiciled in Australia. The consolidated financial report of the Company for the year ended 30 June 2007 comprises the Company and its subsidiaries (together referred to as the group or the consolidated entity) and the consolidated entity's interest in jointly controlled entities.

The financial report was authorised for issue by the directors on 10 August 2007.

(i) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASB) adopted by the Australian Accounting Standards Board (AASB) and the *Corporations Act 2001*. International Financial Reporting Standards (IFRS) form the basis of Australian Accounting Standards adopted by the AASB, and for the purpose of this report are called Australian equivalents to IFRS (AIFRS). The financial report of the consolidated entity and the Company also complies with the IFRS and interpretations adopted by the International Accounting Standards Board.

(ii) Basis of preparation

The financial report is presented in Australian dollars which is the Company's functional currency and the functional currency of the majority of the consolidated entity. The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and, in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

The Company and the consolidated entity have applied AASB 2005-09 *Amendments to Australian Accounting Standards – Financial Guarantee Contracts* (AASB 2005-09) for the first time from 1 July 2006. Under AASB 2005-09, liabilities arising from financial guarantee contracts, including Company guarantees of subsidiaries through deeds of cross guarantee, are initially recognised at fair value and subsequently at the higher of the amount determined in accordance with the measurement requirements of a provision and the amount initially recognised less cumulative amortisation. Previously, such contracts were recognised as a provision only if settlement was considered probable.

The change in accounting policy was applied retrospectively to financial guarantee contracts in existence as at or since 1 July 2005. Consistent with how the Company and the consolidated entity applied the requirements of AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement*, earlier periods were exempt from full retrospective application.

Certain standards and amendments available for early adoption have not been applied by the consolidated entity in these financial statements. The impact is likely to be minor as they largely relate to disclosure. The more significant of these are:

- AASB 7 *Financial Instruments: Disclosure* (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007.
- AASB 2005-10 *Amendments to Australian Accounting Standards* (September 2005) makes consequential amendments to AASB 132 *Financial Instruments: Disclosures and Presentation*, AASB 101 *Presentation of Financial Statements*, AASB 114 *Segment Reporting*, AASB 117 *Leases*, AASB 133 *Earnings per Share*, AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 4 *Insurance Contracts*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.
- AASB 8 *Operating Segments* (February 2007) replaces the presentation requirements of segment reporting in AASB 114 *Segment Reporting*. AASB 8 is applicable for annual reporting periods beginning on or after 1 January 2009.
- AASB 2007-04 makes consequential amendments to a number of standards and ensures that all options that currently exist under IFRS are included in the Australian equivalents to IFRS and eliminates additional Australian disclosures, other than those now considered particularly relevant in the Australian reporting environment. AASB 2007-04 is applicable for annual reporting periods beginning on or after 1 July 2007.

The consolidated entity will adopt AASB 7 and AASB 2005-10 in the 2008 financial year. The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard and amendment are concerned only with disclosures.

The consolidated entity plans to adopt AASB 8 in the 2010 financial year. The initial application of AASB 8 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard is only concerned with disclosures.

The consolidated entity will adopt AASB 2007-04 in the 2008 financial year. The potential impact of the initial application of AASB 2007-04 has not yet been determined.

In the prior financial year the consolidated entity adopted AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* in accordance with the transitional rules of AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. This change has been accounted for by adjusting the opening balance of the hedging reserve at 1 July 2005.

This financial report has been prepared in accordance with the historical cost convention and except for derivative financial instruments, which are stated at fair value, does not take into account changing money values or fair values of assets.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in Note 1(xxvi), Accounting estimates and judgements.

The accounting policies set out below have been applied consistently to all periods presented in these financial statements. Where relevant, the accounting policies applied to the comparative period have been disclosed if they differ from the current reporting period. The accounting policies used have been consistently applied by each entity in the consolidated entity.

(iii) Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial report from the date that control commences until the date that control ceases.

Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

Jointly controlled entities

Joint ventures are those entities over whose activities the consolidated entity has joint control, established by contractual agreement.

In the consolidated financial statements, investments in jointly controlled entities, including partnerships, are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and the recoverable amount. The consolidated entity's share of the jointly controlled entity's net profit or loss is recognised in the consolidated income statement from the date joint control commences until the date it ceases.

Jointly controlled operations

The interest of the consolidated entity in unincorporated joint ventures are brought to account by recognising in the financial statements the assets it controls, the liabilities that it incurs, the expenses it incurs and its share of income from the sale of goods or services by the joint venture.

Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

Notes to the Financial Statements continued

for the year ended 30 June 2007

1 Significant accounting policies continued

(iv) Income tax

Income tax on the income statement for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax provision is the expected tax payable on the taxable income for the year, using tax rates substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates substantively enacted at balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation

The Company and its wholly owned Australian resident subsidiaries have formed a tax-consolidated group with effect from 1 July 2002 and are taxed as a single entity from that date. The head entity within the tax-consolidated group is United Group Limited.

Current tax expense, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the group allocation approach.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax-consolidated group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Nature of tax funding agreements and tax sharing agreements

The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable (payable) equal in amount to the tax liability (asset) assumed. The inter-entity receivables (payables) are at call.

Contributions to fund the current tax liabilities are payable in accordance with the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(v) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost is assigned on a standard cost basis with the exception of contract specific requirements to use an average cost basis.

Construction work in progress

Construction work in progress is stated at the aggregate of contracts costs incurred to date plus recognised profits less recognised losses and progress billings. If there are contracts where billings exceed the aggregate costs incurred, including profit margins, the net amounts are presented under trade and other payables.

Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer

under the terms and conditions of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's construction activities based on normal operating capacity.

(vi) Intangibles

Business combinations

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Following initial recognition, goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment (see accounting policy (x)), or more frequently if indicators of impairment exist.

Software

Software acquired by the consolidated entity is stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (x)). Internally developed software is capitalised once the project is assessed to be feasible. Costs incurred in determining project feasibility are expensed as incurred. The costs capitalised include consulting, licensing and direct labour costs.

Project establishment costs

Expenditure incurred in tendering and establishing facilities to provide construction or maintenance or other services under specific contracts are capitalised and amortised over the initial term of the contract.

Other intangible assets

Other intangible assets that are acquired by the consolidated entity are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (x)).

Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation

Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with indefinite useful lives are systematically tested for impairment at each annual balance sheet date. Software and other intangible assets are amortised from the date that they are available for use. The estimated useful lives in the current and comparative periods are as follows:

	Life
Software	1 to 5 years
Project establishment costs	Initial contract term
Other intangible assets	5 to 10 years

(vii) Revenue recognition

Goods sold and services rendered

Revenue from sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at balance sheet date. The stage of completion is assessed by reference to work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due or if the costs incurred or to be incurred cannot be measured reliably.

Contracts service revenue

Contract revenue and expenses are generally recognised on an individual contract basis using percentage of completion method when the stage of contract completion can be reliably determined, costs to date can be clearly identified, and total contract revenue and costs to complete can be reliably estimated. Two or more contracts are treated as a single contract where the contracts are negotiated as a single package, are closely interrelated and are performed concurrently or in a continuous sequence.

Profit recognition for lump sum fixed price contracts does not commence until cost to completion can be reliably measured. This is generally between 15% and 30% complete.

Stage of contract completion is generally measured by reference to physical completion. An assessment of total labour hours and other costs incurred to date as a percentage of estimated total costs for each contract is used if it is an appropriate proxy for physical completion. Task-lists, milestones, etc. are also used to calculate or confirm the percentage of completion if appropriate.

Where the outcome of a contract cannot be reliably estimated, contract costs are expensed as incurred. Where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred. An expected loss is recognised immediately as an expense.

Notes to the Financial Statements continued

for the year ended 30 June 2007

1 Significant accounting policies continued

(vii) Revenue recognition continued

Interest revenue

Interest revenue is recognised as it accrues, using the effective interest method.

Dividends

Revenue from distributions from subsidiaries is recognised by the parent entity when they are declared by the subsidiaries.

Revenue from dividends from investment in jointly controlled entities and other investments is recognised when dividends are receivable.

(viii) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less.

Bank overdrafts that are repayable on demand and form an integral part of the consolidated entities' cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(ix) Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate portion of production overheads. The cost of self-constructed and acquired assets includes: (i) the initial estimate at the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located; and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets

Leases in terms of which the consolidated entity assumes substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are stated at an amount equal to the lower of fair value and the present value of minimum lease payment at inception of the lease, less accumulated depreciation (see below) and impairment losses (see accounting policy (x)).

Sale of non-current assets

The net gain or loss on disposal is included in the income statement at the date control of the asset passes to the buyer, usually when an unconditional contract for sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal (including incidental costs).

Subsequent costs

The consolidated entity recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

Depreciation

The depreciable amount of all fixed assets including building and capitalised leased assets, but excluding freehold land, is depreciated over their useful lives on a straight line basis commencing from the time the asset is ready for use.

	Life
Buildings	40 years
Plant and equipment	3 to 20 years or the term of the lease

The residual value, the useful life and the depreciation method applied to an asset are reassessed at least annually.

(x) Impairment

The carrying amounts of the consolidated entity's assets, other than cash and cash equivalents, inventories, construction contract assets, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Reversal of impairment

Impairment losses, other than in respect of goodwill, are reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine recoverable amount. An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of a held to maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss is reversed only to the extent that the assets carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is considered to be impaired and is written down to its recoverable amount. Where net cash inflows are not largely independent, recoverable amount is determined for the cash-generating unit to which the asset belongs. The decrement in the carrying amount is recognised as an expense in the reporting period in which the impairment loss occurs.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment.

(xi) Trade and other receivables

Trade receivables and other receivables are stated at cost less impairment losses (refer accounting policy (x)).

(xii) Investments

Investments in subsidiaries are carried at cost. Cost includes the purchase price of the entity as well as directly attributable costs associated with the acquisition. Directly attributable costs are capitalised only once there is written agreement to acquire the entity.

(xiii) Trade and other payables

Liabilities are recognised for amounts to be paid in the future for goods or services received. Trade accounts payable are normally settled within 60 days.

(xiv) Interest bearing loans and borrowings

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowing on an effective interest basis.

(xv) Foreign currencies

Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

Foreign operations

The assets and liabilities including goodwill and fair value adjustments arising on consolidation of foreign operations are translated into Australian currency at rates of exchange current at balance date, while revenues and expenses are translated at approximately the foreign exchange rates ruling at the date of the transaction. Exchange differences arising on translation are taken to the foreign currency translation reserve.

(xvi) Finance costs

Finance costs comprise interest payable on borrowings calculated using the effective interest rate method and foreign exchange gains or losses. The interest expense component of finance lease payments is recognised in the income statement using the effective interest method.

Notes to the Financial Statements continued

for the year ended 30 June 2007

1 Significant accounting policies continued

(xvii) Lease payments

Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

Finance lease payments
Minimum lease payments are apportioned between the finance charge and reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(xviii) Employee benefits
Provision has been made in the financial statements for benefits accruing to employees in relation to annual leave, long service leave, workers' compensation and vested sick leave. No provision is made for non-vesting sick leave.

All on-costs, including payroll tax, workers' compensation premiums and fringe benefits tax are included in the determination of provisions. Vested sick leave, and the current portion of annual leave, long service leave and workers' compensation provisions are measured at the amount of the expected payment to the employee.

The portions of annual leave, long service leave and workers' compensation provisions expected to be settled later than one year, are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(xix) Share-based payments
Certain employees are entitled to participate in option ownership schemes. The fair value of options granted is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the vesting period being the period during which the employees become unconditionally entitled to the options.

The fair value of options granted is measured using a binomial model, taking into account the terms and conditions upon which the options were granted. The amount recognised in expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

(xx) Provisions
Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Warranties
Provision is made for the estimated liability on all products still under warranty at balance date. This provision is estimated having regard to service warranty experience.

Contract
When it is probable that the total contract costs will exceed total contract revenue the expected loss will be recognised as an expense immediately.

Insurance
The consolidated entity self-insures for some risks, including workers' compensation in some states. Provision is made for the consolidated entity's obligations for both incurred and incurred but not reported (IBNR) insurance claims through an actuarial assessment based on prior claims history.

(xxi) Earnings per share

Basic earnings per share
Basic earnings per share is determined by dividing net profit after income tax attributable to ordinary shareholders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(xxii) Australian goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the Australian Taxation Office (ATO) is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(xxiii) Financial instruments

Non-derivative financial instruments
Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured at amortised cost using the effective interest rate method, less any impairment losses.

A financial instrument is recognised if the consolidated entity becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the consolidated entity's contractual rights to cash flows from the financial assets expire or if the consolidated entity transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Financial liabilities are derecognised if the consolidated entity's obligations specified in the contract expire or are discharged or cancelled.

Derivative financial instruments
The consolidated entity uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks. The consolidated entity does not speculate in foreign currency or interest rate dealings. The purposes for which specific derivative instruments are used are as follows:

- Foreign currency
  Foreign currency forward exchange contracts are purchased to hedge project specific transactions. These are used to hedge the functional currency dollar value of contractual risks and benefits and are set at the beginning of each relevant project.
- Interest rates
  The consolidated entity may raised term debt at both fixed and floating rates. The interest rate on a portion of the long-term debt may be fixed by way of an interest rate swap arrangement.

Derivative financial instruments are stated at fair value. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swaps is determined by reference to market values for similar instruments.

(xxiv) Hedging
On entering into a hedging relationship, the consolidated entity formally designates and documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

Notes to the Financial Statements continued
for the year ended 30 June 2007

1 Significant accounting policies continued

(xxiv) Hedging continued

Cash flow hedges
The consolidated entity classifies derivatives as cash flow hedges when they hedge exposure to variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective oortion is recognised in the income statement.

Hedge accounting is discontinued when the heoging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(xxv) Share capital
Dividends are recognised as a liability in the period in which they are declared.

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(xxvi) Accounting estimates and judgements

Capitalisation of tender costs
In accordance with accounting policy note (vi), expenditure incurred in relation to a tender is capitalised and amortised over the initial term of the contract, where the costs can be separately identified and measured reliably and it is probable that the contract will be obtained. Judgement is exercised in determining whether it is probable that the contract will be obtained. An error in judgement would result in tender costs being recognised in the income statement in the following year.

Impairment of goodwill and intangibles with indefinite useful lives
The consolidated entity assesses whether goodwill and intangibles with indefinite useful lives are impaired at least annually in accordance with the accounting policy in note (x). These calculations involve an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated.

Insurance provisions
Actuarial assumptions are utilised in the determination of provisions for IBNR insurance claims as referred to in accounting policy note (xx).

2 Statement of operations by segments

Business segments – Primary reporting
United Group is a diversified infrastructure and services group specialising in operations in engineering, fabrication, manufacturing, maintenance, construction and business process outsourcing including property services, such as corporate real estate and facilities management.

United Group has 11,099 employees in Australia, New Zealand, Asia, the United States and parts of Europe and the Middle East. The Company has a client base that includes local and national governments and blue-chip corporations. The consolidated entity comprises of the following main business segments:

UGL Infrastructure provides industrial maintenance, manufacturing and engineering services to sectors as diverse as water, power, transport, communications and defence.

UGL Rail is a provider of design, manufacturing, engineering, maintenance and spare parts solutions to the rail and light rail sectors.

UGL Resources provides manufacturing, project management, construction, maintenance and asset management services to clients in the resources, oil and gas, petrochemicals, chemicals and minerals industry.

UGL Services is an outsourcing company with global operations. Service delivery solutions include corporate real estate, facilities management, finance and accounting, human resource management, procurement and learning.

Business segments – Primary reporting
2007

$'000	**Infrastructure**	**Rail**	**Resources**	**Services**	**Elim**	**Consolidated**
Segment Revenue:						
– External sales	721,543	1,060,149	356,331	411,498		2,549,521
– Intersegment	565	172	10,058	4,590	(15,385)	–
– Other revenue			1,839			1,839
– Unallocated						168
	722,108	1,060,321	368,228	416,088	(15,385)	2,551,528
Segment result (before financing costs and tax)	39,034	46,612	37,047	35,727		158,420
Unallocated						(22,264)
Share of joint ventures' net profit	12,107		4,523	(67)		16,563
Net financing costs						(27,709)
Profit before tax						125,010
Income tax expense						(33,664)
Profit for the year						91,346
Segment assets	250,717	746,735	126,092	296,005		1,419,549
Investment in joint ventures	3,089		4,038	347		7,474
Unallocated assets						126,177
Total assets						1,553,200
Segment liabilities	(201,424)	(253,713)	(57,390)	(197,483)		(710,010)
Unallocated liabilities						(248,332)
Total liabilities						(958,342)
Acquisition of segment assets	15,217	3,941	16,502	166,302		201,962
Acquisition of unallocated assets						7,911
Total acquisition of assets						209,873
Depreciation and amortisation	(8,313)	(7,982)	(4,899)	(9,269)		(30,463)
Unallocated depreciation and amortisation						(850)
Total depreciation and amortisation						(31,313)
Other non-cash items	10,085	7,912	(1,999)	190		16,188
Unallocated other non-cash items						14,183
Total other non-cash items						30,371

Notes to the Financial Statements continued

for the year ended 30 June 2007

2 Statement of operations by segments continued

Business segments – Primary reporting continued

2006

$'000	Infrastructure	Rail	Resources	Services	Elim	Consolidated
Segment Revenue:						
– External sales	535,517	959,526	471,951	265,389		2,232,383
– Intersegment	1,670	898	7,647	4,392	(14,607)	–
– Other revenue	5					5
– Unallocated						42
	537,192	960,424	479,598	269,781	(14,607)	2,232,430
Segment result (before financing costs and tax)	29,279	50,251	30,515	23,771		133,816
Unallocated						(18,211)
Share of joint ventures' net profit	7,328			39		7,367
Net financing costs						(17,137)
Profit before tax						105,835
Income tax expense						(27,092)
Profit for the year						78,743
Segment assets	225,566	788,667	102,412	126,645		1,243,290
Investment in joint ventures	1,376			462		1,838
Unallocated assets						111,364
Total assets						1,356,492
Segment liabilities	(204,410)	(316,414)	(49,396)	(95,238)		(665,458)
Unallocated liabilities						(170,270)
Total liabilities						(835,728)
Acquisition of segment assets	190,473	173,873	21,063	7,145		392,554
Acquisition of unallocated assets						1,860
Total acquisition of assets						394,414
Depreciation and amortisation	(8,657)	(6,751)	(2,313)	(8,853)		(26,574)
Unallocated depreciation and amortisation						(574)
Total depreciation and amortisation						(27,148)
Other non-cash items	2,555	621	(3,000)	(3,240)		(3,064)
Unallocated other non-cash items						2,839
Total other non-cash items						(225)

Geographical segments – Secondary reporting

	Segment revenues from sales to external customers		Segment assets		Acquisitions of property, plant and equipment, intangibles and other non-current assets	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Australia	2,183,053	1,982,820	1,156,493	1,160,491	35,116	389,342
Pacific	124,650	131,935	56,099	70,878	1,471	2,341
Asia	141,140	117,675	125,295	125,123	3,610	2,731
North America	102,685	–	215,313	–	169,676	–
	2,551,528	2,232,430	1,553,200	1,356,492	209,873	394,414

(i) Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arm's length" basis and are eliminated on consolidation.

(ii) The acquisition of segment assets includes the assets of subsidiaries acquired.

(iii) The Pacific geographical segment includes New Zealand whilst the Asian geographical segment includes Hong Kong, Singapore, Malaysia and Thailand. The North America geographic segment includes US, Canada and Mexico.

3 Depreciation and amortisation

	Consolidated		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Depreciation	23,610	20,926	694	542
Amortisation of software	4,733	4,204	156	32
Amortisation of project establishment costs	2,315	2,018	–	–
Amortisation of other intangibles	655	–	–	–
	31,313	27,148	850	574

4 Finance costs

Interest expense	28,485	18,168	20,002	16,019
Other borrowing costs	4,131	2,750	1,338	1,119
	32,616	20,918	21,340	17,138

Notes to the Financial Statements continued

for the year ended 30 June 2007

	Consolidated		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
5 Income tax expense				
Recognised in the income statement				
Current tax expense				
Current year	44,145	41,911	782	2,273
Adjustments for prior years	(6,329)	(3,683)	(1,288)	(114)
	37,816	38,228	(506)	2,159
Deferred tax expense				
Origination and reversal of temporary differences	(4,152)	(11,136)	2,181	(3,014)
	(4,152)	(11,136)	2,181	(3,014)
Total income tax expense in income statement	33,664	27,092	1,675	(855)
Deferred tax recognised directly in equity				
Relating to equity securities	141	(316)	141	(316)
	141	(316)	141	(316)
The prima facie income tax expense on pre-tax accounting profit reconciles to the income tax expense in the financial statements as follows:				
Profit before income tax	125,010	105,835	70,271	54,877
Prima facie tax thereon at 30%	37,503	31,751	21,081	16,463
Adjusted for:				
– Equity settled share-based payments	1,308	855	1,308	855
– Inter-company dividend income	–	–	(19,500)	(18,000)
– Research and development expenses	(500)	(1,471)	–	–
– Other non-deductible/(assessable) items	866	213	74	(59)
– Overseas tax rate differential	(470)	(573)	–	–
– Tax losses not recognised	1,286	–	–	–
Under/(over) provision in prior years	(6,329)	(3,683)	(1,288)	(114)
Income tax expense/(benefit)	33,664	27,092	1,675	(855)
6 Cash and cash equivalents				
Bank balances	62,380	85,747	–	2,581
Call deposits	40,856	9,735	–	–
Petty cash	228	300	2	2
	103,464	95,782	2	2,583

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
7 Trade and other receivables				
Current				
Trade and other debtors	342,477	299,305	152	136
Amounts receivable from subsidiaries	–	–	81,648	92,465
Retentions withheld on contracts in progress	1,413	820	–	–
	343,890	300,125	81,800	92,601
Non-current				
Amounts receivable from subsidiaries	–	–	503,527	514,271
	–	–	503,527	514,271

The amounts receivable from subsidiaries are unsecured and payable on demand. Interest is charged on the average balance at a rate of 6.9%. Trade and other debtors are shown net of impairment losses of $1,423,000 (2006: $299,000) recognised in the current year.

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
8 Inventories				
Current				
Raw materials and stores at net realisable value	76,773	72,442	–	–
Construction work in progress (refer below)	126,829	153,088	–	–
	203,602	225,530	–	–
Aggregate of costs and profits recognised on contracts in progress	2,207,831	1,818,283	–	–
Progress billings and advances received on contracts in progress	(2,183,350)	(1,742,707)	–	–
Net construction work in progress	24,481	75,576	–	–
Net construction work in progress comprises:				
Amounts due from customers – work in progress	126,829	153,088	–	–
Amounts due to customers – included in amounts payable on construction contracts and billings in advance	(102,348)	(77,512)	–	–
	24,481	75,576	–	–

9 Current tax assets and liabilities

The current tax asset for the consolidated entity of $5,427,000 (2006: $1,020,000) and for the parent entity of Nil (2006: Nil) represents the amount of income tax recoverable in respect of current and prior financial periods that arise from the payment of tax in excess of amounts due to the relevant tax authority. The current tax liability of the consolidated entity of $8,647,000 (2006: $29,468,000) and for the parent entity of $6,659,000 (2006: $27,269,000) represents the amount of income tax payable in respect of current and prior financial periods. In accordance with tax consolidation legislation, the parent entity as head entity of the tax-consolidated group has assumed the current tax liability (asset) initially recognised by the members in the tax-consolidated group.

Notes to the Financial Statements continued

for the year ended 30 June 2007

		Consolidated		Parent Entity	
	Note	2007 $'000	2006 $'000	2007 $'000	2006 $'000
10 Other assets					
Current					
Prepayments and other		87,391	56,688	1,527	1,865
		87,391	56,688	1,527	1,865
Non-current					
Other		6,716	21,356	638	1,437
Costs incurred in relation to acquisitions yet to be completed		298	89	298	89
		7,014	21,445	936	1,526
11 Investments accounted for using the equity method					
Joint venture entities	33	7,474	1,838	–	–
12 Other investments					
Current					
Other financial instruments		–	1,667	–	–
		–	1,667	–	–
Non-current					
Shares in subsidiaries at cost		–	–	185,040	144,925
Shares in unlisted entities at fair value		–	290	–	–
		–	290	185,040	144,925
13 Property, plant and equipment					
Property, plant and equipment at cost:					
Freehold land					
Cost:					
Opening balance		17,329	9,187	–	–
Additions		–	2	–	–
Acquisition through subsidiaries acquired		–	8,140	–	–
Disposals		(105)	–	–	–
Closing balance/net book value		17,224	17,329	–	–

	Consolidated		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Buildings				
Cost:				
Opening balance	63,063	50,846	–	–
Additions	436	408	–	–
Acquisition through subsidiaries acquired	–	11,784	–	–
Foreign exchange movement	27	25	–	–
Disposals	(599)	–	–	–
Closing balance	62,927	63,063	–	–
Accumulated depreciation:				
Opening balance	(12,072)	(10,257)	–	–
Depreciation for the year	(2,248)	(1,819)	–	–
Foreign exchange movement	18	4	–	–
Disposals	94	–	–	–
Closing balance	(14,208)	(12,072)	–	–
Net book value	48,719	50,991	–	–
Plant and equipment				
Cost:				
Opening balance	149,867	118,779	2,615	837
Additions	28,695	23,350	699	1,778
Acquisition through subsidiaries acquired	9,778	13,367	–	–
Transfer to/from software/leased assets	66	82	–	–
Foreign exchange movement	(1,806)	(526)	–	–
Disposals	(8,525)	(5,185)	(98)	–
Closing balance	178,075	149,867	3,216	2,615
Accumulated depreciation:				
Opening balance	(92,096)	(79,577)	(1,038)	(496)
Depreciation for the year	(17,250)	(14,033)	(694)	(542)
Acquisition through subsidiaries acquired	(7,830)	(3,636)	–	–
Transfer to/from software/leased assets	(111)	–	–	–
Foreign exchange movement	1,618	308	–	–
Disposals	7,389	4,842	98	–
Closing balance	(108,280)	(92,096)	(1,634)	(1,038)
Net book value	69,795	57,771	1,582	1,577

Notes to the Financial Statements continued
for the year ended 30 June 2007

	Consolidated		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
13 Property, plant and equipment continued				
Plant and equipment under lease				
Cost:				
Opening balance	20,372	18,882	–	–
Additions	3,001	4,122	–	–
Acquisition through subsidiaries acquired	5,054	–	–	–
Transfer to/from plant and equipment	(188)	–	–	–
Foreign exchange movement	(163)	(3)	–	–
Disposals	(8,140)	(2,629)	–	–
Closing balance	19,936	20,372	–	–
Accumulated depreciation:				
Opening balance	(10,254)	(8,535)	–	–
Depreciation for the year	(4,112)	(5,074)	–	–
Acquisition through subsidiaries acquired	(4,834)	–	–	–
Transfer to/from plant and equipment	132	–	–	–
Foreign exchange movement	302	850	–	–
Disposals	7,019	2,505	–	–
Closing balance	(11,747)	(10,254)	–	–
Net book value	8,189	10,118	–	–
Total property, plant and equipment at cost	278,162	250,631	3,216	2,615
Total property, plant and equipment accumulated depreciation	(134,235)	(114,422)	(1,634)	(1,038)
Total property, plant and equipment net	143,927	136,209	1,582	1,577
14 Intangible assets				
Goodwill				
Cost:				
Opening balance	457,991	127,341	–	–
Acquisition through subsidiaries acquired	139,488	330,650	–	–
Foreign exchange movement	(16,186)	–	–	–
Closing balance	581,293	457,991	–	–

	Consolidated		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Project establishment costs				
Cost:				
Opening balance	23,648	7,282	–	–
Project costs capitalised	14,519	16,366	–	–
Write-off of project establishment costs[1]	(18,546)	–	–	–
Foreign exchange movement	(110)	–	–	–
Closing balance	19,511	23,648	–	–
Accumulated amortisation:				
Opening balance	(5,918)	(3,900)	–	–
Amortisation for the year	(2,315)	(2,018)	–	–
Write-off of project establishment costs	482	–	–	–
Foreign exchange movement	46	–	–	–
Closing balance	(7,705)	(5,918)	–	–
Net book value	11,806	17,730	–	–
Software				
Cost:				
Opening balance	19,725	17,069	163	81
Additions	4,775	2,302	649	82
Acquisition through subsidiaries acquired	68	289	–	–
Transfer to/from plant and equipment	122	(82)	–	–
Foreign exchange movement	(285)	170	–	–
Disposals	(5)	(23)	–	–
Closing balance	24,400	19,725	812	163
Accumulated amortisation:				
Opening balance	(14,036)	(9,876)	(48)	(16)
Amortisation for the year	(4,733)	(4,204)	(156)	(32)
Transfer to/from plant and equipment	(21)	–	–	–
Foreign exchange movement	248	21	–	–
Disposals	5	23	–	–
Closing balance	(18,537)	(14,036)	(204)	(48)
Net book value	5,863	5,689	608	115

Notes to the Financial Statements continued

for the year ended 30 June 2007

	Consolidated		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
14 Intangible assets continued				
Software under development				
Cost:				
Opening balance	–	–	–	–
Additions	6,613	–	6,613	–
Closing balance	6,613	–	6,613	–
Other				
Cost:				
Opening balance	4,782	91	–	–
Additions	1,010	–	–	–
Acquisition through subsidiaries acquired	9,100	4,700	–	–
Foreign exchange movement	–	(9)	–	–
Closing balance	14,892	4,782	–	–
Accumulated amortisation:				
Opening balance	(55)	(28)	–	–
Amortisation for the year	(655)	(27)	–	–
Closing balance	(710)	(55)	–	–
Net book value	14,182	4,727	–	–
Total intangibles at cost	646,709	506,146	7,425	163
Total intangibles accumulated amortisation	(26,952)	(20,009)	(204)	(48)
Total intangibles net	619,757	486,137	7,221	115

1. In October 2006 capitalised costs of $18,063,000 in relation to the StarTransit tender were written off.

Impairment tests for cash-generating units containing goodwill

The following cash-generating units have significant carrying amounts of goodwill.

Infrastructure	103,414	10,719	–	–
Rail	225,816	16,244	–	–
Resources	22,534	21,587	–	–
Services	229,529	100,106	–	–
Unallocated	–	309,335	–	–
Total goodwill	581,293	457,991	–	–

The recoverable amount of the cash-generating unit is based on value in use calculations. The calculations use cash flow projections based on the following year's budget and plan, extended over a period of five years. Cash flows into perpetuity are extrapolated using a growth factor relevant to the sector and business plan. A pre-tax discount rate is applied adjusted for the risk of the industry in which each unit operates.

	Consolidated		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
15 Deferred tax assets and liabilities				
Deferred tax assets				
Temporary differences	31,254	29,761	4,349	6,509
	31,254	29,761	4,349	6,509
Deferred tax liabilities				
Temporary differences	3,398	149	–	–
	3,398	149	–	–
Unrecognised deferred tax balances				
Deferred tax assets				
Tax losses – revenue	1,586	419	–	–
Tax losses – capital	3,874	3,874	3,874	3,874
Foreign tax credits	733	1,280	733	1,280
	6,193	5,573	4,607	5,154
The potential future income tax benefit arising from tax losses of subsidiaries has not been recognised as an asset because recovery of the tax losses is not regarded as virtually certain.	5,460	4,293	3,874	3,874

The potential future income tax benefit will only be obtained if:

- the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised;
- the relevant company continues to comply with the conditions for deductibility imposed by the law; and
- no changes in tax legislation adversely affect the relevant company in realising the benefit.

	Consolidated		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Gross deferred tax assets				
Provisions	20,768	20,395	2,882	5,062
Employee benefits	23,514	20,776	491	402
Property, plant and equipment	1,557	–	325	150
Inventories	2,104	516	–	–
Equity	663	804	663	804
Other	502	107	9	102
	49,108	42,598	4,370	6,520
Amount netted against deferred tax liabilities in accordance with AASB 112	(17,854)	(12,837)	(21)	(11)
Net deferred tax assets	31,254	29,761	4,349	6,509

Notes to the Financial Statements continued
for the year ended 30 June 2007

	Consolidated		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
15 Deferred tax assets and liabilities continued				
Gross deferred tax liabilities				
Property, plant and equipment	(643)	(1,299)	–	–
Intangible assets	(3,564)	(221)	–	–
Research and development	(2,383)	(2,383)	–	–
Income recognition	(12,336)	(7,269)	(21)	(11)
Deferred expenditure	(2,093)	(1,787)	–	–
Other	(233)	(27)	–	–
	(21,252)	(12,986)	(21)	(11)
Amount netted against deferred tax assets in accordance with AASB 112	17,854	12,837	21	11
Net deferred tax liabilities	(3,398)	(149)	0	0
Income statement				
Provisions	373	2,425	(2,180)	2,892
Employee benefits	2,738	1,555	89	93
Property, plant and equipment	2,213	(460)	175	147
Inventories	1,588	170	–	–
Intangible assets	(7)	654	–	–
Research and development	–	9,454	–	–
Income recognition	(5,067)	(5,611)	(10)	95
Deferred expenditure	(306)	(442)	–	–
Other	189	71	(93)	97
Deferred tax expense/(credit)	1,721	7,816	(2,019)	3,324

16 Trade and other payables

Current				
Unsecured liabilities:				
– trade creditors and accruals	259,921	253,326	5,325	6,237
– amounts payable to subsidiaries	–	–	249	84
– work in progress accruals	57,574	40,999	–	–
– billings in advance	102,348	77,512	–	–
	419,843	371,837	5,574	6,321
Non-current				
Unsecured liabilities:				
– loan from subsidiaries	–	–	1	114
	–	–	1	114

The amounts payable to subsidiaries are unsecured, interest free and payable on demand.

	Consolidated		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
17 Loans and borrowings				
Current				
Unsecured liabilities:				
– bank overdraft	1,672	–	1,672	–
– bank loan	22,486	432	20,000	–
– other loan	180	180	–	–
Secured liabilities:				
– lease liability	3,207	4,498	–	–
	27,545	5,110	21,672	–
Non-current				
Unsecured liabilities:				
– bank loan	220,000	249,486	220,000	247,000
– other loan	1,304	1,043	–	–
– US Notes	117,261	–	–	–
Secured liabilities:				
– lease liability	4,559	5,251	–	–
	343,124	255,780	220,000	247,000

Lease liabilities are secured by a charge over the leased assets.

2007 bank loans are drawn under term debt facilities which mature on 27 July 2007 ($2,486,000), 14 December 2007 ($20,000,000), 8 July 2008 ($80,000,000), 12 July 2008 ($90,000,000) and 8 July 2009 ($50,000,000). The other loan is a term debt facility which matures on 30 June 2015. Interest rates are floating with an interest rate swap in place to cover $2.7 million. The average interest rate applicable at 30 June 2007 including the effect of the interest rate swap was 6.9%.

During the year the consolidated entity undertook the placement of US$100 million of debt in the US private note market. The facility is in two equal tranches of 10 and 12 years and is at fixed interest rates of 6.13% and 6.23% respectively. The debt was used to partially finance the acquisition of Equis Corporation (UGL Equis).

Finance facilities

(a) The consolidated entity has access to the following lines of credit:

Credit facility	534,305	474,908	525,000	465,000
Amount utilised	244,158	249,918	241,672	247,000
Unused credit facility	290,147	224,990	283,328	218,000
Facilities are summarised as follows:				
Bank overdraft	18,513	18,601	15,000	15,000
Standby	20,000	20,000	20,000	20,000
Term debt	495,792	436,307	490,000	430,000
	534,305	474,908	525,000	465,000

	Consolidated		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
17 Loans and borrowings continued				
Finance facilities continued				
(b) Bank guarantee and/or letter of credit facilities provided by several financial institutions:				
Guarantee and/or letter of credit	565,696	486,845	520,000	450,000
Amount utilised	476,031	337,517	136	136
Unused guarantee	89,665	149,328	519,864	449,864
(c) Unsecured bond facilities provided by surety entities				
Bonds in aggregate	21,687	35,000	21,687	35,000
Amount utilised	5,542	7,456	–	–
Unused bonds	16,145	27,544	21,687	35,000
Finance lease liabilities				
Payable:				
– not later than one year	3,746	5,065	–	–
– later than one year but not later than five years	5,309	5,712	–	–
– later than five years	–	–	–	–
Minimum lease payments	9,055	10,777	–	–
Less future finance charges	(1,289)	(1,028)	–	–
Total lease liability	7,766	9,749	–	–
Reconciled to:				
– current liabilities	3,207	4,498	–	–
– non-current liabilities	4,559	5,251	–	–
	7,766	9,749	–	–

The leases have been entered into as a means of funding the acquisition of minor items of plant and equipment and acquiring access to property and vehicles. Rental payments are generally fixed.

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
18 Derivatives				
Current				
Foreign currency forward contracts	2,252	2,801	–	–
Interest rate swaps	69	–	–	–
	2,321	2,801	–	–
Non-current				
Foreign currency forward contracts	384	335	–	–
Interest rate swaps	–	130	–	–
	384	465	–	–
19 Provisions				
Current				
Employee entitlements	105,134	93,420	3,722	3,483
Warranty and contract	10,068	23,764	2,880	10,500
Other	8,217	13,391	566	1,459
	123,419	130,575	7,168	15,442
Warranty and contract provision movement				
Opening balance	23,764	9,182	10,500	3,400
Increase through acquisition	–	4,917	–	–
Provisions made during the year	3,752	14,854	–	8,100
Provisions used during the year	(7,991)	(1,590)	–	–
Provisions reversed during the year	(9,380)	(3,599)	(7,620)	(1,000)
Foreign exchange movement	(77)	–	–	–
Closing balance	10,068	23,764	2,880	10,500
Other provision movement				
Opening balance	13,391	586	1,459	467
Increase through acquisition	2,060	7,817	–	–
Provisions made during the year	6,043	5,859	–	1,453
Provisions used during the year	(12,973)	(228)	(893)	–
Provisions reversed during the year	(299)	(643)	–	(461)
Foreign exchange movement	(5)	–	–	–
Closing balance	8,217	13,391	566	1,459

Notes to the Financial Statements continued

for the year ended 30 June 2007

	Consolidated		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
19 Provisions continued				
Non-current				
Employee entitlements	13,878	15,846	–	–
Warranty and contract	10,816	11,750	–	–
IBNR insurance claims	2,860	2,660	2,860	2,660
Other	2,107	9,287	308	115
	29,661	39,543	3,168	2,775
Warranty and contract provision movement				
Opening balance	11,750	1,584	–	–
Increase through acquisition	–	9,852	–	–
Provisions made during the year	2,636	314	–	–
Provisions used during the year	(485)	–	–	–
Provisions reversed during the year	(3,085)	–	–	–
Closing balance	10,816	11,750	–	–
IBNR insurance claims provision movement				
Opening balance	2,660	1,560	2,660	1,560
Provisions made during the year	200	1,100	200	1,100
Closing balance	2,860	2,660	2,860	2,660
Other provision movement				
Opening balance	9,287	1,671	115	36
Increase through acquisition	823	7,729	–	–
Provisions made during the year	(5,610)	179	189	78
Provisions used during the year	(2,232)	(323)	–	–
Provisions reversed during the year	(118)	–	–	–
FX movements	(47)	24	–	–
Unwinding of discount	4	7	4	1
Closing balance	2,107	9,287	308	115

20 Capital and reserves

Reconciliation of movement in capital and reserves

	Translation reserve	Hedging reserve	Employee equity benefit reserve	Total reserves	Share capital	Retained earnings	Total	Minority interest	Total equity
Consolidated 2007 $'000									
Balance at 1 July 2006	(2,998)	(3,266)	5,997	(267)	423,387	97,598	520,718	46	520,764
Total recognised income and expense	(3,908)	561	–	(3,347)		92,701	89,354	(1,355)	87,999
Shares issued				–	42,563		42,563		42,563
Equity settled share-based payments			4,165	4,165			4,165		4,165
Dividends to shareholders				–		(60,633)	(60,633)		(60,633)
Balance at 30 June 2007	(6,906)	(2,705)	10,162	551	465,950	129,666	596,167	(1,309)	594,858
Consolidated 2006 $'000									
Balance at 1 July 2005	(572)	(2,990)	3,147	(415)	261,200	65,146	325,931		325,931
Total recognised income and expense	(2,426)	(276)		(2,702)		78,697	75,995	46	76,041
Shares issued				–	162,187		162,187		162,187
Equity settled share-based payments			2,850	2,850			2,850		2,850
Dividends to shareholders				–		(46,245)	(46,245)		(46,245)
Balance at 30 June 2006	(2,998)	(3,266)	5,997	(267)	423,387	97,598	520,718	46	520,764

Notes to the Financial Statements continued
for the year ended 30 June 2007

20 Capital and reserves continued

Reconciliation of movement in capital and reserves continued

	Employee equity benefit reserve	Total reserves	Share capital	Retained earnings	Total equity
Parent Entity 2007					
$'000					
Balance at 1 July 2006	5,997	5,997	423,387	37,667	467,051
Total recognised income and expense	–			68,596	68,596
Shares issued			42,563		42,563
Equity settled share-based payments	4,165	4,165			4,165
Dividends to shareholders				(60,633)	(60,633)
Balance at 30 June 2007	10,162	10,162	465,950	45,630	521,742
Parent Entity 2006					
$'000					
Balance at 1 July 2005	3,147	3,147	261,200	28,180	292,527
Total recognised income and expense		–		55,732	55,732
Shares issued		–	162,187		162,187
Equity settled share-based payments	2,850	2,850			2,850
Dividends to shareholders		–		(46,245)	(46,245)
Balance at 30 June 2006	5,997	5,997	423,387	37,667	467,051

Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity as well as from the translation of loans between the Company and foreign subsidiaries.

Hedge reserve
The hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions where settlement has not yet occurred.

Employee equity benefits reserve
The employee equity benefits reserve represents expense associated with equity settled compensation, under the Employee Share Option Plan.

Share Capital

	Consolidated		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
(a) Issued and paid-up capital				
137,694,964 (2006: 133,471,928) ordinary shares	465,950	423,387	465,950	423,387

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

	2007		2006	
	$'000	Number of ordinary shares	$'000	Number of ordinary shares
(b) Movements in contributed equity				
Opening balance	423,387	133,471,928	261,200	118,352,394
Shares issued in placement net of costs	–	–	136,613	11,493,176
Shares issued to Mr R Leupen (refer to (ii) below)	4,341	339,116	–	–
Treasury shares paid	2,860	550,000	–	–
Shares issued pursuant to Employee Share Option Plan (refer to Note 26 and refer to (iii) below)	3,904	874,000	3,309	975,710
Shares issued under Share Purchase Plan net of costs (refer to (i) below)	31,458	2,459,920	22,265	2,650,648
Closing balance	465,950	137,694,964	423,387	133,471,928

(i) On 28 July 2006, the Company issued 2,459,920 shares under a share purchase plan (SPP). The SPP enabled United Group shareholders to purchase up to 390 shares each at $12.80 per share. The shares were issued to partially fund the acquisition of UGL Equis.

(ii) On 8 November 2006, the Company issued 339,116 shares to Mr R Leupen at $12.80 per share.

(iii) At various dates throughout the year ended 30 June 2007, the Company issued 874,000 shares, pursuant to the exercise of options under the Employee Share Option Plan, at exercise prices ranging between $2.99 and $7.64.

The number of ordinary shares noted above differs to the share registry by 750,000. For accounting purposes treasury shares are treated as options under AASB 132 *Financial Instruments: Disclosure and Presentation*.

(c) Subsequent events

In July 2007, the Company undertook an institutional and conditional placement of 18.7 million shares with a total value of $318 million. These shares will be used to partially fund the acquisition of UNICCO Services Company Inc. As part of the equity raising a share purchase plan is being undertaken. Eligible shareholders can purchase up to $5,000 worth of shares at an issue price of $17 per share.

Notes to the Financial Statements continued

for the year ended 30 June 2007

20 Capital and reserves continued

Share Capital continued

	2007 $'000	2006 $'000
(d) Dividends		
Dividends recognised in the current year by the Company are:		
Final dividend of 24 cents (2006: 20 cents) per share, fully franked paid on 8 September 2006	32,944	21,185
Interim dividend of 20 cents (2006: 20 cents) per share, fully franked paid on 9 March 2007	27,689	25,060
Total dividends paid	60,633	46,245
Dividends not recognised at year end		
Since the year end the directors have recommended the payment of a final dividend of 28 cents (2006: 24 cents) per share fully franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 14 September 2007 out of retained profits at 30 June 2007 not recognised as a liability at year end.	44,586	32,935
Dividend franking account		
Franking credits at a 30% rate available to shareholders of United Group for subsequent financial years	20,773	27,453

The above amounts are based on the balance of the dividend franking account at year end adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the year end;

(c) franking credits that will arise from the receipt of dividends recognised as receivables by the tax-consolidated group at the year end; and

(d) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends. The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $19,108,000 (2006: $14,115,000).

	Consolidated		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000

21 Cash flow information

(a) Reconciliation of cash

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Cash assets	103,464	95,782	2	2,583
Bank overdraft	(1,672)	–	(1,672)	–
	101,792	95,782	(1,670)	2,583

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and deposits at call, net of overdrafts, and investments in money market instruments with less than 90 days to maturity.

(b) Reconciliation of profit after tax to cash flow from operations

	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Profit after tax	91,346	78,743	68,596	55,732
Adjustment for non-cash items:				
Amortisation	11,815	11,296	156	32
Depreciation	19,498	15,852	694	542
Equity settled share-based payments	4,165	2,850	4,165	2,850
Profit on sale of property, plant and equipment	(2,062)	(113)	–	–
Unrealised foreign exchange (gain)/loss	1,382	(3,634)	–	16
Share of joint venture entities' net profit	(5,752)	2,905	–	–
Costs in relation to investments	14,924	(1,821)	7,886	–
Write off of StarTransit tender costs	11,232	–	–	–
Other	4,420	(412)	300	(271)
Movement in income taxes payable	(25,228)	25,859	(20,610)	2,872
Movement in deferred taxes payable	1,755	(7,980)	2,160	(3,640)
Changes in assets and liabilities:				
(Increase)/decrease in trade debtors	(13,999)	53,158	(16)	(6,511)
(Increase)/decrease in prepayments and other assets	(13,496)	(34,819)	928	(1,181)
(Increase)/decrease in inventories	22,028	(78,293)	–	–
Increase/(decrease) in trade creditors and accruals	25,424	(72,495)	(747)	(1,181)
Increase/(decrease) in provisions	(17,246)	68,912	(7,881)	9,710
Cash flows from operations	130,206	60,008	55,631	58,970

22 Acquisitions of subsidiaries

Equis Corporation

On 19 July 2006 United Group USA Inc (wholly owned subsidiary of United Group Limited) acquired the business of Equis Corporation (renamed UGL Equis Corporation) (UGL Equis) for a consideration of $163,596,000 (US$120 million) with a potential additional $16 million (US$12 million) payment to the vendor based on future growth projections. The business is a US-based provider of comprehensive corporate real estate services. In the period to 30 June 2007 the business contributed net profit before tax of $6,771,000 to the consolidated net profit for the year. If the acquisition had occurred on 1 July 2006, the contribution to net revenue would have been $107,130,000 and net profit would have been $7,122,000. The pro forma revenue and net profit have been determined on the basis of extrapolation of post-acquisition profit and have been calculated using the accounting policies of the consolidated entity. The acquisition was funded through debt and equity.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $'000	**United recognised values**	**Fair value adjustments**	**Original carrying amounts**
Cash and cash equivalents	4,613		4,613
Trade and other receivables	29,766		29,766
Property, plant and equipment	2,292		2,292
Intangible assets	9,100	9,100	-
Other assets	2,088		2,088
Trade and other payables	(22,582)		(22,582)
Other financial liabilities	(60)		(60)
Provisions	(249)		(249)
Net identifiable assets and liabilities	24,968	9,100	15,868
Goodwill on acquisition	144,921		
Consideration	169,889		
Less consideration payable	(2,013)		
Cash acquired	(4,613)		
Net cash outflow	163,263		

The consideration above includes acquisition costs of $4,279,000.

Goodwill has arisen on the acquisition of UGL Equis because of the capacity of the business to generate recurring revenue streams in the future through the interrelationship of a proven track record, business processes, employee experience and skills and provided the consolidated entity with a presence in the US. This did not meet the criteria for recognition as a separate intangible asset at the date of acquisition. Trademarks and customer relationships were identified and separately valued as an intangible asset.

The acquisition accounting is provisional as the purchase agreement includes additional consideration in the form of an earn-out payment. Based on the audited financial statements for the calendar year ending 31 December 2006, United Group Limited has accrued $2,013,000 (US$1,717,000) which has been reflected in the above consideration.

Proactive Communication Solutions

On 9 February 2007 United Group Infrastructure Pty Ltd (wholly owned subsidiary of United Group Limited) acquired the business of Proactive Communications Solutions (PCS) for a consideration of $980,000 with a potential additional $1,790,000 payment to the vendor based on future growth projections. The business is a provider of access solutions and has rights to a number of distributorships of high end products demanded by the major telecommunications carriers and State government authorities in Australia. In the period to 30 June 2007 the business contributed net profit before tax of $106,000 to the consolidated net profit for the year. Pro forma profit as though the business had been acquired on 1 July 2006 has not been determined due to the short period of ownership during the reporting period. The acquisition was funded through debt.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $'000	United recognised values	Fair value adjustments	Original carrying amounts
Cash and cash equivalents	–		–
Inventories	100		100
Property, plant and equipment	11		11
Trade and other payables	–		–
Provisions	(19)		(19)
Net identifiable assets and liabilities	92	–	92
Goodwill on acquisition	1,023		
Consideration	1,115		
Cash acquired	–		
Net cash outflow	1,115		

The consideration above includes acquisition costs of $135,000.

Goodwill has arisen on the acquisition of PCS because of the capacity of the business to generate recurring revenue streams in the future through the interrelationship of a proven track record, business processes and employee experience and skills. This did not meet the criteria for recognition as a separate intangible asset at the date of acquisition.

The acquisition accounting is provisional as the purchase agreement includes additional consideration in the form of earn-out payments of $1,000,000 payable one year from acquisition date and $790,000 payable two years from acquisition date should certain profitability milestones be achieved.

Notes to the Financial Statements continued
for the year ended 30 June 2007

22 Acquisitions of subsidiaries continued

2006 Acquisitions

ALSTOM ANZ

On 16 September 2005, UGL Rail Pty Limited, a wholly owned subsidiary of United Group Limited, acquired the ALSTOM transport business in Australia and New Zealand (ALSTOM ANZ) for $267,500,000 with adjustments for loan repayments reflected in the consideration below. Final consideration of $30,000,000 was paid in April 2006. In the period to 30 June 2006 the business contributed net profit of $26.8 million to the consolidated profit for the year. Pro forma profit as though the business had been acquired on 1 July 2005 has not been determined due to accounting adjustments made within the business prior to acquisition.

The acquisition comprised of the purchase of the transport operations of ALSTOM ANZ as well as shares in the following companies:

Company	% shares acquired
MainCo Melbourne Pty Limited	70
United Group Melbourne Transport Limited (formerly ALSTOM Melbourne Transport Ltd)	100
United Group Rail Fleet Services Limited (formerly Rail Fleet Services Ltd)	100
United Group Rail (NZ) Limited (formerly ALSTOM Transport New Zealand Ltd)	100

The acquisition of ALSTOM ANZ was funded through a combination of debt and equity.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $'000	United recognised values	Fair value adjustments	Original carrying amounts
Cash and cash equivalents	37,445		37,445
Trade and other receivables	107,847		107,847
Inventories	48,767		48,767
Property, plant and equipment	29,106	4,242	24,864
Intangible assets	1,500	1,500	-
Deferred tax assets	18,827	10,122	8,705
Trade and other payables	(135,273)		(135,273)
Interest bearing loans and borrowings	(25,809)		(25,809)
Other financial liabilities	(40,812)		(40,812)
Provisions	(34,615)	(33,741)	(874)
Net identifiable assets and liabilities	6,983	(17,877)	24,860
Goodwill on acquisition	300,565		
Total consideration	307,548		
Add consideration receivable	8,501		
Less cash acquired	(37,445)		
Net cash outflow	278,604		

The consideration above includes costs incurred by the consolidated entity in relation to the acquisition, including $453,000 in the current year. Consideration received in the current year was $8,157,000.

Goodwill has arisen on the acquisition of ALSTOM ANZ because of the capacity of the business to generate recurring revenue streams in the future through the interrelationship of a proven track record, increased market share, synergies in business processes and employee experience and skills. This did not meet the criteria for recognition as a separate intangible asset at the date of acquisition.

Goodwill is subject to change in future periods as a result of contingent consideration payable under the terms of the contract.

Other acquisitions

During the year ended 30 June 2006 the consolidated entity also made the following acquisitions:

On 1 March 2006, United Group Services Pty Limited acquired the business of Peak Security and Peak Vetting for a consideration of $2,142,000. The acquisition was funded through debt facilities. The business undertakes security and vetting services, largely for the public sector.

On 1 June 2006, United Group Resources Pty Limited acquired the business of Steelplan for consideration of $10,887,313, funded through debt facilities. An additional amount of $3,195,000 in consideration was paid in June 2007. Steelplan is a technological drafting services business.

On 8 June 2006, UGL Rail Pty Limited acquired the business of Fischer Industries Pty Limited for consideration of $2,170,104, funded through debt facilities. The business designs, manufactures and supplies innovative electronic control, safety and data acquisition devices for rail rolling stock.

The acquisitions have the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $'000	United recognised values	Fair value adjustments	Original carrying amounts
Trade and other receivables	–	(270)	270
Inventories	125		125
Other financial assets	18		18
Property, plant and equipment	597	(292)	889
Intangible assets	700	700	–
Deferred tax assets	69		69
Interest bearing loans and borrowings	(131)		(131)
Other financial liabilities	(258)		(258)
Provisions	(273)		(273)
Net identifiable assets and liabilities	847	138	709
Goodwill on acquisition	18,751		
Total consideration	19,598		
Less consideration payable	–		
Net cash outflow	19,598		

The consideration above includes costs incurred by the consolidated entity in relation to the acquisition, including $883,000 in the current year.

Goodwill has arisen on the acquisition of Steelplan due to the skill sets of the employees and customer relationships, resulting in enhanced future earnings potential through the ability to secure future contracts.

Goodwill has arisen on the acquisition of Peak due to the specialist knowledge of the staff in relation to government security and vetting processes, as well as access to technology and market knowledge.

Goodwill has arisen on the acquisition of Fischer due to the skill base of employees in developing innovative electronic control, safety and data acquisition devices for rail rolling stock.

Acquisition accounting is provisional for Peak Security as there is a component of the final consideration relating to an earn-out, based on the first and second years of profits. This contingent consideration has not been included above.

	Consolidated		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
23 Operating leases				
Non-cancellable operating leases contracted for but not capitalised in the accounts:				
Payable:				
– not later than one year	20,215	27,270	640	778
– later than one year but not later than five years	22,556	21,220	1,651	2,290
– later than five years	182	791	–	–
	42,953	49,281	2,291	3,068

The leases have been entered into as a means of acquiring access to minor items of plant and equipment, property and vehicles. Rental payments are generally fixed.

During the financial year ended 30 June 2007 $23,357,000 was recognised as an expense in the income statement in respect of operating leases (2006: $6,586,000).

	Consolidated		Parent Entity	
24 Capital and other commitments				
Capital expenditure commitments				
Capital expenditure commitments contracted for:				
Plant and equipment purchases within one year	2,710	1,243	1,200	–
Other commitments	–	161,442	–	–
25 Contingencies				
Estimates of material amounts of contingent liabilities, not provided for in the accounts, arising from:				
(i) Under the provisions of joint venture agreements undertaken by a subsidiary of United KG (No. 1) Limited, that subsidiary is jointly and severally liable for all the liabilities incurred by the joint ventures. As at 30 June 2007 the assets of the joint ventures were sufficient to meet such liabilities. The liabilities of the joint ventures not included in the consolidated financial statements amounted to	38,504	12,748	–	–

(ii) Bank guarantees and surety bonds are issued to third parties arising out of dealings in the normal course of business by subsidiaries (see Note 17(b) and (c)).

(iii) During the normal course of business, entities within the consolidated entity incur normal contractor's and product liability in relation to contracts which may include litigation by or against the entities. Specific issues are currently being investigated to determine the likely course of action. Although the ultimate outcome cannot be reliably determined at the date of this report no material losses are expected.

(iv) As explained in Note 27(b), the parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity and all subsidiaries who are party to the deed have guaranteed the repayment of all current and future creditors if any of these subsidiaries are wound up. At balance date, there were no material deficiencies in the assets of the parties to the agreement which would give rise to a liability for the parent entity.

(v) As a result of the collapse of HIH Casualty and General Insurance Co Ltd (HIH) a potential liability to the consolidated entity exists with regard to claims outstanding as at 16 March 2001. It is not possible at this time to quantify the potential liability, if any, due to the nature of the claims and the uncertainty surrounding any potential recovery from HIH's reinsurance program and/or liquidation.

The consolidated entity has taken steps to limit any future liability for claims not yet reported.

Contingent assets existing at balance date are:

(i) As a result of the collapse of HIH Casualty and General Insurance Co Ltd (HIH) the parent entity has incurred and expensed costs in defence of and settlement of outstanding claims. It is not possible at this time to quantify the potential asset, if any, due to the uncertainty surrounding any potential recovery from HIH's reinsurance program and/or liquidation.

26 Employee benefits

		Consolidated		Parent Entity	
	Note	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Provision for employee entitlements:					
– current	19	105,134	93,420	3,722	3,483
– non-current	19	13,878	15,846	–	–
Total employee entitlement liabilities		119,012	109,266	3,722	3,483

Superannuation

Benefits provided under the superannuation funds to which the consolidated entity contributes are based on accumulated contributions and earnings for each employee. The consolidated entity has a legal obligation to contribute to the funds in accordance with the Superannuation Guarantee Charge Legislation. The amount recognised as expense was $44,965,000 for the financial year ended 30 June 2007 (2006: $38,541,000).

Employee Share Plans

At the 2002 annual general meeting shareholders approved the implementation and operation of two employee share plans. The directors determine whether the share plans will be offered to employees prior to the commencement of each financial year. Permanent employees of the group who have completed six months' continuous service are entitled to participate in either of the following employee share plans:

- Exempt Employee Share Plan:
  Employees are entitled to contribute $500 from their pre-tax salary per annum in order to acquire shares in United Group Limited. The group matches this contribution by purchasing on-market additional shares to the value of $500.
- Deferred Employee Share Plan:
  Employees are entitled to contribute at least $2,000 from their pre-tax salary per annum in order to acquire shares in United Group Limited. The group matches the first $2,000 of this contribution by purchasing on-market additional shares to the value of $2,000.

Notes to the Financial Statements continued

for the year ended 30 June 2007

26 Employee benefits continued

Share-based Payments

The company issues options to employees under the terms of the Employee Share Option Plan. The options are issued subject to performance hurdles consistent with the objective of aligning the interest of employees with shareholders. Generally these options vest in three tranches commencing between one and three years after grant date and expire at least two years after the initial tranche vests.

The terms and conditions of grants made during the year ended 30 June 2007 are as follows:

Grant date	Number of options	Vesting conditions	Expiry date
24 July 2006	387,562	Period of service and achievement of performance hurdles	31 December 2011
1 September 2006	657,700	Period of service and achievement of performance hurdles	31 December 2009
1 September 2006	402,800	Period of service and achievement of performance hurdles	31 December 2011
13 October 2006	1,350,000	Period of service and achievement of performance hurdles	31 August 2011
4 December 2006	335,475	Period of service and achievement of performance hurdles	31 December 2011
11 December 2006	55,289	Period of service and achievement of performance hurdles	31 December 2011
25 January 2007	27,000	Period of service and achievement of performance hurdles	31 December 2009
30 April 2007	126,457	Period of service and achievement of performance hurdles	31 December 2012

The number and weighted average exercise prices of share options is as follows:

	Weighted average exercise price 2007	Number of options 2007	Weighted average exercise price 2006	Number of options 2006
Outstanding at the beginning of the period	$7.17	6,718,628	$4.84	5,736,338
Forfeited during the period	$11.13	(525,130)	$7.98	(365,668)
Exercised during the period	$4.78	(1,424,000)	$3.39	(975,999)
Granted during the period	$13.86	3,342,283	$11.26	2,323,957
Outstanding at the end of the period	$10.09	8,111,781	$7.17	6,718,628
Exercisable at the end of period		46,666		49,999

The options outstanding at 30 June 2007 have an exercise price in the range of $4.45 to $15.43 and a weighted average contractual life of 3.9 years.

During the financial year 1,424,000 share options were exercised (2006: 975,999). The weighted average share price at the dates of exercise was $13.76.

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binomial option-pricing model.

During the year ended 30 June 2007 the consolidated entity recognised an expense of $4,165,000 (2006: $2,850,000) in relation to share-based payments.

Fair value of share options and assumptions

	2007	2006
Fair value at measurement date	$2.138 – $3.478	$1.397 – $2.655
Share price	$13.44 – $15.64	$6.07 – $13.00
Exercise price	$13.39 – $15.43	$5.20 – $13.09
Expected volatility	21.8% – 27.5%	21.0% – 32.6%
Option life	2.9 – 5.7 years	3.4 – 6.2 years
Expected dividends	4.3% – 4.7%	4.7%
Risk-free interest rate	5.5% – 6.0%	4.8% – 5.5%

The expected volatility is based on the historic volatility.

Share options are granted under a service condition and exercise is also dependent on the consolidated entity achieving certain performance hurdles.

27 Subsidiaries

(a) Subsidiaries

The financial statements at 30 June 2007 include the following subsidiaries.

	Note	Country of incorporation and operation	Class	Owned 2007 %	Owned 2006 %
Parent entity:					
United Group Limited		Australia	Ord	–	–
Subsidiaries:					
United KG Construction Pty Ltd	(b)	Australia	Ord	100	100
United Group Infrastructure Pty Ltd	(b)	Australia	Ord	100	100
Inspection Testing & Certification Pty Ltd	(b)	Australia	Ord	100	100
Olympic Dam Maintenance Pty Ltd	(b)	Australia	Ord	100	100
United KG Maintenance Pty Ltd	(b)	Australia	Ord	100	100
UGL Pty Ltd (formerly United KG Asset Management Pty Ltd)	(b)	Australia	Ord	100	100
Western Water Services Pty Ltd	(b)	Australia	Ord	100	100
United KG (No. 1) Limited	(b)	Australia	Ord	100	100
United KG (No. 2) Pty Ltd	(b)	Australia	Ord	100	100
United KG Engineering Services Pty Ltd	(b)	Australia	Ord	100	100
United Group FM Services Pty Ltd	(b)	Australia	Ord	100	100
United Group Infrastructure (Services) Pty Ltd	(b)	Australia	Ord	100	100
United Group International Pty Ltd	(b)	Australia	Ord	100	100
United Group Water Projects Pty Ltd		Australia	Ord	100	100
United Group Water Projects (Victoria) Pty Ltd		Australia	Ord	100	100
United Group Infrastructure (Singapore) Pte Ltd		Singapore	Ord	100	100

Notes to the Financial Statements continued
for the year ended 30 June 2007

27 Subsidiaries continued

(a) Subsidiaries continued

	Note	Country of incorporation and operation	Class	Owned 2007 %	Owned 2006 %
United Group Infrastructure (Malaysia) Sdn Bhd		Malaysia	Ord	100	100
Arus Tenang Sdn Bhd		Malaysia	Ord	100	100
BKP Electrical Limited		Fiji	Ord	90	90
UGL Rail Pty Ltd	(b)	Australia	Ord	100	100
United Group Rail Services Limited	(b)	Australia	Ord	100	100
United Group Resources (Services) Limited	(b)	Australia	Ord	100	100
United Group Rail (North Queensland) Pty Ltd	(b)	Australia	Ord	100	100
United Goninan Construction Pty Ltd		Australia	Ord	100	100
Newcastle Engineering Pty Ltd		Australia	Ord	100	100
Railfleet Maintenance Services Pty Ltd		Australia	Ord	100	100
United Group (NZ) Limited	(b)	New Zealand	Ord	100	100
United Group Infrastructure (NZ) Limited	(b)	New Zealand	Ord	100	100
Kilpatrick Green (Malaysia) Sdn Bhd		Malaysia	Ord	100	100
United Group Services Pty Ltd	(b)	Australia	Ord	100	100
United Group Process Solutions Pty Ltd	(b)	Australia	Ord	100	100
United Group Procurement Services Pty Ltd	(b)	Australia	Ord	100	100
United Group HR Services Pty Ltd	(b)	Australia	Ord	100	100
United Group Real Estate Services (ACT) Pty Ltd		Australia	Ord	100	100
United Group Real Estate Services (NSW) Pty Ltd		Australia	Ord	100	100
United Group Real Estate Services (VIC) Pty Ltd		Australia	Ord	100	100
United Group Real Estate Services (QLD) Pty Ltd		Australia	Ord	100	100
United Group Real Estate Services (TAS) Pty Ltd		Australia	Ord	100	100
United Group Real Estate Services (SA) Pty Ltd		Australia	Ord	100	100
United Group Real Estate Services (WA) Pty Ltd		Australia	Ord	100	100
United Group Real Estate Services (NT) Pty Ltd		Australia	Ord	100	100
United Group Resources Pty Ltd	(b)	Australia	Ord	100	100
United Group Melbourne Transport Limited		Australia	Ord	100	100
United Group Rail Fleet Services Limited	(b)	Australia	Ord	100	100
United Group Rail (NZ) Limited		Australia	Ord	100	100
MainCo Melbourne Pty Limited		Australia	Ord	70	70
United Group Services (Europe) Limited		UK	Ord	100	100
United Group Europe Limited		UK	Ord	100	100

	Note	Country of incorporation and operation	Class	Owned 2007 %	2006 %
PT. BPO Indonesia		Indonesia	Ord	100	100
BPOEA (Thailand) Co., Ltd.		Thailand	Ord	100	100
BPOEA Malaysia Sdn Bhd		Malaysia	Ord	100	100
United PREMAS Limited		Singapore	Ord	100	100
PREMAS Valuers & Property Consultants Pte Ltd		Singapore	Ord	100	100
PREMAS Technologies Pte Ltd		Singapore	Ord	100	100
PREMAS Asia Pte Ltd		Singapore	Ord	100	100
PREMAS Property Services (Shanghai) Co. Ltd.		China	Ord	100	100
Beijing PREMAS Property Services Co. Ltd.		China	Ord	100	100
PREMAS Investments Pte Ltd		Singapore	Ord	100	100
PREMAS Technologies and Services (Shanghai) Co. Ltd.		China	Ord	100	100
LandArt (Shanghai) Co. Ltd.		China	Ord	100	100
PT. PREMAS International		Indonesia	Ord	100	100
PREMAS Total Asset Services Sdn. Bhd.		Malaysia	Ord	70	70
ESMACO Pte Ltd		Singapore	Ord	100	100
ESMACO Township Management Pte Ltd		Singapore	Ord	100	100
ESMACO International Pte Ltd		Singapore	Ord	100	100
ESMACO (M) Sdn. Bhd.		Malaysia	Ord	100	100
RESMA Property Services Pte Ltd		Singapore	Ord	100	100
LandArt Pte Ltd		Singapore	Ord	100	100
RESMA Engineering Services Pte Ltd		Singapore	Ord	100	100
ESMACO Valuers & Property Agents Pte Ltd		Singapore	Ord	100	100
United Group USA Inc.		US	Ord	100	100
UGL Equis (formerly Equis Corporation)		US	Ord	100	–
Equis Canada Inc		US	Ord	100	–
Equis Construction Services L.L.C.		US	Ord	100	–
Technology Properties L.L.C.		US	Ord	100	–
Cumberland Land Holdings, L.L.C.		US	Ord	100	–
Equis (India) Real Estate Private Limited		India	Ord	100	–
Equis Mexico S DE RL DE CV		Mexico	Ord	100	–
Equis Management Services S DE RL DE CV		Mexico	Ord	100	–
Equis Ltd.		Hungary	Ord	100	–
Equis (U.K.) Ltd		UK	Ord	100	–
Equis (Asia) Pte Ltd		Singapore	Ord	100	–

Notes to the Financial Statements continued
for the year ended 30 June 2007

27 Subsidiaries continued

(a) Subsidiaries continued

	Note	Country of incorporation and operation	Class	Owned 2007 %	2006 %
Equis Institutional and Governmental Services Inc.		US	Ord	100	–
Equis (Shanghai) Advisory Service Co. Ltd.		China	Ord	100	–
Equis Indiana Inc.		US	Ord	100	–
StarTransit Nominees Ltd		Australia	Ord	100	–
StarTransit Finance Pty Ltd		Australia	Ord	100	–
StarTransit Operations Pty Ltd		Australia	Ord	75	–

(b) Deed of cross guarantee

These companies have entered into a deed of cross guarantee dated 11 May 2000, as updated 8 November 2001, 23 May 2003, 12 July 2005, 5 December 2005 and 12 May 2006, with the parent entity which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed on winding-up of that company. As a result of a class order issued by the Australian Securities and Investments Commission, these companies are relieved from the requirement to prepare financial statements where they are not otherwise relieved of this obligation.

During the year no entities were added to the deed of cross guarantee.

The income statement and balance sheet of the companies which are parties to the deed of cross guarantee are as follows:

	2007 $'000	2006 $'000
Income Statement		
Revenues	1,969,312	1,844,749
Expenses	(1,847,841)	(1,741,942)
Borrowing costs expense	(32,407)	(20,668)
Share of net profit from joint ventures	16,563	7,328
Profit before income tax	105,627	89,467
Income tax expense	(26,668)	(26,650)
Profit after income tax expense	78,959	62,817
Retained profits at the beginning of the year	62,821	46,249
Profit for the year	78,959	62,817
Dividends recognised during the year	(60,633)	(46,245)
Retained profits at the end of the year	81,147	62,821

	2007 $'000	2006 $'000
Balance Sheet		
Current assets		
Cash and cash equivalents	43,069	55,342
Trade and other receivables	264,090	245,919
Inventories	163,318	191,626
Other	20,253	17,742
Total current assets	490,730	510,629
Non-current assets		
Trade and other receivables	(7,810)	–
Investments – accounted for using the equity method	7,099	1,373
Other financial assets	105,782	41,120
Property, plant and equipment	130,321	121,820
Intangibles	424,241	442,001
Deferred tax assets	27,277	27,963
Other	4,300	1,187
Total non-current assets	691,210	635,464
Total assets	1,181,940	1,146,093
Current liabilities		
Trade and other payables	305,839	284,738
Interest bearing liabilities	25,050	5,110
Other financial liabilities	2,321	2,801
Tax liabilities	5,482	28,920
Other provisions	77,723	112,614
Total current liabilities	416,415	434,183
Non-current liabilities		
Payables	(24,022)	–
Interest bearing liabilities	225,668	252,861
Other financial liabilities	384	465
Deferred tax liabilities	3,096	(207)
Provisions	27,157	15,725
Total non-current liabilities	232,283	268,844
Total liabilities	648,698	703,027
Net assets	533,242	443,066
Equity		
Issued capital	445,962	378,089
Reserves	6,133	2,156
Retained profits	81,147	62,821
Total equity	533,242	443,066

Notes to the Financial Statements continued
for the year ended 30 June 2007

28 Key management personnel disclosures
The consolidated entity does not consider non-executive directors to be key management personnel due to their independent role of overseeing the management of the organisation. Non-executive directors appear in this note due to their inclusion in the definition of key management personnel under the accounting standard.

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors:

- Mr T C Rowe AM (Chairman)
- Mr B G Camarri (Deputy Chairman)
- Mr R G (Sandy) Elliot
- Mr R Humphry AO
- Mr J W Ingram
- Mr R D White (appointed 25 July 2006)
- Mr D J Young

Executive director:

- Mr R A Leupen (Managing Director & CEO)

Executives:

- Mr P Mirams (Chief Financial Officer) commenced 30 April 2007
- Mr D Irvine (Chief Financial Officer) resigned 20 February 2007
- Mr M Vitlich (Commercial Director) commenced 4 December 2006
- Mr D Harris (Chief Executive UGL Global Services) resigned 1 May 2007
- Mr T Chapman (Chief Executive UGL Infrastructure)
- Mr A Summers (Chief Executive UGL Rail) commenced 3 October 2005
- Mr J Birman (Chief Executive UGL Resources)
- Mr T Weber (Chief Executive UGL Services)

Short-term incentives

The short-term incentive arrangements for the Managing Director & CEO are discussed separately below. A short-term incentive of up to 60% of base salary (dependent on seniority) is available to executives in accordance with achievement of key financial, performance and safety results.

Employees with six months or more of continuous service are eligible to participate in the Employee Share Plans, approved by shareholders at the 2002 annual general meeting. Further details in relation to the plans are included in Note 26 to the Financial Statements.

Long-term incentives

Options are issued under the Employee Share Option Plan which was approved by shareholders at the 1996 annual general meeting. The ability to exercise the options is conditional on United Group achieving specific performance hurdles.

The long-term incentive arrangements for the Managing Director & CEO are discussed separately below. The current long-term incentives for senior executives are designed to align executive remuneration with shareholders' interests. This long-term incentive in share options has annual hurdles of Total Shareholder Return (TSR) better than ASX 200 Industrials index (XNJ) and earnings per share growth at least 12% per annum compound. With these hurdles achieved the executive options are generally exercisable annually in years three, four and five.

Service agreements

The Company has service agreements with each executive that defines:

- the role and appointment date
- executive duties
- remuneration and benefits
- leave entitlements
- summary dismissal for misconduct or fraud
- use of expenses
- notice periods of between three and 12 months
- confidential information
- restraint on practices

The Managing Director & CEO's contract extends to September 2011. No other senior executives have a fixed-term contract and there are no termination arrangements in place which would result in payments to executives in excess of that which would have otherwise been earned as remuneration for their employment.

Managing Director & CEO

Mr Leupen's salary is subject to review annually in September. The key provisions of Mr Leupen's remuneration package are as follows:

- Current salary of $1,600,000 per annum, subject to annual review.
- Short-term cash incentive of up to 100% of base salary, subject to delivery of agreed annual targets.
- Long-term incentive of 1,350,000 equity options as approved by shareholders at the 2006 annual general meeting.
- Long-term incentive of 200,000 United Group shares in the Deferred Employee Share Plan acquired on-market during 2004-05. These shares vested during the period following the achievement of performance hurdles.
- Issue of 1,300,000 company shares at $5.20 per share (market price at date of issue) under a Long-Term Incentive Performance Share Plan funded by an interest free loan to Mr Leupen from the company. These shares will vest over the term of the services agreement subject to the performance hurdles of achieving both a 10% per annum compound EPS growth and a TSR above the ASX 200 Industrials index (XNJ). Repayment of the loan will also be tied to these performance hurdles. In the event the performance hurdles are not met the shares remain under the control of the company. Dividends earned on these shares prior to vesting are deducted from any short-term incentive bonus payable to Mr Leupen in each year. The performance hurdles for the first tranche of share were achieved during the reporting period. Following the receipt of $5.20 per share the restrictions on 550,000 shares was lifted.

Notes to the Financial Statements continued
for the year ended 30 June 2007

28 Key management personnel disclosures continued

Managing Director & CEO continued

Details of the nature and amount of each major element of compensation of each director and each of the key management personnel of the company and consolidated entity:

		Short-term			
	Year	Salary and fees $	Bonus[1,4] $	Non-monetary benefits[2] $	Total $
Directors					
Non-executive*					
Mr T Rowe AM, Chairman	2007	262,314	–	21,306	283,620
	2006	187,907	–	9,416	197,323
Mr B Camarri, Deputy Chairman	2007	175,000	–	–	175,000
	2006	137,000	–	–	137,000
Mr R Elliot	2007	108,400	–	–	108,400
	2006	88,000	–	–	88,000
Mr R Humphry AO	2007	100,413	–	–	100,413
	2006	81,651	–	–	81,651
Mr J Ingram	2007	127,300	–	–	127,300
	2006	112,000	–	–	112,000
Mr D Young	2007	109,083	–	–	109,083
	2006	89,908	–	–	89,908
Mr R White	2007	85,948	–	–	85,948
Executive					
Mr R Leupen, Managing Director & CEO	2007	1,507,547	875,320	187,559	2,570,426
	2006	1,097,750	554,000	104,793	1,756,543
Total all directors (the company)	2007	2,476,005	875,320	208,865	3,560,190
	2006	1,794,216	554,000	114,209	2,462,425

Notes

1. Bonuses relate to short-term incentive bonuses paid for the preceding financial year as the current year bonus is yet to be determined. 100% of the bonus was paid in cash.
2. Non-monetary benefits include benefits subject to FBT.
3. Retirement benefits are contributions to the Directors' Retirement Share Plan. B Camarri and D Young also have accrued retirement benefits of $294,840 and $217,271 (respectively) under Article 8.3(g)(1) of the Constitution.
4. The fair value of options is calculated at grant date using a binomial option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. In valuing the options market conditions have been taken into account. 1,350,000 equity options were issued to Mr Leupen in October 2006 following shareholder approval.

Post-employment			Equity compensation			Total
Superannuation $	Retirement benefit[3] $	Total $	Value of options[4] $	Value of shares[5] $	Total $	$
12,686	82,500	95,186	–	–	–	378,806
12,093	60,000	72,093	–	–	–	269,416
–	52,500	52,500	–	–	–	227,500
–	41,100	41,100	–	–	–	178,100
–	32,500	32,500	–	–	–	140,900
–	26,400	26,400	–	–	–	114,400
9,037	32,800	41,837	–	–	–	142,250
7,349	26,700	34,049	–	–	–	115,700
–	38,200	38,200	–	–	–	165,500
–	31,800	31,800	–	–	–	143,800
9,817	35,700	45,517	–	–	–	154,600
8,092	29,400	37,492	–	–	–	127,400
7,733	28,065	35,798	–	–	–	121,746
12,686	–	12,686	1,401,314	304,476	1,705,790	4,288,902
12,139	–	12,139	696,413	304,476	1,000,889	2,769,571
51,959	302,265	354,224	1,401,314	304,476	1,705,790	5,620,204
39,673	215,400	255,073	696,413	304,476	1,000,889	3,718,387

1,300,000 shares were issued to Mr Leupen in December 2004 under the Long-Term Incentive Performance Share Plan. These shares are restricted shares, subject to the achievement of performance hurdles discussed above. 550,000 of these shares vested during the period. The fair value of $1,401,314 (2006: $696,413) is calculated using a binomial option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. During the reporting period Mr Leupen received $462,000 (2006: $520,000) in dividends from these shares. Under the terms of Mr Leupen's agreement dividends received are deducted from the bonus relating to that period. The 2007 bonus of $875,320 above is inclusive of the dividend amount of $520,000.

5. 200,000 United Group shares in the Deferred Employee Share Plan were acquired on-market in September and October 2004 as a long-term incentive under the executive services agreement with Managing Director & CEO Richard Leupen. The value of $304,476 (2006: $304,476) represents the amortisation of the cost of these shares over the term of the extension of the executive services agreement with Mr Leupen to September 2008. These shares vested during the year.

* Non-executive directors are not eligible to participate in the bonus plan and option plan of United Group.

Notes to the Financial Statements continued
for the year ended 30 June 2007

28 Key management personnel disclosures continued

Managing Director & CEO continued

2007	Short-term				Post-employment	Termination benefits	Equity compensation	Total
	Salary and fees $	Bonus[1] $	Non-monetary benefits[2] $	Total $	Superannuation $	$	Value of options[3] $	$
Executives								
Mr D Irvine, Chief Financial Officer United Group Limited	361,757	225,549	15,732	603,038	–	617,588	56,395	1,277,021
Mr T Chapman, Chief Executive UGL Infrastructure	612,314	193,185	11,781	817,280	12,686	–	113,617	943,583
Mr A Summers, Chief Executive UGL Rail	637,314	204,098	2,539	843,951	12,686	–	238,739	1,095,376
Mr J Birman, Chief Executive UGL Resources	612,314	182,385	12,763	807,462	12,686	–	142,365	962,513
Mr T Weber, Chief Executive UGL Services	538,802	190,115	6,809	735,726	12,686	–	113,265	861,677
Mr D Harris, Chief Executive UGL Global Services	516,304	184,122	4,092	704,518	10,780	46,129	8,744	770,171
Mr P Mirams, Chief Financial Officer United Group Limited	78,885	–	1,248	80,133	2,150	–	17,437	99,720
Mr M Vitlich, Commercial Director United Group Limited	403,781	–	7,532	411,313	7,350	–	93,471	512,134
Total all executives	3,761,471	1,179,454	62,496	5,003,421	71,024	663,717	784,033	6,522,195

1. Bonuses relate to short-term incentive bonuses paid for the preceding financial year as the current year bonus is yet to be determined. 100% of the bonus was paid in cash.
2. Non-monetary benefits include benefits subject to FBT.
3. The fair value of options is calculated at grant date using a binomial option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. In valuing the options market conditions have been taken into account.

2006	Short-term				Post-employment	Equity compensation	Total
	Salary and fees $	Bonus[1] $	Non-monetary benefits[2] $	Total $	Superannuation $	Value of options[3] $	$
Executives							
Current							
Mr D Irvine, Chief Financial Officer United Group Limited	519,400	171,500	15,060	705,960	–	64,367	770,327
Mr T Chapman, Chief Executive UGL Infrastructure	464,861	81,000	2,000	547,861	12,139	110,557	670,557
Mr A Summers, Chief Executive UGL Rail	343,396	50,000	428	393,824	9,104	190,857	593,785
Mr J Birman, Chief Executive UGL Resources	407,860	119,000	4,838	531,698	12,139	121,313	665,150
Mr T Weber, Chief Executive UGL Services	409,761	147,200	2,000	558,961	12,139	123,506	694,606
Mr D Harris, Executive GM – Group Operations & Development United Group Limited	411,861	48,000	8,681	468,542	12,139	117,209	597,890
Total all executives	2,557,139	616,700	33,007	3,206,846	57,660	727,809	3,992,315

1. Bonuses relate to short-term incentive bonuses paid for the preceding financial year as the current year bonus is yet to be determined. 100% of the bonus was paid in cash.
2. Non-monetary benefits include benefits subject to FBT.
3. The fair value of options is calculated at grant date using a binomial option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. In valuing the options market conditions have been taken into account.

Loans to key management personnel and their related parties
With the exception of Mr Leupen, no loans were made to key management personnel and their related parties at any time during 2006 or 2007. Details regarding the loan to Mr Leupen are discussed above.

Equity instruments
All options refer to options over ordinary shares of United Group Limited which are exercisable on a one-for-one basis under the Employee Share Option Plan, subject to performance hurdles.

Notes to the Financial Statements continued

for the year ended 30 June 2007

28 Key management personnel disclosures continued

Options granted as remuneration

The following options over ordinary shares were granted and/or vested during the current year:

	Grant date	Expiry date	Exercise price $	Fair value at grant date[1] $	Granted during the year	Vested during the year
Mr Birman	30 July 2003	31 December 2006	$2.99	0.549 – 0.612	–	33,334
Mr Chapman	17 May 2004	31 December 2007	$4.49	0.743 – 0.817	–	83,333
Mr Harris	28 February 2005	31 December 2008	$7.50	1.145 – 1.258	–	66,666
Mr Irvine	30 July 2003	31 December 2006	$2.99	0.549 – 0.612	–	16,666
Mr Mirams	30 April 2007	31 December 2012	$15.43	3.423 – 3.478	126,457	–
Mr Vitlich	4 December 2006	31 December 2011	$13.52	2.804 – 2.863	206,435	–
Mr Weber	28 June 2004	31 December 2007	$5.16	0.833 – 0.883	–	83,333
Mr Leupen	13 October 2006	31 August 2011	$13.77	3.070 – 3.153	1,350,000	–
Mr Leupen	17 December 2004	1 September 2008	$5.20	1.397 – 1.654	–	550,000

1. Fair value of options at grant date valued using a binomial option-pricing model.

All options expire on the earlier of their expiry date or termination of the individual's employment. In addition to continuing employment service condition, the ability to exercise options is conditional on the consolidated entity achieving certain performance hurdles.

Exercise of options granted as remuneration

The following options over ordinary shares were exercised during the current year:

	Number of shares	Amount paid per share
Mr Leupen	550,000	$5.20
Mr Birman	33,334	$2.99
Mr Chapman	83,333	$4.49
Mr Harris	66,666	$7.50
Mr Irvine	16,666	$2.99
Mr Weber	83,333	$5.16

There are no amounts unpaid on the shares issued as a result of the exercise of options.

Option holdings

The movement during the reporting period in the number of options over ordinary shares in United Group Limited, held directly or indirectly by each key management person, including their related parties is as follows:

2007	Held at 1 July 2006	Granted as remuneration	Exercised	Other changes	Held at 30 June 2007	Vested and exercisable at 30 June 2007
Executive Director						
Mr R Leupen	1,300,000	1,350,000	(550,000)	–	2,100,000	–
Executives						
Mr J Birman	350,257	–	(33,334)	–	316,923	–
Mr T Chapman	433,116	–	(83,333)	–	349,783	–
Mr D Harris	289,227	–	(66,666)	(222,561)	–	–
Mr D Irvine	289,535	–	(16,666)	(72,869)	200,000	–
Mr P Mirams	–	126,457	–	–	126,457	–
Mr A Summers	400,000	–	–	–	400,000	–
Mr M Vitlich	–	206,435	–	–	206,435	–
Mr T Weber	422,785	–	(83,333)	–	339,452	–

2006	Held at 1 July 2005	Granted as remuneration	Exercised	Other changes	Held at 30 June 2006	Vested and exercisable at 30 June 2006
Executive Director						
Mr R Leupen	1,300,000	–	–	–	1,300,000	–
Executives						
Mr J Birman	283,001	183,923	(116,667)	–	350,257	–
Mr T Chapman	450,000	66,449	(83,333)	–	433,116	–
Mr D Harris	200,000	89,227	–	–	289,227	–
Mr D Irvine	333,333	72,869	(116,667)	–	289,535	–
Mr A Summers	–	400,000	–	–	400,000	–
Mr T Weber	450,000	56,118	(83,333)	–	422,785	–

Other changes represent options that expired or were forfeited during the year.

All options that have vested are exercisable.

Notes to the Financial Statements continued

for the year ended 30 June 2007

28 Key management personnel disclosures continued

Equity holdings

The movement during the current year in the number of ordinary shares of United Group Limited held directly or indirectly by each key management person, including their related parties is as follows:

2007	Held at 1 July 2006	Purchases	Received on exercise of options	Received through company share plans	Sales	Held at 30 June 2007[1]
Directors						
Mr T Rowe AM	62,609	1,170	–	5,768	–	69,547
Mr B Camarri	75,804	1,170	–	3,639	–	80,613
Mr R Leupen	3,053,675	341,286	550,000	–	–	3,944,961
Mr R Elliot	17,979	4,359	–	5,336	–	27,674
Mr R Humphry AO	72,728	30,780	–	2,729	–	106,237
Mr J Ingram	47,877	390	–	4,632	–	52,899
Mr D Young	88,586	14,000	–	3,326	–	105,912
Mr R White	–	4,560	–	1,793	–	6,353
Executives						
Mr D Irvine	356,730	390	16,666	48	–	373,834
Mr D Harris	19,717	–	66,666	54	–	86,437
Mr J Birman	319,090	–	33,334	1,837	(15,000)	339,261
Mr T Chapman	106,366	390	83,333	280	(83,333)	107,036
Mr A Summers	7,812	–	–	532	–	8,344
Mr T Weber	92,063	390	83,333	280	(153,333)	22,733
Mr M Vitlich	–	–	–	–	–	–
Mr P Mirams	–	–	–	–	–	–

1. Where the key management personnel have left United Group during the period the balance held is the balance at the date they left the Company.

2006	Held at 1 July 2005	Purchases	Received on exercise of options	Received through company share plans	Sales	Held at 30 June 2006
Directors						
Mr T Rowe AM	56,725	595	–	5,289	–	62,609
Mr B Camarri	70,461	1,190	–	4,153	–	75,804
Mr R Leupen	2,755,056	298,619	–	–	–	3,053,675
Mr R Elliot	10,688	1,190	–	6,101	–	17,979
Mr R Humphry AO	62,754	595	–	9,379	–	72,728
Mr J Ingram	40,542	595	–	6,740	–	47,877
Mr D Young	73,991	6,595	–	8,000	–	88,586
Executives						
Mr D Irvine	219,663	20,356	116,667	44	–	356,730
Mr D Harris	–	19,717	–	–	–	19,717
Mr J Birman	209,999	21,442	116,667	982	(30,000)	319,090
Mr T Chapman	3,000	19,717	83,333	316	–	106,366
Mr A Summers	–	7,812	–	–	–	7,812
Mr T Weber	544	19,535	83,333	374	(11,723)	92,063

1,300,000 shares were issued to Mr Leupen in December 2004 under the Long-Term Incentive Performance Share Plan. These shares are restricted shares, subject to the achievement of performance hurdles discussed above and are therefore accounted for as options.The restrictions on 550,000 shares were lifted during the period following the achievement of performance hurdles. 750,000 shares remain restricted and have not been included in equity holdings tables for 2006 and 2007 above.

Notes to the Financial Statements continued

for the year ended 30 June 2007

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
29 Auditor's remuneration				
Amounts received or due and receivable by KPMG for:				
– audit or review of the financial statements	2,003,033	1,421,679	100,000	70,000
– other services				
– Taxation	179,678	150,032	46,194	38,572
– IFRS transition	–	64,600	–	64,600
– BSA audits	77,631	–	–	–
– Extended audit procedures	54,802	–	54,802	–
– Project reviews	–	25,800	–	–
– Other	30,000	84,800	17,500	53,300
	342,111	325,232	118,496	156,472

30 Earnings per share

	2007 $'000	2006 $'000
The following reflects the income and share data used in the calculations of basic and diluted earnings per share:		
Net profit attributable to ordinary shareholders of the parent entity used in calculating basic and diluted earnings per share	92,701	78,697

	2007 Number	2006 Number
Weighted average number of ordinary shares used in calculating basic earnings per share	136,758,152	123,639,580
Effect of dilutive securities:		
– options	2,855,843	2,889,338
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	139,613,995	126,528,918
Basic earnings per share (cents per share)	67.8 cps	63.7 cps
Diluted earnings per share (cents per share)	66.4 cps	62.2 cps

31 Non-director related parties

Transactions with wholly owned subsidiaries that are not on normal terms and conditions are disclosed in the financial report. All other transactions with non-director related parties are on normal terms and conditions.

32 Financial instruments

Exposure to credit, interest rate and currency risk arises in the normal course of the consolidated entity's business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates and interest rates.

Credit risk exposures

Credit exposure represents the extent of credit-related losses to which the consolidated entity may be subject on amounts to be received from financial assets. The consolidated entity, while exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, does not expect that any counterparties will fail to meet their obligations.

The consolidated entity's exposures to on-balance sheet credit risk are as indicated by the carrying amounts of its financial assets. The consolidated entity does not have a significant exposure to any individual counterparty.

Interest rate risk

The consolidated entity raises term debt at both fixed and floating rates. The interest rate on a portion of the long-term debt has been fixed by way of an interest rate swap arrangement and has a swap rate of 7.90%. At 30 June 2007 the consolidated entity had an interest rate swap with a notional contract amount of $2,703,000.

The consolidated entity classifies the interest rate swap as a cash flow hedge and states it at fair value. The fair value of the swap at 1 July 2005 was adjusted against the opening balance of the hedge reserve at that date.

Effective interest rate and repricing analysis

	Effective interest rate	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Consolidated 2007							
Debt Securities held-to-maturity*	–	–					
Cash and cash equivalents	4.12%	103,464	96,198	7,266			
Bank overdraft	9.65%	1,672	1,672				
Effect of interest rate swaps	8.00%	69	69				
Finance lease liabilities*	9.70%	7,766	1,755	1,452	2,531	788	1,240
Secured bank facility	6.00%	2,486	2,486				
Unsecured bank facility	7.97%	240,000	20,000		170,000	50,000	
US Notes	6.18%	117,261					117,261
Other loans	5.24%	1,484	79	79	291	473	562
Parent Entity 2007							
Cash and cash equivalents	0.00%	2	2				
Loans to subsidiaries	6.90%	585,175	585,175				
Unsecured bank facility	6.90%	240,000	20,000		170,000	50,000	
Bank overdrafts	9.65%	1,672	1,672				

* These assets/liabilities bear interest at a fixed rate.

32 Financial instruments continued

Effective interest rate and repricing analysis continued

	Effective interest rate	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Consolidated 2006							
Debt Securities held-to-maturity*	1.93%	1,667	1,667				
Cash and cash equivalents	3.52%	95,782	91,565	4,217			
Effect of interest rate swaps	6.25%	130				130	
Finance lease liabilities*	8.15%	9,749	2,364	2,133	4,430	822	
Unsecured bank facility	6.44%	249,918	247,216	216	864	1,296	326
Bank overdrafts		–					
Other loans	6.00%	1,223	180	180	180	683	
Parent Entity 2006							
Cash and cash equivalents	4.70%	2,583	2,583				
Loans to subsidiaries	6.44%	606,736	606,736				
Unsecured bank facility	6.44%	247,000	247,000				
Bank overdrafts		–					

* These assets/liabilities bear interest at a fixed rate.

Foreign currency risk

The consolidated entity is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than AUD. The currencies giving rise to this risk are primarily USD, Euro, GBP and Yen.

Foreign currency forward exchange contracts are entered into to hedge project specific transactions. These are used to hedge the Australian dollar value of contractual risks and benefits and are set at the beginning of each relevant project. Most of the forward exchange contracts have maturities of less than one year after the balance sheet date. Where necessary the forward exchange contracts are pre-delivered or rolled over at maturity.

The consolidated entity classifies its forward exchange contracts as cash flow hedges and states them at fair value.

Financial guarantees

The company and the consolidated entity has applied AASB 2005-09 *Amendments to Australian Accounting Standards – Financial Guarantee Contracts* (AASB 2005-09) for the first time from 1 July 2006. Under AASB 2005-09, liabilities arising from financial guarantee contracts, including company guarantees of subsidiaries through deeds of cross guarantee, are initially recognised at fair value and subsequently at the higher of the amount determined in accordance with the measurement requirements of a provision and the amount initially recognised less cumulative amortisation. Previously, such contracts were recognised as a provision only if settlement was considered probable. The adoption of AASB 2005-09 had no impact on the consolidated entity or the company.

Fair values

2007	Consolidated Carrying amount $'000	Consolidated Fair value $'000	Parent Entity Carrying amount $'000	Parent Entity Fair value $'000
Loans to subsidiaries	–	–	584,925	584,925
Trade and other receivables	343,890	343,890	152	152
Cash and cash equivalents	103,464	103,464	2	2
Bank overdraft	(1,672)	(1,672)	(1,672)	(1,672)
Interest rate swaps	(69)	(69)	–	–
Forward exchange contracts	(2,636)	(2,636)	–	–
Finance lease liabilities	(7,766)	(6,875)	–	–
Unsecured bank facilities	(242,486)	(242,486)	(240,000)	(240,000)
US Notes	(117,261)	(117,261)	–	–
Trade and other payables	(419,843)	(419,843)	(5,325)	(5,325)
Other loans	(1,484)	(1,484)	–	–
	(345,863)	(344,972)	338,082	338,082
Unrecognised (losses)/gains		891		–

2006	Consolidated Carrying amount $'000	Consolidated Fair value $'000	Parent Entity Carrying amount $'000	Parent Entity Fair value $'000
Loans to subsidiaries	–	–	606,736	606,736
Trade and other receivables	300,125	300,125	136	136
Cash and cash equivalents	95,782	95,782	2,583	2,583
Interest rate swaps	(130)	(130)	–	–
Forward exchange contracts	(3,136)	(3,136)	–	–
Finance lease liabilities	(9,749)	(8,519)	–	–
Unsecured bank facilities	(249,918)	(249,918)	(247,000)	(247,000)
Trade and other payables	(371,837)	(371,837)	(6,237)	(6,237)
Other loans	(1,223)	(1,223)	–	–
	(240,086)	(238,856)	356,218	356,218
Unrecognised (losses)/gains		1,230		–

32 Financial instruments continued

Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table.

Derivatives

Forward exchange contracts and interest rate swaps are marked to market using bank valuations.

Interest bearing loans and borrowings

Fair value is calculated based on discounted expected future principal and interest cash flows.

Finance lease liabilities

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect change in interest rates.

Trade and other receivables/payables

All trade and other receivables and payables are current and therefore carrying amount equals fair value.

33 Investments accounted for using the equity method

Details of interests in joint venture entities are as follows. No joint venture investments are held by the parent entity.

		Interests held %		Investment carrying amount $'000	
Joint venture name	**Principal activities**	**2007**	**2006**	**2007**	**2006**
United KG/Kvaerner E&C Joint Venture	Construction and maintenance of oil and gas facilities	50	50	4,008	2,040
Thames Water Projects/John Holland Joint Venture	Design and construction of water treatment plant	50	50	28	28
Kilpatrick Green/Balfour Beatty Joint Venture	High voltage transmission line installation	50	50	3,211	1,084
Kilpatrick Green/Ventura Projects Joint Venture	Rail signalling installation	50	50	–	–
United Group Resources/Aker Kvuerner Oil & Gas Australia	Engineering and maintenance services	50	50	30	–
Theiss Pty Ltd/Alstom Australia Joint Venture	Rail signalling installation	50	50	250	(1,776)
Premas (Thailand) Co Ltd	Integrated real estate management services	49	49	303	412
Tricon Premas LLC	Integrated facility management services	49	49	25	29
Premas (Middle East) Pte Ltd	Integrated real estate management services	50	50	19	21
Vipul Premas (India) Private Ltd	Integrated real estate management services	50	50	–	–
Theiss Pty Ltd/United Group Infrastructure Pty Ltd Joint Venture (NSW)	Rail project	50	–	1,415	–
Theiss Pty Ltd/United Group Infrastructure Pty Ltd Joint Venture	Rail project	50	–	(1,815)	–
				7,474	1,838

The carrying amount of the equity accounted investments equals the fair value.

The share of the joint venture entities' results consist of:

	2007 $'000	2006 $'000
Revenues from ordinary activities	135,758	41,024
Expenses from ordinary activities	(119,195)	(33,618)
	16,563	7,406
Income tax expense	–	(39)
Net profit accounted for using the equity method	16,563	7,367
Balance Sheet		
Share of the joint venture entities' assets and liabilities consist of:		
Current assets	41,696	14,705
Non-current assets	65	154
Total assets	41,761	14,859
Current liabilities	34,287	13,021
Non-current liabilities	–	–
Total liabilities	34,287	13,021
Net assets – accounted for using the equity method	7,474	1,838
Movements in carrying amount of joint venture entities		
Carrying amount at beginning of year	1,838	4,883
Contributions to joint venture entities	–	(148)
Foreign exchange movements	(48)	47
Share of joint venture entities' net profit	16,563	7,367
Distributions from joint venture entities	(10,879)	(10,311)
Carrying amount at end of year	7,474	1,838

Details of individual joint venture entities have not been disclosed as many entities are created to deliver a specific contract and disclosure of this information would be prejudicial to the consolidated entity.

Notes to the Financial Statements continued

for the year ended 30 June 2007

34 Joint venture operations

Details of interests in joint venture operations are as follows. No joint venture operations have been entered into by the parent entity.

		Interests held %	
Joint venture name	**Principal activities**	**2007**	**2006**
Mount Piper Joint Venture	Water project	41	–
Pimpama Joint Venture	Water project	65	–

The consolidated entity's interests in the assets employed in the joint venture are included in the consolidated balance sheet, under the following classifications:

	2007 $'000	2006 $'000
Current assets		
Cash and cash equivalents	2,232	–
Other current assets	3,117	–
Total current assets	5,349	–
Non-current assets	–	–
Total assets	5,349	–

35 Events subsequent to reporting date

In July 2007, United Group agreed to acquire a US-based integrated facilities services company, UNICCO Services Company Inc, for $477 million (US$408 million). The acquisition will be funded by a combination of an institutional placement of $318 million, a share purchase plan and new and existing debt facilities.

Directors' Declaration

(1) In the opinion of the directors of United Group Limited (**the parent entity**):

(a) the financial statements and notes, set out on pages 43 to 106, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the parent entity and consolidated entity as at 30 June 2007 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) the financial report also complies with the International Financial Reporting Standards as disclosed in Note 1; and

(c) there are reasonable grounds to believe the parent entity will be able to pay its debts as and when they become due and payable

(2) There are reasonable grounds to believe that the parent entity and the subsidiaries identified in Note 27 will be able to meet any obligations or liabilities to which they are, or may become, subject to by virtue of the deed of cross guarantee described in Note 27.

(3) The directors have been given the declaration required by section 295A of the Corporations Act 2001 from the chief executive officer and chief financial officer for the financial year ended 30 June 2007.

This declaration is made in accordance with a resolution of the Board of directors and is signed for and on behalf of the directors by:

Trevor C Rowe AM
Chairman

Richard A Leupen
Director

Dated this 10th day of August 2007.

Independent Audit Report
To Members of United Group Limited

We have audited the accompanying financial report of United Group Limited (the "Company"), which comprises the balance sheets as at 30 June 2007, and the income statements, statements of recognised income and expense, and cash flow statements for the year ended on that date, a description of significant accounting policies and other explanatory notes 1 to 35 and the directors' declaration set out on pages 43 to 107 of the Group comprising the Company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1, the directors also state, in accordance with Australian Accounting Standard AASB 101 Presentation of Financial Statements, that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001 and Australian Accounting Standards (including the Australian Accounting Interpretations), a view which is consistent with our understanding of the Company's and the Group's financial position and of their performance.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's opinion on the financial report

In our opinion:

(a) the financial report of United Group Limited is in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and the Group's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note 1.

KPMG

Mark Epper
Partner

Sydney
10 August 2007

Summary of Financial Statistics

		1997	1998	1999	2000
Revenue					
Sales	$m	224.8	323.0	497.8	753.8
Other	$m	2.8	2.3	3.6	7.5
Total	$m	227.6	325.3	501.4	761.3
Results					
EBITDA	$m	22.1	29.8	39.8	41.6
Depreciation and amortisation	$m	(2.4)	(2.6)	(6.7)	(10.7)
EBITA	$m	19.7	27.2	33.1	30.9
Net interest	$m	1.8	1.8	(0.7)	(5.0)
Amortisation of goodwill	$m	(0.2)	0.0	(1.7)	(2.7)
	$m	21.3	29.0	30.7	23.2
Abnormals	$m	(0.5)	0.0	0.0	(3.8)
PBT	$m	20.8	29.0	30.7	19.4
Income tax	$m	(7.5)	(10.3)	(11.9)	(8.7)
Net profit after tax	$m	13.3	18.7	18.8	10.7
NPAT attributable to Minority interest	$m	0.0	0.0	0.0	0.0
NPAT attributable to shareholders	$m	13.3	18.7	18.8	10.7
Balance Sheet					
Total assets	$m	90.6	178.5	164.5	332.9
Net debt	$m	(30.6)	12.9	2.7	58.0
Shareholders' funds	$m	36.9	42.1	49.6	97.6
Issued shares					
Total issued shares	m	61.4	63.5	63.6	80.8
Earnings per share					
Cents per share	cps	21.7	29.7	29.6	14.0
Cents per share (adj for goodwill amortisation)	cps	22.0	29.7	32.3	17.5
Dividends					
Interim	cps	4.0	7.0	8.0	6.0
Final	cps	6.0	8.0	7.0	3.0
Special	cps	6.0	9.0	3.0	0.0
Total	cps	16.0	24.0	18.0	9.0
Franked		Fully	Fully	Fully	Fully
Gearing					
Net debt/equity	%	(83.0)	31.0	5.0	60.0
Net debt/(net debt + equity)	%	(491.0)	23.0	5.0	37.0
Interest cover	times	74.8	149.2	18.9	4.2
Dividend cover					
Excluding special dividends	times	2.1	2.0	2.0	1.5
Net asset backing	cps	60.0	66.3	77.9	120.8
Net tangible asset backing	cps	60.0	23.6	37.9	63.8

Prior to 2005 information is presented in accordance with pre-AIFRS AGAAP.

	2001	2002	2003	2004	2005	2006	2007
	676.4	722.6	855.2	1,076.9	1,254.9	2,232.4	2,549.5
	5.2	2.2	5.6	3.6	3.0	3.8	6.9
	681.6	724.8	860.8	1,080.5	1,257.9	2,236.2	2,556.4
	33.3	36.5	49.5	58.2	81.9	147.3	149.3
	(9.2)	(8.0)	(9.6)	(11.1)	(18.5)	(27.1)	(0.7)
	24.1	28.5	39.9	47.1	63.4	120.2	148.6
	(4.3)	(3.9)	(4.3)	(3.3)	(6.1)	(14.4)	(23.6)
	(2.7)	(2.6)	(4.6)	(5.3)	0.0	0.0	0.0
	17.1	22.0	31.0	38.5	57.3	105.8	125.0
	(4.1)	0.0	0.0	0.0	0.0	0.0	0.0
	13.0	22.0	31.0	38.5	57.3	105.8	125.0
	(5.3)	(5.7)	(9.1)	(9.4)	(9.8)	(27.1)	(33.7)
	7.7	16.3	21.9	29.1	47.5	78.7	91.3
	0.0	0.0	0.0	0.0	0.0	0.0	(1.4)
	7.7	16.3	21.9	29.1	47.5	78.7	92.7
	303.7	300.4	442.1	477.6	684.4	1,356.5	1,561.5
	40.8	8.8	40.0	40.6	(32.6)	165.1	268.5
	99.8	135.8	153.4	180.3	328.9	520.8	594.2
	80.8	90.7	91.5	100.7	118.4	133.5	137.7
	9.5	19.5	24.0	29.1	45.8	63.7	67.8
	13.0	22.7	29.1	34.4	45.8	63.7	67.8
	3.0	6.0	6.0	8.0	10.0	20.0	20.0
	4.0	4.0	8.0	10.0	20.0	24.0	28.0
	0.0	0.0	10.0	10.0	0.0	0.0	0.0
	7.0	10.0	24.0	28.0	30.0	44.0	48.0
	Fully	Fully	Fully	Fully	Fully	Fully	Fully
	41.0	6.0	26.0	23.0	(9.9)	31.7	45.2
	29.0	6.0	21.0	18.0	(11.0)	24.1	31.1
	3.3	6.6	7.6	9.8	7.7	6.6	5.2
	1.4	1.8	1.9	1.6	1.5	1.4	1.3
	123.5	149.7	167.7	178.9	277.8	390.1	431.5
	70.5	105.3	69.3	93.2	161.3	26.0	(18.6)

Additional Information for Listed Companies
as at 31 July 2007

The following additional information is provided in accordance with the ASX listing rules.

1. Substantial shareholders

The names of substantial shareholders listed in the company's register are:

Shareholder	Shares	%
Caledonia Investments Limited and Associates	18,490,246	12.11
Concord Capital	11,345,538	8.19
Fidelity Group	9,277,747	6.70

2. Distribution of shareholdings

Range of Holdings	Number of Shareholders	Number of Ordinary Shares	%
1 – 1,000	9,543	4,182,338	2.74
1,001 – 5,000	8,190	19,353,689	12.67
5,001 – 10,000	1,335	9,302,641	6.09
10,001 – 100,000	828	17,615,800	11.53
100,001 and over	66	102,290,628	66.97
Total	19,962	152,745,096	100.00

The number of shareholders with less than a marketable parcel of 27 securities ($18.60 on 31 July 2007) is 926, holding in total 10,981 shares.

3. Voting rights

All ordinary shares issued by United Group Limited carry one vote per share without restriction.

4. Twenty largest shareholders

The names of the 20 largest shareholders of the ordinary shares of the company are:

Name	Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
HSBC Custody Nominees (Australia) Limited	22,097,078	14.47
National Nominees Limited	21,912,078	14.35
J P Morgan Nominees Australia Ltd	13,039,066	8.54
UBS Nominees Pty Ltd	10,941,940	7.16
Cogent Nominees Pty Limited	4,234,649	2.77
Citicorp Nominees Pty Limited	4,222,400	2.76
Protech Holdings (WA) Pty Ltd	4,142,571	2.71
ANZ Nominees Limited	4,072,567	2.67
PSS Board	2,164,716	1.42
Bond Street Custodians Limited	1,390,796	0.91
Argo Investments Limited	1,316,093	0.86
AMP Life Limited	1,015,184	0.66
Invia Custodian Pty Limited	957,486	0.63
RBC Dexia Investor Services Australia Nominees Pty Limited	884,126	0.58
Milton Corporation Limited	792,055	0.52
Queensland Investment Corporation	750,153	0.49
MLEQ Nominees Pty Ltd	741,529	0.49
Aust Executor Trustees NSW Ltd	739,526	0.48
Mr Richard Anthony Leupen	550,000	0.36
RBC Dexia Investor Services Australia Nominees Pty Limited	513,597	0.34
	96,477,610	63.17

5. On-Market Buy-Back

There is no current on-market buy-back.

Corporate Directory

Directors
Trevor C Rowe AM
Chairman

Bruno G Camarri
Non-executive Deputy Chairman

RG (Sandy) Elliot
Non-executive Director

Richard Humphry AO
Non-executive Director

John W Ingram
Non-executive Director

Richard A Leupen
Managing Director & CEO

Richard D White
Non-executive Director

David J Young
Non-executive Director

Chief Financial Officer
Philip Mirams

Company Secretary
David Simpson
Lyn Nikolopoulos

Registered Office
Level 7
40 Miller Street
North Sydney NSW 2060

Auditors
KPMG
10 Shelley Street
Sydney NSW 2000

Share Registry
Link Market Services
680 George Street
Sydney NSW 2000

Telephone: 1800 200 296 (toll free)
or +61 2 8280 7796

Stock Exchange Listing
United Group Limited (UGL.AX) shares are quoted on the Australian Securities Exchange

United Group Limited
Level 7
40 Miller Street
North Sydney NSW 2060

Telephone: +61 2 9492 8800
Facsimile: +61 2 9492 8844

Email: uglinfo@unitedgroupltd.com
Web: www.unitedgroupltd.com

UGL Rail
3 Bridge Street
Pymble NSW 2073

Telephone: +61 2 9492 8800
Facsimile: +61 2 9488 4955

UGL Resources
Level 13
140 St Georges Terrace
Perth WA 6000

Telephone: +61 8 9324 6325
Facsimile: +61 8 9324 6320

UGL Services
Level 30
2 Lonsdale Street
Melbourne VIC 3000

Telephone: +61 3 9631 7800
Facsimile: +61 3 9631 7610

UGL Transport & Systems (UGL Infrastructure)
Level 10
2 Elizabeth Plaza
North Sydney NSW 2060

Telephone: +61 2 9492 7102
Facsimile: +61 2 9492 8894

UGL Water & Energy (UGL Infrastructure)
124 Pacific Highway
St Leonards NSW 2065

Telephone: +61 2 9462 1444
Facsimile: +61 2 9462 1599

Printed with organic inks on paper stocks manufactured in mills operating under the FSC environmental accreditation system. Recyclable.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

ASX Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	12 September 2007
PAGES :	8 (including this page)		
SUBJECT:	**New Issue of Shares – Exercise of Options**		

Please find attached an Appendix 3B for the issue of 155,400 shares following the exercise of options under the Employee Share Option Plan.

Yours sincerely

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	155,400
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares will rank equally with other ordinary shares.
5	Issue price or consideration	Exercise price $4.49 for 83,334 options Exercise price $4.45 for 66,666 options Exercise price $10.73 for 5,400 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options under Employee Share Option Plan
	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 September 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	158,793,362	Ordinary shares

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Total**	**7,041,971**	Unquoted Options
		Options	Exercise Price ($)	Expiry Date
		83,334	5.16	31/12/2007
		20,000	5.30	31/12/2007
		33,334	6.28	31/12/2007
		200,002	7.23	31/12/2008
		66,667	7.64	31/12/2008
		773,600	10.73	31/12/2008
		103,100	11.39	31/12/2008
		155,000	9.34	31/12/2009
		1,269,667	4.45	31/12/2009
		530,000	13.75	31/12/2009
		27,000	13.39	31/12/2009
		300,000	7.64	31/12/2010
		61,123	16.49	31/12/2010
		1,350,000	13.77	31/08/2011
		400,000	10.83	31/12/2011
		394,961	13.09	31/12/2011
		387,562	14.30	31/12/2011
		369,400	13.75	31/12/2011
		390,764	13.52	31/12/2011
		126,457	15.43	31/12/2012

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b) – Not applicable

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: L Nikolopoulos .... Date: 12 September 2007
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

ASX Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	13 September 2007
PAGES :	8 (including this page)		
SUBJECT:	**New Issue of Shares – Exercise of Options**		

Please find attached an Appendix 3B for the issue of 102,700 shares following the exercise of options under the Employee Share Option Plan.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	102,700
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares will rank equally with other ordinary shares.
5	Issue price or consideration	Exercise price $4.45 for 40,000 options Exercise price of $7.23 for 20,000 options Exercise price $9.34 for 10,000 options Exercise price $10.73 for 32,700 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options under Employee Share Option Plan
	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 September 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	158,896,062	Ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Total	**6,907,172**	Unquoted Options
Options	Exercise Price ($)	Expiry Date
83,334	5.16	31/12/2007
20,000	5.30	31/12/2007
33,334	6.28	31/12/2007
180,002	7.23	31/12/2008
66,667	7.64	31/12/2008
740,900	10.73	31/12/2008
103,100	11.39	31/12/2008
145,000	9.34	31/12/2009
1,229,667	4.45	31/12/2009
530,000	13.75	31/12/2009
27,000	13.39	31/12/2009
300,000	7.64	31/12/2010
61,123	16.49	31/12/2010
1,350,000	13.77	31/08/2011
400,000	10.83	31/12/2011
394,961	13.09	31/12/2011
355,463	14.30	31/12/2011
369,400	13.75	31/12/2011
390,764	13.52	31/12/2011
126,457	15.43	31/12/2012

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b) – Not applicable

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: L Nikolopoulos .... Date: 13 September 2007
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos	**DATE:**	19 September 2007
PAGES :	15 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Change of Director's Interest Notices as a result of shares acquired under the Directors' Deferred Share Plan and the Directors' Retirement Share Plan on behalf of the following Directors:

- Trevor Rowe
- Bruno Camarri
- RG (Sandy) Elliot
- Richard Humphry
- John Ingram
- David Young
- Richard White

Yours faithfully

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor C. Rowe
Date of last notice	27 August 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	14 September 2007
No. of securities held prior to change	72,398
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 1,226 2. 386
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28,693.60
No. of securities held after change	74,010
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruno Giovanni Camarri
Date of last notice	27 August 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	14 September 2007
No. of securities held prior to change	81,979
Class	Ordinary shares – Retirement Plan
Number acquired	246
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,378.80
No. of securities held after change	82,225
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	27 August 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	14 September 2007
No. of securities held prior to change	28,764
Class	Ordinary shares – Retirement Plan
Number acquired	152
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,705.60
No. of securities held after change	28,916
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	27 August 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	14 September 2007
No. of securities held prior to change	107,586
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 469 2. 154
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,089.40
No. of securities held after change	108,209
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	27 August 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	14 September 2007
No. of securities held prior to change	54,133
Class	Ordinary shares – Retirement Plan
Number acquired	179
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,186.20
No. of securities held after change	54,312
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	27 August 2007

Part 1 – Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	14 September 2007
No. of securities held prior to change	109,186
Class	Ordinary shares – Retirement Plan
Number acquired	167
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,972.60
No. of securities held after change	109,353
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard White
Date of last notice	17 August 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	14 September 2007
No. of securities held prior to change	6,630
Class	Ordinary shares – Retirement Plan
Number acquired	140
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,492.00
No. of securities held after change	6,770
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

ASX Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	19 September 2007
PAGES :	8 (including this page)		
SUBJECT:	**New Issue of Shares – Exercise of Options**		

Please find attached an Appendix 3B for the issue of 36,300 shares following the exercise of options under the Employee Share Option Plan.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	36,300
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares will rank equally with other ordinary shares.
5	Issue price or consideration	Exercise price $5.30 for 20,000 options Exercise price $10.73 for 16,300 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options under Employee Share Option Plan
	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 September 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	158,932,362	Ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Total	**6,870,872**	Unquoted Options
Options	Exercise Price ($)	Expiry Date
83,334	5.16	31/12/2007
33,334	6.28	31/12/2007
180,002	7.23	31/12/2008
66,667	7.64	31/12/2008
724,600	10.73	31/12/2008
103,100	11.39	31/12/2008
145,000	9.34	31/12/2009
1,229,667	4.45	31/12/2009
530,000	13.75	31/12/2009
27,000	13.39	31/12/2009
300,000	7.64	31/12/2010
61,123	16.49	31/12/2010
1,350,000	13.77	31/08/2011
400,000	10.83	31/12/2011
394,961	13.09	31/12/2011
355,463	14.30	31/12/2011
369,400	13.75	31/12/2011
390,764	13.52	31/12/2011
126,457	15.43	31/12/2012

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests): No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their	

+ See chapter 19 for defined terms.

entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – Not applicable

+ See chapter 19 for defined terms.

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: L Nikolopoulos .... Date: 19 September 2007
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

ASX Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	21 September 2007
PAGES :	8 (including this page)		
SUBJECT:	**New Issue of Shares – Exercise of Options**		

Please find attached an Appendix 3B for the issue of 15,000 shares following the exercise of options under the Employee Share Option Plan.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

> Yes – shares will rank equally with other ordinary shares.

5 Issue price or consideration

> Exercise price $10.73

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

> Shares issued on exercise of options under Employee Share Option Plan

Dates of entering +securities into uncertificated holdings or despatch of certificates

> 21 September 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
158947,362	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Total**	**6,855,872**	Unquoted Options
	Options	Exercise Price ($)	Expiry Date
	83,334	5.16	31/12/2007
	33,334	6.28	31/12/2007
	180,002	7.23	31/12/2008
	66,667	7.64	31/12/2008
	709,600	10.73	31/12/2008
	103,100	11.39	31/12/2008
	145,000	9.34	31/12/2009
	1,229,667	4.45	31/12/2009
	530,000	13.75	31/12/2009
	27,000	13.39	31/12/2009
	300,000	7.64	31/12/2010
	61,123	16.49	31/12/2010
	1,350,000	13.77	31/08/2011
	400,000	10.83	31/12/2011
	394,961	13.09	31/12/2011
	355,463	14.30	31/12/2011
	369,400	13.75	31/12/2011
	390,764	13.52	31/12/2011
	126,457	15.43	31/12/2012

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their	

+ See chapter 19 for defined terms.

entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – Not applicable

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: L Nikolopoulos .... Date: 21 September 2007
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

+ See chapter 19 for defined terms.

UnitedGroup Limited

ASX/MEDIA RELEASE

21 September 2007

United Group and OneSteel - Joint Public Statement

In 2003 and 2004 OneSteel Limited and United Group Limited worked together on the reline of OneSteel's Blast Furnace at Whyalla South Australia. Since 2004, the parties have been in dispute over the cost of the work undertaken. That dispute has now been resolved on a commercial and confidential basis. The proceedings relating to that dispute in the Supreme Court of South Australia are to be discontinued by consent. One Steel and United Group look forward to restoring and enhancing their commercial relationship.

- Ends -

For further information, please contact:
Paul Long, Chief Administration Officer, United Group Limited: (61 2) 9492 8813

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. It operates in Australia, New Zealand, Asia, North America, and parts of Europe and the Middle East. The group consists of five businesses each with specific complementary services:
UGL Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
UGL Resources is a long term solution provider of multi-discipline services to clients in the resources industry
UGL Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning
UGL Transport & Systems is a multi-service business offering construction, engineering, operational and maintenance services to the communications, road & rail transport and defence industries
UGL Water & Energy is a market leader providing industrial maintenance, construction and engineering services to the water and energy sectors using technology partnerships with world-leading organisations.

ABN 85 009 180 287

onesteel

21 September 2007

MEDIA RELEASE

ONESTEEL LIMITED AND UNITED GROUP LIMITED SETTLE DISPUTE

In 2003 and 2004 OneSteel Limited and United Group Limited worked together on the reline of OneSteel's Blast Furnace at Whyalla South Australia. Since 2004 the parties have been in dispute over the cost of the work undertaken.

That dispute has now been resolved on a commercial and confidential basis.

The proceedings relating to that dispute in the Supreme Court of South Australia are to be discontinued by consent. OneSteel and United Group look forward to restoring and enhancing their commercial relationship.

For further information, please contact:

Mark Gell
General Manager, Corporate Development
Phone: +61 2 9239 6616
Mobile: +61 419 440 533
Email: gellm@onesteel.com

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

ASX Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	25 September 2007
PAGES :	8 (including this page)		
SUBJECT:	**New Issue of Shares**		

Please find attached an Appendix 3B for the issue of:

- 13,600 shares following the exercise of options under the Employee Share Option Plan; and
- 4,219,307 shares to the shareholders of UNICCO Services Company following the completion of the acquisition.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 13,600 2. 4,219,307
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares will rank equally with other ordinary shares.
5	Issue price or consideration	1. Exercise price $10.73 for 7,200, and $11.39 for 6,400 options 2. $16.67
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued on exercise of options under Employee Share Option Plan 2. Shares issued under the terms of the acquisition of UNICCO Services Company
	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 September 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	163,180,269	Ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Total	**6,842,272**	Unquoted Options
Options	Exercise Price ($)	Expiry Date
83,334	5.16	31/12/2007
33,334	6.28	31/12/2007
180,002	7.23	31/12/2008
66,667	7.64	31/12/2008
702,400	10.73	31/12/2008
96,700	11.39	31/12/2008
145,000	9.34	31/12/2009
1,229,667	4.45	31/12/2009
530,000	13.75	31/12/2009
27,000	13.39	31/12/2009
300,000	7.64	31/12/2010
61,123	16.49	31/12/2010
1,350,000	13.77	31/08/2011
400,000	10.83	31/12/2011
394,961	13.09	31/12/2011
355,463	14.30	31/12/2011
369,400	13.75	31/12/2011
390,764	13.52	31/12/2011
126,457	15.43	31/12/2012

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their	

+ See chapter 19 for defined terms.

entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – Not applicable

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 September 2007
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

UnitedGroup Limited

ASX/MEDIA RELEASE

25 September 2007

United Group completes acquisition of UNICCO

Leading engineering and services company United Group Limited today announced it has completed the acquisition of UNICCO.

"We are pleased to welcome UNICCO staff and customers to United Group. UNICCO's very capable senior management team will continue to manage the business with Mr George Keches remaining as President and Mr Lou Lanzillo, Vice Chairman, will become United Group's Chief Operating Officer Americas & Europe", said United Group's Managing Director and CEO Richard Leupen.

"We see this acquisition as an important part of our long term strategy to lead specialist market sectors and provide a long term growth platform for our business", said Mr Leupen.

United Group and the companies that make up its 21,000 strong personnel in the property sector, including UNICCO, are well placed to service multinational clients who are demanding global Corporate Real Estate and Facilities Management solutions. United Group now has a total of almost 30,000 staff in Australia, New Zealand, Asia, North America and parts of Europe and the Middle East.

- Ends -

For further information, please contact:
Teresa Aruego Easter – Group Manager Corporate Affairs: (61 2) 9492 8842

United Group (ASX - UGL) is a diversified services company specialising in maintenance, facilities management, manufacturing, fabrication, engineering, construction and business process outsourcing. The group consists of five businesses each with specific complementary services:
United Group Rail is Australia's foremost rail and rolling stock company offering services such as; engineering and manufacturing, refurbishment and remanufacture, maintenance services and spare parts
United Group Resources is a long term solution provider of multi-discipline services to clients in the resources industry
United Group Services is a premier global provider of outsourcing services. Services include corporate real estate, facilities management, project management, finance and accounting, procurement, human resource management and learning
UGL Transport & Systems is a multi-service business offering construction, engineering, operational and maintenance services to the communications, road & rail transport and defence industries
UGL Water & Energy is a market leader providing industrial maintenance, construction and engineering services to the water and energy sectors using technology partnerships with world-leading organisations.

ABN 85 009 180 287

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: +61 2 9492 8888
Facsimile: +61 2 9492 8844

www.unitedgroupltd.com

ASX ANNOUNCEMENT

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	25 September 2007
PAGES :	1 (including this page)		
SUBJECT:	**Cleansing Statement**		

Further to the announcement on 11 July 2007, United Group Limited (**United Group**) seeks to rely on section 708A(5) of the Corporations Act 2001 (Cth) (the **Act**) and gives notice under section 708A(5)(e) of the Act of the following details:

1. United Group issued 4,219,307 fully paid ordinary shares (**Shares**) on 25 September 2007;
2. United Group issued the Shares without disclosure to investors under Part 6D.2 of the Act;
3. as at the date of this notice, United Group has complied with:
   - the provisions of the Chapter 2M of the Act as they apply to United Group; and
   - section 674 of the Act; and
4. as at the date of this notice, there is no information to be disclosed that is "excluded information" within the meaning of sections 708A(7) and 708A(8) of the Act.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

CALEDONIA

Level 21, Gold Fields House, 1 Alfred Street, Sydney, NSW 2000 Australia
Telephone: (61-2) 9255 7600 Facsimile: (61-2) 9255 7610 e-mail: cil@caledonia.com.au

Caledonia Investments Pty Limited (ABN: 17 055 008 550) (AFS Licence No. 253012)
Caledonia (Private) Investments Pty Limited (ABN: 58 003 977 115) (AFS Licence No. 254432)

FACSIMILE MESSAGE

ATTENTION:	**The Manager – Company Announcements Office**
COMPANY:	**Australian Securities Exchange**
FAX NO:	**1900 999 279**
FROM:	**Bernard Stanton**
DATE:	**27/09/2007**
NO. OF PAGES:	**5** (including header sheet)

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme UNITED GROUP LIMITED

ACN/ARSN 009 180 287

1. Details of substantial holder(1)

Name CALEDONIA INVESTMENTS PTY LIMITED & ITS ASSOCIATES

ACN/ARSN (if applicable) 055 008 556

There was a change in the interests of the substantial holder on 25/09/2007

The previous notice was given to the company on 19/07/2007

The previous notice was dated 19/07/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY	18,490,246	12.11%	17,317,247	10.61%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
25/09/2007	REFER TO	REFER ANNEXURE B	REFER TO	ORDINARY	1,172,999
	ANNEXURE A		ANNEXURE B	1,172,999	

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
REFER TO	REFER TO	REFER TO	POWER TO VOTE	ORDINARY	17,317,247
ANNEXURE	ANNEXURE A	ANNEXURE A		17,317,247	
A					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
REFER TO ANNEXURE A	

Signature

print name BERNARD STANTON capacity DIRECTOR

sign here date 27/9/07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE A

TO FORM 604 "Notice of change of interests of substantial holder" dated 27/09/2007

The associated entities are:

Caledonia Investments Pty Limited (ACN 055 008 556) – (as Fund Manager).

Caledonia (Private) Investments Pty Limited (ACN 003 977 115) – (as Fund Manager).

Mark A. Nelson

J. William Vicars

Each entity has Level 21, 1 Alfred Street, Sydney NSW 2000 as its registered office.

27/9/07

Bernard Stanton
Director

Date

ANNEXURE B

UNITED GROUP LIMITED

TO FORM 604 "NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER"
DATED 27/09/2007

TRANSACTION	DATE	CONSIDERATION (CASH)		NUMBER OF SECURITIES	CLASS OF SECURITIES
SALE	20/07/2007	-$	1,397,794.79	-76,476	ORDINARY
SALE	2/08/2007	-$	2,422,757.15	-135,937	ORDINARY
SALE	3/08/2007	-$	359,709.96	-20,267	ORDINARY
PURCHASE	16/08/2007	$	8,348,411.00	491,083	ORDINARY
SALE	16/08/2007	-$	2,717,602.93	-165,742	ORDINARY
SALE	23/08/2007	-$	825,000.41	-47,066	ORDINARY
PURCHASE	28/08/2007	$	513,965.45	30,660	ORDINARY
PURCHASE	29/08/2007	$	1,626,827.52	100,000	ORDINARY
SALE	29/08/2007	-$	59,966.56	-3,690	ORDINARY
SALE	31/08/2007	-$	1,413,118.86	-83,680	ORDINARY
PURCHASE	14/09/2007	$	10,640.61	600	ORDINARY
SALE	18/09/2007	-$	3,603,773.47	-200,000	ORDINARY
SALE	19/09/2007	-$	10,022,321.53	-554,388	ORDINARY
SALE	20/09/2007	-$	4,333,477.02	-234,867	ORDINARY
SALE	21/09/2007	-$	782,062.31	-43,181	ORDINARY
SALE	24/09/2007	-$	331,457.00	-18,312	ORDINARY
SALE	25/09/2007	-$	1,734,633.80	-96,056	ORDINARY
SALE	26/09/2007	-$	2,090,814.50	-115,680	ORDINARY
TOTAL		**-$**	**21,594,645.71**	**-1,172,999**	

27/9/07

BERNARD STANTON
DIRECTOR

DATE

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

ASX Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	5 October 2007
PAGES :	8 (including this page)		
SUBJECT:	**New Issue of Shares**		

Please find attached an Appendix 3B for the issue of 158,600 following the exercise of options under the Employee Share Option Plan.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	158,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares will rank equally with other ordinary shares.
5	Issue price or consideration	Exercise price $10.73 for 8,600 options Exercise price $5.16 for 83,334 options Exercise price $4.45 for 66,666 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options under Employee Share Option Plan
	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	163,338,869	Ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Total	6,670,172	Unquoted Options
Options	Exercise Price ($)	Expiry Date
33,334	6.28	31/12/2007
180,002	7.23	31/12/2008
66,667	7.64	31/12/2008
701,000	10.73	31/12/2008
96,700	11.39	31/12/2008
145,000	9.34	31/12/2009
1,163,001	4.45	31/12/2009
530,000	13.75	31/12/2009
22,500	13.39	31/12/2009
300,000	7.64	31/12/2010
61,123	16.49	31/12/2010
1,350,000	13.77	31/08/2011
400,000	10.83	31/12/2011
394,961	13.09	31/12/2011
355,463	14.30	31/12/2011
353,200	13.75	31/12/2011
390,764	13.52	31/12/2011
126,457	15.43	31/12/2012

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests): No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their	

+ See chapter 19 for defined terms.

entitlements *in full* through a broker?	
31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – Not applicable

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: L Nikolopoulos .... Date: 5 October 2007
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

ASX Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	9 October 2007
PAGES :	8 (including this page)		
SUBJECT:	**New Issue of Shares**		

Please find attached an Appendix 3B for the issue of 2,700 following the exercise of options under the Employee Share Option Plan.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,700
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares will rank equally with other ordinary shares.
5	Issue price or consideration	Exercise price $10.73 for 2,700 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options under Employee Share Option Plan
	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	163,341,569	Ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Total	6,641,372	Unquoted Options
Options	Exercise Price ($)	Expiry Date
33,334	6.28	31/12/2007
180,002	7.23	31/12/2008
66,667	7.64	31/12/2008
691,600	10.73	31/12/2008
96,700	11.39	31/12/2008
145,000	9.34	31/12/2009
1,163,001	4.45	31/12/2009
530,000	13.75	31/12/2009
22,500	13.39	31/12/2009
300,000	7.64	31/12/2010
61,123	16.49	31/12/2010
1,350,000	13.77	31/08/2011
400,000	10.83	31/12/2011
394,961	13.09	31/12/2011
355,463	14.30	31/12/2011
333,800	13.75	31/12/2011
390,764	13.52	31/12/2011
126,457	15.43	31/12/2012

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their	

+ See chapter 19 for defined terms.

entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – Not applicable

+ See chapter 19 for defined terms.

For personal use only

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 October 2007
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

United Group Limited
ABN 85 009 180 287
Level 7,40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	10 October 2007
PAGES :	9 (including this page)		
SUBJECT:	**AGM – Chairman and Managing Director's address**		

Please find enclosed the Chairman and Managing Director's address for the AGM to be held at 2pm today.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

CHAIRMAN'S ADDRESS


UnitedGroup Limited
creating tomor
United Group Limited
ANNUAL GENERAL MEETING

Ladies and Gentlemen, I am pleased to say that 2007 has been another year of progress as we lay the foundation for United Group' s next phase of growth.


2007 Highlights
UnitedGroup Limited
Record earnings performance
Total dividends 48 cents per share (fully franked)
Announced acquisition of UNICCO, a North American integrated facilities services business
United Group's entry into the ASX 100 index

Ladies and gentlemen, on behalf of the Board of Directors it is a pleasure again to present United Group's results to you for the year to 30 June 2007.

United Group continues to deliver for our shareholders, our customers and our people.

If I could briefly highlight some of the key achievements during the year:

- Again, the Group delivered record revenue and earnings performance.
- We rewarded shareholders with increased dividends.
- In July we continued to expand our global footprint with the $477 million acquisition of UNICCO, a US based facilities management business.

And finally, United Group entered the S&P/ASX 100 index, ranking us as one of the top 100 publicly listed companies in Australia. This certainly illustrates United Group's significant growth over the last seven years and is an excellent measure that our management team continues to deliver on its strategy.


Strong Performance and Growth
UnitedGroup
Operating Revenue A$m
NPAT & MI A$m
NPAT & MI Margin

Let me now review the financial performance in more detail.

Net profit before tax and minority interest was $92.7 million, up from $78.7 million in the prior year, an 18% increase even after accounting for the costs associated with the Sydney PPP.

Operating revenue of $2.5 billion was a record for United Group, up from $2.2 billion in the prior year, a 14% increase.

Profit and revenue growth was fuelled by organic growth and the contribution from UGL Equis, which was acquired in July 2006.


Earnings and Dividend per Share
UnitedGroup Limited
Earnings Per Share cps
H1 H2 Rail PPP Impact
22.7
29.1
34.4
45.8
63.7
77.0
67.8
2002 2003 2004 2005 2006 2007
Dividend Per Share cps
Special Dividend
Dividend H2
Dividend H1
10
24
28
30
44
48
2002 2003 2004 2005 2006 2007

Earnings per share have again grown this year - up 6% to 68 cents per share.

United Group's strong growth rates have again enabled the Board to reward shareholders whilst ensuring that it has sufficient financial flexibility to pursue growth opportunities.

A fully franked final dividend of 28 cents per share has been declared, taking total dividends for the year to 48 cents, a 9% increase.

This represents a payout ratio of 78%. The level is considered appropriate given the balance sheet strength and acceptable gearing and interest coverage ratios.

During the year, United Group has strengthened its financial position with shareholder funds increasing to $595 million.


Investment in United Group
UnitedGroup Limited
Share Price Growth
United Group Limited vs ASX All Ordinaries
June 2000 to June 2007:
Share price growth: 1,582%
Market capitalisation growth: 2,781%
Total Shareholder' Return:
1 year: 18%
5 years: 601% (43% pa)
United Group Limited
ASX All Ordinaries
Jun 00 Jun 01 Jun 02 Jun 03 Jun 04 Jun 05 Jun 06 Jun 07

Over the past six financial years, United Group has achieved solid growth rates. For example, over this time the company has delivered dividend growth of almost 400% and share price growth of more than 1500%.

The shares are trading today at around $19.00, which again reflects that Shareholders continue to believe in our strategy.

Through our entry into the S&P/ASX 100 index, and the $243 million institutional placement and a Share Purchase Plan (SPP) to fund the acquisition of UNICCO, we welcomed many new shareholders to the Group, including the vendors UNICCO. Also, over 5,300 shareholders took up the SPP entitlements, almost 30% of eligible shareholders. The support from shareholders for our growth initiatives continues to be pleasing.

As United Group emerges as a global player in property services and infrastructure engineering, strong leadership is critical. The Board has been impressed with the depth of talent in the senior management team, including the depth and talent of the UNICCO leadership team. The Board is also very supportive of Richard's initiative to identify and support upcoming leaders through the ULead program.

Before I hand over to Richard, I would like to congratulate him for his leadership during another successful year and commend all of our people for their efforts and commitment during the year. Richard and his team are well equipped to take United Group to the next stage of its development.

Finally, I would like to take this opportunity to thank United Group's shareholders for their continued support, and of course our customers for their ongoing commitment.

Thank you.

MANAGING DIRECTOR AND CEO'S ADDRESS

Thank you, Trevor and good afternoon ladies and gentlemen. Let me join our Chairman in welcoming you all to our 2007 Annual General meeting.

2007 has been another successful year for United Group. We have continued to grow revenue and earnings and again we achieved record levels of performance.

Our workforce increased from 11,000 to near 30,000 with the acquisition of UNICCO which was settled on the 25th of September.

Of our 30,000 people, 20,000 people are working offshore, making United Group a truly international company. We now have an ever-expanding global presence operating across Australia, New Zealand, Asia, North America, and parts of Europe and the Middle East.

This year can also be characterised as one in which we strengthened our position in key sectors and improved our operational capabilities. This means having the right risk management procedures in place, the best teams, strong partnerships at both the customer and technology level, and operating in the right sectors.


Order Book and Employees
UnitedGroup Limited
Order Book $m
1,124
2,252
2,301
2,688
4,283
4,401
Employees
3,773
5,032
5,696
7,879
10,678
11,099
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07
Infrastructure
Rail
Resources
Services
United Group Limited

While our performance in 2007 was encouraging, we are of course very much focused on the year ahead.

United Group enters the coming year with a solid sustainable order book of $4.4 billion. As in prior years, United Group takes a conservative approach in calculating our order book. A large percentage of our work is generated from renewals and extensions on existing contracts, revenue that is not recognised in the order book. We therefore have significant growth potential in the current order book and renewable contract base.

United Group's 30,000 people are its key strength. Their safety and wellbeing is our top priority, and we continue to develop learning and development programs at all levels to ensure our people get the very best out of their environment.

The ULead program is helping educate and improve the skills of our future leaders, critical for a company that has a long-term focus. Additionally, we currently have over 400 apprentices working at our job sites throughout Australia. In an environment of significant skills shortages, it

is critical not only to United Group's future success, but Australia's longer-term competitiveness that we train our youth.


Strategy for Growth
UnitedGroup Limited
United Group is strongly positioned for future growth
– Global property services business
– Australasian infrastructure business
– Australia/New Zealand consulting engineering business in the resources sector
Alliance and technology partnerships
Sector focus targeting quality clients in major cities and industries
– Blue chip companies
– Government and institutions
Recurring revenue streams basis of our strategy
Moving towards performance-based and alliance contracts
Strong safety culture

I would also like to reinforce our strategy. For many of our shareholders who we report to every year, the strategy should be a familiar one as it has been the catalyst behind our success for the last 7 years.

Our strategy remains the same – we continue to partner with leading blue chip companies and governments to provide to provide outsourced services to major population centres that require essential infrastructure, whether it be water, power, transportation, communications, property or resources.

Our technology partnerships are also an important factor in delivering the best outcomes for customers. We work with strong partners like GE, ALSTOM SA, Mitsubishi Electric, Balfour Beatty, and Aker Kvaerner. Together we have secured a number of projects throughout Australia.

Our revenue streams are stronger than ever supported by recurring incomes with many of our contracts alliance or cost plus based contracts.

Safety excellence remains at the heart of United Group's growth strategy and we continue to grow our USafe program. Our safety goals are of equal importance as its financial goals – both key performance indicators.

Our people throughout the world are embracing the importance of good safety practices and delivering a safer workplace each year.

One United — UnitedGroup Limited

- One United has been designed to extract benefits of scale across the Group
- One United program includes
  - SAP implementation for the engineering businesses
    - To achieve common processes
  - Rollout plans for a consolidated financial reporting system
  - 3 year plan to progressively institute Shared Services capabilities where appropriate
- Starting to achieve synergies

An important development during the year has been ensuring we have the right people, systems and procedures in place to match our continued growth. We initiated the One United program which has been designed to consolidate and rationalise our procurement, IT systems and procedures. The process is also helping us eliminate poor performing contracts and improve the management of existing projects.

One United is more than a cost cutting exercise and we will reinvest savings back into United Group to build our teams and enhance financial performance.

At a senior level, we have strengthened our capabilities in finance, operations, business development and risk management. It is a testament to the strength of the United Group brand that we have been able to attract such top talent to our senior ranks.

Key Drivers for Growth — UnitedGroup Limited

- Continued investment in essential infrastructure
  - State Governments' infrastructure spend estimated at $40 billion for FY2008
  - With total estimate up to FY2011 at $150 billion
- Growing trend to outsource non-core services
- International expansion
- New Structure
  - United Group Rail
  - United Group Resources
  - United Group Services
  - United Group Transport & Systems
  - United Group Water & Energy

United Group has three pillars upon which to grow:

- The continued investment in essential infrastructure sectors in Australia and other international markets,
- Growing trend to outsource non-core services, and
- International expansion.

Increased spending in the Resources sector is also a driver of growth for the Group as this fuels spending on essential infrastructure.

Australia's State Governments' in Australia are estimated to spend over $40 billion on infrastructure for FY2008, a 27% year-on-year increase.

For the four years up to FY2011, infrastructure spending is estimated to be over $150 billion.

As you can see, this spending will occur over the next 4 years which illustrates that United Group is well placed to play an important role in this infrastructure "boom".

The increased spending in essential infrastructure has led to a significant increase in works in our Infrastructure business, so much so, that we have taken the decision to split United Group Infrastructure into two separate businesses – United Group Transport & Systems, and United Group Water & Energy. This gives us greater focus in each of these sectors and will no doubt help us to secure more projects in each of these markets.


Outlook
UnitedGroup Limited
• Order book of $4.4bn
• Strong market positions supported by continuous spending in infrastructure and resources
• Acquisition of UNICCO as part of unique long term growth platform
• Focus on strong cash flow, balance sheet and return on capital
• Investing in our future
– Strengthening management team
– Roll out of leadership team program
– Improving business systems and processes
– Better risk management
– Starting up in the health sector
• Historical strong growth expected to continue in FY08
– Revenues expected to be around $4 billion

United Group enters the year in the best position in our history to capitalise on the opportunities in global property services and essential infrastructure. We have spent the past year strengthening our position in key markets and we now have the foundation in place to capitalise on the strong opportunities open to us.

We expect 2008 to be another year of growth supported by favourable market conditions, growth in outsourcing in all major markets, and increased spending on essential infrastructure.

United Group expects next year's total revenue to approach $4 billion. Our long term goal remains, to increase earnings by between 10% to 15% on a sustainable basis. Organic growth and acquisitions will continue to be the future growth drivers.

We have a stronger leadership team and a strategy delivering results. We are in sectors that are growing and we have the best people and customers. These essential ingredients will ensure that United Group not only continues to lead our sectors but also delivers for our shareholders.

Finally, can I join the Chairman in thanking our shareholders, customers, partners and of course our people for their commitment during the year.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: +61 2 9492 8888
Facsimile: +61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

ASX ANNOUNCEMENT

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	10 October 2007
PAGES :	1 (including this page)		
SUBJECT:	**Results from General Meeting**		

In accordance with ASX Listing Rule 3.13.2, United Group Limited advises that each of the resolutions put to the General Meeting of the Company held on 10 October 2007 was passed on a show of hands.

Proxy votes held in relation to each resolution were as follows:

No.	Resolution	For	Open	Against	Abstain
2.	Adoption of Remuneration Report	70,501,946	1,683,910	9,988,187	460,286
3.	Re-elect Bruno Camarri as a director of the Company	73,879,966	1,692,615	5,750,340	1,311,408
4.	Re-election Richard Humphry as a director of the Company	80,728,152	1,704,788	120,865	80,524
5.	Increase the cap on directors' remuneration	75,710,830	611,166	2,364,602	2,946,031

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

Announcement

TO:	ASX Company Announcements		
FROM:	Richard Leupen	**DATE:**	10 October 2007
PAGES :	1 (including this one)		
SUBJECT:	**Appointment of Company Secretary**		

United Group Limited has today appointed Kim Ivantsoff as Company Secretary to act as an interim Company Secretary during Lyn Nikolopoulos' 12 month maternity leave of absence.

David Simpson, who was appointed on 19 September 2006, will continue to act as Joint Company Secretary with Ms Ivantsoff.

Ms Ivantsoff has extensive legal and secretarial experience. She commenced her career in the Corporate Advisory Group of a leading national law firm where she acted for numerous high profile public, private and government clients. Ms Ivantsoff then moved to the in-house environment where she provided both legal and secretarial services for three ASX Top 300 companies. She acted in this capacity during Australia's second largest successful private equity bid and, more recently, for an ASX Top 100 infrastructure and engineering company. Ms Ivantsoff graduated with a Bachelor of Laws (Honours) from the Australian National University and is currently completing a Graduate Diploma in Applied Corporate Governance with the Chartered Secretaries Australia.

In accordance with listing rule 12.6, Ms Ivantsoff and David Simpson are responsible for communications with ASX in relation to listing rule matters.

Yours faithfully

RLeup

Richard Leupen
Managing Director and CEO

Form 604
Corporations Act 2001
Section 671B

Notice of Change of Interests of Substantial Holder

To: United Group Ltd
ACN/ARSN:

1. Details of substantial holder (s)

Name: FMR LLC and FIL
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	9 October 2007
The previous notice was given to the company on	6 June 2007
The previous notice was dated	5 June 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous Notice Person's votes	Previous Notice Voting Power (5)	Present Notice Person's votes	Present Notice Voting Power (5)
Common Stock	9,277,747	6.70%	9,032,886	5.68%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class & No. of securities affected	Person's votes affected
			USD $	Common stock	Common stock
08 June 2007	FMR LLC & FIL	Market Disposition	13.5691	42,100	42,100
08 June 2007	FMR LLC & FIL	Market Disposition	13.5533	9,200	9,200
12 June 2007	FMR LLC & FIL	Market Disposition	13.4595	12,000	12,000
20 June 2007	FMR LLC & FIL	Market Disposition	13.7026	25,171	25,171
21 June 2007	FMR LLC & FIL	Market Disposition	14.0498	21,400	21,400
22 June 2007	FMR LLC & FIL	Market Acquisition	14.0813	9,800	9,800
22 June 2007	FMR LLC & FIL	Market Disposition	14.0747	30,000	30,000
25 June 2007	FMR LLC & FIL	Market Acquisition	13.9801	9,100	9,100
26 June 2007	FMR LLC & FIL	Market Disposition	14.2101	1,200	1,200
02 July 2007	FMR LLC & FIL	Market Acquisition	14.1746	7,700	7,700
02 July 2007	FMR LLC & FIL	Market Disposition	14.1149	45,800	45,800
02 July 2007	FMR LLC & FIL	Market Disposition	14.2489	3,600	3,600
03 July 2007	FMR LLC & FIL	Market Disposition	15.0830	30,000	30,000
10 July 2007	FMR LLC & FIL	Market Disposition	15.1541	30,000	30,000

10 July 2007	FMR LLC & FIL	Market Disposition	15.1333	5,900	5,900
12 July 2007	FMR LLC & FIL	Market Acquisition	14.7840	18,100	18,100
12 July 2007	FMR LLC & FIL	Market Acquisition	14.9506	8,500	8,500
12 July 2007	FMR LLC & FIL	Market Acquisition	14.7840	50,300	50,300
12 July 2007	FMR LLC & FIL	Market Acquisition	14.9506	23,600	23,600
12 July 2007	FMR LLC & FIL	Market Acquisition	14.8403	378,500	378,500
12 July 2007	FMR LLC & FIL	Market Acquisition	14.9099	178,300	178,300
12 July 2007	FMR LLC & FIL	Market Acquisition	14.8403	36,300	36,300
12 July 2007	FMR LLC & FIL	Market Acquisition	14.9099	17,100	17,100
12 July 2007	FMR LLC & FIL	Market Acquisition	14.7840	22,100	22,100
12 July 2007	FMR LLC & FIL	Market Acquisition	14.9506	10,400	10,400
12 July 2007	FMR LLC & FIL	Market Acquisition	14.7840	6,600	6,600
12 July 2007	FMR LLC & FIL	Market Acquisition	14.8291	2,300	2,300
12 July 2007	FMR LLC & FIL	Market Acquisition	14.7840	12,600	12,600
12 July 2007	FMR LLC & FIL	Market Acquisition	14.8291	5,900	5,900
12 July 2007	FMR LLC & FIL	Market Acquisition	14.8403	53,600	53,600
12 July 2007	FMR LLC & FIL	Market Acquisition	14.9099	25,300	25,300
12 July 2007	FMR LLC & FIL	Market Acquisition	14.8403	17,000	17,000
12 July 2007	FMR LLC & FIL	Market Acquisition	14.9099	1,300	1,300
12 July 2007	FMR LLC & FIL	Market Acquisition	14.8403	33,200	33,200
12 July 2007	FMR LLC & FIL	Market Acquisition	14.9099	2,600	2,600
12 July 2007	FMR LLC & FIL	Market Acquisition	14.8403	129,744	129,744
12 July 2007	FMR LLC & FIL	Market Acquisition	14.9099	12,956	12,956
12 July 2007	FMR LLC & FIL	Market Acquisition	14.7840	20,800	20,800
12 July 2007	FMR LLC & FIL	Market Acquisition	14.9506	9,800	9,800
12 July 2007	FMR LLC & FIL	Market Acquisition	14.7840	67,100	67,100
12 July 2007	FMR LLC & FIL	Market Acquisition	14.8403	33,600	33,600
12 July 2007	FMR LLC & FIL	Market Acquisition	14.9099	400	400
12 July 2007	FMR LLC & FIL	Market Acquisition	14.8403	46,300	46,300
12 July 2007	FMR LLC & FIL	Market Acquisition	14.9099	5,700	5,700
12 July 2007	FMR LLC & FIL	Market Disposition	15.6126	9,100	9,100
16 July 2007	FMR LLC & FIL	Market Acquisition	15.8908	2,700	2,700
16 July 2007	FMR LLC & FIL	Market Acquisition	15.8947	58,200	58,200
16 July 2007	FMR LLC & FIL	Market Acquisition	15.8947	2,800	2,800
24 July 2007	FMR LLC & FIL	Market Disposition	16.0949	124,300	124,300
25 July 2007	FMR LLC & FIL	Market Acquisition	16.0882	2,500	2,500
26 July 2007	FMR LLC & FIL	Market Disposition	16.0663	6,500	6,500
27 July 2007	FMR LLC & FIL	Market Acquisition	15.2971	1,900	1,900
27 July 2007	FMR LLC & FIL	Market Acquisition	15.2971	1,200	1,200
27 July 2007	FMR LLC & FIL	Market Acquisition	15.5671	400	400
27 July 2007	FMR LLC & FIL	Market Acquisition	15.5671	1,600	1,600
27 July 2007	FMR LLC & FIL	Market Acquisition	15.2971	1,800	1,800
30 July 2007	FMR LLC & FIL	Market Disposition	15.2182	6,100	6,100
01 August 2007	FMR LLC & FIL	Market Disposition	15.3578	6,700	6,700
01 August 2007	FMR LLC & FIL	Market Disposition	15.3902	23,500	23,500
02 August 2007	FMR LLC & FIL	Market Acquisition	15.3591	800	800
09 August 2007	FMR LLC & FIL	Market Acquisition	16.0313	4,100	4,100
13 August 2007	FMR LLC & FIL	Market Disposition	14.6233	1,000	1,000
13 August 2007	FMR LLC & FIL	Market Disposition	14.6233	1,400	1,400
14 August 2007	FMR LLC & FIL	Market Acquisition	15.0794	3,400	3,400
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	6,325	6,325

16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	4,742	4,742
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	2,716	2,716
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	6,871	6,871
16 August 2007	FMR LLC & FIL	Market Disposition	13.4703	7,381	7,381
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	3,982	3,982
16 August 2007	FMR LLC & FIL	Market Disposition	13.4703	1,150	1,150
16 August 2007	FMR LLC & FIL	Market Disposition	13.4703	4,609	4,609
16 August 2007	FMR LLC & FIL	Market Disposition	13.4703	5,542	5,542
16 August 2007	FMR LLC & FIL	Market Disposition	13.4703	24,225	24,225
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	4,012	4,012
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	11,295	11,295
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	2,993	2,993
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	12,084	12,084
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	23,625	23,625
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	6,142	6,142
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	17,267	17,267
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	2,961	2,961
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	16,645	16,645
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	3,326	3,326
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	10,193	10,193
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	93,792	93,792
16 August 2007	FMR LLC & FIL	Market Disposition	13.4703	53,672	53,672
16 August 2007	FMR LLC & FIL	Market Disposition	13.4703	10,677	10,677
16 August 2007	FMR LLC & FIL	Market Disposition	13.4703	44,385	44,385
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	2,845	2,845
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	22,482	22,482
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	3,249	3,249
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	33,156	33,156
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	3,105	3,105
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	33,567	33,567
16 August 2007	FMR LLC & FIL	Market Disposition	12.9507	1,942	1,942
17 August 2007	FMR LLC & FIL	Market Disposition	12.6528	171	171
17 August 2007	FMR LLC & FIL	Market Disposition	12.6528	8,050	8,050
17 August 2007	FMR LLC & FIL	Market Disposition.	12.6954	4,954	4,954
17 August 2007	FMR LLC & FIL	Market Disposition	12.6954	9,619	9,619
17 August 2007	FMR LLC & FIL	Market Disposition	12.6954	34,736	34,736
17 August 2007	FMR LLC & FIL	Market Disposition	12.6528	66,595	66,595
17 August 2007	FMR LLC & FIL	Market Disposition	12.6528	17,582	17,582
17 August 2007	FMR LLC & FIL	Market Disposition	12.6954	8,907	8,907
17 August 2007	FMR LLC & FIL	Market Disposition	12.6954	21,005	21,005
17 August 2007	FMR LLC & FIL	Market Disposition	12.6954	1,236	1,236
22 August 2007	FMR LLC & FIL	Market Disposition	13.9679	982	982
23 August 2007	FMR LLC & FIL	Market Disposition	14.0160	25,493	25,493
27 August 2007	FMR LLC & FIL	Market Disposition	14.0741	21,494	21,494
28 August 2007	FMR LLC & FIL	Market Acquisition	13.7158	800	800
31 August 2007	FMR LLC & FIL	Market Acquisition	13.8654	3,685	3,685
31 August 2007	FMR LLC & FIL	Market Acquisition	13.8654	1,886	1,886
04 September 2007	FMR LLC & FIL	Market Disposition	14.8751	13,057	13,057
04 September 2007	FMR LLC & FIL	Market Disposition	14.9693	1,010	1,010
05 September 2007	FMR LLC & FIL	Market Disposition	14.7640	12,027	12,027
05 September 2007	FMR LLC & FIL	Market Disposition	15.0702	36,660	36,660

06 September 2007	FMR LLC & FIL	Market Acquisition	14.8356	5,250	5,250
06 September 2007	FMR LLC & FIL	Market Disposition	14.8696	30,000	30,000
07 September 2007	FMR LLC & FIL	Market Disposition	14.9442	20,000	20,000
11 September 2007	FMR LLC & FIL	Market Disposition	14.7405	12,772	12,772
11 September 2007	FMR LLC & FIL	Market Disposition	14.8788	57,238	57,238
12 September 2007	FMR LLC & FIL	Market Disposition	15.0894	1,013	1,013
13 September 2007	FMR LLC & FIL	Market Acquisition	14.7193	1,758	1,758
13 September 2007	FMR LLC & FIL	Market Disposition	14.9545	9,774	9,774
14 September 2007	FMR LLC & FIL	Market Acquisition	14.9790	544	544
14 September 2007	FMR LLC & FIL	Market Acquisition	14.9790	2,693	2,693
14 September 2007	FMR LLC & FIL	Market Acquisition	14.9975	1,698	1,698
14 September 2007	FMR LLC & FIL	Market Acquisition	14.9975	2,851	2,851
14 September 2007	FMR LLC & FIL	Market Acquisition	14.9975	692	692
14 September 2007	FMR LLC & FIL	Market Acquisition	14.9975	11,929	11,929
14 September 2007	FMR LLC & FIL	Market Acquisition	14.9790	16,691	16,691
14 September 2007	FMR LLC & FIL	Market Acquisition	14.9790	5,818	5,818
14 September 2007	FMR LLC & FIL	Market Acquisition	14.9975	2,895	2,895
14 September 2007	FMR LLC & FIL	Market Acquisition	14.9975	4,189	4,189
17 September 2007	FMR LLC & FIL	Market Acquisition	15.2511	730	730
17 September 2007	FMR LLC & FIL	Market Acquisition	15.2511	3,608	3,608
17 September 2007	FMR LLC & FIL	Market Acquisition	15.2002	330	330
17 September 2007	FMR LLC & FIL	Market Acquisition	15.2002	2,275	2,275
17 September 2007	FMR LLC & FIL	Market Acquisition	15.2002	3,820	3,820
17 September 2007	FMR LLC & FIL	Market Acquisition	15.2002	928	928
17 September 2007	FMR LLC & FIL	Market Acquisition	15.2002	15,985	15,985
17 September 2007	FMR LLC & FIL	Market Acquisition	15.2511	22,361	22,361
17 September 2007	FMR LLC & FIL	Market Acquisition	15.2511	7,796	7,796
17 September 2007	FMR LLC & FIL	Market Acquisition	15.2002	3,880	3,880
17 September 2007	FMR LLC & FIL	Market Acquisition	15.2002	330	330
17 September 2007	FMR LLC & FIL	Market Acquisition	15.2002	5,613	5,613
17 September 2007	FMR LLC & FIL	Market Acquisition	15.2002	355	355
17 September 2007	FMR LLC & FIL	Market Disposition	15.2880	50,000	50,000
18 September 2007	FMR LLC & FIL	Market Acquisition	15.0315	2,356	2,356
18 September 2007	FMR LLC & FIL	Market Acquisition	15.0315	11,647	11,647
18 September 2007	FMR LLC & FIL	Market Acquisition	15.2071	771	771
18 September 2007	FMR LLC & FIL	Market Acquisition	15.2071	7,345	7,345
18 September 2007	FMR LLC & FIL	Market Acquisition	15.2071	12,330	12,330
18 September 2007	FMR LLC & FIL	Market Acquisition	15.2071	2,995	2,995
18 September 2007	FMR LLC & FIL	Market Acquisition	15.2071	51,588	51,588
18 September 2007	FMR LLC & FIL	Market Acquisition	15.0315	72,155	72,155
18 September 2007	FMR LLC & FIL	Market Acquisition	15.0315	25,160	25,160
18 September 2007	FMR LLC & FIL	Market Acquisition	15.2071	12,523	12,523
18 September 2007	FMR LLC & FIL	Market Acquisition	15.2071	464	464
18 September 2007	FMR LLC & FIL	Market Acquisition	15.2071	18,117	18,117
18 September 2007	FMR LLC & FIL	Market Acquisition	15.2071	1,146	1,146
18 September 2007	FMR LLC & FIL	Market Disposition	15.4613	12,981	12,981
19 September 2007	FMR LLC & FIL	Market Acquisition	15.4271	2,882	2,882
19 September 2007	FMR LLC & FIL	Market Acquisition	15.4271	14,247	14,247
19 September 2007	FMR LLC & FIL	Market Acquisition	15.4983	945	945
19 September 2007	FMR LLC & FIL	Market Acquisition	15.4983	8,985	8,985
19 September 2007	FMR LLC & FIL	Market Acquisition	15.4983	15,083	15,083

19 September 2007	FMR LLC & FIL	Market Acquisition	15.4983	3,665	3,665
19 September 2007	FMR LLC & FIL	Market Acquisition	15.4983	63,100	63,100
19 September 2007	FMR LLC & FIL	Market Acquisition	15.4271	88,244	88,244
19 September 2007	FMR LLC & FIL	Market Acquisition	15.4271	30,775	30,775
19 September 2007	FMR LLC & FIL	Market Acquisition	15.4983	15,318	15,318
19 September 2007	FMR LLC & FIL	Market Acquisition	15.4983	569	569
19 September 2007	FMR LLC & FIL	Market Acquisition	15.4983	22,160	22,160
19 September 2007	FMR LLC & FIL	Market Acquisition	15.4983	1,403	1,403
20 September 2007	FMR LLC & FIL	Market Disposition	15.7380	38,796	38,796
21 September 2007	FMR LLC & FIL	Market Disposition	15.6568	16,595	16,595
21 September 2007	FMR LLC & FIL	Market Disposition	15.6240	25,456	25,456
24 September 2007	FMR LLC & FIL	Market Disposition	15.6059	6,650	6,650
24 September 2007	FMR LLC & FIL	Market Disposition	15.6876	71,443	71,443
25 September 2007	FMR LLC & FIL	Market Acquisition	15.7583	7,229	7,229
25 September 2007	FMR LLC & FIL	Market Disposition	15.6862	39,761	39,761
26 September 2007	FMR LLC & FIL	Market Disposition	15.7892	12,535	12,535
28 September 2007	FMR LLC & FIL	Market Acquisition	16.3294	4,927	4,927
28 September 2007	FMR LLC & FIL	Market Disposition	16.4280	84,217	84,217
01 October 2007	FMR LLC & FIL	Market Disposition	16.8583	149,591	149,591
02 October 2007	FMR LLC & FIL	Market Disposition	17.3870	100,000	100,000
05 October 2007	FMR LLC & FIL	Market Disposition	17.1738	12,993	12,993
09 October 2007	FMR LLC & FIL	Market Disposition	17.2214	150,000	150,000
				Total Buys	**1,967,519**
				Total Sales	**2,101,322**
				Non-Market Decrease	**111,058**
				Overall Decrease	**244,861**

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
FMR LLC & FIL	AGILENT TEC INT-PAC BAS T50416	90,775
FMR LLC & FIL	FIJ IT BALANCED FUND MOTHER	20,950
FMR LLC & FIL	PYRAMIS PAC BAS XJP C PL T1057	657,035
FMR LLC & FIL	CHEVRON TEX PAC BASIN T55006	50,158
FMR LLC & FIL	CIBC IMP OS EQ POOL PB T55340	29,084
FMR LLC & FIL	FID INSTL FD-PACIFIC(EX JAP)FD	207,870
FMR LLC & FIL	FID INSTL SOUTH EAST ASIA FUND	713,344
FMR LLC & FIL	FID FDS-INST ASIA PAC(EX-JP)PL	39,200
FMR LLC & FIL	FID FDS - PACIFIC POOL	852,614
FMR LLC & FIL	FIDELITY AUSTRALIAN EQ FUND	206,600
FMR LLC & FIL	FID AUS SELECT GL SMALL CAP FD	4,100
FMR LLC & FIL	PYRAMIS INTL GRW PAC BSN T2333	157,907
FMR LLC & FIL	PYRAMIS INST INT GR PXJP T2311	45,064
FMR LLC & FIL	FF-INST PACIFIC EX JAPA POOL	5,730
FMR LLC & FIL	STATE BRD ADM OF FL-PAC T55116	161,027
FMR LLC & FIL	AUSTRALIA - FUNDS SA	126,926
FMR LLC & FIL	WORLDWIDE NON-US EQUITY SUB	33,427

FMR LLC & FIL	FID GLBL BAL ASIAXJP+AUS+NZ SB	59,318
FMR LLC & FIL	GM EURO/PAC VEBA PB T55191	41,899
FMR LLC & FIL	FIJ IT GLOBAL EQ OPEN MOTHER	88,505
FMR LLC & FIL	HKMPF-MKT INV ASIA PAC EQ FND	331,500
FMR LLC & FIL	HALLIBURTON INTL GRO PB T55203	63,234
FMR LLC & FIL	FID INTL DISCOVERY FUND	556,800
FMR LLC & FIL	FA INT SOUTH EAST ASIA SUB	353,321
FMR LLC & FIL	INTL SMALL CAP OPPORTUNITIES	578,729
FMR LLC & FIL	PYRAMIS SEL INTL SM CAP(T1056)	74,059
FMR LLC & FIL	JCPENNEY CORP PAC X-JPN T55300	74,333
FMR LLC & FIL	FIJ IT JPN ASIA GROWTH MOTHER	308,135
FMR LLC & FIL	KBR PAC BASN EX JPN SUB T55378	30,925
FMR LLC & FIL	KENTUCKY INS PAC BASIN T2348	94,415
FMR LLC & FIL	KENTUCKY PEN PAC BASIN T2343	168,840
FMR LLC & FIL	MINN SBI-MSCI WXUS-PBXJ T55308	85,658
FMR LLC & FIL	MTR CORP RETMT SCHM PACIF EQTY	20,400
FMR LLC & FIL	NORTHROP GRMN INT GR-PB T55186	190,913
FMR LLC & FIL	NYC POLICE&FIRE XJP SUB T50712	26,997
FMR LLC & FIL	OH P&F ACWI XUS PB XJPN T50412	165,515
FMR LLC & FIL	FID PACIFIC BASIN FUND	612,476
FMR LLC & FIL	FIDELITY INTL FD - PEP PAC BSN	81,439
FMR LLC & FIL	RAILWAYS PENS EQ-PACIFIC BASIN	439,283
FMR LLC & FIL	RIYAD BANK PACIFIC SUB	85,709
FMR LLC & FIL	ST BOA FL SLCT INTL SM T50818	33,400
FMR LLC & FIL	STANISLAUS ERA IG PBXJ T50585	39,555
FMR LLC & FIL	SEVEN RE FIDELITY PACIFIC	318,315
FMR LLC & FIL	CIBC INTL EQTY PAC BAS T55010	75,729
FMR LLC & FIL	U OF W.ONTARIO- PB XJPN T55326	31,501
FMR LLC & FIL	WISCONSIN SIB FIX PAC T55233	230,507
FMR LLC & FIL	WISCONSIN SIB VAR-PB T55245	13,326
FMR LLC & FIL	WICHITA RET SYS PAC BSN T50636	28,695
FMR LLC & FIL	WASHINGTON SIB PAC T55179	327,644
Total	**9,032,886**	**5.68%**

5. Changes in Association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
FMR LLC / FMR Co / FMTC / Pyramis Global Advisors Trust Company / Pyramis Global Advisors LLC	FMR Co is the adviser to the registered holders named in Section 4 and has power under its management agreements to dispose of the subject shares. FMR Co is a wholly-owned subsidiary of FMR LLC, a Delaware corporation. Edward C. Johnson 3d is chairman of FMR LLC and owns in excess of 10% of the voting power of FMR LLC and may thereby be deemed an associate of FMR Co. However, neither FMR LLC nor Edward C. Johnson 3d has sole power to vote or direct the voting of, or to dispose of or direct the disposition of, the subject shares. FMR Co. carries out such voting under written guidelines established by the Board of Trustees of the Funds which are the registered holders. Fidelity Management Trust Company ("FMTC"), Pyramis Global Advisors Trust Company and Pyramis Global Advisors LLC are trust company's organised under the laws of Massachusetts and is a wholly-owned subsidiary of FMR LLC. Because FMTC, Pyramis Global Advisors Trust Company, Pyramis Global Advisors LLC and FMR Co. are under the common control of FMR LLC, FMTC, Pyramis Global Advisors Trust Company and Pyramis Global Advisors LLC may be considered a related body corporate and hence an "associate" of FMR LLC, as such term is used in the Corporations Law. FMTC, Pyramis Global Advisors Trust Company and Pyramis Global Advisors LLC's relevant interest consists of the power to dispose of, and may also consist of the power to vote or direct the voting of, the shares for the institutional accounts with which it has a management agreement.
FIL	FIL is the adviser to the registered holders named in Section 4 above, each of which is an investment company organized under the laws of a jurisdiction other than the United States, and has power under its management agreements to dispose of the subject shares. Edward C. Johnson 3d is chairman of FIL and owns in excess of 20% of the voting power of FIL. By reason of his ownership of the "prescribed percentage" of FIL, Mr. Johnson may be deemed the holder of a relevant interest in the subject shares and a substantial shareholder. FIL has power to vote and dispose of the shares of the Funds which it advises.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
FMR LLC, FMR Co.	82 Devonshire Street, Boston, MA 02109
FIL	PO Box HM 670, Hamilton HMCX, Bermuda

Sign Here ______________________________
Dated 10 October 2007
Rani Jandu
Regulatory Reporting Senior Manager, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR LLC and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UGL UnitedGroup Limited

ASX Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	11 October 2007
PAGES :	8 (including this page)		
SUBJECT:	**New Issue of Shares**		

Please find attached an Appendix 3B for the issue of 11,900 shares following the exercise of options under the Employee Share Option Plan.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,900
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)·	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares will rank equally with other ordinary shares.
5	Issue price or consideration	Exercise price $10.73 for 11,900 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options under Employee Share Option Plan
	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	163,353,469	Ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Total	**6,629,472**	Unquoted Options
Options	Exercise Price ($)	Expiry Date
33,334	6.28	31/12/2007
180,002	7.23	31/12/2008
66,667	7.64	31/12/2008
679,700	10.73	31/12/2008
96,700	11.39	31/12/2008
145,000	9.34	31/12/2009
1,163,001	4.45	31/12/2009
530,000	13.75	31/12/2009
22,500	13.39	31/12/2009
300,000	7.64	31/12/2010
61,123	16.49	31/12/2010
1,350,000	13.77	31/08/2011
400,000	10.83	31/12/2011
394,961	13.09	31/12/2011
355,463	14.30	31/12/2011
333,800	13.75	31/12/2011
390,764	13.52	31/12/2011
126,457	15.43	31/12/2012

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their	

+ See chapter 19 for defined terms.

For personal use only

	entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – Not applicable

+ See chapter 19 for defined terms.

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: L Nikolopoulos .... Date: 11 October 2007
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

ASX Announcement

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos – Company Secretary	**DATE:**	16 October 2007
PAGES :	8 (including this page)		
SUBJECT:	**New Issue of Shares**		

Please find attached an Appendix 3B for the issue of 85,999 shares following the exercise of options under the Employee Share Option Plan.

Yours sincerely

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	85,999
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares will rank equally with other ordinary shares.
5	Issue price or consideration	Exercise price $4.45 for 44,333 options Exercise price $9.34 for 41,666 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options under Employee Share Option Plan
	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	163,439,468	Ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Total**	**6,543,473**	Unquoted Options
	Options	Exercise Price ($)	Expiry Date
	33,334	6.28	31/12/2007
	180,002	7.23	31/12/2008
	66,667	7.64	31/12/2008
	679,700	10.73	31/12/2008
	96,700	11.39	31/12/2008
	103,334	9.34	31/12/2009
	1,118,668	4.45	31/12/2009
	530,000	13.75	31/12/2009
	22,500	13.39	31/12/2009
	300,000	7.64	31/12/2010
	61,123	16.49	31/12/2010
	1,350,000	13.77	31/08/2011
	400,000	10.83	31/12/2011
	394,961	13.09	31/12/2011
	355,463	14.30	31/12/2011
	333,800	13.75	31/12/2011
	390,764	13.52	31/12/2011
	126,457	15.43	31/12/2012

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the +securities will be offered	
14 +Class of +securities to which the offer relates	
15 +Record date to determine entitlements	
16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17 Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their	

entitlements *in full* through a broker?	
31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – Not applicable

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: L Nikolopoulos .... Date: 16 October 2007
(~~Director~~/Company secretary)

Print name: Lyn Nikolopoulos

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

TO:	ASX Company Announcements		
FROM:	Lyn Nikolopoulos	**DATE:**	17 October 2007
PAGES :	15 (inclusive)		
SUBJECT:	**Change of Directors' Interests**		

Please find attached Change of Director's Interest Notices as a result of shares acquired under the Directors' Deferred Share Plan and the Directors' Retirement Share Plan on behalf of the following Directors:

- Trevor Rowe
- Bruno Camarri
- RG (Sandy) Elliot
- Richard Humphry
- John Ingram
- David Young
- Richard White

Yours faithfully

L Nikolopoulos

Lyn Nikolopoulos
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor C. Rowe
Date of last notice	19 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 October 2007
No. of securities held prior to change	74,010
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 1,129 2. 409
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$29,714.16
No. of securities held after change	75,548
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruno Giovanni Camarri
Date of last notice	19 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 October 2007
No. of securities held prior to change	82,225
Class	Ordinary shares – Retirement Plan
Number acquired	260
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,023.20
No. of securities held after change	82,485
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note. In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Geoffry Elliot
Date of last notice	19 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	N/A
Date of change	15 October 2007
No. of securities held prior to change	28,916
Class	Ordinary shares – Retirement Plan
Number acquired	161
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,110.52
No. of securities held after change	29,077
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard George Humphry
Date of last notice	19 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 October 2007
No. of securities held prior to change	108,209
Class	1. Ordinary shares – Deferred Plan 2. Ordinary shares – Retirement Plan
Number acquired	1. 431 2. 163
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,476.08
No. of securities held after change	108,803
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Weir Ingram
Date of last notice	19 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 October 2007
No. of securities held prior to change	54,312
Class	Ordinary shares – Retirement Plan
Number acquired	189
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,651.48
No. of securities held after change	54,501
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David James Young
Date of last notice	19 September 2007

Part 1 – Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 October 2007
No. of securities held prior to change	109,353
Class	Ordinary shares – Retirement Plan
Number acquired	177
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,419.64
No. of securities held after change	109,530
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**United Group Limited**
ABN	**85 009 180 287**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard White
Date of last notice	19 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 October 2007
No. of securities held prior to change	6,770
Class	Ordinary shares – Retirement Plan
Number acquired	149
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,878.68
No. of securities held after change	6,919
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

ASX Announcement

TO:	ASX Company Announcements		
FROM:	Kim Ivantsoff – Company Secretary	**DATE:**	17 October 2007
PAGES :	8 (including this page)		
SUBJECT:	**New Issue of Shares**		

Please find attached an Appendix 3B for the issue of 39,834 shares following the exercise of options under the Employee Share Option Plan.

Yours sincerely

Kim Ivantsoff
Company Secretary

For personal use only

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	39,834
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares will rank equally with other ordinary shares.
5	Issue price or consideration	Exercise price $6.28 for 3,3334 options Exercise price $10.73 for 3,600 options Exercise price $11.39 for 2,900 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options under Employee Share Option Plan
	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	163,479,302	Ordinary shares

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Total**	**6,503,639**	Unquoted Options
		Options	Exercise Price ($)	Expiry Date
		180,002	7.23	31/12/2008
		66,667	7:64	31/12/2008
		676,100	10.73	31/12/2008
		93,800	11.39	31/12/2008
		103,334	9.34	31/12/2009
		1,118,668	4.45	31/12/2009
		530,000	13.75	31/12/2009
		22,500	13.39	31/12/2009
		300,000	7.64	31/12/2010
		61,123	16.49	31/12/2010
		1,350,000	13.77	31/08/2011
		400,000	10.83	31/12/2011
		394,961	13.09	31/12/2011
		355,463	14.30	31/12/2011
		333,800	13.75	31/12/2011
		390,764	13.52	31/12/2011
		126,457	15.43	31/12/2012

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their	

+ See chapter 19 for defined terms.

	entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – Not applicable

+ See chapter 19 for defined terms.

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 October 2007

(~~Director~~/Company secretary)

Print name: Kim Ivantsoff

+ See chapter 19 for defined terms.

United Group Limited
ABN 85 009 180 287
Level 7, 40 Miller Street
North Sydney NSW 2060
Australia
Telephone: 61 2 9492 8888
Facsimile: 61 2 9492 8844

www.unitedgroupltd.com

UnitedGroup Limited

ASX Announcement

TO:	ASX Company Announcements		
FROM:	Kim Ivantsoff – Company Secretary	**DATE:**	18 October 2007
PAGES :	8 (including this page)		
SUBJECT:	**New Issue of Shares**		

Please find attached an Appendix 3B for the issue of 5,200 shares following the exercise of options under the Employee Share Option Plan.

Yours sincerely

Kim Ivantsoff
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

United Group Limited

ABN

85 009 180 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,200
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares will rank equally with other ordinary shares.
5	Issue price or consideration	Exercise price $10.73 for 5,200 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options under Employee Share Option Plan
	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	163,484,502	Ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Total	6,498,439	Unquoted Options
Options	Exercise Price ($)	Expiry Date
180,002	7.23	31/12/2008
66,667	7.64	31/12/2008
670,900	10.73	31/12/2008
93,800	11.39	31/12/2008
103,334	9.34	31/12/2009
1,118,668	4.45	31/12/2009
530,000	13.75	31/12/2009
22,500	13.39	31/12/2009
300,000	7.64	31/12/2010
61,123	16.49	31/12/2010
1,350,000	13.77	31/08/2011
400,000	10.83	31/12/2011
394,961	13.09	31/12/2011
355,463	14.30	31/12/2011
333,800	13.75	31/12/2011
390,764	13.52	31/12/2011
126,457	15.43	31/12/2012

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No Change

Part 2 - Bonus issue or pro rata issue – Not applicable

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their	

+ See chapter 19 for defined terms.

For personal use only

	entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities – (Not Applicable)

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1 – for ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – Not applicable

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 October 2007
(~~Director~~/Company secretary)

Print name: Kim Ivantsoff

END